As filed with the Securities and Exchange Commission on March 14, 1997

                             Registration No. 33-_____



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-14




REGISTRATION STATEMENT UNDER
        THE SECURITIES ACT OF 1933        / X /




        PRE-EFFECTIVE AMENDMENT NO.      /   /



        POST-EFFECTIVE AMENDMENT NO.     /   /


OPPENHEIMER GLOBAL FUND
(Exact Name of Registrant as Specified in Charter)

Two World Trade Center, New York, New York 10048-0203
(Address of Principal Executive Offices)

212-323-0200
(Registrant's Telephone Number)


Andrew J. Donohue, Esq.
Executive Vice President & General Counsel
OppenheimerFunds, Inc.
Two World Trade Center, New York, New York 10048-0203

(212) 323-0256
(Name and Address of Agent for Service)



As soon as practicable after the Registration Statement becomes effective.
(Approximate Date of Proposed Public Offering)

It is proposed that this filing will become effective on April
13, 1997, pursuant to Rule 488.

No filing fee is due because the Registrant has previously registered an indefinite number of shares under Rule 24f-2; a Rule 24f-2 notice for the year ended September 30, 1996 was filed on November 27, 1996.

Pursuant to Rule 429, this Registration Statement relates to shares previously registered by the Registrant on Form N-1A (Reg.
No. 2-31661;  811-1810).

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following pages and documents:

Front Cover
Contents Page
Cross-Reference Sheet


Part A

Proxy Statement for Oppenheimer Global Emerging Growth Fund and
Prospectus for Oppenheimer Global Fund


Part B

Statement of Additional Information


Part C

Other Information
Signatures
Exhibits

FORM N-14
OPPENHEIMER GLOBAL FUND
Cross Reference Sheet

Part A of
Form N-14
Item No.  Proxy Statement and Prospectus Heading and/or Title of
          Document

1    (a)  Cross Reference Sheet
     (b)  Front Cover Page
     (c)  *
2    (a)  *
     (b)  Table of Contents
3    (a)  Comparative Fee Tables
     (b)  Synopsis
     (c)  Principal Risk Factors
4    (a)  Synopsis; Approval of the Reorganization; Comparison
          between Oppenheimer Global Fund and Oppenheimer Global Emerging Growth Fund; Miscellaneous
     (b)  Approval of the Reorganization - Capitalization Table
5    (a)  Registrant's Prospectus; Comparison Between Oppenheimer
          Global Fund and Oppenheimer Global Emerging Growth Fund
     (b)  *
     (c)  *
     (d)  *
     (e)  Miscellaneous
     (f)  Miscellaneous
6    (a)  Prospectus of Oppenheimer Global Emerging Growth Fund;
          Annual Report of Oppenheimer Global Emerging Growth Fund; Comparison Between Oppenheimer Global Fund and Oppenheimer Global Emerging Growth Fund
     (b)  Miscellaneous
     (c)  *
     (d)  *
7    (a)  Synopsis; Information Concerning the Meeting
     (b)  *
     (c)  Synopsis; Information Concerning the Meeting
8    (a)  Proxy Statement
     (b)  *
9         *

Part B of
Form N-14
Item No.  Statement of Additional Information Heading
--------- -------------------------------------------
10        Cover Page
11        Table of Contents
12   (a)  Registrant's Statement of Additional Information
     (b)  *
     (c)  *
13   (a)  Statement of Additional Information about Global
          Emerging Growth Fund
     (b)  *
     (c)  *
14        Registrant's Statement of Additional Information;
          Statement of Additional Information about Oppenheimer Global Emerging Growth Fund; Annual Report of Oppenheimer Global Emerging Growth Fund at 9/30/96; Registrant's Annual Report at 9/30/96


Part C of
Form N-14
Item No.  Other Information Heading
--------- -------------------------
15        Indemnification
16        Exhibits
17        Undertakings

_______________
* Not Applicable or negative answer

                  OPPENHEIMER GLOBAL EMERGING GROWTH FUND
            2 World Trade Center, New York, New York 10048-0203
                              1-800-525-7048

                 NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON JUNE 17, 1997

To the Shareholders of Oppenheimer Global Emerging Growth Fund:

Notice is hereby given that a Special Meeting of the Shareholders of Oppenheimer Global Emerging Growth Fund ("Global Emerging Growth Fund"), a registered management investment company, will be held at 6803 South Tucson Way, Englewood, Colorado 80112 at 10:00 A.M., Denver time, on June 17, 1997, or any adjournments thereof (the "Meeting"), for the following purposes:

1. To approve or disapprove an Agreement and Plan of Reorganization between Global Emerging Growth Fund and Oppenheimer Global Fund ("Global Fund"), and the transactions contemplated thereby, including the transfer of substantially all the assets of Global Emerging Growth Fund in exchange for Class A, Class B and Class C shares of Global Fund, the distribution of such shares to the Class A, Class B and Class C shareholders of Global Emerging Growth Fund in complete liquidation of Global Emerging Growth Fund, the de-registration of Global Emerging Growth Fund as an investment company under the Investment Company Act of 1940, as amended, and the cancellation of the outstanding shares of Global Emerging Growth Fund (the "Proposal").

2. To act upon such other matters as may properly come before the Meeting.

Shareholders of record at the close of business on April 11, 1997 are entitled to notice of, and to vote at, the Meeting. The Proposal is more fully discussed in the Proxy Statement and Prospectus. Please read it carefully before telling us, through your proxy or in person, how you wish your shares to be voted. Global Emerging Growth Fund's Board of Trustees recommends a vote in favor of the Proposal. WE URGE YOU TO SIGN, DATE AND MAIL THE ENCLOSED PROXY PROMPTLY.

By Order of the Board of Trustees,


Andrew J. Donohue, Secretary

April 14, 1997

Shareholders who do not expect to attend the Meeting are requested to indicate voting instructions on the enclosed proxy and to date, sign and return it in the accompanying postage-paid envelope. To avoid unnecessary duplicate mailings, we ask your cooperation in promptly mailing your proxy no matter how large or small your holdings may be.

OPPENHEIMER GLOBAL FUND
Two World Trade Center, New York, New York 10048-0203
1-800-525-7048

         PROXY STATEMENT AND PROSPECTUS

This Proxy Statement of Global Emerging Growth Fund relating to the Reorganization Agreement and the transactions contemplated thereby (the "Reorganization") also constitutes a Prospectus of Global Fund included in a Registration Statement on Form N-14 filed by Global Fund with the securities and Exchange Commission (the "SEC"). Such Registration Statement relates to the registration of shares of Global Fund to be offered to the shareholders of Global Emerging Growth Fund pursuant to the Reorganization Agreement. Global Emerging Growth Fund is located at Two World Trade Center, New York, New York 10048-0203 (telephone 1-800-525-7048).

This Proxy Statement and Prospectus sets forth concisely information about Global Fund that shareholders of Global Emerging Growth Fund should know before voting on the Reorganization. A copy of the Prospectus for Global Fund, dated January 7, 1997, as supplemented January 7, 1997, is enclosed, and incorporated herein by reference. The following documents have been filed with the SEC and are available without charge upon written request to OppenheimerFunds Services ("OFS"), the transfer and shareholder servicing agent for Global Fund and Global Emerging Growth Fund, at P.O. Box 5270, Denver, Colorado 80217, or by calling the toll-free number shown above: (i) a Prospectus for Global Emerging Growth Fund, dated January 13, 1997, as supplemented March 3, 1997, (ii) a Statement of Additional Information about Global Emerging Growth Fund, dated January 13, 1997, and (iii) a Statement of Additional Information about Global Fund, dated January 7, 1997 (the "Global Fund Additional Statement"). The Global Fund Additional Statement, which is incorporated herein by reference, contains more detailed information about Global Fund and its management. A Statement of Additional Information relating to the Reorganization, dated April 16, 1997, has been filed with the SEC as part of the Global Fund Registration Statement on Form N-14 and is incorporated herein by reference, and is available by written request to OFS at the same address immediately above or by calling the toll-free number shown above.

Investors are advised to read and retain this Proxy Statement and Prospectus for future reference.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
This Proxy Statement and Prospectus is dated April 16, 1997.

                             TABLE OF CONTENTS
                      PROXY STATEMENT AND PROSPECTUS
                                                            Page
Introduction
  General
  Record Date; Vote Required; Share Information
  Proxies
  Costs of the Solicitation and the Reorganization
Comparative Fee Table
Synopsis
  Parties to the Reorganization
  Shares to be Issued
  The Reorganization
  Reasons for the Reorganization
  Tax Consequences of the Reorganization
  Investment Objectives and Policies
  Investment Advisory and Distribution and Service Plan Fees Purchases, Exchanges and Redemptions
Principal Risk Factors
Approval of the Reorganization (The Proposal)
  Reasons for the Reorganization
  The Reorganization
  Tax Aspects of the Reorganization
  Capitalization Table (Unaudited)
Comparison Between Global Emerging Growth Fund and Global Fund
  Investment Objectives and Policies
  Permitted Investments by Global Emerging Growth Fund and
    Global Fund
  Investment Restrictions
  Portfolio Turnover
  Description of Brokerage Practices
  Expense Ratios and Performance
  Shareholder Services
  Rights of Shareholders
  Management and Distribution Arrangements
  Purchase of Additional Shares
Method of Carrying Out the Reorganization
Miscellaneous
  Additional Information
  Financial Information
  Public Information
Other Business
Annex A - Agreement and Plan of Reorganization by and between Oppenheimer Global Emerging Growth Fund and
Oppenheimer Global Fund

                  OPPENHEIMER GLOBAL EMERGING GROWTH FUND
           Two World Trade Center, New York, New York 10048-0203
                              1-800-525-7048

                      PROXY STATEMENT AND PROSPECTUS

                      Special Meeting of Shareholders
                         to be held June 17, 1997

                               INTRODUCTION

General

This Proxy Statement and Prospectus is being furnished to the shareholders of Oppenheimer Global Emerging Growth Fund ("Global Emerging Growth Fund"), a registered management investment company, in connection with the solicitation by the Board of Trustees (the "Board") of proxies to be used at the Special Meeting of Shareholders of Global Emerging Growth Fund to be held at 6803 South Tucson Way, Englewood, Colorado 80112, at 10:00 A.M., Denver time, on June 17, 1997, or any adjournments thereof (the "Meeting"). It is expected that the mailing of this Proxy Statement and Prospectus will commence on or about April 30, 1997.


At the Meeting, shareholders of Global Emerging Growth Fund will be asked to approve an Agreement and Plan of Reorganization (the "Reorganization Agreement") between Global Emerging Growth Fund and Oppenheimer Global Fund ("Global Fund"), and the transactions contemplated thereby (the "Reorganization"), including the transfer of substantially all the assets of Global Emerging Growth Fund in exchange for Class A, Class B and Class C shares of Global Fund, the distribution of such shares to the shareholders of Global Emerging Growth Fund in complete liquidation of Global Emerging Growth Fund, the de-registration of Global Emerging Growth Fund as an investment company, under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and the cancellation of the outstanding shares of Global Emerging Growth Fund. Global Fund currently offers Class A shares with a sales charge imposed at the time of purchase. There is no initial sales charge on purchases of Class B or Class C shares; however a contingent deferred sales charge may be imposed, depending on when the shares are sold. The Class A, Class B and Class C shares issued pursuant to the Reorganization will be issued at net asset value without a sales charge and without the imposition of the contingent deferred sales charge as a result of the Reorganization. Additional information with respect to these changes by Global Fund is set forth herein, in the Prospectus of Global Fund accompanying this Proxy Statement and Prospectus and in the Global Fund Statement of Additional Information ("Global Fund Additional Statement"), which is incorporated herein by reference.

Record Date; Vote Required; Share Information

The Board has fixed the close of business on April 11, 1997 as the record date (the "Record Date") for the determination of shareholders entitled to notice of, and to vote at, the Meeting.
An affirmative vote of the holders of a majority of the outstanding voting securities of all of the Class A, Class B and Class C shares in the aggregate of Global Emerging Growth Fund is required to approve the Reorganization. That level of vote is defined in the Investment Company Act of 1940 as the vote of the holders of the lesser of: (i) 67% or more of the voting securities present or represented by proxy at the shareholders meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or (ii) more than 50% of the outstanding voting securities. Each shareholder will be entitled to one vote for each share and a fractional vote for each fractional share held of record at the close of business on the Record Date. Only shareholders of Global Emerging Growth Fund will vote on the Reorganization. The vote of shareholders of Global Fund is not being solicited.

At the close of business on the Record Date, there were approximately ____________ shares of Global Emerging Growth Fund issued and outstanding, consisting of ____________________ shares of Class A shares, ________________ Class B shares and ______________ Class C shares. At the close of business on the Record Date, there were ______________________ shares of Global Fund issued and outstanding, consisting of ________________ of Class A shares, ____________________ Class B shares and ______________ Class C shares. The presence in person or by proxy of the holders of a majority of the shares of Global Emerging Growth Fund constitutes a quorum for the transaction of business at the Meeting. To the knowledge of Global Emerging Growth Fund, as of the Record Date, no person owned of record or beneficially owned 5% or more of its outstanding shares. As of the Record Date, to the knowledge of Global Fund, no person owned of record or beneficially owned 5% or more of its outstanding shares except for _____________________________________ which owned of record
____________ Class A shares of Global Fund as of such date (____% of the outstanding Class A shares of Global Fund which represented ____% of the outstanding shares of Global Fund) and
__________________________________________, which of record owned
_____________________ shares of Class B shares of Global Fund (____% of the outstanding Class B shares of Global Fund as of such date which represented less than ___% of the outstanding shares of Global Fund). In addition, as of the record date, the Trustees and officers of Global Emerging Growth Fund and Global Fund owned less than ___% of the outstanding shares of either Global Emerging Growth Fund or Global Fund, respectively.

Proxies

The enclosed form of proxy, if properly executed and returned, will be voted (or counted as an abstention or withheld from voting) in accordance with the choices specified thereon, and will be included in determining whether there is quorum to conduct the Meeting. The proxy will be voted in favor of the Proposal unless a choice is indicated to vote against or to abstain from voting on the Proposal.

Shares owned of record by broker-dealers for the benefit of their customers ("street account shares") will be voted by the broker-dealer based on instructions received from its customers. If no instructions are received, the broker-dealer may (if permitted under applicable stock exchange rules), as record holder, vote such shares on the Proposal in the same proportion as that broker-dealer votes street account shares for which voting instructions were received in time to be voted. If a shareholder executes and returns a proxy but fails to indicate how the votes should be cast, the proxy will be voted in favor of the Proposal. The proxy may be revoked at any time prior to the voting thereof by: (i) writing to the Secretary of Global Emerging Growth Fund at Two World Trade Center, New York, New York 10048-0203; (ii) attending the Meeting and voting in person; or (iii) signing and returning a new proxy (if returned and received in time to be voted).

Costs of the Solicitation and the Reorganization

All expenses of this solicitation, including the cost of printing and mailing this Proxy Statement and Prospectus, will be borne by Global Emerging Growth Fund. Any documents such as existing prospectuses or annual reports that are included in that mailing will be a cost of the fund issuing the document. In addition to the solicitation of proxies by mail, proxies may be solicited by officers of Global Emerging Growth Fund or officers and employees of OFS, personally or by telephone or telegraph; any expenses so incurred will be borne by OFS. Proxies may also be solicited by a proxy solicitation firm hired at Global Emerging Growth Fund's expense for such purpose. Brokerage houses, banks and other fiduciaries may be requested to forward soliciting material to the beneficial owners of shares of Global Emerging Growth Fund and to obtain authorization for the execution of proxies. For those services, if any, they will be reimbursed by Global Emerging Growth Fund for their reasonable out-of-pocket expenses.

With respect to the Reorganization, Global Emerging Growth Fund and Global Fund will bear the cost of their respective tax opinions. Any other out-of-pocket expenses of Global Emerging Growth Fund and Global Fund associated with the Reorganization, including legal, accounting and transfer agent expenses, will be borne by Global Emerging Growth Fund and Global Fund, respectively, in the amounts so incurred by each.

                           COMPARATIVE FEE TABLE

Global Emerging Growth Fund and Global Fund each pay a variety of expenses for management of their assets, administration, distribution of their shares and other services, and those expenses are reflected in each fund's net asset value per share. Shareholders pay other expenses directly, such as sales charges. The following table is provided to help you compare the direct expenses of investing in each class of Global Emerging Growth Fund with the direct expenses of investing in each class of Global Fund and the pro forma expenses of the surviving fund after giving effect to the reorganization.

            Global Emerging
               Growth Fund                          Global Fund

                 Class A   Class B   Class C   Class A   Class B   Class C
                 Shares         Shares         Shares         Shares         Shares         Shares
Shareholder Transaction Expenses

Maximum Sales Charge on    5.75%          None      None      5.75%          None           None
Purchases (as a % of
offering price)

Sales Charge on       None      None      None      None      None      None
Reinvested Dividends

Deferred Sales             None(1)   5% in the 1% if          None(1)   5% in the      1% if
Charge (as a %                       first year,    shares              first year,    shares are
of the lower                         declining are                 declining redeemed
of the original                 to 1% in the   redeemed            to 1% in the        within 12
  price                         sixth year     within 12           sixth year          months of
or redemption                        and       months                   and eliminated purchase
proceeds)                       eliminated     of                  thereafter
                           thereafter     purchase


Exchange Fee               None      None      None      None      None      None


                       Pro Forma Surviving Global Fund
                       Class A   Class B        Class C
                       Shares    Shares         Shares

Shareholder Transaction Expenses
Maximum Sales Charge on          5.75%          None None
Purchases (as a %
of offering price)

Sales Charge on        None      None           None
Reinvested Dividends

Deferred Sales Charge  None(1)   5% in the      1% if
(as a % of the lower             first year,    shares are
of the original                  declining      redeemed
purchase price                   to 1% in the   within 12
or redemption                    sixth year and months of
proceeds                         eliminated     purchase
                                 thereafter

Exchange Fee           None      None           None

(1) If you invest more than $1 million ($500,000 or more for purchases by "Retirement Plans," as defined in "Class A Contingent Deferred Sales Charge" in each fund's Prospectus) in Class A shares, you may have to pay a sales charge of up to 1% if you sell your shares within 18 calendar months from the end of the calendar month during which you purchased those shares.

The following tables are the operating expenses of Class A, Class
B and Class C shares of Global Emerging Growth Fund and the operating expenses of Class A, Class B and Class C shares of Global Fund based on expenses for the twelve month period ended September 30, 1996. The pro forma information is an estimate of the business expenses of the surviving Global Fund after giving effect to the reorganization. All amounts shown are a percentage of net assets of each class of each of the funds.




                    Global Emerging
                    Growth Fund          Global Fund                             Pro Forma Surviving Global Fund
              Class A    Class B        Class C        Class A Class B Class C   Class A   Class B   Class C
Management Fees     .83%  .83%  .83%    .71%    .71%    .71%    .71%     .71%     .71%
12b-1 Distribution &
  Service Plan Fees       .24% 1.00%    1.00%  .18%    1.00%   1.00%    .18%     1.00%     1.00%
Other Expenses      .80%  .73% 0.71%    .28%    .29%    .28%    .28%     .29%     .28%
Total Fund Operating
  Expenses    1.87%      2.56% 2.54%    1.17%  2.00%   1.99%   1.17%    2.00%    1.99%

The 12b-1 fees for Class A shares of Global Emerging Growth Fund and Global Fund are service plan fees. The service plan fees are a maximum of 0.25% of average annual net assets of Class A shares of each fund. The 12b-1 fees for Class B shares and Class C shares of each of the funds are Distribution and Service Plan fees which include a service fee of 0.25% and an asset-based sales charge of 0.75%.

Examples

To try and show the effect of the expenses on an investment over time, the Hypotheticals shown below have been created. Assume that you make a $1,000 investment in Class A, Class B and Class C shares of Global Emerging Growth Fund, or Class A, Class B and Class C shares of Global Fund, or Class A, Class B and Class C of the pro forma surviving Global Fund and that the annual return is 5% and that the operating expenses for each fund are the ones shown in the chart above. If you were to redeem your shares at the end of each period shown below, your investment would incur the following expenses by the end of each period shown.

                               1 year     3 years    5 years    10 years*
Oppenheimer Global Emerging
Growth Fund
     Class A Shares            $75        $113       $153       $264
     Class B Shares            $76        $110       $156       $257
     Class C Shares            $36        $79        $135       $288

Oppenheimer Global Fund
     Class A Shares            $69        $93        $118       $191
     Class B Shares            $70        $93        $128       $192
     Class C Shares            $30        $62        $107       $232

Pro Forma Surviving
Oppenheimer Global Fund
Class A Shares                 $69        $93        $118       $191
     Class B Shares            $70        $93        $128       $192
     Class C Shares            $30        $62        $107       $232

If you did not redeem your investment, it would incur the following expenses:

                               1 year     3 years    5 years    10 years*
Oppenheimer Global Emerging
Growth Fund
     Class A Shares            $75        $113       $153       $264
     Class B Shares            $26        $80        $136       $257
     Class C Shares            $26        $79        $135       $288

Oppenheimer Global Fund
     Class A Shares            $69        $93        $118       $191
     Class B Shares            $20        $63        $108       $192
     Class C Shares            $20        $62        $107       $232

Pro Forma Surviving
Oppenheimer Global Fund
     Class A Shares            $69        $93        $118       $191
     Class B Shares            $20        $63        $108       $192
     Class C Shares            $20        $62        $107       $232

* In the first example, expenses include the Class A initial sales charge and the applicable Class B or Class C contingent deferred sales charge. In the second example, Class A expenses include the initial sales charge, but Class B and Class C expenses do not include contingent deferred sales charges. The Class B expenses in years 7 through 10 are based on the Class A expenses shown above, because each of the funds automatically converts your Class B shares into Class A shares after 6 years. Long term Class B and C shareholders could pay the economic equivalent of more than the maximum front-end sales charge allowed under applicable regulations, because of the effect of the asset-based sales charge and contingent deferred sales charge. The automatic conversion of Class B shares to Class A Shares is designed to minimize the likelihood that this will occur.

The examples show the effect of expenses on an investment, but are not meant to state or predict actual or expected costs or investment returns of the Fund, all of which may be more or less than the amounts shown.

                                 SYNOPSIS

The following is a synopsis of certain information contained in or incorporated by reference in this Proxy Statement and Prospectus and presents key considerations for shareholders of Global Emerging Growth Fund to assist them in determining whether to approve the Reorganization. This synopsis is only a summary and is qualified in its entirety by the more detailed information contained in or incorporated by reference in this Proxy Statement and Prospectus and by the Reorganization Agreement, a copy of which is attached as an Annex hereto. Shareholders should carefully review this Proxy Statement and Prospectus and the Reorganization Agreement in their entirety and, in particular, the current Prospectus of Global Fund which accompanies this Proxy Statement and Prospectus and is incorporated herein by reference.

Parties to the Reorganization

Global Emerging Growth Fund is a diversified, open-end management investment company organized in 1987 as a Massachusetts business trust. Global Fund was originally incorporated in Maryland in 1969 but was reorganized in 1986 as a Massachusetts business trust. Global Fund is an open-end, diversified management investment company, with an unlimited number of shares of beneficial interest. Global Emerging Growth Fund and Global Fund are each located at Two World Trade Center, New York, New York 10048-0203. The members of the Board of Trustees (the "Board") of Global Emerging Growth Fund and the Board of Trustees of Global Fund are the same. OppenheimerFunds, Inc. (the "Manager") whose address is Two World Trade Center, New York, New York 10048-0203, acts as investment adviser to Global Emerging Growth Fund and Global Fund (collectively referred to herein as the "funds"). Additional information about the parties is set forth below.

Shares to be Issued. All shareholders of Global Emerging Growth Fund who own Class A shares will receive Class A shares of Global Fund in exchange for their Class A shares of Global Emerging Growth Fund. Shareholders of Global Emerging Growth Fund who own Class B shares will receive Class B shares of Global Fund in exchange for their Class B shares of Global Emerging Growth Fund. Shareholders of Global Emerging Growth Fund who own Class C shares will receive Class C shares of Global Fund in exchange for their Class C shares of Global Emerging Growth Fund. All classes of shares vote together in the aggregate as to certain matters; however shares of a particular class vote together on matters that affect that class alone.

The Reorganization

The Reorganization Agreement provides for the transfer of the assets of Global Emerging Growth Fund to Global Fund in exchange for Class A, Class B and Class C shares of Global Fund. The net asset value of Global Fund Class A, Class B and Class C shares issued in the exchange will equal the value of the assets of Global Emerging Growth Fund received by Global Fund. Following the Closing of the Reorganization, presently scheduled for June 20, 1997, Global Emerging Growth Fund will distribute the Class A, Class B and Class C shares, respectively, of Global Fund received by Global Emerging Growth Fund on the Closing Date to holders of Class A, Class B and Class C shares of Global Emerging Growth Fund, respectively. As a result of the Reorganization, each Class A, Class B and Class C Global Emerging Growth Fund shareholder will receive the number of full and fractional Global Fund Class A, Class B and Class C shares that is equal in value to such shareholder's pro rata interest in the assets transferred to Global Fund as of the Valuation Date. The Board has determined that the interests of existing Global Emerging Growth Fund shareholders will not be diluted as a result of the Reorganization. For the reasons set forth below under "The Reorganization - Reasons for the Reorganization," the Board, including the trustees who are not "interested persons" of Global Emerging Growth Fund (the "Independent Trustees'), as that term is defined in the Investment Company Act, has concluded that the Reorganization is in the best interests of Global Emerging Growth Fund and its shareholders and recommends approval of the Reorganization by Global Emerging Growth Fund shareholders. If the Reorganization is not approved, Global Emerging Growth Fund will continue in existence and the Board will determine whether to pursue alternative actions.

Reasons for the Reorganization

The Manager proposed to the Board a reorganization into Global Fund so that shareholders of Global Emerging Growth Fund may become shareholders of a larger fund, which after such reorganization allows shareholders to experience a reduction in expenses. The Board considered pro forma information which indicated the expense ratio of a combined fund would be lower than that of Global Emerging Growth Fund, as shown above under "Comparative Fee Table." In addition, the Board also considered information with respect to the historical performance of Global Emerging Growth Fund and Global Fund. For the three and five year periods ended December 31, 1996, the average annual returns were better for Global Fund than for Global Emerging Growth Fund.

The Board also considered that the Reorganization would be a tax free reorganization, and there would be no sales charge imposed in effecting the Reorganization. The Board concluded that the Reorganization would not result in dilution to shareholders of Global Emerging Growth Fund and it would not result in dilution to shareholders of Global Fund.

Tax Consequences of the Reorganization

In the opinion of KPMG Peat Marwick LLP, tax adviser to Global Emerging Growth Fund, the Reorganization will qualify as a tax-free reorganization for Federal income tax purposes. As a result, no gain or loss will be recognized by either fund, or by the shareholders of either fund for Federal income tax purposes as a result of the Reorganization. For further information about the tax consequences of the Reorganization, see "Approval of the Reorganization - Tax Aspects" below.

Investment Objectives and Policies

Global Emerging Growth Fund

Global Emerging Growth Fund invests its assets to aggressively seek capital appreciation. Current income is not an objective. Global Emerging Growth Fund seeks its investment objective by emphasizing investment in common stocks or other equity securities, including securities that are convertible into common stock. Global Emerging Growth Fund may hold warrants and rights. These securities may be traded on securities exchanges or in over-the-counter markets.

Under normal market conditions, Global Emerging Growth Fund invests at least 65% of its total assets in securities of emerging growth companies located in the United States and at least three foreign countries. Emerging growth companies tend to be newer, smaller companies that are developing new products or services or that are expanding into new markets for their products. However, emerging growth companies can be any size and can be in any industry, and may include established companies entering a new growth cycle. Emerging growth companies normally retain a large part of their earnings for research, development and investment in capital assets. Therefore, they tend not to emphasize the payment of dividends. Global Emerging Growth Fund may invest a substantial amount of its assets in foreign securities.

Global Fund

Global Fund invests its assets with the objective of capital appreciation. Global Fund seeks capital appreciation by emphasizing investments in common stocks or convertible securities of "growth-type" companies. These may include securities of U.S. companies or foreign companies, as discussed below. Global Fund may invest in securities of smaller, less well-known companies as well as those of large, well-known companies (not generally included in the definition of "growth-type" companies). Global Fund may hold warrants and rights. Current income is not a consideration in the selection of portfolio securities. A portion of Global Fund's assets may be invested in securities for liquidity purposes.

     As a matter of fundamental policy, under normal market conditions (when the Manager believes that the securities markets are not in a volatile or unstable period), Global Fund invests in securities of issuers traded in markets in at least three different countries (which may include the United States). The Manager expects that Global Fund will normally invest a substantial portion of its assets in foreign securities.


Investment Advisory and Distribution and Service Plan Fees

The terms and conditions of each investment advisory agreement are substantially the same. Both funds obtain investment management services from the Manager. The management fee is computed on the net asset value of each fund as of the close of business each day and payable monthly at the following annual rates: Global Emerging Growth Fund pays 1% of the first $50 million of average annual net asses, 0.75% of the next $150 million, 0.72% of the next $200 million, 0.69% of the next $200 million, -0.66% of the next $200 million and 0.60% of net assets in excess of $800 million. Global Fund pays 0.80% of the first $250 million of aggregate net assets, 0.77% of the next $250 million, 0.75% of the next $500 million, 0.69% of the next $1 billion, 0.67% of the next $1.5 billion and 0.65% of aggregate net assets in excess of $3.5 billion.

Global Emerging Growth Fund and Global Fund have both adopted Service Plans for their respective Class A shares. Both Service Plans provide for compensation to the Distributor for a portion of its costs incurred in connection with the personal service and maintenance of accounts that hold Class A shares. Under each plan, payment is made at an annual rate that may not exceed 0.25% of the average annual net assets of Class A shares of each of the funds.

Global Emerging Growth Fund and Global Fund have adopted Distribution and Service Plans (the "Plans") for Class B and Class C shares under which each fund pays the Distributor for its services in connection with distributing Class B and Class C shares and servicing accounts. Under each Plan, the funds pay the Distributor an asset-based sales charge of 0.75% per annum on Class B shares outstanding for six years or less and on Class C shares. The funds also pay the Distributor a service fee of 0.25% per annum, each of which is computed on the average annual net assets of Class B and Class C shares determined as of the close of each regular business day of each fund.

Purchases, Exchanges and Redemptions

Both Global Emerging Growth Fund and Global Fund are part of the OppenheimerFunds complex of mutual funds. The procedures for purchases, exchanges and redemptions of shares of the funds are substantially the same. Class A, Class B or Class C shares of either fund may be exchanged only for Class A, Class B or Class C shares of the other Oppenheimer funds offering such shares.

Both Global Emerging Growth Fund and Global Fund have a maximum initial sales charge of 5.75% on Class A shares. Investors who purchase more than $1 million ($500,000 or more for purchases by "Retirement Plans" as defined in "Class A Contingent Deferred Sales Charge" in each fund's Prospectus) in Class A shares may have to pay a sales charge of up to 1% if shares are sold within 18 calendar months from the end of the calendar month during which shares are purchased. Each of the funds has a contingent deferred sales charge imposed on the proceeds of Class B shares redeemed within six years of buying them. The contingent deferred sales charge ("CDSC") varies depending on how long you hold your shares. Each of the funds has a contingent deferred sales charge of 1% imposed on the proceeds of Class C shares if redeemed within twelve months of their purchase. Class A, Class B and Class C shares of Global Fund received in the Reorganization will be issued at net asset value, without a sales charge and no CDSC will be imposed as a result of the Reorganization. Services available to shareholders of both funds include purchase and redemption of shares through OppenheimerFunds AccountLink and PhoneLink (an automated telephone system), telephone redemptions, and exchanges by telephone to other Oppenheimer funds which offer Class A, Class B and Class C shares, and reinvestment privileges. Please see "Shareholder Services," and you should refer to Global Emerging Growth Fund's Prospectus and Global Fund's Prospectus included with this document for further information.


                          PRINCIPAL RISK FACTORS

In evaluating whether to approve the Reorganization and invest in Global Fund, shareholders should carefully consider the following risk factors, the information set forth in this Proxy Statement and Prospectus and the more complete description of risk factors set forth in the documents incorporated by reference herein, including the Prospectuses of the funds and their respective Statements of Additional Information.

Foreign Securities

There are risks of foreign investing that increase the risk of investing in Global Emerging Growth Fund and in Global Fund and also increase the operating costs of both funds. For example, foreign issuers are not required to use generally-accepted accounting principles. If foreign securities are not registered for sale in the U.S. under U.S. securities laws, the issuer does not have to comply with the disclosure requirements of U.S. laws, which are generally more stringent than foreign laws. The values of foreign securities investments will be affected by other factors, including exchange control regulations or currency blockage and possible expropriation or nationalization of assets. There are risks of changes in foreign currency values. Because Global Emerging Growth Fund and Global Fund may purchase securities denominated in foreign currencies, a change in value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of securities of that Fund denominated in that currency. There may also be changes in governmental administration or economic or monetary policy in the U.S. or abroad that can affect foreign investing. In addition, it is generally more difficult to obtain court judgments outside the United States if that Fund has to sue a foreign broker or issuer. Additional costs may be incurred because foreign broker commissions are generally higher than U.S. rates, and there are additional custodial costs associated with holding securities abroad.

If assets of Global Emerging Growth Fund or Global Fund are held abroad, the countries in which they are held and the sub-custodians holding them must be approved by that Fund's Board of Trustees. More information about the risks and potential rewards of investing in foreign securities is contained in the Statement of Additional Information of both funds.



                      APPROVAL OF THE REORGANIZATION
                              (The Proposal)

Reasons for the Reorganization

At a meeting of the Board of Trustees (the "Board") held October 10, 1996, the Trustees reviewed and discussed materials relevant to the proposed Reorganization. The Board, including the Independent Trustees, unanimously approved and recommended to shareholders of Global Emerging Growth Fund that they approve the Reorganization. Both funds offer Class A, Class B and Class C shares and the terms and conditions of their offer, sale, redemption and exchange, distribution arrangements, expenses borne separately by each class and other related matters are essentially the same. The Board considered that this will facilitate an exchange. In the reorganization, Class A, Class B and Class C shareholders of Global Emerging Growth Fund will receive Class A, Class B and Class C shares, respectively, of Global Fund.

In considering the proposed Reorganization, the Board reviewed information which demonstrated that Global Emerging Growth Fund is a significantly smaller fund, with $168,764,149 in assets as of December 31, 1996. In comparison, Global Fund had $3,228,220,291 in assets as of December 31, 1996. It is not anticipated that Global Emerging Growth Fund will increase substantially in size in the near future. After the reorganization, the shareholders of Global Emerging Growth Fund will be shareholders of a larger fund and will incur lower operating, transfer agency and other expenses. Thus economics of scale will benefit shareholders of Global Emerging Growth Fund.

Among several other factors, the Board focused on the investment objectives of the two funds. Oppenheimer Global Emerging Growth Fund aggressively seeks capital appreciation and generally focuses on "emerging growth" companies. Global Fund has the investment objective of capital appreciation. Both funds are expected to invest a substantial portion of their assets in foreign securities. The Board determined that investment objectives were substantially similar.

The Board, in reviewing financial information, considered the investment advisory fee rate of both funds (also known as the "management fee rate"). The management fee rates for Global Emerging Growth Fund are 1.0% of the first $50 million of average annual net assets; 0.75% of the next $150 million; 0.72% of the next $200 million; 0.69% of the next $200 million; 0.66% of the next $200 million; and 0.60% of average annual net assets in excess of $800 million. Global Emerging Growth Fund's management fee for its fiscal year ended September 30, 1996 was 0.83% of average annual net assets for Class A, Class B and Class C shares. The management fee rates of Global Fund are 0.80% of the first $250 million of average annual net assets; 0.77% of the next $250 million; 0.75% of the next $500 million; 0.69% of the next $1 billion; 0.67% of the next $1.5 billion and 0.65% of average annual net assets in excess of $3.5 billion. Global Fund's management fee for the fiscal year ended September 30, 1996 was 0.71% of average annual net assets for Class A, Class B and Class C shares. If the two funds were combined (and assuming no other change), shareholders of Global Fund would continue to have a management fee of 0.71% for Class A, Class B and Class C shares. The Board considered pro forma information which indicated that the expense ratio of a combined fund would therefore be lower than that of Global Emerging Growth Fund.

In addition to the above, the Board also considered information with respect to the historical performance of Global Emerging Growth Fund and Global Fund, including the performance information contained in Exhibit A to this Proxy Statement. The Board analyzed that although for the twelve months ended December 31, 1996, the average annual returns were slightly better for each class of Global Emerging Growth Fund than for the corresponding class of Global Fund, the average annual total returns of Global Fund were much better than for Global Emerging Growth Fund for the three and five year periods ended December 31, 1996. Although past performance is not predictive of future results, shareholders of Global Emerging Growth Fund would have an opportunity to become shareholders of a fund with a better long-term performance history.

The Board also considered that the Reorganization would be a tax free reorganization, and there would be no sales charge imposed in effecting the Reorganization. The Board concluded that the Reorganization would not result in dilution to shareholders of Global Emerging Growth Fund and it would not result in dilution to shareholders of Global Fund.

The Reorganization

The Reorganization Agreement (a copy of which is set forth in full as Exhibit B to this Proxy Statement and Prospectus) contemplates a reorganization under which (i) all of the assets of Global Emerging Growth Fund (other than the cash reserve described below (the "Cash Reserve")) will be transferred to Global Fund in exchange for Class A, Class B and Class C shares of Global Fund,
(ii) these shares will be distributed among the shareholders of Global Emerging Growth Fund in complete liquidation of Global Emerging Growth Fund, (iii) the outstanding shares of Global Emerging Growth Fund will be cancelled. Global Fund will not assume any of Global Emerging Growth Fund's liabilities except for portfolio securities purchased which have not settled and outstanding shareholder redemption and dividend checks.

The result of effectuating the Reorganization would be that: (i) Global Fund will add to its gross assets all of the assets (net of any liability for portfolio securities purchased but not settled and outstanding shareholder redemption and dividend checks) of Global Emerging Growth Fund other than its Cash Reserve; and (ii) the shareholders of Global Emerging Growth Fund as of the close of business on the Closing Date will become shareholders of either Class A, Class B or Class C shares of Global Fund.

The effect of the Reorganization will be that shareholders of Global Emerging Growth Fund who vote their Class A, Class B and Class C shares in favor of the Reorganization will be electing to redeem their shares of Global Emerging Growth Fund (at net asset value on the Valuation Date referred to below under "Method of Carrying Out the Reorganization Plan," calculated after subtracting the Cash Reserve) and reinvest the proceeds in the respective Class A, Class B or Class C shares of Global Fund at net asset value without sales charge and without recognition of taxable gain or loss for Federal income tax purposes (see "Tax Aspects of the Reorganization" below). The Cash Reserve is that amount retained by Global Emerging Growth Fund which is sufficient in the discretion of the Board for the payment of: (a) Global Emerging Growth Fund's expenses of liquidation, and (b) its liabilities, other than those assumed by Global Fund. Global Emerging Growth Fund and Global Fund will bear all of their respective expenses associated with the Reorganization, as set forth under "Costs of the Solicitation and the Reorganization" above. Management estimates that such expenses associated with the Reorganization to be borne by Global Emerging Growth Fund will not exceed $100,000. Liabilities as of the date of the transfer of assets will consist primarily of accrued but unpaid normal operating expenses of Global Emerging Growth Fund, excluding the cost of any portfolio securities purchased but not yet settled and outstanding shareholder redemption and dividend checks. See "Method of Carrying Out the Reorganization Plan" below.

The Reorganization Agreement provides for coordination between the funds as to their respective portfolios so that, after the closing, Global Fund will be in compliance with all of its investment policies and restrictions. Global Emerging Growth Fund will recognize capital gain or loss on any sales made pursuant to this paragraph.

Tax Aspects of the Reorganization

Immediately prior to the Valuation Date referred to in the Reorganization Agreement, Global Emerging Growth Fund will pay a dividend or dividends which, together with all previous such dividends, will have the effect of distributing to Global Emerging Growth Fund's shareholders all of Global Emerging Growth Fund's investment company taxable income for taxable years ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gain, if any, realized in taxable years ending on or prior to the Closing Date (after reduction for any available capital loss carry-forward). Such dividends will be included in the taxable income of Global Emerging Growth Fund's shareholders as ordinary income and capital gain, respectively. At September 30, 1996, Global Emerging Growth Fund had available for federal income tax purposes an unused capital loss carryover of approximately $29,567,000, which would expire between 1998 and 2004. This makes it unlikely that the final capital gain distribution would be taxable, if one is made. Subsequent to the reorganization, Global Fund may utilize Global Emerging Growth Fund's capital loss carryover, subject to the same expiration period and annual limitations imposed by the Internal Revenue Code.

The exchange of the assets of Global Emerging Growth Fund for Class A and Class B shares of Global Fund and the assumption by Global Fund of certain liabilities of Global Emerging Growth Fund is intended to qualify for Federal income tax purposes as a tax-free reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). Global Emerging Growth Fund has represented to KPMG Peat Marwick LLP, tax adviser to Global Emerging Growth Fund, that there is no plan or intention by any Fund shareholder who owns 5% or more of Global Emerging Growth Fund's outstanding shares, and, to Global Emerging Growth Fund's best knowledge, there is no plan or intention on the part of the remaining Global Emerging Growth Fund shareholders, to redeem, sell, exchange or otherwise dispose of a number of Global Fund Class A or Class B shares received in the transaction that would reduce Global Emerging Growth Fund shareholders' ownership of Global Fund shares to a number of shares having a value, as of the Closing Date, of less than 50% of the value of all the formerly outstanding Global Emerging Growth Fund shares as of the same date. Global Fund and Global Emerging Growth Fund have each represented to KPMG Peat Marwick LLP, that, as of the Closing Date, it will qualify as a regulated investment company or will meet the diversification test of Section 368(a)(2)(F)(ii) of the Code.

As a condition to the closing of the Reorganization, Global Fund and Global Emerging Growth Fund will receive the opinion of KPMG Peat Marwick LLP to the effect that, based on the Reorganization Agreement, the above representations, existing provisions of the Code, Treasury Regulations issued thereunder, current Revenue Rulings, Revenue Procedures and court decisions, for Federal income tax purposes:

1. The transactions contemplated by the Reorganization Agreement will qualify as a tax-free "reorganization" within the meaning of Section 368(a)(1) of the Code.

2. Global Emerging Growth Fund and Global Fund will each qualify as "a party to a reorganization" within the meaning of Section 368(b)(2) of the Code.

3. No gain or loss will be recognized by the shareholders of Global Emerging Growth Fund upon the distribution of Class A, Class B or Class C shares of beneficial interest in Global Fund to the shareholders of Global Emerging Growth Fund pursuant to
     Section 354 of the Code.

4. Under Section 361(a) of the Code no gain or loss will be recognized by Global Emerging Growth Fund by reason of the transfer of its assets solely in exchange for Class A, Class B or Class C shares of Global Fund.

5. Under Section 1032 of the Code no gain or loss will be recognized by Global Fund by reason of the transfer of Global Emerging Growth Fund's assets solely in exchange for Class A, Class B or Class C shares of Global Fund.

6. The shareholders of Global Emerging Growth Fund will have the same tax basis and holding period for the shares of beneficial interest in Global Fund that they receive as they had for Global Emerging Growth Fund stock that they previously held, pursuant to Sections 358(a) and 1223(1) of the Code, respectively.

7. The securities transferred by Global Emerging Growth Fund to Global Fund will have the same tax basis and holding period in the hands of Global Fund as they had for Global Emerging Growth Fund, pursuant to Sections 362(b) and 1223(1) of the Code, respectively.

Shareholders of Global Emerging Growth Fund should consult their tax advisors regarding the effect, if any, of the Reorganization in light of their individual circumstances. Since the foregoing discussion relates only to the Federal income tax consequences of the Reorganization, shareholders of Global Emerging Growth Fund should also consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.

Capitalization Table (Unaudited)

The table below sets forth the capitalization of Global Emerging
Growth Fund and Global Fund and indicates the pro forma combined capitalization as of September 30, 1996 as if the Reorganization had occurred on that date.

September 30, 1996

                                                         Net Asset
                                          Shares         Value
                           Net Assets     Outstanding    Per Share
Oppenheimer Global
Emerging Growth Fund
     Class A               $ 154,081,998   7,351,701     $ 20.96
     Class B               $ 10,854,911    522,496       $ 20.78
     Class C               $ 3,269,448     157,283       $ 20.79

Oppenheimer Global Fund
    Class A               $ 2,498,748,991         64,074,825 $ 39.00
    Class B               $ 541,225,350  14,172,475          $ 38.19
    Class C               $ 17,626,614              455,146   $ 38.73


Oppenheimer Global Fund
(Pro Forma Surviving Fund)
    Class A                                       $ 39.00
    Class B                                       $ 38.19
    Class C                                       $ 38.73

Reflects issuance of 3,950,821 Class A shares, 284,234 Class B shares and 84,416 Class C shares of Global Fund in a tax-free exchange for the net assets of Global Emerging Growth Fund, aggregating $168,206,357.

The pro forma ratio of expenses to average annual net assets of the Class A shares at September 30, 1996 would have been 1.17%. The pro forma ratio of expenses to average net assets of Class B shares at September 30, 1996 would have been 2.00%. The pro forma ratio of expenses to average net assets of Class C shares at September 30, 1996 would have been 1.99%.

                            COMPARISON BETWEEN
                        GLOBAL EMERGING GROWTH FUND
                              AND GLOBAL FUND

Information about Global Emerging Growth Fund and Global Fund is presented below. Additional information about Global Fund is set forth in its Prospectus, accompanying this Proxy Statement and Prospectus, and additional information about both funds is set forth in documents that may be obtained upon request of the transfer agent or upon review at the offices of the SEC. See "Miscellaneous - Public Information."

Investment Objectives and Policies

Global Fund seeks capital appreciation by emphasizing investments in common stocks or convertible securities of "growth-type" companies. These may include securities of U.S. companies or foreign companies, as discussed below. Global Fund may invest in securities of smaller, less well-known companies as well as those of large, well-known companies (not generally included in the definition of "growth-type" companies). Global Fund may hold warrants and rights. Current income is not a consideration in the selection of portfolio securities. A portion of Global Fund's assets may be invested in securities for liquidity purposes.

As a matter of fundamental policy, under normal market conditions (when the Manager believes that the securities markets are not in a volatile or unstable period), Global Fund invests in securities of issuers traded in markets in at least three different countries (which may include the United States). The Manager expects that Global Fund will normally invest a substantial portion of its assets in foreign securities (discussed in "Foreign Securities," below).

Global Fund's portfolio manager currently employs an investment strategy in selecting foreign and domestic securities that considers the effects of worldwide trends on the growth of various business sectors. These trends or "global themes" currently include telecommunications expansion, emerging consumer markets, infrastructure development, natural resource use and development, corporate restructuring, capital market development in foreign countries, health care expansion, and global integration. These trends, which may affect the growth of companies having businesses in these sectors or affected by their development, may suggest opportunities for investing Global Fund's assets. The Manager does not invest a fixed or specific amount of Global Fund's assets in any one sector, and these themes or this approach may change over time.

Global Fund may also seek to take advantage of changes in the business cycle by investing in companies that are sensitive to those changes as well as in "special situations" the Manager believes present opportunities for capital growth. For example, when a country's economy is expanding, companies in the financial services and consumer products industries may be in a position to benefit from changes in the business cycle and may present long-term growth opportunities.

When investing Global Fund's assets, the Manager considers many factors, including the global themes discussed above, general economic conditions abroad relative to the U.S. and the trends in foreign and domestic stock markets. Global Fund may try to hedge against losses in the value of its portfolio of securities by using hedging strategies and derivative investments described below.

When market conditions are unstable, Global Fund may invest in debt securities, such as rated or unrated bonds and debentures, cash equivalents and preferred stocks. It is expected that short-term debt securities (which are securities maturing in one year or less from date of purchase) will be emphasized for defensive or liquidity purposes, since those securities usually may be disposed of quickly and their prices tend not to be as volatile as the prices of longer term debt securities. When circumstances warrant, securities may be sold without regard to the length of time held, although short-term trading may increase brokerage costs borne by Global Fund.

Global Emerging Growth Fund

Global Emerging Growth Fund seeks its investment objective by emphasizing investment in common stocks or other equity securities, including securities that are convertible into common stock.
Global Emerging Growth Fund may hold warrants and rights. These securities may be traded on securities exchanges or in over-the-counter markets.

Under normal market conditions, Global Emerging Growth Fund invests at least 65% of its total assets in securities of emerging growth companies located in the United States and at least three foreign countries. Emerging growth companies tend to be newer, smaller companies that are developing new products or services or that are expanding into new markets for their products. However, emerging growth companies can be any size and can be in any industry, and may include established companies entering a new growth cycle. Emerging growth companies normally retain a large part of their earnings for research, development and investment in capital assets. Therefore, they tend not to emphasize the payment of dividends.
Global Emerging Growth Fund may invest a substantial amount of its assets in foreign securities, discussed below.

Global Emerging Growth Fund's portfolio manager currently uses an investment strategy in selecting foreign and domestic securities that examines the effects of worldwide trends on the growth of various business sectors. These trends, or "global themes," currently include telecommunications expansion, emerging consumer markets, infrastructure development, natural resource use and development, corporate restructuring, capital market development in foreign countries, healthcare expansion and global integration. These trends, which may affect the growth of companies having businesses in these sectors or which are affected by their development, may suggest opportunities for investing Global Emerging Growth Fund's assets. The Manager does not invest a fixed amount of Global Emerging Growth Fund's assets in any one sector, and these themes and this approach may change over time.

When investing Global Emerging Growth Fund's assets, the Manager considers many factors, including general economic conditions abroad relative to those in the U.S. and the trends in foreign and domestic stock markets. Global Emerging Growth Fund may try to hedge against losses in the value of its portfolio of securities by using hedging strategies or derivative investments, described below.

Global Emerging Growth Fund may also seek to take advantage of changes in the business cycle by investing in companies that are sensitive to those changes, if the Manager believes they present opportunities for growth. For example, when the economy of a country is expanding, companies in the financial services and consumer products industries may be in a position to benefit from changes in the business cycle and may present long-term growth opportunities.

When market or economic conditions are unstable, Global Emerging Growth Fund may invest substantial amounts of its assets in debt securities, such as money market instruments or government securities, for temporary defensive purposes, as described below. Global Emerging Growth Fund's portfolio manager may employ special investment techniques in selecting securities for Global Emerging Growth Fund. These are also described below. Additional information may be found about them under the same headings in the Statement of Additional Information.

Because of the types of companies in which the Fund invests and the investment techniques the Fund uses, some of which may be speculative, the Fund is designed for investors who are investing for the long-term and who are willing to accept greater risks of loss of their capital in the hope of achieving greater capital appreciation. Investing for capital appreciation entails the risk of loss of all or part of your investment.

The securities in which Global Fund and Strategic Investment Grade Bond Fond invest are summarized below. Both funds invest in substantially the same types of securities and other similar restrictions.

Permitted Investments by Both Global Emerging Growth Fund and
Global Fund

Stock Investment Risks

Both Global Fund and Global Emerging Growth Fund each normally invest most, or a substantial portion, of its assets in stocks. Therefore, the value of each fund's portfolio will be affected by changes in the stock markets. At times, the stock markets can be volatile, and stock prices can change substantially. This market risk will affect each fund's net asset values per share, which will fluctuate as the values of each fund's portfolio securities change. Not all stock prices change uniformly or at the same time, not all stock markets move in the same direction at the same time, and other factors can affect a particular stock's prices (for example, poor earnings reports by an issuer, loss of major customers, major litigation against an issuer, or changes in government regulations affecting an industry). These factors cannot always be predicted. As discussed below, each fund attempts to limit market risks by diversifying its investments, that is, by not holding a substantial amount of stock of any one company and by not investing too great a percentage of the fund's assets in any one industry or sector.

    Because of the types of securities each fund invests in and the investment techniques each fund uses, some of which may be speculative, both Global Fund and Global Emerging Growth Fund are designed for investors who are investing for the long-term and who are willing to accept greater risks of loss of their investment in the hope of achieving capital appreciation. Neither fund is intended for investors seeking assured income and preservation of capital. Investing for capital appreciation entails the risk of loss of all or part of your investment. Because changes in securities market prices can occur at any time, there is no assurance that either fund will achieve its investment objective, and when you redeem your shares, they may be worth more or less than what you paid for them.

Repurchase Agreements

Each of the funds may enter into repurchase agreements. Neither of the funds will enter into repurchase agreements that will cause more than 10% of its net assets to be subject to repurchase agreements having a maturity beyond seven days. However, if the vendor fails to pay the resale price on the delivery date, the funds may experience costs in disposing of the collateral and losses if there is any delay in doing so.

Foreign Securities

Global Fund will invest in at least three different countries (which may include the United States). Otherwise, Global Fund may invest its assets without limit in equity (and debt) securities issued or guaranteed by foreign companies or foreign governments or their agencies in any country, developed or underdeveloped.
Foreign securities are those that are traded primarily on a foreign securities exchange or in the foreign over-the-counter markets. Global Fund will hold foreign currency only in connection with the purchase or sale of foreign securities.

Global Emerging Growth Fund may invest a substantial amount of its assets in foreign securities. Global Emerging Growth Fund may purchase securities issued or guaranteed by foreign companies or foreign governments, including foreign government agencies. Global Emerging Growth Fund may buy securities of companies in any country, developed or underdeveloped. Other than the requirement that Global Emerging Growth Fund will normally invest at least 65% of its total assets in emerging growth companies located in the U.S. and at least three foreign countries, there is no limit on the amount of Global Emerging Growth Fund's assets that may be invested in foreign securities. Global Emerging Growth Fund will hold foreign currency only in connection with the purchase or sale of foreign securities.

There are special risks in investing in foreign securities.
Because both Global Fund and Global Emerging Growth Fund may purchase securities denominated in foreign currencies or traded primarily in foreign markets, a change in the value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of those foreign securities. Foreign issuers are not required to use generally-accepted accounting principals that apply to U.S. issuers. If foreign securities are not registered for sale in the U.S. under U.S. securities laws, the issuer does not have to comply with disclosure requirements that U.S. companies are subject to. The value of foreign investments may be affected by other factors, including exchange control regulations, expropriation or nationalization of a company's assets, foreign taxes, delays in settlement of transactions, changes in governmental, economic or monetary policy in the U.S. or abroad, or other political and economic factors.

In addition, it is generally more difficult to obtain court judgments outside the U.S. if either fund were to sue a foreign issuer or broker. Additional costs may be incurred because foreign brokerage commissions are generally higher than U.S. rates, and there are additional custodial costs associated with holding securities abroad. More information about the risks and potential rewards of investing in foreign securities is contained in each fund's respective Statement of Additional Information.

Portfolio Turnover

A change in the securities held by either fund is known as "portfolio turnover." Neither Fund ordinarily engage in short-term trading to try to achieve its objective. For each fund's portfolio turnover rate, see "Financial Highlights" in each fund's respective Prospectus or Annual Report.

Portfolio turnover affects brokerage costs, dealer markups and other transaction costs, and results in Global Fund and Global Emerging Growth Fund's realization of capital gains or losses for tax purposes. It may also affect either fund's ability to qualify as a "regulated investment company" under the Internal Revenue Code for tax deductions for dividends and capital gains distributions either fund pays to shareholders. Both funds qualified in their last fiscal year and intend to do so in the coming year, although both funds reserve the right not to qualify.



Hedging

Both funds may purchase and sell certain kinds of futures contracts, put and call options, forward contracts, and options on futures and broadly-based stock indices. These are all referred to as "hedging instruments." Neither Fund uses hedging instruments for speculative purposes, and both have limits on the use of them, described below. The hedging instruments the funds may use are described below and in greater detail in "Other Investment Techniques and Strategies" section in each fund's respective Statement of Additional Information.

Both funds may buy and sell options, futures and forward contracts for a number of purposes. Each fund may do so to try to manage its exposure to the possibility that the prices of its portfolio securities may decline, or to establish a position in the securities market as a temporary substitute for purchasing individual securities. Each fund may do so to try to manage its exposure to changing interest rates. Some of these strategies, such as selling futures, buying puts and writing covered calls, hedge the fund's portfolio against price fluctuations. Other hedging strategies, such as buying futures and call options, tend to increase the funds' exposure to the securities market.

Forward contracts are used by both funds to try to manage foreign currency risks on foreign investments. Foreign currency options are used to try to protect against declines in the dollar value of foreign securities the funds own, or to protect against an increase in the dollar cost of buying foreign securities. Writing covered call options may also provide income to the funds for liquidity purposes or to raise cash to distribute to shareholders.

Both funds may buy and sell futures contracts that relate to broadly-based stock indices (these are referred to as Stock Index
Futures) or foreign currencies (these are called Forward Contracts and are discussed below).

Both funds may buy and sell certain kinds of put options (puts) and call options (calls). Calls the funds buy or sell must be listed on a securities or commodities exchange, or quoted on the Automated Quotation System ("NASDAQ") of The Nasdaq Stock Market, Inc., or traded in the over-the-counter market. In the case of puts and calls on a foreign currency, they must be traded on a securities or commodities exchange or in the over-the-counter market, or must be quoted by recognized dealers in those options. A call or put option may not be purchased by either fund if the value of all of each fund's put and call options would exceed 5% of either fund's respective total assets.

Both funds may buy calls only on securities, broadly-based stock indices, foreign currencies or Stock Index Futures. The funds may buy calls to terminate its obligation on a call they previously wrote.

Both funds may write (that is, sell) covered call options. Each call the funds write must be "covered" while it is outstanding. That means the funds must own the investment on which the call was written or each fund must own other securities that are acceptable for the escrow arrangements required for calls. The funds may write calls on futures contracts each fund owns, but these calls must be covered by securities or other liquid assets each fund owns and segregated to enable it to satisfy each fund's obligations if the call is exercised. After either fund writes a call, not more than 25% of either fund's assets may be subject to calls. When either fund writes a call, it receives cash (called a premium).
The call gives the buyer the ability to buy the investment on which the call was written from the respective fund at the call price during the period in which the call may be exercised. If the value of the investment does not rise above the call price, it is likely that the call will lapse without being exercised, while the respective fund keeps the cash premium (and the investment).

Both funds may purchase and sell put options. Buying a put on an investment gives each fund the right to sell the investment at a set price to a seller of a put on that investment. The funds can buy only those puts that relate to securities that each fund owns, broadly-based stock indices, foreign currencies or Stock Index Futures. Both funds can buy a put on a Stock Index Future whether or not each fund owns the particular Stock Index Future in its portfolio.

Both funds may write puts on securities, broadly-based stock indices, foreign currencies or Stock Index Futures, but only if those puts are covered by segregated liquid assets. Neither Fund will write a put if it will require more than 25% of either fund's total assets to be segregated.

Forward contracts are foreign currency exchange contracts. They are used to buy or sell foreign currency for future delivery at a fixed price. Both funds may use them to try to "lock in" the U.S. dollar price of a security denominated in a foreign currency that the Fund has bought or sold, or to protect against possible losses from changes in the relative values of the U.S. dollar and foreign currency. Both funds limit their exposure in foreign currency exchange contracts in a particular foreign currency to the amount of their respective assets denominated in that currency or in a closely-correlated currency.

Hedging instruments can be volatile investments and may involve special risks. The use of hedging instruments requires special skills and knowledge of investment techniques that are different from what is required for normal portfolio management. If the Manager uses a hedging instrument at the wrong time or judges market conditions incorrectly, hedging strategies may reduce either fund's return. Either fund could also experience losses if the prices of its futures and options positions were not correlated with its other investments or if it could not close out a position because of an illiquid market for the future or option.

Options trading involves the payment of premiums and has special tax effects on either fund. There are also special risks in particular hedging strategies. If a covered call written by either fund is exercised on an investment that has increased in value, either fund will be required to sell the investment at the call price and will not be able to realize any profit if the investment has increased in value above the call price. In writing a put, there is a risk that either fund may be required to buy the underlying security at a disadvantageous price. The use of forward contracts may reduce the gain that would otherwise result from a change in the relationship between the U.S. dollar and a foreign currency. These risks are described in greater detail in each fund's respective Statement of Additional Information.


Loan of Portfolio Securities

To raise cash for liquidity purposes, both funds may lend their portfolio securities to brokers, dealers and other financial institutions. Global Fund may loan portfolio securities pursuant to a Securities Lending Agreement and Guaranty provided by The Bank of New York to protect against risks of lending securities such as delays in receiving additional collateral, a delay in the return of the loaned securities or loss of rights in the collateral if the borrower fails financially. Under the provisions of that agreement loans must be adequately collateralized and may be made only in conformity with Global Fund's Securities Lending Guidelines, adopted by Global Fund's Board of Trustees. Both Global Fund and Global Emerging Growth Fund restrict loans of securities wherein the value of the securities loaned exceed 25% of the value of either fund's total assets. Neither fund presently intends that the value of the securities loaned in the current fiscal year, if any, will exceed 5% of the value of either fund's total assets. These loans are subject to the conditions in each fund's Statements of Additional Information. Neither fund presently intends to lend its portfolio securities, but if they do the value of the securities borrowed is not expected to exceed 5% of each fund's total assets.

Illiquid and Restricted Securities

Both of the funds may invest in illiquid and restricted securities. Investments may be illiquid because of the absence of an active trading market, making it difficult to value them or dispose of them promptly at an acceptable price. A restricted security is one that has a contractual restriction on its resale or which cannot be sold publicly until it is registered under the Securities Act of 1933. The funds will not invest more than 10% of their net assets in illiquid or restricted securities (each fund's Board may increase that limit to 15%). The fund's percentage limitation on these investments does not apply to certain restricted securities that are eligible for resale to qualified institutional purchasers.


Derivative Investments

Global Emerging Growth Fund and Global Fund can invest in a number of different kinds of "derivative investments." Each fund may use some types of derivatives for hedging purposes, and may invest in others because they offer the potential for increased income. In general, a "derivative investment" is a specially-designed investment whose performance is linked to the performance of another investment or security, such as an option, future, index, currency or commodity. The funds may not purchase or sell physical commodities; however, the funds may purchase and sell foreign currency in hedging transactions. This shall not prevent the funds from buying or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities. In the broadest sense, derivative investments include exchange-traded options and futures contracts (please refer to "Hedging," above).

One risk of investing in derivative investments is that the company issuing the instrument might not pay the amount due on the maturity of the instrument. There is also the risk that the underlying investment or security on which the derivative is based might not perform the way the Manager expected it to perform. The performance of derivative investments may also be influenced by interest rate changes in the U.S. and abroad. All of these risks can mean that the fund will realize less return than expected from its investments, or that it can lose part of the value of its investments, which will affect the fund's share price. Certain derivative investments held by a fund may trade in the over-the-counter markets and may be illiquid.



Warrants and Rights

Warrants basically are options to purchase stock at set prices that are valid for a limited period of time. Rights are similar to warrants but normally have a short duration and are distributed directly by the issuer to its shareholders. Both funds may invest up to 5% of their total assets in warrants or rights. That 5% limitation does not apply to warrants either fund has acquired as part of units with other securities or that are attached to other securities. No more than 2% of either fund's total assets may be invested in warrants that are not listed on either The New York Stock Exchange or The American Stock Exchange. For further details, see "Warrants and Rights" in each fund's respective Statement of Additional Information.

Short Sales Against-the-Box

In a short sale, the seller does not own the security that is sold, but normally borrows the security to fulfill its delivery obligation. The seller later buys the security to repay the loan, in the expectation that the price of the security will be lower when the purchase is made, resulting in a gain. Neither fund may sell securities short except in collateralized transactions referred to as "short sales against-the-box," where either fund owns an equivalent amount of the securities sold short. This technique is primarily used for tax purposes. As a fundamental policy, no more than 15% of either fund's net assets will be held as collateral for such short sales at any one time.

Special Situations

Global Fund may invest in securities of companies that are in "special situations" that the Manager believes may present opportunities for capital growth. A "special situation" may be an event such as a proposed merger, reorganization, or other unusual development that is expected to occur and which may result in an increase in the value of a company's securities, regardless of general business conditions or the movement of prices in the securities market as a whole. There is a risk that the price of the security may decline if the anticipated development fails to occur.

Investing In Small, Unseasoned Companies

Both funds may invest in securities of small, unseasoned companies. These are companies that have been in operation less than three years, including the operations of any predecessors. Securities of these companies may have limited liquidity (which means that the funds may have difficulty selling them at an acceptable price when they want to) and the price of these securities may be volatile. See "Investing in Small, Unseasoned Companies" in either fund's respective Statement of Additional Information for a further discussion of the risks involved in such investments.

Borrowing for Leverage

Both funds may borrow up to 10% of the value of their net assets from banks on an unsecured basis to buy securities. This is a speculative investment method known as "leverage". This technique may subject either fund to greater risks and costs than funds that do not borrow. These risks may include the possibility that either fund's net asset value per share will fluctuate more than funds that don't borrow. Borrowing is subject to regulatory limits under the Investment Company Act, described in more detail in each fund's respective Statement of Additional Information.

Temporary Defensive Investments

Each fund may invest substantial amounts of its assets in debt securities when market conditions are unstable. Such debt securities include rated or unrated bonds and debentures, cash equivalents and preferred stocks, money market instruments, commercial paper rated "A-1" or better by Standard & Poor's Corporation or "P-1" or better by Moody's Investors Service, Inc., or government securities.

Investment Restrictions

Global Emerging Growth Fund and Global Fund have certain investment restrictions that, together with their investment objectives, are fundamental policies, changeable only by shareholder approval. Set forth below is a summary of these investment restrictions which are different for each fund. Other investment restrictions for each fund are substantially the same.

Under these fundamental policies, the fund named cannot do the following: (1) Global Fund will not borrow money or enter into reverse repurchase agreements, except that it may borrow money from banks and enter into reverse repurchase agreements as a temporary measure for extraordinary or emergency purposes (but not for the purpose of making investments) provided that the aggregate amount of all such borrowings and commitments under such agreements does not, at the time of borrowing or of entering into such an agreement, exceed 10% of its total assets taken at current market value; it will not purchase additional portfolio securities at any time that the aggregate amount of its borrowings and its commitments under reverse repurchase agreements exceed 5% of its assets (for purposes of this restriction, entering into portfolio lending agreements shall not be deemed to constitute borrowing money); (2) Global Emerging Growth Fund will not buy securities of an issuer which, together with any predecessor, has been in operation for less than three years, if as a result, the aggregate of such investments would exceed 5% of the value of its total assets; Global Fund has the same policy, but it is not a fundamental policy; (3) Global Fund will not pledge, mortgage or hypothecate its assets, except that, to secure permitted borrowings, it may pledge securities having a market value at the time of the pledge not exceeding 15% of the cost of Global Fund's total assets and except in connection with permitted transactions in options, futures contracts and options on futures contracts, and except for reverse repurchase agreements and securities lending;
(4) Global Emerging Growth Fund will not buy or sell commodities or commodity contracts, including futures contracts, however, it may buy and sell any of the hedging instruments which it may use as approved by the Board, whether or not such hedging instrument is considered to be a commodity or commodity contract; Global Fund has no fundamental policy in this regard; (5) Global Emerging Growth Fund may not buy securities on margin, except that Global Emerging Growth Fund may make margin deposits in connection with any of the hedging instruments which it may use; Global Fund has no fundamental policy in this regard.

Description of Brokerage Practices

The brokerage practices of the funds are the same. Subject to the provisions of each fund's advisory agreement, the procedures and rules described above, allocations of brokerage are generally made by the Manager's portfolio traders based upon new recommendations from the Manager's portfolio managers. In certain instances, portfolio managers may directly place trades and allocate brokerage, also subject to the provisions of each advisory agreement and the procedures and rules described above. In either case, brokerage is allocated under the supervision of the Manager's executive officers and the Manager. Transactions in securities other than those for which an exchange is the primary market are generally done with principals or market makers. Brokerage commissions are paid primarily for effecting transactions in listed securities or for certain fixed-income agency transactions in the secondary market and are otherwise paid only if it appears likely that a better price or execution can be obtained. When either fund engages in an option transaction, ordinarily the same broker will be used for the purchase or sale of the option and any transaction in the securities to which the option relates. When possible, concurrent orders to purchase or sell the same security by more than one of the accounts managed by the Manager or its affiliates are combined. The transactions effected pursuant to such combined orders are averaged as to price and allocated in accordance with the purchase or sale orders actually placed for each account.

    The research services provided by a particular broker may be useful only to one or more of the advisory accounts of the Manager and its affiliates, and investment research received for the commissions of those other accounts may be useful both to either fund and one or more of such other accounts. Such research, which may be supplied by a third party at the instance of a broker, includes information and analyses on particular companies and industries as well as market or economic trends and portfolio strategy, receipt of market quotations for portfolio evaluations, information systems, computer hardware and similar products and services. If a research service also assists the Manager in a non-research capacity (such as bookkeeping or other administrative functions), then only the percentage or component that provides assistance to the Manager in the investment decision-making process may be paid in commission dollars. The Board of Trustees has permitted the Manager to use concessions on fixed-price offerings to obtain research, in the same manner as is permitted for agency transactions. The Board has also permitted the Manager to use stated commissions on secondary fixed-income agency trades to obtain research where the broker has represented to Manager that:
(i) the trade is not from or for the broker's own inventory, (ii) the trade was not executed by the broker on an agency basis at the stated commission, and (iii) the trade is not a riskless principal transaction.

    The research services provided by brokers broaden the scope and supplement the research activities of the Manager, by making available additional views for consideration and comparisons, and enabling the Manager to obtain market information for the valuation of securities held in the each fund's portfolio or being considered for purchase. The Board of Trustees, including the "independent" Trustees of the funds (those Trustees of the funds who are not "interested persons" as defined in the Investment Company Act, and who have no direct or indirect financial interest in the operation of the advisory agreement or the Distribution Plans described below) annually reviews information furnished by the Manager as to the commissions paid to brokers furnishing such services so that the Board may ascertain whether the amount of such commissions was reasonably related to the value or benefit of such services.

    During Global Emerging Growth Fund's fiscal years ended September 30, 1994, 1995 and 1996, total brokerage commissions paid by the Fund (not including spreads or concessions on principal transactions on a net trade basis) were $858,996, $1,698,126 and $987,876, respectively. During the fiscal year ended September 30, 1996, $853,423 was paid to brokers as commissions in return for research services; the aggregate dollar amount of those transactions was $185,064,419. The transactions giving rise to those commissions were allocated in accordance with the Manager's internal allocation procedures.

    Please refer to the Statement of Additional Information for each fund for further information on each fund's brokerage practices.

    During Global Fund's fiscal years ended September 30, 1994, 1995 and 1996, total brokerage commissions paid by the Fund (not including spreads or concessions on principal transactions on a net trade basis) were $7,714,396, $10,853,162 and $13,381,857, respectively. During the fiscal year ended September 30, 1996, $10,127,169 was paid to brokers as commissions in return for research services; the aggregate dollar amount of those transactions was $3,411,541,434. The transactions giving rise to those commissions were allocated in accordance with the Manager's internal allocation procedures.

    Please refer to the Statement of Additional Information for each fund for further information on each fund's brokerage practices.

Expense Ratios and Performance

The ratio of expenses to average net assets for Global Emerging Growth Fund for the fiscal year ended September 30, 1996 was 1.87%, 2.56% and 2.54% for Class A, Class B and Class C shares (on an annualized basis). The ratio of expenses to average net assets for Global Fund for the fiscal year ended September 30, 1996, for its Class A, Class B and Class C shares (on an annualized basis) was 1.17%, 2.00% and 1.99%, respectively. Further details are set forth above under "Comparative Fee Table", and in Global Emerging Growth Fund's Annual Report as of September 30, 1996, and Global Fund's Annual Report as of September 30, 1996, which are included in the Statement of Additional Information. The performance of the funds for the 1,3,5 and 10 year periods ended December 31, 1996 (as applicable) is set forth in Exhibit B.

Shareholder Services

The policies of Global Emerging Growth Fund and Global Fund with respect to minimum initial investments and subsequent investments by its shareholders are the same. Both Global Emerging Growth Fund and Global Fund offer the following privileges: (i) Right of Accumulation, (ii) Letter of Intent, (iii) reinvestment of dividends and distributions at net asset value, (iv) net asset value purchases by certain individuals and entities, (v) Asset Builder (automatic investment) Plans, (vi) Automatic Withdrawal and Exchange Plans for shareholders who own shares of the fund valued at $5,000 or more, (vii) reinvestment of net redemption proceeds at net asset value within six months of a redemption, (viii) AccountLink and PhoneLink arrangements, (ix) exchanges of shares for shares of the same class of certain other funds at net asset value, and (x) telephone redemption and exchange privileges.

Shareholders may purchase shares through OppenheimerFunds AccountLink, which links a shareholder account to an account at a bank or financial institution and enables shareholders to send money electronically between those accounts to perform a number of types of account transactions. This includes the purchase of shares through the automated telephone system (PhoneLink). Exchanges can also be made by telephone, or automatically through PhoneLink. After AccountLink privileges have been established with a bank account, shares may be purchased by telephone in an amount up to $100,000. Shares of either Fund may be exchanged for shares of certain OppenheimerFunds at net asset value per share; however, shares of a particular class may be exchanged only for shares of the same class of other OppenheimerFunds. At present, not all of the OppenheimerFunds offer the same classes of shares.
Shareholders of the funds may redeem their shares by written request or by telephone request in an amount up to $50,000 in any seven-day period. Shareholders may arrange to have share redemption proceeds wired to a pre-designated account at a U.S. bank or other financial institution that is an ACH member, through AccountLink. There is no dollar limit on telephone redemption proceeds sent to a bank account when AccountLink has been established. Shareholders may also redeem shares automatically by telephone by using PhoneLink. Shareholders may also have the Transfer Agent send redemption proceeds of $2,500 or more by Federal Funds wire to a designated commercial bank which is a member of the Federal Reserve wire system. Shareholders of the funds have up to six months to reinvest redemption proceeds of their Class A shares in Class A shares of the funds or other Oppenheimer funds without paying a sales charge. Global Emerging Growth Fund and Global Fund may redeem accounts valued at less than $200 and $500, respectively, if the account has fallen below such stated amounts for reasons other than market value fluctuations. Both funds offer Automatic Withdrawal and Automatic Exchange Plans under certain conditions.

Rights of Shareholders

Class A shares of Global Emerging Growth Fund and Class A shares of Global Fund are each sold an initial sales charge of 5.75% on purchases of less than $50,000. The reduced front-end sales loads on larger purchases are the same for each fund. If Class A shares of either fund are purchased as part of an investment of at least $1 million in shares of one or more Oppenheimer funds ($500,000 or more for purchases by "Retirement Plans," as defined in "Class A Contingent Deferred Sales Charge" in each fund's Prospectus), there is no initial sales charge, but if shares are sold within 18 months after purchase, there may be imposed a contingent deferred sales charge ("CDSC") which will vary, depending on the amount invested. Class B shares of Global Emerging Growth Fund, and Class B shares of Global Fund are sold at net asset value per share, without an initial sales charge. However, if Class B shares of each fund are sold within six years of purchase, there is a CDSC, depending on how long the shares are owned. Both of the funds have the same CDSC with respect to their Class B shares. Class C shares of both funds are sold at net asset value per share, without an initial sales charge. However, if Class C shares of either fund are redeemed within twelve months of the date of purchase, normally those shares will be charged a contingent deferred sales charge of 1%. The shares of each such fund, including shares of each class, entitle the holder to one vote per share on the election of trustees and all other matters submitted to shareholders of the fund. Class A, Class B and Class C shares of Global Emerging Growth Fund and the Class A, Class B and Class C shares of Global Fund which Global Emerging Growth Fund shareholders will receive in the Reorganization participate equally in the funds' dividends and distributions and in the funds' net assets upon liquidation, after taking into account the different expenses paid by each class. Distributions and dividends for each class will be different and Class B and Class C dividends and distributions will be lower than Class A dividends. It is not contemplated that Global Emerging Growth Fund or Global Fund will hold regular annual meetings of shareholders. Under the Investment Company Act, shareholders of Global Emerging Growth Fund do not have rights of appraisal as a result of the transactions contemplated by the Reorganization Agreement. However, they have the right at any time prior to the consummation of such transaction to redeem their shares at net asset value. Shareholders of both of the funds have the right, under certain circumstances, to remove a Trustee and will be assisted in communicating with other shareholders for such purpose.


Global Emerging Growth Fund was organized in 1987 as a Massachusetts business trust. Global Fund was originally incorporated in Maryland in 1969 and was reorganized in 1986 as a Massachusetts business trust. Both Global Emerging Growth Fund and Global Fund are open-end, diversified management investment companies, with an unlimited number of authorized shares of beneficial interest. Both funds are governed by the same Board of Trustees (the "Board"). The Board has established three classes of shares with respect to Global Fund and Global Emerging Growth Fund:
Class A, Class B and Class C. With respect to Global Emerging Growth Fund and Global Fund, each class has its own dividends and distributions and pays certain expenses which will be different for the different classes. Each class may have a different net asset value. Each share has one vote at shareholder meetings, with fractional shares voting proportionately. Shares of a particular class vote together on matters that affect that class. Most amendments to the Declaration of Trust of each of the funds require the approval of a "majority" (as defined in the Investment Company
Act) of the respective fund's shareholders. Under certain circumstances, shareholders of the funds may be held personally liable as partners for the funds' obligations, and under each Declaration of Trust such a shareholder is entitled to indemnification rights by the funds; the risk of a shareholder incurring any such loss is limited to the remote circumstances in which that fund is unable to meet its obligations.



Management and Distribution Arrangements

The Manager, located at Two World Trade Center, New York, New York 10048-0203, acts as the investment adviser for Global Emerging Growth Fund and also acts as the investment adviser to Global Fund. The terms and conditions of the investment advisory agreement for each fund are substantially the same. The monthly management fee payable to the Manager by each fund is set forth under "Synopsis - Investment Advisory and Distribution and Service Plan Fees." The 12b-1 Distribution and Service Plan fees paid by fund with respect to Class A, Class B and Class C shares are set forth above under "Synopsis - Investment Advisory and Distribution and Service Plan Fees."

Pursuant to each investment advisory agreement, the Manager supervises the investment operations of the funds and the composition of their portfolios, and furnishes advice and recommendations with respect to investments, investment policies and the purchase and sale of securities. Both investment advisory agreements require the Manager to provide Global Emerging Growth Fund and Global Fund with adequate office space, facilities and equipment and to provide and supervise the activities of all administrative and clerical personnel required to provide effective administration for the funds, including the compilation and maintenance of records with respect to their operations, the preparation and filing of specified reports, and composition of proxy materials and registration statements for continuous public sale of shares of each fund.

Expenses not expressly assumed by the Manager under each fund's advisory agreement or by OppenheimerFunds Distributor, Inc., the funds' distributor (the "Distributor"), under the General Distributor's Agreement are paid by the funds. The advisory agreements list examples of expenses paid by the funds, the major categories of which relate to interest, taxes, brokerage commissions, fees to certain Trustees, legal and audit expenses, custodian and transfer agent expenses, share issuance costs, certain printing and registration costs and non-recurring expenses, including litigation costs. The management fee paid by Global Emerging Growth Fund for the fiscal year ended September 30, 1996 was $1,233,678. For the fiscal year ended September 30, 1996, the management fee paid by Global Fund was $19,638,352.

The funds' investment advisory agreements contain no expense limitation. However, because of state regulations limiting fund expenses that previously applied, the Manager had voluntarily undertaken that the funds' total expenses in any fiscal year (including the investment advisory fee but exclusive of taxes, interest, brokerage commissions, distribution plan payments and any extraordinary non-recurring expenses, including litigation) would not exceed the most stringent state regulatory limitation applicable to the funds. Due to changes in federal securities laws, such state regulations no longer apply and the Manager's undertaking is therefore inapplicable and has been withdrawn. During the funds' last fiscal year, the funds' expenses did not exceed the most stringent state regulatory limit and the voluntary undertaking was not invoked.

The Manager is controlled by Oppenheimer Acquisition Corp., a holding company owned in part by senior management of the Manager and ultimately controlled by Massachusetts Mutual Life Insurance Company, a mutual life insurance company that also advises pension plans and investment companies. The Manager has operated as an investment company adviser since 1959. The Manager and its affiliates currently advise investment companies with combined net assets aggregating over $62 billion as of December 31, 1996, with more than 3 million shareholder accounts. OppenheimerFunds Services, a division of the Manager, acts as transfer and shareholder servicing agent on an at-cost basis for Global Emerging Growth Fund and Global Fund and for certain other open-end funds managed by the Manager and its affiliates.

The Distributor, under a General Distributor's Agreement for each of the funds, acts as the principal underwriter in the continuous public offering of Class A, Class B and Class C shares of each fund. During Global Emerging Growth Fund's fiscal year ended September 30, 1996, the aggregate sales charges on sales of Global Emerging Growth Fund's Class A shares were $547,341, of which the Distributor and an affiliated broker-dealer retained in the aggregate $159,815. During Global Emerging Growth Fund's fiscal year ended September 30, 1996, the contingent deferred sales charges collected on Global Emerging Growth Fund's Class B and Class C shares totalled $8,208 and $1,057, respectively, all of which the Distributor retained. For the fiscal year ended September 30, 1996, the aggregate amount of sales charges on sales of Global Fund's Class A shares was $5,830,983, of which $1,861,170 was retained by the Distributor and an affiliated broker-dealer. Contingent deferred sales charges collected by the Distributor on the redemption of Class B and Class C shares for the fiscal year ended September 30, 1996 totaled $743,491 and $6,445, respectively, all of which was retained by the Distributor. For additional information about distribution of the funds' shares and the payments made by the funds to the Distributor in connection with such activities, please refer to "Distribution and Service Plans," in each fund's Statement of Addition Information.

Purchase of Additional Shares

Class A shares of Global Emerging Growth Fund and Class A shares of Global Fund may be purchased with an initial sales charge of 5.75% for purchases of less than $25,000. The sales charge of 5.75% is reduced for purchases of either fund's Class A shares of $25,000 or more. If shares of Class A of either fund are redeemed within 18 months of the end of the calendar month of their purchase, a contingent sales charge may be deducted from the redemption proceeds. Class B shares of Global Emerging Growth Fund and Global Fund are sold at net asset value without an initial sales charge, however, if Class B shares of either fund are redeemed within six years of the end of the calendar month of their purchase, a contingent deferred sales charge may be deducted of up to 5%, depending upon how long such shares had been held. Class C shares of either fund may be purchased without an initial sales charge, but if you sell your shares within 12 months of buying them, a contingent deferred sales charge of 1% may be deducted.

The initial sales charge and contingent deferred sales charge on Class A shares and Class B shares of Global Fund will only affect shareholders of Global Emerging Growth Fund to the extent that they desire to make additional purchases of shares of Global Fund in addition to the shares which they will receive as a result of the Reorganization. The Class A, Class B and Class C shares to be issued under the Reorganization Agreement will be issued by Global Fund at net asset value. Future dividends and capital gain distributions of Global Fund, if any, may be reinvested without sales charge. Any Global Emerging Growth Fund shareholder who is entitled to a reduced sales charge on additional purchases by reason of a Letter of Intent or Right of Accumulation based upon holdings of shares of Global Emerging Growth Fund will continue to be entitled to a reduced sales charge on any future purchase of shares of Global Fund.

                 METHOD OF CARRYING OUT THE REORGANIZATION

The consummation of the transactions contemplated by the Reorganization Agreement is contingent upon the approval of the Reorganization by the shareholders of Global Emerging Growth Fund and the receipt of the opinions and certificates set forth in Sections 10 and 11 of the Reorganization Agreement and the occurrence of the events described in those Sections. Under the Reorganization Agreement, all the assets of Global Emerging Growth Fund, excluding the Cash Reserve, will be delivered to Global Fund in exchange for Class A, Class B and Class C shares of Global Fund. The Cash Reserve to be retained by Global Emerging Growth Fund will be sufficient in the discretion of the Board for the payment of Global Emerging Growth Fund's liabilities, and Global Emerging Growth Fund's expenses of liquidation.

Assuming the shareholders of Global Emerging Growth Fund approve the Reorganization, the actual exchange of assets is expected to take place on June 20, 1997, or as soon thereafter as is practicable (the "Closing Date") on the basis of net asset values as of the close of business on the business day preceding the Closing Date (the "Valuation Date"). Under the Reorganization Agreement, all redemptions of shares of Global Emerging Growth Fund shall be permanently suspended on the Valuation Date; only redemption requests received in proper form on or prior to the close of business on that date shall be fulfilled by it; redemption requests received by Global Emerging Growth Fund after that date will be treated as requests for redemptions of Class A, Class B or Class C shares of Global Fund to be distributed to the shareholders requesting redemption. The exchange of assets for shares will be done on the basis of the per share net asset value of the Class A, Class B and Class C shares of Global Fund, and the value of the assets of Global Emerging Growth Fund to be transferred as of the close of business on the Valuation Date, valued in the manner used by Global Fund in the valuation of assets. Global Fund is not assuming any of the liabilities of Global Emerging Growth Fund, except for portfolio securities purchased which have not settled and outstanding shareholder redemption and dividend checks.

The net asset value of the shares transferred by Global Fund to Global Emerging Growth Fund will be the same as the value of the assets of the portfolio received by Global Fund. For example, if, on the Valuation Date, Global Emerging Growth Fund were to have securities with a market value of $95,000 and cash in the amount of $10,000 (of which $5,000 was to be retained by it as the Cash Reserve), the value of the assets which would be transferred to Global Fund would be $100,000. If the net asset value per share of Global Fund were $10 per share at the close of business on the Valuation Date, the number of shares to be issued would be 10,000 ($100,000 divided by $10). These 10,000 shares of Global Fund would be distributed to the former shareholders of Global Emerging Growth Fund. This example is given for illustration purposes only and does not bear any relationship to the dollar amounts or shares expected to be involved in the Reorganization.

After the Closing Date, Global Emerging Growth Fund will distribute on a pro rata basis to its shareholders of record on the Valuation Date the Class A, Class B and Class C shares of Global Fund received by Global Emerging Growth Fund at the closing, in liquidation of the outstanding shares of Global Emerging Growth Fund, and the outstanding shares of Global Emerging Growth Fund will be cancelled. To assist Global Emerging Growth Fund in this distribution, Global Fund will, in accordance with a shareholder list supplied by Global Emerging Growth Fund, cause its transfer agent to credit and confirm an appropriate number of shares of Global Fund to each shareholder of Global Emerging Growth Fund. Certificates for Class A, Class B and Class C shares of Global Fund will be issued upon written request of a former shareholder of Global Emerging Growth Fund but only for whole shares with fractional shares credited to the name of the shareholder on the books of Global Fund. Former shareholders of Global Emerging Growth Fund who wish certificates representing their shares of Global Fund must, after receipt of their confirmations, make a written request to OFS, P.O. Box 5270, Denver, Colorado 80217. Shareholders of Global Emerging Growth Fund holding certificates representing their shares will not be required to surrender their certificates to anyone in connection with the Reorganization.
After the Reorganization, however, it will be necessary for such shareholders to surrender such certificates in order to redeem, transfer, pledge or exchange any shares of Global Fund.

Under the Reorganization Agreement, within one year after the Closing Date, Global Emerging Growth Fund shall: (a) either pay or make provision for all of its debts and taxes; and (b) either (i) transfer any remaining amount of the Cash Reserve to Global Fund, if such remaining amount is not material (as defined below) or (ii) distribute such remaining amount to the shareholders of Global Emerging Growth Fund who were such on the Valuation Date. Such remaining amount shall be deemed to be material if the amount to be distributed, after deducting the estimated expenses of the distribution, equals or exceeds one cent per share of the number of Global Emerging Growth Fund shares outstanding on the Valuation Date. Within one year after the Closing Date, Global Emerging Growth Fund will complete its liquidation.

Under the Reorganization Agreement, either Global Emerging Growth Fund or Global Fund may abandon and terminate the Reorganization Agreement without liability if the other party breaches any material provision of the Reorganization Agreement or, if prior to the closing, any legal, administrative or other proceeding shall be instituted or threatened (i) seeking to restrain or otherwise prohibit the transactions contemplated by the Reorganization Agreement and/or (ii) asserting a material liability of either party, which proceeding or liability has not been terminated or the threat thereto removed prior to the Closing Date.

In the event that the Reorganization Agreement is not consummated for any reason, the Board will consider and may submit to the shareholders other alternatives.

                               MISCELLANEOUS

Additional Information

Financial Information

The Reorganization will be accounted for by the surviving fund in its financial statements similar to a pooling. Further financial information as to Global Emerging Growth Fund is contained in its current Prospectus, which is available without charge from OppenheimerFunds Services, the Transfer Agent, P.O. Box 5270, Denver, Colorado 80217, and is incorporated herein by reference, and in its Annual Report as of September 30, 1996, which is included in the Additional Statement. Financial information for Global Fund is contained in its current Prospectus accompanying this Proxy Statement and Prospectus and incorporated herein by reference, and in its Annual Report as of September 30, 1996, which is included in the Additional Statement.

Public Information

Additional information about Global Emerging Growth Fund and Global Fund is available, as applicable, in the following documents which are incorporated herein by reference: (i) Global Fund's Prospectus dated January 7, 1997, as supplemented January 7, 1997, accompanying this Proxy Statement and incorporated herein; (ii) Global Emerging Growth Fund's Prospectus dated January 13, 1997, as supplemented March 3, 1997, which may be obtained without charge by writing to OFS, P.O. Box 5270, Denver, Colorado 80217; (iii) Global Fund's Annual Report as of September 30, 1996, which may be obtained without charge by writing to OFS at the address indicated above; and (iv) Global Emerging Growth Fund's Annual Report as of September 30, 1996, which may be obtained without charge by writing to OFS at the address indicated above. All of the foregoing documents may be obtained by calling the toll-free number on the cover of this Proxy Statement and Prospectus.

Additional information about the following matters is contained in the Statement of Additional Information, which incorporates by reference the Global Fund Statement of Additional Information dated January 7, 1997, and Global Emerging Growth Fund's Prospectus dated January 13, 1997, as supplemented March 3, 1997, and Statement of Additional Information dated January 13, 1997; the organization and operation of Global Fund and Global Emerging Growth Fund; more information on investment policies, practices and risks; information about Global Emerging Growth Fund's and Global Fund's Boards of Trustees and their responsibilities; a further description of the services provided by Global Fund's and Global Emerging Growth Fund's investment adviser, distributor, and transfer and shareholder servicing agent; dividend policies; tax matters; an explanation of the method of determining the offering price of the shares and/or contingent deferred sales charges, as applicable of Class A, Class B and Class C shares of Global Fund and Global Emerging Growth Fund; purchase, redemption and exchange programs; the different expenses paid by each class of shares; and distribution arrangements.

Global Emerging Growth Fund and Global Fund are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, file reports and other information with the SEC. Proxy material, reports and other information about Global Emerging Growth Fund and Global Fund which are of public record can be inspected and copied at public reference facilities maintained by the SEC in Washington, D.C. and certain of its regional offices, and copies of such materials can be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, D.C. 20549.

                              OTHER BUSINESS

Management of Global Emerging Growth Fund knows of no business other than the matters specified above which will be presented at the Meeting. Since matters not known at the time of the solicitation may come before the Meeting, the proxy as solicited confers discretionary authority with respect to such matters as properly come before the Meeting, including any adjournment or adjournments thereof, and it is the intention of the persons named as attorneys-in-fact in the proxy to vote this proxy in accordance with their judgment on such matters.


By Order of the Board of Trustees

/s/ Andrew J. Donohue
-----------------------
Andrew J. Donohue, Secretary

April 14, 1997                                                          330

                                 EXHIBIT A

                  AGREEMENT AND PLAN OF REORGANIZATION


 AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") dated as of October 10, 1996 by and between Oppenheimer Global Emerging Growth Fund ("Global Emerging Growth Fund"), a Massachusetts business trust, and Oppenheimer Global Fund ("Global Fund"), a Massachusetts business trust (the "Trust").

                           W I T N E S S E T H:

 WHEREAS, the parties are each open-end investment companies of the management type; and

 WHEREAS, the parties hereto desire to provide for the reorganization pursuant to Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), of Global Emerging Growth Fund through the acquisition by Global Fund of substantially all of the assets of Global Emerging Growth Fund in exchange for the voting shares of beneficial interest ("shares") of Class A, Class B and Class C shares of Global Fund and the assumption by Global Fund of certain liabilities of Global Emerging Growth Fund, which Class A, Class B and Class C shares of Global Fund are thereafter to be distributed by Global Emerging Growth Fund pro rata to its shareholders in complete liquidation of Global Emerging Growth Fund and complete cancellation of its shares;

 NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

 1. The parties hereto hereby adopt this Agreement and Plan of Reorganization (the "Agreement") pursuant to Section 368(a)(1) of the Code as follows: The reorganization will be comprised of the acquisition by Global Fund of substantially all of the properties and assets of Global Emerging Growth Fund in exchange for Class A, Class B and Class C shares of Global Fund and the assumption by Global Fund of certain liabilities of Global Emerging Growth Fund, followed by the distribution of such Class A, Class B and Class C shares of Global Fund shares to the Class A, Class B and Class C shareholders of Global Emerging Growth Fund in exchange for their Class A, Class B and Class C shares of Global Emerging Growth Fund, all upon and subject to the terms of the Agreement hereinafter set forth.

      The share transfer books of Global Emerging Growth Fund will be permanently closed at the close of business on the Valuation Date (as hereinafter defined) and only redemption requests received in proper form on or prior to the close of business on the Valuation Date shall be fulfilled by Global Emerging Growth Fund; redemption requests received by Global Emerging Growth Fund after that date shall be treated as requests for the redemption of the shares of Global Fund to be distributed to the shareholder in question as provided in Section 5.

 2. On the Closing Date (as hereinafter defined), all of the assets of Global Emerging Growth Fund on that date, excluding a cash reserve (the "Cash Reserve") to be retained by Global Emerging Growth Fund sufficient in its discretion for the payment of the expenses of Global Emerging Growth Fund's dissolution and its liabilities, but not in excess of the amount contemplated by
Section 10E, shall be delivered as provided in Section 8 to Global Fund, in exchange for and against delivery to Global Emerging Growth Fund on the Closing Date of a number of Class A, Class B and Class C shares of Global Fund, having an aggregate net asset value equal to the value of the assets of Global Emerging Growth Fund so transferred and delivered.

 3. The net asset value of Class A, Class B and Class C shares of Global Fund and the value of the assets of Global Emerging Growth Fund to be transferred shall in each case be determined as of the close of business of the New York Stock Exchange on the Valuation Date. The computation of the net asset value of the Class A, Class B and Class C shares of Global Fund and the Class A, Class B and Class C shares of Global Emerging Growth Fund shall be done in the manner used by Global Fund and Global Emerging Growth Fund, respectively, in the computation of such net asset value per share as set forth in their respective prospectuses. The methods used by Global Fund in such computation shall be applied to the valuation of the assets of Global Emerging Growth Fund to be transferred to Global Fund.

      Global Emerging Growth Fund shall declare and pay, immediately prior to the Valuation Date, a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to Global Emerging Growth Fund's shareholders all of Global Emerging Growth Fund's investment company taxable income for taxable years ending on or prior to the Closing Date (computed without regard to any dividends paid) and all of its net capital gain, if any, realized in taxable years ending on or prior to the Closing Date (after reduction for any capital loss carry-forward).

 4. The closing (the "Closing") shall be at the offices of OppenheimerFunds, Inc. (the "Agent"), Two World Trade Center, 34th Floor, New York, New York 10048, at 4:00 P.M. New York time on June 20, 1997 or at such other time or place as the parties may designate or as provided below (the "Closing Date"). The business day preceding the Closing Date is herein referred to as the "Valuation Date."

      In the event that on the Valuation Date either party has, pursuant to the Investment Company Act of 1940, as amended (the "Act"), or any rule, regulation or order thereunder, suspended the redemption of its shares or postponed payment therefor, the Closing Date shall be postponed until the first business day after the date when both parties have ceased such suspension or postponement; provided, however, that if such suspension shall continue for a period of 60 days beyond the Valuation Date, then the other party to the Agreement shall be permitted to terminate the Agreement without liability to either party for such termination.

 5. As soon as practicable after the closing, Global Emerging Growth Fund shall distribute on a pro rata basis to the shareholders of Global Emerging Growth Fund on the Valuation Date the Class A, Class B and Class C shares of Global Fund received by Global Emerging Growth Fund on the Closing Date in exchange for the assets of Global Emerging Growth Fund in complete liquidation of Global Emerging Growth Fund; for the purpose of the distribution by Global Emerging Growth Fund of Class A, Class B and Class C shares of Global Fund to its shareholders, Global Fund will promptly cause its transfer agent to: (a) credit an appropriate number of Class A and Class B shares of Global Fund on the books of Global Fund to each Class A, Class B and Class C shareholder, respectively of Global Emerging Growth Fund in accordance with a list (the "Shareholder List") of its shareholders received from Global Emerging Growth Fund; and (b) confirm an appropriate number of Class A, Class B and Class C shares of Global Fund to each shareholder of Global Emerging Growth Fund; certificates for Class A, Class B and Class C shares of Global Fund will be issued upon written request of a former shareholder of Global Emerging Growth Fund but only for whole shares, with fractional shares credited to the name of the shareholder on the books of Global Fund.

      The Shareholder List shall indicate, as of the close of business on the Valuation Date, the name and address of each shareholder of Global Emerging Growth Fund, indicating his or her share balance. Global Emerging Growth Fund agrees to supply the Shareholder List to Global Fund not later than the Closing Date. Shareholders of Global Emerging Growth Fund holding certificates representing their shares shall not be required to surrender their certificates to anyone in connection with the reorganization. After the Closing Date, however, it will be necessary for such shareholders to surrender their certificates in order to redeem, transfer or pledge the shares of Global Fund which they received.

 6. Within one year after the Closing Date, Global Emerging Growth Fund shall (a) either pay or make provision for payment of all of its liabilities and taxes, and (b) either (i) transfer any remaining amount of the Cash Reserve to Global Fund, if such remaining amount (as reduced by the estimated cost of distributing it to shareholders) is not material (as defined below) or (ii) distribute such remaining amount to the shareholders of Global Emerging Growth Fund on the Valuation Date. Such remaining amount shall be deemed to be material if the amount to be distributed, after deduction of the estimated expenses of the distribution, equals or exceeds one cent per share of Global Emerging Growth Fund outstanding on the Valuation Date.

 7. Prior to the Closing Date, there shall be coordination between the parties as to their respective portfolios so that, after the closing, Global Fund will be in compliance with all of its investment policies and restrictions. At the Closing, Global Emerging Growth Fund shall deliver to Global Fund two copies of a list setting forth the securities then owned by Global Emerging Growth Fund. Promptly after the Closing, Global Emerging Growth Fund shall provide Global Fund a list setting forth the respective federal income tax bases thereof.

 8. Portfolio securities or written evidence acceptable to Global Fund of record ownership thereof by The Depository Trust Company or through the Federal Reserve Book Entry System or any other depository approved by Global Emerging Growth Fund pursuant to Rule 17f-4 and Rule 17f-5 under the Act shall be endorsed and delivered, or transferred by appropriate transfer or assignment documents, by Global Emerging Growth Fund on the Closing Date to Global Fund, or at its direction, to its custodian bank, in proper form for transfer in such condition as to constitute good delivery thereof in accordance with the custom of brokers and shall be accompanied by all necessary state transfer stamps, if any. The cash delivered shall be in the form of certified or bank cashiers' checks or by bank wire or intra-bank transfer payable to the order of Global Fund for the account of Global Fund. Shares of Global Fund representing the number of shares of Global Fund being delivered against the assets of Global Emerging Growth Fund, registered in the name of Global Emerging Growth Fund, shall be transferred to Global Emerging Growth Fund on the Closing Date. Such shares shall thereupon be assigned by Global Emerging Growth Fund to its shareholders so that the shares of Global Fund may be distributed as provided in Section 5.

      If, at the Closing Date, Global Emerging Growth Fund is unable to make delivery under this Section 8 to Global Fund of any of its portfolio securities or cash for the reason that any of such securities purchased by Global Emerging Growth Fund, or the cash proceeds of a sale of portfolio securities, prior to the Closing Date have not yet been delivered to it or Global Emerging Growth Fund's custodian, then the delivery requirements of this Section 8 with respect to said undelivered securities or cash will be waived and Global Emerging Growth Fund will deliver to Global Fund by or on the Closing Date and with respect to said undelivered securities or cash executed copies of an agreement or agreements of assignment in a form reasonably satisfactory to Global Fund, together with such other documents, including a due bill or due bills and brokers' confirmation slips as may reasonably be required by Global Fund.

 9. Global Fund shall not assume the liabilities (except for portfolio securities purchased which have not settled and for shareholder redemption and dividend checks outstanding) of Global Emerging Growth Fund, but Global Emerging Growth Fund will, nevertheless, use its best efforts to discharge all known liabilities, so far as may be possible, prior to the Closing Date. The cost of printing and mailing the proxies and proxy statements will be borne by Global Emerging Growth Fund. Global Emerging Growth Fund and Global Fund will bear the cost of their respective tax opinion. Any documents such as existing prospectuses or annual reports that are included in that mailing will be a cost of the fund issuing the document. Any other out-of-pocket expenses of Global Fund and Global Emerging Growth Fund associated with this reorganization, including legal, accounting and transfer agent expenses, will be borne by Global Emerging Growth Fund and Global Fund, respectively, in the amounts so incurred by each.

 10. The obligations of Global Fund hereunder shall be subject to the following conditions:

      A. The Board of Trustees of Global Emerging Growth Fund shall have authorized the execution of the Agreement, and the shareholders of Global Emerging Growth Fund shall have approved the Agreement and the transactions contemplated thereby, and Global Emerging Growth Fund shall have furnished to Global Fund copies of resolutions to that effect certified by the Secretary or an Assistant Secretary of Global Emerging Growth Fund; such shareholder approval shall have been by the affirmative vote of "a majority of the outstanding voting securities" (as defined in the Act) of Global Emerging Growth Fund at a meeting for which proxies have been solicited by the Proxy Statement and Prospectus (as hereinafter defined).

      B. Global Fund shall have received an opinion dated the Closing Date of counsel to Global Emerging Growth Fund, to the effect that (i) Global Emerging Growth Fund is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts with full powers to carry on its business as then being conducted and to enter into and perform the Agreement; and (ii) that all action necessary to make the Agreement, according to its terms, valid, binding and enforceable on Global Emerging Growth Fund and to authorize effectively the transactions contemplated by the Agreement have been taken by Global Emerging Growth Fund.

      C.   The representations and warranties of Global
Emerging Growth Fund contained herein shall be true and correct at and as of the Closing Date, and Global Fund shall have been furnished with a certificate of the President, or a Vice President, or the Secretary or the Assistant Secretary or the Treasurer of Global Emerging Growth Fund, dated the Closing Date, to that effect.

      D. On the Closing Date, Global Emerging Growth Fund shall have furnished to Global Fund a certificate of the Treasurer or Assistant Treasurer of Global Emerging Growth Fund as to the amount of the capital loss carry-over and net unrealized appreciation or depreciation, if any, with respect to Global
Emerging Growth Fund as of the Closing Date.

      E. The Cash Reserve shall not exceed 10% of the value of the net assets, nor 30% in value of the gross assets, of Global Emerging Growth Fund at the close of business on the Valuation
Date.

      F.   A Registration Statement on Form N-14 filed by
Oppenheimer Global Fund under the Securities Act of 1933, as amended (the "1933 Act"), containing a preliminary form of the Proxy Statement and Prospectus, shall have become effective under the 1933 Act not later than August 30, 1997.

      G. On the Closing Date, Global Fund shall have received a letter of Andrew J. Donohue or other senior executive officer of OppenheimerFunds, Inc. acceptable to Global Fund, stating that nothing has come to his or her attention which in his or her judgment would indicate that as of the Closing Date there were any material actual or contingent liabilities of Global Emerging Growth Fund arising out of litigation brought against Global Emerging Growth Fund or claims asserted against it, or pending or to the best of his or her knowledge threatened claims or litigation not reflected in or apparent from the most recent audited financial statements and footnotes thereto of Global Emerging Growth Fund delivered to Global Fund. Such letter may also include such additional statements relating to the scope of the review conducted by such person and his or her responsibilities and liabilities as are not unreasonable under the circumstances.

      H. Global Fund shall have received an opinion, dated the Closing Date, of KPMG Peat Marwick LLP, to the same effect as the opinion contemplated by Section 11.E. of the Agreement.

      I. Global Fund shall have received at the closing all of the assets of Global Emerging Growth Fund to be conveyed hereunder, which assets shall be free and clear of all liens, encumbrances, security interests, restrictions and limitations whatsoever.

 11. The obligations of Global Emerging Growth Fund hereunder shall be subject to the following conditions:

      A. The Board of Trustees of Global Fund shall have authorized the execution of the Agreement, and the transactions contemplated thereby, and Global Fund shall have furnished to Global Emerging Growth Fund copies of resolutions to that effect certified by the Secretary or an Assistant Secretary of Global Fund.

      B. Global Emerging Growth Fund's shareholders shall have approved the Agreement and the transactions contemplated hereby, by an affirmative vote of "a majority of the outstanding voting securities" (as defined in the Act) of Global Emerging Growth Fund, and Global Emerging Growth Fund shall have furnished Global Fund copies of resolutions to that effect certified by the Secretary or an Assistant Secretary of Global Emerging Growth Fund.

      C. Global Emerging Growth Fund shall have received an opinion dated the Closing Date of counsel to Global Fund, to the effect that (i) Global Fund is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts with full powers to carry on its business as then being conducted and to enter into and perform the Agreement; (ii) all action necessary to make the Agreement, according to its terms, valid, binding and enforceable upon Global Fund and to authorize effectively the transactions contemplated by the Agreement have been taken by Global Fund, and (iii) the shares of Global Fund to be issued hereunder are duly authorized and when issued will be validly issued, fully-paid and non-assessable, except as set forth in Global Fund's then current Prospectus and Statement of Additional Information.

      D. The representations and warranties of Global Fund contained herein shall be true and correct at and as of the Closing Date, and Global Emerging Growth Fund shall have been furnished with a certificate of the President, a Vice President or the Secretary or an Assistant Secretary or the Treasurer of Global Fund to that effect dated the Closing Date.

      E. Global Emerging Growth Fund shall have received an opinion of KPMG Peat Marwick LLP to the effect that the Federal tax consequences of the transaction, if carried out in the manner outlined in this Plan of Reorganization and in accordance with (i) Global Emerging Growth Fund's representation that there is no plan or intention by any Fund shareholder who owns 5% or more of Global Emerging Growth Fund's outstanding shares, and, to Global Emerging Growth Fund's best knowledge, there is no plan or intention on the part of the remaining Fund shareholders, to redeem, sell, exchange or otherwise dispose of a number of Global Fund shares received in the transaction that would reduce Global Emerging Growth Fund shareholders' ownership of Global Fund shares to a number of shares having a value, as of the Closing Date, of less than 50% of the value of all of the formerly outstanding Fund shares as of the same date, and (ii) the representation by each of Global Emerging Growth Fund and Global Fund that, as of the Closing Date, Global Emerging Growth Fund and Global Fund will qualify as regulated investment companies or will meet the diversification test of Section 368(a)(2)(F)(ii) of the Code, will be as follows:

           1. The transactions contemplated by the Agreement will qualify as a tax-free "reorganization" within the meaning of
Section 368(a)(1) of the Code, and under the regulations promulgated thereunder.

           2. Global Emerging Growth Fund and Global Fund will each qualify as a "party to a reorganization" within the meaning of Section 368(b)(2) of the Code.

           3. No gain or loss will be recognized by the shareholders of Global Emerging Growth Fund upon the distribution of shares of beneficial interest in Global Fund to the shareholders of Global Emerging Growth Fund pursuant to Section 354 of the Code.

           4. Under Section 361(a) of the Code no gain or loss will be recognized by Global Emerging Growth Fund by reason of the transfer of substantially all its assets in exchange for shares of Global Fund.

           5. Under Section 1032 of the Code no gain or loss will be recognized by Global Fund by reason of the transfer of substantially all Global Emerging Growth Fund's assets in exchange for Class A, Class B and Class C shares of Global Fund and Global Fund's assumption of certain liabilities of Global Emerging Growth Fund.

           6. The shareholders of Global Emerging Growth Fund will have the same tax basis and holding period for the Class A, Class B or Class C shares of beneficial interest in Global Fund that they receive as they had for Global Emerging Growth Fund shares that they previously held, pursuant to Section 358(a) and 1223(1), respectively, of the Code.

           7. The securities transferred by Global Emerging Growth Fund to Global Fund will have the same tax basis and holding period in the hands of Global Fund as they had for Global Emerging Growth Fund, pursuant to Section 362(b) and 1223(1), respectively, of the Code.

      F. The Cash Reserve shall not exceed 10% of the value of the net assets, nor 30% in value of the gross assets, of Global Emerging Growth Fund at the close of business on the Valuation
Date.

      G.   A Registration Statement on Form N-14 filed by
Oppenheimer Global Fund under the 1933 Act, containing a preliminary form of the Proxy Statement and Prospectus, shall have become effective under the 1933 Act not later than August 30, 1997.

      H. On the Closing Date, Global Emerging Growth Fund shall have received a letter of Andrew J. Donohue or other senior executive officer of OppenheimerFunds, Inc. acceptable to Global Emerging Growth Fund, stating that nothing has come to his or her attention which in his or her judgment would indicate that as of the Closing Date there were any material actual or contingent liabilities of Global Fund arising out of litigation brought against Global Fund or claims asserted against it, or pending or, to the best of his or her knowledge, threatened claims or litigation not reflected in or apparent by the most recent audited financial statements and footnotes thereto of Global Fund delivered to Global Emerging Growth Fund. Such letter may also include such additional statements relating to the scope of the review conducted by such person and his or her responsibilities and liabilities as are not unreasonable under the circumstances.

      I. Global Emerging Growth Fund shall acknowledge receipt of the shares of Global Fund.

 12. Global Emerging Growth Fund hereby represents and warrants that:

      A.   The financial statements of Global Emerging Growth
Fund as at September 30, 1996 (audited) heretofore furnished to Global Fund, present fairly the financial position, results of operations, and changes in net assets of Global Emerging Growth Fund as of that date, in conformity with generally accepted accounting principles applied on a basis consistent with the preceding year; and that from September 30, 1996 through the date hereof there have not been, and through the Closing Date there will not be, any material adverse change in the business or financial condition of Global Emerging Growth Fund, it being agreed that a decrease in the size of Global Emerging Growth Fund due to a diminution in the value of its portfolio and/or redemption of its shares shall not be considered a material adverse change;

      B. Contingent upon approval of the Agreement and the transactions contemplated thereby by Global Emerging Growth Fund's shareholders, Global Emerging Growth Fund has authority to transfer all of the assets of Global Emerging Growth Fund to be conveyed hereunder free and clear of all liens, encumbrances, security interests, restrictions and limitations whatsoever;

      C. The Prospectus, as amended and supplemented, contained in Global Emerging Growth Fund's Registration Statement under the 1933 Act, as amended, is true, correct and complete, conforms to the requirements of the 1933 Act and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Registration Statement, as amended, was, as of the date of the filing of the last Post-Effective Amendment, true, correct and complete, conformed to the requirements of the 1933 Act and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

      D. There is no material contingent liability of Global Emerging Growth Fund and no material claim and no material legal, administrative or other proceedings pending or, to the knowledge of Global Emerging Growth Fund, threatened against Global Emerging Growth Fund, not reflected in such Prospectus;

      E. There are no material contracts outstanding to which Global Emerging Growth Fund is a party other than those ordinary in the conduct of its business;

      F. Global Emerging Growth Fund is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts; and has all necessary and material Federal and state authorizations to own all of its assets and to carry on its business as now being conducted; and Global Emerging Growth Fund is duly registered under the Act and such registration has not been rescinded or revoked and is in full force and effect;

      G. All Federal and other tax returns and reports of Global Emerging Growth Fund required by law to be filed have been filed, and all Federal and other taxes shown due on said returns and reports have been paid or provision shall have been made for the payment thereof and to the best of the knowledge of Global Emerging Growth Fund no such return is currently under audit and no assessment has been asserted with respect to such returns and to the extent such tax returns with respect to the taxable year of Global Emerging Growth Fund ended September 30, 1996 have not been filed, such returns will be filed when required and the amount of tax shown as due thereon shall be paid when due; and

      H. Global Emerging Growth Fund has elected to be treated as a regulated investment company and, for each fiscal year of its operations, Global Emerging Growth Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and Global Emerging Growth Fund intends to meet such requirements with respect to its current taxable year.

 13.  Global Fund hereby represents and warrants that:

      A. The financial statements of Global Fund as at September 30, 1996 (audited) heretofore furnished to Global Emerging Growth Fund, present fairly the financial position, results of operations, and changes in net assets of Global Fund, as of that date, in conformity with generally accepted accounting principles applied on a basis consistent with the preceding year; and that from September 30, 1996 through the date hereof there have not been, and through the Closing Date there will not be, any material adverse changes in the business or financial condition of Global Fund, it being understood that a decrease in the size of Global Fund due to a diminution in the value of its portfolio and/or redemption of its shares shall not be considered a material or adverse change;

      B. The Prospectus, as amended and supplemented, contained in Oppenheimer Global Fund's Registration Statement under the 1933 Act, is true, correct and complete, conforms to the requirements of the 1933 Act and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Registration Statement, as amended, was, as of the date of the filing of the last Post-Effective Amendment, true, correct and complete, conformed to the requirements of the 1933 Act and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

      C.   There is no material contingent liability of Global
Fund and no material claim and no material legal, administrative or other proceedings pending or, to the knowledge of Global Fund, threatened against Global Fund, not reflected in such Prospectus;

      D. There are no material contracts outstanding to which Global Fund is a party other than those ordinary in the conduct of its business;

      E. Global Fund is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts; has all necessary and material Federal and state authorizations to own all its properties and assets and to carry on its business as now being conducted; the shares of Global Fund which it issues to Global Emerging Growth Fund pursuant to the Agreement will be duly authorized, validly issued, fully-paid and non-assessable, except as otherwise set forth in Global Fund's Registration Statement; and will conform to the description thereof contained in Global Fund's Registration Statement, will be duly registered under the 1933 Act and in the states where registration is required; and Global Fund is duly registered under the Act and such registration has not been revoked or rescinded and is in full force and effect;

      F. All Federal and other tax returns and reports of Global Fund required by law to be filed have been filed, and all Federal and other taxes shown due on said returns and reports have been paid or provision shall have been made for the payment thereof and to the best of the knowledge of Global Fund no such return is currently under audit and no assessment has been asserted with respect to such returns and to the extent such tax returns with respect to the taxable year of Global Fund ended September 30, 1996 have not been filed, such returns will be filed when required and the amount of tax shown as due thereon shall be paid when due;

      G. Global Fund has elected to be treated as a regulated investment company and, for each fiscal year of its operations, Global Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and Global Fund intends to meet such requirements with respect to its current taxable year;

      H. Global Fund has no plan or intention (i) to dispose of any of the assets transferred by Global Emerging Growth Fund, other than in the ordinary course of business, or (ii) to redeem or reacquire any of the shares issued by it in the reorganization other than pursuant to valid requests of shareholders; and

      I. After consummation of the transactions contemplated by the Agreement, Global Fund intends to operate its business in a substantially unchanged manner.

 14. Each party hereby represents to the other that no broker or finder has been employed by it with respect to the Agreement or the transactions contemplated hereby. Each party also represents and warrants to the other that the information concerning it in the Proxy Statement and Prospectus will not as of its date contain any untrue statement of a material fact or omit to state a fact necessary to make the statements concerning it therein not misleading and that the financial statements concerning it will present the information shown fairly in accordance with generally accepted accounting principles applied on a basis consistent with the preceding year. Each party also represents and warrants to the other that the Agreement is valid, binding and enforceable in accordance with its terms and that the execution, delivery and performance of the Agreement will not result in any violation of, or be in conflict with, any provision of any charter, by-laws, contract, agreement, judgment, decree or order to which it is subject or to which it is a party. Global Fund hereby represents to and covenants with Global Emerging Growth Fund that, if the reorganization becomes effective, Global Fund will treat each shareholder of Global Emerging Growth Fund who received any of Global Fund's shares as a result of the reorganization as having made the minimum initial purchase of shares of Global Fund received by such shareholder for the purpose of making additional investments in shares of Global Fund, regardless of the value of the shares of Global Fund received.

 15. Global Fund agrees that it will prepare and file a Registration Statement on Form N-14 under the 1933 Act which shall contain a preliminary form of proxy statement and prospectus contemplated by Rule 145 under the 1933 Act. The final form of such proxy statement and prospectus is referred to in the Agreement as the "Proxy Statement and Prospectus." Each party agrees that it will use its best efforts to have such Registration Statement declared effective and to supply such information concerning itself for inclusion in the Proxy Statement and Prospectus as may be necessary or desirable in this connection. Oppenheimer Global Emerging Growth Fund covenants and agrees to deregister as an investment company under the Investment Company Act of 1940, as amended, as soon as practicable and, thereafter, to cause the cancellation of its outstanding shares.

 16. The obligations of the parties under the Agreement shall be subject to the right of either party to abandon and terminate the Agreement without liability if the other party breaches any material provision of the Agreement or if any material legal, administrative or other proceeding shall be instituted or threatened between the date of the Agreement and the Closing Date
(i) seeking to restrain or otherwise prohibit the transactions contemplated hereby and/or (ii) asserting a material liability of either party, which proceeding has not been terminated or the threat thereof removed prior to the Closing Date.

 17. The Agreement may be executed in several counterparts, each of which shall be deemed an original, but all taken together shall constitute one Agreement. The rights and obligations of each party pursuant to the Agreement shall not be assignable.

 18. All prior or contemporaneous agreements and representations are merged into the Agreement, which constitutes the entire contract between the parties hereto. No amendment or modification hereof shall be of any force and effect unless in writing and signed by the parties and no party shall be deemed to have waived any provision herein for its benefit unless it executes a written acknowledgement of such waiver.

 19. Global Emerging Growth Fund understands that the obligations of Global Fund under the Agreement are not binding upon any Trustee or shareholder of Global Fund personally, but bind only Global Fund and Global Fund's property. Global Emerging Growth Fund represents that it has notice of the provisions of the Declaration of Trust of Global Fund disclaiming shareholder and Trustee liability for acts or obligations of Global Fund.

 20. Global Fund understands that the obligations of Global Emerging Growth Fund under the Agreement are not binding upon any Trustee or shareholder of Global Emerging Growth Fund personally, but bind only Global Emerging Growth Fund and Global Emerging Growth Fund's property. Global Fund represents that it has notice of the provisions of the Declaration of Trust of Global Emerging Growth Fund disclaiming shareholder and Trustee liability for acts or obligations of Global Emerging Growth Fund.

 IN WITNESS WHEREOF, each of the parties has caused the Agreement to be executed and attested by its officers thereunto duly authorized on the date first set forth above.

                          OPPENHEIMER GLOBAL FUND


                               /s/ Andrew J. Donohue
                          By:  ----------------------
                               Andrew J. Donohue, Secretary







                          OPPENHEIMER GLOBAL EMERGING GROWTH
FUND



                          By: /s/ Andrew J. Donohue
                               ----------------------
                               Andrew J. Donohue, Secretary

                                            Exhibit B



Average Annual Total Returns
       for the Periods Ended 12/31/96


                     1-year    3-year         5-year        10-year
Global Fund Class A Shares(1)       10.76%         7.76%        8.89%        12.00%
Global Emerging Growth         12.55%    -4.76%      -7.92%            --
  Fund Class A Shares

Global Fund Class B Shares(2)       11.54%         8.12%         --              --
Global Emerging Growth         13.46%    --            --              --
  Fund Class B Shares

Global Fund Class C Shares(3)       15.48%         --            --              --
Global Emerging Growth         17.46%         --            --              --
  Fund Class C Shares



Total Returns include change in share price and reinvestment of dividends and capital gains distributions in a hypothetical investment for the periods shown. An explanation of the different performance calculations is in each fund's Prospectus.

(1) Class A returns include the current maximum initial sales charge of 5.75%. Global Fund's maximum sales charge rate for Class A shares was higher during a portion of some of the periods shown, so that actual results would have been lower. Oppenheimer Global Fund was not managed or offered as a global fund prior to 1984, but held substantial amounts of foreign securities.

(2) Class B returns include the applicable contingent deferred sales charge of 5% (1-year) and 3% (3-year). Class B shares are subject to an annual 0.75% asset-based sales charge.

(3) Class C returns include the 1% contingent deferred sales charge for the 1-year result. Class C shares are subject to an annual 0.75% asset-based sales charge.

Oppenheimer Global Emerging Growth Proxy for Shareholders Meeting
Fund - Class A Shares               To Be Held June 17, 1997

Your shareholder          Your prompt response can save your
vote is important!        Fund the expense of another mailing.

Please mark your proxy on the reverse side, date and sign it, and return it promptly in the accompanying envelope, which requires no postage if mailed in the United States.

Please detach at perforation before mailing.

                  OPPENHEIMER GLOBAL EMERGING GROWTH FUND

                  PROXY FOR SPECIAL SHAREHOLDERS MEETING
                         TO BE HELD JUNE 17, 1997

The undersigned shareholder of Oppenheimer Global Emerging Growth Fund (the "Fund"), does hereby appoint George C. Bowen, Robert Bishop and Scott Farrar, and each of them, as attorneys-in-fact and proxies of the undersigned, with full power of substitution, to attend the Special Meeting of the Fund to be held on June 17, 1997, at 6803 South Tucson Way, Englewood, Colorado 80112 at 10:00 A.M., Denver time, and at all adjournments thereof, and to vote the shares held in the name of the undersigned on the record date for said meeting on the Proposal specified on the reverse side. Said attorneys-in-fact shall vote in accordance with their best judgment as to any other matter.

PROXY SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES, WHO
RECOMMENDS A VOTE FOR THE PROPOSAL ON THE REVERSE SIDE.  THE
SHARES REPRESENTED HEREBY WILL BE VOTED AS INDICATED ON THE
REVERSE SIDE OR FOR IF NO CHOICE IS INDICATED.

Please mark your proxy, date and sign it on the reverse side and return it promptly in the accompanying envelope, which requires no postage if mailed in the United States.

The Proposal:

 To approve an Agreement and Plan of Reorganization between the Fund and Oppenheimer Global Fund ("Global Fund"), and the transactions contemplated thereby, including the transfer of substantially all the assets of the Fund, in exchange for Class A, Class B and Class C shares of Global Fund. The distribution of such shares to the Class A, Class B and Class C shareholders of the Fund in complete liquidation of the Fund, the de-registration of the Fund as an investment company under the Investment Company Act of 1940, as amended, and the cancellation of the outstanding shares of the Fund (the "Proposal").


             FOR____          AGAINST____          ABSTAIN____



      Dated:    ___________________________, 1997
                (Month)        (Day)
                ___________________________________
                     Signature(s)
                ___________________________________
                     Signature(s)

           Please read both sides of this ballot.

NOTE: PLEASE SIGN EXACTLY AS YOUR NAME(S) APPEAR HEREON. When signing as custodian, attorney, executor, administrator, trustee, etc., please give your full title as such. All joint owners should sign this proxy. If the account is registered in the name of a corporation, partnership or other entity, a duly authorized individual must sign on its behalf and give his or her title. PAGE

Oppenheimer Global Emerging Growth Proxy for Shareholders Meeting
Fund - Class B Shares               To Be Held June 17, 1997

Your shareholder          Your prompt response can save your
vote is important!        Fund the expense of another mailing.

Please mark your proxy on the reverse side, date and sign it, and return it promptly in the accompanying envelope, which requires no postage if mailed in the United States.

Please detach at perforation before mailing.

                  OPPENHEIMER GLOBAL EMERGING GROWTH FUND

                  PROXY FOR SPECIAL SHAREHOLDERS MEETING
                         TO BE HELD JUNE 17, 1997

The undersigned shareholder of Oppenheimer Global Emerging Growth Fund (the "Fund"), does hereby appoint George C. Bowen, Robert Bishop and Scott Farrar, and each of them, as attorneys-in-fact and proxies of the undersigned, with full power of substitution, to attend the Special Meeting of the Fund to be held on June 17, 1997, at 6803 South Tucson Way, Englewood, Colorado 80112 at 10:00 A.M., Denver time, and at all adjournments thereof, and to vote the shares held in the name of the undersigned on the record date for said meeting on the Proposal specified on the reverse side. Said attorneys-in-fact shall vote in accordance with their best judgment as to any other matter.

PROXY SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES, WHO
RECOMMENDS A VOTE FOR THE PROPOSAL ON THE REVERSE SIDE.  THE
SHARES REPRESENTED HEREBY WILL BE VOTED AS INDICATED ON THE
REVERSE SIDE OR FOR IF NO CHOICE IS INDICATED.

Please mark your proxy, date and sign it on the reverse side and return it promptly in the accompanying envelope, which requires no postage if mailed in the United States.

The Proposal:

 To approve an Agreement and Plan of Reorganization between the Fund and Oppenheimer Global Fund ("Global Fund"), and the transactions contemplated thereby, including the transfer of substantially all the assets of the Fund, in exchange for Class A, Class B and Class C shares of Global Fund. The distribution of such shares to the Class A, Class B and Class C shareholders of the Fund in complete liquidation of the Fund, the de-registration of the Fund as an investment company under the Investment Company Act of 1940, as amended, and the cancellation of the outstanding shares of the Fund (the "Proposal").


             FOR____          AGAINST____          ABSTAIN____



           Dated:    ___________________________, 1997
                     (Month)        (Day)
                     ___________________________________
                               Signature(s)
                     ___________________________________
                               Signature(s)

                Please read both sides of this ballot.

NOTE: PLEASE SIGN EXACTLY AS YOUR NAME(S) APPEAR HEREON. When signing as custodian, attorney, executor, administrator, trustee, etc., please give your full title as such. All joint owners should sign this proxy. If the account is registered in the name of a corporation, partnership or other entity, a duly authorized individual must sign on its behalf and give his or her title. PAGE

Oppenheimer Global Emerging Growth Proxy for Shareholders Meeting
Fund - Class C Shares               To Be Held June 17, 1997

Your shareholder          Your prompt response can save your
vote is important!        Fund the expense of another mailing.

Please mark your proxy on the reverse side, date and sign it, and return it promptly in the accompanying envelope, which requires no postage if mailed in the United States.

Please detach at perforation before mailing.

                  OPPENHEIMER GLOBAL EMERGING GROWTH FUND

                  PROXY FOR SPECIAL SHAREHOLDERS MEETING
                         TO BE HELD JUNE 17, 1997

The undersigned shareholder of Oppenheimer Global Emerging Growth Fund (the "Fund"), does hereby appoint George C. Bowen, Robert Bishop and Scott Farrar, and each of them, as attorneys-in-fact and proxies of the undersigned, with full power of substitution, to attend the Special Meeting of the Fund to be held on June 17, 1997, at 6803 South Tucson Way, Englewood, Colorado 80112 at 10:00 A.M., Denver time, and at all adjournments thereof, and to vote the shares held in the name of the undersigned on the record date for said meeting on the Proposal specified on the reverse side. Said attorneys-in-fact shall vote in accordance with their best judgment as to any other matter.

PROXY SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES, WHO
RECOMMENDS A VOTE FOR THE PROPOSAL ON THE REVERSE SIDE.  THE
SHARES REPRESENTED HEREBY WILL BE VOTED AS INDICATED ON THE
REVERSE SIDE OR FOR IF NO CHOICE IS INDICATED.

Please mark your proxy, date and sign it on the reverse side and return it promptly in the accompanying envelope, which requires no postage if mailed in the United States.

The Proposal:

 To approve an Agreement and Plan of Reorganization between the Fund and Oppenheimer Global Fund ("Global Fund"), and the transactions contemplated thereby, including the transfer of substantially all the assets of the Fund, in exchange for Class A, Class B and Class C shares of Global Fund. The distribution of such shares to the Class A, Class B and Class C shareholders of the Fund in complete liquidation of the Fund, the de-registration of the Fund as an investment company under the Investment Company Act of 1940, as amended, and the cancellation of the outstanding shares of the Fund (the "Proposal").


            FOR____          AGAINST____          ABSTAIN____



           Dated:    ___________________________, 1997
                     (Month)        (Day)
                     ___________________________________
                               Signature(s)
                     ___________________________________
                               Signature(s)

                Please read both sides of this ballot.

NOTE: PLEASE SIGN EXACTLY AS YOUR NAME(S) APPEAR HEREON. When signing as custodian, attorney, executor, administrator, trustee, etc., please give your full title as such. All joint owners should sign this proxy. If the account is registered in the name of a corporation, partnership or other entity, a duly authorized individual must sign on its behalf and give his or her title.

                          OPPENHEIMER GLOBAL FUND
                  Supplement dated January 7, 1997 to the
                     Prospectus dated January 7, 1997

The Prospectus is changed as follows:

 In addition to paying dealers the regular commission for (1) sales of Class A shares stated in the sales charge table in "Buying Class A Shares" on page 29, (2) sales of Class B shares described in the fifth paragraph in "Distribution and Service Plans for Class B and Class C Shares" on page 36, and (3) sales of Class C shares described in the sixth paragraph in "Distribution and Service Plans for Class B and Class C Shares" on page 36, the Distributor will pay additional commission to each broker, dealer and financial institution that has a sales agreement with the Distributor and agrees to accept that additional commission (these are referred to as "participating firms") for Class A, Class B and Class C shares of the Fund sold in "qualifying transactions" (the "promotion"). The additional commission will be 1.00% of the offering price of shares of the Fund sold by a registered representative or sales representative of a participating firm during the promotion. If the additional commission is paid on the sale of Class A shares of $500,000 or more or the sale of Class A shares to a SEP IRA with 100 or more eligible participants and those shares are redeemed within 13 months from the end of the month in which they were purchased, the participating firm will be required to return the additional commission.

 "Qualifying transactions" are aggregate sales of  $150,000
or more of Class A, Class B and/or Class C shares of any one or more of the Oppenheimer funds (except money market funds and municipal bond funds) for rollovers or trustee-to-trustee transfers from another retirement plan trustee, of IRA assets or other employee benefit plan assets from an account or investment other than an account or investment in the Oppenheimer funds to
(1) IRAs, rollover IRAs, SEP IRAs and SAR-SEP IRAs, using the OppenheimerFunds, Inc. prototype IRA agreement, if the rollover contribution is received during the period from January 1, 1997 through April 15, 1997 (the "promotion period"), or the acceptance of a direct rollover or trustee-to-trustee transfer is acknowledged by the trustee of the OppenheimerFunds prototype IRA during the promotion period, and (2) IRAs, rollover IRAs, SEP IRAs and SAR-SEP IRAs using the A.G. Edwards & Sons, Inc. prototype IRA agreement, if the rollover contribution or trustee-to-trustee payment is received during the promotion period. "Qualifying transactions" do not include (1) purchases of Class A shares intended but not yet made under a Letter of Intent, and
(2) purchases of Class A, Class B and/or Class C shares with the redemption proceeds from an existing Oppenheimer funds account.

January 7, 1997                PS0330.017

OPPENHEIMER GLOBAL FUND

Prospectus dated January 7, 1997

 Oppenheimer Global Fund is a mutual fund with the investment objective of capital appreciation. Current income is not an objective. The Fund invests primarily in common stocks of U.S. and foreign companies and normally invests a substantial portion of its assets in foreign stocks. The Fund emphasizes investments in "growth-type" companies, in industry sectors that the portfolio manager believes have appreciation possibilities. The Fund also uses "hedging" instruments to try to reduce the risks of market and currency fluctuations that affect the value of the securities the Fund holds.

 Some of the Fund's investment techniques may be considered speculative. Foreign investing involves special risks. These techniques may increase the risks of investing in the Fund and the Fund's operating costs. You should carefully review the risks associated with an investment in the Fund. Please refer to "Investment Policies and Strategies" for more information about the types of securities the Fund invests in and the risks of investing in the Fund.

 This Prospectus explains concisely what you should know before investing in the Fund. Please read this Prospectus carefully and keep it for future reference. You can find more detailed information about the Fund in the January 7, 1997 Statement of Additional Information. For a free copy, call OppenheimerFunds Services, the Fund's Transfer Agent, at 1-800-525-7048, or write to the Transfer Agent at the address on the back cover. The Statement of Additional Information has been filed with the Securities and Exchange Commission and is incorporated into this Prospectus by reference (which means that it is legally part of this Prospectus).

                                                    (logo) OppenheimerFunds

Shares of the Fund are not deposits or obligations of any bank, are not guaranteed by any bank, are not insured by the F.D.I.C.
or any other agency, and involve investment risks, including the possible loss of the principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contents


     ABOUT THE FUND

3    Expenses
5    A Brief Overview of the Fund
7    Financial Highlights
10   Investment Objective and Policies
17   How the Fund is Managed
19   Performance of the Fund

     ABOUT YOUR ACCOUNT

23   How to Buy Shares
     Class A Shares
     Class B Shares
     Class C Shares
35   Special Investor Services
     AccountLink
     Automatic Withdrawal and Exchange Plans
     Reinvestment Privilege
     Retirement Plans
37   How to Sell Shares
     By Mail
     By Telephone
39   How to Exchange Shares
40   Shareholder Account Rules and Policies
42   Dividends, Capital Gains and Taxes
45   Appendix A:  Special Sales Charge Arrangement for Certain
     Persons
ABOUT THE FUND

Expenses

The Fund pays a variety of expenses directly for management of its assets, administration, distribution of its shares and other services, and those expenses are subtracted from the Fund's assets to calculate the Fund's net asset value per share. All shareholders therefore pay those expenses indirectly. Shareholders pay other expenses directly, such as sales charges and account transaction charges. The following tables are provided to help you understand your direct expenses of investing in the Fund and your share of the Fund's business operating expenses that you will bear indirectly. The numbers below are based on the Fund's expenses during its fiscal year ended September 30, 1996.

        Shareholder Transaction Expenses are charges you pay when you buy or sell shares of the Fund. Please refer to "About Your
Account," from pages ____ through ____, for an explanation of how and when these charges apply.

                                   Class A   Class B        Class C
                                   -------   -------        -------
Maximum Sales Charge on Purchases       5.75%          None           None
  (as a % of offering price)
Maximum Deferred Sales Charge           None(1)   5% in the 1st  1% if redeemed
  (as a % of the lower of the original            year, declining     within 12
  offering price or redemption proceeds)               to 1% in the 6th    months of
                                             year and       purchase(2)
                                             eliminated
                                             thereafter(2)
Sales Charge on Reinvested Dividends    None      None           None
Exchange Fee                       None      None           None
Redemption Fee                     None(3)   None(3)        None(3)

___________________________

(1) If you invest $1 million or more ($500,000 or more for purchases by "Retirement Plans," as defined in "Class A Contingent Deferred Sales Charge" on page ___) in Class A shares, you may have to pay a sales charge of up to 1% if you sell your shares within 18 calendar months from the end of the calendar month during which you purchased those shares. See "How to Buy Shares - Buying Class A Shares," below.

(2) See "How to Buy Shares - Buying Class B Shares" and "How to
Buy Shares - Buying Class C Shares" below.

(3) There is a $10 transaction fee for redemptions paid by Federal Funds wire, but not for redemptions paid by ACH transfer through AccountLink.

        Annual Fund Operating Expenses are paid out of the Fund's assets and represent the Fund's expenses in operating its business. For example, the Fund pays management fees to its investment adviser, OppenheimerFunds, Inc. (which is referred to in this Prospectus as the "Manager"). The rates of the Manager's fees are set forth in "How the Fund is Managed," below. The Fund has other regular expenses for services, such as transfer agent fees, custodial fees paid to the bank that holds its portfolio securities, audit fees and legal expenses. Those expenses are detailed in the Fund's Financial Statements in the Statement of Additional Information.

                      Annual Fund Operating Expenses
                  (as a Percentage of Average Net Assets)

                                   Class A   Class B   Class C
                                   --------  -------   -------
Management Fees                     .71%      .71%      .71%
12b-1 Distribution Plan
   Fees                            .18%      1.00%     1.00%
Other Expenses                      .28%      .29%     .28%
Total Fund Operating Expenses      1.17%     2.00%     1.99%

     The numbers for Class A, Class B and Class C shares in the table above are based upon the Fund's business expenses in its fiscal year ended September 30, 1996. These amounts are shown as a percentage of the average net assets of each class of the Fund's shares for that year. The 12b-1 Distribution Plan Fees for Class A shares are service fees (the maximum fee is 0.25% of average net assets of that class). For Class B and Class C shares, the 12b-1 Distribution Plan Fees are service fees (the maximum fee is 0.25% of average net assets of that class) and the asset-based sales charge of 0.75%. These plans are described in greater detail in "How to Buy Shares."

     The actual expenses for each class of shares in future years may be more or less than the numbers in the table, depending on a number of factors, including changes in the actual value of the Fund's assets represented by each class of shares.

        Examples - To try to show the effect of these expenses on an investment over time, we have created the hypothetical examples shown below. Assume that you make a $1,000 investment in each class of shares of the Fund, that the Fund's annual return is 5%, and that its operating expenses for each class are the ones shown in the Annual Fund Operating Expenses table above. If you were to redeem your shares at the end of each period shown below, your investment would incur the following expenses by the end of 1, 3, 5 and 10 years:

                      1 year    3 years     5 years     10 years*
                      ------    -------     -------     --------
Class A Shares        $69       $93         $118        $191
Class B Shares        $70       $93         $128        $192
Class C Shares        $30       $62         $107        $232

 If you did not redeem your investment, it would incur the following expenses:

                      1 year    3 years     5 years     10 years*
                      ------    -------     -------     --------
Class A Shares        $69       $93         $118        $191
Class B Shares        $20       $63         $108        $192
Class C Shares        $20       $62         $107        $232

* In the first example, expenses include the Class A initial sales charge and the applicable Class B or Class C contingent deferred sales charge. In the second example, Class A expenses include the initial sales charge, but Class B and Class C expenses do not include contingent deferred sales charges. The Class B expenses in years 7 through 10 are based on the Class A expenses shown above, because the Fund automatically converts your Class B shares into Class A shares after 6 years. Because of the effect of the asset-based sales charge and contingent deferred sales charge imposed on Class B and Class C shares, long-term holders of Class B and Class C shares could pay the economic equivalent of more than the maximum front-end sales charge allowed under applicable regulations. For Class B shareholders, the automatic conversion of Class B shares to Class A shares is designed to minimize the likelihood that this will occur. Please refer to "How to Buy Shares - Buying Class B Shares" for more information.

 These examples show the effect of expenses on an investment, but are not meant to state or predict actual or expected costs or investment returns of the Fund, all of which may be more or less than those shown.

A Brief Overview of the Fund

 Some of the important facts about the Fund are summarized below, with references to the section of this Prospectus where more complete information can be found. You should carefully read the entire Prospectus before making a decision about investing in the Fund. Keep the Prospectus for reference after you invest, particularly for information about your account, such as how to sell or exchange shares.

    What Is The Fund's Investment Objective? The Fund's investment objective is to seek capital appreciation. Current income is not an objective.

    What Does the Fund Invest In? The Fund primarily invests in foreign and domestic common or convertible stocks of "growth type" companies considered to have appreciation possibilities. Investments in debt securities may be made in uncertain market conditions. The Fund may also use hedging instruments and some derivative investments to try to manage investment risks. These investments are more fully explained in "Investment Objective and Policies," starting on page ___.

    Who Manages the Fund? The Fund's investment adviser (the Manager) is OppenheimerFunds, Inc. Prior to January 5, 1996, the Manager was known as Oppenheimer Management Corporation. The Manager (including a subsidiary) manages investment company portfolios having over $55 billion in assets as of September 30, 1996. The Manager is paid an advisory fee by the Fund, based on its net assets. The Fund has a portfolio manager, William L. Wilby, who is employed by the Manager. He is primarily responsible for the selection of the Fund's securities. The Fund's Board of Trustees, elected by shareholders, oversees the investment adviser and the portfolio manager. Please refer to "How the Fund is Managed," starting on page ___ for more information about the Manager and its fees.

    How Risky is the Fund? All investments carry risks to some degree. It is important to remember that the Fund is designed for long-term investors. The Fund's investments in stocks and bonds are subject to changes in their value from a number of factors such as changes in general bond and stock market movements or the change in value of particular stocks because of an event affecting the issuer. The Fund's investments in foreign securities are subject to additional risks associated with investing abroad, such as the effect of currency rate changes on stock values. These changes affect the value of the Fund's investments and its price per share. In the Oppenheimer funds spectrum, the Fund is generally more volatile than the other stock funds, the income and growth funds, and the more conservative income funds. While the Manager tries to reduce risks by diversifying investments, by carefully researching securities before they are purchased for the portfolio, and in some cases by using hedging techniques, there is no guarantee of success in achieving the Fund's objective, and your shares may be worth more or less than their original cost when you redeem them. Please refer to "Investment Objective and Policies" starting on page ___ for a more complete discussion of the Fund's investment risks.

    How Can I Buy Shares? You can buy shares through your dealer or financial institution, or you can purchase shares directly through the Distributor by completing an Application or by using an Automatic Investment Plan under AccountLink. Please refer to "How to Buy Shares" on page ___ for more details.

    Will I Pay a Sales Charge to Buy Shares? The Fund offers the individual investor three classes of shares. Each class has the same investment portfolio but different expenses. Class A shares are offered with a front-end sales charge, starting at 5.75%, and reduced for larger purchases. Class B and Class C shares are offered without a front-end sales charge, but may be subject to a contingent deferred sales charge if redeemed within 6 years or 12 months, respectively, of purchase. There is also an annual asset-based sales charge on Class B and Class C shares. Please review "How To Buy Shares" starting on page ___ for more details, including a discussion about which class may be appropriate for you.

   How Can I Sell My Shares?  Shares can be redeemed by mail
or by telephone call to the Transfer Agent on any business day, or through your dealer. Please refer to "How to Sell Shares" on page ___. The Fund also offers exchange privileges to other Oppenheimer funds, described in "How To Exchange Shares" on page
__.

 How Has the Fund Performed? The Fund measures its performance by quoting its average annual total returns and cumulative total returns, which measure historical performance. Those returns can be compared to the returns (over similar periods) of other funds. Of course, other funds may have different objectives, investments, and levels of risk. The Fund's performance can also be compared to a broad stock market index, which we have done on page ___. Please remember that past performance does not guarantee future results.

Financial Highlights

 The table on the following pages presents selected financial information about the Fund, including per share data, expense ratios and other data based on the Fund's average net assets. This information has been audited by KPMG Peat Marwick LLP, the Fund's independent auditors, whose report on the Fund's financial statements for the fiscal year ended September 30, 1996, is included in the Statement of Additional Information.

Financial Highlights

                                        Class A                                          Class B

                                        -------------------------------------------
------------------------------------


                                        Year Ended September 30,                         Year Ended September
30,
                                        1996     1995      1994      1993      1992      1996      1995
1994    1993(2)
================================================================================================================
===============
PER SHARE OPERATING DATA:

Net asset value, beginning

of period                              $36.84   $37.69    $35.04    $30.03    $32.05     $36.16    $37.36
$34.99     $33.33
----------------------------------------------------------------------------------------------------------------
---------------
Income (loss) from investment operations:

Net investment income (loss)              .23      .31       .17       .26       .17      (.05)       .06
 .08        .03
Net realized and unrealized

gain (loss)                              4.22     2.59      6.10      4.99    (1.50)       4.13      2.49
5.83       1.63
Total income (loss) from                 ----     ----      ----      ----    -----        ----      ----
----       ----
investment operations                    4.45     2.90      6.27      5.25    (1.33)       4.08      2.55
5.91       1.66

----------------------------------------------------------------------------------------------------------------
---------------
Dividends and distributions to shareholders:

Dividends from net investment

income                                  (.24)       --     (.25)     (.12)     (.11)         --        --
(.18)         --
Distributions from net realized gain   (2.05)   (3.75)    (3.37)     (.12)     (.58)     (2.05)    (3.75)
(3.36)         --
Total dividends and distributions       ----     ----      ----      ----     -----       ----      ----
----        ----
to shareholders                        (2.29)   (3.75)    (3.62)     (.24)     (.69)     (2.05)    (3.75)
(3.54)         --
----------------------------------------------------------------------------------------------------------------
---------------
Net asset value, end of period         $39.00   $36.84    $37.69    $35.04    $30.03     $38.19    $36.16
$37.36     $34.99
                                       ======   ======    ======    ======    ======     ======    ======
======     ======
================================================================================================================
===============
TOTAL RETURN, AT NET ASSET VALUE(3)    12.98%    9.26%    19.19%    17.67%   (4.23)%     12.07%     8.34%
18.10%      3.64%

================================================================================================================
===============
RATIOS/SUPPLEMENTAL DATA:

Net assets, end of period

(in millions)                          $2,499   $2,186    $1,921    $1,389    $1,215       $541      $340
$187         $6
----------------------------------------------------------------------------------------------------------------
---------------
Average net assets (in millions)       $2,309   $1,979    $1,711    $1,213    $1,194       $438      $258      $
88         $3
----------------------------------------------------------------------------------------------------------------
---------------
Amount of debt outstanding at end

of period (in thousands)                  N/A      N/A       N/A       N/A   $60,000        N/A       N/A
N/A        N/A
----------------------------------------------------------------------------------------------------------------
---------------
Average amount of debt outstanding

throughout each period

(in thousands)                            N/A      N/A       N/A   $18,247   $60,000        N/A       N/A
N/A        N/A
----------------------------------------------------------------------------------------------------------------
---------------
Average number of shares outstanding

throughout each period

(in thousands)                            N/A      N/A       N/A    39,853    37,435        N/A       N/A
N/A        N/A
----------------------------------------------------------------------------------------------------------------
---------------
Average amount of debt per share

outstanding throughout each period        N/A      N/A       N/A     $0.46     $1.60        N/A       N/A
N/A        N/A
----------------------------------------------------------------------------------------------------------------
---------------
Ratios to average net assets:

Net investment income (loss)            0.62%    0.90%     0.38%     0.84%     0.55%    (0.17)%     0.09%
(0.30)%   1.52%(4)
Expenses                                1.17%    1.20%     1.15%     1.18%     1.36%      2.00%     2.03%
2.08%   2.40%(4)
----------------------------------------------------------------------------------------------------------------
---------------
Portfolio turnover rate(5)             102.9%    84.4%     78.3%     86.9%     18.0%     102.9%     84.4%
78.3%      86.9%
Average brokerage

commission rate(6)                   $0.0071       --        --        --        --    $0.0071        --
--         --


                                                  Class C
                                                  -------
                                                  Period
                                                  Ended
                                                  Sept. 30,
                                                  1996(1)
==========================================================
PER SHARE OPERATING DATA:
Net asset value, beginning
of period                                           $36.67
----------------------------------------------------------
Income (loss) from investment operations:
Net investment income (loss)                           .09
Net realized and unrealized
gain (loss)                                           4.13
Total income (loss) from                              ----
investment operations                                 4.22

----------------------------------------------------------
Dividends and distributions to shareholders:
Dividends from net investment
income                                                (.11)
Distributions from net realized gain                 (2.05)
Total dividends and distributions                   ------
to shareholders                                      (2.16)
----------------------------------------------------------
Net asset value, end of period                      $38.73
                                                    ======
==========================================================
TOTAL RETURN, AT NET ASSET VALUE(3)                 12.34%

==========================================================
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
(in millions)                                          $18
----------------------------------------------------------
Average net assets (in millions)                        $8
----------------------------------------------------------
Amount of debt outstanding at end
of period (in thousands)                               N/A
----------------------------------------------------------
Average amount of debt outstanding
throughout each period
(in thousands)                                         N/A
----------------------------------------------------------
Average number of shares outstanding
throughout each period
(in thousands)                                         N/A
----------------------------------------------------------
Average amount of debt per share
outstanding throughout each period                     N/A
----------------------------------------------------------
Ratios to average net assets:
Net investment income (loss)                          0.04%(4)
Expenses                                              1.99%(4)
----------------------------------------------------------
Portfolio turnover rate(5)                          102.9%
Average brokerage
commission rate(6)                                $0.0071


1. For the period from October 2, 1995 (inception of offering) to September 30, 1996.

2. For the period from August 17, 1993 (inception of offering) to September 30, 1993.

3. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period (or inception of offering), with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns. Total returns are not annualized for periods of less than one full year.

4. Annualized.

5. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation.Purchases and sales of investment securities (excluding short-term securities) for the period ended September 30, 1996 were $2,961,733,794 and $2,678,446,475,respectively.

6. Total brokerage commissions paid on applicable purchases and sales of portfolio securities for the period divided by the total number of related shares purchased and sold.

Investment Objective and Policies

Objective. The Fund invests its assets with the objective of capital appreciation.

Investment Policies and Strategies. The Fund seeks capital appreciation by emphasizing investments in common stocks or convertible securities of "growth-type" companies. These may include securities of U.S. companies or foreign companies, as discussed below. The Fund may invest in securities of smaller, less well-known companies as well as those of large, well-known companies (not generally included in the definition of "growth-type" companies). The Fund may hold warrants and rights. Current income is not a consideration in the selection of portfolio securities. A portion of the Fund's assets may be invested in securities for liquidity purposes.

 As a matter of fundamental policy, under normal market conditions (when the Manager believes that the securities markets are not in a volatile or unstable period), the Fund invests in securities of issuers traded in markets in at least three different countries (which may include the United States). The Manager expects that the Fund will normally invest a substantial portion of its assets in foreign securities (discussed in "Foreign Securities," below).

 The Fund's portfolio manager currently employs an investment strategy in selecting foreign and domestic securities that considers the effects of worldwide trends on the growth of various business sectors. These trends or "global themes" currently include telecommunications expansion, emerging consumer markets, infrastructure development, natural resource use and development, corporate restructuring, capital market development in foreign countries, health care expansion, and global integration. These trends, which may affect the growth of companies having businesses in these sectors or that are affected by their development, may suggest opportunities for investing the Fund's assets. The Manager does not invest a fixed or specific amount of the Fund's assets in any one sector, and these themes or this approach may change over time.

 The Fund may also seek to take advantage of changes in the business cycle by investing in companies that are sensitive to those changes as well as in "special situations" the Manager believes present opportunities for capital growth. For example, when a country's economy is expanding, companies in the financial services and consumer products industries may be in a position to benefit from changes in the business cycle and may present long-term growth opportunities.

 When investing the Fund's assets, the Manager considers many factors, including the global themes discussed above, general economic conditions abroad relative to the U.S. and the trends in foreign and domestic stock markets. The Fund may try to hedge against losses in the value of its portfolio of securities by using hedging strategies and derivative investments described below.

 When market conditions are unstable, the Fund may invest in debt securities, such as rated or unrated bonds and debentures, cash equivalents and preferred stocks. It is expected that short-term debt securities (which are securities maturing in one year or less from date of purchase) will be emphasized for defensive or liquidity purposes, since those securities usually may be disposed of quickly and their prices tend not to be as volatile as the prices of longer term debt securities. When circumstances warrant, securities may be sold without regard to the length of time held, although short-term trading may increase brokerage costs borne by the Fund.

    What are "Growth-Type" Companies? These tend to be newer companies that may be developing new products or services, or expanding into new markets for their products. While they may have what the Manager believes to be favorable prospects for the long-term, growth-type companies normally retain a large part of their earnings for research, development and investment in capital assets. Therefore, they tend not to emphasize the payment of dividends.

    Can the Fund's Investment Objective and Policies Change?
The Fund has an investment objective, which is described above, as well as investment policies it follows to try to achieve its objective. Additionally, the Fund uses certain investment techniques and strategies in carrying out those investment policies. The Fund's investment policies and techniques are not "fundamental" unless this Prospectus or the Statement of Additional Information says that a particular policy is "fundamental." The Fund's investment objective is a fundamental policy.

 Fundamental policies are those that cannot be changed without the approval of a "majority" of the Fund's outstanding voting shares. The term "majority" is defined in the Investment Company Act to be a particular percentage of outstanding voting shares (and this term is explained in the Statement of Additional Information). The Fund's Board of Trustees may change non-fundamental policies without shareholder approval, although significant changes will be described in amendments to this Prospectus.

    Stock Investment Risks. Because the Fund normally invests most, or a substantial portion, of its assets in stocks, the value of the Fund's portfolio will be affected by changes in the stock markets. At times, the stock markets can be volatile, and stock prices can change substantially. This market risk will affect the Fund's net asset values per share, which will fluctuate as the values of the Fund's portfolio securities change. Not all stock prices change uniformly or at the same time, not all stock markets move in the same direction at the same time, and other factors can affect a particular stock's prices (for example, poor earnings reports by an issuer, loss of major customers, major litigation against an issuer, or changes in government regulations affecting an industry). Not all of these factors can be predicted.

 As discussed below, the Fund attempts to limit market risks by diversifying its investments, that is, by not holding a substantial amount of stock of any one company and by not investing too great a percentage of the Fund's assets in any one company.

 Because of the types of securities the Fund invests in and the investment techniques the Fund uses, some of which may be speculative, the Fund is designed for investors who are investing for the long-term and who are willing to accept greater risks of loss of their investment in the hope of achieving capital appreciation. It is not intended for investors seeking assured income and preservation of capital. Investing for capital appreciation entails the risk of loss of all or part of your investment. Because changes in securities market prices can occur at any time, there is no assurance that the Fund will achieve its investment objective, and when you redeem your shares, they may be worth more or less than what you paid for them.

    Foreign Securities. The Fund will normally invest a substantial amount of its assets in foreign securities. Foreign securities are those that are traded primarily on a foreign securities exchange or in the foreign over-the-counter markets. The Fund can invest up to 100% of its assets in foreign securities. The Fund may purchase equity (and debt) securities issued or guaranteed by foreign companies or foreign governments or their agencies. The Fund may buy securities of companies or governments in any country, developed or underdeveloped.

 The Fund does not limit its investments in bonds and debentures to issues having specified credit ratings. The Fund may invest in debt securities rated below "investment grade" (investment grade securities are generally those in the four highest rating categories of Moody's Investors Service, Inc. or Standard & Poor's Corporation). Debt securities are subject to changes in value due to changes in prevailing interest rates.
The values of outstanding debt securities rise when prevailing interest rates decline, and decline when prevailing interest rates rise. The Manager does not currently intend to invest more than 5% of the Fund's assets in debt securities.

 The Fund will hold foreign currency only in connection with the purchase or sale of foreign securities. If the Fund's securities are held abroad, the countries in which they are held and the sub-custodians holding them must be approved by the Fund's Board of Trustees.

    Foreign securities have special risks. There are special risks in investing in foreign securities. Because the Fund may purchase securities denominated in foreign currencies or traded primarily in foreign markets, a change in the value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of those foreign securities. Foreign issuers are not required to use generally-accepted accounting principals that apply to U.S. issuers. If foreign securities are not registered for sale in the U.S. under U.S. securities laws, the issuer does not have to comply with disclosure requirements that U.S. companies are subject to. The value of foreign investments may be affected by other factors, including exchange control regulations, expropriation or nationalization of a company's assets, foreign taxes, delays in settlement of transactions, changes in governmental, economic or monetary policy in the U.S. or abroad, or other political and economic factors.

 In addition, it is generally more difficult to obtain court judgments outside the U.S. if the Fund were to sue a foreign issuer or broker. Additional costs may be incurred because foreign brokerage commissions are generally higher than U.S. rates, and there are additional custodial costs associated with holding securities abroad. More information about the risks and potential rewards of investing in foreign securities is contained in the Statement of Additional Information.

    Portfolio Turnover. A change in the securities held by the Fund is known as "portfolio turnover." The Fund ordinarily does not engage in short-term trading to try to achieve its objective. As a result, the Fund's portfolio turnover is not expected to be more than 100% each year. The "Financial Highlights," above, show the Fund's portfolio turnover rate during past fiscal years.

 Portfolio turnover affects brokerage costs, dealer markups and other transaction costs, and results in the Fund's realization of capital gains or losses for tax purposes. It may also affect the Fund's ability to qualify as a "regulated investment company" under the Internal Revenue Code for tax deductions for dividends and capital gains distributions the Fund pays to shareholders. The Fund qualified in its last fiscal year and intends to do so in the coming year, although it reserves the right not to qualify.

    Derivative Investments. In general, a "derivative investment" is a specially designed investment. Its performance is linked to the performance of another investment or security, such as an option, future, index, currency or commodity. The Fund can invest in a number of different kinds of "derivative investments." They are used in some cases for hedging purposes and in other cases to enhance total return. In the broadest sense, exchange-traded options and futures contracts (discussed in "Hedging," below) may be considered "derivative investments."

 There are special risks in investing in derivative investments. The company issuing the instrument may fail to pay the amount due on the maturity of the instrument. Also, the underlying investment or security on which the derivative is based might not perform the way the Manager expected it to perform. The performance of derivative investments may also be influenced by interest rate and stock market changes in the U.S. and abroad. All of this can mean that the Fund may realize less principal or income from the investment than expected. Certain derivative investments held by the Fund may trade in the over-the-counter market and may be illiquid. Please refer to "Illiquid and Restricted Securities" for an explanation.

    Repurchase Agreements. The Fund may enter into repurchase agreements. In a repurchase transaction, the Fund buys a security and simultaneously sells it to the vendor for delivery at a future date. They are used primarily for cash liquidity purposes.

 Repurchase agreements must be fully collateralized.
However, if the vendor fails to pay the resale price on the delivery date, the Fund may incur costs in disposing of the collateral and may experience losses if there is any delay in its ability to do so. The Fund will not enter into a repurchase agreement that causes more than 10% of its net assets to be subject to repurchase agreements having a maturity beyond seven days. There is no limit on the amount of the Fund's net assets that may be subject to repurchase agreements of seven days or less.

Other Investment Techniques and Strategies

 The Fund may also use the investment techniques and strategies described below. These techniques involve certain risks. The Statement of Additional Information contains more information about these practices, including limitations on their use that may help to reduce some of the risks.

    Loans of Portfolio Securities. The Fund has entered into a Securities Lending Agreement and Guaranty with The Bank of New York. Under that agreement portfolio securities of the Fund may be loaned to brokers, dealers and other financial institutions. The Securities Lending Agreement provides that loans must be adequately collateralized and may be made only in conformity with the Fund's Securities Lending Guidelines, adopted by the Fund's Board of Trustees. The value of the securities loaned may not exceed 25% of the value of the Fund's total assets. The Fund presently does not intend that the value of the securities loaned in the current fiscal year will exceed 5% of the value of the Fund's total assets.

 In lending its securities, the Fund has certain risks, such as a delay in receiving additional collateral, a delay in the return of the loaned securities or loss of rights in the collateral if the borrower fails financially. To try to reduce some of those risks, the Fund is the beneficiary of a guaranty provided by The Bank of New York. See "Loans of Portfolio Securities" in the Statement of Additional Information for further information.

    Borrowing for Leverage. The Fund may borrow up to 10% of the value of its net assets from banks on an unsecured basis to buy securities. That percentage limit is a fundamental policy. This is a speculative investment method known as "leverage."
This investing technique may subject the Fund to greater risks and costs than funds that do not borrow. These risks may include the possibility that the Fund's net asset value per share will fluctuate more than funds that don't borrow. Borrowing for leverage is subject to limits under the Investment Company Act, described in more detail in "Borrowing for Leverage" in the Statement of Additional Information.

    Warrants and Rights. Warrants basically are options to purchase stock at set prices that are valid for a limited period of time. Rights are similar to warrants but normally have a short duration and are distributed directly by the issuer to its shareholders. The Fund may invest up to 5% of its total assets in warrants or rights. That 5% limitation does not apply to warrants the Fund has acquired as part of units with other securities or that are attached to other securities. No more than 2% of the Fund's total assets may be invested in warrants that are not listed on either The New York Stock Exchange or The American Stock Exchange. These percentage limitations are fundamental policies. For further details, see "Warrants and Rights" in the Statement of Additional Information.

    Special Situations. The Fund may invest in securities of companies that are in "special situations" that the Manager believes may present opportunities for capital growth. A "special situation" may be an event such as a proposed merger, reorganization, or other unusual development that is expected to occur and which may result in an increase in the value of a company's securities, regardless of general business conditions or the movement of prices in the securities market as a whole. There is a risk that the price of the security may decline if the anticipated development fails to occur.

    Investing In Small, Unseasoned Companies. The Fund may invest in securities of small, unseasoned companies. These are companies that have been in operation less than three years, including the operations of any predecessors. Securities of these companies may have limited liquidity (which means that the Fund may have difficulty selling them at an acceptable price when it wants to) and the price of these securities may be volatile. See "Investing in Small, Unseasoned Companies" in the Statement of Additional Information for a further discussion of the risks involved in such investments.

    Illiquid and Restricted Securities. Under the policies and procedures established by the Fund's Board of Trustees, the Manager determines the liquidity of certain of the Fund's investments. Investments may be illiquid because of the absence of an active trading market, making it difficult to value them or dispose of them promptly at an acceptable price. A restricted security is one that has a contractual restriction on its resale or which cannot be sold publicly until it is registered under the Securities Act of 1933. The Fund will not invest more than 10% of its net assets in illiquid or restricted securities (the Board may increase that limit to 15%). The Fund's percentage limitation on these investments does not apply to certain restricted securities that are eligible for resale to qualified institutional purchasers. The Manager monitors holdings of illiquid securities on an ongoing basis and at times the Fund may be required to sell some holdings to maintain adequate liquidity. See "Restricted and Illiquid Securities" in the Statement of Additional Information for further details.

    Hedging. As described below, the Fund may purchase and sell certain kinds of futures contracts, put and call options, forward contracts, and options on futures and broadly-based stock indices. These are all referred to as "hedging instruments."
The Fund does not use hedging instruments for speculative purposes, and has limits on the use of them, described below.
The hedging instruments the Fund may use are described below and in greater detail in "Other Investment Techniques and Strategies" in the Statement of Additional Information.

 The Fund may buy and sell options, futures and forward contracts for a number of purposes. It may do so to try to manage its exposure to the possibility that the prices of its portfolio securities may decline, or to establish a position in the securities market as a temporary substitute for purchasing individual securities. Some of these strategies, such as selling futures, buying puts and writing covered calls, hedge the Fund's portfolio against price fluctuations.

 Other hedging strategies, such as buying futures and call options, tend to increase the Fund's exposure to the securities market. Forward contracts are used to try to manage foreign currency risks on the Fund's foreign investments. Foreign currency options are used to try to protect against declines in the dollar value of foreign securities the Fund owns, or to protect against an increase in the dollar cost of buying foreign securities. Writing covered call options may also provide income to the Fund for liquidity purposes.

    Futures. The Fund may buy and sell futures contracts that relate to (1) broadly-based stock indices (these are referred to as Stock Index Futures) or (2) foreign currencies (these are called Forward Contracts and are discussed below).

    Put and Call Options.  The Fund may buy and sell certain
kinds of put options (puts) and call options (calls).   A call or
put option may not be purchased if the value of all of the Fund's put and call options would exceed 5% of the Fund's total assets. Calls the Fund buys or sells must be listed on a domestic securities or commodities exchange, or quoted on the Automated Quotation System ("NASDAQ") of The Nasdaq Stock Market, Inc. In the case of puts and calls on foreign currency, they must be traded on a securities or commodities exchange, or be quoted by recognized dealers in those options.

 The Fund may buy calls only on securities, broadly-based stock indices, foreign currencies or Stock Index Futures, or to terminate its obligation on a call the Fund previously wrote.

 The Fund may write (that is, sell) call options. Each call the Fund writes must be "covered" while it is outstanding. That means the Fund owns the investment on which the call was written or the Fund owns and segregates liquid assets to satisfy its obligation if the call is exercised. The Fund may write calls on futures contracts it owns, but these calls must be covered by securities or any other liquid assets, including equity and debt securities of any grade, the Fund owns. When the Fund writes a call, it receives cash (called a premium). The call gives the buyer the ability to buy the investment on which the call was written from the Fund at the call price during the period in which the call may be exercised. If the value of the investment does not rise above the call price, it is likely that the call will lapse without being exercised, while the Fund keeps the cash premium (and the investment). After the Fund writes a call, not more than 25% of the Fund's total assets may be subject to calls.

 The Fund may purchase put options. Buying a put on an investment gives the Fund the right to sell the investment at a set price to a seller of a put on that investment. The Fund can buy only those puts that relate to securities that the Fund owns, broadly-based stock indices, foreign currencies or Stock Index Futures. The Fund can buy a put on a Stock Index Future whether or not the Fund owns the particular Stock Index Future in its portfolio.

 The Fund may write puts on securities, broadly-based stock indices, foreign currencies or Stock Index Futures in an amount up to 50% of its total assets but only if those puts are covered by segregated liquid assets. In writing puts, there is a risk that the Fund may be required to buy the underlying security at a disadvantageous price.

    Forward Contracts. Forward contracts are foreign currency exchange contracts. They are used to buy or sell foreign currency for future delivery at a fixed price. The Fund uses them to try to "lock in" the U.S. dollar price of a security denominated in a foreign currency that the Fund has bought or sold, or to protect against possible losses from changes in the relative values of the U.S. dollar and foreign currency. The Fund limits its net exposure under forward contracts in a particular foreign currency to the amount of its assets denominated in that currency or denominated in a closely-correlated currency.

      Hedging Instruments can be volatile investments and may involve special risks. The use of hedging instruments requires special skills and knowledge of investment techniques that are different from what is required for normal portfolio management. If the Manager uses a hedging instrument at the wrong time or judges market conditions incorrectly, hedging strategies may reduce the Fund's return. The Fund could also experience losses if the prices of its futures and options positions were not correlated with its other investments or if it could not close out a position because of an illiquid market for the future or option.

 Options trading involves the payment of premiums and has special tax effects on the Fund. There are also special risks in particular hedging strategies. If a covered call written by the Fund is exercised on a security that has increased in value, the Fund will be required to sell the security at the call price and will not be able to realize any profit if the security has increased in value above the call price. The use of forward contracts may reduce the gain that would otherwise result from a change in the relationship between the U.S. dollar and a foreign currency. These risks and the hedging strategies the Fund may use are described in greater detail in the Statement of Additional Information.

    Short Sales Against-the-Box. In a short sale, the seller does not own the security that is sold, but normally borrows the security to fulfill its delivery obligation. The seller later buys the security to repay the loan, in the expectation that the price of the security will be lower when the purchase is made, resulting in a gain. The Fund may not sell securities short except in collateralized transactions referred to as "short sales against-the-box," where the Fund owns an equivalent amount of the securities sold short. This technique is primarily used for tax purposes. As a fundamental policy, no more than 15% of the Fund's net assets will be held as collateral for such short sales at any one time.
Other Investment Restrictions

 The Fund has certain investment restrictions that are fundamental policies. Under these restrictions, the Fund cannot do any of the following:

    Buy securities issued or guaranteed by any one issuer (except the U.S. Government or any of its agencies or instrumentalities) if, with respect to 75% of its total assets, more than 5% of the Fund's total assets would be invested in securities of that issuer, or the Fund would then own more than 10% of that issuer's voting securities.

    Concentrate investments in any particular industry.
Therefore the Fund will not purchase the securities of companies in any one industry if, thereafter, more than 25% of the value of the Fund's assets would consist of securities of companies in that industry.

 Unless the Prospectus states that a percentage restriction applies on an ongoing basis, it applies only at the time the Fund makes an investment, and the Fund need not sell securities to meet the percentage limits if the value of the investment increases in proportion to the size of the Fund. Other investment restrictions are listed in "Investment Restrictions" in the Statement of Additional Information.

How the Fund is Managed

Organization and History. The Fund was originally incorporated in Maryland in 1969 and was reorganized in 1986 as a Massachusetts business trust. The Fund is an open-end, diversified management investment company, with an unlimited number of authorized shares of beneficial interest.

 The Fund is governed by a Board of Trustees, which is responsible for protecting the interests of shareholders under Massachusetts law. The Trustees periodically meet throughout the year to oversee the Fund's activities, review its performance, and review the actions of the Manager. "Trustees and Officers of the Fund" in the Statement of Additional Information names the Trustees and officers of the Fund and provides more information about them. Although the Fund will not normally hold annual meetings of its shareholders, it may hold shareholder meetings from time to time on important matters, and shareholders have the right to call a meeting to remove a Trustee or to take other action described in the Fund's Declaration of Trust.

 The Board of Trustees has the power, without shareholder approval, to divide unissued shares of the Fund into two or more classes. The Board has done so, and the Fund currently has three classes of shares, Class A, Class B and Class C. All classes invest in the same investment portfolio. Each class has its own dividends and distributions and pays certain expenses, which may be different for the different classes. Each class may have a different net asset value. Each share has one vote at shareholder meetings, with fractional shares voting proportionally. Only shares of a particular class vote as a class on matters that affect that class alone. Shares are freely transferrable.

The Manager and Its Affiliates. The Fund is managed by the Manager, OppenheimerFunds, Inc., which is responsible for selecting the Fund's investments and handles its day-to-day business. The Manager carries out its duties, subject to the policies established by the Board of Trustees, under an Investment Advisory Agreement which states the Manager's responsibilities. The Investment Advisory Agreement sets forth the fees paid by the Fund to the Manager and describes the expenses that the Fund is responsible to pay to conduct its business.

 The Manager has operated as an investment adviser since
1959. The Manager (including a subsidiary) currently manages investment companies, including other Oppenheimer funds, with assets of more than $55 billion as of September 30, 1996, and with more than 3 million shareholder accounts. The Manager is owned by Oppenheimer Acquisition Corp., a holding company that is owned in part by senior officers of the Manager and controlled by Massachusetts Mutual Life Insurance Company.

    Portfolio Manager. The Portfolio Manager of the Fund is William L. Wilby. He is a Senior Vice President of the Manager. He has been the person principally responsible for the day-to-day management of the Fund's portfolio since December, 1992. During the past five years, Mr. Wilby has also served as an officer and portfolio manager for other Oppenheimer funds, prior to which he was an international investment strategist at Brown Brothers, Harriman & Co. and a Managing Director and Portfolio Manager at AIG Global Investors.

    Fees and Expenses.  Under the Investment Advisory
Agreement the Fund pays the Manager the following annual fees, which decline on additional assets as the Fund grows: 0.80% of the first $250 million of average annual net assets, 0.77% of the next $250 million, 0.75% of the next $500 million, 0.69% of the next $1 billion, and 0.67% of average annual net assets in excess of $2 billion. The Manager has voluntarily agreed to reduce the management fee to which it is entitled under the Agreement to 0.65% on assets in excess of $3.5 billion. The Fund's management fee for its last fiscal year ended September 30, 1996, was .71% of average annual net assets for both its Class A and Class B shares and .71% of average annual net assets (annualized) for Class C shares. The Fund's shareholders have been asked to approve a proposed investment advisory agreement that would include the Manager's undertaking as part of its management fee rate. This Prospectus will not be supplemented if the proposed agreement is approved, because the fee paid by the Fund would not change.

 The Fund pays expenses related to its daily operations, such as custodian fees, Trustees' fees, transfer agency fees, legal fees and auditing costs. Those expenses are paid out of the Fund's assets and are not paid directly by shareholders.
However, those expenses reduce the net asset value of shares, and therefore are indirectly borne by shareholders through their investment. More information about the Investment Advisory Agreement and the other expenses paid by the Fund is contained in the Statement of Additional Information.

 There is also information about the Fund's brokerage policies and practices in "Brokerage Policies of the Fund" in the Statement of Additional Information. That section discusses how brokers and dealers are selected for the Fund's portfolio transactions. When deciding which brokers to use, the Manager is permitted by the Investment Advisory Agreement to consider whether brokers have sold shares of the Fund or any other funds for which the Manager serves as investment adviser.

    The Distributor. The Fund's shares are sold through dealers, brokers and other financial institutions that have a sales agreement with OppenheimerFunds Distributor, Inc., a subsidiary of the Manager that acts as the Fund's Distributor. The Distributor also distributes shares of the other Oppenheimer funds and is sub-distributor for funds managed by a subsidiary of the Manager.

    The Transfer Agent. The Fund's transfer agent is OppenheimerFunds Services, a division of the Manager, which acts as the shareholder servicing agent for the Fund on an "at-cost" basis. It also acts as the shareholder servicing agent for the other Oppenheimer funds. Shareholders should direct inquiries about their accounts to the Transfer Agent at the address and toll-free number shown below in this Prospectus and on the back cover.

Performance of the Fund

Explanation of Performance Terminology. The Fund uses the terms "total return" and "average annual total return" to illustrate its performance. The performance of each class of shares is shown separately, because the performance of each class will usually be different as a result of the different kinds of expenses each class bears. These returns measure the performance of a hypothetical account in the Fund over various periods, and do not show the performance of each shareholder's account (which will vary if dividends are received in cash, or shares are sold or purchased). The Fund's performance information may help you see how well your Fund has done over time and to compare it to other funds or market indices.

 It is important to understand that the Fund's total returns represent past performance and should not be considered to be predictions of future returns or performance. More detailed information about how total returns are calculated is contained in the Statement of Additional Information, which also contains information about other ways to measure and compare the Fund's performance. The Fund's investment performance will vary over time, depending on market conditions, the composition of the portfolio, expenses and which class of shares you purchase.

    Total Returns. There are different types of total returns used to measure the Fund's performance. Total return is the change in value of a hypothetical investment in the Fund over a given period, assuming that all dividends and capital gains distributions are reinvested in additional shares. The cumulative total return measures the change in value over the entire period (for example, ten years). An average annual total return shows the average rate of return for each year in a period that would produce the cumulative total return over the entire period. However, average annual total returns do not show the Fund's actual year-by-year performance.

 When total returns are quoted for Class A shares, normally they include the payment of the current maximum initial sales charge. When total returns are shown for Class B or Class C shares, normally the contingent deferred sales charge that applies to the period for which total return is shown has been deducted. However, total returns may also be quoted "at net asset value," without considering the effect of the sales charge, and those returns would be less if sales charges were deducted.

How Has the Fund Performed? Below is a discussion by the Manager of the Fund's performance during its last fiscal year ended September 30, 1996, followed by a graphical comparison of the Fund's performance to an appropriate broad-based market index.

    Management's Discussion of Performance.  During the
Fund's fiscal year ended September 30, 1996, the U.S. stock market outperformed the major foreign stock markets. The Manager utilized the following global theme areas in selecting stocks for the Fund's portfolio: telecommunications, emerging consumer markets, infrastructure, capital market development, healthcare, natural resources, corporate restructuring and efficiency enhancement. The Fund's performance benefited from appreciation of oil services companies, selected within the natural resources theme, as oil prices moved higher in 1996. In healthcare, the Manager used a sharp decline in the biotechnology sector to add to the Fund's biotechnology holdings, and also established holdings of several European banks.

    Comparing the Fund's Performance to the Market. The graphs below show the performance of a hypothetical $10,000 investment in Class A, Class B and Class C shares of the Fund held until September 30, 1996. In the case of Class A shares, performance is measured over a ten-year period. In the case of Class B shares, performance is measured over a one-year period, and since inception of the Class on August 17, 1993. In the case of Class C shares performance is measured from the inception of the Class on October 2, 1995.

 The Fund's performance is compared to the performance of the Morgan Stanley Capital International World Index, an unmanaged index of issuers listed on the stock exchanges of 20 foreign countries and the United States. It is widely recognized as a measure of global stock market performance. Index performance reflects the reinvestment of dividends but does not consider the effect of capital gains or transaction costs, and none of the data below shows the effect of taxes. Also, the Fund's performance reflects the deduction of the current maximum sales charge of 5.75% for Class A shares, the applicable contingent deferred sales charge on Class B shares, and reinvestment of all dividends and capital gains distributions, and the effect of Fund business and operating expenses. While index comparisons may be useful to provide a benchmark for the Fund's performance, it must be noted that the Fund's investments are not limited to the securities in the Morgan Stanley Capital International World Index. Moreover, the index performance data does not reflect any assessment of the risk of the investments included in the index.

                       Comparison of Change in Value
        of $10,000 Hypothetical Investments in: Class A and Class B
Shares of
                        Oppenheimer Global Fund And
             Morgan Stanley Capital International World Index


                                 (Graphs)

Oppenheimer Global Fund

Avg. Annual Total Returns           Avg. Annual Total Returns
of Class A Shares of the Fund at         of Class B Shares of the
9/30/96(1)                          Fund at 9/30/96(2)


A Shares   1 Year    5 Year    10 Year   B Shares       1 Year    Life of Class:

                6.49%          9.33%          12.26%         --        7.07%     13.05%

Cumulative Total Return
of Class C Shares of the
Fund at 9/30/96 (3)
------------------------------
C Shares        Life of Class:
---------       -------
           11.34%

_____________________
Total returns and the ending account value in the graph show change in share value and include reinvestment of all dividends and capital gains distributions.
(1) Class A returns are shown net of the applicable 5.75% maximum initial sales charge. The inception date of the Fund (Class A shares) was 12/22/69.
(2) Class B shares of the Fund were first publicly offered on 8/17/93. Returns are shown net of the applicable 5% and 3% contingent deferred sales charges, respectively, for the 1-year period and the Life-of-Class. The ending account value in the graph is net of the applicable 3% contingent deferred sales charge.
(3) Class C shares of the Fund were first publicly offered on 10/2/95. The Life-of-Class return is shown net of the applicable 1% contingent deferred sales charge.

Past performance is not predictive of future performance.

ABOUT YOUR ACCOUNT

How to Buy Shares

Classes of Shares. The Fund offers investors three different classes of shares. The different classes of shares represent investments in the same portfolio of securities but are subject to different expenses and will likely have different share prices.

    Class A Shares. If you buy Class A shares, you may pay an initial sales charge on investments up to $1 million (up to $500,000 for purchases by "Retirement Plans," as defined in "Class A Contingent Deferred Sales Charge" on page ____). If you purchase Class A shares as part of an investment of at least $1 million ($500,000 for Retirement Plans) in shares of one or more Oppenheimer funds, you will not pay an initial sales charge, but if you sell any of those shares within 18 months of buying them, you may pay a contingent deferred sales charge. The amount of that sales charge will vary depending on the amount you invested. Sales charge rates are described in "Buying Class A Shares" below.

    Class B Shares. If you buy Class B shares, you pay no sales charge at the time of purchase, but if you sell your shares within six years of buying them, you will normally pay a contingent deferred sales charge. That sales charge varies depending on how long you own your shares, as described in "Buying Class B Shares" below.

    Class C Shares. If you buy Class C shares, you pay no sales charge at the time of purchase, but if you sell your shares within 12 months of buying them, you will normally pay a contingent deferred sales charge of 1%, as described in "Buying
Class C Shares" below.

Which Class of Shares Should You Choose? Once you decide that the Fund is an appropriate investment for you, the decision as to which class of shares is better suited to your needs depends on a number of factors which you should discuss with your financial advisor. The Fund's operating costs that apply to a class of shares and the effect of the different types of sales charges on your investment will vary your investment results over time. The most important factors to consider are how much you plan to invest and how long you plan to hold your investment. If your goals and objectives change over time and you plan to purchase additional shares, you should re-evaluate those factors to see if you should consider another class of shares.

 In the following discussion, to help provide you and your financial advisor with a framework in which to choose a class, we have made some assumptions using a hypothetical investment in the Fund. We used the sales charge rates that apply to each class, considering the effect of the annual asset-based sales charge on Class B and Class C expenses (which, like all expenses, will affect your investment return). For the sake of comparison, we have assumed that there is a 10% rate of appreciation in the investment each year. Of course, the actual performance of your investment cannot be predicted and will vary, based on the Fund's actual investment returns and the operating expenses borne by each class of shares, and which class of shares you invest in. The factors discussed below are not intended to be investment advice or recommendations, because each investor's financial considerations are different. The discussion below of the factors to consider in purchasing a particular class of shares assumes that you will purchase only one class of shares and not a combination of shares of different classes.

   How Long Do You Expect to Hold Your Investment? While future financial needs cannot be predicted with certainty, knowing how long you expect to hold your investment will assist you in selecting the appropriate class of shares. Because of the effect of class-based expenses, your choice will also depend on how much you plan to invest. For example, the reduced sales charges available for larger purchases of Class A shares may, over time, offset the effect of paying an initial sales charge on your investment (which reduces the amount of your investment dollars used to buy shares for your account), compared to the effect over time of higher class-based expenses on Class B or Class C shares for which no initial sales charge is paid.

    Investing for the Short Term. If you have a short-term investment horizon (that is, you plan to hold your shares for not more than six years), you should probably consider purchasing Class A or Class C shares rather than Class B shares, because of the effect of the Class B contingent deferred sales charge if you redeem in less than 7 years, as well as the effect of the Class B asset-based sales charge on the investment return for that class in the short-term. Class C shares might be the appropriate choice (especially for investments of less than $100,000), because there is no initial sales charge on Class C shares, and the contingent deferred sales charge does not apply to amounts you sell after holding them one year.

 However, if you plan to invest more than $100,000 for the shorter term, then the more you invest and the more your investment horizon increases toward six years, Class C shares might not be as advantageous as Class A shares. That is because the annual asset-based sales charge on Class C shares will have a greater impact on your account over the longer term than the reduced front-end sales charge available for larger purchases of Class A shares. For example, Class A might be more advantageous than Class C (as well as Class B) for investments of more than $100,000 expected to be held for 5 or 6 years (or more). For investments over $250,000 expected to be held 4 to 6 years (or more), Class A shares may become more advantageous than Class C (and B). If investing $500,000 or more, Class A may be more advantageous as your investment horizon approaches 3 years or more.

 And for investors who invest $1 million or more, in most cases Class A shares will be the most advantageous choice, no matter how long you intend to hold your shares. For that reason, the Distributor normally will not accept purchase orders of $500,000 or more of Class B shares or $1 million or more of Class C shares from a single investor.

    Investing for the Longer Term. If you are investing for the longer term, for example, for retirement, and do not expect to need access to your money for seven years or more, Class B shares may be an appropriate consideration, if you plan to invest less than $100,000. If you plan to invest more than $100,000 over the long term, Class A shares will likely be more advantageous than Class B shares or C shares, as discussed above, because of the effect of the expected lower expenses for Class A shares and the reduced initial sales charges available for larger investments in Class A shares under the Fund's Right of Accumulation.

 Of course, these examples are based on approximations of the effect of current sales charges and expenses on a hypothetical investment over time, using the assumed annual performance return stated above, and therefore you should analyze your options carefully.

    Are There Differences in Account Features That Matter to
You? Because some account features may not be available to Class B or Class C shareholders, or other features (such as Automatic Withdrawal Plans) might not be advisable (because of the effect of the contingent deferred sales charge) in non-retirement accounts for Class B or Class C shareholders, you should carefully review how you plan to use your investment account before deciding which class of shares to buy. Share certificates are not available for Class B or Class C shares, and if you are considering using your shares as collateral for a loan, that may be a factor to consider.

    How Does It Affect Payments to My Broker? A salesperson, such as a broker, or any other person who is entitled to receive compensation for selling Fund shares may receive different compensation for selling one class of shares than for selling another class. It is important that investors understand that the purpose of the Class B and Class C contingent deferred sales charges and asset-based sales charges is the same as the purpose of the front-end sales charge on sales of Class A shares: that is, to compensate the Distributor for commissions it pays to dealers and financial institutions for selling shares.

How Much Must You Invest? You can open a Fund account with a minimum initial investment of $1,000 and make additional investments at any time with as little as $25. There are reduced minimum investments under special investment plans.

 With Asset Builder Plans, Automatic Exchange Plans,
403(b)(7) custodial plans and military allotment plans, you can make initial and subsequent investments of as little as $25.
Subsequent purchases of at least $25 can be made by telephone through AccountLink.

 Under pension, profit-sharing and 401(k) plans and Individual Retirement Accounts (IRAs), you can make an initial investment of as little as $250 (if your IRA is established under an Asset Builder Plan, the $25 minimum applies), and subsequent investments may be as little as $25.

 There is no minimum investment requirement if you are buying shares by reinvesting dividends from the Fund or other Oppenheimer funds (a list of them appears in the Statement of Additional Information, or you can ask your dealer or call the Transfer Agent), or by reinvesting distributions from unit investment trusts that have made arrangements with the Distributor.

    How Are Shares Purchased? You can buy shares several ways
-- through any dealer, broker or financial institution that has a sales agreement with the Distributor, directly through the Distributor, or automatically from your bank account through an Asset Builder Plan under the OppenheimerFunds AccountLink service. The Distributor may appoint certain servicing agents as the Distributor's agent to accept purchase (and redemption) orders. When you buy shares, be sure to specify Class A, Class B, or Class C shares. If you do not choose, your investment will be made in Class A shares.

    Buying Shares Through Your Dealer. Your dealer will place your order with the Distributor on your behalf.

    Buying Shares Through the Distributor. Complete an OppenheimerFunds New Account Application and return it with a check payable to "OppenheimerFunds Distributor, Inc." Mail it to P.O. Box 5270, Denver, Colorado 80217. If you don't list a dealer on the application, the Distributor will act as your agent in buying the shares. However, it is recommended that you discuss your investment first with a financial advisor, to be sure that it is appropriate for you.

    Buying Shares Through OppenheimerFunds AccountLink. You can use AccountLink to link your Fund account with an account at a U.S. bank or other financial institution that is an Automated Clearing House (ACH) member. You can then transmit funds electronically to purchase shares, to have the Transfer Agent send redemption proceeds, or to transmit dividends and distributions to your bank account.

 Shares are purchased for your account on AccountLink on the regular business day the Distributor is instructed by you to initiate the ACH transfer to buy shares. You can provide those instructions automatically, under an Asset Builder Plan, described below, or by telephone instructions using OppenheimerFunds PhoneLink, also described below. You should request AccountLink privileges on the application or dealer settlement instructions used to establish your account. Please refer to "AccountLink" below for more details.

    Asset Builder Plans. You may purchase shares of the Fund
(and up to four other Oppenheimer funds) automatically each month from your account at a bank or other financial institution under an Asset Builder Plan with AccountLink. Details are on the Application and in the Statement of Additional Information.

    At What Price Are Shares Sold? Shares are sold at the public offering price based on the net asset value (and any initial sales charge that applies) that is next determined after the Distributor receives the purchase order in Denver, Colorado. In most cases, to enable you to receive that day's offering price, the Distributor, or its designated agent, must receive your order by the time of day The New York Stock Exchange closes, which is normally 4:00 P.M., New York time, but may be earlier on some days (all references to time in this Prospectus mean "New York time"). The net asset value of each class of shares is determined as of that time on each day The New York Stock Exchange is open (which is a "regular business day").

 If you buy shares through a dealer, the dealer must receive your order by the close of The New York Stock Exchange, on a regular business day and transmit it to the Distributor so that it is received before the Distributor's close of business that day, which is normally 5:00 P.M. The Distributor may reject any purchase order for the Fund's shares, in its sole discretion.

Special Sales Charge Arrangements for Certain Persons. Appendix A to this Prospectus sets forth conditions for the waiver of, or exemption from, sales charges or the special sales charge rates that apply to purchases of shares of the Fund (including purchases by exchange) by a person who was a shareholder of one of the Former Quest for Value Funds (as defined in that Appendix).

Buying Class A Shares. Class A shares are sold at their offering price, which is normally net asset value plus an initial sales charge. However, in some cases, described below, purchases are not subject to an initial sales charge, and the offering price will be the net asset value. In some cases, reduced sales charges may be available, as described below. Out of the amount you invest, the Fund receives the net asset value to invest for your account. The sales charge varies depending on the amount of your purchase. A portion of the sales charge may be retained by the Distributor and allocated to your dealer as commission. The current sales charge rates and commissions paid to dealers and brokers are as follows:

                          Front-End        Front-End
                          Sales Charge     Sales Charge      Commission
                          as Percentage    as Percentage     as Percentage
Amount of                 of Offering      of Amount         of Offering
Purchase                  Price            Invested          Price
---------                 -------------    -------------     -------------
Less than $25,000         5.75%            6.10%             4.75%

$25,000 or more but
less than $50,000         5.50%            5.82%             4.75%

$50,000 or more but
less than $100,000        4.75%            4.99%             4.00%

$100,000 or more but
less than $250,000        3.75%            3.90%             3.00%

$250,000 or more but
less than $500,000        2.50%            2.56%             2.00%

$500,000 or more but
less than $1 million      2.00%            2.04%             1.60%

---------------------
The Distributor reserves the right to reallow the entire commission to dealers. If that occurs, the dealer may be considered an "underwriter" under Federal securities laws.

        Class A Contingent Deferred Sales Charge. There is no initial sales charge on purchases of Class A shares of any one or more of the Oppenheimer funds in the following cases:

        Purchases aggregating $1 million or more;

        Purchases by a retirement plan qualified under section
401(a) if the retirement plan has total plan assets of $500,000 or more;

        Purchases by an a retirement plan qualified under section 401(a) or 401(k) of the Internal Revenue Code, by a non-qualified deferred compensation plan (not including Section 457 plans), employee benefit plan, group retirement plan (see "How to Buy Shares - Retirement Plans" in the Statement of Additional Information for further details), an employee's 403(b)(7) custodial plan account, SEP IRA, SARSEP, or SIMPLE plan (all of these plans are collectively referred to as "Retirement Plans"); that: (1) buys shares costing $500,000 or more, or (2) has, at the time of purchase, 100 or more eligible participants, or (3) certifies that it projects to have annual plan purchases of $200,000 or more;

        Purchases by an OppenheimerFunds Rollover IRA if the purchases are made (1) through a broker, dealer, bank or registered investment adviser that has made special arrangements with the Distributor for these purchases, or (2) by a direct rollover of a distribution from a qualified retirement plan if the administrator of that plan has made special arrangements with the Distributor for those purchases.

     The Distributor pays dealers of record commissions on those purchases in an amount equal to (i) 1.0% for non-Retirement Plan accounts, and (ii) for Retirement Plan accounts, 1.0% of the first $2.5 million, plus 0.50% of the next $2.5 million, plus 0.25% of purchases over $5 million. That commission will be paid only on those purchases that were not previously subject to a front-end sales charge and dealer commission. No sales commission will be paid to the dealer, broker or financial institution on sales of Class A shares purchased with the redemption proceeds of shares of a mutual fund offered as an investment option under a special arrangement with the Distributor if the purchase occurs more than 30 days after the addition of the Oppenheimer funds as an investment option to the Retirement Plan.

     If you redeem any of those shares within 18 months of the end of the calendar month of their purchase, a contingent deferred sales charge (called the "Class A contingent deferred sales charge") may be deducted from the redemption proceeds. That sales charge may be equal to 1.0% of either (1) the aggregate net asset value of the redeemed shares (not including shares purchased by reinvestment of dividends or capital gain distributions) or (2) the original offering price (which is the original net asset value) of the redeemed shares. However, the Class A contingent deferred sales charge will not exceed the aggregate amount of the commissions the Distributor paid to your dealer on all Class A shares of all Oppenheimer funds you purchased subject to the Class A contingent deferred sales charge.

     In determining whether a contingent deferred sales charge is payable, the Fund will first redeem shares that are not subject to the sales charge, including shares purchased by reinvestment of dividends and capital gains, and then will redeem other shares in the order that you purchased them. The Class A contingent deferred sales charge is waived in certain cases described in "Waivers of Class A Sales Charges" below.
     No Class A contingent deferred sales charge is charged on exchanges of shares under the Fund's exchange privilege (described below). However, if the shares acquired by exchange are redeemed within 18 months of the end of the calendar month of the purchase of the exchanged shares, the sales charge will apply.

        Special Arrangements With Dealers. The Distributor may advance up to 13 months' commissions to dealers that have established special arrangements with the Distributor for Asset
Builder Plans for their clients.

Reduced Sales Charges for Class A Share Purchases. You may be eligible to buy Class A shares at reduced sales charge rates in one or more of the following ways:

        Right of Accumulation. To qualify for the lower sales charge rates that apply to larger purchases of Class A shares, you and your spouse can add together Class A and Class B shares you purchase for your individual accounts, or jointly, or for trust or custodial accounts on behalf of your children who are minors. A fiduciary can count all shares purchased for a trust, estate or other fiduciary account (including one or more employee benefit plans of the same employer) that has multiple accounts.

     Additionally, you can add together current purchases of Class A and Class B shares of the Fund and other Oppenheimer funds to reduce the sales charge rate that applies to current purchases of Class A shares. You can also include Class A and Class B shares of Oppenheimer funds you previously purchased subject to an initial or contingent deferred sales charge to reduce the sales charge rate for current purchases of Class A shares, provided that you still hold your investment in one of the Oppenheimer funds. The value of those shares will be based on the greater of the amount you paid for the shares or their current value (at offering price). The Oppenheimer funds are listed in "Reduced Sales Charges" in the Statement of Additional Information, or a list can be obtained from the Distributor. The reduced sales charge will apply only to current purchases and must be requested when you buy your shares.

        Letter of Intent. Under a Letter of Intent, if you purchase Class A shares or Class A and Class B shares of the Fund and other Oppenheimer funds during a 13-month period, you can reduce the sales charge rate that applies to your purchases of Class A shares. The total amount of your intended purchases of both Class A and Class B shares will determine the reduced sales charge rate for the Class A shares purchased during that period. This can include purchases made up to 90 days before the date of the Letter. More information is contained in the Application and in "Reduced Sales Charges" in the Statement of Additional Information.

        Waivers of Class A Sales Charges. The Class A sales charges are not imposed in the circumstances described below.
There is an explanation of this policy in "Reduced Sales Charges" in the Statement of Additional Information.

     Waivers of Initial and Contingent Deferred Sales Charges for
Certain Purchasers. Class A shares purchased by the following investors are not subject to any Class A sales charges:

        the Manager or its affiliates;

        present or former officers, directors, trustees and employees (and their "immediate families" as defined in "Reduced
Sales Charges" in the Statement of Additional Information) of the Fund, the Manager and its affiliates, and retirement plans established by them for their employees;

        registered management investment companies, or separate accounts of insurance companies having an agreement with the Manager or the Distributor for that purpose;

        dealers or brokers that have a sales agreement with the Distributor, if they purchase shares for their own accounts or for retirement plans for their employees;

        employees and registered representatives (and their spouses) of dealers or brokers described above or financial institutions that have entered into sales arrangements with such dealers or brokers (and are identified to the Distributor) or with the Distributor; the purchaser must certify to the Distributor at the time of purchase that the purchase is for the purchaser's own account (or for the benefit of such employee's spouse or minor children);

        dealers, brokers or registered investment advisers that have entered into an agreement with the Distributor providing specifically for the use of shares of the Fund in particular investment products made available to their clients (those clients may be charged a transaction fee by their dealer, broker, bank or adviser for the purchase or sale of Fund shares);

       (1) investment advisors and financial planners who charge an advisory, consulting or other fee for their services and buy shares for their own account or the account of their clients, (2) Retirement Plans and deferred compensation plans and trusts used to fund those Plans (including, for example, plans qualified or created under sections 401(a), 403(b) or 457 of the Internal Revenue Code), and "rabbi trusts" that buy shares for their own accounts, in each case if those purchases are made through a broker or agent or other financial intermediary that has made special arrangements with the Distributor for those purchases; and (3) clients of such investment advisors or financial planners who buy shares for their own accounts may also purchase shares without sales charge but only if their accounts are linked to a master account of their investment advisor or financial planner on the books and records of the broker, agent or financial intermediary with which the Distributor has made such special arrangements (each of these investors may be charged a fee by the broker, agent or financial intermediary for purchasing shares).

       directors, trustees, officers or full-time employees of OpCap Advisors or its affiliates, their relatives or any trust, pension, profit sharing or other benefit plan which beneficially owns shares for those persons;

       accounts for which Oppenheimer Capital is the investment adviser (the Distributor must be advised of this arrangement) and persons who are directors or trustees of the company or trust which is the beneficial owner of such accounts;

       any unit investment trust that has entered into an appropriate agreement with the Distributor;

        a TRAC-2000 401(k) plan (sponsored by the former Quest for Value Advisors) whose Class B or Class C shares of a Former Quest for Value Fund were exchanged for Class A shares of that Fund due to the termination of the Class B and C TRAC-2000 program on November 24, 1995; or

       qualified retirement plans that had agreed with the former Quest for Value Advisors to purchase shares of any of the Former Quest for Value Funds at net asset value, with such shares to be held through DCXchange, a sub-transfer agency mutual fund clearinghouse, provided that such arrangements are consummated and share purchases commence by December 31, 1996.

     Waivers of Initial and Contingent Deferred Sales Charges in
Certain Transactions. Class A shares issued or purchased in the following transactions are not subject to Class A sales charges:

        shares issued in plans of reorganization, such as mergers, asset acquisitions and exchange offers, to which the Fund is a party;

        shares purchased by the reinvestment of loan repayments by a participant in a retirement plan for which the Manager or its affiliates acts as sponsor;

        shares purchased by the reinvestment of dividends or other distributions reinvested from the Fund or other Oppenheimer funds (other than Oppenheimer Cash Reserves) or unit investment trusts for which reinvestment arrangements have been made with the Distributor;

        shares purchased and paid for with the proceeds of shares redeemed in the past 12 months from a mutual fund (other than a fund managed by the Manager or any of its subsidiaries) on which an initial sales charge or contingent deferred sales charge was paid (this waiver also applies to shares purchased by exchange of shares of Oppenheimer Money Market Fund, Inc. that were purchased and paid for in this manner); this waiver must be requested when the purchase order is placed for your shares of the Fund, and the Distributor may require evidence of your qualification for this waiver; or

       purchased with the proceeds of maturing principal of units of any Qualified Unit Investment Liquid Trust Series.

     Waivers of the Class A Contingent Deferred Sales Charge for Certain Redemptions . The Class A contingent deferred sales charge is also waived if shares that would otherwise be subject to the contingent deferred sales charge are redeemed in the following cases:

        to make Automatic Withdrawal Plan payments that are limited annually to no more than 12% of the original account value;

        involuntary redemptions of shares by operation of law or involuntary redemptions of small accounts (see "Shareholder
Account Rules and Policies," below);

        if, at the time a purchase order is placed for Class A shares that would otherwise be subject to the Class A contingent deferred sales charge, the dealer agrees in writing to accept the dealer's portion of the commission payable on the sale in installments of 1/18th of the commission per month (and no further commission will be payable if the shares are redeemed within 18 months of purchase); or

        for distributions from a TRAC-2000 401(k) plan sponsored by the Distributor due to the termination of the TRAC-2000 program.

        for distributions from Retirement Plans, deferred compensation plans or other employee benefit plans for any of the following purposes: (1) following the death or disability (as defined in the Internal Revenue Code) of the participant or beneficiary (the death or disability must occur after the participant's account was established); (2) to return excess contributions; (3) to return contributions made due to a mistake of fact; (4) hardship withdrawals, as defined in the plan; (5) under a Qualified Domestic Relations Order, as defined in the Internal Revenue Code; (6) to meet the minimum distribution requirements of the Internal Revenue Code; (7) to establish "substantially equal periodic payments" as described in Section 72(t) of the Internal Revenue Code; (8) for retirement distributions or loans to participants or beneficiaries; (9) separation from service; (10) participant-directed redemptions to purchase shares of a mutual fund (other than a fund managed by the Manager or its subsidiary) offered as an investment option in a Retirement Plan in which Oppenheimer funds are also offered as investment options under a special arrangement with the Distributor, or (11) plan termination or "in-service distributions", if the redemption proceeds are rolled over directly to an OppenheimerFunds IRA.

        Service Plan for Class A Shares. The Fund has adopted a Service Plan for Class A shares to reimburse the Distributor for a portion of its costs incurred in connection with the personal service and maintenance of shareholder accounts that hold Class A shares. Reimbursement is made quarterly at an annual rate that may not exceed 0.25% of the average annual net assets of Class A shares of the Fund. The Distributor uses all of those fees to compensate dealers, brokers, banks and other financial institutions quarterly for providing personal service and maintenance of accounts of their customers that hold Class A shares and to reimburse itself (if the Fund's Board of Trustees authorizes such reimbursements, which it has not yet done) for its other expenditures under the Plan.

     Services to be provided include, among others, answering customer inquiries about the Fund, assisting in establishing and maintaining accounts in the Fund, making the Fund's investment plans available and providing other services at the request of the Fund or the Distributor. Payments are made by the Distributor quarterly at an annual rate not to exceed 0.25% of the average annual net assets of Class A shares held in accounts of the service providers or their customers. The payments under the Plan increase the annual expenses of Class A shares. For more details, please refer to "Distribution and Service Plans" in the Statement of Additional Information.

Buying Class B Shares. Class B shares are sold at net asset value per share without an initial sales charge. However, if Class B shares are redeemed within 6 years of their purchase, a contingent deferred sales charge will be deducted from the redemption proceeds. That sales charge will not apply to shares purchased by the reinvestment of dividends or capital gains distributions. The contingent deferred sales charge will be based on the lesser of the net asset value of the redeemed shares at the time of redemption or the original offering price (which is the original net asset value). The contingent deferred sales charge is not imposed on the amount of your account value represented by an increase in net asset value over the initial purchase price. The Class B contingent deferred sales charge is paid to the Distributor to reimburse its expenses of providing distribution-related services to the Fund in connection with the sale of Class B shares.

     To determine whether the contingent deferred sales charge applies to a redemption, the Fund redeems shares in the following order: (1) shares acquired by reinvestment of dividends and capital gains distributions, (2) shares held for over 6 years, and (3) shares held the longest during the 6-year period. The contingent deferred sales charge is not imposed in the circumstances described in "Waivers of Class B and Class C Sales Charges," below.

     The amount of the contingent deferred sales charge will depend on the number of years since you invested and the dollar amount being redeemed, according to the following schedule:

                                   Contingent Deferred Sales
Charge
Years Since Beginning of Month      on Redemptions in that Year
In Which Purchase Order Was        (As % of Amount Subject to
Accepted                           Charge)

0 - 1                                   5.0%
1 - 2                                   4.0%
2 - 3                                   3.0%
3 - 4                                   3.0%
4 - 5                                   2.0%
5 - 6                                   1.0%
6 and following                         None

     In the table, a "year" is a 12-month period. All purchases are considered to have been made on the first regular business day of the month in which the purchase was made.

        Automatic Conversion of Class B Shares. 72 months after you purchase Class B shares, those shares will automatically convert to Class A shares. This conversion feature relieves Class B shareholders of the asset-based sales charge that applies to Class B shares under the Class B Distribution and Service Plan, described below. The conversion is based on the relative net asset value of the two classes, and no sales load or other charge is imposed. When Class B shares convert, any other Class B shares that were acquired by the reinvestment of dividends and distributions on the converted shares will also convert to Class A shares. The conversion feature is subject to the continued availability of a tax ruling described in "Alternative Sales Arrangements - Class A, Class B and Class C Shares" in the Statement of Additional Information.

Buying Class C Shares. Class C shares are sold at net asset value per share without an initial sales charge. However, if Class C shares are redeemed within 12 months of their purchase, a contingent deferred sales charge of 1.0% will be deducted from the redemption proceeds. That sales charge will not apply to shares purchased by the reinvestment of dividends or capital gains distributions. The contingent deferred sales charge will be based on the lesser of the net asset value of the redeemed shares at the time of redemption or the original offering price (which is the original net asset value). The contingent deferred sales charge is not imposed on the amount of your account value represented by the increase in net asset value over the initial purchase price. The Class C contingent deferred sales charge is paid to the Distributor to reimburse its expenses of providing distribution-related services to the Fund in connection with the sale of Class C shares.

     To determine whether the contingent deferred sales charge applies to a redemption, the Fund redeems shares in the following order: (1) shares acquired by reinvestment of dividends and capital gains distributions, (2) shares held for over 12 months, and (3) shares held the longest during the 12-month period.

Distribution and Service Plans for Class B and Class C Shares. The Fund has adopted Distribution and Service Plans for Class B and Class C shares to compensate the Distributor for its services and costs in distributing Class B and C shares and servicing accounts. Under the Plans, the Fund pays the Distributor an annual "asset-based sales charge" of 0.75% per year on Class B shares that are outstanding for 6 years or less and on Class C shares. The Distributor also receives a service fee of 0.25% per year under each Plan.

     Under each Plan, both fees are computed on the average of the net asset value of shares in the respective class, determined as of the close of each regular business day during the period. The asset-based sales charge and service fees increase Class B and Class C expenses by up to 1.00% of the net assets per year of the respective class.

     The Distributor uses the service fees to compensate dealers for providing personal services for accounts that hold Class B or C shares. Those services are similar to those provided under the Class A Service Plan, described above. The Distributor pays the 0.25% service fees to dealers in advance for the first year after Class B or Class C shares have been sold by the dealer and retains the service fee paid by the Fund in that year. After the shares have been held for a year, the Distributor pays the service fees to dealers on a quarterly basis.

     The asset-based sales charge allows investors to buy Class B or Class C shares without a front-end sales charge while allowing the Distributor to compensate dealers that sell those shares.
The Fund pays the asset-based sales charges to the Distributor for its services rendered in distributing Class B and Class C shares. The services rendered by the Distributor include paying and financing the payment of sales commissions, service fees and other costs of distributing and selling Class B and Class C shares.

     The Distributor currently pays sales commissions of 3.75% of the purchase price of Class B shares to dealers from its own resources at the time of sale. Including the advance of the service fee, the total amount paid by the Distributor to the dealer at the time of sale of Class B shares is therefore 4.00% of the purchase price. The Distributor retains the Class B asset-based sales charge.

     The Distributor currently pays sales commissions of 0.75% of the purchase price of Class C shares to dealers from its own resources at the time of sale. Including the advance of the service fee, the total amount paid by the Distributor to the dealer at the time of sale of Class C shares is therefore 1.00% of the purchase price. Those payments retained by the Distributor during the first year Class C shares are outstanding. The Distributor plans to pay the asset-based sales charge as an ongoing commission to the dealer on Class C shares that have been outstanding for a year or more.

     The Distributor's actual expenses in selling Class B and Class C shares may be more than the payments it receives from contingent deferred sales charges collected on redeemed shares and from the Fund under the Distribution and Service Plan for Class B and Class C shares. If either Plan is terminated by the Fund, the Board of Directors may allow the Fund to continue payments of the asset-based sales charge to the Distributor for distributing shares before the Plan was terminated. At September 30, 1996, the end of the Class B Plan year, the Distributor had incurred unreimbursed expenses under the Plan of $16,226,094 (equal to 3.00% of the Fund's net assets represented by Class B shares on that date), which have been carried over into the present Plan year. At September 30, 1996, the end of the Class C Plan year, the Distributor had incurred unreimbursed expenses under the Plan of $200,447 (equal to 1.15% of the Fund's net assets represented by Class C shares on that date), which have been carried over into the present Plan year.

     Payments under the Class C Plan are at a fixed rate that is not related to the Distributor's expenses. The Fund's Board of Trustees have proposed a new Class B Plan having the same fees as the current plan, under which payments would also be at a fixed rate that is not related to the Distributor's expenses. This Prospectus will not be supplemented if Class B shareholders approve the new Class B Plan.

Waivers of Class B and Class C Sales Charges. The Class B and Class C contingent deferred sales charges will not be applied to shares purchased in certain types of transactions nor will it apply to Class B and Class C shares redeemed in certain circumstances as described below. The reasons for this policy are in "Reduced Sales Charges" in the Statement of Additional Information.

     Waivers for Redemptions in Certain Cases. The Class B and Class C contingent deferred sales charges will be waived for redemptions of shares in the following cases, if the Transfer Agent is notified that these conditions apply to the redemption:
       distributions to participants or beneficiaries from Retirement Plans, if the distributions are made (a) under an Automatic Withdrawal Plan after the participant reaches age 59-1/2, as long as the payments are no more than 10% of the account value annually (measured from the date the Transfer Agent receives the request), or (b) following the death or disability (as defined in the Internal Revenue Code) of the participant or beneficiary (the death or disability must have occurred after the account was established);
       redemptions from accounts other than Retirement Plans following the death or disability of the last surviving shareholder including a trustee of a "grantor" trust or revocable living trust for which the trustee is also the sole beneficiary (the death or disability must have occurred after the account was established, and for disability you must provide evidence of a determination of disability by the Social Security Administration);
       returns of excess contributions to Retirement Plans; distributions from retirement plans to make "substantially equal periodic payments" as permitted in Section 72(t) of the Internal Revenue Code that do not exceed 10% of the account value annually, measured from the date the transfer agent receives the request;
       shares redeemed involuntarily, as described in "Shareholder Account Rules and Policies," below; or
       distributions from OppenheimerFunds prototype 401(k) plans
(1) for hardship withdrawals; (2) under a Qualified Domestic Relations Order, as defined in the Internal Revenue Code; (3) to meet minimum distribution requirements as defined in the Internal Revenue Code; (4) to make "substantially equal periodic payments" as described in Section 72(t) of the Internal Revenue Code; or
(5) for separation from service.

     Waivers for Shares Sold or Issued in Certain Transactions. The contingent deferred sales charge is also waived on Class B and Class C shares sold or issued in the following cases:
          shares sold to the Manager or its affiliates;
          shares sold to registered management investment companies or separate accounts of insurance companies having an agreement with the Manager or the Distributor for that purpose; and
          shares issued in plans of reorganization to which the Fund is a party.

Special Investor Services

AccountLink. OppenheimerFunds AccountLink links your Fund account to your account at your bank or other financial institution to enable you to send money electronically between those accounts to perform a number of types of account transactions. These include purchases of shares by telephone (either through a service representative or by PhoneLink, described below), automatic investments under Asset Builder Plans, and sending dividends and distributions or Automatic Withdrawal Plan payments directly to your bank account. Please refer to the Application for details or call the Transfer Agent for more information.

     AccountLink privileges should be requested on the Application you use to buy shares, or on your dealer's settlement instructions if you buy your shares through your dealer. After your account is established, you can request AccountLink privileges by sending signature-guaranteed instructions to the Transfer Agent. AccountLink privileges will apply to each shareholder listed in the registration on your account as well as to your dealer representative of record unless and until the Transfer Agent receives written instructions terminating or changing those privileges. After you establish AccountLink for your account, any change of bank account information must be made by signature-guaranteed instructions to the Transfer Agent signed by all shareholders who own the account.

        Using AccountLink to Buy Shares. Purchases may be made by telephone only after your account has been established. To purchase shares in amounts up to $250,000 through a telephone representative, call the Distributor at 1-800-852-8457. The purchase payment will be debited from your bank account.

        PhoneLink. PhoneLink is the OppenheimerFunds automated telephone system that enables shareholders to perform a number of account transactions automatically using a touch-tone phone. PhoneLink may be used on already-established Fund accounts after you obtain a Personal Identification Number (PIN), by calling the special PhoneLink number: 1-800-533-3310.

        Purchasing Shares. You may purchase shares in amounts up to $100,000 by phone, by calling 1-800-533-3310. You must have established AccountLink privileges to link your bank account with the Fund, to pay for these purchases.

        Exchanging Shares. With the OppenheimerFunds Exchange Privilege, described below, you can exchange shares automatically by phone from your Fund account to another Oppenheimer funds account you have already established by calling the special PhoneLink number. Please refer to "How to Exchange Shares," below, for details.

        Selling Shares. You can redeem shares by telephone automatically by calling the PhoneLink number and the Fund will send the proceeds directly to your AccountLink bank account. Please refer to "How to Sell Shares," below, for details.

Automatic Withdrawal and Exchange Plans. The Fund has several plans that enable you to sell shares automatically or exchange them to another OppenheimerFunds account on a regular basis:

        Automatic Withdrawal Plans. If your Fund account is worth $5,000 or more, you can establish an Automatic Withdrawal Plan to receive payments of at least $50 on a monthly, quarterly, semi-annual or annual basis. The checks may be sent to you or sent automatically to your bank account on AccountLink. You may even set up certain types of withdrawals of up to $1,500 per month by telephone. You should consult the Application and Statement of Additional Information for more details.

        Automatic Exchange Plans. You can authorize the Transfer
Agent to exchange automatically an amount you establish in advance for shares of up to five other Oppenheimer funds on a monthly, quarterly, semi-annual or annual basis under an Automatic Exchange Plan. The minimum purchase for each Oppenheimer funds account is $25. These exchanges are subject to the terms of the Exchange Privilege, described below.

Reinvestment Privilege. If you redeem some or all of your Class A or Class B shares of the Fund, you have up to 6 months to reinvest all or part of the redemption proceeds in Class A shares of the Fund or other Oppenheimer funds without paying a sales charge. This privilege applies to Class A shares that you purchased subject to an initial sales charge and to Class A or Class B shares on which you paid a contingent deferred sales charge when you redeemed them. This privilege does not apply to Class C shares. You must be sure to ask the Distributor for this privilege when you send your payment. Please consult the Statement of Additional Information for more details.

Retirement Plans. Fund shares are available as an investment for your retirement plans. If you participate in a plan sponsored by your employer, the plan trustee or administrator must make the purchase of shares for your retirement plan account. The Distributor offers a number of different retirement plans that can be used by individuals and employers:

        Individual Retirement Accounts including rollover IRAs, for individuals and their spouses

        403(b)(7) Custodial Plans for employees of eligible tax-exempt organizations, such as schools, hospitals and charitable organizations

        SEP-IRAs (Simplified Employee Pension Plans) for small business owners or people with income from self-employment, including SAR/SEP-IRAs

        Pension and Profit-Sharing Plans for self-employed persons and other employers

        401(k) Prototype Retirement Plans for businesses

     Please call the Distributor for the OppenheimerFunds plan documents, which contain important information and applications.


How to Sell Shares

     You can arrange to take money out of your account by selling (redeeming) some or all of your shares on any regular business day. Your shares will be sold at the next net asset value calculated after your order is received and accepted by the Transfer Agent. The Fund offers you a number of ways to sell your shares: in writing or by telephone. You can also set up Automatic Withdrawal Plans to redeem shares on a regular basis, as described above. If you have questions about any of these procedures, and especially if you are redeeming shares in a special situation, such as due to the death of the owner, or from a retirement plan, please call the Transfer Agent first, at 1-800-525-7048, for assistance.

        Retirement Accounts. To sell shares in an OppenheimerFunds retirement account in your name, call the Transfer Agent for a distribution request form. There are special income tax withholding requirements for distributions from retirement plans and you must submit a withholding form with your request to avoid delay. If your retirement plan account is held for you by your employer, you must arrange for the distribution request to be sent by the plan administrator or trustee. There are additional details in the Statement of Additional Information.

        Certain Requests Require a Signature Guarantee. To protect you and the Fund from fraud, certain redemption requests must be in writing and must include a signature guarantee in the following situations (there may be other situations also requiring a signature guarantee):

          You wish to redeem more than $50,000 worth of shares and receive a check
          The redemption check is not payable to all shareholders listed on the account statement
          The redemption check is not sent to the address of record on your account statement
          Shares are being transferred to a Fund account with a different owner or name
          Shares are redeemed by someone other than the owners (such as an Executor)

        Where Can I Have My Signature Guaranteed? The Transfer Agent will accept a guarantee of your signature by a number of financial institutions, including: a U.S. bank, trust company, credit union or savings association, or by a foreign bank that has a U.S. correspondent bank, or by a U.S. registered dealer or broker in securities, municipal securities or government securities, or by a U.S. national securities exchange, a registered securities association or a clearing agency. If you are signing on behalf of a corporation, partnership or other business, or as a fiduciary, you must also include your title in the signature.

Selling Shares by Mail. Write a "letter of instructions" that includes:

       Your name
       The Fund's name
       Your Fund account number (from your account statement) The dollar amount or number of shares to be redeemed Any special payment instructions
       Any share certificates for the shares you are selling, The signatures of all registered owners exactly as the
account is        registered, and
       Any special requirements or documents requested by the Transfer Agent to assure proper authorization of the person asking to sell shares.

Use the following address for requests by mail:
   OppenheimerFunds Services
   P.O. Box 5270, Denver, Colorado 80217

Send courier or Express Mail requests to:
   OppenheimerFunds Services
   10200 E. Girard Avenue, Building D
   Denver, Colorado 80231

Selling Shares by Telephone. You and your dealer representative of record may also sell your shares by telephone. To receive the redemption price on a regular business day, your call must be received by the Transfer Agent by the close of The New York Stock Exchange that day, which is normally 4:00 P.M., but may be earlier on some days. You may not redeem shares held in an OppenheimerFunds retirement plan or under a share certificate by telephone.

       To redeem shares through a service representative, call 1-
800-852-8457
       To redeem shares automatically on PhoneLink, call 1-800-
533-3310

     Whichever method you use, you may have a check sent to the address on the account statement, or, if you have linked your Fund account to your bank account on AccountLink, you may have the proceeds sent to that bank account.

        Telephone Redemptions Paid by Check. Up to $50,000 may be redeemed by telephone, once in any 7-day period. The check must be payable to all owners of record of the shares and must be sent to the address on the account statement. This service is not available within 30 days of changing the address on an account.

        Telephone Redemptions Through AccountLink or By Wire. There are no dollar limits on telephone redemption proceeds sent to a bank account designated when you establish AccountLink. Normally the ACH transfer to your bank is initiated on the business day after the redemption. You do not receive dividends on the proceeds of the shares you redeemed while they are waiting to be transferred.

     Shareholders may also have the Transfer Agent send redemption proceeds of $2,500 or more by Federal Funds wire to a designated commercial bank account. The bank must be a member of the Federal Reserve wire system. There is a $10 fee for each Federal Funds wire. To place a wire redemption request, call the Transfer Agent at 1-800-852-8457. The wire will normally be transmitted on the next bank business day after the shares are redeemed. There is a possibility that the wire may be delayed up to seven days to enable the Fund to sell securities to pay the redemption proceeds. No dividends are accrued or paid on the proceeds of shares that have been redeemed and are awaiting transmittal by wire. To establish wire redemption privileges on an account that is already established, please contact the Transfer Agent for instructions.

Selling Shares Through Your Dealer. The Distributor has made arrangements to repurchase Fund shares from dealers and brokers on behalf of their customers. Brokers or dealers may charge for that service. Please call your dealer for more information about this procedure. Please refer to "Special Arrangements for Repurchase of Shares from Dealers and Brokers" in the Statement of Additional Information for more details.

How to Exchange Shares

     Shares of the Fund may be exchanged for shares of certain
Oppenheimer funds at net asset value per share at the time of exchange, without sales charge. To exchange shares, you must meet several conditions:

          Shares of the fund selected for exchange must be available for sale in your state of residence
          The prospectuses of this Fund and the fund whose shares you want to buy must offer the exchange privilege
          You must hold the shares you buy when you establish your account for at least 7 days before you can exchange them; after the account is open 7 days, you can exchange shares every regular business day
          You must meet the minimum purchase requirements for the fund you purchase by exchange
          Before exchanging into a fund, you should obtain and read its prospectus

     Shares of a particular class of the Fund may be exchanged only for shares of the same class in the other Oppenheimer funds. For example, you can exchange Class A shares of this Fund only for Class A shares of another fund. At present, Oppenheimer Money Market Fund, Inc. offers only one class of shares which are considered "Class A" shares for this purpose. In some cases, sales charges may be imposed on exchange transactions. Please refer to "How to Exchange Shares" in the Statement of Additional Information for more details.

     Exchanges may be requested in writing or by telephone:

        Written Exchange Requests. Submit an OppenheimerFunds
Exchange Request form, signed by all owners of the account. Send it to the Transfer Agent at the addresses listed in "How to Sell
Shares."

        Telephone Exchange Requests. Telephone exchange requests may be made either by calling a service representative at 1-800-852-8457 or by using PhoneLink for automated exchanges, by calling 1-800-533-3310. Telephone exchanges may be made only between accounts that are registered with the same name(s) and address. Shares held under certificates may not be exchanged by telephone.

     You can find a list of Oppenheimer funds currently available for exchanges in the Statement of Additional Information or obtain one by calling a service representative at 1-800-525-7048.
That list can change from time to time.

     There are certain exchange policies you should be aware of:

        Shares are normally redeemed from one fund and purchased from the other fund in the exchange transaction on the same regular business day on which the Transfer Agent receives an exchange request that is in proper form by the close of The New York Stock Exchange that day, which is normally 4:00 P.M., but may be earlier on some days. However, either fund may delay the purchase of shares of the fund you are exchanging into up to seven days if it determines it would be disadvantaged by a same-day transfer of the proceeds to buy shares. For example, the receipt of multiple exchange requests from a dealer in a "market-timing" strategy might require the sale of portfolio securities at a time or price disadvantageous to the Fund.

        Because excessive trading can hurt fund performance and harm shareholders, the Fund reserves the right to refuse any exchange request that will disadvantage it, or to refuse multiple exchange requests submitted by a shareholder or dealer.

        The Fund may amend, suspend or terminate the exchange privilege at any time. Although the Fund will attempt to provide you notice whenever it is reasonably able to do so, it may impose these changes at any time.

        For tax purposes, exchanges of shares involve a redemption of the shares of the fund you own and a purchase of shares of the other fund, which may result in a capital gain or loss. For more information about taxes affecting exchanges, please refer to "How to Exchange Shares" in the Statement of Additional Information.

        If the Transfer Agent cannot exchange all the shares you request because of a restriction cited above, only the shares eligible for exchange will be exchanged.

     The Distributor has entered into agreements with certain dealers and investment advisers permitting them to exchange their clients' shares by telephone. These privileges are limited under those agreements and the Distributor has the right to reject or suspend those privileges. As a result, those exchanges may be subject to notice requirements, delays and other limitations that do not apply to shareholders who exchange their shares directly by calling or writing to the Transfer Agent.

Shareholder Account Rules and Policies

        Net Asset Value Per Share is determined for each class of shares as of the close of The New York Stock Exchange on each day the Exchange is open by dividing the value of the Fund's net assets attributable to a class by the number of shares of that class that are outstanding. The Fund's Board of Trustees has established procedures to value the Fund's securities to determine net asset value. In general, securities values are based on market value. There are special procedures for valuing illiquid and restricted securities and obligations for which market values cannot be readily obtained. These procedures are described more completely in the Statement of Additional Information.

        The offering of shares may be suspended during any period in which the determination of net asset value is suspended, and the offering may be suspended by the Board of Trustees at any time the Board believes it is in the Fund's best interest to do so.

        Telephone Transaction Privileges for purchases, redemptions or exchanges may be modified, suspended or terminated by the Fund at any time. If an account has more than one owner, the Fund and the Transfer Agent may rely on the instructions of any one owner. Telephone privileges apply to each owner of the account and the dealer representative of record for the account unless and until the Transfer Agent receives cancellation instructions from an owner of the account.

        The Transfer Agent will record any telephone calls to verify data concerning transactions and has adopted other procedures to confirm that telephone instructions are genuine, by requiring callers to provide tax identification numbers and other account data or by using PINs, and by confirming such transactions in writing. If the Transfer Agent does not use reasonable procedures it may be liable for losses due to unauthorized transactions, but otherwise neither the Transfer Agent nor the Fund will be liable for losses or expenses arising out of telephone instructions reasonably believed to be genuine. If you are unable to reach the Transfer Agent during periods of unusual market activity, you may not be able to complete a telephone transaction and should consider placing your order by mail.

        Redemption or transfer requests will not be honored until the Transfer Agent receives all required documents in proper form. From time to time, the Transfer Agent in its discretion may waive certain of the requirements for redemptions stated in this Prospectus.

        Dealers that can perform account transactions for their clients by participating in NETWORKING through the National Securities Clearing Corporation are responsible for obtaining their clients' permission to perform those transactions and are responsible to their clients who are shareholders of the Fund if the dealer performs any transaction erroneously or improperly.

        The redemption price for shares will vary from day to day because the values of the securities in the Fund's portfolio fluctuate, and the redemption price, which is the net asset value per share, will normally be different for Class A, Class B and Class C shares. Therefore, the redemption value of your shares may be more or less than their original cost.

        Payment for redeemed shares is made ordinarily in cash and forwarded by check or through AccountLink (as elected by the shareholder under the redemption procedures described above) within 7 days after the Transfer Agent receives redemption instructions in proper form, except under unusual circumstances determined by the Securities and Exchange Commission delaying or suspending such payments. For accounts registered in the name of a broker/dealer, payment will be forwarded within 3 business days. The Transfer Agent may delay forwarding a check or processing a payment via AccountLink for recently purchased shares, but only until the purchase payment has cleared. That delay may be as much as 10 days from the date the shares were purchased. That delay may be avoided if you purchase shares by certified check or arrange with your bank to provide telephone or written assurance to the Transfer Agent that your purchase payment has cleared.

        Involuntary redemptions of small accounts may be made by the Fund if the account value has fallen below $500 for reasons other than the fact that the market value of shares has dropped, and in some cases involuntary redemptions may be made to repay the Distributor for losses from the cancellation of share purchase orders.


        Under unusual circumstances, shares of the Fund may be redeemed "in kind", which means that the redemption proceeds will be paid with securities from the Fund's portfolio. Please refer to "How to Sell Shares" in the Statement of Additional
Information for more details.

        "Backup Withholding" of Federal income tax may be applied at the rate of 31% from taxable dividends, distributions and redemption proceeds (including exchanges) if you fail to furnish the Fund a certified Social Security or Employer Identification Number when you sign your application, or if you violate Internal Revenue Service regulations on tax reporting of income.

        The Fund does not charge a redemption fee, but if your dealer or broker handles your redemption, they may charge a fee. That fee can be avoided by redeeming your Fund shares directly through the Transfer Agent. Under the circumstances described in "How To Buy Shares," you may be subject to a contingent deferred sales charge when redeeming certain Class A, Class B and Class C shares.

        To avoid sending duplicate copies of materials to households, the Fund will mail only one copy of each annual and semi-annual report to shareholders having the same last name and address on the Fund's records. However, each shareholder may call the Transfer Agent at 1-800-525-7048 to ask that copies of those materials be sent personally to that shareholder.

Dividends, Capital Gains and Taxes

Dividends. The Fund declares dividends separately for Class A, Class B and Class C shares from net investment income, if any, on an annual basis and normally pays those dividends to shareholders in December, but the Board of Trustees can change that date. The Board may also cause the Fund to declare dividends after the close of the Fund's fiscal year (which ends September 30th). Because the Fund does not have an objective of seeking current income, the amounts of dividends it pays, if any, will likely be small. Dividends paid on Class A shares will generally be higher than for Class B or Class C shares because expenses allocable to Class B and Class C shares will generally be higher than for Class A shares. There is no fixed dividend rate and there can be no assurance that the Fund will pay any dividends.

Capital Gains. The Fund may make distributions annually in December out of any net short-term or long-term capital gains, and the Fund may make supplemental distributions of capital gains following the end of its fiscal year. Long-term capital gains will be separately identified in the tax information the Fund sends you after the end of the year. Short-term capital gains are treated as dividends for tax purposes. There can be no assurance that the Fund will pay any capital gains distributions in a particular year.

Distribution Options. When you open your account, specify on your application how you want to receive your distributions. For
OppenheimerFunds retirement accounts, all distributions are reinvested. For other accounts, you have four options:

        Reinvest All Distributions in the Fund. You can elect to reinvest all dividends and long-term capital gains distributions in additional shares of the Fund.
        Reinvest Long-Term Capital Gains Only. You can elect to reinvest long-term capital gains in the Fund while receiving dividends by check or sent to your bank account on AccountLink.
        Receive All Distributions in Cash. You can elect to receive a check for all dividends and long-term capital gains distributions or have them sent to your bank on AccountLink.
        Reinvest Your Distributions in Another Oppenheimer funds Account. You can reinvest all distributions in another Oppenheimer funds account you have established.

Taxes. If your account is not a tax-deferred retirement account, you should be aware of the following tax implications of investing in the Fund. Long-term capital gains are taxable as long-term capital gains when distributed to shareholders. It does not matter how long you held your shares. Dividends paid from short-term capital gains and net investment income are taxable as ordinary income. Distributions are subject to federal income tax and may be subject to state or local taxes. Your distributions are taxable when paid, whether you reinvest them in additional shares or take them in cash. Every year the Fund will send you and the IRS a statement showing the amount of all taxable distributions you received in the previous year.

     When more than 50% of its assets are invested in foreign securities at the end of any fiscal year, the Fund may elect that Section 853 of the Internal Revenue Code will apply to it to permit shareholders to take a credit (or a deduction) on their own federal income tax returns for foreign taxes paid by the Fund. "Dividends, Capital Gains and Taxes" in the Statement of Additional Information contains further information about this tax provision.

        "Buying a Dividend": When a fund goes ex-dividend, its share price is reduced by the amount of the distribution. If you buy shares on or just before the ex-dividend date, or just before the Fund declares a capital gains distribution, you will pay the full price for the shares and then receive a portion of the price back as a taxable dividend or capital gain.

        Taxes on Transactions: Share redemptions, including redemptions for exchanges, are subject to capital gains tax. Generally speaking, a capital gain or loss is the difference between the price you paid for the shares and the price you received when you sold them.

        Returns of Capital: In certain cases distributions made by the Fund may be considered a non-taxable return of capital to shareholders. If that occurs, it will be identified in notices to shareholders. A non-taxable return of capital may reduce your tax basis in your Fund shares.

     This information is only a summary of certain Federal tax information about your investment. More information is contained in the Statement of Additional Information, and in addition you should consult with your tax adviser about the effect of an investment in the Fund on your particular tax situation.

                                APPENDIX A

      Special Sales Charge Arrangements for Shareholders of the Fund
        Who Were Shareholders of the Former Quest for Value Funds


     The initial and contingent deferred sales charge rates and waivers for Class A, Class B and Class C shares of the Fund described elsewhere in this Prospectus are modified as described below for those shareholders of (i) Quest for Value Fund, Inc., Quest for Value Growth and Income Fund, Quest for Value Opportunity Fund, Quest for Value Small Capitalization Fund and Quest for Value Global Equity Fund, Inc. on November 24, 1995, when OppenheimerFunds, Inc. became the investment adviser to those funds, and (ii) Quest for Value U.S. Government Income Fund, Quest for Value Investment Quality Income Fund, Quest for Value Global Income Fund, Quest for Value New York Tax-Exempt Fund, Quest for Value National Tax-Exempt Fund and Quest for Value California Tax-Exempt Fund when those funds merged into various Oppenheimer funds on November 24, 1995. The funds listed above are referred to in this Prospectus as the "Former Quest for Value Funds." The waivers of initial and contingent deferred sales charges described in this Appendix apply to shares of the Fund (i) acquired by such shareholder pursuant to an exchange of shares of one of the Oppenheimer funds that was one of the Former Quest for Value Funds or (ii) received by such shareholder pursuant to the merger of any of the Former Quest for Value Funds into an Oppenheimer fund on November 24, 1995.

Class A Sales Charges


  Reduced Class A Initial Sales Charge Rates for Certain Former
Quest Shareholders

  Purchases by Groups, Associations and Certain Qualified Retirement Plans. The following table sets forth the initial sales charge rates for Class A shares purchased by a "Qualified Retirement Plan" through a single broker, dealer or financial institution, or by members of "Associations" formed for any purpose other than the purchase of securities if that Qualified Retirement Plan or that Association purchased shares of any of the Former Quest for Value Funds or received a proposal to purchase such shares from OCC Distributors prior to November 24, 1995. For this purpose only, a "Qualified Retirement Plan" includes any 401(k) plan, 403(b) plan, and SEP/IRA or IRA plan for employees of a single employer.

                      Front-End      Front-End
                      Sales          Sales          Commission
                      Charge         Charge         as
                      as a           as a           Percentage
Number of                  Percentage     Percentage     of
Eligible Employees         of Offering    of Amount      Offering
or Members            Price          Invested       Price

9 or fewer            2.50%          2.56%          2.00%

At least 10 but not
 more than 49              2.00%          2.04%          1.60%

 For purchases by Qualified Retirement plans and Associations having 50 or more eligible employees or members, there is no initial sales charge on purchases of Class A shares, but those shares are subject to the Class A contingent deferred sales charge described on pages ___ and ___ of this Prospectus.

 Purchases made under this arrangement qualify for the lower of the sales charge rate in the table based on the number of eligible employees in a Qualified Retirement Plan or members of an Association or the sales charge rate that applies under the Rights of Accumulation described above in the Prospectus. In addition, purchases by 401(k) plans that are Qualified Retirement Plans qualify for the waiver of the Class A initial sales charge if they qualified to purchase shares of any of the Former Quest For Value Funds by virtue of projected contributions or investments of $1 million or more each year. Individuals who qualify under this arrangement for reduced sales charge rates as members of Associations, or as eligible employees in Qualified Retirement Plans also may purchase shares for their individual or custodial accounts at these reduced sales charge rates, upon request to the Fund's Distributor.

   Special Class A Contingent Deferred Sales Charge Rates

Class A shares of the Fund issued in the reorganization on November 24, 1995 for shares of Quest For Value Global Income Fund that were subject to a contingent deferred sales charge, will be subject to a contingent deferred sales charge at the following rates: if they are redeemed within 18 months of the end of the calendar month in which they were purchased, at a rate equal to 1.0% if the redemption occurs within 12 months of their initial purchase and at a rate of 0.50 of 1.0% if the redemption occurs in the subsequent six months. This contingent deferred sales charge rate also applies to shares of the Fund purchased by exchange of shares of other Oppenheimer funds that were acquired as a result of the merger of Former Quest for Value Funds into those Oppenheimer funds, and which shares were subject to a Class A contingent deferred sales charge prior to November 24, 1995. Class A shares of any of the Former Quest for Value Funds purchased without an initial sales charge on or before November 22, 1995 will continue to be subject to the applicable contingent deferred sales charge in effect as of that date as set forth in the then-current prospectus for such fund.

   Waiver of Class A Sales Charges for Certain Shareholders

Class A shares of the Fund purchased by the following investors are not subject to any Class A initial or contingent deferred sales charges:

   Shareholders of the Fund who were shareholders of the AMA Family of Funds on February 28, 1991 and who acquired shares of any of the Former Quest for Value Funds by merger of a portfolio of the AMA Family of Funds.
   Shareholders of the Fund who acquired shares of any Former Quest for Value Fund by merger of any of the portfolios of the Unified Funds.


   Waiver of Class A Contingent Deferred Sales Charge in Certain
Transactions

The Class A contingent deferred sales charge will not apply to redemptions of Class A shares of the Fund purchased by the following investors who were shareholders of any Former Quest for Value Fund:

   Investors who purchased Class A shares from a dealer that is or was not permitted to receive a sales load or redemption fee imposed on a shareholder with whom that dealer has a fiduciary relationship under the Employee Retirement Income Security Act of 1974 and regulations adopted under that law.

   Participants in Qualified Retirement Plans that purchased shares of any of the Former Quest For Value Funds pursuant to a special "strategic alliance" with the distributor of those funds. The Fund's Distributor will pay a commission to the dealer for purchases of Fund shares as described above in "Class A Contingent Deferred Sales Charge."

Class A, Class B and Class C Contingent Deferred Sales Charge
Waivers

   Waivers for Redemptions of Shares Purchased Prior to March 6,
1995

In the following cases, the contingent deferred sales charge will be waived for redemptions of Class A, B or C shares of the Fund acquired by merger of a Former Quest for Value Fund into the Fund or by exchange from an Oppenheimer fund that was a Former Quest for Value Fund or into which such fund merged, if those shares were purchased prior to March 6, 1995: in connection with
(i) distributions to participants or beneficiaries of plans qualified under Section 401(a) of the Internal Revenue Code or from custodial accounts under Section 403(b)(7) of the Code, Individual Retirement Accounts, deferred compensation plans under
Section 457 of the Code, and other employee benefit plans, and returns of excess contributions made to each type of plan,
(ii) withdrawals under an automatic withdrawal plan holding only either Class B or C shares if the annual withdrawal does not exceed 10% of the initial value of the account, and
(iii) liquidation of a shareholder's account if the aggregate net asset value of shares held in the account is less than the required minimum value of such accounts.

   Waivers for Redemptions of Shares Purchased on or After March
6, 1995 but Prior to November 24, 1995.

In the following cases, the contingent deferred sales charge will be waived for redemptions of Class A, B or C shares of the Fund acquired by merger of a Former Quest for Value Fund into the Fund or by exchange from an Oppenheimer fund that was a Former Quest For Value Fund or into which such fund merged, if those shares were purchased on or after March 6, 1995, but prior to November 24, 1995: (1) distributions to participants or beneficiaries from Individual Retirement Accounts under Section 408(a) of the Internal Revenue Code or retirement plans under Section 401(a), 401(k), 403(b) and 457 of the Code, if those distributions are made either (a) to an individual participant as a result of separation from service or (b) following the death or disability (as defined in the Code) of the participant or beneficiary;
(2) returns of excess contributions to such retirement plans;
(3) redemptions other than from retirement plans following the death or disability of the shareholder(s) (as evidenced by a determination of total disability by the U.S. Social Security Administration); (4) withdrawals under an automatic withdrawal plan (but only for Class B or C shares) where the annual withdrawals do not exceed 10% of the initial value of the account; and (5) liquidation of a shareholder's account if the aggregate net asset value of shares held in the account is less than the required minimum account value. A shareholder's account will be credited with the amount of any contingent deferred sales charge paid on the redemption of any Class A, B or C shares of the Fund described in this section if within 90 days after that redemption, the proceeds are invested in the same Class of shares in this Fund or another Oppenheimer fund.

Special Dealer Arrangements

Dealers who sold Class B shares of a Former Quest for Value Fund to Quest for Value prototype 401(k) plans that were maintained on the TRAC-2000 recordkeeping system and that were transferred to an OppenheimerFunds prototype 401(k) plan shall be eligible for an additional one-time payment by the Distributor of 1% of the value of the plan assets transferred, but that payment may not exceed $5,000 as to any one plan.

Dealers who sold Class C shares of a Former Quest for Value Fund to Quest for Value prototype 401(k) plans that were maintained on the TRAC-2000 recordkeeping system and (i) the shares held by those plans were exchanged for Class A shares, or (ii) the plan assets were transferred to an OppenheimerFunds prototype 401(k) plan, shall be eligible for an additional one-time payment by the Distributor of 1% of the value of the plan assets transferred, but that payment may not exceed $5,000.
                        APPENDIX TO PROSPECTUS OF
                          OPPENHEIMER GLOBAL FUND



 Graphic material included in Prospectus of Oppenheimer
Global Fund: "Comparison of Change in Value of $10,000
Hypothetical Investments in Class A, Class B and Class C shares of Oppenheimer Global Fund and the Morgan Stanley Capital
International World Index."

 Linear graphs will be included in the Prospectus of Oppenheimer Global Fund (the "Fund") depicting the initial subsequent account values of hypothetical $10,000 investments in
(i) Class A shares of the Fund during the past 10 fiscal years,
(ii) Class B shares of the Fund during the period August 17, 1993 (first public offering of Class B shares) to September 30, 1996, and (iii) Class C shares of the Fund during the period October 2, 1995 (inception of the class); in each case comparing such values with the same investment over the same time periods in the Morgan Stanley Capital International World Index. Set forth below are the relevant data points that will appear on the linear graph. Additional information with respect to the foregoing, including a description of the Morgan Stanley Capital International World Index, is set forth in the Prospectus under "Performance of the Fund - Management's Discussion of Performance."

 Fiscal Year    Oppenheimer         Morgan Stanley Capital
 Ended          Global Fund         International World Index
 -----------    -----------         -------------------------

                Class A
                -------
 09/30/86        9,425                   10,000

 09/30/87       14,388                   14,438
 09/30/88       10,766                   13,581
 09/30/89       15,382                   17,084
 09/30/90       15,503                   13,478
 09/30/91       19,179                   16,884
 09/30/92       18,358                   16,812
 09/30/93       21,602                   20,324
 09/30/94       25,749                   21,964
 09/30/95       28,135                   25,252
 09/30/96       31,788                   28,838

                Class B
                -------
 08/17/93       10,000                   10,000
 09/30/93       10,364                    9,817
 09/30/94       12,240                   10,609
 09/30/95       13,261                   12,198
 09/30/96       14,661                   13,929

                Class C
                -------
 10/02/95       10,000                   10,000
 09/30/96       11,134                   11,420
Oppenheimer Global Fund
Two World Trade Center
New York, New York 10048-0203
1-800-525-7048

Investment Adviser
OppenheimerFunds, Inc.
Two World Trade Center
New York, New York 10048-0203

Distributor
OppenheimerFunds Distributor, Inc.
Two World Trade Center
New York, New York 10048-0203

Transfer Agent and Shareholder Servicing Agent
OppenheimerFunds Services
P.O. Box 5270
Denver, Colorado 80217
1-800-525-7048

Custodian of Portfolio Securities
The Bank of New York
One Wall Street
New York, New York 10015

Independent Auditors
KPMG Peat Marwick LLP
707 Seventeenth Street
Denver, Colorado 80202

Legal Counsel
Gordon Altman Butowsky
  Weitzen Shalov & Wein
114 West 47th Street
New York, New York 10036

No dealer, broker, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus or the Statement of Additional Information, and if given or made, such information and representations must not be relied upon as having been authorized by the Fund, OppenheimerFunds, Inc., OppenheimerFunds Distributor, Inc. or any affiliate thereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any state to any person to whom it is unlawful to make such an offer in such state.



PR0330.001.0197 *Printed on recycled paper

OPPENHEIMER GLOBAL EMERGING GROWTH FUND
Two World Trade Center, New York, New York 10048
                             1-800-525-7048

                                 PART B

                   STATEMENT OF ADDITIONAL INFORMATION
                             April 14, 1997

                   ___________________________________

  This Statement of Additional Information of Oppenheimer
Global Fund consists of this cover page and the following documents:

1.  Statement of Additional Information of Oppenheimer Global
Fund dated January 7, 1997.

2.  Prospectus of Oppenheimer Global Emerging Growth Fund dated
January 13, 1997, as supplemented March 7, 1997.

3.  Statement of Additional Information of Oppenheimer Global
Emerging Growth Fund dated January 13, 1997.

4.  Oppenheimer Global Fund's Annual Report as of September 30,
1996.

5.  Oppenheimer Global Emerging Growth Fund's Annual Report as of
September 30, 1996.

  This Statement of Additional Information is not a Prospectus. This Statement of Additional Information should be read in conjunction with the Proxy Statement and Prospectus, which may be obtained by written request to OppenheimerFunds Services ("OFS"), P.O. Box 5270, Denver, Colorado 80217, or by calling OFS at the toll-free number shown above.

Oppenheimer Global Fund

Two World Trade Center, New York, New York 10048-0203
1-800-525-7048


Statement of Additional Information dated January 7, 1997

     This Statement of Additional Information of Oppenheimer Global Fund is not a Prospectus. This document contains additional information about the Fund and supplements information in the Prospectus dated January 7, 1997. It should be read together with the Prospectus, which may be obtained by writing to the Fund's Transfer Agent, OppenheimerFunds Services at P.O. Box 5270, Denver, Colorado 80217 or by calling the Transfer Agent at the toll-free number shown above.



Table of Contents

Page

About the Fund
2 Investment Objective and Policies
    2 Investment Policies and Stratgegies
    2 Other Investment Techniques and Strategies
    6 Other Investment Restrictions
    15 How the Fund is Managed
    16 Organization and History
    16  Trustees and Officers of the Fund
    17  The Manager and Its Affiates
    21  Brokerage Policies of the Fujd
    22  Performance of the Fund
    24  Distribution and Service Plans
    27  About Your Account
29        How to Buy Shares
36        How to Sell Shares
39        How to Exchange Shares
41        Dividends, Capital Gains and Taxes
42        Additional Information About the Fund
Financial Information About the Fund
42        Independent Auditors' Report
43        Financial Statements
A-1   Appendix: Corporate Industry Classification

About the Fund

Investment Objective and Policies

Investment Policies and Strategies. The investment objective and policies of the Fund are described in the Prospectus. Set forth below is supplemental information about those policies and the types of securities in which the Fund may invest, as well as the strategies the Fund may use to try to achieve its objective. Capitalized terms used in this Statement of Additional Information have the same meanings as those terms have in the Prospectus.

    In selecting securities for the Fund's portfolio, the Fund's investment adviser, OppenheimerFunds, Inc. (the "Manager"), evaluates the merits of securities primarily through the exercise of its own investment analysis. This may include, among other things, evaluation of the history of the issuer's operations, prospects for the industry of which the issuer is part, the issuer's financial condition, the issuer's pending product developments and developments by competitors, the effect of general market and economic conditions on the issuer's business, and legislative proposals or new laws that might affect the issuer. Current income is not a consideration in the selection of portfolio securities for the Fund, whether for appreciation, defensive or liquidity purposes. The fact that a security has a low yield or does not pay current income will not be an adverse factor in selecting securities to try to achieve the Fund's investment objective of capital appreciation unless the Manager believes that the lack of yield might adversely affect appreciation possibilities.

    The portion of the Fund's assets allocated to securities selected for capital appreciation and the investment techniques used will depend upon the judgment of the Fund's Manager as to the future movement of the equity securities markets. If the Manager believes that economic conditions favor a rising market, the Fund will emphasize securities and investment methods selected for high capital growth. If the Manager believes that a market decline is likely, defensive securities and investment methods may be emphasized.

    - Investing in Securities of Growth-Type Companies. The Fund may emphasize securities of "growth-type" companies. Such issuers typically are those the goods or services of which have relatively favorable long-term prospects for increasing demand, or ones which develop new products, services or markets and normally retain a relatively large part of their earnings for research, development and investment in capital assets. They may include companies in the natural resources fields or those developing industrial applications for new scientific knowledge having potential for technological innovation, such as nuclear energy, oceanography, business services and new customer products.

-  Investing in Small, Unseasoned Companies.   The securities of
small, unseasoned companies may have a limited trading market, which may adversely affect the Fund's ability to sell them and can reduce the price the Fund might be able to obtain for them. If other investors holding the same securities as the Fund sell them when the Fund attempts to dispose of its holdings, the Fund may receive lower prices than might otherwise be obtained, because of the thinner market for such securities.

- Foreign Securities. "Foreign securities" include equity and debt securities of companies organized under the laws of countries other than the United States and debt securities of foreign governments, that are traded on foreign securities exchanges or in the foreign over-the-counter markets. Securities of foreign issuers that are represented by American Depository Receipts or that are listed on a U.S. securities exchange or traded in the U.S. over-the-counter markets are not considered "foreign securities" for the purpose of the Fund's investment allocations, because they are not subject to many of the special considerations and risks, discussed below, that apply to foreign securities traded and held abroad.

Investing in foreign securities offers the Fund potential benefits not available from investing solely in securities of domestic issuers, such as the opportunity to invest in foreign issuers that appear to offer growth potential, or in foreign countries with economic policies or business cycles different from those of the U.S., or to reduce fluctuations in portfolio value by taking advantage of foreign stock markets that do not move in a manner parallel to U.S. markets. If the Fund's portfolio securities are held abroad, the countries in which such securities may be held and the sub-custodians holding them must be approved by the Fund's Board of Trustees under applicable rules of the Securities and Exchange Commission. In buying foreign securities, the Fund may convert U.S. dollars into foreign currency, but only to effect securities transactions on foreign securities exchanges and not to hold such currency as an investment.

- Risks of Foreign Investing. Investing in foreign securities involves special additional risks and considerations not typically associated with investing in securities of issuers traded in the U.S. These include: reduction of income by foreign taxes; fluctuation in value of foreign portfolio investments due to changes in currency rates and control regulations (e.g., currency blockage); transaction charges for currency exchange; lack of public information about foreign issuers; lack of uniform accounting, auditing and financial reporting standards comparable to those applicable to domestic issuers; less volume on foreign exchanges than on U.S. exchanges; greater volatility and less liquidity in foreign markets than in the U.S.; less regulation of foreign issuers, stock exchanges and brokers than in the U.S.; greater difficulties in commencing lawsuits against foreign issuers; higher brokerage commission rates than in the U.S.; increased risks of delays in settlement of portfolio transactions or loss of certificates for portfolio securities; possibilities in some countries of expropriation or nationalization of assets, confiscatory taxation, political, financial or social instability or adverse diplomatic developments; and unfavorable differences between the U.S. economy and foreign economies. In the past, U.S. Government policies have discouraged certain investments abroad by U.S. investors, through taxation or other restrictions, and it is possible that such restrictions could be re-imposed.

A number of current significant political demographic and economic developments may affect investments in foreign securities and in securities of companies with operations overseas. Such developments include dramatic political changes in government and economic policies in several Eastern European countries, Germany and the republics comprising the former Soviet Union, as well as unification of the European Economic Community. The course of any of one or more of these events and the effect on trade barriers, competition and markets for consumer goods and services is uncertain. With roughly two-thirds of all outstanding equity securities now traded outside of the United States the Fund's global scope enables it to attempt to take advantage of other world markets and companies and seek to protect itself against declines in any single economy.

- Convertible Securities. While convertible securities are a form of debt security in many cases, their conversion feature (allowing conversion into equity securities) causes them to be regarded more as "equity equivalents." As a result, the rating assigned to the security has less impact on the Manager's investment decision with respect to convertible securities than in the case of non-convertible fixed-income securities. To determine whether convertible securities should be regarded as "equity equivalents," the Manager examines the following factors: (1) whether, at the option of the investor, the convertible security can be exchanged for a fixed number of shares of common stock of the issuer, (2) whether the issuer of the convertible securities has restated its earnings per share of common stock on a fully diluted basis (considering the effect of converting the convertible securities), and (3) the extent to which the convertible security may be a defensive "equity substitute," providing the ability to participate in any appreciation in the price of the issuer's common stock.

- Warrants and Rights. Warrants basically are options to purchase equity securities at specified prices valid for a specific period of time. Their prices do not necessarily move in a manner parallel to the prices of the underlying securities. The price paid for a warrant will be lost unless the warrant is exercised prior to expiration. Rights are similar to warrants, but normally have a short duration and are distributed directly by the issuer to its shareholders. Warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

- Illiquid and Restricted Securities. To enable the Fund to sell restricted securities not registered under the Securities Act of 1933, the Fund may have to cause those securities to be registered. The expenses of registration of restricted securities may be negotiated by the Fund with the issuer at the time such securities are purchased by the Fund, if such registration is required before such securities may be sold publicly. When registration must be arranged because the Fund wishes to sell the security, a considerable period may elapse between the time the decision is made to sell the securities and the time the Fund would be permitted to sell them. The Fund would bear the risks of any downward price fluctuation during that period. The Fund may also acquire, through private placements, securities having contractual restrictions on their resale, which might limit the Fund's ability to dispose of such securities and might lower the amount realizable upon the sale of such securities.

The Fund has percentage limitations that apply to purchases of restricted securities, as stated in the Prospectus. Those percentage restrictions do not limit purchases of restricted securities that are eligible for sale to qualified institutional purchasers pursuant to Rule 144A under the Securities Act of 1933, provided that those securities have been determined to be liquid by the Board of Trustees of the Fund or by the Manager under Board-approved guidelines. Those guidelines take into account the trading activity for such securities and the availability of reliable pricing information, among other factors. If there is a lack of trading interest in a particular Rule 144A security, the Fund's holding of that security may be deemed to be illiquid.

- Repurchase Agreements. The Fund may acquire securities subject to repurchase agreements for liquidity purposes to meet anticipated redemptions, or pending the investment of the proceeds from sales of Fund shares, or pending the settlement of purchases of portfolio securities.

In a repurchase transaction, the Fund acquires a security from, and simultaneously resells it \to, an approved vendor (a U.S. commercial bank or the U.S. branch of a foreign bank, or a broker-dealer which has been designated a primary dealer in U.S. government securities, which must meet credit requirements set by the Fund's Board of Trustees from time to time), for delivery on an agreed-upon future date. The resale price exceeds the purchase price by an amount that reflects an agreed-upon interest rate effective for the period during which the repurchase agreement is in effect. The majority of these transactions run from day to day, and delivery pursuant to the resale typically will occur within one to five days of the purchase. Repurchase agreements are considered "loans" under the Investment Company Act of 1940, as amended (the "Investment Company Act"), collateralized by the underlying security. The Fund's repurchase agreements require that at all times while the repurchase agreement is in effect, the value of the collateral must equal or exceed the repurchase price to fully collateralize the repayment obligation. Additionally, the Manager will impose creditworthiness requirements to confirm that the vendor is financially sound and will continuously monitor the collateral's value.

- Loans of Portfolio Securities. The Fund may lend its portfolio securities pursuant to the Securities Lending Agreement and Guaranty (the "Securities Lending Agreement") with The Bank of New York, subject to the restrictions stated in the Prospectus. The Fund will lend such portfolio securities to attempt to increase the Fund's income. Under the Securities Lending Agreement and applicable regulatory requirements (which are subject to change), the loan collateral must, on each business day, be at least equal to the value of the loaned securities and must consist of cash, bank letters of credit or securities of the U.S. Government (or its agencies or instrumentalities), or other cash equivalents in which the Fund is permitted to invest. To be acceptable as collateral, letters of credit must obligate a bank to pay to The Bank of New York, as agent, amounts demanded by the Fund if the demand meets the terms of the letter. Such terms of the letter and the issuing bank must be satisfactory to The Bank of New York and the Fund.
The Fund will receive, pursuant to the Securities Lending Agreement, 60% of all annual net income from securities lending transactions. The Bank of New York has agreed, in general, to guarantee the obligations of borrowers to return loaned securities and to be responsible for expenses relating to securities lending. The Fund will be responsible for risks associated with the investment of cash collateral. The term of the Securities Lending Agreement is thirty-six months, subject to termination by The Bank of New York or the Fund. The Fund may incur a termination fee if it terminates the Securities Lending Agreement during this term. The terms of the Fund's loans must also meet applicable tests under the Internal Revenue Code and permit the Fund to reacquire loaned securities on five business days' notice or in time to vote on any important matter.

- Borrowing For Leverage. From time to time, the Fund may increase its ownership of securities by borrowing from banks on an unsecured basis and investing the borrowed funds, subject to the restrictions stated in the Prospectus. Any such borrowing will be made only from banks, and pursuant to the requirements of the Investment Company Act, will be made only to the extent that the value of the Fund's assets, less its liabilities other than borrowings, is equal to at least 300% of all borrowings including the proposed borrowing. If the value of the Fund's assets, when computed in that manner, should fail to meet the 300% asset coverage requirement, the Fund is required within three days to reduce its bank debt to the extent necessary to meet that coverage requirement. To do so, the Fund may have to sell a portion of its investments at a time when it would otherwise not want to sell the securities. Interest on money the Fund borrows is an expense the Fund would not otherwise incur, so that during periods of substantial borrowings, its expenses may increase more than the expenses of funds that do not borrow.

Other Investment Techniques and Strategies

- Hedging With Options and Futures Contracts. The Fund may use hedging instruments for the purposes described in the Prospectus. When hedging to attempt to protect against declines in the market value of the Fund's portfolio, or to permit the Fund to retain unrealized gains in the value of portfolio securities which have appreciated, or to facilitate selling securities for investment reasons, the Fund may: (i) sell Futures, (ii) buy puts on such Futures or securities, or (iii) write covered calls on securities or on Futures. When hedging to establish a position in the equity securities markets as a temporary substitute for the purchase of individual equity securities the Fund may: (i) buy Futures, or (ii) buy calls on such Futures or securities held by it. Normally, the Fund would then purchase the equity securities and terminate the hedging position.

The Fund's strategy of hedging with Futures and options on Futures will be incidental to the Fund's investment activities in the underlying cash market. In the future, the Fund may employ hedging instruments and strategies that are not presently contemplated but which may be developed, to the extent such investment methods are consistent with the Fund's investment objective, and are legally permissible and disclosed in the Prospectus. Additional information about the hedging instruments the Fund may use is provided below.

- Stock Index Futures, Financial Futures and Interest Rate Futures. The Fund may buy and sell futures contracts relating to a securities index ("Financial Futures"), including "Stock Index Futures," a type of Financial Future for which the index used as the basis for trading is a broadly-based stock index (including stocks that are not limited to issuers in a particular industry or group of industries). A stock index assigns relative values to the common stocks included in the index and fluctuates with the changes in the market value of those stocks. Stock indices cannot be purchased or sold directly. Financial Futures are contracts based on the future value of the basket of securities that comprise the underlying index. The contracts obligate the seller to deliver, and the purchaser to take, cash to settle the futures transaction or to enter into an offsetting contract. No physical delivery of the securities underlying the index is made on settling the futures obligation. No monetary amount is paid or received by the Fund on the purchase or sale of a Financial Future or Stock Index Future.

The Fund may also buy Futures relating to debt securities ("Interest Rate Futures"). An Interest Rate Future obligates the seller to deliver and the purchaser to take a specific type of debt security at a specific future date for a fixed price to settle the futures transaction, or to enter into an offsetting contract. As with Financial Futures, no monetary amount is paid or received by the Fund on the purchase of an Interest Rate Future.

Upon entering into a Futures transaction, the Fund will be required to deposit an initial margin payment, in cash or U.S. Treasury bills, with the futures commission merchant (the "futures broker"). Initial margin payments will be deposited with the Fund's Custodian in an account registered in the futures broker's name; however, the futures broker can gain access to that account only under certain specified conditions. As the Future is marked to market (that is, its value on the Fund's books is changed) to reflect changes in its market value, subsequent margin payments, called variation margin, will be paid to or by the futures broker on a daily basis.

At any time prior to the expiration of the Future, the Fund may elect to close out its position by taking an opposite position, at which time a final determination of variation margin is made and additional cash is required to be paid by or released to the Fund. Any gain or loss is then realized by the Fund on the Future for tax purposes. Although Financial Futures and Stock Index Futures by their terms call for settlement by the delivery of cash, and Interest Rate Futures call for the delivery of a specific debt security, in most cases the settlement obligation is fulfilled without such delivery by entering into an offsetting transaction. All Futures transactions are effected through a clearinghouse associated with the exchange on which the contracts are traded.

- Writing Covered Calls. As described in the Prospectus, the Fund may write covered calls. When the Fund writes a call on an investment, it receives a premium and agrees to sell the callable investment to a purchaser of a corresponding call during the call period (usually not more than 9 months) at a fixed exercise price (which may differ from the market price of the underlying investment) regardless of market price changes during the call period. To terminate its obligation on a call it has written, the Fund may purchase a corresponding call in a "closing purchase transaction." A profit or loss will be realized, depending upon whether the net of the amount of option transaction costs and the premium received on the call the Fund has written is more or less than the price of the call the Fund subsequently purchased. A profit may also be realized if the call lapses unexercised, because the Fund retains the underlying investment and the premium received. Those profits are considered short-term capital gains for Federal income tax purposes, as are premiums on lapsed calls, and when distributed by the Fund are taxable as ordinary income.
If the Fund could not effect a closing purchase transaction due to the lack of a market, it would have to hold the callable investment until the call lapsed or was exercised.

The Fund may also write calls on Futures without owning a futures contract or deliverable securities, provided that at the time the call is written, the Fund covers the call by segregating in escrow an equivalent dollar value of deliverable securities or liquid assets. The Fund will segregate additional liquid assets if the value of the escrowed assets drops below 100% of the current value of the Future. In no circumstances would an exercise notice as to a Future put the Fund in a short futures position.

The Fund's Custodian, or a securities depository acting for the Custodian, will act as the Fund's escrow agent, through the facilities of the Options Clearing Corporation ("OCC"), as to the investments on which the Fund has written options that are traded on exchanges, or as to other acceptable escrow securities, so that no margin will be required from the Fund for such option transactions. OCC will release the securities covering a call on the expiration of the call or when the Fund enters into a closing purchase transaction. Call writing affects the Fund's turnover rate and the brokerage commissions it pays. Commissions, normally higher than on general securities transactions, are payable on writing or purchasing a call.

- Purchasing Puts and Calls. The Fund may purchase calls to protect against the possibility that the Fund's portfolio will not participate in an anticipated rise in the securities market. When the Fund purchases a call, it pays a premium (other than in a closing purchase transaction) and, except as to calls on stock indices, has the right to buy the underlying investment from a seller of a corresponding call on the same investment during the call period at a fixed exercise price. In purchasing a call, the Fund benefits only if the call is sold at a profit or if, during the call period, the market price of the underlying investment is above the sum of the call price, transaction costs, and the premium paid, and the call is exercised. If the call is not exercised or sold (whether or not at a profit), it will become worthless at its expiration date and the Fund will lose its premium payment and the right to purchase the underlying investment. When the Fund purchases a call on a stock index, it pays a premium, but settlement is in cash rather than by delivery of the underlying investment to the Fund.

When the Fund purchases a put, it pays a premium and, except as to puts on stock indices, has the right to sell the underlying investment to a seller of a corresponding put on the same investment during the put period at a fixed exercise price. Buying a put on an investment the Fund owns (a "protective put") enables the Fund to attempt to protect itself during the put period against a decline in the value of the underlying investment below the exercise price by selling the underlying investment at the exercise price to a seller of a corresponding put. If the market price of the underlying investment is equal to or above the exercise price and as a result the put is not exercised or resold, the put will become worthless at its expiration and the Fund will lose the premium payment and the right to sell the underlying investment. However, the put may be sold prior to expiration (whether or not at a profit).

Puts and calls on broadly-based stock indices or Stock Index Futures are similar to puts and calls on securities or futures contracts except that all settlements are in cash and gain or loss depends on changes in the index in question (and thus on price movements in the stock market generally) rather than on price movements of individual securities or futures contracts. When the Fund buys a call on a stock index or Stock Index Future, it pays a premium. If the Fund exercises the call during the call period, a seller of a corresponding call on the same investment will pay the Fund an amount of cash to settle the call if the closing level of the stock index or Future upon which the call is based is greater than the exercise price of the call. That cash payment is equal to the difference between the closing price of the call and the exercise price of the call times a specified multiple (the "multiplier") which determines the total dollar value for each point of difference. When the Fund buys a put on a stock index or Stock Index Future, it pays a premium and has the right during the put period to require a seller of a corresponding put, upon the Fund's exercise of its put, to deliver cash to the Fund to settle the put if the closing level of the stock index or Stock Index Future upon which the put is based is less than the exercise price of the put. That cash payment is determined by the multiplier, in the same manner as described above as to calls.

When the Fund purchases a put on a stock index, or on a Stock Index Future not owned by it, the put protects the Fund to the extent that the index moves in a similar pattern to the securities the Fund holds. The Fund can either resell the put or, in the case of a put on a Stock Index Future, buy the underlying investment and sell it at the exercise price. The resale price of the put will vary inversely with the price of the underlying investment. If the market price of the underlying investment is above the exercise price, and as a result the put is not exercised, the put will become worthless on the expiration date. In the event of a decline in price of the underlying investment, the Fund could exercise or sell the put at a profit to attempt to offset some or all of its loss on its portfolio securities.

The Fund's option activities may affect its portfolio turnover rate and brokerage commissions. The exercise of calls written by the Fund may cause the Fund to sell related portfolio securities, thus increasing its turnover rate. The exercise by the Fund of puts on securities will cause the sale of underlying investments, increasing portfolio turnover. Although the decision whether to exercise a put it holds is within the Fund's control, holding a put might cause the Fund to sell the related investments for reasons that would not exist in the absence of the put. The Fund will pay a brokerage commission each time it buys or sells a call, put or an underlying investment in connection with the exercise of a put or call. Those commissions may be higher than the commissions for direct purchases or sales of the underlying investments.

Premiums paid for options are small in relation to the market value of the underlying investments and, consequently, put and call options offer large amounts of leverage. The leverage offered by trading in options could result in the Fund's net asset value being more sensitive to changes in the value of the underlying investments.

- Options on Foreign Currency. The Fund intends to write and purchase calls on foreign currencies. The Fund may purchase and write puts and calls on foreign currencies that are traded on a securities or commodities exchange or over-the-counter markets or are quoted by major recognized dealers in such options. It does so to protect against declines in the dollar value of foreign securities and against increases in the dollar cost of foreign securities to be acquired. If the Manager anticipates a rise in the dollar value of a foreign currency in which securities to be acquired are denominated, the increased cost of such securities may be partially offset by purchasing calls or writing puts on that foreign currency. If a decline in the dollar value of a foreign currency is anticipated, the decline in value of portfolio securities denominated in that currency may be partially offset by writing calls or purchasing puts on that foreign currency.
However, in the event of currency rate fluctuations adverse to the Fund's position, it would lose the premium it paid and transactions costs.

A call written on a foreign currency by the Fund is covered if the Fund owns the underlying foreign currency covered by the call or has an absolute and immediate right to acquire that foreign currency without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other foreign currency held in its portfolio. A call may be written by the Fund on a foreign currency to provide a hedge against a decline due to an expected adverse change in the exchange rate in the U.S. dollar value of a security which the Fund owns or has the right to acquire and which is denominated in the currency underlying the option. This is a cross-hedging strategy. In such circumstances, the Fund collateralizes the option by maintaining in a segregated account with the Fund's Custodian, cash or U.S. Government Securities in an amount not less than the value of the underlying foreign currency in U.S. dollars marked-to-market daily.

- Forward Contracts. The Fund may enter into foreign currency exchange contracts ("Forward Contracts"), which obligate the seller to deliver and the purchaser to take a specific amount of foreign currency at a specific future date for a fixed price. A Forward Contract involves bilateral obligations of one party to purchase, and another party to sell, a specific currency at a future date (which may be any fixed number of days from the date of the contract agreed upon by the parties), at a price set at the time the contract is entered into. These contracts are generally traded in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. The Fund may enter into a Forward Contract in order to "lock in" the U.S. dollar price of a security denominated in a foreign currency which it has purchased or sold but which has not yet settled, or to protect against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and a foreign currency.

There is a risk that use of Forward Contracts may reduce the gain that would otherwise result from a change in the relationship between the U.S. dollar and a foreign currency. Forward contracts include standardized foreign currency futures contracts which are traded on exchanges and are subject to procedures and regulations applicable to other Futures. The Fund may also enter into a forward contract to sell a foreign currency denominated in a currency other than that in which the underlying security is denominated. This is done in the expectation that there is a greater correlation between the foreign currency of the forward contract and the foreign currency of the underlying investment than between the U.S. dollar and the foreign currency of the underlying investment. This technique is referred to as "cross hedging." The success of cross hedging is dependent on many factors, including the ability of the Manager to correctly identify and monitor the correlation between foreign currencies and the U.S. dollar. To the extent that the correlation is not identical, the Fund may experience losses or gains on both the underlying security and the cross currency hedge.

The Fund may use Forward Contracts to protect against uncertainty in the level of future exchange rates. The use of Forward Contracts does not eliminate fluctuations in the prices of the underlying securities the Fund owns or intends to acquire, but it does fix a rate of exchange in advance. In addition, although Forward Contracts limit the risk of loss due to a decline in the value of the hedged currencies, at the same time they limit any potential gain that might result should the value of the currencies increase.

There is no limitation as to the percentage of the Fund's assets that may be committed to foreign currency exchange contracts. The Fund does not enter into such forward contracts or maintain a net exposure in such contracts to the extent that the Fund would be obligated to deliver an amount of foreign currency in excess of the value of the Fund's assets denominated in that currency (or another currency that is also the subject of the hedge), or enter into a "cross hedge," unless it is denominated in a currency or currencies that the Manager believes will have price movements that tend to correlate closely with the currency in which the investment being hedged is denominated. See "Tax Aspects of Covered Calls and Hedging Instruments" below for a discussion of the tax treatment of foreign currency exchange contracts

The Fund may enter into Forward Contracts with respect to specific transactions. For example, when the Fund enters into a contract for the purchase or sale of a security denominated in a foreign currency, or when the Fund anticipates receipt of dividend payments in a foreign currency, the Fund may desire to "lock-in" the U.S. dollar price of the security or the U.S. dollar equivalent of such payment by entering into a Forward Contract, for a fixed amount of U.S. dollars per unit of foreign currency, for the purchase or sale of the amount of foreign currency involved in the underlying transaction ("transaction hedge"). The Fund will thereby be able to protect itself against a possible loss resulting from an adverse change in the relationship between the currency exchange rates during the period between the date on which the security is purchased or sold, or on which the payment is declared, and the date on which such payments are made or received.

The Fund may also use Forward Contracts to lock in the U.S. dollar value of portfolio positions ("position hedge"). In a position hedge, for example, when the Fund believes that foreign currency may suffer a substantial decline against the U.S. dollar, it may enter into a forward sale contract to sell an amount of that foreign currency approximating the value of some or all of the Fund's portfolio securities denominated in such foreign currency, or when the Fund believes that the U.S. dollar may suffer a substantial decline against a foreign currency, it may enter into a forward purchase contract to buy that foreign currency for a fixed dollar amount. In this situation the Fund may, in the alternative, enter into a forward contract to sell a different foreign currency for a fixed U.S. dollar amount where the Fund believes that the U.S. dollar value of the currency to be sold pursuant to the forward contract will fall whenever there is a decline in the U.S. dollar value of the currency in which portfolio securities of the Fund are denominated ("cross hedge").

The Fund's Custodian will place cash or U.S. Government securities or other liquid high-quality debt securities in a separate account of the Fund having a value equal to the aggregate amount of the Fund's commitments under forward contracts to cover its short positions. If the value of the securities placed in the separate account declines, additional cash or securities will be placed in the account on a daily basis so that the value of the account will equal the amount of the Fund's net commitments with respect to such contracts. As an alternative to maintaining all or part of the separate account, the Fund may purchase a call option permitting the Fund to purchase the amount of foreign currency being hedged by a forward sale contract at a price no higher than the forward contract price, or the Fund may purchase a put option permitting the Fund to sell the amount of foreign currency subject to a forward purchase contract at a price as high or higher than the forward contract price. Unanticipated changes in currency prices may result in poorer overall performance for the Fund than if it had not entered into such contracts.

The precise matching of the Forward Contract amounts and the value of the securities involved will not generally be possible because the future value of such securities in foreign currencies will change as a consequence of market movements in the value of these securities between the date the Forward Contract is entered into and the date it is sold. Accordingly, it may be necessary for the Fund to purchase additional foreign currency on the spot (i.e., cash) market (and bear the expense of such purchase), if the market value of the security is less than the amount of foreign currency the Fund is obligated to deliver and if a decision is made to sell the security and make delivery of the foreign currency.
Conversely, it may be necessary to sell on the spot market some of the foreign currency received upon the sale of the portfolio security if its market value exceeds the amount of foreign currency the Fund is obligated to deliver. The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain. Forward Contracts involve the risk that anticipated currency movements will not be accurately predicted, causing the Fund to sustain losses on these contracts and transactions costs.

At or before the maturity of a Forward Contract requiring the Fund to sell a currency, the Fund may either sell a portfolio security and use the sale proceeds to make delivery of the currency or retain the security and offset its contractual obligation to deliver the currency by purchasing a second contract pursuant to which the Fund will obtain, on the same maturity date, the same amount of the currency that it is obligated to deliver. Similarly, the Fund may close out a Forward Contract requiring it to purchase a specified currency by entering into a second contract entitling it to sell the same amount of the same currency on the maturity date of the first contract. The Fund would realize a gain or loss as a result of entering into such an offsetting Forward Contract under either circumstance to the extent the exchange rate or rates between the currencies involved moved between the execution dates of the first contract and offsetting contract.

The cost to the Fund of engaging in Forward Contracts varies with factors such as the currencies involved, the length of the contract period and the market conditions then prevailing. Because Forward Contracts are usually entered into on a principal basis, no fees or commissions are involved. Because such contracts are not traded on an exchange, the Fund must evaluate the credit and performance risk of each particular counterparty under a Forward Contract.

Although the Fund values its assets daily in terms of U.S. dollars, it does not intend to convert all of its holdings of foreign currency deposits into U.S. dollars on a daily basis. The Fund may convert foreign currency from time to time, and investors should be aware of the costs of currency conversion. Foreign exchange dealers do not charge a fee for conversion, but they do seek to realize a profit based on the difference between the prices at which they buy and sell various currencies. Thus, a dealer may offer to sell a foreign currency to the Fund at one rate, while offering a lesser rate of exchange should the Fund desire to resell that currency to the dealer.

- Regulatory Aspects of Hedging Instruments. The Fund is required to operate within certain guidelines and restrictions with respect to its use of Futures and options on Futures established by the Commodity Futures Trading Commission ("CFTC"). In particular the Fund is exempted from registration with the CFTC as a "commodity pool operator" if the Fund complies with the requirements of Rule
4.5 adopted by the CFTC. The Rule does not limit the percentage of the Fund's assets that may be used for Futures margin and related options premiums for a bona fide hedging position. However, under the Rule the Fund must limit its aggregate initial Futures margin and related option premiums to no more than 5% of the Fund's total assets for hedging purposes that are not considered bona fide hedging strategies under the Rule. Under the Rule, the Fund also must use short Futures and Futures options positions solely for "bona fide hedging purposes" within the meaning and intent of the applicable provisions of the Commodity Exchange Act.

Transactions in options by the Fund are subject to limitations established by option exchanges governing the maximum number of options that may be written or held by a single investor or group of investors acting in concert, regardless of whether the options were written or purchased on the same or different exchanges or are held in one or more accounts or through one or more different exchanges or through one or more brokers. Thus the number of options which the Fund may write or hold may be affected by options written or held by other entities, including other investment companies having the same adviser as the Fund (or an adviser that is an affiliate of the Fund's adviser). The exchanges also impose position limits on Futures transactions. An exchange may order the liquidation of positions found to be in violation of those limits and may impose certain other sanctions.

Due to requirements under the Investment Company Act, when the Fund purchases a Future, the Fund will maintain, in a segregated account or accounts with its Custodian, cash or readily-marketable, short-term (maturing in one year or less) debt instruments in an amount equal to the market value of the securities underlying such Future, less the margin deposit applicable to it.

- Tax Aspects of Covered Calls and Hedging Instruments. The Fund intends to qualify as a "regulated investment company" under the Internal Revenue Code (although it reserves the right not to qualify). That qualification enables the Fund to "pass through" its income and realized capital gains to shareholders without having to pay tax on them. This avoids a "double tax" on that income and capital gains, since shareholders normally will be taxed on the dividends and capital gains they receive from the Fund (unless the Fund's shares are held in a retirement account or the shareholder is otherwise exempt from tax). One of the tests for the Fund's qualification as a regulated investment company is that less than 30% of its gross income must be derived from gains realized on the sale of securities held for less than three months. To comply with this 30% cap, the Fund will limit the extent to which it engages in the following activities, but will not be precluded from them: (i) selling investments, including Stock Index Futures, held for less than three months, whether or not they were purchased on the exercise of a call held by the Fund; (ii) purchasing options which expire in less than three months; (iii) effecting closing transactions with respect to calls or puts written or purchased less than three months previously; (iv) exercising puts or calls held by the Fund for less than three months; or (v) writing calls on investments held less than three months.

Certain foreign currency exchange contracts (Forward Contracts) in which the Fund may invest are treated as "section 1256 contracts." Gains or losses relating to section 1256 contracts generally are characterized under the Internal Revenue Code as 60% long-term and 40% short-term capital gains or losses. However, foreign currency gains or losses arising from certain section 1256 contracts (including Forward Contracts) generally are treated as ordinary income or loss. In addition, section 1256 contracts held by the Fund at the end of each taxable year are "marked-to-market" with the result that unrealized gains or losses are treated as though they were realized. These contracts also may be marked-to-market for purposes of the excise tax applicable to investment company distributions and for other purposes under rules prescribed pursuant to the Internal Revenue Code. An election can be made by the Fund to exempt these transactions from this marked-to-market treatment.

Certain Forward Contracts entered into by the Fund may result in "straddles" for Federal income tax purposes. The straddle rules may affect the character and timing of gains (or losses) recognized by the Fund on straddle positions. Generally, a loss sustained on the disposition of a position(s) making up a straddle is allowed only to the extent such loss exceeds any unrecognized gain in the offsetting positions making up the straddle. Disallowed loss is generally allowed at the point where there is no unrecognized gain in the offsetting positions making up the straddle, or the offsetting position is disposed of.

Under the Internal Revenue Code, gains or losses attributable to fluctuations in exchange rates which occur between the time the Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are treated as ordinary income or ordinary loss. Similarly, on disposition of debt securities denominated in a foreign currency and on disposition of foreign currency forward contracts, gains or losses attributable to fluctuations in the value of a foreign currency between the date of acquisition of the security or contract and the date of disposition also are treated as an ordinary gain or loss. Currency gains and losses are offset against market gains and losses on each trade before determining a net "section 988" gain or loss under the Internal Revenue Code, which may ultimately increase or decrease the amount of the Fund's investment company income available for distribution to its shareholders.

- Risks of Hedging With Options and Futures. An option position may be closed out only on a market that provides secondary trading for options of the same series, and there is no assurance that a liquid secondary market will exist for any particular option. In addition to the risks associated with hedging that are discussed in the Prospectus and above, there is a risk in using short hedging by
(i) selling Stock Index Futures or (ii) purchasing puts on stock indices or Stock Index Futures to attempt to protect against declines in the value of the Fund's equity securities. The risk is that the prices of Stock Index Futures will correlate imperfectly with the behavior of the cash (i.e., market value) prices of the Fund's equity securities. The ordinary spreads between prices in the cash and futures markets are subject to distortions, due to differences in the natures of those markets. First, all participants in the futures markets are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close out futures contracts through offsetting transactions which could distort the normal relationship between the cash and futures markets. Second, the liquidity of the futures markets depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures markets could be reduced, thus producing distortion. Third, from the point of view of speculators, the deposit requirements in the futures markets are less onerous than margin requirements in the securities markets. Therefore, increased participation by speculators in the futures markets may cause temporary price distortions.

The risk of imperfect correlation increases as the composition of the Fund's portfolio diverges from the securities included in the applicable index. To compensate for the imperfect correlation of movements in the price of the equity securities being hedged and movements in the price of the hedging instruments, the Fund may use hedging instruments in a greater dollar amount than the dollar amount of equity securities being hedged if the historical volatility of the prices of the equity securities being hedged is more than the historical volatility of the applicable index. It is also possible that if the Fund has used hedging instruments in a short hedge, the market may advance and the value of equity securities held in the Fund's portfolio may decline. If that occurred, the Fund would lose money on the hedging instruments and also experience a decline in value in its portfolio securities. However, while this could occur for a very brief period or to a very small degree, over time the value of a diversified portfolio of equity securities will tend to move in the same direction as the indices upon which the hedging instruments are based.

If the Fund uses hedging instruments to establish a position in the equities markets as a temporary substitute for the purchase of individual equity securities (long hedging) by buying Stock Index Futures and/or calls on such Futures, on securities or on stock indices, it is possible that the market may decline. If the Fund then concludes not to invest in equity securities at that time because of concerns as to a possible further market decline or for other reasons, the Fund will realize a loss on the hedging instruments that is not offset by a reduction in the price of the equity securities purchased.

- Short Sales Against-the-Box. In this type of short sale, while the short position is open, the Fund must own an equal amount of the securities sold short, or by virtue of ownership of other securities have the right, without payment of further consideration, to obtain an equal amount of the securities sold short. Short sales against-the-box may be made to defer, for Federal income tax purposes, recognition of gain or loss on the sale of securities "in the box" until the short position is closed out. They may also be used to protect a gain on the security "in-the-box" when the Fund does not want to sell it and recognize a capital gain.

Other Investment Restrictions

The Fund's most significant investment restrictions are described in the Prospectus. The following are also fundamental policies and together with the Fund's fundamental policies described in the Prospectus, cannot be changed without the approval of a "majority" of the Fund's outstanding voting securities. Under the Investment Company Act, such a "majority" vote is defined as the vote of the holders of the lesser of: (i) 67% or more of the shares present or represented by proxy at a shareholders meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (ii) more than 50% of the outstanding shares.

      Under these additional restrictions, the Fund cannot:

- invest in companies for the primary purpose of acquiring control or management thereof;
- invest in commodities or in commodities contracts; other than the hedging instruments permitted by any of its other fundamental policies, whether or not any such hedging instrument is considered to be a commodity or a commodity contract;
- invest in real estate or in interests in real estate, but may purchase readily marketable securities of companies holding real estate or interests therein;
- purchase securities on margin; however, the Fund may make margin deposits in connection with any of the hedging instruments permitted by any of its other fundamental policies;
- lend money, but the Fund may invest in all or a portion of an issue of bonds, debentures, commercial paper, or other similar corporate obligations of the types that are usually purchased by institutions, whether or not publicly distributed, provided that such obligations which are not publicly distributed shall be subject to the limits on the amount set forth in the Prospectus under the caption "Illiquid and Restricted Securities"; the Fund may also make loans of portfolio securities, subject to the restrictions set forth in the Prospectus and above under the caption "Loans of Portfolio Securities";
- mortgage or pledge any of its assets; such prohibition against mortgaging or pledging does not prohibit the escrow arrangements contemplated by the writing of covered call options or other collateral or margin arrangements in connection with any of the Hedging Instruments permitted by any of its other fundamental policies;
- underwrite securities of other companies, except insofar as it might be deemed to be an underwriter for purposes of the Securities Act of 1933 in the resale of any securities held in its own portfolio;
- invest or hold securities of any issuer if those officers and directors or trustees of the Fund or its adviser owning individually more than 1/2 of 1% of the securities of such issuer together own more than 5% of the securities of such issuer; or

- invest in other open-end investment companies, or invest more than 5% of its net assets at the time of purchase in closed-end investment companies, including small business investment companies, nor make any such investments at commission rates in excess of normal brokerage commissions. The percentage restrictions described above and in the Prospectus apply only at the time of investment and require no action by the Fund as a result of subsequent changes in relative values.

In connection with the qualification of its shares in certain states, the Fund has undertaken that in addition to the above, it will not: (1) invest more than 5% of its assets in securities of issuers, including their predecessors, which have been in continuous operation for less than three continuous years; or (2) invest any part of its assets in oil, gas or other mineral exploration or development programs. In the event that the Fund's shares cease to be qualified under such laws or if such undertaking(s) otherwise cease to be operative, the Fund would not be subject to such restrictions.

For purposes of the Fund's policy not to concentrate its assets, as described in "Other Investment Restrictions" in the Prospectus, the Fund has adopted the corporate industry classifications set forth in the Appendix to this Statement of Additional Information. This is not a fundamental policy.

How the Fund Is Managed

Organization and History. As a Massachusetts business trust, the Fund is not required to hold, and does not plan to hold, regular annual meetings of shareholders. The Fund will hold meetings when required to do so by the Investment Company Act or other applicable law, or when a shareholder meeting is called by the Trustees or upon proper request of the shareholders. Shareholders have the right, upon the declaration in writing or vote of two-thirds of the outstanding shares of the Fund, to remove a Trustee. The Trustees will call a meeting of shareholders to vote on the removal of a Trustee upon the written request of the record holders of 10% of its outstanding shares. In addition, if the Trustees receive a request from at least 10 shareholders (who have been shareholders for at least six months) holding shares of the Fund valued at $25,000 or more or holding at least 1% of the Fund's outstanding shares, whichever is less, stating that they wish to communicate with other shareholders to request a meeting to remove a Trustee, the Trustees will then either make the Fund's shareholder list available to the applicants or mail their communication to all other shareholders at the applicants' expense, or the Trustees may take such other action as set forth under Section 16(c) of the Investment Company Act.

      The Fund's Declaration of Trust contains an express disclaimer of shareholder or Trustee liability for the Fund's obligations, and provides for indemnification and reimbursement of expenses out of its property for any shareholder held personally liable for its obligations. The Declaration of Trust also provides that the Fund shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the Fund and satisfy any judgment thereon. Thus, while Massachusetts law permits a shareholder of a business trust (such as the Fund) to be held personally liable as a "partner" under certain circumstances, the risk of a Fund shareholder incurring financial loss on account of shareholder liability is limited to the relatively remote circumstances in which the Fund would be unable to meet its obligations described above. Any person doing business with the Trust, and any shareholder of the Trust, agrees under the Trust's Declaration of Trust to look solely to the assets of the Trust for satisfaction of any claim or demand which may arise out of any dealings with the Trust, and the Trustees shall have no personal liability to any such person, to the extent permitted by law.

Trustees and Officers of the Fund. The Fund's Trustees and officers and their principal occupations and business affiliations and occupations during the past five years are set forth below.
The address for each Trustee and officer is Two World Trade Center, New York, New York 10048-0203, unless another address is listed
below.   All of the Trustees are also trustees of Oppenheimer Fund,
Oppenheimer Growth Fund, Oppenheimer Municipal Bond Fund, Oppenheimer Money Market Fund, Inc., Oppenheimer Capital Appreciation Fund, Oppenheimer U.S. Government Trust, Oppenheimer New York Municipal Fund, Oppenheimer California Municipal Fund, Oppenheimer Multi-State Municipal Trust, Oppenheimer Asset Allocation Fund, Oppenheimer Developing Markets Fund, Oppenheimer Gold & Special Minerals Fund, Oppenheimer Discovery Fund, Oppenheimer Enterprise Fund, Oppenheimer International Growth Fund, Oppenheimer Series Fund, Inc., Oppenheimer Global Growth & Income Fund, Oppenheimer Global Emerging Growth Fund, Oppenheimer Multi-Sector Income Trust and Oppenheimer World Bond Fund (collectively, the "New York-based Oppenheimer funds"), except that Ms. Macaskill is not a director of Oppenheimer Money Market Fund, Inc. Ms. Macaskill and Messrs. Bishop, Bowen, Donohue, Farrar and Zack, respectively, hold the same offices with the other New York-based Oppenheimer funds as with the Fund. As of December 13, 1996, the Trustees and officers of the Fund as a group owned of record or beneficially less than 1% of each class of shares of the Fund. The foregoing statement does not reflect ownership of shares held of record by an employee benefit plan for employees of the Manager (for which plan a Trustee and an officer listed below, Ms. Macaskill and Mr. Donohue, respectively, are trustees), other than the shares beneficially owned under that plan by officers of the Fund listed below.

Leon Levy, Chairman of the Board of Trustees; Age 71
General Partner of Odyssey Partners, L.P. (investment partnership) and Chairman of Avatar Holdings, Inc. (real estate development).

Robert G. Galli, Trustee*; Age 63
Vice Chairman of OppenheimerFunds, Inc.  (the "Manager");
formerly he held the following positions: Vice President and Counsel of Oppenheimer Acquisition Corp. ("OAC"), the Manager's parent holding company; Executive Vice President & General Counsel and a director of the Manager and OppenheimerFunds Distributor, Inc. (the "Distributor"), Vice President and a director of HarbourView Asset Management Corporation ("HarbourView") and Centennial Asset Management Corporation ("Centennial"), investment adviser subsidiaries of the Manager, a director of Shareholder Financial Services, Inc. ("SFSI") and Shareholder Services, Inc. ("SSI"), transfer agent subsidiaries of the Manager and an officer of other Oppenheimer funds.

Benjamin Lipstein, Trustee; Age 73
591 Breezy Hill Road, Hillsdale, N.Y. 12529
Professor Emeritus of Marketing, Stern Graduate School of Business Administration, New York University; a director of Sussex
Publishers, Inc (Publishers of Psychology Today and Mother Earth
News) and of Spy Magazine, L.P.



___________________
*A Trustee who is an "interested person" of the Fund as defined in the Investment Company Act.

Bridget A. Macaskill, President and Trustee*; Age 48
President, Chief Executive Officer and a Director of the Manager; Chairman and a director of SSI, and SFSI; President and a director of OAC, HarbourView and Oppenheimer Partnership Holdings, Inc., a holding company subsidiary of the Manager; a director of Oppenheimer Real Asset Management, Inc.; formerly an Executive Vice President of the Manager.

Elizabeth B. Moynihan, Trustee; Age 67
801 Pennsylvania Avenue, N.W., Washington, D.C. 20004
Author and architectural historian; a trustee of the Freer Gallery of Art (Smithsonian Institution), the Institute of Fine Arts (New
York University), National Building Museum; a member of the
Trustees Council, Preservation League of New York State, and of the Indo-U.S. Sub-Commission on Education and Culture.

Kenneth A. Randall, Trustee; Age 69
6 Whittaker's Mill, Williamsburg, Virginia 23185
A director of Dominion Resources, Inc. (electric utility holding company), Dominion Energy, Inc. (electric power and oil & gas producer), Enron-Dominion Cogen Corp. (cogeneration company), Kemper Corporation (insurance and financial services company), Fidelity Life Association (mutual life insurance company); formerly President and Chief Executive Officer of The Conference Board, Inc. (international economic and business research) and a director of Lumbermens Mutual Casualty Company, American Motorists Insurance Company and American Manufacturers Mutual Insurance Company.

Edward V. Regan, Trustee; Age 66
40 Park Avenue, New York, New York 10016
Chairman of Municipal Assistance Corporation for the City of New York, Senior Fellow of Jerome Levy Economic Institute, Bard College; a member of the U.S. Competitiveness Policy Council, a director of GranCare Inc. (health care provider), formerly New York State Comptroller and trustee, New York State and Local Retirement Fund.

Russell S. Reynolds, Jr., Trustee; Age 65
200 Park Avenue, New York, New York 10166
Founder Chairman of Russell Reynolds Associates, Inc. (executive recruiting); Chairman of Directorship Inc. (corporate governance consulting); a director of Professional Staff Limited (U.K.); a trustee of Mystic Seaport Museum, International House, Greenwich Historical Society.

Donald W. Spiro, Vice Chairman and Trustee*; Age 71
Chairman Emeritus and a director of the Manager; formerly Chairman of the Manager and the Distributor.

Pauline Trigere, Trustee; Age 84
498 Seventh Avenue, New York, New York 10018
Chairman and Chief Executive Officer of Trigere, Inc. (design and sale of women's fashions).



___________________
*A Trustee who is an "interested person" of the Fund as defined in the Investment Company Act.


Clayton K. Yeutter, Trustee; Age 66
1325 Merrie Ridge Road, McLean, Virginia 22101
Of Counsel, Hogan & Hartson (a law firm); a director of B.A.T. Industries, Ltd. (tobacco and financial services), Caterpillar, Inc. (machinery), ConAgra, Inc. (food and agricultural products), Farmers Insurance Company (insurance), FMC Corp. (chemicals and machinery), IMC Global Inc. (chemicals and animal feed) and Texas Instruments, Inc. (electronics); formerly (in descending chronological order) Counsellor to the President (Bush) for Domestic Policy, Chairman of the Republican National Committee, Secretary of the U.S. Department of Agriculture, and U.S. Trade Representative.

Andrew J. Donohue, Secretary; Age 46
Executive Vice President and General Counsel of the Manager and the Distributor; President and a director of Centennial;
Executive Vice President, General Counsel and a director of HarbourView, SSI, SFSI, and Oppenheimer Partnership Holdings, Inc.; President and director of Oppenheimer Real Asset Management, Inc.; General Counsel of OAC; Executive Vice President, Chief Legal Officer and a director of MultiSource Services, Inc. (a broker-dealer); an officer of other Oppenheimer funds; formerly Senior Vice President and Associate General Counsel of the Manager and the Distributor; Partner in, Kraft & McManimon (a law firm); an officer of First Investors Corporation (a broker-dealer) and First Investors Management Company, Inc. (broker-dealer and investment adviser); director and an officer of First Investors Family of Funds and First Investors Life Insurance Company.

George C. Bowen, Treasurer; Age 60
3410 South Galena Street, Denver, Colorado 80231
Senior Vice President and Treasurer of the Manager; Vice President and Treasurer of the Distributor and HarbourView; Senior Vice President, Treasurer, Assistant Secretary and a director of Centennial; Senior Vice President, Treasurer and Secretary of SSI; Vice President, Treasurer and Secretary of SFSI; Treasurer of OAC; Vice President and Treasurer of Oppenheimer Real Asset Management, Inc.; Chief Executive Officer, Treasurer and a director of MultiSource Services, Inc. (a broker-dealer); an officer of other Oppenheimer funds.

Robert J. Bishop, Assistant Treasurer; Age 38
3410 South Galena Street, Denver, Colorado 80231
Vice President of the Manager/Mutual Fund Accounting; an officer of other Oppenheimer funds; formerly a Fund Controller for the Manager, prior to which he was an Accountant for Yale & Seffinger, P.C., an accounting firm, and previously an Accountant and Commissions Supervisor for Stuart James Company Inc., a broker-dealer.

Scott T. Farrar, Assistant Treasurer; Age 31
3410 South Galena Street, Denver, Colorado 80231
Vice President of the Manager/Mutual Fund Accounting; an officer of other Oppenheimer funds; formerly a Fund Controller for the Manager.


Robert G. Zack, Assistant Secretary; Age 48
Senior Vice President and Associate General Counsel of the Manager, Assistant Secretary of SSI, SFSI; an officer of other Oppenheimer funds.

William L. Wilby, Vice President and Portfolio Manager; Age 52 Senior Vice President of the Manager and Vice President of HarbourView; an officer of other Oppenheimer funds; formerly international investment strategist at Brown Brothers Harriman & Co., prior to which he was a Managing Director and Portfolio Manager at AIG Global Investors.

         Remuneration of Trustees. The officers of the Fund and certain Trustees of the Fund (Ms. Macaskill and Messrs. Galli and Spiro; Ms. Macaskill is also an officer) who are affiliated with the Manager receive no salary or fees from the Fund. The remaining Trustees of the Fund received the compensation shown below from the Fund. The compensation from the Fund was paid during its fiscal year ended September 30, 1996. The compensation from all of the New York-based Oppenheimer funds includes the Fund and is compensation received as a director, trustee or member of a committee of the Board of those funds during the calendar year 1996.

<caption                               Retirement
                                       Benefits         Total Compensation
                          Aggregate        Accrued as      From All
                          Compensation     Part of         New York-based
Name and Position             From Fund       Fund Expenses      Oppenheimer Funds1
Leon Levy, Chairman           $12,011         $16,520         $152,750
 and Trustee

Benjamin Lipstein,            $ 7,343         $10,100         $ 91,350
 Study Committee
 Chairman, Audit Committee
 Member and Trustee2

Elizabeth B. Moynihan,        $ 7,343         $10,100         $ 91,350
 Study Committee
 Member and Trustee

Kenneth A. Randall,           $ 6,679         $ 9,186         $ 83,450
 Audit Committee Chairman
 and Trustee

Edward V. Regan,          $ 5,861          $ 8,061         $ 78,150
 Proxy Committee Chairman,
 Audit Committee
 Member and Trustee

Russell S. Reynolds, Jr.,        $ 4,438         $ 6,104         $ 58,800
 Proxy Committee Member
 and Trustee

Pauline Trigere, Trustee         $ 4,438         $ 6,104         $ 55,300

Clayton K. Yeutter, Proxy        $ 4,438         $ 6,104         $ 58,800
 Committee Member and
 Trustee

______________________
1  For the 1996 calendar year.
2  Committee position held during a portion of the period shown.

The Fund has adopted a retirement plan that provides for payment to a retired Trustee of up to 80% of the average compensation paid during that Trustee's five years of service in which the highest compensation was received. A Trustee must serve in that capacity for any of the New York-based Oppenheimer funds for at least 15 years to be eligible for the maximum payment. Because each Trustee's retirement benefits will depend on the amount of the Trustees' future compensation and length of service, the amount of those benefits cannot be determined at this time, nor can the Fund estimate the number of years of credited service that will be used to determine those benefits.

- Major Shareholders. As of December 13, 1996, no person owned of record or was known by the Fund to own beneficially 5% or more of the Fund's outstanding Class A, Class B or Class C shares, except:
(i) Nationwide Insurance Company ("Nationwide"), P.O. Box 182029, Columbus, Ohio 43218-2029; on that date Nationwide's Qualified Plan Variable 401(k) owned 6,238,233.633 Class A shares (equal to 9.75% of the Class A shares then outstanding) and (ii) Merrill Lynch Pierce Fenner & Smith Inc. ("Merrill Lynch"), 4800 Deer Lake Drive East, 3rd Floor, Jacksonville, Florida 32246-6484, which was the record owner of 73,145.600 Class C shares (equal to 13.38% of the Class C shares then outstanding). The Manager has been advised that such shares were held by Nationwide and Merrill Lynch for the benefit of their respective customers.

The Manager and Its Affiliates. The Manager is wholly-owned by Oppenheimer Acquisition Corp. ("OAC"), a holding company controlled by Massachusetts Mutual Life Insurance Company. OAC is also owned in part by certain of the Manager's directors and officers, some of whom also serve as officers of the Fund, and three of whom (Ms. Macaskill and Messrs. Spiro and Galli) serve as Trustees of the Fund.

The Manager and the Fund have a Code of Ethics. It is designed to detect and prevent improper personal trading by certain employees, including portfolio managers, that would compete with or take advantage of the Fund's portfolio transactions. Compliance with the Code of Ethics is carefully monitored and strictly enforced by the Manager.

- The Investment Advisory Agreement. A management fee is payable monthly to the Manager under the terms of the investment advisory agreement between the Manager and the Fund and is computed on the aggregate net assets of the Fund as of the close of business each day. The investment advisory agreement requires the Manager, at its expense, to provide the Fund with adequate office space, facilities and equipment, and to provide and supervise the activities of all administrative and clerical personnel required to provide effective corporate administration for the Fund, including the compilation and maintenance of records with respect to its operations, the preparation and filing of specified reports, and composition of proxy materials and registration statements for continuous public sale of shares of the Fund.

Expenses not expressly assumed by the Manager under the advisory agreement or by the Distributor under the General Distributor's Agreement are paid by the Fund. The advisory agreement lists examples of expenses paid by the Fund, the major categories of which relate to interest, taxes, brokerage commissions, fees to certain Trustees, legal and audit expenses, custodian and transfer agent expenses, share issuance costs, certain printing and registration costs and non-recurring expenses, including litigation costs. For the Fund's fiscal years ended September 30, 1994, 1995 and 1996, the management fees paid by the Fund to the Manager were $11,927,942, $16,152,873 and $19,638,352, respectively.

The Investment Advisory Agreement contains no expense limitation. However, because of state regulations limiting fund expenses that previously applied, the Manager had voluntarily undertaken that the Fund's total expenses in any fiscal year (including the investment advisory fee but exclusive of taxes, interest, brokerage commissions, distribution plan payments and any extraordinary non-recurring expenses, including litigation) would not exceed the most stringent state regulatory limitation applicable to the Fund. Due to changes in federal securities laws, such state regulations no longer apply and the Manager's undertaking is therefore inapplicable and has been withdrawn. During the Fund's last fiscal year, the Fund's expenses did not exceed the most stringent state regulatory limit and the voluntary undertaking was not invoked.
The Fund's shareholders have been asked to approve a proposed investment advisory agreement that would include the Manager's undertaking as part of its management fee rate. This Statement of Additional Information will not be supplemented if the proposed agreement is approved, because the fee paid by the Fund would not change.

The Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence in the performance of its duties, or reckless disregard for its obligations and duties thereunder, the Manager is not liable for any loss sustained by reason of good faith errors or omissions in connection with any matters to which the Agreement relates. The Agreement permits the Manager to act as investment adviser for any other person, firm or corporation and to use the name "Oppenheimer" in connection with other investment companies for which it may act as investment adviser or general distributor. If the Manager shall no longer act as investment adviser to the Fund, the right of the Fund to use the name "Oppenheimer" as part of its name may be withdrawn.

- The Distributor. Under its General Distributor's Agreement with the Fund, the Distributor acts as the Fund's principal underwriter in the continuous public offering of the Fund's Class A, Class B and Class C shares but is not obligated to sell a specific number of shares. Expenses normally attributable to sales, (excluding payments under the Distribution and Service Plans but including advertising and the cost of printing and mailing prospectuses, other than those furnished to existing shareholders), are borne by the Distributor. During the Fund's fiscal years ended September 30, 1994, 1995 and 1996, the aggregate sales charges on sales of the Fund's Class A shares were $8,458,588, $6,476,502 and $5,830,983, respectively, of which the Distributor and an affiliated broker-dealer retained in the aggregate $2,717,037, $1,984,299 and $1,861,170, in those respective years. During the Fund's fiscal year ended September 30, 1996, the contingent deferred sales charges collected on the Fund's Class B shares totaled $743,491, all of which the Distributor retained. During the same period, Class C shares contingent deferred sales charges collected totaled $6,445, all of which was retained by the Distributor. For additional information about distribution of the Fund's shares and the payments made by the Fund to the Distributor in connection with such activities, please refer to "Distribution and Service Plans," below.

-   The Transfer Agent. OppenheimerFunds Services, the Fund's
Transfer Agent, is responsible for maintaining the Fund's shareholder registry and shareholder accounting records, and for shareholder servicing and administrative functions.

Brokerage Policies of the Fund

Brokerage Provisions of the Investment Advisory Agreement. One of the duties of the Manager under the advisory agreement is to arrange the portfolio transactions for the Fund. The advisory agreement contains provisions relating to the employment of broker-dealers ("brokers") to effect the Fund's portfolio transactions.
In doing so, the Manager is authorized by the advisory agreement to employ broker-dealers, including "affiliated" brokers, as that term is defined in the Investment Company Act, as may, in its best judgment based on all relevant factors, implement the policy of the Fund to obtain, at reasonable expense, the "best execution" (prompt and reliable execution at the most favorable price obtainable) of such transactions. The Manager need not seek competitive commission bidding but is expected to minimize the commissions paid to the extent consistent with the interest and policies of the Fund as established by its Board of Trustees. Purchases of securities from underwriters include a commission or concession paid by the issuer to the underwriter, and purchases from dealers include a spread between the bid and asked price.

Under the advisory agreement, the Manager is authorized to select brokers that provide brokerage and/or research services for the Fund and/or the other accounts over which the Manager or its affiliates have investment discretion. The commissions paid to such brokers may be higher than another qualified broker would have charged if a good faith determination is made by the Manager that the commission is fair and reasonable in relation to the services provided. Subject to the foregoing considerations, the Manager may also consider sales of shares of the Fund and other investment companies managed by the Manager or its affiliates as a factor in the selection of brokers for the Fund's portfolio transactions.

Description of Brokerage Practices Followed by the Manager.
Subject to the provisions of the advisory agreement, and the procedures and rules described above, allocations of brokerage are generally made by the Manager's portfolio traders based upon recommendations from the Manager's portfolio managers. In certain instances, portfolio managers may directly place trades and allocate brokerage, also subject to the provisions of the advisory agreement and the procedures and rules described above. In either case, brokerage is allocated under the supervision of the Manager's executive officers. Transactions in securities other than those for which an exchange is the primary market are generally done with principals or market makers. Brokerage commissions are paid primarily for effecting transactions in listed securities or for certain fixed-income agency transactions in the secondary market, and are otherwise paid only if it appears likely that a better price or execution can be obtained. When the Fund engages in an option transaction, ordinarily the same broker will be used for the purchase or sale of the option and any transaction in the securities to which the option relates. When possible, concurrent orders to purchase or sell the same security by more than one of the accounts managed by the Manager or its affiliates are combined. The transactions effected pursuant to such combined orders are averaged as to price and allocated in accordance with the purchase or sale orders actually placed for each account. Option commissions may be relatively higher than those which would apply to direct purchases and sales of portfolio securities.

The research services provided by a particular broker may be useful only to one or more of the advisory accounts of the Manager and its affiliates, and investment research received for the commissions of those other accounts may be useful both to the Fund and one or more of such other accounts. Such research, which may be supplied by a third party at the instance of a broker, includes information and analyses on particular companies and industries as well as market or economic trends and portfolio strategy, receipt of market quotations for portfolio evaluations, information systems, computer hardware and similar products and services. If a research service also assists the Manager in a non-research capacity (such as bookkeeping or other administrative functions), then only the percentage or component that provides assistance to the Manager in the investment decision-making process may be paid for in commission dollars. The Board of Trustees has permitted the Manager to use concessions on fixed price offerings to obtain research, in the same manner as is permitted for agency transactions. The Board has also permitted the Manager to use stated commissions on secondary fixed-income agency trades to obtain research where the broker has represented to the Manager that: (i) the trade is not from or for the broker's own inventory,
(ii) the trade was executed by the broker on an agency basis at the stated commission, and (iii) the trade is not a riskless principal transaction.

The research services provided by brokers broaden the scope and supplement the research activities of the Manager, by making available additional views for consideration and comparisons, and by enabling the Manager to obtain market information for the valuation of securities held in the Fund's portfolio or being considered for purchase. The Board of Trustees, including the "independent" Trustees of the Fund (those Trustees of the Fund who are not "interested persons" as defined in the Investment Company Act, and who have no direct or indirect financial interest in the operation of the advisory agreement or the Distribution Plans described below) annually reviews information furnished by the Manager as to the commissions paid to brokers furnishing such services so that the Board may ascertain whether the amount of such commissions was reasonably related to the value or benefit of such services.

During the Fund's fiscal years ended September 30, 1994, 1995 and 1996, total brokerage commissions paid by the Fund (not including spreads or concessions on principal transactions on a net trade basis) were $7,714,396, $10,853,162 and $13,381,857, respectively.
During the fiscal year ended September 30, 1996, $10,127,169 was paid to brokers as commissions in return for research services; the aggregate dollar amount of those transactions was $3,411,541,434. The transactions giving rise to those commissions were allocated in accordance with the Manager's internal allocation procedures.

Performance of the Fund

Total Return Information. As described in the Prospectus, from time to time the "average annual total return," "cumulative total return," "average annual total return at net asset value" and "total return at net asset value" of an investment in a class of shares of the Fund may be advertised. An explanation of how these total returns are calculated for each class and the components of those calculations is set forth below.

The Fund's advertisements of its performance data must, under applicable rules of the Securities and Exchange Commission, include the average annual total returns for each advertised class of shares of the Fund for the 1, 5, and 10-year periods (or the life of the class, if less) ending as of the most recently-ended calendar quarter prior to the publication of the advertisement. This enables an investor to compare the Fund's performance to the performance of other funds for the same periods. However, a number of factors should be considered before using such information as a basis for comparison with other investments. An investment in the Fund is not insured; its returns and share prices are not guaranteed and normally will fluctuate on a daily basis. When redeemed, an investor's shares may be worth more or less than their original cost. Returns for any given past period are not a prediction or representation by the Fund of future returns. The returns of each class of shares of the Fund are affected by portfolio quality, the type of investments the Fund holds and its operating expenses allocated to the particular class.

- Average Annual Total Returns. The "average annual total return" of each class is an average annual compounded rate of return for each year in a specified number of years. It is the rate of return based on the change in value of a hypothetical initial investment of $1,000 ("P" in the formula below) held for a number of years ("n") to achieve an Ending Redeemable Value ("ERV") of that investment, according to the following formula:

( ERV ) 1/n
(-----)     -1 = Average Annual Total Return
(  P  )

- Cumulative Total Returns. The cumulative "total return" calculation measures the change in value of a hypothetical investment of $1,000 over an entire period of years. Its calculation uses some of the same factors as average annual total return, but it does not average the rate of return on an annual basis. Cumulative total return is determined as follows:

ERV - P
------- = Total Return
   P

In calculating total returns for Class A shares, the current maximum sales charge of 5.75% (as a percentage of the offering price) is deducted from the initial investment ("P") (unless the return is shown at net asset value, as described below). For Class B shares, the payment of the applicable contingent deferred sales charge (5.0% for the first year, 4.0% for the second year, 3.0% for the third and fourth years, 2.0% in the fifth year, 1.0% in the sixth year and none thereafter) is applied to the investment result for the period shown (unless the total return is shown at net asset value, as described below). For Class C shares, the payment of the 1.0% contingent deferred sales charge is applied to the investment result for the one-year period (or less). Total returns also assume that all dividends and capital gains distributions during the period are reinvested to buy additional shares at net asset value per share, and that the investment is redeemed at the end of the period. The "average annual total returns" on an investment in Class A shares of the Fund for the one, five and ten year periods ended September 30, 1996 were 6.49%, 9.33% and 12.26%, respectively. During a portion of the periods for which total returns are shown for Class A shares, the Fund's maximum initial sales charge rate was higher. As a result, performance of an actual investment during those periods would be less than the results shown. The cumulative "total return" on Class A shares for the ten year period ended September 30, 1996 was 217.88%. The average annual total return on an investment in Class B shares of the Fund for the 12 months ended September 30, 1996 was 7.07%. The cumulative total return on Class B shares for the period from August 17, 1993 (the commencement of the offering of the shares) through September 30, 1996 was 46.62%. The cumulative total return at net asset value of the Fund's Class C shares for the period from October 2, 1995 to September 30, 1996 was 11.34%.

- Total Returns at Net Asset Value. From time to time the Fund may also quote an average annual total return at net asset value or a cumulative total return at net asset value for Class A, Class B, or Class C shares. Each is based on the difference in net asset value per share at the beginning and the end of the period for a hypothetical investment in that class of shares (without considering front-end or contingent deferred sales charges) and takes into consideration the reinvestment of dividends and capital gains distributions. The cumulative total return at net asset value of the Fund's Class A shares for the ten-year period ended September 30, 1996 was 237.27%. The average annual total returns at net asset value for the one, five and ten-year periods ended September 30, 1996, for Class A shares were 12.98%, 10.63% and 12.93%, respectively. The cumulative total return at net asset value on the Fund's Class B shares for the fiscal period from August 17, 1993 through September 30, 1996 was 48.62%. The cumulative total return at net asset value of the Fund's Class C shares for the period from October 2, 1995 to September 30, 1996 was 12.34%.

Other Performance Comparisons. From time to time the Fund may publish the ranking of its Class A, Class B or Class C shares by Lipper Analytical Services, Inc. ("Lipper"), a widely-recognized independent mutual fund monitoring service. Lipper monitors the performance of regulated investment companies, including the Fund, and ranks their performance for various periods based on categories relating to investment objectives. The performance of the Fund's classes is ranked against (i) all other funds, (ii) all other "global" funds and (iii) all other "global" funds in a specific size category. The Lipper performance rankings are based on total returns that include the reinvestment of capital gain distributions and income dividends but do not take sales charges or taxes into consideration.

From time to time the Fund may publish the star ranking of the performance of its Class A, Class B and Class C shares by Morningstar, Inc., an independent mutual fund monitoring service. Morningstar ranks mutual funds in broad investment categories: domestic stock funds, international stock funds, taxable bond funds and municipal bond funds, based on risk-adjusted total investment returns. The Fund is ranked among international stock funds. Investment return measures a fund's or class' one, three, five and ten-year average annual total returns (depending on the inception of the fund or class) in excess of 90-day U.S. Treasury bill returns after considering the fund's sales charges and expenses. Risk measures a fund's or class' performance below 90-day U.S. Treasury bill returns. Risk and investment return are combined to produce star rankings reflecting performance relative to the average fund in the fund's category. Five stars is the "highest" ranking (top 10%), four stars is "above average" (next 22.5%), three stars is "average" (next 35%), two stars is "below average" (next 22.5%) and one star is "lowest" (bottom 10%). The current star ranking is the fund's or class' 3-year ranking or its combined 3- and 5-year ranking (weighted 60%/40%, respectively, or its combined 3-, 5- and 10-year ranking (weighted 40%, 30% and 30%, respectively), depending on the inception of the fund or class. Rankings are subject to change monthly.

The Fund may also compare its performance to that of other funds in its Morningstar Category. In addition to its star ranking, Morningstar also categorizes and compares a fund's 3-year performance based on Morningstar's classification of the fund's investments and investment style, rather than how a fund defines its investment objective. Morningstar's four broad categories (domestic equity, international equity, municipal bond and taxable bond) are each further subdivided into categories based on types of investments and investment styles. Those comparisons by Morningstar are based on the same risk and return measurements as its star rankings but do not consider the effect of sales charges.

From time to time, the Fund may include in its advertisements and sales literature performance information about the Fund cited in other newspapers and periodicals, such as The New York Times, which may include performance quotations from other sources, including Lipper.

The total return on an investment in the Fund's Class A, Class B or Class C shares may be compared with performance for the same period of the Morgan Stanley World Index, an unmanaged index of issuers on the stock exchanges of 20 foreign countries and the United States and widely recognized as a measure of global stock market performance. The performance of such Index includes a factor for the reinvestment of dividends but does not reflect expenses or taxes. The performance of the Fund's Class A, Class B or Class C shares may also be compared in publications to (i) the performance of various market indices or to other investments for which reliable performance data is available, and (ii) to averages, performance rankings or other benchmarks prepared by recognized mutual fund statistical services.

Total return information may be useful to investors in reviewing the performance of the Fund's Class A, Class B or Class C shares. However, when comparing total return of an investment in Class A, Class B or Class C shares of the Fund, a number of factors should be considered before using such information as a basis for comparison with other investments. For example, investors may also wish to compare the Fund's Class A, Class B or Class C return to the returns on fixed income investments available from banks and thrift institutions, such as certificates of deposit, ordinary interest-paying checking and savings accounts, and other forms of fixed or variable time deposits, and various other instruments such as Treasury bills. However, the Fund's returns and share price are not guaranteed by the FDIC or any other agency and will fluctuate daily, while bank depository obligations may be insured by the FDIC and may provide fixed rates of return, and Treasury bills are guaranteed as to principal and interest by the U.S. government.

From time to time, the Fund's Manager may publish rankings or ratings of the Manager (or Transfer Agent) or the investor services provided by them to shareholders of the Oppenheimer funds, other than performance rankings of the Oppenheimer funds themselves. Those ratings or rankings of shareholder/investor services by third parties may compare the Oppenheimer funds' services to those of other mutual fund families selected by the rating or ranking services and may be based upon the opinions of the rating or ranking service itself, based on its research or judgment, or based upon surveys of investors, brokers, shareholders or others.

Distribution and Service Plans

The Fund has adopted a Service Plan for Class A shares and Distribution and Service Plans for Class B and Class C shares of the Fund under Rule 12b-1 of the Investment Company Act, pursuant to which the Fund makes payments to the Distributor in connection with the distribution and/or servicing of the shares of that class, as described in the Prospectus. Each Plan has been approved by a vote of (i) the Board of Trustees of the Fund, including a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on that Plan, and (ii) the holders of a "majority" (as defined in the Investment Company Act) of the shares of each class. For the Distribution and Service Plans for Class B and Class C shares, that vote was cast by the Manager as the sole initial holder of Class B and Class C shares of the Fund.

In addition, under the Plans the Manager and the Distributor, in their sole discretion, from time to time may use their own resources (which, in the case of the Manager, may include profits from the advisory fee it receives from the Fund) to make payments to brokers, dealers or other financial institutions (each is referred to as a "Recipient" under the Plans) for distribution and administrative services they perform, at no cost to the Fund. The Distributor and the Manager may, in their sole discretion, increase or decrease the amount of payments they make to Recipients from their own resources to Recipients.

Unless terminated as described below, each Plan continues in effect from year to year but only as long as its continuance is specifically approved at least annually by the Fund's Board of Trustees and its Independent Trustees by a vote cast in person at a meeting called for the purpose of voting on such continuance.
Any Plan may be terminated at any time by the vote of a majority of the Independent Trustees or by the vote of the holders of a "majority" (as defined in the Investment Company Act) of the outstanding shares of that class. None of the Plans may be amended to increase materially the amount of payments to be made unless such amendment is approved by shareholders of the class affected by the amendment. In addition, because Class B shares of the Fund automatically convert into Class A shares after six years, the Fund is required by a Securities and Exchange Commission rule to obtain the approval of Class B as well as Class A shareholder for a proposed amendment to the Class A Plan that would materially increase the amount to be paid by Class A shares under the Class A Plan. Such approval must be by a majority of the Class A and Class B shares (as defined in the Investment Company Act), voting separately by class. All material amendments must be approved by the Independent Trustees.

While the Plans are in effect, the Treasurer of the Fund shall provide separate written reports to the Fund's Board of Trustees at least quarterly on the amount of all payments made pursuant to each Plan, the purpose for which each payment was made and the identity of each Recipient that received any payment. Those reports, including the allocations on which they are based, will be subject to the review and approval of the Independent Trustees in the exercise of their fiduciary duty. Each Plan further provides that while it is in effect, the selection and nomination of those Trustees of the Fund who are not "interested persons" of the Fund is committed to the discretion of the Independent Trustees. This does not prevent the involvement of others in such selection and nomination if the final decision on selection or nomination is approved by a majority of the Independent Trustees.

Under the Plans, no payment will be made to any Recipient in any quarter if the aggregate net asset value of all Fund shares held by the Recipient for itself and its customers, did not exceed a minimum amount, if any, that may be determined from time to time by a majority of the Fund's Independent Trustees. Initially, the Board of Trustees has set the fees at the maximum rate and set no minimum amount of the assets.

For the fiscal year ended September 30, 1996, payments under the Plan for Class A shares totaled $4,149,778, all of which was paid by the Distributor to Recipients, including $252,591 paid to MML Investor Services, Inc., an affiliate of the Distributor. Any unreimbursed expenses incurred by the Distributor with respect to Class A shares for any fiscal year may not be recovered in subsequent years. Payments received by the Distributor under the Plan for Class A shares will not be used to pay any interest expense, carrying charge, or other financial costs, or allocation of overhead by the Distributor.

The Class B Plan and the Class C Plan allow the service fee payment to be paid by the Distributor to Recipients in advance for the first year such shares are outstanding, and thereafter on a quarterly basis, as described in the Prospectus. The advance payment is based on the net asset value of Class B and Class C shares sold. An exchange of shares does not entitle the Recipient to an advance service fee payment. In the event Class B or Class
C shares are redeemed during the first year that the shares are outstanding, the Recipient will be obligated to repay a pro rata portion of the advance payment for those shares to the Distributor. Payments made under the Class B Plan during the fiscal year ended September 30, 1996, totaled $4,373,990, of which $3,701,675 was retained by the Distributor and $53,520 was paid to a dealer affiliated with the Distributor. Payments made under the Class C Plan during the fiscal year ended September 30, 1996, totaled $81,790, of which $75,623 was retained by the Distributor.

Although the Class B and Class C Plans permit the Distributor to retain both the asset-based sales charges and the service fees on such shares, or to pay Recipients the service fee on a quarterly basis, without payment in advance, the Distributor presently intends to pay the service fee to Recipients in the manner described above. A minimum holding period may be established from time to time under the Class B Plan and the Class C Plan by the Board. Initially, the Board has set no minimum holding period. All payments under the Class B Plan and the Class C Plan are subject to the limitations imposed by the Conduct Rules of the National Association of Securities Dealers, Inc., on payments of asset-based sales charges and service fees.

Asset-based sales charge payments are designed to permit an investor to purchase shares of the Fund without the assessment of a front-end sales load and at the same time permit the Distributor to compensate brokers and dealers in connection with the sale of Class B and Class C shares of the Fund. The Distributor's actual distribution expenses for any given year may exceed the aggregate of payments received pursuant to the Class B Plan and Class C Plan and from contingent deferred sales charges.

The Class C Plan provides for the distributor to be compensated at a flat rate, whether the Distributor's distribution expenses are more or less than the amounts paid by the Fund during that period. Payments under the Class C and Class B Plans are made in recognition that the Distributor (i) pays sales commissions to authorized brokers and dealers at the time of sale and pays service fees as described in the Prospectus, (ii) may finance such commissions and/or the advance of the service fee payment to Recipients under those Plans, or may provide such financing from its own resources, or from an affiliate, (iii) employs personnel to support distribution of shares, and (iv) may bear the costs of sales literature, advertising and prospectuses (other than those furnished to current shareholders), state "blue sky" registration fees and certain other distribution expenses. The Fund's Board of Trustees has also proposed that the Class B Plan provide for the Distributor to be compensated at a flat rate, whether the Distributor's distribution expenses are more or less than the amounts paid by the Fund during that period. The Statement of Additional Information will not be updated if shareholders approve such a new Class B Plan.

ABOUT YOUR ACCOUNT

How To Buy Shares

Alternative Sales Arrangements - Class A, Class B and Class C Shares. The availability of three classes of shares permits the individual investor to choose the method of purchasing shares that is more beneficial to the investor depending on the amount of the purchase, the length of time the investor expects to hold shares and other relevant circumstances. Investors should understand that the purpose and function of the deferred sales charge and asset-based sales charge with respect to Class B and Class C shares are the same as those of the initial sales charge with respect to Class A shares. Any salesperson or other person entitled to receive compensation for selling Fund shares may receive different compensation with respect to one class of shares than the other. The Distributor normally will not accept any order for $500,000 or $1 million or more of Class B or Class C shares, respectively, on behalf of a single investor (not including dealer "street name" or omnibus accounts) because generally it will be more advantageous for that investor to purchase Class A shares of the Fund instead.

The three classes of shares each represent an interest in the same portfolio investments of the Fund. However, each class has different shareholder privileges and features. The net income attributable to Class B and Class C shares and the dividends payable on such shares will be reduced by incremental expenses borne solely by those classes, including the asset-based sales charge to which both classes of shares are subject.

The conversion of Class B shares to Class A shares after six years is subject to the continuing availability of a private letter ruling from the Internal Revenue Service, or an opinion of counsel or tax adviser, to the effect that the conversion of Class B shares does not constitute a taxable event for the holder under Federal income tax law. If such a revenue ruling or opinion is no longer available, the automatic conversion feature may be suspended, in which event no further conversions of Class B shares would occur while such suspension remained in effect. Although Class B shares could then be exchanged for Class A shares on the basis of relative net asset value of the two classes, without the imposition of a sales charge or fee, such exchange could constitute a taxable event for the holder, and absent such exchange, Class B shares might continue to be subject to the asset-based sales charge for longer than six years.

The methodology for calculating the net asset value, dividends and distributions of the Fund's Class A, Class B and Class C shares recognizes two types of expenses. General expenses that do not pertain specifically to either class are allocated pro rata to the shares of each class, based on the percentage of the net assets of such class to the Fund's total assets, and then equally to each outstanding share within a given class. Such general expenses include (a) management fees, (b) legal, bookkeeping and audit fees,
(c) printing and mailing costs of shareholder reports, Prospectuses, Statements of Additional Information and other materials for current shareholders, (d) fees to Independent Trustees, (v) custodian expenses, (vi) share issuance costs, (vii) organization and start-up costs, (viii) interest, taxes and brokerage commissions, and (ix) non-recurring expenses, such as litigation costs. Other expenses that are directly attributable to a class are allocated equally to each outstanding share within that class. Such expenses include (a) Distribution Plan fees, (b) incremental transfer and shareholder servicing agent fees and expenses, (c) registration fees and (d) shareholder meeting expenses, to the extent that such expenses pertain to a specific class rather than to the Fund as a whole.

Determination of Net Asset Values Per Share. The net asset values per share of Class A, Class B and Class C shares of the Fund are determined as of the close of business of The New York Stock Exchange (the "Exchange") on each day that the Exchange is open, by dividing the value of the Fund's net assets attributable to that class by the number of shares of that class that are outstanding. The Exchange normally closes at 4:00 P.M. New York time, but may close earlier on some days (for example, in case of weather emergencies or on days falling before a holiday). The Exchange's most recent annual holiday schedule (which is subject to change) states that it will close on New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. It may also close on other days. The Fund may invest a substantial portion of its assets in foreign securities primarily listed on foreign exchanges or in foreign over-the counter markets that may trade on Saturdays or customary U.S. business holidays on which the Exchange is closed. Because the Fund's net asset value will not be calculated on those days, the Fund's net asset values per share of Class A, Class B and Class C shares of the Fund may be significantly affected at times when shareholders cannot purchase or redeem shares.

The Fund's Board of Trustees has established procedures for the valuation of the Fund's securities, generally as follows: (i) equity securities traded on a U.S. securities exchange or on the NASDAQ for which last sale information regularly reported are valued at the last reported sale prices on their primary exchange or NASDAQ that day (or, in the absence of sales that day, at values based on the last sale prices of the preceding trading day, or closing bid prices that day); (ii) securities traded on a foreign securities exchange are valued generally at the last sales price available to the pricing service approved by the Fund's Board of Trustees or to the Manager as reported by the principal exchange on which the security is traded, or at the mean between "bid" and "asked" prices obtained from the principal exchange or two active market makers in the security on the basis of reasonable inquiry;
(iii) long-term debt securities having a remaining maturity in excess of 60 days are valued based on the mean between the "bid" and "asked" prices determined by a portfolio pricing service approved by the Fund's Board of Trustees or obtained by the Manager from two active market makers in the security on the basis of reasonable inquiry; (iv) debt instruments having a maturity of more than 397 days when issued, and non-money market type instruments having a maturity of 397 days or less when issued, which have a remaining maturity of 60 days or less are valued at the mean between "bid" and "asked" prices determined by a pricing service approved by the Fund's Board of Trustees or obtained by the Manager from two active market makers in the security on the basis of reasonable inquiry; (v) money market debt securities that had a maturity of less than 397 days when issued that have a remaining maturity of 60 days or less are valued at cost, adjusted for amortization of premiums and accretion of discounts; and (vi) securities (including restricted securities) not having readily-available market quotations are valued at fair value determined under the Board's procedures. If the Manager is unable to locate two market makers willing to give quotes (see (ii), (iii) and (iv) above), the security may be priced at the mean between the "bid" and "ask" prices provided by a single active market maker (which in certain cases may be the bid price if no asked price is available).

In the case of U.S. Government Securities, mortgage-backed securities, foreign securities and corporate bonds, when last sale information is not generally available, such pricing procedures may include "matrix" comparisons to the prices for comparable instruments on the basis of quality, yield, maturity and other special factors involved. The Manager may use pricing services approved by the Board of Trustees to price U.S. Government Securities, mortgage-backed securities, foreign government securities and corporate bonds for which last sale information is not generally available. The Manager will monitor the accuracy of such pricing services which may include comparing prices used for portfolio evaluation to actual sales prices of selected securities.

Trading in securities on European and Asian exchanges and over-the-counter markets is normally completed before the close of the NYSE. Events affecting the values of foreign securities traded in securities markets that occur between the time their prices are determined and the close of the NYSE will not be reflected in the Fund's calculation of net asset value unless the Board of Trustees or the Manager, under procedures established by the Board of Trustees, determines that the particular event is likely to effect a material change in the value of such security. Foreign currency, including forward contracts, will be valued at the closing price in the London foreign exchange market that day as provided by a reliable bank, dealer or pricing service. The values of securities denominated in foreign currency will be converted to U.S. dollars at the closing price in the London foreign exchange market that day as provided by a reliable bank, dealer or pricing service.

Puts, calls and Futures are valued at the last sales price on the principal exchange on which they are traded, or on NASDAQ, as applicable, as determined by a pricing service approved by the Board of Trustees or by the Manager. If there were no sales that day, value shall be the last sale price on the preceding trading day if it is within the spread of the closing bid and asked prices on the principal exchange or on NASDAQ on the valuation date, or, if not, value shall be the closing bid price on the principal exchange or on NASDAQ on the valuation date. If the put, call or future is not traded on an exchange or on NASDAQ, it shall be valued at the mean between bid and asked prices obtained by the Manager from two active market makers (which in certain cases may be the bid price if no asked price is available).

When the Fund writes an option, an amount equal to the premium received is included in the Fund's Statement of Assets and Liabilities as an asset, and an equivalent credit is included in the liability section. The credit is adjusted ("marked-to-market") to reflect the current market value of the call or put. In determining the Fund's gain on investments, if a call written by the Fund is exercised, the proceeds are increased by the premium received. If a call or put written by the Fund expires, the Fund has a gain in the amount of the premium; if the Fund enters into a closing purchase transaction, it will have a gain or loss depending on whether the premium received was more or less than the cost of the closing transaction. If the Fund exercises a put it holds, the amount the Fund receives on its sale of the underlying investment is reduced by the amount of premium paid by the Fund.

AccountLink. When shares are purchased through AccountLink, each purchase must be at least $25.00. Shares will be purchased on the regular business day the Distributor is instructed to initiate the Automated Clearing House ("ACH") transfer to buy shares. Dividends will begin to accrue on shares purchased by the proceeds of ACH transfers on the business day the Fund receives Federal Funds for the purchase through the ACH system before the close of The New York Stock Exchange. The Exchange normally closes at 4:00 P.M., but may close earlier on certain days. If Federal Funds are received on a business day after the close of the Exchange, the shares will be purchased and dividends will begin to accrue on the next regular business day. The proceeds of ACH transfers are normally received by the Fund 3 days after the transfers are initiated. The Distributor and the Fund are not responsible for any delays in purchasing shares resulting from delays in ACH transmissions.

Reduced Sales Charges. As discussed in the Prospectus, a reduced sales charge rate may be obtained for Class A shares under Right of Accumulation and Letters of Intent because of the economies of sales efforts and reduction in expenses realized by the Distributor, dealers and brokers making such sales. No sales charge is imposed in certain other circumstances described in the Prospectus because the Distributor incurs little or no selling expenses. The term "immediate family" refers to one's spouse, children, grandchildren, grandparents, parents, parents-in-law, brothers and sisters, aunts, uncles, nieces and nephews, sons- and daughters-in-law, a sibling's spouse and a spouse's siblings.

- The Oppenheimer Funds. The Oppenheimer funds are those mutual funds for which the Distributor acts as the distributor or the sub-distributor and include the following:


Oppenheimer Municipal Bond Fund
Oppenheimer New York Municipal Fund
Oppenheimer California Municipal Fund
Oppenheimer Intermediate Municipal Fund
Oppenheimer Insured Municipal Fund
Oppenheimer Main Street California Municipal Fund
Oppenheimer Florida Municipal Fund
Oppenheimer Pennsylvania Municipal Fund
Oppenheimer New Jersey Municipal Fund
Oppenheimer Fund
Oppenheimer Discovery Fund
Oppenheimer Capital Appreciation Fund
Oppenheimer Growth Fund
Oppenheimer Equity Income Fund
Oppenheimer Value Stock Fund
Oppenheimer Asset Allocation Fund
Oppenheimer Total Return Fund, Inc.
Oppenheimer Main Street Income & Growth Fund
Oppenheimer Enterprise Fund
Oppenheimer International Growth Fund
Oppenheimer Developing Markets Fund
Oppenheimer Disciplined Allocation Fund
Oppenheimer Disciplined Value Fund
Oppenheimer LifeSpan Balanced Fund
Oppenheimer LifeSpan Income Fund
Oppenheimer LifeSpan Growth Fund
Oppenheimer High Yield Fund
Oppenheimer Champion Income Fund
Oppenheimer Bond Fund
Oppenheimer U.S. Government Trust
Oppenheimer Limited-Term Government Fund
Oppenheimer Global Fund
Oppenheimer Global Emerging Growth Fund
Oppenheimer Global Growth & Income Fund
Oppenheimer Gold & Special Minerals Fund
Oppenheimer Strategic Income Fund
Oppenheimer Strategic Income & Growth Fund
Oppenheimer International Bond Fund
Oppenheimer Quest Global Value Fund, Inc.
Oppenheimer Quest Value Fund, Inc.
Oppenheimer Quest Opportunity Value Fund
Oppenheimer Quest Small Cap Value Fund
Oppenheimer Quest Growth & Income Value Fund
Oppenheimer Quest Officers Value Fund

Rochester Fund Municipals
Bond Fund Series - The Bond Fund for Growth
Rochester Portfolio Series - Limited Term New York Municipal Fund

and the following "Money Market Funds":

Oppenheimer Money Market Fund, Inc.
Oppenheimer Cash Reserves
Centennial Money Market Trust
Centennial Tax Exempt Trust
Centennial Government Trust
Centennial New York Tax Exempt Trust
Centennial California Tax Exempt Trust
Centennial America Fund, L.P.
Daily Cash Accumulation Fund, Inc.

There is an initial sales charge on the purchase of Class A shares of each of the Oppenheimer funds except Money Market Funds (under certain circumstances described herein, redemption proceeds of Money Market Fund shares may be subject to a contingent deferred sales charge). Current shareholders of Rochester Fund Municipals, The Bond Fund for Growth or Limited Term New York Municipal Fund (collectively referred to as the "Rochester Funds") may exchange their shares for the same class of shares in any of the Oppenheimer funds listed above. However, no exchange of shares of any Oppenheimer fund for shares of any Rochester Funds is currently permitted.

Letters of Intent. A Letter of Intent (referred to as a "Letter") is an investor's statement in writing to the Distributor of the intention to purchase Class A shares or Class A and Class B shares of the Fund (and other Oppenheimer funds) during a 13-month period (the "Letter of Intent period"), which may, at the investor's request, include purchases made up to 90 days prior to the date of the Letter. The Letter states the investor's intention to make the aggregate amount of purchases of shares which, when added to the investor's holdings of shares of those funds, will equal or exceed the amount specified in the Letter. Purchases made by reinvestment of dividends or distributions of capital gains and purchases made at net asset value without sales charge do not count toward satisfying the amount of the Letter. A Letter enables an investor to count the Class A and Class B shares purchased under the Letter to obtain the reduced sales charge rate on purchases of Class A shares of the Fund (and other Oppenheimer funds) that applies under the Right of Accumulation to current purchases of Class A shares. Each purchase of Class A shares under the Letter will be made at the public offering price applicable to a single lump-sum purchase of shares in the amount intended to be purchased as described in the Prospectus.

In submitting a Letter, the investor makes no commitment to purchase shares, but if the investor's purchases of shares within the Letter of Intent period, when added to the value (at offering price) of the investor's holdings of shares on the last day of that period, do not equal or exceed the intended purchase amount, the investor agrees to pay the additional amount of sales charge applicable to such purchases, as set forth in "Terms of Escrow," below (as those terms may be amended from time to time). The investor agrees that shares equal in value to 5% of the intended purchase amount will be held in escrow by the Transfer Agent subject to the Terms of Escrow. Also, the investor agrees to be bound by the terms of the Prospectus, this Statement of Additional Information and the Application used for such Letter of Intent, and if such terms are amended, as they may be from time to time by the Fund, that those amendments will apply automatically to existing Letters of Intent.

For purchases of shares of the Fund and other Oppenheimer funds by OppenheimerFunds prototype 401(k) plans under a Letter of Intent, the Transfer Agent will not hold shares in escrow. If the intended purchases amount under the Letter entered into by an OppenheimerFunds prototype 401(k) plan is not purchased by the plan by the end of the Letter of Intent period, there will be no adjustment of commission paid to the broker-dealer or financial institution of record for accounts held in the name of that plan.

If the total eligible purchases made during the Letter of Intent period do not equal or exceed the intended purchase amount, the commissions previously paid to the dealer of record for the account and the amount of sales charge retained by the Distributor will be adjusted to the rates applicable to actual purchases. If total eligible purchases during the Letter of Intent period exceed the intended purchase amount and exceed the amount needed to qualify for the next sales charge rate reduction set forth in the applicable prospectus, the sales charges paid will be adjusted to the lower rate, but only if and when the dealer returns to the Distributor the excess of the amount of commissions allowed or paid to the dealer over the amount of commissions that apply to the actual amount of purchases. The excess commissions returned to the Distributor will be used to purchase additional shares for the investor's account at the net asset value per share in effect on the date of such purchase, promptly after the Distributor's receipt thereof.

In determining the total amount of purchases made under a Letter, shares redeemed by the investor prior to the termination of the Letter of Intent period will be deducted. It is the responsibility of the dealer of record and/or the investor to advise the Distributor about the Letter in placing any purchase orders for the investor during the Letter of Intent period. All of such purchases must be made through the Distributor.

-- Terms of Escrow That Apply to Letters of Intent.

1. Out of the initial purchase (or subsequent purchases if necessary) made pursuant to a Letter, shares of the Fund equal in value to 5% of the intended purchase amount specified in the Letter shall be held in escrow by the Transfer Agent. For example, if the intended purchase amount is $50,000, the escrow shall be shares valued in the amount of $2,500 (computed at the public offering price adjusted for a $50,000 purchase). Any dividends and capital gains distributions on the escrowed shares will be credited to the investor's account.

2. If the intended purchase amount specified under the Letter is completed within the thirteen-month Letter of Intent period, the escrowed shares will be promptly released to the investor.

3. If, at the end of the thirteen-month Letter of Intent period the total purchases pursuant to the Letter are less than the intended purchase amount specified in the Letter, the investor must remit to the Distributor an amount equal to the difference between the dollar amount of sales charges actually paid and the amount of sales charges which would have been paid if the total amount purchased had been made at a single time. Such sales charge adjustment will apply to any shares redeemed prior to the completion of the Letter. If such difference in sales charges is not paid within twenty days after a request from the Distributor or the dealer, the Distributor will, within sixty days of the expiration of the Letter, redeem the number of escrowed shares necessary to realize such difference in sales charges. Full and fractional shares remaining after such redemption will be released from escrow. If a request is received to redeem escrowed shares prior to the payment of such additional sales charge, the sales charge will be withheld from the redemption proceeds.

4. By signing the Letter, the investor irrevocably constitutes and appoints the Transfer Agent as attorney-in-fact to surrender for redemption any or all escrowed shares.

5. The shares eligible for purchase under the Letter (or the holding of which may be counted toward completion of a Letter) include (a) Class A shares sold with a front-end sales charge or subject to a Class A contingent deferred sales charge, (b) Class B shares acquired subject to a contingent deferred sales charge, and
(c) Class A or B shares acquired in exchange for either (i) Class
A shares of one of the other Oppenheimer funds that were acquired subject to a Class A initial or contingent deferred sales charge or
(ii) Class B shares of one of the other Oppenheimer funds that were acquired subject to a contingent deferred sales charge.

6. Shares held in escrow hereunder will automatically be exchanged for shares of another fund to which an exchange is requested, as described in the section of the Prospectus entitled "How to Exchange Shares," and the escrow will be transferred to that other fund.

Asset Builder Plans. To establish an Asset Builder Plan from a bank account, a check (minimum $25) for the initial purchase must accompany the application. Shares purchased by Asset Builder Plan payments from bank accounts are subject to the redemption restrictions for recent purchases described in "How To Sell Shares," in the Prospectus. Asset Builder Plans also enable shareholders of Oppenheimer Cash Reserves to use those accounts for monthly automatic purchases of shares of up to four other Oppenheimer funds.

There is a front-end sales charge on the purchase of certain Oppenheimer funds, or a contingent deferred sales charge may apply to shares purchased by Asset Builder payments. An application should be obtained from the Distributor, completed and returned, and a prospectus of the selected fund(s) should be obtained from the Distributor or your financial advisor before initiating Asset Builder payments. The amount of the Asset Builder investment may be changed or the automatic investments may be terminated at any time by writing to the Transfer Agent. A reasonable period (approximately 15 days) is required after the Transfer Agent's receipt of such instructions to implement them. The Fund reserves the right to amend, suspend, or discontinue offering such plans at any time without prior notice.

Cancellation of Purchase Orders. Cancellation of purchase orders for the Fund's shares (for example, when a purchase check is returned to the Fund unpaid) causes a loss to be incurred when the net asset value of the Fund's shares on the cancellation date is less than on the purchase date. That loss is equal to the amount of the decline in the net asset value per share multiplied by the number of shares in the purchase order. The investor is responsible for that loss. If the investor fails to compensate the Fund for the loss, the Distributor will do so. The Fund may reimburse the Distributor for that amount by redeeming shares from any account registered in that investor's name, or the Fund or the Distributor may seek other redress.

The term "group retirement plan" means any qualified or non-qualified retirement plan (including 457 plans, SEPs, SARSEPs, 403(b)) plans, and SIMPLE plans) for employees of a corporation or a sole proprietorship, members and employees of a partnership or association or other organized group of persons (the members of which may include all members of the group participating in the plan purchase Class A shares of the Fund through a single investment dealer, broker or other financial institution designated by the group.

Retirement Plans. In describing certain types of employee benefit plans that may purchase Class A shares without being subject to the Class A contingent deferred sales charge, the term "employee benefit plan" means any plan or arrangement, whether or not "qualified" under the Internal Revenue Code, including, medical savings accounts, payroll deduction plans or similar plans in which Class A shares are purchased by a fiduciary or other person for the account of participants who are employees of a single employer or of affiliated employers, if the Fund account is registered in the name of the fiduciary or other person for the benefit of participants in the plan.

The term "group retirement plan" means any qualified or non-qualified retirement plan (including 457 plans, SEPs, SARSEPs, 403(b) plans, and SIMPLE plans) for employees of a corporation or a sole proprietorship, members and employees of a partnership or association or other organized group of persons (the members of which may include other groups), if the group has made special arrangements with the Distributor and all members of the group participating in the plan purchase Class A shares of the Fund through a single investment dealer, broker or other financial institution designated by the group.

How to Sell Shares

Information on how to sell shares of the Fund is stated in the Prospectus. The information below supplements the terms and conditions for redemptions set forth in the Prospectus.

- Involuntary Redemptions. The Fund's Board of Trustees has the right to cause the involuntary redemption of the shares held in any account if the aggregate net asset value of those shares is less than $500 or such lesser amount as the Board may fix. The Board of Trustees will not cause the involuntary redemption of shares in an account if the aggregate net asset value of the shares has fallen below the stated minimum solely as a result of market fluctuations. Should the Board elect to exercise this right, it may also fix, in accordance with the Investment Company Act, the requirements for any notice to be given to the shareholders in question (not less than 30 days), or the Board may set requirements for granting permission to the Shareholder to increase the investment, and set other terms and conditions so that the shares would not be involuntarily redeemed.

- Payments "In Kind". The Prospectus states that payment for shares tendered for redemption is ordinarily made in cash.
However, the Board of Trustees of the Fund may determine that it would be detrimental to the best interests of the remaining shareholders of the Fund to make payment of a redemption order wholly or partly in cash. In that case the Fund may pay the redemption proceeds in whole or in part by a distribution "in kind" of securities from the portfolio of the Fund, in lieu of cash, in conformity with applicable rules of the Securities and Exchange Commission. The Fund has elected to be governed by Rule 18f-1 under the Investment Company Act, pursuant to which the Fund is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1% of the net assets of the Fund during any 90-day period for any one shareholder. If shares are redeemed in kind, the redeeming shareholder might incur brokerage or other costs in selling the securities for cash. The method of valuing securities used to make redemptions in kind will be the same as the method the Fund uses to value its portfolio securities described above under the "Determination of Net Asset Values Per Share" and that valuation will be made as of the time the redemption price is determined.

Reinvestment Privilege. Within six months of a redemption, a shareholder may reinvest all or part of the redemption proceeds of
(i) Class A shares that you purchased subject to an initial sales charge, or the Class A contingent deferred sales charge when you redeemed them or (ii) Class B shares that were subject to the Class B contingent deferred sales charge when you redeemed them, without sales charge. This privilege does not apply to Class C shares.
The reinvestment may be made without sales charge only in Class A shares of the Fund or any of the other Oppenheimer funds into which shares of the Fund are exchangeable as described below, at the net asset value next computed after the Transfer Agent receives the reinvestment order. The shareholder must ask the Distributor for that privilege at the time of reinvestment. Any capital gain that was realized when the shares were redeemed is taxable, and reinvestment will not alter any capital gains tax payable on that gain. If there has been a capital loss on the redemption, some or all of the loss may not be tax deductible, depending on the timing and amount of the reinvestment. Under the Internal Revenue Code, if the redemption proceeds of Fund shares on which a sales charge was paid are reinvested in shares of the Fund or another of the Oppenheimer funds within 90 days of payment of the sales charge, the shareholder's basis in the shares of the Fund that were redeemed may not include the amount of the sales charge paid. That would reduce the loss or increase the gain recognized from the redemption. However, in that case the sales charge would be added to the basis of the shares acquired by the reinvestment of the redemption proceeds. The Fund may amend, suspend or cease offering this reinvestment privilege at any time as to shares redeemed after the date of such amendment, suspension or cessation.

Transfers of Shares. Shares are not subject to the payment of a contingent deferred sales charge of any class at the time of transfer to the name of another person or entity (whether the transfer occurs by absolute assignment, gift or bequest, not involving, directly or indirectly, a public sale). The transferred shares will remain subject to the contingent deferred sales charge, calculated as if the transferee shareholder had acquired the transferred shares in the same manner and at the same time as the transferring shareholder. If less than all shares held in an account are transferred, and some but not all shares in the account would be subject to a contingent deferred sales charge if redeemed at the time of transfer, the priorities described in the Prospectus under "How to Buy Shares" for the imposition of the Class B or the Class C contingent deferred sales charge will be followed in determining the order in which shares are transferred.

Distributions From Retirement Plans. Requests for distributions from OppenheimerFunds-sponsored IRAs, 403(b)(7) custodial plans, 401(k) plans, or pension or profit-sharing plans should be addressed to "Trustee, Oppenheimer funds Retirement Plans," c/o the Transfer Agent at its address listed in "How To Sell Shares" in the Prospectus or on the back cover of this Statement of Additional Information. The request must: (i) state the reason for the distribution; (ii) state the owner's awareness of tax penalties if the distribution is premature; and (iii) conform to the requirements of the plan and the Fund's other redemption requirements. Participants (other than self-employed persons maintaining a plan account in their own name) in OppenheimerFunds-sponsored prototype pension, profit-sharing plans or 401(k) plans may not directly redeem or exchange shares held for their accounts under those plans. The employer or plan administrator must sign the request. Distributions from pension and profit sharing plans are subject to special requirements under the Internal Revenue Code and certain documents (available from the Transfer Agent) must be completed before the distribution may be made. Distributions from retirement plans are subject to withholding requirements under the Internal Revenue Code, and IRS Form W-4P (available from the Transfer Agent) must be submitted to the Transfer Agent with the distribution request, or the distribution may be delayed. Unless the shareholder has provided the Transfer Agent with a certified tax identification number, the Internal Revenue Code requires that tax be withheld from any distribution even if the shareholder elects not to have tax withheld. The Fund, the Manager, the Distributor, the Trustee and the Transfer Agent assume no responsibility to determine whether a distribution satisfies the conditions of applicable tax laws and will not be responsible for any tax penalties assessed in connection with a distribution.

Special Arrangements for Repurchase of Shares from Dealers and Brokers. The Distributor is the Fund's agent to repurchase its shares from authorized dealers or brokers on behalf of their customers. The shareholder should contact the broker or dealer to arrange this type of redemption. The repurchase price per share will be the net asset value next computed after the Distributor receives the order placed by the dealer or broker, except that if the Distributor receives a repurchase order from a dealer or broker after the close of The New York Stock Exchange on a regular business day, it will be processed at that day's net asset value if the order was received by the dealer or broker from its customers prior to the time the Exchange closes (normally that is 4:00 P.M., but may be earlier some days) and the order was transmitted to and received by the Distributor prior to its close of business that day (normally 5:00 P.M.). Ordinarily, for accounts redeemed by a broker-dealer under this procedure, payment will be made within three business days after the shares have been redeemed upon the Distributor's receipt of the required redemption documents in proper form, with the signature(s) of the registered owners guaranteed on the redemption document as described in the Prospectus.

Automatic Withdrawal and Exchange Plans. Investors owning shares of the Fund valued at $5,000 or more can authorize the Transfer Agent to redeem shares (minimum $50) automatically on a monthly, quarterly, semi-annual or annual basis under an Automatic Withdrawal Plan. Shares will be redeemed three business days prior to the date requested by the shareholder for receipt of the payment. Automatic withdrawals of up to $1,500 per month may be requested by telephone if payments are to be made by check payable to all shareholders of record and sent to the address of record for the account (and if the address has not been changed within the prior 30 days). Required minimum distributions from OppenheimerFunds-sponsored retirement plans may not be arranged on this basis. Payments are normally made by check, but shareholders having AccountLink privileges (see "How To Buy Shares") may arrange to have Automatic Withdrawal Plan payments transferred to the bank account designated on the OppenheimerFunds New Account Application or signature-guaranteed instructions. The Fund cannot guarantee receipt of a payment on the date requested and reserves the right to amend, suspend or discontinue offering such plans at any time without prior notice. Because of the sales charge assessed on Class A share purchases, shareholders should not make regular additional Class A share purchases while participating in an Automatic Withdrawal Plan. Class B and Class C shareholders should not establish withdrawal plans, because of the imposition of the contingent deferred sales charge on such withdrawals (except where the Class B or the Class C contingent deferred sales charge is waived as described in the Prospectus in "Waivers of Class B and Class C Sales Charges").

By requesting an Automatic Withdrawal or Exchange Plan, the shareholder agrees to the terms and conditions applicable to such plans, as stated below and in the provisions of the OppenheimerFunds Application relating to such Plans, as well as the Prospectus. These provisions may be amended from time to time by the Fund and/or the Distributor. When adopted, such amendments will automatically apply to existing Plans.

- Automatic Exchange Plans. Shareholders can authorize the Transfer Agent (on the OppenheimerFunds Application or signature-guaranteed instructions) to exchange a pre-determined amount of shares of the Fund for shares (of the same class) of other Oppenheimer funds automatically on a monthly, quarterly, semi-annual or annual basis under an Automatic Exchange Plan. The minimum amount that may be exchanged to each other fund account is $25. Exchanges made under these plans are subject to the restrictions that apply to exchanges as set forth in "How to Exchange Shares" in the Prospectus and below in this Statement of Additional Information.

- Automatic Withdrawal Plans. Fund shares will be redeemed as necessary to meet withdrawal payments. Shares acquired without a sales charge will be redeemed first and shares acquired with reinvested dividends and capital gains distributions will be redeemed next, followed by shares acquired with a sales charge, to the extent necessary to make withdrawal payments. Depending upon the amount withdrawn, the investor's principal may be depleted. Payments made under withdrawal plans should not be considered as a yield or income on your investment. It may not be desirable to purchase additional Class A shares while making automatic withdrawals because of the sales charges that apply to purchases when made. Accordingly, a shareholder normally may not maintain an Automatic Withdrawal Plan while simultaneously making regular purchases of Class A shares.

The Transfer Agent will administer the investor's Automatic Withdrawal Plan (the "Plan") as agent for the investor (the "Planholder") who executed the Plan authorization and application submitted to the Transfer Agent. Neither the Fund nor the Transfer Agent shall incur any liability to the Planholder for any action taken or omitted by the Transfer Agent in good faith to administer the Plan. Certificates will not be issued for shares of the Fund purchased for and held under the Plan, but the Transfer Agent will credit all such shares to the account of the Planholder on the records of the Fund. Any share certificates held by a Planholder may be surrendered unendorsed to the Transfer Agent with the Plan application so that the shares represented by the certificate may be held under the Plan.

For accounts subject to Automatic Withdrawal Plans, distributions of capital gains must be reinvested in shares of the Fund, which will be done at net asset value without a sales charge. Dividends on shares held in the account may be paid in cash or reinvested.

Redemptions of shares needed to make withdrawal payments will be made at the net asset value per share determined on the redemption date. Checks or ACH transfer payments of the proceeds of Plan withdrawals will normally be transmitted three business days prior to the date selected for receipt of the payment (receipt of payment on the date selected cannot be guaranteed), according to the choice specified in writing by the Planholder.

The amount and the interval of disbursement payments and the address to which checks are to be mailed or AccountLink payments are to be sent may be changed at any time by the Planholder by writing to the Transfer Agent. The Planholder should allow at least two weeks' time in mailing such notification for the requested change to be put in effect. The Planholder may, at any time, instruct the Transfer Agent by written notice (in proper form in accordance with the requirements of the then-current Prospectus of the Fund) to redeem all, or any part of, the shares held under the Plan. In that case, the Transfer Agent will redeem the number of shares requested at the net asset value per share in effect in accordance with the Fund's usual redemption procedures and will mail a check for the proceeds to the Planholder.

The Plan may be terminated at any time by the Planholder by writing to the Transfer Agent. A Plan may also be terminated at any time by the Transfer Agent upon receiving directions to that effect from the Fund. The Transfer Agent will also terminate a Plan upon receipt of evidence satisfactory to it of the death or legal incapacity of the Planholder. Upon termination of a Plan by the Transfer Agent or the Fund, shares that have not been redeemed from the account will be held in uncertificated form in the name of the Planholder, and the account will continue as a dividend-reinvestment, uncertificated account unless and until proper instructions are received from the Planholder or his or her executor or guardian, or other authorized person.

To use Class A shares held under the Plan as collateral for a debt, the Planholder may request issuance of a portion of the Class A shares in certificated form. Share certificates are not issued for Class B shares or Class C shares. Upon written request from the Planholder, the Transfer Agent will determine the number of Class
A shares for which a certificate may be issued without causing the withdrawal checks to stop because of exhaustion of uncertificated shares needed to continue payments. However, should such uncertificated shares become exhausted, Plan withdrawals will terminate.

If the Transfer Agent ceases to act as transfer agent for the Fund, the Planholder will be deemed to have appointed any successor transfer agent to act as agent in administering the Plan.

How To Exchange Shares

As stated in the Prospectus, shares of a particular class of Oppenheimer funds having more than one class of shares may be exchanged only for shares of the same class of other Oppenheimer funds. Shares of the Oppenheimer funds that have a single class without a class designation are deemed "Class A" shares for this purpose. All Oppenheimer funds offer Class A, Class B and Class C shares, except Oppenheimer Money Market Fund, Inc., Centennial Money Market Trust, Centennial Tax-Exempt Trust, Centennial Government Trust, Centennial New York Tax-Exempt Trust, Centennial California Tax-Exempt Trust, Centennial America Fund, L.P., and Daily Cash Accumulation Fund, Inc., which only offer Class A shares and Oppenheimer Main Street California Municipal Fund, which only offers Class A and Class B shares (Class B and Class C shares of Oppenheimer Cash Reserves are generally available only by exchange from the same class of shares of other Oppenheimer funds or through OppenheimerFunds sponsored 401(k) plans). A current list showing which funds offer which classes can be obtained by calling the Distributor at 1-800-525-7048.

Class A shares of Oppenheimer funds may be exchanged at net asset value for shares of any Money Market Fund. Shares of any Money Market Fund purchased without a sales charge may be exchanged for shares of Oppenheimer funds offered with a sales charge upon payment of the sales charge (or, if applicable, may be used to purchase shares of Oppenheimer funds subject to a contingent deferred sales charge). However, shares of Oppenheimer Money Market Fund, Inc., purchased with the redemption proceeds of shares of other mutual funds (other than funds managed by the Manager or its subsidiaries) redeemed within the 12 months prior to that purchase may subsequently be exchanged for shares of other Oppenheimer funds without being subject to an initial or contingent deferred sales charge, whichever is applicable. To qualify for this privilege, the investor or the investor's dealer must notify the Distributor of eligibility for this privilege at the time the shares of Oppenheimer Money Market Fund, Inc., are purchased, and, if requested, must supply proof of entitlement to this privilege.


Shares of this Fund acquired by reinvestment of dividends or distributions from any other of the Oppenheimer funds except Oppenheimer Cash Reserves or from any unit investment trust for which reinvestment arrangements have been made with the Distributor may be exchanged at net asset value for shares of any of the Oppenheimer funds. No contingent deferred sales charge is imposed on exchanges of shares of any class purchased subject to a contingent deferred sales charge. However, when Class A shares acquired by exchange of Class A shares of other Oppenheimer funds purchased subject to a Class A contingent deferred sales charge are redeemed within 18 months of the end of the calendar month of the initial purchase of the exchanged Class A shares, the Class A contingent deferred sales charge is imposed on the redeemed shares. The Class B contingent deferred sales charge is imposed on Class B shares acquired by exchange if they are redeemed within 6 years of the initial purchase of the exchanged Class B shares. The Class C contingent deferred sales charge is imposed on Class C shares acquired by exchange if they are redeemed within 12 months of the initial purchase of the exchanged Class C shares.

When Class B shares or Class C shares are redeemed to effect an exchange, the priorities described in "How To Buy Shares" in the Prospectus for the imposition of the Class B or the Class C contingent deferred sales charge will be followed in determining the order in which the shares are exchanged. Shareholders should take into account the effect of any exchange on the applicability and rate of any contingent deferred sales charge that might be imposed in the subsequent redemption of remaining shares. Shareholders owning shares of more than one class must specify whether they intend to exchange Class A, Class B or Class C shares.

The Fund reserves the right to reject telephone or written exchange requests submitted in bulk by anyone on behalf of more than one account. The Fund may accept requests for exchanges of up to 50 accounts per day from representatives of authorized dealers that qualify for this privilege. In connection with any exchange request, the number of shares exchanged may be less than the number requested if the exchange or the number requested would include shares subject to a restriction cited in the Prospectus or this Statement of Additional Information or would include shares covered by a share certificate that is not tendered with the request. In those cases, only the shares available for exchange without restriction will be exchanged.

When exchanging shares by telephone, a shareholder must either have an existing account in, or obtain and acknowledge receipt of a prospectus of, the fund to which the exchange is to be made. For full or partial exchanges of an account made by telephone, any special account features such as Asset Builder Plans, Automatic Withdrawal Plans, and retirement plan contributions will be switched to the new account unless the Transfer Agent is instructed otherwise. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations), shareholders might not be able to request exchanges by telephone and would have to submit written exchange requests.

Shares to be exchanged are redeemed on the regular business day the Transfer Agent receives an exchange request in proper form (the "Redemption Date"). Normally, shares of the fund to be acquired are purchased on the Redemption Date, but such purchases may be delayed by either fund up to five business days if it determines that it would be disadvantaged by an immediate transfer of the redemption proceeds. The Fund reserves the right, in its discretion, to refuse any exchange request that may disadvantage it (for example, if the receipt of multiple exchange requests from a dealer might require the disposition of portfolio securities at a time or at a price that might be disadvantageous to the Fund).

The different Oppenheimer funds available for exchange have different investment objectives, policies and risks, and a shareholder should assure that the Fund selected is appropriate for his or her investment and should be aware of the tax consequences of an exchange. For federal income tax purposes, an exchange transaction is treated as a redemption of shares of one fund and a purchase of shares of another. "Reinvestment Privilege," above, discusses some of the tax consequences of reinvestment of redemption proceeds in such cases. The Fund, the Distributor, and the Transfer Agent are unable to provide investment, tax or legal advice to a shareholder in connection with an exchange request or any other investment transaction.

Dividends, Capital Gains and Taxes

Tax Status of the Fund's Dividends and Distributions. The Federal tax treatment of the Fund's dividends and capital gains distributions is explained in the Prospectus under the caption "Dividends, Capital Gains and Taxes." Special provisions of the Internal Revenue Code govern the eligibility of the Fund's dividends for the dividends-received deduction for corporate shareholders. Long-term capital gains distributions are not eligible for the deduction. In addition, the amount of dividends paid by the Fund which may qualify for the deduction is limited to the aggregate amount of qualifying dividends that the Fund derives from its portfolio investments that the Fund has held for a minimum period, usually 46 days. A corporate shareholder will not be eligible for the deduction on dividends paid on Fund shares held for 45 days or less. To the extent the Fund's dividends are derived from gross income from option premiums, interest income or short-term gains from the sale of securities or dividends from foreign corporations, those dividends will not qualify for the deduction.

Under the Internal Revenue Code, by December 31 each year, the Fund must distribute 98% of its taxable investment income earned from January 1 through December 31 of that year and 98% of its capital gains realized in the period from November 1 of the prior year through October 31 of the current year, or else the Fund must pay an excise tax on the amounts not distributed. While it is presently anticipated that the Fund will meet those requirements, the Fund's Board of Trustees and the Manager might determine in a particular year that it would be in the best interest of shareholders for the Fund not to make such distributions at the required levels and to pay the excise tax on the undistributed amounts. That would reduce the amount of income or capital gains available for distribution to shareholders.

If the Fund has more than 50% of its total assets invested in foreign securities at the end of its fiscal year, it may elect the application of Section 853 of the Internal Revenue Code to permit shareholders to take a credit (or, at their option, a deduction) for foreign taxes paid by the Fund. Under Section 853, shareholders would be entitled to treat the foreign taxes withheld from interest and dividends paid to the Fund from its foreign investments as a credit on their federal income taxes. As an alternative, shareholders could, if to their advantage, treat the foreign tax withheld as a deduction from gross income in computing taxable income rather than as a tax credit. In substance, the Fund's election would enable shareholders to benefit from the same foreign tax credit or deduction that would be received if they had been the record owners of the Fund's foreign securities and had paid foreign taxes on the income received.

If the Fund qualifies as a "regulated investment company" under the Internal Revenue Code, it will not be liable for Federal income taxes on amounts paid by it as dividends and distributions. The Fund qualified during its last fiscal year, and intends to qualify in current and future years, but reserves the right not to do so. The Internal Revenue Code contains a number of complex tests relating to such qualification. For example, if the Fund derives 30% or more of its gross income from the sale of securities held less than three months, it may fail to qualify (see "Tax Aspects of Covered Calls and Hedging Instruments," above). If it did not so qualify, the Fund would be treated for tax purposes as an ordinary corporation and receive no tax deduction for payments made to shareholders.

The amount of a class's distributions may vary from time to time depending on market conditions, the composition of the Fund's portfolio, and expenses borne by the Fund or borne separately by a class, as described in "Alternative Sales Arrangements -- Class A, Class B and Class C Shares," above. Dividends are calculated in the same manner, at the same time and on the same day for shares of each class. However, dividends on Class B and Class C shares are expected to be lower than dividends on Class A shares as a result of the asset-based sales charges on Class B and Class C shares, and Class B and Class C dividends will also differ in amount as a consequence of any difference in net asset value between the classes.

Dividends, distributions and the proceeds of the redemption of Fund shares represented by checks returned to the Transfer Agent by the Postal Service as undeliverable will be invested in shares of Oppenheimer Money Market Fund, Inc., as promptly as possible after the return of such checks to the Transfer Agent to enable the investor to earn a return on otherwise idle funds.

Dividend Reinvestment in Another Fund. Shareholders of the Fund may elect to reinvest all dividends and/or capital gains distributions in shares of the same class of any of the other Oppenheimer funds listed in "Reduced Sales Charges," above, at net asset value without sales charge. Class B and Class C shareholders should be aware that as of the date of this Statement of Additional Information, not all of the Oppenheimer funds offer Class B and/or Class C shares. To elect this option, a shareholder must notify the Transfer Agent in writing and either have an existing account in the fund selected for reinvestment or must obtain a prospectus for that fund and an application from the Distributor to establish an account. The investment will be made at the net asset value per share in effect at the close of business on the payable date of the dividend or distribution. Dividends and/or distributions from shares of other Oppenheimer funds may be invested in shares of this Fund on the same basis.

Additional Information About the Fund

The Custodian. The Bank of New York is the Custodian of the Fund's assets. The Custodian's responsibilities include safeguarding and controlling the Fund's portfolio securities, collecting income on the portfolio securities and handling the delivery of such securities to and from the Fund. The Manager has represented to the Fund that the banking relationships between the Manager and the Custodian have been and will continue to be unrelated to and unaffected by the relationship between the Fund and the Custodian. It will be the practice of the Fund to deal with the Custodian in a manner uninfluenced by any banking relationship the Custodian may have with the Manager and its affiliates. The Fund's cash balances with the Custodian in excess of $100,000 are not protected by Federal Deposit insurance. Such uninsured balances at times may be substantial.

Independent Auditors. The independent auditors of the Fund audit the Fund's financial statements and perform other related audit services. They also act as auditors for certain other funds advised by the Manager and its affiliates.

INDEPENDENT AUDITORS' REPORT


The Board of Trustees and Shareholders of Oppenheimer Global Fund:

We have audited the accompanying statements of investments and assets and liabilities of Oppenheimer Global Fund as of September 30, 1996, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two year period then ended and the financial highlights for each of the years in the five year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 1996, by correspondence with the custodian and brokers; and where confirmations were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Oppenheimer Global Fund as of September 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two year period then ended, and the financial highlights for each of the years in the five year period then ended, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP
--------------------------
KPMG Peat Marwick LLP


Denver, Colorado
October 21, 1996

STATEMENT OF INVESTMENTS   September 30, 1996


MARKET VALUE
                                                                                                SHARES
SEE NOTE 1
================================================================================================================
================
COMMON STOCKS--97.7%
----------------------------------------------------------------------------------------------------------------
----------------
BASIC MATERIALS--3.3%
----------------------------------------------------------------------------------------------------------------
----------------
CHEMICALS--0.7%                  Minerals Technologies, Inc.                                     585,000
 $  21,864,375
----------------------------------------------------------------------------------------------------------------
----------------
GOLD--1.2%                       Newmont Mining Corp.                                            750,000
    35,437,500
----------------------------------------------------------------------------------------------------------------
----------------
METALS--1.4%                     Cia Vale Do Rio Doce, Preference                                692,000
    13,724,188

-----------------------------------------------------------------------------------------------
                                 Cia de Minas Buenaventura SA, Sponsored ADR(1)(2)               285,000
     5,486,250

-----------------------------------------------------------------------------------------------
                                 Freeport-McMoRan Copper & Gold, Inc., Cl. B                     757,500
    23,671,875

 -------------

    42,882,313

----------------------------------------------------------------------------------------------------------------
----------------
CONSUMER CYCLICALS--12.9%
----------------------------------------------------------------------------------------------------------------
----------------
AUTOS & HOUSING--1.7%            Autobacs Seven Co. Ltd.                                         140,000
    12,356,452

-----------------------------------------------------------------------------------------------
                                 IRSA Inversiones y Representaciones, SA                       3,314,458
     9,679,456

-----------------------------------------------------------------------------------------------
                                 Porsche AG, Preference(2)                                        44,100
    30,156,268

 -------------

    52,192,176

----------------------------------------------------------------------------------------------------------------
----------------
LEISURE & ENTERTAINMENT--0.4%    Resorts World Berhad                                          2,125,000
    12,038,584
----------------------------------------------------------------------------------------------------------------
----------------
MEDIA--1.1%                      News Corp. Ltd., ADR(1)                                       1,000,000
    20,875,000

-----------------------------------------------------------------------------------------------
                                 Reuters Holdings PLC, Series B, ADR                             165,500
    11,460,875

 -------------

    32,335,875

----------------------------------------------------------------------------------------------------------------
----------------
RETAIL: GENERAL--0.6%            PT Matahari Putra Prima                                       3,499,750
     3,806,534

-----------------------------------------------------------------------------------------------
                                 Sonae Investimentos                                             489,000
    14,187,161

 -------------

    17,993,695

----------------------------------------------------------------------------------------------------------------
----------------
RETAIL: SPECIALTY--9.1%          adidas AG(1)                                                    600,000
    54,679,023

-----------------------------------------------------------------------------------------------
                                 Benetton Group SpA(1)                                         1,602,100
    18,051,977

-----------------------------------------------------------------------------------------------
                                 Cifra SA de CV, Unsponsored ADR, B Shares(1)(2)               7,500,000
    10,807,500

-----------------------------------------------------------------------------------------------
                                 Circuit City Stores, Inc.                                       466,300
    16,845,087

-----------------------------------------------------------------------------------------------
                                 FamilyMart Co.                                                  385,000
    17,249,380

-----------------------------------------------------------------------------------------------
                                 Giordano International Ltd.                                  14,160,000
    12,451,542

-----------------------------------------------------------------------------------------------
                                 Jusco Co.                                                       600,000
    18,262,624

-----------------------------------------------------------------------------------------------
                                 Reebok International Ltd.                                       900,000
    31,275,000

-----------------------------------------------------------------------------------------------
                                 Wella AG(1)                                                     120,000
    72,459,540

-----------------------------------------------------------------------------------------------
                                 Wolford AG(1)                                                   105,200
    26,863,399

 -------------

   278,945,072

----------------------------------------------------------------------------------------------------------------
----------------
CONSUMER NON-CYCLICALS--17.5%
----------------------------------------------------------------------------------------------------------------
----------------
BEVERAGES--2.4%                  Allied Domecq PLC                                             1,999,800
    14,006,654

-----------------------------------------------------------------------------------------------
                                 Fomento Economico Mexicano SA, Cl. B,
                                   Sponsored ADR(1)(3)                                         2,600,000
     7,972,121

-----------------------------------------------------------------------------------------------
                                 Hellenic Bottling Co., SA                                       230,000
     7,826,698

-----------------------------------------------------------------------------------------------
                                 Panamerican Beverages, Inc., Cl. A                              600,000
    24,675,000

-----------------------------------------------------------------------------------------------
                                 South African Breweries Ltd.                                    681,300
    18,171,913

 -------------

    72,652,386


<PAGE



STATEMENT OF INVESTMENTS   (Continued)


MARKET VALUE
                                                                                                  SHARES        SEE
NOTE 1
----------------------------------------------------------------------------------------------------------------
--------------
HEALTHCARE/DRUGS--9.8%           Amgen, Inc.(2)                                                   835,000
$  52,709,375

---------------------------------------------------------------------------------------------
                                 Astra AB Free, Series A                                          397,800
  16,798,226

---------------------------------------------------------------------------------------------
                                 BioChem Pharma, Inc.(2)                                          700,000
  28,087,500

---------------------------------------------------------------------------------------------
                                 Ciba-Geigy AG                                                     20,000
  25,591,321

---------------------------------------------------------------------------------------------
                                 Eisai Co. Ltd.                                                   800,000
  15,227,832

---------------------------------------------------------------------------------------------
                                 Genzyme Corp.(1)(2)                                            1,354,270
  34,533,885

---------------------------------------------------------------------------------------------
                                 Glaxo Wellcome PLC, Sponsored ADR                              2,000,000
  62,250,000

---------------------------------------------------------------------------------------------
                                 Johnson & Johnson                                                500,000
  25,625,000

---------------------------------------------------------------------------------------------
                                 K-V Pharmaceutical Co., Cl. A(2)(4)                              376,800
   4,474,500

---------------------------------------------------------------------------------------------
                                 K-V Pharmaceutical Co., Cl. B(2)(4)                              264,900
   3,112,575

---------------------------------------------------------------------------------------------
                                 Sanofi SA                                                        400,000
  32,798,250

-------------

 301,208,464

----------------------------------------------------------------------------------------------------------------
--------------
HEALTHCARE/SUPPLIES &
SERVICES--4.4%                   Clinica y Maternidad Suizo Argentino(2)(4)(5)                      1,800
  15,989,454

---------------------------------------------------------------------------------------------
                                 Gehe AG                                                          280,000
  18,724,615

---------------------------------------------------------------------------------------------
                                 Quintiles Transnational Corp.(2)(5)                              486,392
  32,065,393

---------------------------------------------------------------------------------------------
                                 Rhoen-Klinikum AG, Preference, Non-vtg.                          144,688
  16,126,352

---------------------------------------------------------------------------------------------
                                 United States Surgical Corp.                                   1,200,000
  51,000,000

-------------

 133,905,814

----------------------------------------------------------------------------------------------------------------
--------------
TOBACCO--0.9%                    B.A.T. Industries PLC                                          3,005,000
  19,990,049

---------------------------------------------------------------------------------------------
                                 Philip Morris Cos., Inc.                                         100,000
   8,975,000

-------------

  28,965,049

----------------------------------------------------------------------------------------------------------------
--------------
ENERGY--7.2%
----------------------------------------------------------------------------------------------------------------
--------------
ENERGY SERVICES &
PRODUCERS--2.9%                  Coflexip SA, Sponsored ADR(2)(4)                                 681,000
  14,811,750

---------------------------------------------------------------------------------------------
                                 Global Marine, Inc.(2)                                         1,635,000
  25,751,250

---------------------------------------------------------------------------------------------
                                 Transocean Offshore, Inc.                                        501,549
  30,719,876

---------------------------------------------------------------------------------------------
                                 Western Atlas, Inc.(2)                                           300,700
  18,718,575

-------------

  90,001,451

----------------------------------------------------------------------------------------------------------------
--------------
OIL-INTEGRATED--4.3%             British Petroleum Co. PLC, ADR(1)                                189,402
  23,675,250

---------------------------------------------------------------------------------------------
                                 Gulf Canada Resources Ltd.(2)                                  2,826,000
  17,632,848

---------------------------------------------------------------------------------------------
                                 Lukoil Oil Co., Sponsored ADR(1)                                 190,300
   6,941,059

---------------------------------------------------------------------------------------------
                                 Renaissance Energy Ltd.(2)                                       285,900
   8,384,213

---------------------------------------------------------------------------------------------
                                 Royal Dutch Petroleum Co.                                        177,100
  27,649,737

---------------------------------------------------------------------------------------------
                                 Total SA, B Shares                                               379,627
  29,899,413

---------------------------------------------------------------------------------------------
                                 Unocal Corp.                                                     454,000
  16,344,000

-------------

 130,526,520


MARKET VALUE
                                                                                          SHARES               SEE
NOTE 1
----------------------------------------------------------------------------------------------------------------
-------------
FINANCIAL--16.9%
----------------------------------------------------------------------------------------------------------------
-------------
BANKS--9.2%                      Banco Bradesco SA, Preference                            2,354,116,632         $
19,943,420

--------------------------------------------------------------------------------------------
                                 Banco Frances del Rio de la Plata SA,
                                   Sponsored ADR(1)                                             575,000
 15,021,875

--------------------------------------------------------------------------------------------
                                 Banco Latinoamericano de Exportaciones
                                   SA, Cl. E                                                    380,000
 21,327,500

--------------------------------------------------------------------------------------------
                                 Bank of East Asia Ltd.(1)                                    3,629,000
 13,351,197

--------------------------------------------------------------------------------------------
                                 Barclays PLC                                                 2,025,561
 29,767,544

--------------------------------------------------------------------------------------------
                                 Chase Manhattan Corp. (New)                                    300,000
 24,037,500

--------------------------------------------------------------------------------------------
                                 Citicorp                                                       300,000
 27,187,500

--------------------------------------------------------------------------------------------
                                 HSBC Holdings PLC                                            2,026,155
 37,598,935

--------------------------------------------------------------------------------------------
                                 Industrial Credit & Investment Corp. of
                                   India Ltd. (The), GDR(3)                                     872,800
  9,709,900

--------------------------------------------------------------------------------------------
                                 Industrial Finance Corp.(4)                                  4,190,099
 17,144,507

--------------------------------------------------------------------------------------------
                                 Northern Trust Corp.                                           300,000
 19,725,000

--------------------------------------------------------------------------------------------
                                 Philippine National Bank(2)                                    750,000
 12,364,208

--------------------------------------------------------------------------------------------
                                 PT Lippo Bank                                                2,454,000
  3,805,470

--------------------------------------------------------------------------------------------
                                 Standard Chartered Bank PLC                                  2,884,200
 31,406,266

-------------

282,390,822

----------------------------------------------------------------------------------------------------------------
-------------
DIVERSIFIED FINANCIAL--5.6%      ABN Amro Holding NV                                            300,000
 16,639,878

--------------------------------------------------------------------------------------------
                                 American Express Co.                                           400,000
 18,500,000

--------------------------------------------------------------------------------------------
                                 Cie Financiere de Paribas, Series A                            500,000
 32,162,745

--------------------------------------------------------------------------------------------
                                 First NIS Regional Fund(2)(5)                                1,320,000
 13,860,000

--------------------------------------------------------------------------------------------
                                 ING Groep NV                                                   645,947
 20,160,478

--------------------------------------------------------------------------------------------
                                 MBNA Corp.                                                     700,000
 24,325,000

--------------------------------------------------------------------------------------------
                                 Merrill Lynch & Co., Inc.(1)                                   200,000
 13,125,000

--------------------------------------------------------------------------------------------
                                 Societe Generale                                               300,000
 33,189,628

-------------

171,962,729

----------------------------------------------------------------------------------------------------------------
-------------
INSURANCE--2.1%                  American International Group, Inc.                             200,000
 20,150,000

--------------------------------------------------------------------------------------------
                                 National Mutual Asia Ltd.                                   10,000,000
  8,793,462

--------------------------------------------------------------------------------------------
                                 Reinsurance Australia Corp. Ltd.                             2,200,000
  6,301,391

--------------------------------------------------------------------------------------------
                                 Skandia Forsakrings AB                                       1,000,000
 27,674,303

-------------

 62,919,156

----------------------------------------------------------------------------------------------------------------
-------------
INDUSTRIAL--13.0%
----------------------------------------------------------------------------------------------------------------
-------------
ELECTRICAL EQUIPMENT--1.0%       FORE Systems, Inc.(2)                                          250,000
 10,343,750

--------------------------------------------------------------------------------------------
                                 LEM Holdings SA(4)                                              25,000
  5,803,518

--------------------------------------------------------------------------------------------
                                 Ushio, Inc.                                                  1,200,000
 13,683,500

-------------

 29,830,768


MARKET VALUE
                                                                                            SHARES             SEE
NOTE 1
----------------------------------------------------------------------------------------------------------------
-------------
INDUSTRIAL SERVICES--6.6%        Adecco SA                                                     100,000          $
27,521,838

--------------------------------------------------------------------------------------------
                                 Boskalis Westminster                                        1,255,000
 24,499,255

--------------------------------------------------------------------------------------------
                                 Cordiant PLC(2)                                            10,070,000
 17,632,639

--------------------------------------------------------------------------------------------
                                 IHC Caland NV                                                 500,000
 26,330,401

--------------------------------------------------------------------------------------------
                                 PT Citra Marga Nusaphala Persada                            8,300,000
  5,631,057

--------------------------------------------------------------------------------------------
                                 Rentokil Group PLC                                          2,500,000
 16,337,519

--------------------------------------------------------------------------------------------
                                 VBH Vereinigter Baubeschlag Handel AG                         298,100
  7,383,778

--------------------------------------------------------------------------------------------
                                 WMX Technologies, Inc.                                        515,000
 16,930,625

--------------------------------------------------------------------------------------------
                                 WPP Group PLC                                              15,920,000
 58,365,435

-------------

200,632,547

----------------------------------------------------------------------------------------------------------------
-------------
MANUFACTURING--4.1%              Bic Corp.                                                     200,000
 26,272,700

--------------------------------------------------------------------------------------------
                                 Bobst Bearers AG                                               12,830
 16,682,940

--------------------------------------------------------------------------------------------
                                 Bombardier, Inc., Cl. B                                     1,977,900
 28,166,787

--------------------------------------------------------------------------------------------
                                 Hutchison Whampoa Ltd.                                      5,001,000
 33,628,785

--------------------------------------------------------------------------------------------
                                 Powerscreen International PLC                               2,580,000
 22,164,463

-------------

126,915,675

----------------------------------------------------------------------------------------------------------------
-------------
TRANSPORTATION--1.3%             Brambles Industries Ltd.(1)                                 1,500,000
 24,330,457

--------------------------------------------------------------------------------------------
                                 Guangshen Railway Co. Ltd., Sponsored ADR(2)                  750,000
 14,250,000

-------------

 38,580,457

----------------------------------------------------------------------------------------------------------------
-------------
TECHNOLOGY--19.6%
----------------------------------------------------------------------------------------------------------------
-------------
AEROSPACE/DEFENSE--1.2%          Rolls-Royce PLC                                            10,000,000
 37,424,644
----------------------------------------------------------------------------------------------------------------
-------------
COMPUTER HARDWARE--0.6%          Cascade Communications Corp.(2)                                69,600
  5,672,400

--------------------------------------------------------------------------------------------
                                 QUALCOMM, Inc.(2)                                             329,000
 13,982,500

-------------

 19,654,900

----------------------------------------------------------------------------------------------------------------
-------------
COMPUTER SOFTWARE--10.1%         Cap Gemini SA(2)                                              400,000
 17,515,133

--------------------------------------------------------------------------------------------
                                 Computer Associates International, Inc.                       300,000
 17,925,000

--------------------------------------------------------------------------------------------
                                 First Data Corp.                                              376,000
 30,691,000

--------------------------------------------------------------------------------------------
                                 Ines Corp.(1)                                                 600,000
 10,828,281

--------------------------------------------------------------------------------------------
                                 Microsoft Corp.(2)                                            200,000
 26,375,000

--------------------------------------------------------------------------------------------
                                 Misys PLC                                                   1,260,000
 17,177,377

--------------------------------------------------------------------------------------------
                                 Nintendo Co. Ltd.                                           1,545,900
 99,242,949

--------------------------------------------------------------------------------------------
                                 Oracle Corp.(2)                                               375,000
 15,960,938

--------------------------------------------------------------------------------------------
                                 SAP AG, Preference                                            317,500
 53,289,101

--------------------------------------------------------------------------------------------
                                 SAP AG, Sponsored ADR, Series 1996(5)                         350,000
 19,687,500

---------------

308,692,279

Oppenheimer Global Fund

MARKET VALUE
                                                                                            SHARES
SEE NOTE 1
----------------------------------------------------------------------------------------------------------------
-------------
ELECTRONICS--4.1%                Advanced Semiconductor Engineering, Inc., GDR                 641,580
$  4,876,008

--------------------------------------------------------------------------------------------
                                 Intel Corp.                                                   240,000
 22,905,000

--------------------------------------------------------------------------------------------
                                 Keyence Corp.                                                 200,000
 24,781,141

--------------------------------------------------------------------------------------------
                                 Rohm Co.                                                      204,000
 12,876,496

--------------------------------------------------------------------------------------------
                                 SGS-Thomson Microelectronics NV(2)                            700,000
 33,162,500

--------------------------------------------------------------------------------------------
                                 Sony Corp.(1)                                                 320,000
 20,198,426

--------------------------------------------------------------------------------------------
                                 Taiwan Semiconductor Manufacturing Co.(5)                   3,434,000
  6,685,543

------------

125,485,114

----------------------------------------------------------------------------------------------------------------
-------------
TELECOMMUNICATIONS-              Ascend Communications, Inc.(2)                                 87,900
  5,812,388
TECHNOLOGY--3.6%
--------------------------------------------------------------------------------------------
                                 Cisco Systems, Inc.(2)                                        495,400
 30,745,763

--------------------------------------------------------------------------------------------
                                 Korea Mobile Telecommunications Corp.                          21,819
 25,336,848

--------------------------------------------------------------------------------------------
                                 Millicom International Cellular SA(2)                         600,000
 24,225,000

--------------------------------------------------------------------------------------------
                                 Millicom, Inc.(2)                                             207,000
         --

--------------------------------------------------------------------------------------------
                                 Telecom Italia Mobile SpA(1)                               10,918,200
 24,245,927

-------------

110,365,926

----------------------------------------------------------------------------------------------------------------
-------------
UTILITIES--7.3%
----------------------------------------------------------------------------------------------------------------
-------------
ELECTRIC UTILITIES--2.3%         Consolidated Electric Power Asia Ltd., ADS                 12,000,000
 25,371,724

--------------------------------------------------------------------------------------------
                                 Empresa Nacional de Electricidad SA                           400,000
 23,550,482

--------------------------------------------------------------------------------------------
                                 Veba AG                                                       400,000
 20,958,981

-------------

 69,881,187

----------------------------------------------------------------------------------------------------------------
-------------
TELEPHONE UTILITIES--5.0%        Cia de Telecommunicaciones de Chile SA,
                                   Sponsored ADR(1)                                             16,600
  1,603,975

--------------------------------------------------------------------------------------------
                                 CPT Telefonica del Peru SA, Cl. B                          11,599,949
 26,203,430

--------------------------------------------------------------------------------------------
                                 PLD Telekom, Inc.(2)                                        1,136,200
  8,237,450

--------------------------------------------------------------------------------------------
                                 Portugal Telecom SA                                           777,700
 20,005,947

--------------------------------------------------------------------------------------------
                                 PT Telekomunikasi Indonesia, Sponsored ADR(1)                 342,000
 10,644,750

--------------------------------------------------------------------------------------------
                                 Telecom Italia SpA(1)                                      13,000,000
 28,911,662

--------------------------------------------------------------------------------------------
                                 Telecomunicacoes Brasileiras SA, Preference               732,452,000
 57,854,758

--------------

153,461,972

--------------
                                 Total Common Stocks (Cost $2,431,368,922)
2,989,147,450

================================================================================================================
=============
PREFERRED STOCKS--0.5%
----------------------------------------------------------------------------------------------------------------
-------------
                                 Marschollek, Lautenschlaeger und Partner-VO,
                                 Non-vtg. Preferred Stock (Cost $8,842,223)                    127,000
 15,986,730


MARKET VALUE
                                                                                                   UNITS
SEE NOTE 1
================================================================================================================
=============
RIGHTS, WARRANTS AND CERTIFICATES--0.1%

----------------------------------------------------------------------------------------------------------------
-------------
                               American Satellite Network, Inc. Wts., Exp. 6/99                       51,750
$         --

----------------------------------------------------------------------------------------------
                               PT Matahari Putra Prima Rts., Exp. 11/96                            3,499,750
  2,298,996

------------
                               Total Rights, Warrants and Certificates (Cost $0)
  2,298,996

                                                                                                 FACE
                                                                                                 AMOUNT

================================================================================================================
=============
REPURCHASE AGREEMENT--0.7%

----------------------------------------------------------------------------------------------------------------
-------------
                               Repurchase agreement with Zion First National Bank, 5.62%, dated 9/30/96, to be repurchased at $20,303,169 on 10/1/96, collateralized by U.S. Treasury Nts., 5.75%--8.875%,
                               5/15/97--8/15/04, with a value of $20,717,367 (Cost
                               $20,300,000)                                                       $20,300,000
 20,300,000

----------------------------------------------------------------------------------------------------------------
-------------
TOTAL INVESTMENTS, AT VALUE (COST $2,460,511,145)                                                       99.0%
3,027,733,176
----------------------------------------------------------------------------------------------------------------
-------------
OTHER ASSETS NET OF LIABILITIES                                                                           1.0
 29,867,779
                                                                                                   ----------
--------------
NET ASSETS                                                                                             100.0%
$3,057,600,955
                                                                                                   ==========
==============


                               Distribution of investments by country of issue, as a percentage of total investments at value, is as follows:

                               COUNTRY                                                           MARKET VALUE
    PERCENT

----------------------------------------------------------------------------------------------
                               United States                                                    $ 822,042,630
       27.1%

----------------------------------------------------------------------------------------------
                               Great Britain                                                      361,658,715
       11.9

----------------------------------------------------------------------------------------------
                               Germany                                                            309,451,887
       10.2

----------------------------------------------------------------------------------------------
                               Japan                                                              244,707,080
        8.1

----------------------------------------------------------------------------------------------
                               France                                                             219,812,119
        7.3

----------------------------------------------------------------------------------------------
                               Hong Kong                                                          131,195,646
        4.3

----------------------------------------------------------------------------------------------
                               The Netherlands                                                    115,279,750
        3.8

----------------------------------------------------------------------------------------------
                               Brazil                                                              91,522,366
        3.0

----------------------------------------------------------------------------------------------
                               Canada                                                              82,271,348
        2.7

----------------------------------------------------------------------------------------------
                               Switzerland                                                         75,599,617
        2.5

----------------------------------------------------------------------------------------------
                               Italy                                                               71,209,566
        2.4

----------------------------------------------------------------------------------------------
                               Australia                                                           51,506,848
        1.7

----------------------------------------------------------------------------------------------
                               Sweden                                                              44,472,529
        1.5

----------------------------------------------------------------------------------------------
                               Mexico                                                              43,454,621
        1.4

----------------------------------------------------------------------------------------------
                               Argentina                                                           40,690,785
        1.3

----------------------------------------------------------------------------------------------
                               Portugal                                                            34,193,108
        1.1

----------------------------------------------------------------------------------------------
                               Peru                                                                31,689,680
        1.0

----------------------------------------------------------------------------------------------
                               Russia                                                              29,038,509
        1.0

----------------------------------------------------------------------------------------------
                               Austria                                                             26,863,399
        0.9

----------------------------------------------------------------------------------------------
                               Indonesia                                                           26,186,807
        0.9

----------------------------------------------------------------------------------------------
                               Korea, Republic of (South)                                          25,336,848
        0.8

----------------------------------------------------------------------------------------------
                               Spain                                                               23,550,482
        0.8

----------------------------------------------------------------------------------------------
                               Panama                                                              21,327,500
        0.7

----------------------------------------------------------------------------------------------
                               South Africa                                                        18,171,913
        0.6

----------------------------------------------------------------------------------------------
                               Thailand                                                            17,144,507
        0.6

----------------------------------------------------------------------------------------------
                               China                                                               14,250,000
        0.5

----------------------------------------------------------------------------------------------
                               Philippines                                                         12,364,208
        0.4

----------------------------------------------------------------------------------------------
                               Malaysia                                                            12,038,584
        0.4

----------------------------------------------------------------------------------------------
                               Taiwan                                                              11,561,551
        0.4

----------------------------------------------------------------------------------------------
                               India                                                                9,709,900
        0.3

----------------------------------------------------------------------------------------------
                               Greece                                                               7,826,698
        0.3

----------------------------------------------------------------------------------------------
                               Chile                                                                1,603,975
        0.1
                                                                                               --------------
     ------
                               Total                                                           $3,027,733,176
      100.0%
                                                                                               ==============
     ======

1. Loaned security--See Note 7 of Notes to Financial Statements.

2. Non-income producing security.

3. Represents securities sold under Rule 144A, which is exempt from registration under the Securities Act of 1933, as amended. These securities have been determined to be liquid under guidelines established by the Board of Trustees. These securities amount to $17,682,021 or 0.58% of the Fund's net assets, at September 30, 1996.

4. Affiliated company. Represents ownership of at least 5% of the voting securities of the issuer and is or was an affiliate, as defined in the Investment Company Act of 1940, at or during the period ended September 30, 1996. The aggregate fair value of all securities of affiliated companies as of September 30, 1996 amounted to $44,191,797. Transactions during the period in which the issuer was an affiliate are as follows:

                                          BALANCE SEPTEMBER 30, 1995    GROSS ADDITIONS            GROSS REDUCTIONS

                                          --------------------------  ------------------
--------------------
                                          SHARES       COST           SHARES        COST           SHARES     COST

----------------------------------------------------------------------------------------------------------------
-------

Clinica y Maternidad Suizo Argentino           1,800  $6,990,000          --     $6,300,000            --    $
  --
----------------------------------------------------------------------------------------------------------------
-------
Coflexip SA, Sponsored ADR                   681,000  11,809,866          --            --             --
  --
----------------------------------------------------------------------------------------------------------------
-------
Industrial Finance Corp.(6)                5,929,999   9,939,527    1,260,100    4,723,154      3,000,000
6,286,924
----------------------------------------------------------------------------------------------------------------
-------
International de Ceramica--UB                385,000   2,007,953           --           --        385,000
2,007,953
----------------------------------------------------------------------------------------------------------------
-------
LEM Holdings SA                               25,000   5,024,555           --           --             --
  --
----------------------------------------------------------------------------------------------------------------
-------
K-V Pharmaceutical Co., Cl. A                376,800   2,120,350           --           --             --
  --
----------------------------------------------------------------------------------------------------------------
-------
K-V Pharmaceutical Co., Cl. B                264,900     928,721           --           --             --
  --
                                                     -----------                -----------
----------
                                                     $38,820,972                $11,023,154
$8,294,877
                                                     ===========                ===========
==========




                                        BALANCE SEPTEMBER 30, 1996
                                        --------------------------   DIVIDEND
                                           SHARES      COST           INCOME
------------------------------------------------------------------------------
Clinica y Maternidad Suizo Argentino            1,800  $13,290,000    $     --
------------------------------------------------------------------------------
Coflexip SA, Sponsored ADR                    681,000   11,809,866          --
------------------------------------------------------------------------------
Industrial Finance Corp.(6)                 4,190,099    8,375,757          --
------------------------------------------------------------------------------
International de Ceramica--UB                      --           --          --
------------------------------------------------------------------------------
LEM Holdings SA                                25,000    5,024,555     235,753
------------------------------------------------------------------------------
K-V Pharmaceutical Co., Cl. A                 376,800    2,120,350          --
------------------------------------------------------------------------------
K-V Pharmaceutical Co., Cl. B                 264,900      928,721          --
                                                       -----------    --------
                                                       $41,549,249    $235,753
                                                       ===========    ========

5. Identifies issues considered to be illiquid--See Note 6 of Notes to Financial Statements.

6. Not an affiliate as of September 30, 1996.

See accompanying Notes to Financial Statements.

Statement of Assets and Liabilities   September 30, 1996

================================================================================================================
=============
ASSETS                         Investments, at value--see accompanying statement:
                               Unaffiliated companies (cost $2,427,337,653)
$2,983,541,379
                               Affiliated companies (cost $33,173,492)
 44,191,797

----------------------------------------------------------------------------------------------
                               Cash
  5,046,698

----------------------------------------------------------------------------------------------
                               Collateral for securities loaned--Note 7
230,470,279

----------------------------------------------------------------------------------------------
                               Unrealized appreciation on forward foreign currency exchange contracts--Note 5
 16,440,657

----------------------------------------------------------------------------------------------
                               Receivables:
                               Investments sold
 15,197,168
                               Interest and dividends
  6,985,490
                               Shares of beneficial interest sold
  4,508,578

----------------------------------------------------------------------------------------------
                               Other
     64,199

--------------
                               Total assets
3,306,446,245

================================================================================================================
=============
LIABILITIES                    Return of collateral for securities loaned--Note 7
230,470,279

----------------------------------------------------------------------------------------------
                               Unrealized depreciation on forward foreign currency exchange contracts--Note 5
      4,862

----------------------------------------------------------------------------------------------
                               Payables and other liabilities:
                               Investments purchased
 10,444,530
                               Shares of beneficial interest redeemed
  4,715,946
                               Distribution and service plan fees
  1,402,720
                               Transfer and shareholder servicing agent fees
    278,435
                               Trustees' fees
    274,972
                               Other
  1,253,546

--------------
                               Total liabilities
248,845,290

================================================================================================================
=============
NET ASSETS
$3,057,600,955

==============
================================================================================================================
=============
COMPOSITION OF
NET ASSETS
                               Paid-in capital
$2,357,134,687

----------------------------------------------------------------------------------------------
                               Undistributed net investment income
 19,988,584

----------------------------------------------------------------------------------------------
                               Accumulated net realized gain on investments and foreign currency transactions
 95,703,909

----------------------------------------------------------------------------------------------
                               Net unrealized appreciation on investments and translation of assets and liabilities denominated in foreign currencies
584,773,775

--------------
                               Net assets
$3,057,600,955

==============
================================================================================================================
=============
NET ASSET VALUE
PER SHARE
                               Class A Shares:
                               Net asset value and redemption price per share (based on net assets of
                               $2,498,748,991 and 64,074,825 shares of beneficial interest outstanding)
     $39.00
                               Maximum offering price per share (net asset value plus sales charge of
                               5.75% of offering price)
     $41.38


----------------------------------------------------------------------------------------------
                               Class B Shares:
                               Net asset value, redemption price and offering price per share (based on net assets of $541,225,350 and 14,172,475 shares of beneficial interest outstanding)
     $38.19


----------------------------------------------------------------------------------------------
                               Class C Shares:
                               Net asset value, redemption price and offering price per share (based on net assets of $17,626,614 and 455,146 shares of beneficial interest outstanding)
     $38.73

                               See accompanying Notes to Financial Statements.

14  Oppenheimer Global Fund

Statement of Operations   For the Year Ended September 30, 1996

================================================================================================================
=============
INVESTMENT INCOME              Interest
$12,222,133

----------------------------------------------------------------------------------------------
                               Dividends:
                               Unaffiliated companies (net of foreign withholding taxes of $2,646,317)
 37,079,276
                               Affiliated companies (net of foreign withholding taxes of $41,604)
    235,753

--------------
                               Total income
 49,537,162

================================================================================================================
=============
EXPENSES                       Management fees--Note 4
 19,638,352

----------------------------------------------------------------------------------------------
                               Distribution and service plan fees--Note 4:
                               Class A
  4,149,778
                               Class B
  4,373,990
                               Class C
     81,790

----------------------------------------------------------------------------------------------
                               Transfer and shareholder servicing agent fees--Note 4
  4,246,782

----------------------------------------------------------------------------------------------
                               Custodian fees and expenses
  1,789,474

----------------------------------------------------------------------------------------------
                               Shareholder reports
  1,104,222

----------------------------------------------------------------------------------------------
                               Trustees' fees and expenses--Note 1
    174,654

----------------------------------------------------------------------------------------------
                               Registration and filing fees:
                               Class A
     34,685
                               Class B
     49,648
                               Class C
      5,682

----------------------------------------------------------------------------------------------
                               Legal and auditing fees
     85,064

----------------------------------------------------------------------------------------------
                               Insurance expenses
     35,117

----------------------------------------------------------------------------------------------
                               Other
    249,885

--------------
                               Total expenses
 36,019,123

================================================================================================================
=============
NET INVESTMENT INCOME
 13,518,039

================================================================================================================
=============

REALIZED AND UNREALIZED
GAIN (LOSS)
                               Net realized gain (loss) on:
                               Investments:
                                 Unaffiliated companies
130,775,299
                                 Affiliated companies
    586,139
                               Foreign currency transactions
(5,377,602)

--------------
                               Net realized gain
125,983,836


----------------------------------------------------------------------------------------------
                               Net change in unrealized appreciation or depreciation on:
                               Investments
220,550,346
                               Translation of assets and liabilities denominated in foreign currencies
(26,103,773)

--------------
                               Net change
194,446,573

--------------
                               Net realized and unrealized gain
320,430,409

================================================================================================================
=============
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS
$333,948,448

==============

See accompanying Notes to Financial Statements.

15  Oppenheimer Global Fund

Statements of Changes in Net Assets

                                                                                                 Year Ended
September 30,
                                                                                                 1996
1995
================================================================================================================
=============
OPERATIONS                     Net investment income                                             $13,518,039
$18,111,834

----------------------------------------------------------------------------------------------
                               Net realized gain                                                 125,983,836
118,657,828

----------------------------------------------------------------------------------------------
                               Net change in unrealized appreciation or depreciation             194,446,573
 76,284,116
                                                                                                 -----------
-----------
                               Net increase in net assets resulting from operations              333,948,448
213,053,778

================================================================================================================
=============
DIVIDENDS AND
DISTRIBUTIONS TO
SHAREHOLDERS
                               Dividends from net investment income:
                               Class A                                                          (14,009,023)
         --
                               Class B                                                               (3,568)
         --
                               Class C                                                               (7,369)
         --

----------------------------------------------------------------------------------------------
                               Distributions from net realized gain:
                               Class A                                                         (120,623,278)
(194,601,466)
                               Class B                                                          (20,905,412)
(22,711,659)
                               Class C                                                             (131,770)
         --

================================================================================================================
=============
BENEFICIAL INTEREST
TRANSACTIONS
                               Net increase in net assets resulting from beneficial interest transactions--Note 2:
                               Class A                                                           165,278,694
273,668,816
                               Class B                                                           170,668,404
150,133,375
                               Class C                                                            16,731,958
         --

================================================================================================================
=============
NET ASSETS                     Total increase                                                    530,947,084
419,542,844

----------------------------------------------------------------------------------------------
                               Beginning of period                                             2,526,653,871
2,107,111,027
                                                                                              --------------
-------------
                               End of period (including undistributed net investment
                               income of $19,988,584 and $13,182,028, respectively)           $3,057,600,955
$2,526,653,871
                                                                                              ==============
==============

See accompanying Notes to Financial Statements.

Financial Highlights

                                        Class A                                          Class B

                                        -------------------------------------------
------------------------------------


                                        Year Ended September 30,                         Year Ended September 30,

                                        1996     1995      1994      1993      1992      1996      1995       1994
  1993(2)
================================================================================================================
===============
PER SHARE OPERATING DATA:

Net asset value, beginning

of period                              $36.84   $37.69    $35.04    $30.03    $32.05     $36.16    $37.36     $34.99
   $33.33
----------------------------------------------------------------------------------------------------------------
---------------
Income (loss) from investment operations:

Net investment income (loss)              .23      .31       .17       .26       .17      (.05)       .06
 .08        .03
Net realized and unrealized

gain (loss)                              4.22     2.59      6.10      4.99    (1.50)       4.13      2.49       5.83
     1.63
Total income (loss) from                 ----     ----      ----      ----    -----        ----      ----       ----
     ----
investment operations                    4.45     2.90      6.27      5.25    (1.33)       4.08      2.55       5.91
     1.66

----------------------------------------------------------------------------------------------------------------
---------------
Dividends and distributions to shareholders:

Dividends from net investment

income                                  (.24)       --     (.25)     (.12)     (.11)         --        --      (.18)
       --
Distributions from net realized gain   (2.05)   (3.75)    (3.37)     (.12)     (.58)     (2.05)    (3.75)     (3.36)
       --
Total dividends and distributions       ----     ----      ----      ----     -----       ----      ----       ----
      ----
to shareholders                        (2.29)   (3.75)    (3.62)     (.24)     (.69)     (2.05)    (3.75)     (3.54)
       --
----------------------------------------------------------------------------------------------------------------
---------------
Net asset value, end of period         $39.00   $36.84    $37.69    $35.04    $30.03     $38.19    $36.16     $37.36
   $34.99
                                       ======   ======    ======    ======    ======     ======    ======     ======
   ======
================================================================================================================
===============
TOTAL RETURN, AT NET ASSET VALUE(3)    12.98%    9.26%    19.19%    17.67%   (4.23)%     12.07%     8.34%     18.10%
    3.64%

================================================================================================================
===============
RATIOS/SUPPLEMENTAL DATA:

Net assets, end of period

(in millions)                          $2,499   $2,186    $1,921    $1,389    $1,215       $541      $340       $187
       $6
----------------------------------------------------------------------------------------------------------------
---------------
Average net assets (in millions)       $2,309   $1,979    $1,711    $1,213    $1,194       $438      $258      $
88         $3
----------------------------------------------------------------------------------------------------------------
---------------
Amount of debt outstanding at end

of period (in thousands)                  N/A      N/A       N/A       N/A   $60,000        N/A       N/A
N/A        N/A
----------------------------------------------------------------------------------------------------------------
---------------
Average amount of debt outstanding

throughout each period

(in thousands)                            N/A      N/A       N/A   $18,247   $60,000        N/A       N/A
N/A        N/A
----------------------------------------------------------------------------------------------------------------
---------------
Average number of shares outstanding

throughout each period

(in thousands)                            N/A      N/A       N/A    39,853    37,435        N/A       N/A
N/A        N/A
----------------------------------------------------------------------------------------------------------------
---------------
Average amount of debt per share

outstanding throughout each period        N/A      N/A       N/A     $0.46     $1.60        N/A       N/A
N/A        N/A
----------------------------------------------------------------------------------------------------------------
---------------
Ratios to average net assets:

Net investment income (loss)            0.62%    0.90%     0.38%     0.84%     0.55%    (0.17)%     0.09%    (0.30)%
 1.52%(4)
Expenses                                1.17%    1.20%     1.15%     1.18%     1.36%      2.00%     2.03%      2.08%
 2.40%(4)
----------------------------------------------------------------------------------------------------------------
---------------
Portfolio turnover rate(5)             102.9%    84.4%     78.3%     86.9%     18.0%     102.9%     84.4%      78.3%
    86.9%
Average brokerage

commission rate(6)                   $0.0071       --        --        --        --    $0.0071        --
--         --


                                                  Class C
                                                  -------
                                                  Period
                                                  Ended
                                                  Sept. 30,
                                                  1996(1)
==========================================================
PER SHARE OPERATING DATA:
Net asset value, beginning
of period                                           $36.67
----------------------------------------------------------
Income (loss) from investment operations:
Net investment income (loss)                           .09
Net realized and unrealized
gain (loss)                                           4.13
Total income (loss) from                              ----
investment operations                                 4.22

----------------------------------------------------------
Dividends and distributions to shareholders:
Dividends from net investment
income                                                (.11)
Distributions from net realized gain                 (2.05)
Total dividends and distributions                   ------
to shareholders                                      (2.16)
----------------------------------------------------------
Net asset value, end of period                      $38.73
                                                    ======
==========================================================
TOTAL RETURN, AT NET ASSET VALUE(3)                 12.34%

==========================================================
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
(in millions)                                          $18
----------------------------------------------------------
Average net assets (in millions)                        $8
----------------------------------------------------------
Amount of debt outstanding at end
of period (in thousands)                               N/A
----------------------------------------------------------
Average amount of debt outstanding
throughout each period
(in thousands)                                         N/A
----------------------------------------------------------
Average number of shares outstanding
throughout each period
(in thousands)                                         N/A
----------------------------------------------------------
Average amount of debt per share
outstanding throughout each period                     N/A
----------------------------------------------------------
Ratios to average net assets:
Net investment income (loss)                          0.04%(4)
Expenses                                              1.99%(4)
----------------------------------------------------------
Portfolio turnover rate(5)                          102.9%
Average brokerage
commission rate(6)                                $0.0071


1. For the period from October 2, 1995 (inception of offering) to September 30, 1996.

2. For the period from August 17, 1993 (inception of offering) to September 30, 1993.

3. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period (or inception of offering), with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns. Total returns are not annualized for periods of less than one full year.

4. Annualized.

5. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation.

Purchases and sales of investment securities (excluding short-term securities) for the period ended September 30, 1996 were $2,961,733,794 and $2,678,446,475, respectively.

6. Total brokerage commissions paid on applicable purchases and sales of portfolio securities for the period divided by the total number of related shares purchased and sold.

See accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES

Oppenheimer Global Fund (the Fund) is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund's investment objective is capital appreciation. The Fund invests primarily in common stocks of U.S. and foreign companies. The Fund's investment adviser is OppenheimerFunds, Inc. (the Manager). The Fund offers Class A, Class B and Class C shares. Class A shares are sold with a front-end sales charge. Class B and Class C shares may be subject to a contingent deferred sales charge. All three classes of shares have identical rights to earnings, assets and voting privileges, except that each class has its own distribution and/or service plan, expenses directly attributable to a particular class and exclusive voting rights with respect to matters affecting a single class.

Class B shares will automatically convert to Class A shares six years after the date of purchase. The following is a summary of significant accounting policies consistently followed by the Fund.

INVESTMENT VALUATION. Portfolio securities are valued at the close of the New York Stock Exchange on each trading day. Listed and unlisted securities for which such information is regularly reported are valued at the last sale price of the day or, in the absence of sales, at values based on the closing bid or the last sale price on the prior trading day. Long-term and short-term "non-money market" debt securities are valued by a portfolio pricing service approved by the Board of Trustees. Such securities which cannot be valued by the approved portfolio pricing service are valued using dealer-supplied valuations provided the Manager is satisfied that the firm rendering the quotes is reliable and that the quotes reflect current market value, or are valued under consistently applied procedures established by the Board of Trustees to determine fair value in good faith. Short-term "money market type" debt securities having a remaining maturity of 60 days or less are valued at cost (or last determined market value) adjusted for amortization to maturity of any premium or discount. Forward foreign currency exchange contracts are valued based on the closing prices of the forward currency contract rates in the London foreign exchange markets on a daily basis as provided by a reliable bank or dealer.

FOREIGN CURRENCY TRANSLATION. The accounting records of the Fund are maintained in U.S. dollars. Prices of securities denominated in foreign currencies are translated into U.S. dollars at the closing rates of exchange. Amounts related to the purchase and sale of securities and investment income are translated at the rates of exchange prevailing on the respective dates of such transactions.

The effect of changes in foreign currency exchange rates on investments is separately identified from the fluctuations arising from changes in market values of securities held and reported with all other foreign currency gains and losses in the Fund's Statement of Operations.

REPURCHASE AGREEMENTS. The Fund requires the custodian to take possession, to have legally segregated in the Federal Reserve Book Entry System or to have segregated within the custodian's vault, all securities held as collateral for repurchase agreements. The market value of the underlying securities is required to be at least 102% of the resale price at the time of purchase. If the seller of the agreement defaults and the value of the collateral declines, or if the seller enters an insolvency proceeding, realization of the value of the collateral by the Fund may be delayed or limited.

ALLOCATION OF INCOME, EXPENSES, AND GAINS AND LOSSES. Income, expenses (other than those attributable to a specific class) and gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

FEDERAL TAXES. The Fund intends to continue to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments not offset by loss carryovers, to shareholders. Therefore, no federal income or excise tax provision is required.

TRUSTEES' FEES AND EXPENSES. The Fund has adopted a nonfunded retirement plan for the Fund's independent trustees. Benefits are based on years of service and fees paid to each trustee during the years of service. During the year ended September 30, 1996, a provision of $101,127 was made for the Fund's projected benefit obligations and payments of $7,479 were made to retired trustees, resulting in an accumulated liability of $262,675 at September 30, 1996.

DISTRIBUTIONS TO SHAREHOLDERS. Dividends and distributions to shareholders are recorded on the ex-dividend date.

CLASSIFICATION OF DISTRIBUTIONS TO SHAREHOLDERS. Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of the distributions made during the year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividend distributions, the fiscal year in which amounts are distributed may differ from the year that the income or realized gain (loss) was recorded by the Fund.

During the year ended September 30, 1996, the Fund adjusted the classification of distributions to shareholders to reflect the differences between the financial statement amounts and distributions determined in accordance with income tax regulations.

Accordingly, during the year ended September 30, 1996, amounts have been reclassified to reflect a decrease in undistributed net investment income and an increase in accumulated net realized gain on investments of $367,527. In addition, to properly reflect foreign currency gain in the components of capital, $7,676,004 of foreign exchange gain determined according to U.S. federal income tax rules has been reclassified from net realized gain to net investment income.

OTHER. Investment transactions are accounted for on the date the investments are purchased or sold (trade date) and dividend income is recorded on the ex-dividend date. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. SHARES OF BENEFICIAL INTEREST

The Fund has authorized an unlimited number of no par value shares of beneficial interest of each class. Transactions in shares of beneficial interest were as follows:

                                                 Year Ended September 30, 1996(1)    Year Ended September 30, 1995
                                                 --------------------------------    ------------------------------
                                                      Shares          Amount            Shares            Amount
-------------------------------------------------------------------------------------------------------------------
Class A:
Sold                                                 13,445,573     $494,129,386       14,970,471      $515,346,870
Dividends and distributions reinvested                3,791,424      129,022,228        5,837,688       185,638,506
Redeemed                                            (12,511,334)    (457,872,920)     (12,413,877)     (427,316,560)
                                                    -----------     ------------      -----------      ------------
Net increase                                          4,725,663     $165,278,694        8,394,282      $273,668,816
                                                    ===========     ============      ===========      ============

-------------------------------------------------------------------------------------------------------------------
Class B:
Sold                                                  6,760,563     $244,252,699        5,628,673      $192,633,540
Dividends and distributions reinvested                  596,683       20,012,734          687,798        21,610,609
Redeemed                                            (2,599,758)     (93,597,029)      (1,894,767)      (64,110,774)
                                                    -----------     ------------      -----------      ------------
Net increase                                          4,757,488     $170,668,404        4,421,704      $150,133,375
                                                    ===========     ============      ===========      ============

-------------------------------------------------------------------------------------------------------------------
Class C:
Sold                                                    549,240      $20,205,091               --      $
--
Dividends and distributions reinvested                    4,029          137,151               --
--
Redeemed                                               (98,123)      (3,610,284)               --
--
                                                    -----------     ------------      -----------      ------------
Net increase                                            455,146      $16,731,958               --      $
--
                                                    ===========     ============      ===========      ============

           1. For the year ended September 30, 1996 for Class A and Class B shares, and for the period from October 2, 1995 (inception of offering) to September 30, 1996 for Class C shares.

3. UNREALIZED GAINS AND LOSSES ON INVESTMENTS

At September 30, 1996, net unrealized appreciation on investments of $567,222,031 was composed of gross appreciation of $597,401,994, and gross depreciation of $30,179,963.

4. MANAGEMENT FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Management fees paid to the Manager were in accordance with the investment advisory agreement with the Fund which provides for a fee of 0.80% on the first $250 million of net assets, 0.77% on the next $250 million, 0.75% on the next $500 million, 0.69% on the next $1 billion and 0.67% on net assets in excess of $2 billion. The Manager has voluntarily agreed to reduce the management fee to which it is entitled under the Agreement to 0.65% on net assets in excess of $3.5 billion. The Manager has agreed to reimburse the Fund if aggregate expenses (with specified exceptions) exceed the most stringent applicable regulatory limit on Fund expenses.

For the year ended September 30, 1996, commissions (sales charges paid by investors) on sales of Class A shares totaled $5,830,983, of which $1,861,170 was retained by OppenheimerFunds Distributor, Inc. (OFDI), a subsidiary of the Manager, as general distributor, and by an affiliated broker/dealer. Sales charges advanced to broker/dealers by OFDI on sales of the Fund's Class B and Class C shares totaled $6,952,591 and $156,720, of which $413,273 and
$2,797, respectively, was paid to an affiliated broker/dealer. During the year ended September 30, 1996, OFDI received contingent deferred sales charges of $743,491 and $6,445, respectively, upon redemption of Class B and Class C shares, as reimbursement for sales commissions advanced by OFDI at the time of sale of such shares.

OppenheimerFunds Services (OFS), a division of the Manager, is the transfer and shareholder servicing agent for the Fund, and for other registered investment companies. OFS's total costs of providing such services are allocated ratably to these companies.

The Fund has adopted a Service Plan for Class A shares to reimburse OFDI for a portion of its costs incurred in connection with the personal service and maintenance of accounts that hold Class A shares. Reimbursement is made quarterly at an annual rate that may not exceed 0.25% of the average annual net assets of Class A shares of the Fund. OFDI uses the service fee to reimburse brokers, dealers, banks and other financial institutions quarterly for providing personal service and maintenance of accounts of their customers that hold Class A shares. During the year ended September 30, 1996,

OFDI paid $252,591 to an affiliated broker/dealer as reimbursement for Class A personal service and maintenance expenses.

The Fund has adopted a reimbursement type Distribution and Service Plan for Class B shares to reimburse OFDI for its services and costs in distributing Class B shares and servicing accounts. Under the Plan, the Fund pays OFDI an annual asset-based sales charge of 0.75% per year on Class B shares.

OFDI also receives a service fee of 0.25% per year to reimburse dealers for providing personal services for accounts that hold Class B shares. Both fees are computed on the average annual net assets of Class B shares, determined as of the close of each regular business day. If the Plan is terminated by the Fund, the Board of Trustees may allow the Fund to continue payments of the asset-based sales charge to OFDI for certain expenses it incurred before the Plan was terminated. During the year ended September 30, 1996, OFDI paid $53,520 to an affiliated broker/dealer as reimbursement for Class B personal service and maintenance expenses and retained $3,701,675 as reimbursement for Class B sales commissions and service fee advances, as well as financing costs.

As of September 30, 1996, OFDI had incurred unreimbursed expenses of $16,226,094 for Class B.

The Fund has adopted a compensation type Distribution and Service Plan for Class C shares to compensate OFDI for its services and costs in distributing Class C shares and servicing accounts. Under the Plan, the Fund pays OFDI an annual asset-based sales charge of 0.75% per year on Class C shares. OFDI also receives a service fee of 0.25% per year to compensate dealers for providing personal services for accounts that hold Class C shares. Both fees are computed on the average annual net assets of Class C shares, determined as of the close of each regular business day. If the Plan is terminated by the Fund, the Board of Trustees may allow the Fund to continue payments of the asset-based sales charge to OFDI for certain expenses it incurred before the Plan was terminated. During the year September 30, 1996, OFDI retained $75,623 as compensation for Class C sales commissions and service fee advances, as well as financing costs. As of September 30, 1996, OFDI had incurred unreimbursed expenses of $200,447 for Class C.

Oppenheimer Global Fund

5. FORWARD CONTRACTS

A forward foreign currency exchange contract (forward contract) is a commitment to purchase or sell a foreign currency at a future date, at a negotiated rate.

The Fund uses forward contracts to seek to manage foreign currency risks. They may also be used to tactically shift portfolio currency risk. The Fund generally enters into forward contracts as a hedge upon the purchase or sale of a security denominated in a foreign currency. In addition, the Fund may enter into such contracts as a hedge against changes in foreign currency exchange rates on portfolio positions.

Forward contracts are valued based on the closing prices of the forward currency contract rates in the London foreign exchange markets on a daily basis as provided by a reliable bank or dealer. The Fund will realize a gain or loss upon the closing or settlement of the forward transaction.

Securities held in segregated accounts to cover net exposure on outstanding forward contracts are noted in the Statement of Investments where applicable. Unrealized appreciation or depreciation on forward contracts is reported in the Statement of Assets and Liabilities. Realized gains and losses are reported with all other foreign currency gains and losses in the Fund's Statement of Operations.

Risks include the potential inability of the counterparty to meet the terms of the contract and unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

At September 30, 1996, the Fund had outstanding forward contracts to purchase and sell currencies as follows:

                                                                CONTRACT AMOUNT  VALUATION AS OF  UNREALIZED
UNREALIZED
CONTRACTS TO PURCHASE                          EXCHANGE DATE    (000S)           SEPT. 30, 1996   APPRECIATION
DEPRECIATION
----------------------------------------------------------------------------------------------------------------
------------
German Deutsche Mark (DEM)                      10/1/96--10/2/96      5,025 DEM     $3,294,412    $      --
    $4,862
                                                                                    ==========    ---------
    ------
CONTRACTS TO SELL
----------------------------------------------------------------------------------------------------------------
------------
Swiss Franc (CHF)                               10/8/96             114,690 CHF    $91,561,452    $8,438,548
    $   --
----------------------------------------------------------------------------------------------------------------
------------
Italian Lira (ITL)                              10/1/96           2,250,167 ITL      1,478,379         5,313
        --
----------------------------------------------------------------------------------------------------------------
------------
German Deutsche Mark (DEM)                      10/1/96--1/8/97     149,342 DEM     98,494,144     5,431,912
        --
----------------------------------------------------------------------------------------------------------------
------------
Indonesian Rupiah (IDR)                         10/1/96--10/2/96    393,913 IDR        169,680            35
        --
----------------------------------------------------------------------------------------------------------------
------------
Japanese Yen (JPY)                              10/7/96          15,382,499 JPY    138,205,862     2,564,849
        --
                                                                                  ------------   -----------
   -------
                                                                                  $329,909,517    16,440,657
        --
                                                                                  ============   ===========
   -------
Total Unrealized Appreciation and Depreciation                                                   $16,440,657
    $4,862
                                                                                                 ===========
   =======

6. ILLIQUID AND RESTRICTED SECURITIES

At September 30, 1996, investments in securities included issues that are illiquid or restricted. Restricted securities are often purchased in private placement transactions, are not registered under the Securities Act of 1933, may have contractual restrictions on resale, and are valued under methods approved by the Board of Trustees as reflecting fair value. A security may also be considered illiquid if it lacks a readily-available market or if its valuation has not changed for a certain period of time. The Fund intends to invest no more than 10% of its net assets (determined at the time of purchase and reviewed from time to time) in illiquid or restricted securities. Certain restricted securities, eligible for resale to qualified institutional investors, are not subject to that limit. The aggregate value of illiquid or restricted securities subject to this limitation at September 30, 1996 was $88,287,890, which represents 2.89% of the Fund's net assets. Information concerning restricted securities is as follows:

                                                                                                      VALUATION PER
UNIT AS
SECURITY                                                  ACQUISITION DATE    COST PER UNIT           OF SEPT. 30,
1996
----------------------------------------------------------------------------------------------------------------
-----------
Quintiles Transnational Corp.                                 8/2/93       $       8.64                $    65.93
----------------------------------------------------------------------------------------------------------------
-----------
Clinica y Maternidad Suizo Argentino                          5/16/94          7,383.33                  8,883.03


Pursuant to guidelines adopted by the Board of Trustees, certain unregistered securities are determined to be liquid and are not included within the 10% limitation specified above.

7. SECURITIES LOANED

The Fund has entered into a securities lending arrangement with the custodian. Under the terms of the agreement, the Fund receives 60% of the annual net income from lending transactions. In exchange for such fees, the custodian is authorized to loan securities on behalf of the Fund, against receipt of collateral at least equal in value to the value of the securities loaned. Cash collateral is invested by the custodian in money market instruments approved by the Manager.

As of September 30, 1996, the Fund had on loan securities valued at $223,463,921. Cash of $187,481,049 was received as collateral for the loans, and has been invested in the approved instruments identified below. U.S. Treasury Bills, Notes and Bonds valued at $42,989,230 were also received as collateral. The Fund bears the risk of any deficiency in the amount of collateral available for return to a borrower due to a loss in an approved investment.

                                                                                                        VALUATION
AS OF
                SECURITY                                                                                SEPTEMBER
30, 1996

----------------------------------------------------------------------------------------------------------
                Repurchase agreement with CS First Boston Corp., 5.975%, dated 9/30/96 and maturing
                12/31/96, collateralized by Federal Home Loan Mortgage Corp., 7%--9.50%,
                5/15/17--7/1/26, with a value of $117,360,046, and by Federal National Mortgage Assn.,
                0%, 6/1/23, with a value of $46,110,000
$160,470,046

----------------------------------------------------------------------------------------------------------
                Repurchase agreement with Goldman, Sachs & Co., 5.75%, dated 9/30/96 and maturing
                10/1/96, collateralized by Federal Mortgage Acceptance Corp., 7.31%, 8/7/01, with a value of $10,068,530, and by Federal Home Loan Bank, 5.60%, 7/24/97, with a value of
                $10,001,710, and by Federal National Mortgage Assn., 7.15%, 6/26/01, with a value of
                $6,940,763
27,011,003

----------------------------------------------------------------------------------------------------------
                U.S. Treasury Bills, 1/2/97--5/29/97
1,083,519

----------------------------------------------------------------------------------------------------------
                U.S. Treasury Nts., 5.125%--8.50%, 11/30/97--3/31/00
25,925,761

----------------------------------------------------------------------------------------------------------
                U.S. Treasury Bonds, 6.25%, 8/15/23
15,979,950

------------

$230,470,279

============


                                 Appendix

                    Corporate Industry Classifications


Aerospace/Defense
Air Transportation
Auto Parts Distribution
Automotive
Bank Holding Companies
Banks
Beverages
Broadcasting
Broker-Dealers
Building Materials
Cable Television
Chemicals
Commercial Finance
Computer Hardware
Computer Software
Conglomerates
Consumer Finance
Containers
Convenience Stores
Department Stores
Diversified Financial
Diversified Media
Drug Stores
Drug Wholesalers
Durable Household Goods
Education
Electric Utilities
Electrical Equipment
Electronics
Energy Services & Producers
Entertainment/Film
Environmental
Food
Gas Transmission*
Gas Utilities*
Gold
Health Care/Drugs
Health Care/Supplies & Services
Homebuilders/Real Estate
Hotel/Gaming
Industrial Services
Insurance
Leasing & Factoring
Leisure
Manufacturing
Metals/Mining
Nondurable Household Goods
Oil - Integrated
Paper
Publishing/Printing
Railroads
Restaurants
Savings & Loans
Shipping
Special Purpose Financial
Specialty Retailing
Steel
Supermarkets
Telecommunications - Technology
Telephone - Utility
Textile/Apparel
Tobacco
Toys
Trucking
____________________________

* For purposes of the Fund's policy not to concentrate in securities of issuers in the same industry, gas utilities and gas transmission utilities will each be considered a separate industry.

Investment Adviser
   OppenheimerFunds, Inc.
   Two World Trade Center
   New York, New York 10048-0203

Distributor
   OppenheimerFunds Distributor, Inc.
   Two World Trade Center
   New York, New York 10048-0203

Transfer and Shareholder Servicing Agent
   OppenheimerFunds Services
   P.O. Box 5270
   Denver, Colorado 80217
   1-800-525-7048

Custodian of Portfolio Securities
   The Bank of New York
   One Wall Street
   New York, New York 10015

Independent Auditors
   KPMG Peat Marwick LLP
   707 Seventeenth Street
   Denver, Colorado 80202

Legal Counsel
   Gordon Altman Butowsky
     Weitzen Shalov & Wein
   114 West 47th Street
   New York, New York 10036

                  OPPENHEIMER GLOBAL EMERGING GROWTH FUND
                   Supplement dated March 7, 1997 to the
                     Prospectus dated January 13, 1997

The Prospectus is amended by adding the following paragraph at the end of "How the Fund is Managed" on page 17:

The Board of Trustees of Oppenheimer Global Emerging Growth Fund (referred to as "Global Emerging Growth Fund" or the "Fund") has determined that it is in the best interest of the Fund's shareholders that the Fund reorganize with and into Oppenheimer Global Fund ("Global Fund"). The Board unanimously approved the terms of an agreement and plan of reorganization to be entered into between these funds (the "reorganization plan") and the transactions contemplated (the transactions are referred to as the "reorganization"). The Board further determined that the reorganization should be submitted to the Fund's shareholders for approval, and recommended that shareholders approve the reorganization.

Pursuant to the reorganization plan, (i) substantially all of the assets of the Fund would be exchanged for shares of Global Fund,
(ii) these shares of Global Fund would be distributed to the shareholders of the Fund, (iii) the Fund would be liquidated, and
(iv) the outstanding shares of the Fund would be cancelled. It is expected that the reorganization will be tax-free, pursuant to
Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, and the Fund will request an opinion of tax counsel to that effect.

A meeting of the shareholders of the Fund is scheduled for June 17, 1997 to vote on the reorganization. Approval of the reorganization requires the affirmative vote of a majority of the outstanding shares of the Fund (the term "majority" is defined in the Investment Company Act as a special majority. It is also explained in the Statement of Additional Information). There is no assurance that the Fund's shareholders will approve the reorganization. Details about the proposed reorganization will be contained in a proxy statement and other soliciting materials which will be mailed to the Fund's shareholders of record on April 11, 1997. Persons who became shareholders of the Fund after the record date for the shareholder meeting will not be entitled to vote on the reorganization.


March 7, 1997                     PS0750.012

                  OPPENHEIMER GLOBAL EMERGING GROWTH FUND
                 Supplement dated January 13, 1997 to the
                     Prospectus dated January 13, 1997

The Prospectus is changed as follows:

   In addition to paying dealers the regular commission for (1) sales of Class A shares stated in the sales charge table in "Buying Class A Shares" on page 27, (2) sales of Class B shares described in the fifth paragraph in "Distribution and Service Plans for Class B Shares" on page 34, and (3) sales of Class C shares described in the fifth paragraph in "Distribution and Service Plans for Class C Shares" on page 34, the Distributor will pay additional commission to each broker, dealer and financial institution that has a sales agreement with the Distributor and agrees to accept that additional commission (these are referred to as "participating firms") for Class A, Class B and Class C shares of the Fund sold in "qualifying transactions" (the "promotion"). The additional commission will be 1.00% of the offering price of shares of the Fund sold by a registered representative or sales representative of a participating firm during the promotion. If the additional commission is paid on the sale of Class A shares of $500,000 or more or the sale of Class A shares to a SEP IRA with 100 or more eligible participants and those shares are redeemed within 13 months from the end of the month in which they were purchased, the participating firm will be required to return the additional commission.

   "Qualifying transactions" are aggregate sales of $150,000 or more of Class A, Class B and/or Class C shares of any one or more of the Oppenheimer funds (except money market funds and municipal bond funds) for rollovers or trustee-to-trustee transfers from another retirement plan trustee, of IRA assets or other employee benefit plan assets from an account or investment other than an account or investment in the Oppenheimer funds to (1) IRAs, rollover IRAs, SEP IRAs and SAR-SEP IRAs, using the OppenheimerFunds, Inc. prototype IRA agreement, if the rollover contribution is received during the period from January 1, 1997 through April 15, 1997 (the "promotion period"), or the acceptance of a direct rollover or trustee-to-trustee transfer is acknowledged by the trustee of the OppenheimerFunds prototype IRA during the promotion period, and (2) IRAs, rollover IRAs, SEP IRAs and SAR-SEP IRAs using the A.G. Edwards & Sons, Inc. prototype IRA agreement, if the rollover contribution or trustee-to-trustee payment is received during the promotion period. "Qualifying transactions" do not include (1) purchases of Class A shares intended but not yet made under a Letter of Intent, and (2) purchases of Class A, Class B and/or Class C shares with the redemption proceeds from an existing Oppenheimer funds account.

January 13, 1997                              PS0750.011

OPPENHEIMER
Global Emerging Growth Fund

Prospectus dated January 13, 1997

Oppenheimer Global Emerging Growth Fund is a mutual fund that aggressively seeks capital appreciation as its investment objective. Current income is not an objective of the Fund.

   In seeking its objective, the Fund emphasizes investments in emerging growth companies in the U.S. and foreign countries that offer the potential for growth of earnings or capital. In an uncertain investment environment, the Fund may stress defensive investment methods. The Fund may also use "hedging" instruments. As a "global" fund, the Fund normally invests in the U.S. and at least three foreign countries and may have a substantial portion of its assets invested in foreign securities.

   Some investment techniques the Fund uses may be considered to be speculative investment methods that may increase the risks of investing in the Fund and may also increase the Fund's operating costs. You should carefully review the risks associated with an investment in the Fund. The Fund is designed for investors who are willing to accept greater risks of loss in the hopes of greater gains. Please refer to "Investment Policies and Strategies" for more information about the types of securities the Fund invests in, its investment methods and the risks of investing in the Fund.

   This Prospectus explains concisely what you should know before investing in the Fund. Please read this Prospectus carefully and keep it for future reference. You can find more detailed information about the Fund in the January 13, 1997, Statement of Additional Information. For a free copy, call OppenheimerFunds Services, the Fund's Transfer Agent, at 1-800-525-7048, or write to the Transfer Agent at the address on the back cover. The Statement of Additional Information has been filed with the Securities and Exchange Commission and is incorporated into this Prospectus by reference (which means that it is legally part of this Prospectus).

                                                    (OppenheimerFunds logo)

Shares of the Fund are not deposits or obligations of any bank, are not guaranteed by any bank, are not insured by the F.D.I.C. or any other agency, and involve investment risks, including the possible loss of the principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contents

      ABOUT THE FUND

3     Expenses

5     A Brief Overview of the Fund

7     Financial Highlights

10    Investment Objective and Policies

17    How the Fund is Managed

19    Performance of the Fund



      ABOUT YOUR ACCOUNT

22    How to Buy Shares
      Class A Shares
      Class B Shares
      Class C Shares

35    Special Investor Services
      AccountLink
      Automatic Withdrawal and Exchange Plans
      Reinvestment Privilege
      Retirement Plans

37    How to Sell Shares
      By Mail
      By Telephone

38    How to Exchange Shares

40    Shareholder Account Rules and Policies

42    Dividends, Capital Gains and Taxes

A-1      Appendix: Special Sales Charge Arrangements
A B O U T  T H E  F U N D

Expenses

   The Fund pays a variety of expenses directly for management of its assets, administration, distribution of its shares and other services, and those expenses are subtracted from the Fund's assets to calculate the Fund's net asset value per share. All shareholders therefore pay those expenses indirectly. Shareholders pay other expenses directly, such as sales charges and account transaction charges. The following tables are provided to help you understand your direct expenses of investing in the Fund and your share of the Fund's business operating expenses that you will bear indirectly. The numbers below are based on the Fund's expenses during its last fiscal year ended September 30, 1996.

       Shareholder Transaction Expenses are charges you pay when you buy or sell shares of the Fund. Please refer to "About Your
Account," starting on page ___ for an explanation of how and when these charges apply.


                            Class A   Class B          Class C
                            Shares    Shares      Shares
------------------------------------------------------------------
Maximum Sales Charge        5.75%     None        None
on Purchases (as a %
of offering price)
------------------------------------------------------------------
Maximum Deferred Sales      None(1)   5% in the first  1% if shares are
Charge (as a % of the                 year, declining  redeemed within
lower of the original                 to 1% in the          12 months of
purchase price or                     sixth year and   purchase(2)
redemption proceeds)                  eliminated
                                      thereafter(2)
-------------------------------------------------------------------------
Maximum Sales Charge on     None      None   None
Reinvested Dividends
-------------------------------------------------------------------------
Exchange Fee                None      None   None
-------------------------------------------------------------------------
Redemption Fee              None      None   None


(1) If you invest $1 million or more ($500,000 or more for purchases by "Retirement Plans," as defined in "Class A Contingent Deferred Sales Charge" on page ___) in Class A shares, you may have to pay a sales charge of up to 1.0% if you sell your shares within 18 calendar months from the end of the calendar month during which you purchased those shares. See "How to Buy Shares - Class A Shares," below.
(2) See "How to Buy Shares - Class B Shares" and "How to Buy Shares
- Class C Shares," below for more information on contingent deferred sales charges.

   Annual Fund Operating Expenses are paid out of the Fund's assets and represent the Fund's expenses in operating its business. For example, the Fund pays management fees to its investment advisor, OppenheimerFunds, Inc. (referred to in this Prospectus as the "Manager"). The rates of the Manager's fees are set forth in "How the Fund is Managed," below. The Fund has other regular expenses for services, such as transfer agent fees, custodial fees paid to the bank that holds its portfolio securities, audit fees and legal expenses. Those expenses are detailed in the Fund's Financial Statements in the Statement of Additional Information.

                      Annual Fund Operating Expenses
                  (as a Percentage of Average Net Assets)

                     Class A   Class B   Class C
                     Shares    Shares    Shares
-------------------------------------------------------------------
Management Fees      0.83%     0.83%     0.83%
-------------------------------------------------------------------
12b-1 Distribution        0.24%     1.00%     1.00%
Plan Fees
-------------------------------------------------------------------
Other Expenses            0.80%     0.73%     0.71%
-------------------------------------------------------------------
Total Fund                1.87%     2.56%     2.54%
Operating Expenses

 The numbers for Class A, Class B and Class C shares in the
table above are based on the Fund's expenses in its last fiscal year. These amounts are shown as a percentage of the average net assets of each class of the Fund's shares for that year. Class B and Class C shares were not publicly offered before November 1, 1995. Therefore, the Annual Fund Operating Expenses shown for Class B and Class C are based on expenses for the period from
November 1, 1995 until September 30, 1996.    The actual expenses
for each class of shares in future years may be more or less than the numbers in the table, depending on a number of factors, including the actual value of the Fund's assets represented by each class of shares.

 The "12b-1 Distribution Plan Fees" for Class A Shares are Service Plan Fees (the maximum fee is 0.25% of average annual net assets of that class). For Class B and Class C shares, the Distribution and Service Plan Fees are service fees (the fee is 0.25% of average annual net assets of that class) and the asset-based sales charge of 0.75%. These Plans are described in greater detail in "How to Buy Shares."

   Examples. To try to show the effect of these expenses on an investment over time, we have created the hypothetical examples shown below. Assume that you make a $1,000 investment in each class of shares of the Fund, that the Fund's annual return is 5%, and that its operating expenses for each class are the ones shown in the Annual Fund Operating Expenses chart above. If you were to redeem your shares at the end of each period shown below, your investment would incur the following expenses by the end of 1, 3, 5 and 10 years:

                1 year     3 years     5 years     10 years*
-------------------------------------------------------------------
Class A Shares  $75        $113        $153        $264
Class B Shares  $76        $110        $156        $257
Class C Shares  $36        $ 79        $135        $288

     If you did not redeem your investment, it would incur the following expenses:

                1 year     3 years     5 years     10 years*
-------------------------------------------------------------------
Class A Shares  $75        $113        $153        $264
Class B Shares  $26        $ 80        $136        $257
Class C Shares  $26        $ 79        $135        $288

*In the first example, expenses include the Class A initial sales charge and the applicable Class B or Class C contingent deferred sales charge. In the second example, Class A expenses include the initial sales charge, but Class B and Class C expenses do not include contingent deferred sales charges. The Class B expenses in years 7 through 10 are based on the Class A expenses shown above, because the Fund automatically converts your Class B shares into Class A shares after 6 years. Because of the effect of the asset-based sales charge and contingent deferred sales charge, long-term Class B and Class C shareholders could pay the economic equivalent of an amount greater than the maximum front-end sales charge allowed under applicable regulations. For Class B shareholders, the automatic conversion of Class B shares to Class A shares is designed to minimize the likelihood that this will occur. Please refer to "How to Buy Shares - Buying Class B Shares" and "How to Buy Shares - Buying Class C Shares" beginning on pages __ and __, respectively, for more information.

 These examples show the effect of expenses on an investment, but are not meant to state or predict actual or expected costs or investment returns of the Fund, all of which may be more or less than the amounts shown.


A Brief Overview of the Fund

Some of the important facts about the Fund are summarized below, with references to the section of this Prospectus where more complete information can be found. You should carefully read the entire Prospectus before making a decision about investing in the Fund. Keep the Prospectus for reference after you invest, particularly for information about your account, such as how to sell or exchange shares.

   What Is The Fund's Investment Objective? The Fund's investment objective is to aggressively seek capital appreciation
(that is, growth in the value of its shares). It does not invest to earn current income to pay to shareholders.

   What Does the Fund Invest In? The Fund emphasizes investment in common stocks or other equity securities, including convertible securities, of emerging growth companies located in the United States and foreign countries. The Fund may have a substantial amount of its investments in foreign securities. The Fund may hold warrants and rights. The Fund may also use hedging instruments and some derivative investments to try to manage investment risks. These investments are more fully explained in "Investment Objective and Policies," starting on page 10.

   Who Manages the Fund? The Fund's investment advisor (the "Manager") is OppenheimerFunds, Inc. The Manager (including a subsidiary) manages investment company portfolios having over $62 billion in assets at December 31, 1996. The Manager is paid an advisory fee by the Fund, based on its net assets. The Fund's portfolio managers, who are employed by the Manager and are primarily responsible for the selection of the Fund's securities, are George Evans and Jay W. Tracey, III. The Fund's Board of Trustees, elected by shareholders, oversees the investment advisor and the portfolio managers. Please refer to "How the Fund is Managed," starting on page ___ for more information about the Manager and its fees.

   How Risky is the Fund? All investments carry risks to some degree. It is important to remember that the Fund is an aggressive growth fund designed for long-term investing and is not designed for investors seeking income or conservation of capital. The Fund's investments in stocks are subject to changes in their value from a number of factors such as changes in general bond and stock market movements, or the change in value of particular stocks because of an event affecting the issuer.

 The Fund's investments in foreign securities are subject to additional risks associated with investing abroad, such as the effect of currency rate changes on stock values. These changes affect the value of the Fund's investments and its price per share.

 In the Oppenheimer funds spectrum, the Fund is generally expected to be more volatile than the other stock funds, the income and growth funds, and the more conservative income funds. While the Manager tries to reduce risks by diversifying investments, by carefully researching securities before they are purchased for the portfolio, and in some cases by using hedging techniques, there is no guarantee of success in achieving the Fund's objective and your shares may be worth more or less than their original cost when you redeem them. Please refer to "Investment Objective and Policies" starting on page __ for a more complete discussion of the Fund's investment risks.

   How Can I Buy Shares? You can buy shares through your dealer or financial institution, or you can purchase shares directly through the Distributor by completing an Application or by using an Automatic Investment Plan under AccountLink. Please refer to "How to Buy Shares" starting on page ___ for more details.

   Will I Pay a Sales Charge to Buy Shares? The Fund offers the individual investor three classes of shares. All classes have the same investment portfolio but different expenses. Class A shares are offered with a front-end sales charge, starting at 5.75% and reduced for larger purchases. Class B and Class C shares are offered without a front-end sales charge, but may be subject to a contingent deferred sales charge if redeemed within 6 years or 12 months of purchase, respectively. There is also an annual asset-based sales charge on Class B and Class C shares. Please review "How to Buy Shares" starting on page ___ for more details, including a discussion about factors you and your financial advisor should consider in determining which class may be appropriate for you.

   How Can I Sell My Shares?  Shares can be redeemed by mail or by a telephone call to the Transfer Agent on any business day, or through your dealer. Please refer to "How to Sell Shares" on page ____. The Fund also offers exchange privileges to other Oppenheimer funds, described in "How to Exchange Shares" on page
___.

   How Has the Fund Performed? The Fund measures its performance by quoting its average annual total return and cumulative total return, which measure historical performance. Those returns can be compared to the returns (over similar periods) of other funds. Of course, other funds may have different objectives, investments, and levels of risk. The Fund's performance can also be compared to a broad-based market index, which we have done on pages ____ and ____. Please remember that past performance does not guarantee future results.


Financial Highlights

 The table on the following pages presents selected financial information about the Fund, including per share data, expense ratios and other data based on the Fund's average net assets. This information has been audited by KPMG Peat Marwick LLP, the Fund's independent auditors, whose report on the Fund's financial statements for the fiscal year ended September 30, 1996, is included in the Statement of Additional Information.


----------------------------------------------------------------------------------
                                                FINANCIAL HIGHLIGHTS

                                                CLASS A

----------------------------------------------------------------------------------

                                                YEAR ENDED SEPTEMBER 30,
                                                   1996           1995           1994           1993         1992
       1991(3)
----------------------------------------------------------------------------------------------------------------
------------------
PER SHARE OPERATING DATA:
Net asset value, beginning of period          $   18.03      $   19.35      $   21.64      $   20.25    $   26.90
   $   11.81
----------------------------------------------------------------------------------------------------------------
------------------
Income (loss) from investment operations:
Net investment income (loss)                       (.03)           .01           (.01)          (.10)        (.17)
       (.03)
Net realized and unrealized gain (loss)            2.96          (1.33)         (2.11)          1.69        (6.47)
      15.12
----------------------------------------------------------------------------------------------------------------
------------------
Total income (loss) from investment
operations                                         2.93          (1.32)         (2.12)          1.59        (6.64)
      15.09
----------------------------------------------------------------------------------------------------------------
------------------
Dividends and distributions to shareholders:
Dividends from net investment income               --             --             --             --           (.01)
       --
Distributions from net realized gain               --             --             (.17)          (.20)        --
         --

----------------------------------------------------------------------------------------------------------------
------------------
Total dividends and distributions
to shareholders                                    --             --             (.17)          (.20)        (.01)
       --
----------------------------------------------------------------------------------------------------------------
------------------
Net asset value, end of period                $   20.96      $   18.03      $   19.35      $   21.64    $   20.25
   $   26.90

====================================================================================


----------------------------------------------------------------------------------------------------------------
------------------
TOTAL RETURN, AT NET ASSET VALUE(4)               16.25%         (6.82)%        (9.91)%         7.79%      (24.70)%
    127.78%

----------------------------------------------------------------------------------------------------------------
------------------
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)      $ 154,082      $ 139,823      $ 163,295      $ 199,697    $ 129,634
   $ 103,352
----------------------------------------------------------------------------------------------------------------
------------------
Average net assets (in thousands)             $ 142,045      $ 148,378      $ 190,984      $ 194,184    $ 166,144
   $  50,989
----------------------------------------------------------------------------------------------------------------
------------------
Ratios to average net assets:
Net investment income (loss)                      (0.15)%         0.07%         (1.05)%        (0.80)%      (0.71)%
     (0.18)%
Expenses                                           1.87%          1.76%          1.77%          1.59%        1.39%
       1.50%

----------------------------------------------------------------------------------------------------------------
------------------
Portfolio turnover rate(6)                        125.9%         160.3%          54.7%          41.0%         2.6%
       11.2%
Average brokerage commission rate(7)          $  0.0030           --             --             --           --
         --




                                                 CLASS A                                  CLASS B          CLASS
C
                                                 ------------------------------------    --------------
---------------
                                                                                          PERIOD ENDED     PERIOD
ENDED
                                                                                          SEPTEMBER 30,    SEPTEMBER
30
                                                 1990          1989           1988(2)        1996(1)
1996(1)
----------------------------------------------------------------------------------------------------------------
----------
PER SHARE OPERATING DATA:
Net asset value, beginning of period          $   12.09     $   10.63      $   10.00      $   17.43          $
17.43
----------------------------------------------------------------------------------------------------------------
----------
Income (loss) from investment operations:
Net investment income (loss)                       (.02)         (.10)           .14           (.01)
(.01)
Net realized and unrealized gain (loss)            (.26)         1.69            .49           3.36
3.37
----------------------------------------------------------------------------------------------------------------
----------
Total income (loss) from investment
operations                                         (.28)         1.59            .63           3.35
3.36
----------------------------------------------------------------------------------------------------------------
----------
Dividends and distributions to shareholders:
Dividends from net investment income               --            (.10)          --             --
--
Distributions from net realized gain               --            (.03)          --             --
--
----------------------------------------------------------------------------------------------------------------
----------
Total dividends and distributions
to shareholders                                    --            (.13)          --             --
--
----------------------------------------------------------------------------------------------------------------
----------
Net asset value, end of period                $   11.81     $   12.09      $   10.63          20.78
20.79

============================================================================

----------------------------------------------------------------------------------------------------------------
----------
TOTAL RETURN, AT NET ASSET VALUE(4)               (2.32)%       15.21%          6.30%         19.22%
19.28%
----------------------------------------------------------------------------------------------------------------
----------
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)      $  16,217     $   3,872      $   1,921      $  10,855          $
3,269
----------------------------------------------------------------------------------------------------------------
----------
Average net assets (in thousands)             $   8,716     $   2,343      $   1,394      $   4,675          $
1,599
----------------------------------------------------------------------------------------------------------------
----------
Ratios to average net assets:
Net investment income (loss)                      (0.37)%       (0.70)%         1.41%(5)      (0.42)%(5)
(0.45)%(5)
Expenses                                           1.78%         2.40%          2.06%(5)       2.56%(5)
2.54%(5)
----------------------------------------------------------------------------------------------------------------
----------
Portfolio turnover rate(6)                         16.6%         17.1%           1.7%         125.9%
125.9%
Average brokerage commission rate(7)               --            --             --        $  0.0030          $
0.0030

1. For the period from November 1, 1995 (inception of offering) to September 30, 1996.

2. For the period from December 30, 1987 (commencement of operations) to September 30, 1988. Per share amounts calculated based on the weighted average number of shares outstanding during the period.

3. Per share amounts calculated based on the weighted average number of shares outstanding during the period.

4. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period (or inception of offering), with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns. Total returns are not annualized for periods of less than one full year.

5.       Annualized.

6. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the period ended September 30, 1996 were $182,488,843 and $175,044,184, respectively.

7. Total brokerage commissions paid on applicable purchases and sales of portfolio securities for the period divided by the total number of related shares purchased and sold.

Investment Objective and Policies

Objective. The Fund invests its assets to aggressively seek capital appreciation.

Investment Policies and Strategies. The Fund seeks its investment objective by emphasizing investment in common stocks or other equity securities, including securities that are convertible into common stock. The Fund may hold warrants and rights. These securities may be traded on securities exchanges or in over-the-counter markets.

 Under normal market conditions, the Fund invests at least 65% of its total assets in securities of emerging growth companies located in the United States and at least three foreign countries. The Fund may invest a substantial amount of its assets in foreign securities, discussed below. There is also an explanation of "emerging growth" companies below.

 The Fund's portfolio managers currently use an investment strategy in selecting foreign and domestic securities that examines the effects of worldwide trends on the growth of various business sectors. These trends, or "global themes," currently include telecommunications expansion, emerging consumer markets, infrastructure development, natural resource use and development, corporate restructuring, capital market development in foreign countries, healthcare expansion and global integration. These trends, which may affect the growth of companies having businesses in these sectors or that are affected by their development, may suggest opportunities for investing the Fund's assets. The Manager does not invest a fixed amount of the Fund's assets in any one sector, and these themes and this approach may change over time.

 When investing the Fund's assets, the Manager considers many factors, including general economic conditions abroad relative to those in the U.S. and the trends in foreign and domestic stock markets. The Fund may try to hedge against losses in the value of its portfolio of securities by using hedging strategies or derivative investments, described below.

 The Fund may also seek to take advantage of changes in the business cycle by investing in companies that are sensitive to those changes, if the Manager believes they present opportunities for growth. For example, when the economy of a country is expanding, companies in the financial services and consumer products industries may be in a position to benefit from changes in the business cycle and may present long-term growth opportunities.

 When market or economic conditions are unstable, the Fund may invest substantial amounts of its assets in debt securities, such as money market instruments or government securities, for temporary defensive purposes, as described below. The Fund's portfolio managers may employ special investment techniques in selecting securities for the Fund. These are also described below. Additional information may be found about them under the same headings in the Statement of Additional Information.

 Because of the types of companies in which the Fund invests and the investment techniques the Fund uses, some of which may be speculative, the Fund is designed for investors who are investing for the long-term and who are willing to accept greater risks of loss of their capital in the hope of achieving greater capital appreciation. Investing for capital appreciation entails the risk of loss of all or part of your investment.

   What Are "Emerging Growth" Companies? The Fund emphasizes investments in companies that offer the potential for accelerated earnings or revenues growth. These are "emerging growth companies," which tend to be newer, smaller companies that are developing new products or services or that are expanding into new markets for their products. However, emerging growth companies can be any size and can be in any industry, and may include established companies entering a new growth cycle. Emerging growth companies normally retain a large part of their earnings for research, development and investment in capital assets. Therefore, they tend not to emphasize the payment of dividends.

   Can the Fund's Investment Objective and Policies Change?
The Fund has an investment objective, described above, as well as investment policies it follows to try to achieve its objective. Additionally, the Fund uses certain investment techniques and strategies in carrying out those investment policies. The Fund's investment policies and techniques are not "fundamental" unless this Prospectus or the Statement of Additional Information says that a particular policy is "fundamental." The Fund's investment objective is a fundamental policy.

 Fundamental policies are those that cannot be changed without the approval of a "majority" of the Fund's outstanding voting shares. The term "majority" is defined in the Investment Company Act to be a particular percentage of outstanding voting shares (and this term is explained in the Statement of Additional Information). The Fund's Board of Trustees may change non-fundamental policies without shareholder approval, although significant changes will be described in amendments to this Prospectus.

   Stock Investment Risks. Because the Fund may invest a substantial portion of its assets in stocks, the value of the Fund's portfolio will be affected by changes in the stock markets. At times, the stock markets can be volatile, and stock prices can change substantially. This market risk will affect the Fund's net asset values per share, which will fluctuate as the values of the Fund's portfolio securities change. Not all stock prices change uniformly or at the same time, not all stock markets move in the same direction at the same time, and other factors can affect a particular stock's prices (for example, poor earnings reports by an issuer, loss of major customers, major litigation against an issuer, and changes in government regulations affecting an industry). Not all of these factors can be predicted.

 The Fund attempts to limit market risks by diversifying its investments, that is, by not holding a substantial amount of the stock of any one company and by not investing too great a percentage of the Fund's assets in any one company. Expanding the Fund's investment policies to emphasize investments in emerging growth companies worldwide serves to diversify the Fund's investments across a number of sectors. Because changes in market prices can occur at any time, there is no assurance that the Fund will achieve its investment objective, and when you redeem your shares, they may be worth more or less than what you paid for them.

   Foreign Securities. The Fund may invest a substantial amount of its assets in foreign securities. The Fund may purchase securities issued or guaranteed by foreign companies or foreign governments, including foreign government agencies. The Fund may buy securities of companies in any country, developed or underdeveloped. Other than the requirement that the Fund will normally invest at least 65% of its total assets in emerging growth companies located in the U.S. and at least three foreign countries, there is no limit on the amount of the Fund's assets that may be invested in foreign securities. The Fund will hold foreign currency only in connection with the purchase or sale of foreign securities.

   Foreign securities have special risks. There are special risks in investing in foreign securities. Because the Fund may buy securities denominated in foreign currencies or traded primarily in foreign markets, a change in the value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of securities denominated in that foreign currency. Investments in securities of issuers in non-industrialized countries generally involve more risk and may be considered to be highly speculative. Foreign issuers are not subject to the same accounting and disclosure requirements that U.S. companies are subject to. The value of foreign investments may be affected by other factors, including exchange control regulations, expropriation or nationalization of a company's assets, foreign taxes, delays in settlement of transactions, changes in governmental economic or monetary policy in the U.S. or abroad, or other political and economic factors.

 In addition, it is generally more difficult to obtain court judgments outside the U.S. if the Fund were to sue a foreign issuer or broker. Additional costs may be incurred because foreign brokerage commissions are generally higher than U.S. rates, and there are additional custodial costs associated with holding securities abroad. More information about the risks and potential rewards of investing in foreign securities is contained in the Statement of Additional Information.

   Warrants and Rights. Warrants basically are options to purchase stock at set prices that are valid for a limited period of time. Rights are options to purchase securities, normally granted to current stockholders by the issuer. The Fund may invest up to 5% of its net assets in warrants or rights. That 5% does not apply to warrants or rights the Fund has acquired as part of units with other securities or that were attached to other securities. No more than 2% of the Fund's net assets may be invested in warrants that are not listed on either the New York or American Stock Exchanges. For further details about these investments, please refer to "Warrants and Rights" in the Statement of Additional Information.

   Portfolio Turnover. A change in the securities held by the Fund is known as "portfolio turnover." The Fund ordinarily does not engage in short-term trading to try to achieve its objective. The "Financial Highlights," above, show the Fund's portfolio turnover rate during past fiscal years. High turnover and short-term trading may cause the Fund to have relatively larger commission expenses and transaction costs than funds that do not engage in short-term trading. Additionally, high portfolio turnover may affect the ability of the Fund to qualify as a "regulated investment company" under the Internal Revenue Code for tax deductions for dividends and capital gain distributions the Fund pays to shareholders. The Fund qualified in its last fiscal year and intends to do so in the coming year, although it reserves the right not to qualify.

Other Investment Techniques and Strategies. The Fund may also use the investment techniques and strategies described below. These techniques involve certain risks. The Statement of Additional Information contains more information about these practices, including limitations on their use that are designed to reduce some of the risks.

   Borrowing for Leverage. The Fund may borrow up to 10% of the value of its net assets from banks on an unsecured basis to buy securities. This is a speculative investment method known as "leverage." This technique may subject the Fund to greater risks and costs than funds that do not borrow. These risks may include the possibility that the Fund's net asset value per share will fluctuate more than funds that don't borrow. Borrowing is subject to regulatory limits under the Investment Company Act.

   Investing in Small, Unseasoned Companies. The Fund may invest in securities of small, unseasoned companies. These are companies that have been in operation for less than three years, counting the operations of any predecessors. Securities of these companies may have limited liquidity (which means that the Fund may have difficulty selling them at an acceptable price when it wants
to) and the prices of these securities may be volatile. The Fund currently intends to invest no more than 10% of its total assets in securities of small, unseasoned issuers, while reserving the right to invest up to 25% of its total assets in these issuers.

   Hedging. As described below, the Fund may purchase and sell certain kinds of futures contracts, put and call options, forward contracts, and options on futures and broadly-based stock indices. These are all referred to as "hedging instruments." The Fund does not use hedging instruments for speculative purposes, and has limits on the use of them, described below. The hedging instruments the Fund may use are described below and in greater detail in "Other Investment Techniques and Strategies" in the Statement of Additional Information.

 The Fund may buy and sell options, futures and forward contracts for a number of purposes. It may do so to try to manage its exposure to the possibility that the prices of its portfolio securities may decline, or to establish a position in the securities market as a temporary substitute for purchasing individual securities. It may do so to try to manage its exposure to changing interest rates. Some of these strategies, such as selling futures, buying puts and writing covered calls, hedge the Fund's portfolio against price fluctuations. Other hedging strategies, such as buying futures and call options, tend to increase the Fund's exposure to the securities market.

 Forward contracts are used to try to manage foreign currency risks on the Fund's foreign investments. Foreign currency options are used to try to protect against declines in the dollar value of foreign securities the Fund owns, or to protect against an increase in the dollar cost of buying foreign securities. Writing covered call options may also provide income to the Fund for liquidity purposes or to raise cash to distribute to shareholders.

   Futures. The Fund may buy and sell futures contracts that relate to broadly-based stock indices (these are referred to as Stock Index Futures) or foreign currencies (these are called
Forward Contracts and are discussed below).

   Put and Call Options. The Fund may buy and sell certain kinds of put options (puts) and call options (calls). Calls the Fund buys or sells must be listed on a securities or commodities exchange, or quoted on the Automated Quotation System ("NASDAQ") of The Nasdaq Stock Market, Inc., or traded in the over-the-counter market. In the case of puts and calls on a foreign currency, they must be traded on a securities or commodities exchange or in the over-the-counter market, or must be quoted by recognized dealers in those options. A call or put option may not be purchased by the Fund if the value of all of the Fund's put and call options would exceed 5% of the Fund's total assets.

 The Fund may buy calls only on securities, broadly-based stock indices, foreign currencies or Stock Index Futures. The Fund may buy calls to terminate its obligation on a call the Fund previously wrote.

 The Fund may write (that is, sell) covered call options. Each call the Fund writes must be "covered" while it is outstanding. That means the Fund must own the investment on which the call was written while the call is outstanding or the Fund owns and segregates liquid assets to satisfy its obligations if the call is exercised. The Fund may write calls on Futures contracts it owns, but these calls must be covered by securities or other liquid assets the Fund owns and segregated to enable it to satisfy its obligations if the call is exercised. After the Fund writes a call, not more than 25% of the Fund's assets may be subject to calls. When the Fund writes a call, it receives cash (called a premium). The call gives the buyer the ability to buy the investment on which the call was written from the Fund at the call price during the period in which the call may be exercised. If the value of the investment does not rise above the call price, it is likely that the call will lapse without being exercised, while the Fund keeps the cash premium (and the investment).

 The Fund may purchase and sell put options. Buying a put on an investment gives the Fund the right to sell the investment at a set price to a seller of a put on that investment. The Fund can buy only those puts that relate to securities that the Fund owns, broadly-based stock indices, foreign currencies or Stock Index Futures. The Fund can buy a put on a Stock Index Future whether or not the Fund owns the particular Stock Index Future in its portfolio.

 The Fund may write puts on securities, broadly-based stock indices, foreign currencies or Stock Index Futures, but only if those puts are covered by segregated liquid assets. The Fund will not write a put if it will require more than 25% of the Fund's total assets to be segregated.

   Forward Contracts. Forward contracts are foreign currency exchange contracts. They are used to buy or sell foreign currency for future delivery at a fixed price. The Fund uses them to try to "lock in" the U.S. dollar price of a security denominated in a foreign currency that the Fund has bought or sold, or to protect against possible losses from changes in the relative values of the U.S. dollar and foreign currency. The Fund limits its exposure in foreign currency exchange contracts in a particular foreign currency to the amount of its assets denominated in that currency or in a closely-correlated currency.

   Hedging instruments can be volatile investments and may involve special risks. The use of hedging instruments requires special skills and knowledge of investment techniques that are different from what is required for normal portfolio management.
If the Manager uses a hedging instrument at the wrong time or judges market conditions incorrectly, hedging strategies may reduce the Fund's return. The Fund could also experience losses if the prices of its futures and options positions were not correlated with its other investments or if it could not close out a position because of an illiquid market for the future or option.

 Options trading involves the payment of premiums and has special tax effects on the Fund. There are also special risks in particular hedging strategies. If a covered call written by the Fund is exercised on an investment that has increased in value, the Fund will be required to sell the investment at the call price and will not be able to realize any profit if the investment has increased in value above the call price. In writing a put, there is a risk that the Fund may be required to buy the underlying security at a disadvantageous price. The use of forward contracts may reduce the gain that would otherwise result from a change in the relationship between the U.S. dollar and a foreign currency. These risks are described in greater detail in the Statement of Additional Information.

   Derivative Investments. In general, a "derivative investment" is a specially-designed investment. Its performance is linked to the performance of another investment or security such as an option, future, index or currency. The Fund can invest in a number of different kinds of "derivative investments." They are used in some cases for hedging purposes, and in others because they offer the potential for increased income and principal value. In the broadest sense, exchange-traded options and futures contracts (please refer to "Hedging," above) may be considered "derivative" investments.

 There are special risks in investing in derivative investments. The company issuing the investment might not pay the amount due on the maturity of the instrument. Also, the underlying investment or security on which the derivative is based might not perform the way the Manager expected it to perform. These risks mean that the Fund can lose part of the value of its investments, which will affect the Fund's share price. Certain derivative investments held by the Fund may trade in the over-the-counter markets and may be "illiquid." If that is the case, the Fund's investment in them will be limited, as discussed in "Illiquid and Restricted Securities," below.

   Illiquid and Restricted Securities. Under the policies and procedures established by the Fund's Board of Trustees, the Manager determines the liquidity of certain of the Fund's investments. Investments may be illiquid because of the absence of an active trading market, making it difficult to value them or dispose of them promptly at an acceptable price. A restricted security is one that has a contractual restriction on its resale or which cannot be sold publicly until it is registered under the Securities Act of 1933.

 The Fund will not invest more than 10% of its net assets in illiquid or restricted securities (the Board may increase that limit to 15%). The Fund's percentage limitation on these investments does not apply to certain restricted securities that are eligible for resale to qualified institutional purchasers. The Manager monitors holdings of illiquid securities on an ongoing basis and at times the Fund may be required to sell some holdings to maintain adequate liquidity.

   Loans of Portfolio Investments. To raise cash for liquidity purposes, the Fund may lend its portfolio investments to brokers, dealers and other financial institutions. The Fund must receive collateral for such loans. As a fundamental policy, these loans are limited to not more than 25% of the value of the Fund's total assets and are subject to other conditions described in the Statement of Additional Information. The Fund presently does not intend to lend its portfolio securities, but if it does, the value of securities loaned is not expected to exceed 5% of the value of the Fund's total assets in the current year.

   Repurchase Agreements. The Fund may enter into repurchase agreements. They are used primarily for liquidity purposes. In a repurchase transaction, the Fund buys a security and simultaneously sells it to the vendor for delivery at a future date.

 Repurchase agreements must be fully collateralized. However, if the vendor fails to pay the resale price on the delivery date, the Fund may incur costs in disposing of the collateral and may experience losses if there is any delay in its ability to do so. The Fund will not enter into a repurchase agreement that causes more than 10% of its net assets to be subject to repurchase agreements having a maturity beyond seven days. There is no limit on the amount of the Fund's net assets that may be subject to repurchase agreements of seven days or less.

   Short Sales "Against-the-Box." In a short sale, the seller does not own the security that is sold, but normally borrows the security to fulfill its delivery obligation. The seller later buys the security to repay the loan, in the expectation that the price of the security will be lower when the purchase is made, resulting in a gain. The Fund may not sell securities short except in collateralized transactions referred to as short sales "against-the-box," where the Fund owns an equivalent amount of the securities sold short. This technique is primarily used for tax purposes. No more than 15% of the Fund's net assets will be held as collateral for such short sales at any one time.

   Temporary Defensive Investments. When stock market prices are falling, or in other unusual economic, political or business circumstances, the Fund may invest all or a portion of its assets in defensive securities. Securities selected for defensive purposes may include debt securities. These may be rated or unrated bonds and debentures, preferred stocks, cash or cash equivalents (such as U.S. Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities) or commercial paper rated "A-1" or better by Standard & Poor's Corporation or "P-1" or better by Moody's Investors Service, Inc. Generally, short-term debt securities (which are securities maturing in one year or less from the date of purchase) will be emphasized for defensive purposes.

Other Investment Restrictions. The Fund has other investment restrictions which are fundamental policies. Under these fundamental policies, the Fund cannot do any of the following:

   Invest in securities of any one issuer (other than the U.S.
Government or its agencies or instrumentalities) if immediately thereafter more than 5% of the Fund's assets would be invested in securities of that issuer.

   With respect to 75% of its assets, invest in securities of any one issuer (other than the U.S. Government or its agencies or instrumentalities) if the Fund would then own more than 10% of the voting securities or 10% of any class of securities of that issuer. All debt and all preferred stock of an issuer are respectively considered single classes for this purpose.

   Borrow money in excess of 10% of the value of its net assets.

   Deviate from the percentage restrictions listed under "Borrowing for Leverage", "Warrants and Rights," "Loans of
Portfolio Investments" and "Short Sales Against-the-Box" or from the restrictions under "Foreign Securities" as to what foreign securities may be purchased.

 Unless the Prospectus states that a percentage restriction applies on an ongoing basis, it applies only at the time the Fund makes an investment and the Fund need not sell securities to meet the percentage limits if the value of the investment increases in proportion to the size of the Fund. Other investment restrictions are listed in "Investment Restrictions" in the Statement of Additional Information.

How the Fund is Managed

Organization and History. The Fund was organized in 1987 as a Massachusetts business trust. The Fund is an open-end, diversified management investment company, with an unlimited number of authorized shares of beneficial interest.

 The Fund is governed by a Board of Trustees, which is responsible, under Massachusetts law, for protecting the interests of shareholders. The Trustees periodically meet throughout the year to oversee the Fund's activities, review its performance, and review the actions of the Manager. "Trustees and Officers of the Fund" in the Statement of Additional Information names the Trustees and officers of the Fund and provides more information about them. Although the Fund will not normally hold annual meetings of its shareholders, it may hold shareholder meetings from time to time on important matters, and shareholders have the right to call a meeting to remove a Trustee or to take other action described in the Fund's Declaration of Trust.

 The Board of Trustees has the power, without shareholder approval, to divide unissued shares of the Fund into two or more classes. The Board has done so, and the Fund currently has three classes of shares, Class A, Class B and Class C. All three classes invest in the same investment portfolio. Each class has its own dividends and distributions and pays certain expenses which may be different for the different classes. Each class may have a different net asset value. Each share has one vote at shareholder meetings, with fractional shares voting proportionally. Only shares of a particular class vote as a class on matters that affect that class alone. Shares are freely transferrable.

The Manager and Its Affiliates. The Fund is managed by the Manager, OppenheimerFunds, Inc., which is responsible for selecting the Fund's investments and handles its day-to-day business. The Manager carries out its duties, subject to the policies established by the Board of Trustees, under an Investment Advisory Agreement which states the Manager's responsibilities. The Agreement establishes the fees paid by the Fund to the Manager, and describes the expenses that the Fund pays to conduct its business.

 The Manager has operated as an investment advisor since 1959.
The Manager (and its affiliates) currently manages investment companies, including other Oppenheimer funds, with assets of more than $62 billion as of December 31, 1996, and with more than 3 million shareholder accounts. The Manager is owned by Oppenheimer Acquisition Corp., a holding company that is owned in part by senior officers of the Manager and controlled by Massachusetts Mutual Life Insurance Company.

   Portfolio Managers. The Portfolio Managers of the Fund are George Evans and Jay W. Tracey, III. Mr. Evans and Mr. Tracey are both a Vice President of the Manager. They have been the individuals principally responsible for the day-to-day management of the Fund's portfolio since December 4, 1995. During the past five years, Mr. Evans has also served as an officer and portfolio manager for other Oppenheimer funds and formerly served as an international securities portfolio manager/analyst with Brown Brothers Harriman & Co. Inc. In his most recent previous position, Mr. Tracey was a managing director of Buckingham Capital Management. Prior to initially joining the Manager, he was a Senior Vice President of Founders Asset Management, Inc. (a mutual fund advisor), prior to which he was a securities analyst and portfolio manager for Berger Associates, Inc. (investment advisor). During the past five years, Mr. Tracey has also served as an officer and portfolio manager for other Oppenheimer funds.

   Fees and Expenses. Under the investment advisory agreement, the Fund pays the Manager the following annual fees, which decline on additional assets as the Fund grows: 1.0% of the first $50 million of average annual net assets; 0.75% of the next $150 million; 0.72% of the next $200 million; 0.69% of the next $200 million; 0.66% of the next $200 million; and 0.60% of average annual net assets in excess of $800 million. The Fund's management fee for its last fiscal year ended September 30, 1996 was 0.83% of average annual net assets for Class A shares and for Class B and Class C shares (on an annualized basis).

 The Fund pays expenses related to its daily operations, such as custodian fees, Trustees' fees, transfer agency fees, legal fees and auditing costs. Those expenses are paid out of the Fund's assets and are not paid directly by shareholders. However, those expenses reduce the net asset value of shares, and therefore are indirectly borne by shareholders through their investment. More information about the Investment Advisory Agreement and the other expenses paid by the Fund is contained in the Statement of Additional Information.

 There is also information about the Fund's brokerage policies and practices in "Brokerage Policies of the Fund" in the Statement of Additional Information. That section discusses how brokers and dealers are selected for the Fund's portfolio transactions. When deciding which brokers to use, the Manager is permitted by the Investment Advisory Agreement to consider whether brokers have sold shares of the Fund or any other funds for which the Manager serves as investment advisor.

   The Distributor. The Fund's shares are sold through dealers, brokers and other financial institutions that have a sales agreement with OppenheimerFunds Distributor, Inc., a subsidiary of the Manager that acts as the Fund's Distributor. The Distributor also distributes the shares of the other Oppenheimer funds and is sub-distributor for funds managed by a subsidiary of the Manager.

   The Transfer Agent. The Fund's transfer agent is OppenheimerFunds Services, a division of the Manager, which acts as the shareholder servicing agent for the Fund on an "at-cost" basis.
 It also acts as the shareholder serving agent for the other Oppenheimer funds. Shareholders should direct inquiries about their accounts to the Transfer Agent at the address and toll-free number shown below in this Prospectus and on the back cover.


Performance of the Fund

Explanation of Performance Terminology. The Fund uses the terms "total return" and "average annual total return" to illustrate its performance. The performance of each class of shares is shown separately, because the performance of each class will usually be different as a result of the different kinds of expenses each class bears. These returns measure the performance of a hypothetical account in the Fund over various periods, and do not show the performance of each shareholder's account (which will vary if any dividends are received in cash or shares are sold or purchased). This performance information may be useful to help you see how your investment has done and to compare it to other funds or to a market index, as we have done below.

 It is important to understand that the Fund's total returns represent past performance and should not be considered to be predictions of future returns or performance. This performance data is described below, but more detailed information about how total returns are calculated is contained in the Statement of Additional Information, which also contains information about other ways to measure and compare the Fund's performance. The Fund's investment performance will vary over time, depending on market conditions, the composition of the portfolio and expenses and which class of shares you purchase.

   Total Returns. There are different types of total returns used to measure the Fund's performance. Total return is the change in value of a hypothetical investment in the Fund over a given period, assuming that all dividends and capital gains distributions are reinvested in additional shares. The cumulative total return measures the change in value over the entire period (for example, ten years). An average annual total return shows the average rate of return for each year in a period that would produce the cumulative total return over the entire period. However, average annual total returns do not show the Fund's actual year-by-year performance.

 When total returns are quoted for Class A shares, normally the current maximum initial sales charge has been deducted. When total returns are shown for Class B or Class C shares, normally the contingent deferred sales charge that applies to the period for which total return is shown has been deducted. However, total returns may also be quoted "at net asset value," without considering the effect of the sales charge, and those returns would be less if sales charges were deducted.

How Has the Fund Performed? Below is a discussion by the Manager of the Fund's performance during its fiscal year ended September 30, 1996, followed by a graphical comparison of the Fund's performance to an appropriate broad-based market index.

   Management's Discussion of Performance. During the Fund's fiscal year ended September 30, 1996, the U.S. stock market outperformed the major foreign stock markets, and in the U.S. stock market, exchange-listed issues performed better than NASDAQ-listed issues overall. The Manager utilized the following global theme areas in selecting stocks for the Fund's portfolio: technology, banking, insurance and financial services and the emerging consumer market sector. Securities within these sectors were selected that might capitalize on the growing need for efficiency-advancing technology and in the anticipated increase in spending power of consumers in developing countries, and a growing demand for natural resources.

   Comparing the Fund's Performance to the Market. The graphs below show the performance of a hypothetical $10,000 investment in Class A, Class B and Class C shares of the Fund held at September 30, 1996. In the case of Class A shares, performance is measured from the inception of the Class on December 30, 1987. In the case of Class B and Class C shares, performance is measured since the inception of both Classes on November 1, 1995.

 Because of the Fund's global investment focus, the Fund's performance is compared to the performance of the Morgan Stanley Capital International World Index, an unmanaged index of issuers listed on the stock exchanges of 20 foreign countries and the United States. It is widely recognized as a measure of global stock market performance. Index performance reflects the reinvestment of dividends but does not consider the effect of capital gains or transaction costs, and none of the data below shows the effect of taxes. Also, the Fund's performance reflects the effect of Fund business and operating expenses. While index comparisons may be useful to provide a benchmark for the Fund's performance, it must be noted that the Fund's investments are not limited to the securities in any one index and that index data does not reflect any assessment of the risk of the investments included in the index.

Comparison of a Change in Value of $10,000 Hypothetical Investments in:
Oppenheimer Global Emerging Growth Fund (Class A) and Morgan
Stanley Capital International World Index

                                  [GRAPH]

Average Annual Total Returns of Class A Shares of the Fund at
9/30/96

1-Year               5-Year         Life1
---------------------------------------------
9.57%           (5.68)%        8.45%


                                  [GRAPH]

Cumulative Total Return of Class B Shares of the Fund at 9/30/96

           Life (2)
      ----------------------
           14.22%


                                  [GRAPH]

Cumulative Total Return of Class C Shares of the Fund at 9/30/96

           Life (3)
      ----------------------
           18.28%


______________
Total returns and the ending account value in the graph show change in share value and include reinvestment of all dividends and capital gains distributions.
1Class A returns are shown net of the applicable 5.75% maximum initial sales charge. The inception date of the Fund (Class A shares) was 12/30/87. The performance information in the graph for the Morgan Stanley Capital International World Index begins on 12/31/87.
2Class B shares of the Fund were first publicly offered on 11/1/95. The Life-of-Class return is shown net of the applicable 5% contingent deferred sales charge. The performance information in the graph for the Morgan Stanley Capital International World Index begins on 10/1/95.
3Class C shares of the Fund were first publicly offered on 11/1/95. The Life-of-Class return is shown net of the applicable 1% contingent deferred sales charge.
Past performance is not predicative of future performance.
Graphs may not be drawn to same scale.

A B O U T  Y O U R  A C C O U N T

How to Buy Shares

Classes of Shares. The Fund offers investors three different classes of shares. The different classes of shares represent investments in the same portfolio of securities but are subject to different expenses and will likely have different share prices.

   Class A Shares. If you buy Class A shares, you may pay an initial sales charge on investments up to $1 million (up to $500,000 for purchases by "Retirement Plans," as defined in "Class A Contingent Deferred Sales Charge" on page ___. If you purchase Class A shares as part of an investment of at least $1 million ($500,000 for Retirement Plans) in shares of one or more Oppenheimer funds, you will not pay an initial sales charge, but if you sell any of those shares within 18 months of buying them, you may pay a contingent deferred sales charge. Sales charge rates are described in "Buying Class A Shares," below.

   Class B Shares. If you buy Class B shares, you pay no sales charge at the time of purchase, but if you sell your shares within six years of buying them, you will normally pay a contingent deferred sales charge. That sales charge varies depending on how long you own your shares, as described in "Buying Class B Shares" below.

   Class C Shares. If you buy Class C shares, you pay no sales charge at the time of purchase, but if you sell your shares within 12 months of buying them, you will normally pay a contingent deferred sales charge of 1%, as discussed in "Buying Class C Shares" below.

Which Class of Shares Should You Choose? Once you decide that the Fund is an appropriate investment for you, the decision as to which class of shares is better suited to your needs depends on a number of factors which you should discuss with your financial advisor. The Fund's operating costs that apply to a class of shares and the effect of the different types of sales charges on your investment will vary your investment results over time. The most important factors are how much you plan to invest and how long you plan to hold your investment. If your goals and objectives change over time and you plan to purchase additional shares, you should re-evaluate those factors to see if you should consider another class of shares.

 In the following discussion, to help provide you and your financial advisor with a framework in which to choose a class, we have made some assumptions using a hypothetical investment in the Fund. We used the sales charge rates that apply to each class, and considered the effect of the annual asset-based sales charge on Class B and Class C expenses (which, like all expenses, will affect your investment return). For the sake of comparison, we have assumed that there is a 10% rate of appreciation in the investment each year. Of course, the actual performance of your investment cannot be predicted and will vary, based on the Fund's actual investment returns and the operating expenses borne by each class of shares, and which class you invest in. The factors discussed below are not intended to be investment advice or recommendations, because each investor's financial considerations are different.
The discussion below of the factors to consider in purchasing a particular class of shares assumes that you will purchase only one class of shares and not a combination of shares of different classes.

   How Long Do You Expect to Hold Your Investment? The Fund is designed for long-term investment. While future financial needs cannot be predicted with certainty, knowing how long you expect to hold your investment will assist you in selecting the appropriate class of shares. The effect of the sales charge over time, using our assumptions, will generally depend on the amount invested. Because of the effect of class-based expenses, your choice will also depend on how much you plan to invest. For example, the reduced sales charges available for larger purchases of Class A shares may, over time, offset the effect of paying an initial sales charge on your investment (which reduces the amount of your investment dollars used to buy shares for your account) compared to the effect over time of higher class-based expenses on Class B or Class C shares, for which no initial sales charge is paid.

   Investing for the Short Term. If you have a short-term investment horizon (that is, you plan to hold your shares for not more than six years), you should probably consider purchasing Class A or Class C shares rather than Class B shares, because of the effect of the Class B contingent deferred sales charge if you redeem in less than 7 years, as well as the effect of the Class B asset-based sales charge on the investment return for that class in the short-term. Class C shares might be the appropriate choice (especially for investments of less than $100,000), because there is no initial sales charge on Class C shares, and the contingent deferred sales charge does not apply to amounts you sell after holding them one year.

 However, if you plan to invest more than $100,000 for the shorter term, then the more you invest and the more your investment horizon increases toward six years, Class C shares might not be as advantageous as Class A shares. That is because the annual asset-based sales charge on Class C shares will have a greater economic impact on your account over the longer term than the reduced front-end sales charge available for larger purchases of Class A shares. For example, Class A might be more advantageous than Class C (as well as Class B) for investments of more than $100,000 expected to be held for 5 or 6 years (or more). For investments over $250,000 expected to be held 4 to 6 years (or more), Class A shares may become more advantageous than Class C (and B). If investing $500,000 or more, Class A may be more advantageous as your investment horizon approaches 3 years or more.

 And for investors who invest $1 million or more, in most cases Class A shares will be the most advantageous choice, no matter how long you intend to hold your shares. For that reason, the Distributor normally will not accept purchase orders of $500,000 or more of Class B shares or $1 million or more of Class C shares from a single investor.

   Investing for the Longer Term. If you are investing for the longer term, for example, for retirement, and do not expect to need access to your money for seven years or more, Class B shares may be an appropriate consideration, if you plan to invest less than $100,000. If you plan to invest more than $100,000 over the long term, Class A shares will likely be more advantageous than Class B shares or C shares, as discussed above, because of the effect of the expected lower expenses for Class A shares and the reduced initial sales charge available for larger investments in Class A shares under the Fund's Right of Accumulation.

 Of course, these examples are based on approximations of the effect of current sales charges and expenses on a hypothetical investment over time, using the assumptions stated above and therefore, you should analyze your options carefully.

   Are There Differences in Account Features That Matter to
You? Because some account features may not be available to Class B or Class C shareholders, or other features (such as Automatic Withdrawal Plans) might not be advisable (because of the effect of the contingent deferred sales charge) for Class B or Class C shareholders, you should carefully review how you plan to use your investment account before deciding which class of shares to buy. For example, share certificates are not available for Class B or Class C shares, and if you are considering using your shares as collateral for a loan, that may be a factor to consider. Additionally, the dividends payable to Class B and Class C shareholders will be reduced by the additional expenses borne solely by those classes, such as the asset-based sales charge to which Class B and Class C shares are subject, as described below and in the Statement of Additional Information.

   How Does It Affect Payments to My Broker? A salesperson, such as a broker, or any other person who is entitled to receive compensation for selling Fund shares may receive different compensation for selling one class rather than another class. It is important that investors understand that the purpose of the contingent deferred sales charges and asset-based sales charges for Class B and Class C shares are the same as the purpose of the front-end sales charge on sales of Class A shares: that is, to compensate the Distributor for commissions it pays to dealers and financial institutions for selling shares.

How Much Must You Invest? You can open a Fund account with a minimum initial investment of $1,000 and make additional investments at any time with as little as $25. There are reduced minimum investments under special investment plans.

   With Asset Builder Plans, Automatic Exchange Plans,
403(b)(7) custodial plans and military allotment plans, you can make initial and subsequent investments of as little as $25.
Subsequent purchases of at least $25 can be made by telephone through AccountLink.

   Under pension, profit-sharing plans and 401(k) plans and Individual Retirement Accounts (IRAs), you can make an initial investment of as little as $250 (if your IRA is established under an Asset Builder Plan, the $25 minimum applies), and subsequent investments may be as little as $25.

   There is no minimum investment requirement if you are buying shares by reinvesting dividends from the Fund or other Oppenheimer funds (a list of them appears in the Statement of Additional
Information, or you can ask your dealer or call the Transfer
Agent), or by reinvesting distributions from unit investment trusts that have made arrangements with the Distributor.

   How Are Shares Purchased? You can buy shares several ways -- through any dealer, broker or financial institution that has a sales agreement with the Distributor, or directly through the Distributor, or automatically from your bank account through an Asset Builder Plan under the OppenheimerFunds AccountLink service. The Distributor may appoint certain servicing agents as the Distributor's agent to accept purchase (and redemption) orders. When you buy shares, be sure to specify Class A, Class B or Class C shares. If you do not choose, your investment will be made in Class A shares.

   Buying Shares Through Your Dealer. Your dealer will place your order with the Distributor on your behalf.

   Buying Shares Through the Distributor. Complete an OppenheimerFunds New Account Application and return it with a check payable to "OppenheimerFunds Distributor, Inc." Mail it to P.O. Box 5270, Denver, Colorado 80217. If you don't list a dealer on the application, the Distributor will act as your agent in buying the shares. However, it is recommended that you discuss your investment first with a financial advisor, to be sure it is appropriate for you.

   Buying Shares Through OppenheimerFunds AccountLink. You can use AccountLink to link your Fund account with an account at a U.S. bank or other financial institution that is an Automated Clearing House (ACH) member. You can then transmit funds electronically to purchase shares, to have the Transfer Agent send redemption proceeds, or to transmit dividends and distributions.

 Shares are purchased for your account on AccountLink on the regular business day the Distributor is instructed by you to initiate the ACH transfer to buy shares. You can provide those instructions automatically, under an Asset Builder Plan, described below, or by telephone instructions using OppenheimerFunds PhoneLink, also described below. You should request AccountLink privileges on the application or dealer settlement instructions used to establish your account. Please refer to "AccountLink" below for more details.

   Asset Builder Plans. You may purchase shares of the Fund
(and up to four other Oppenheimer funds) automatically each month from your account at a bank or other financial institution under an Asset Builder Plan with AccountLink. Details are on the
Application and in the Statement of Additional Information.

   At What Price Are Shares Sold? Shares are sold at the public offering price based on the net asset value (and any initial sales charge that applies) that is next determined after the Distributor receives the purchase order in Denver, Colorado. In most cases, to enable you to receive that day's offering price, the Distributor or its designated agent must receive your order by the time of day The New York Stock Exchange closes, which is normally 4:00 P.M., but may be earlier on some days (all references to time in this Prospectus mean "New York time"). The net asset value of each class of shares is determined as of that time on each day the New York Stock Exchange is open (which is a "regular business day").

 If you buy shares through a dealer, the dealer must receive your order by the close of The New York Stock Exchange on a regular business day and transmit it to the Distributor so that it is received before the Distributor's close of business that day, which is normally 5:00 P.M. The Distributor, in its sole discretion, may reject any purchase order for the Fund's shares.

Special Sales Charge Arrangements for Certain Persons. The Appendix to this Prospectus sets forth conditions for the waiver of, or exemption from, sales charges or the special sales charge rates that apply to purchases of shares of the Fund (including purchases by exchange) by a person who was a shareholder of one of the Former Quest for Value Funds (as defined in that Appendix).

Buying Class A Shares. Class A shares are sold at their offering price which is normally net asset value plus an initial sales charge. However, in some cases, described below, purchases are not subject to an initial sales charge, and the offering price will be the net asset value. In some cases, reduced sales charges may be available, as described below. Out of the amount you invest, the Fund receives the net asset value to invest for your account. The sales charge varies depending on the amount of your purchase. A portion of the sales charge may be retained by the Distributor and allocated to your dealer as commission. The current sales charge rates and commissions paid to dealers and brokers are as follows:

                          Front-End       Front-End
                          Sales Charge    Sales Charge   Commission
                          As Percentage   As Percentage  As Percentage
                          of Offering     of Amount      of Offering
Amount of Purchase        Price           Invested       Price
----------------------------------------------------------------------
Less than $25,000         5.75%           6.10%          4.75%
----------------------------------------------------------------------
$25,000 or more           5.50%           5.82%          4.75%
but less than $50,000
----------------------------------------------------------------------
$50,000 or more           4.75%           4.99%          4.00%
but less than $100,000
----------------------------------------------------------------------
$100,000 or more          3.75%           3.90%          3.00%
but less than $250,000
----------------------------------------------------------------------
$250,000 or more          2.50%           2.56%          2.00%
but less than $500,000
----------------------------------------------------------------------
$500,000 or more          2.00%           2.04%          1.60%
but less than $1 million

 The Distributor reserves the right to reallow the entire commission to dealers. If that occurs, the dealer may be considered an "underwriter" under Federal securities laws.

   Class A Contingent Deferred Sales Charge. There is no initial sales charge on purchases of Class A shares of any one or more of the Oppenheimer funds in the following cases:

   Purchases aggregating $1 million or more;

   Purchases by a retirement plan qualified under section
401(a) if the retirement plan has total plan assets of $500,000 or more;

   Purchases by a retirement plan qualified under sections
401(a) or 401(k) of the Internal Revenue Code, by a non-qualified deferred compensation plan (not including Section 457 plans), employee benefit plan, group retirement plan (see "How to Buy Shares - Retirement Plans" in the Statement of Additional Information for further details), an employee's 403(b)(7) custodial plan account, SEP IRA, SARSEP, or SIMPLE plan (all of these plans are collectively referred to as "Retirement Plans"); that: (1) buys shares costing $500,000 or more or (2) has, at the time of purchase, 100 or more eligible participants, or (3) certifies that it projects to have annual plan purchases of $200,000 or more; or

    Purchases by an OppenheimerFunds Rollover IRA if the purchases are made (1) through a broker, dealer, bank or registered investment advisor that has made special arrangements with the Distributor for these purchases, or (2) by a direct rollover of a distribution from a qualified retirement plan if the administrator of that plan has made special arrangements with the Distributor for those purchases.

 The Distributor pays dealers of record commissions on those purchases in an amount equal to (i) 1.0% for non-Retirement Plan accounts, and (ii) for Retirement Plan accounts, 1.0% of the first $2.5 million, plus 0.50% of the next $2.5 million, plus 0.25% of purchases over $5 million. That commission will be paid only on those purchases that were not previously subject to a front-end
sales charge and dealer commission.   No sales commission will be
paid to the dealer, broker or financial institution on sales of Class A shares purchased with the redemption proceeds of shares of a mutual fund offered as an investment option in a Retirement Plan in which Oppenheimer funds are also offered as investment options under a special arrangement with the Distributor if the purchase occurs more than 30 days after the addition of the Oppenheimer funds as an investment option to the Retirement Plan.

 If you redeem any of those shares within 18 months of the end of the calendar month of their purchase, a contingent deferred sales charge (called the "Class A contingent deferred sales charge") will be deducted from the redemption proceeds. That sales charge may be equal to 1.0% of the lesser of (1) the aggregate net asset value of the redeemed shares (not including shares purchased by reinvestment of dividends or capital gain distributions), or (2) the original offering price (which is the original net asset value) of the redeemed shares. However, the Class A contingent deferred sales charge will not exceed the aggregate amount of the commissions the Distributor paid to your dealer on all Class A shares of all Oppenheimer funds you purchased subject to the Class A contingent deferred sales charge.

 In determining whether a contingent deferred sales charge is payable, the Fund will first redeem shares that are not subject to the sales charge, including shares purchased by reinvestment of dividends and capital gains, and then will redeem other shares in the order that you purchased them. The Class A contingent deferred sales charge is waived in certain cases described in "Waivers of Class A Sales Charges" below.

 No Class A contingent deferred sales charge is charged on exchanges of shares under the Fund's exchange privilege (described below). However, if the shares acquired by exchange are redeemed within 18 months of the end of the calendar month of the purchase of the exchanged shares, the sales charge will apply.

   Special Arrangements With Dealers. The Distributor may advance up to 13 months' commissions to dealers that have established special arrangements with the Distributor for Asset
Builder Plans for their clients.

Reduced Sales Charges for Class A Share Purchases. You may be eligible to buy Class A shares of the Fund at reduced sales charge rates in one or more of the following ways:

   Right of Accumulation. To qualify for the lower sales charge rates that apply to larger purchases of Class A shares, you and your spouse can add together Class A and Class B shares you purchase for your individual accounts, or jointly, or for trust or custodial accounts on behalf of your children who are minors. A fiduciary can count all shares purchased for a trust, estate or other fiduciary account (including one or more employee benefit plans of the same employer) that has multiple accounts.

 Additionally, you can add together current purchases of Class
A and Class B shares of the Fund and other Oppenheimer funds to reduce the sales charge rate that applies to current purchases of Class A shares. You can also include Class A and Class B shares of other Oppenheimer funds you previously purchased subject to an initial or contingent deferred sales charge to reduce the sales charge rate for current purchases of Class A shares, provided that you still hold your investment in one of the Oppenheimer funds. The value of those shares will be based on the greater of the amount you paid for the shares or their current value (at offering price). The Oppenheimer funds are listed in "Reduced Sales Charges" in the Statement of Additional Information, or a list can be obtained from the Distributor. The reduced sales charge will apply only to current purchases and must be requested when you buy your shares.

   Letter of Intent. Under a Letter of Intent, if you purchase Class A shares or Class A and Class B shares of the Fund and other Oppenheimer funds during a 13-month period, you can reduce the sales charge rate that applies to your purchases of Class A shares. The total amount of your intended purchases of both Class A and Class B shares will determine the reduced sales charge rate for the Class A shares purchased during that period. This can include purchases made up to 90 days before the date of the Letter. More information is contained in the Application and in "Reduced Sales Charges" in the Statement of Additional Information.

   Waivers of Class A Sales Charges. The Class A sales charges are not imposed in the circumstances described below. There is an explanation of this policy in "Reduced Sales Charges" in the Statement of Additional Information.

 Waivers of Initial and Contingent Deferred Sales Charges for
Certain Purchasers. Class A shares purchased by the following investors are not subject to any Class A sales charges:

   the Manager or its affiliates;

   present or former officers, directors, trustees and employees (and their "immediate families" as defined in "Reduced
Sales Charges" in the Statement of Additional Information) of the Fund, the Manager and its affiliates, and retirement plans established by them for their employees;

   registered management investment companies, or separate accounts of insurance companies having an agreement with the Manager or the Distributor for that purpose;

   dealers or brokers that have a sales agreement with the Distributor, if they purchase shares for their own accounts or for retirement plans for their employees;

   employees and registered representatives (and their spouses) of dealers or brokers described above or financial institutions that have entered into sales arrangements with such dealers or brokers (and are identified to the Distributor) or with the Distributor; the purchaser must certify to the Distributor at the time of purchase that the purchase is for the purchaser's own account (or for the benefit of such employee's spouse or minor children);

   dealers, brokers or registered investment advisors that have entered into an agreement with the Distributor providing specifically for the use of shares of the Fund in particular investment products made available to their clients (those clients may be charged a transaction fee by their dealer, broker or advisor for the purchase or sale of Fund);

        (1) investment advisors and financial planners who charge an advisory, consulting or other fee for their services and buy shares for their own accounts or the accounts of their clients,
(2) Retirement Plans and deferred compensation plans and trusts used to fund those Plans (including, for example, plans qualified or created under sections 401(a), 403(b) or 457 of the Internal Revenue Code), and "rabbi trusts" that buy shares for their own accounts, in each case if those purchases are made through a broker or agent or other financial intermediary that has made special arrangements with the Distributor for those purchases; and (3) clients of such investment advisors or financial planners who buy shares for their own accounts may also purchase shares without sales charge but only if their accounts are linked to a master account of their investment advisor or financial planner on the books and records of the broker, agent or financial intermediary with which the Distributor has made such special arrangements (each of these investors may be charged a fee by the broker, agent or financial intermediary for purchasing shares).

      directors, trustees, officers or full-time employees of OpCap Advisors or its affiliates, their relatives or any trust, pension, profit sharing or other benefit plan which beneficially owns shares for those persons;
      accounts for which Oppenheimer Capital is the investment advisor (the Distributor must be advised of this arrangement) and persons who are directors or trustees of the company or trust which is the beneficial owner of such accounts;
      any unit investment trust that has entered into an appropriate agreement with the Distributor;
      a TRAC-2000 401(k) plan (sponsored by the former Quest for Value Advisors) whose Class B or Class C shares of a Former Quest for Value Fund were exchanged for Class A shares of that Fund due to the termination of the Class B and C TRAC-2000 program on November 24, 1995; or
      qualified retirement plans that had agreed with the former Quest for Value Advisors to purchase shares of any of the Former Quest for Value Funds at net asset value, with such shares to be held through DCXchange, a sub-transfer agency mutual fund clearinghouse, provided that such arrangements are consummated and share purchases commence by December 31, 1996.

 Waivers of Initial and Contingent Deferred Sales Charges in
Certain Transactions. Class A shares issued or purchased in the following transactions are not subject to Class A sales charges:

   shares issued in plans of reorganization, such as mergers, asset acquisitions and exchange offers, to which the Fund is a party;

   shares purchased by the reinvestment of loan repayments by a participant in a retirement plan for which the Manager or its affiliates acts as sponsor;

   shares purchased by the reinvestment of dividends or other distributions reinvested from the Fund or other Oppenheimer funds (other than Oppenheimer Cash Reserves) or unit investment trusts for which reinvestment arrangements have been made with the Distributor;

   shares purchased and paid for with the proceeds of shares redeemed in the prior 12 months from a mutual fund (other than a fund managed by the Manager or any of its subsidiaries) on which an initial sales charge or contingent deferred sales charge was paid (this waiver also applies to shares purchased by exchange of shares of Oppenheimer Money Market Fund, Inc. that were purchased and paid for in this manner); this waiver must be requested when the purchase order is placed for your shares of the Fund, and the Distributor may require evidence of your qualification for this waiver.

      shares purchased with the proceeds of maturing principal of units of any Qualified Unit Investment Liquid Trust Series;

 Waivers of the Class A Contingent Deferred Sales Charge for Certain Redemptions. The Class A contingent deferred sales charge is also waived if shares that would otherwise be subject to the contingent deferred sales charge are redeemed in the following cases:

   to make Automatic Withdrawal Plan payments that are limited annually to no more than 12% of the original account value;

   involuntary redemptions of shares by operation of law or involuntary redemptions of small accounts (see "Shareholder Account Rules and Policies," below);

    if, at the time a purchase order is placed for Class A shares that would otherwise be subject to the Class A contingent deferred sales charge, the dealer agrees in writing to accept the dealer's portion of the commission payable on the sale in installments of 1/18th of the commission per month ( and no further commission will be payable if the shares are redeemed within 18 months of purchase);

    for distributions from a TRAC-2000 401(k) plan sponsored by the Distributor due to the termination of the TRAC-2000 program.

   for distributions from Retirement Plans, deferred compensation plans or other employee benefit plans for any of the following purposes: (1) following the death or disability (as defined in the Internal Revenue Code) of the participant or beneficiary (the death or disability must occur after the participant's account was established); (2) to return excess contributions; (3) to return contributions made due to a mistake of fact; (4) hardship withdrawals, as defined in the plan; (5) under a Qualified Domestic Relations Order, as defined in the Internal Revenue Code; (6) to meet the minimum distribution requirements of the Internal Revenue Code; (7) to establish "substantially equal periodic payments" as described in Section 72(t) of the Internal Revenue Code; (8) for retirement distributions or loans to participants or beneficiaries; (9) separation from service; (10) participant-directed redemptions to purchase shares of a mutual fund (other than a fund managed by the Manager or its subsidiary) offered as an investment option in a Retirement Plan in which Oppenheimer funds are also offered as investment options under a special arrangement with the Distributor; or (11) plan termination or "in-service distributions", if the redemption proceeds are rolled over directly to an OppenheimerFunds IRA.

   Service Plan for Class A Shares.  The Fund has adopted a
Service Plan for Class A shares to reimburse the Distributor for a portion of its costs incurred in connection with the personal service and maintenance of shareholder accounts that hold Class A shares of the Fund. Reimbursement is made quarterly at an annual rate that may not exceed 0.25% of the average annual net assets of Class A shares of the Fund. The Distributor uses all of those fees to compensate dealers, brokers, banks and other financial institutions quarterly for providing personal service and maintenance of accounts of their customers that hold Class A shares and to reimburse itself for its other expenditures under the Plan (if the Fund's Board of Trustees authorizes such reimbursements, which it has not yet done) for its other expenditures under the Plan.

 Services to be provided include, among others, answering customer inquiries about the Fund, assisting in establishing and maintaining accounts in the Fund, making the Fund's investment plans available and providing other services at the request of the Fund or the Distributor. Payments are made by the Distributor quarterly at an annual rate not to exceed 0.25% of the average annual net assets of Class A shares held in accounts of the service providers or their customers. The payments under the Plan increase the annual expenses of Class A shares. For more details, please refer to "Distribution and Service Plans" in the Statement of Additional Information.

Buying Class B Shares. Class B shares are sold at net asset value per share without an initial sales charge. However, if Class B shares are redeemed within 6 years of their purchase, a contingent deferred sales charge will be deducted from the redemption proceeds. That sales charge will not apply to shares purchased by the reinvestment of dividends or capital gains distributions. The contingent deferred sales charge will be based on the lesser of the net asset value of the shares at the time of redemption or the original offering price (which is the original net asset value). The contingent deferred sales charge is not imposed on the amount of your account value represented by the increase in net asset value over the initial purchase price. The Class B contingent deferred sales charge is paid to the Distributor to reimburse its expenses of providing distribution-related services to the Fund in connection with the sale of Class B shares.

 To determine whether the contingent deferred sales charge applies to a redemption, the Fund redeems shares in the following order: (1) shares acquired by reinvestment of dividends and capital gains distributions, (2) shares held for over 6 years, and (3) shares held the longest during the 6-year period. The contingent deferred sales charge is not imposed in the circumstances described in "Waivers of Class B and Class C Sales Charges" below.

 The amount of the contingent deferred sales charge will depend on the number of years since you invested and the dollar amount being redeemed, according to the following schedule:

                             Contingent Deferred Sales Charge
Years Since Beginning of     on Redemptions in that Year
Month In Which Purchase      (As % of Amount Subject
Order Was Accepted           to Charge)

0 - 1                        5.0%
------------------------------------------------------------------
1 - 2                        4.0%
------------------------------------------------------------------
2 - 3                        3.0%
------------------------------------------------------------------
3 - 4                        3.0%
-------------------------------------------------------------------
4 - 5                        2.0%
-------------------------------------------------------------------
5 - 6                        1.0%
-------------------------------------------------------------------
6 and following          None
-------------------------------------------------------------------

 In the table, a "year" is a 12-month period. All purchases are considered to have been made on the first regular business day of the month in which the purchase was made.

   Automatic Conversion of Class B Shares. 72 months after you purchase Class B shares, those shares will automatically convert to Class A shares. This conversion feature relieves Class B shareholders of the asset-based sales charge that applies to Class B shares under the Class B Distribution and Service Plan, described below. The conversion is based on the relative net asset value of the two classes, and no sales load or other charge is imposed. When Class B shares convert, any other Class B shares that were acquired by the reinvestment of dividends and distributions on the converted shares will also convert to Class A shares. The conversion feature is subject to the continued availability of a tax ruling described in "Alternative Sales Arrangements - Class A, Class B, and Class C Shares" in the Statement of Additional Information.

Buying Class C Shares. Class C shares are sold at net asset value per share without an initial sales charge. However, if Class C shares are redeemed within 12 months of their purchase, a contingent deferred sales charge of 1.0% will be deducted from the redemption proceeds. That sales charge will not apply to shares purchased by the reinvestment of dividends or capital gains distributions. The contingent deferred sales charge will be based on the lesser of the net asset value of the redeemed shares at the time of redemption or the original purchase price (which is the original net asset value). The contingent deferred sales charge is not imposed on the amount of your account value represented by the increase in net asset value over the initial purchase price. The Class C contingent deferred sales charge is paid to compensate the Distributor for its expenses of providing distribution-related services to the Fund in connection with the sale of Class C shares.

 To determine whether the contingent deferred sales charge applies to a redemption, the Fund redeems shares in the following order: (1) shares acquired by reinvestment of dividends and capital gains distributions, (2) shares held for over 12 months, and (3) shares held the longest during the 12-month period.

Distribution and Service Plans for Class B and Class C Shares. The Fund has adopted Distribution and Service Plans for Class B and Class C shares to compensate the Distributor for its costs in distributing Class B and Class C shares and servicing accounts. Under the Plans, the Fund pays the Distributor an annual "asset-based sales charge" of 0.75% per year on Class B shares that are outstanding for six years or less and on Class C shares. The Distributor also receives a service fee of 0.25% per year under each Plan.

 Under each Plan, both fees are computed on the average of the net asset value of shares in the respective class, determined as of the close of each regular business day during the period. The asset-based sales charge and service fees increase Class B and Class C expenses by up to 1.00% of the net assets per year of the respective class.

 The Distributor uses the service fees to compensate dealers for providing personal services for accounts that hold Class B or Class C shares. Those services are similar to those provided under the Class A Service Plan, described above. The Distributor pays the 0.25% service fees to dealers in advance for the first year after Class B or Class C shares have been sold by the dealer and retains the service fee paid by the Fund in that year. After the shares have been held for a year, the Distributor pays the service fees to dealers on a quarterly basis.

 The asset-based sales charge allows investors to buy Class B or Class C shares without a front-end sales charge while allowing the Distributor to compensate dealers that sell those shares. The Fund pays the asset-based sales charges to the Distributor for its services rendered in distributing Class B and Class C shares. Those payments are at a fixed rate that is not related to the Distributor's expenses. The services rendered by the Distributor include paying and financing the payment of sales commissions, service fees and other costs of distributing and selling Class B and Class C shares.

 The Distributor currently pays sales commissions of 3.75% of the purchase price of Class B shares to dealers from its own resources at the time of sale. Including the advance of the service fee, the total amount paid by the Distributor to the dealer at the time of sale of Class B shares is therefore 4.00% of the purchase price. The Distributor retains the Class B asset-based sales charge.

 The Distributor currently pays sales commissions of 0.75% of the purchase price of Class C shares to dealers from its own resources at the time of sale. Including the advance of the service fee, the total amount paid by the Distributor to the dealer at the time of sale of Class C shares is therefore 1.00% of the purchase price. The Distributor plans to pay the asset-based sales charge as an ongoing commission to the dealer on Class C shares that have been outstanding for a year or more.

 The Distributor's actual expenses in selling Class B and C shares may be more than the payments it receives from contingent deferred sales charges collected on redeemed shares and from the Fund under the Distribution and Service Plans for Class B and C shares. Therefore, those expenses may be carried over and paid in future years. At September 30, 1996, the end of the Class B and Class C Plan year, the Distributor had incurred unreimbursed expenses under the Plan of $284,933 for Class B shares and $48,241 for Class C shares, equal to 2.65% and 1.49% of the Fund's assets represented by Class B shares and Class C shares, respectively, on that date, which have been carried over into the present Plan year.

 If the Fund terminates either Plan, the Board of Directors may allow the Fund to continue payments of the asset-based sales charge to the Distributor for distributing shares before the Plan was terminated.

Waivers of Class B and Class C Sales Charges. The Class B and Class C contingent deferred sales charges will not be applied to shares purchased in certain types of transactions nor will it apply to Class B and Class C shares redeemed in certain circumstances as described below. The reasons for this policy are in "Reduced Sales Charges" in the Statement of Additional Information.

 Waivers for Redemptions in Certain Cases. The Class B and
Class C contingent deferred sales charges will be waived for redemptions of shares in the following cases, if the Transfer Agent is notified that these conditions apply to the redemption:

    distributions to participants or beneficiaries from Retirement Plans, if the distributions are made (a) under an Automatic Withdrawal Plan after the participant reaches age 59-1/2, as long as the payments are no more than 10% of the account value annually (measured from the date the Transfer Agent receives the request), or (b) following the death or disability (as defined in the Internal Revenue Code) of the participant or beneficiary (the death or disability must have occurred after the account was established);

    redemptions from accounts other than Retirement Plans following the death or disability of the last surviving shareholder including a trustee of a "grantor" trust or revocable living trust for which the trustee is also the sole beneficiary (the death or disability must have occurred after the account was established, and for disability you must provide evidence of a determination of disability by the Social Security Administration);


    shares redeemed involuntarily, as described in "Shareholder
Account Rules and Policies," below; or

    distributions from OppenheimerFunds prototype 401(k) plans
(1) for hardship withdrawals; (2) under a Qualified Domestic Relations Order, as defined in the Internal Revenue Code; (3) to meet minimum distribution requirements as defined in the Internal Revenue Code; (4) to make "substantially equal periodic payments" as described in Section 72(t) of the Internal Revenue Code; or (5) for separation from service.

 Waivers for Shares Sold or Issued in Certain Transactions. The contingent deferred sales charge is also waived on Class B and Class C shares sold or issued in the following cases:

    shares sold to the Manager or its affiliates;

    shares sold to registered management investment companies or separate accounts of insurance companies having an agreement with the Manager or the Distributor for that purpose; and

    shares issued in plans of reorganization to which the Fund is a party.

Special Investor Services

AccountLink. OppenheimerFunds AccountLink links your Fund account to your account at your bank or other financial institution to enable you to send money electronically between those accounts to perform a number of types of account transactions. These include purchases of shares by telephone (either through a service representative or by PhoneLink, described below), automatic investments under Asset Builder Plans, and sending dividends and distributions or Automatic Withdrawal Plan payments directly to your bank account. Please refer to the Application for details or call the Transfer Agent for more information.

 AccountLink privileges should be requested on the Application you use to buy shares, or on your dealer's settlement instructions if you buy your shares through your dealer. After your account is established, you can request AccountLink privileges by sending signature-guaranteed instructions to the Transfer Agent. AccountLink privileges will apply to each shareholder listed in the registration on your account as well as to your dealer representative of record unless and until the Transfer Agent receives written instructions terminating or changing those privileges. After you establish AccountLink for your account, any change of bank account information must be made by signature-guaranteed instructions to the Transfer Agent signed by all shareholders who own the account.

   Using AccountLink to Buy Shares. Purchases may be made by telephone only after your account has been established. To purchase shares in amounts up to $250,000 through a telephone representative, call the Distributor at 1-800-852-8457. The purchase payment will be debited from your bank account.

   PhoneLink. PhoneLink is the OppenheimerFunds automated telephone system that enables shareholders to perform a number of account transactions automatically using a touch-tone phone. PhoneLink may be used on already-established Fund accounts after you obtain a Personal Identification Number (PIN), by calling the special PhoneLink number: 1-800-533-3310.

   Purchasing Shares. You may purchase shares in amounts up to $100,000 by phone, by calling 1-800-533-3310. You must have established AccountLink privileges to link your bank account with the Fund, to pay for these purchases.

   Exchanging Shares. With the OppenheimerFunds exchange privilege, described below, you can exchange shares automatically by phone from your Fund account to another Oppenheimer fund account you have already established by calling the special PhoneLink number. Please refer to "How to Exchange Shares," below, for details.

   Selling Shares. You can redeem shares by telephone automatically by calling the PhoneLink number and the Fund will send the proceeds directly to your AccountLink bank account.
Please refer to "How to Sell Shares," below, for details.

Automatic Withdrawal and Exchange Plans. The Fund has several plans that enable you to sell shares automatically or exchange them to another Oppenheimer fund account on a regular basis:

   Automatic Withdrawal Plans. If your Fund account is worth
$5,000 or more, you can establish an Automatic Withdrawal Plan to receive payments of at least $50 on a monthly, quarterly, semi-annual or annual basis. Automatic withdrawal Plans are not advisable for Class B and Class C shares subject to a contingent deferred sales charge ("CDSC") unless waivers of the CDSC apply. The checks may be sent to you or sent automatically to your bank account on AccountLink. You may even set up certain types of withdrawals of up to $1,500 per month by telephone. You should consult the Application and Statement of Additional Information for more details.

   Automatic Exchange Plans. You can authorize the Transfer
Agent to exchange automatically an amount you establish in advance for shares of up to five other Oppenheimer funds on a monthly, quarterly, semi-annual or annual basis under an Automatic Exchange Plan. The minimum purchase for each Oppenheimer funds account is $25. These exchanges are subject to the terms of the exchange privilege, described below.

Reinvestment Privilege. If you redeem some or all of your Class A or Class B shares of the Fund, you have up to 6 months to reinvest all or part of the redemption proceeds in Class A shares of the Fund or other Oppenheimer funds without paying a sales charge.
This privilege applies only to Class A shares that you purchased subject to an initial sales charge and to Class A or Class B shares on which you paid a contingent deferred sales charge when you redeemed them. It does not apply to Class C shares. You must be sure to ask the Distributor for this privilege when you send your payment. Please consult the Statement of Additional Information for more details.

Retirement Plans. Fund shares are available as an investment for your retirement plans. If you participate in a plan sponsored by your employer, the plan trustee or administrator must make the purchase of shares for your retirement plan account. The Distributor offers a number of different retirement plans that can be used by individuals and employers:

   Individual Retirement Accounts including rollover IRAs, for individuals and their spouses
   403(b)(7) Custodial Plans for employees of eligible tax-exempt organizations, such as schools, hospitals and charitable organizations
   SEP-IRAs (Simplified Employee Pension Plans) for small business owners or people with income from self-employment, including SARSEP-IRAs
   Pension and Profit-Sharing Plans for self-employed persons and other employers
   401(k) prototype retirement plans for businesses

 Please call the Distributor for the OppenheimerFunds plan documents, which contain important information and applications.



How to Sell Shares

You can arrange to take money out of your account on any regular business day by selling (redeeming) some or all of your shares. Your shares will be sold at the next net asset value calculated after your order is received and accepted by the Transfer Agent. The Fund offers you a number of ways to sell your shares, in writing or by telephone. You can also set up an Automatic Withdrawal Plan to redeem shares on a regular basis, as described above. If you have questions about any of these procedures, and especially if you are redeeming shares in a special situation, such as due to the death of the owner, or from a retirement plan, please call the Transfer Agent first, at 1-800-525-7048, for assistance.

   Retirement Accounts. To sell shares in an OppenheimerFunds retirement account in your name, call the Transfer Agent for a distribution request form. There are special income tax withholding requirements for distributions from retirement plans and you must submit a withholding form with your request to avoid delay. If your retirement plan account is held for you by your employer, you must arrange for the distribution request to be sent by the plan administrator or trustee. There are additional details in the Statement of Additional Information.

   Certain Requests Require a Signature Guarantee. To protect you and the Fund from fraud, certain redemption requests must be in writing and must include a signature guarantee in the following situations (there may be other situations also requiring a signature guarantee):

   You wish to redeem more than $50,000 worth of shares and receive a check
   The redemption check is not payable to all shareholders listed on the account statement
   The redemption check is not sent to the address of record on your account statement
   Shares are being transferred to a Fund account with a different owner or name
   Shares are redeemed by someone other than the owners (such as an Executor)

   Where Can I Have My Signature Guaranteed?  The Transfer
Agent will accept a guarantee of your signature by a number of financial institutions, including: a U.S. bank, trust company, credit union or savings association, or by a foreign bank that has a U.S. correspondent bank, or by a U.S. registered dealer or broker in securities, municipal securities or government securities, or by a U.S. national securities exchange, a registered securities association or a clearing agency. If you are signing on behalf of a corporation, partnership or other business, or as a fiduciary, you must also include your title in the signature.

Selling Shares by Mail. Write a "letter of instructions" that includes:

   Your name
   The Fund's name
   Your Fund account number (from your account statement)
   The dollar amount or number of shares to be redeemed
   Any special payment instructions
   Any share certificates for the shares you are selling
   The signatures of all registered owners exactly as the account is registered, and
   Any special requirements or documents requested by the Transfer Agent to assure proper authorization of the person asking to sell shares.

Use the following address for requests by mail:
OppenheimerFunds Services
P.O. Box 5270, Denver, Colorado 80217

Send courier or Express Mail requests to:
OppenheimerFunds Services
10200 E. Girard Avenue, Building D
Denver, Colorado 80231

Selling Shares by Telephone. You and your dealer representative of record may also sell your shares by telephone. To receive the redemption price on a regular business day, your call must be received by the Transfer Agent by the close of The New York Stock Exchange that day, which is normally 4:00 P.M., but may be earlier on some days. You may not redeem shares held in an OppenheimerFunds retirement plan or under a share certificate by telephone.

   To redeem shares through a service representative, call
1-800-852-8457
   To redeem shares automatically on PhoneLink, call 1-800-533-
3310

 Whichever method you use, you may have a check sent to the address on the account statement, or, if you have linked your Fund account to your bank account on AccountLink, you may have the proceeds wired to that bank account.

   Telephone Redemptions Paid by Check. Up to $50,000 may be redeemed by telephone in any 7-day period. The check must be payable to all owners of record of the shares and must be sent to the address on the account statement. This service is not available within 30 days of changing the address on an account.

   Telephone Redemptions Through AccountLink. There are no dollar limits on telephone redemption proceeds sent to a bank account designated when you establish AccountLink. Normally the ACH wire to your bank is initiated on the business day after the redemption. You do not receive dividends on the proceeds of the shares you redeemed while they are waiting to be wired.

Selling Shares Through Your Dealer. The Distributor has made arrangements to repurchase Fund shares from dealers and brokers on behalf of their customers. Brokers or dealers may charge for that service. Please call your dealer for more information about this procedure. Please refer to "Special Arrangements for Repurchase of Shares from Dealers and Brokers" in the Statement of Additional Information for more details.

How to Exchange Shares

 Shares of the Fund may be exchanged for shares of certain
Oppenheimer funds at net asset value per share at the time of exchange, without sales charge. To exchange shares, you must meet several conditions:

   Shares of the fund selected for exchange must be available for sale in your state of residence
   The prospectuses of this Fund and the fund whose shares you want to buy must offer the exchange privilege
   You must hold the shares you buy when you establish your account for at least 7 days before you can exchange them; after the account is open 7 days, you can exchange shares every regular business day
   You must meet the minimum purchase requirements for the fund you purchase by exchange
   Before exchanging into a fund, you should obtain and read its prospectus

 Shares of a particular class of the Fund may be exchanged only for shares of the same class in the other Oppenheimer funds. For example, you can exchange Class A shares of this Fund only for Class A shares of another fund. At present, Oppenheimer Money Market Fund, Inc. offers only one class of shares, which are considered to be Class A shares for this purpose. In some cases, sales charges may be imposed on exchange transactions. Please refer to "How to Exchange Shares" in the Statement of Additional Information for more details.

 Exchanges may be requested in writing or by telephone:

   Written Exchange Requests. Submit an OppenheimerFunds
Exchange Request form, signed by all owners of the account. Send it to the Transfer Agent at one of the addresses listed in "How to Sell Shares."

   Telephone Exchange Requests. Telephone exchange requests may be made either by calling a service representative at 1-800-852-8457 or by using PhoneLink for automated exchanges, by calling 1-800-533-3310. Telephone exchanges may be made only between accounts that are registered with the same name(s) and address. Shares held under certificates may not be exchanged by telephone.

 You can find a list of Oppenheimer funds currently available for exchanges in the Statement of Additional Information or obtain one by calling a service representative at 1-800-525-7048. The list can change from time to time.

 There are certain exchange policies you should be aware of:

   Shares are normally redeemed from one fund and purchased from the other fund in the exchange transaction on the same regular business day on which the Transfer Agent receives an exchange request that is in proper form by the close of The New York Stock Exchange that day, which is normally 4:00 P.M., but may be earlier on some days. However, either fund may delay the purchase of shares of the fund you are exchanging into up to seven days if it determines it would be disadvantaged by a same-day transfer of the proceeds to buy shares. For example, the receipt of multiple exchange requests from a dealer in a "market-timing" strategy might require the disposition of portfolio securities at a time or price disadvantageous to the Fund.

   Because excessive trading can hurt fund performance and harm shareholders, the Fund reserves the right to refuse any exchange request that will disadvantage it, or to refuse multiple exchange requests submitted by a shareholder or dealer.

   The Fund may amend, suspend or terminate the exchange privilege at any time. Although the Fund will attempt to provide you notice whenever it is reasonably able to do so, it may impose these changes at any time.

   For tax purposes, exchanges of shares involve a redemption of the shares of the Fund you own and a purchase of the shares of the other fund, which may result in a capital gain or loss. For more information about taxes affecting exchanges, please refer to "How to Exchange Shares" in the Statement of Additional Information.

   If the Transfer Agent cannot exchange all the shares you request because of a restriction cited above, only the shares eligible for exchange will be exchanged.



Shareholder Account Rules and Policies

   Net Asset Value Per Share is determined for each class of shares as of the close of The New York Stock Exchange, which is normally 4:00 P.M., but may be earlier on some days, on each day the Exchange is open by dividing the value of the Fund's net assets attributable to a class by the number of shares of that class that are outstanding. The Fund's Board of Trustees has established procedures to value the Fund's securities to determine net asset value. In general, securities values are based on market value. There are special procedures for valuing illiquid and restricted securities and obligations for which market values cannot be readily obtained. These procedures are described more completely in the Statement of Additional Information.

   The offering of shares may be suspended during any period in which the determination of net asset value is suspended, and the offering may be suspended by the Board of Trustees at any time the Board believes it is in the Fund's best interest to do so.

   Telephone Transaction Privileges for purchases, redemptions or exchanges may be modified, suspended or terminated by the Fund at any time. If an account has more than one owner, the Fund and the Transfer Agent may rely on the instructions of any one owner. Telephone privileges apply to each owner of the account and the dealer representative of record for the account unless and until the Transfer Agent receives cancellation instructions from an owner of the account.

   The Transfer Agent will record any telephone calls to verify data concerning transactions and has adopted other procedures to confirm that telephone instructions are genuine, by requiring callers to provide tax identification numbers and other account data or by using PINs, and by confirming such transactions in writing. If the Transfer Agent does not use reasonable procedures it may be liable for losses due to unauthorized transactions, but otherwise neither it nor the Fund will be liable for losses or expenses arising out of telephone instructions reasonably believed to be genuine. If you are unable to reach the Transfer Agent during periods of unusual market activity, you may not be able to complete a telephone transaction and should consider placing your order by mail.

   Redemption or transfer requests will not be honored until the Transfer Agent receives all required documents in proper form. From time to time, the Transfer Agent in its discretion may waive certain of the requirements for redemptions stated in this Prospectus.

   Dealers that can perform account transactions for their clients by participating in NETWORKING through the National
Securities Clearing Corporation are responsible for obtaining their clients' permission to perform those transactions and are responsible to their clients who are shareholders of the Fund if the dealer performs any transaction erroneously or improperly.

   The redemption price for shares will vary from day to day because the values of the securities in the Fund's portfolio fluctuate and the redemption price, which is the net asset value per share, will normally be different for Class A, Class B and Class C shares. Therefore, the redemption value of your shares may be more or less than their original cost.

   Payment for redeemed shares is made ordinarily in cash and forwarded by check or through AccountLink (as elected by the shareholder under the redemption procedures described above) within 7 days after the Transfer Agent receives redemption instructions in proper form, except under unusual circumstances determined by the Securities and Exchange Commission delaying or suspending such payments. For accounts registered in the name of a broker/dealer, payment will be forwarded within 3 business days. The Transfer Agent may delay forwarding a check or processing a payment via AccountLink for recently purchased shares, but only until the purchase payment has cleared. That delay may be as much as 10 days from the date the shares were purchased. That delay may be avoided if you purchase shares by certified check or arrange with your bank to provide telephone or written assurance to the Transfer Agent that your purchase payment has cleared.

   Involuntary redemptions of small accounts may be made by the Fund if the account value has fallen below $200 for reasons other than the fact that the market value of shares has dropped, and in some cases involuntary redemptions may be made to repay the Distributor for losses from the cancellation of share purchase orders.

   Under unusual circumstances, shares of the Fund may be redeemed "in kind," which means that the redemption proceeds will be paid with securities from the Fund's portfolio. Please refer to "How to Sell Shares" in the Statement of Additional Information for more details.

   "Backup Withholding" of Federal income tax may be applied at the rate of 31% from dividends, distributions and redemption proceeds (including exchanges) if you fail to furnish the Fund a certified Social Security or Employer Identification Number when you sign your application, or if you violate Internal Revenue Service regulations on tax reporting of income.

   The Fund does not charge a redemption fee, but if your dealer or broker handles your redemption, they may charge a fee. That fee can be avoided by redeeming your Fund shares directly through the Transfer Agent. Under the circumstances described in "How to Buy Shares," you may be subject to a contingent deferred sales charges when redeeming certain Class A, Class B and Class C shares.

   To avoid sending duplicate copies of materials to households, the Fund will mail only one copy of each annual and semi-annual report to shareholders having the same last name and address on the Fund's records. However, each shareholder may call the Transfer Agent at 1-800-525-7048 to ask that copies of those materials be sent personally to that shareholder.

Dividends, Capital Gains and Taxes

Dividends. The Fund declares dividends separately for Class A, Class B and Class C shares from net investment income on an annual basis and normally pays those dividends to shareholders in December, but the Board of Trustees can change that date. The Board may also cause the Fund to declare dividends after the close of the Fund's fiscal year (which ends September 30th). Because the Fund does not have an objective of seeking current income, the amounts of dividends it pays, if any, will likely be small. Dividends paid with respect to Class A shares will generally be higher than for Class B and Class C shares because expenses allocable to Class B and Class C shares will generally be higher than for Class A shares. There is no fixed dividend rate and there can be no assurance as to the payment of any dividends.

Capital Gains. The Fund may make distributions annually in December out of any net short-term or long-term capital gains and the Fund may make supplemental distributions of capital gains following the end of its fiscal year. Short-term capital gains are treated as dividends for tax purposes. Long-term capital gains will be separately identified in the tax information the Fund sends you after the end of the year. There can be no assurance that the Fund will pay any capital gains distributions in a particular year.

Distribution Options. When you open your account, specify on your application how you want to receive your distributions. For
OppenheimerFunds retirement accounts, all distributions are reinvested. For other accounts, you have four options:

   Reinvest All Distributions in the Fund. You can elect to reinvest all dividends and long-term capital gains distributions in additional shares of the Fund.

   Reinvest Long-Term Capital Gains Only. You can elect to reinvest long-term capital gains in the Fund while receiving dividends by check or sent to your bank account on AccountLink.

   Receive All Distributions in Cash. You can elect to receive a check for all dividends and long-term capital gains distributions or have them sent to your bank on AccountLink.

   Reinvest Your Distributions in Another Oppenheimer Fund
Account. You can reinvest all distributions in another Oppenheimer fund account you have established.

Taxes. If your account is not a tax-deferred retirement account, you should be aware of the following tax implications of investing in the Fund. Long-term capital gains are taxable as long-term capital gains when distributed to shareholders. It does not matter how long you have held your shares. Dividends paid from short-term capital gains and net investment income are taxable as ordinary income. Distributions are subject to federal income tax and may be subject to state or local taxes. Your distributions are taxable when paid, whether you reinvest them in additional shares or take them in cash. Every year the Fund will send you and the IRS a statement showing the amount of each taxable distribution you received in the previous year.

 When more than 50% of its assets are invested in foreign securities at the end of any fiscal year, the Fund may elect that
Section 853 of the Internal Revenue Code will apply to it to permit shareholders to take a credit (or a deduction) on their own federal income tax returns for foreign income taxes paid by the Fund. The Statement of Additional Information contains further discussion of this tax provision.

   "Buying a Dividend". When a fund goes ex-dividend, its share price is reduced by the amount of the distribution. If you buy shares on or just before the ex-dividend date, or just before the Fund declares a capital gains distribution, you will pay the full price for the shares and then receive a portion of the price back as a taxable dividend or capital gain.

   Taxes on Transactions. Share redemptions, including redemptions for exchanges, are subject to capital gains tax. Generally speaking, a capital gain or loss is the difference between the price you paid for the shares and the price you received when you sold them.

   Returns of Capital. In certain cases distributions made by the Fund may be considered a non-taxable return of capital to shareholders. If that occurs, it will be identified in notices to shareholders. A non-taxable return of capital may reduce your tax basis in your Fund shares.

 This information is only a summary of certain federal tax information about your investment. More information is contained in the Statement of Additional Information, and in addition you should consult with your tax advisor about the effect of an investment in the Fund on your particular tax situation.

                                 APPENDIX

      Special Sales Charge Arrangements for Shareholders of the Fund
        Who Were Shareholders of the Former Quest for Value Funds


 The initial and contingent sales charge rates and waivers for Class A, Class B and Class C shares of the Fund described elsewhere in this Prospectus are modified as described below for those shareholders of (i) Quest for Value Fund, Inc., Quest for Value Growth and Income Fund, Quest for Value Opportunity Fund, Quest for Value Small Capitalization Fund and Quest for Value Global Equity Fund, Inc. on November 24, 1995, when OppenheimerFunds, Inc. became the investment advisor to those funds, and (ii) Quest for Value U.S. Government Income Fund, Quest for Value Investment Quality Income Fund, Quest for Value Global Income Fund, Quest for Value New York Tax-Exempt Fund, Quest for Value National Tax-Exempt Fund and Quest for Value California Tax-Exempt Fund when those funds merged into various Oppenheimer funds on November 24, 1995. The funds listed above are referred to in this Prospectus as the "Former Quest for Value Funds." The waivers of initial and contingent deferred sales charges described in this Appendix apply to shares of the Fund (i) acquired by such shareholder pursuant to an exchange of shares of one of the Oppenheimer funds that was one of the Former Quest for Value Funds or (ii) received by such shareholder pursuant to the merger of any of the Former Quest for Value Funds into an Oppenheimer fund on November 24, 1995.

Class A Sales Charges


   Reduced Class A Initial Sales Charge Rates for Certain
Former Quest Shareholders

  Purchases by Groups, Associations and Certain Qualified Retirement Plans. The following table sets forth the initial sales charge rates for Class A shares purchased by a "Qualified Retirement Plan" through a single broker, dealer or financial institution, or by members of "Associations" formed for any purpose other than the purchase of securities if that Qualified Retirement Plan or that Association purchased shares of any of the Former Quest for Value Funds or received a proposal to purchase such shares from OCC Distributors prior to November 24, 1995. For this purpose only, a "Qualified Retirement Plan" includes any 401(k) plan, 403(b) plan, and SEP/IRA or IRA plan for employees of a single employer.

                      Front-End      Front-End
                      Sales          Sales               Commission
                      Charge         Charge         as
                      as a           as a           Percentage
Number of                  Percentage          Percentage          of
Eligible Employees         of Offering         of Amount      Offering
or Members                 Price               Invested       Price
9 or fewer                 2.50%               2.56%               2.00%

At least 10 but not
 more than 49              2.00%               2.04%               1.60%

  For purchases by Qualified Retirement plans and Associations having 50 or more eligible employees or members, there is no initial sales charge on purchases of Class A shares, but those shares are subject to the Class A contingent deferred sales charge described on pages 26 to 28 of this Prospectus.

  Purchases made under this arrangement qualify for the lower of the sales charge rates in the table based on the number of eligible employees in a Qualified Retirement Plan or members of an Association or the sales charge rate that applies under the Rights of Accumulation described above in the Prospectus. In addition, purchases by 401(k) plans that are Qualified Retirement Plans qualify for the waiver of the Class A initial sales charge if they qualified to purchase shares of any of the Former Quest For Value Funds by virtue of projected contributions or investments of $1 million or more each year. Individuals who qualify under this arrangement for reduced sales charge rates as members of Associations, or as eligible employees in Qualified Retirement Plans also may purchase shares for their individual or custodial accounts at these reduced sales charge rates, upon request to the Fund's Distributor.

     Special Class A Contingent Deferred Sales Charge Rates

Class A shares of the Fund issued in the reorganization on November 24, 1995 for shares of Quest For Value Investment Quality Income Fund that were subject to a contingent deferred sales charge, will be subject to a contingent deferred sales charge at the following rates: if they are redeemed within 18 months of the end of the calendar month in which they were purchased, at a rate equal to 1.0% if the redemption occurs within 12 months of their initial purchase and at a rate of 0.50 of 1.0% if the redemption occurs in the subsequent six months. This contingent deferred sales charge rate also applies to shares of the Fund purchased by exchange of shares of other Oppenheimer funds that were acquired as a result of the merger of Former Quest for Value Funds into those Oppenheimer funds, and which shares were subject to a Class A contingent deferred sales charge prior to November 24, 1995. Class A shares of any of the Former Quest Fund for Value Funds purchased without an initial sales charge on or before November 22, 1995 will continue to be subject to the applicable contingent deferred sales charge in effect as of that date as set forth in the then-current prospectus for such fund.

     Waiver of Class A Sales Charges for Certain Shareholders

Class A shares of the Fund purchased by the following investors are not subject to any Class A initial or contingent deferred sales charges:

    Shareholders of the Fund who were shareholders of the AMA
Family of Funds on February 28, 1991 and who acquired shares of any of the Former Quest for Value Funds by merger of a portfolio of the AMA Family of Funds.

    Shareholders of the Fund who acquired shares of any Former
Quest for Value Fund by merger of any of the portfolios of the Unified Funds.

     Waiver of Class A Contingent Deferred Sales Charge in
Certain Transactions

The Class A contingent deferred sales charge will not apply to redemptions of Class A shares of the Fund purchased by the following investors who were shareholders of any Former Quest for Value Fund:

    Investors who purchased Class A shares from a dealer that is or was not permitted to receive a sales load or redemption fee imposed on a shareholder with whom that dealer has a fiduciary relationship under the Employee Retirement Income Security Act of 1974 and regulations adopted under that law.

    Participants in Qualified Retirement Plans that purchased shares of any of the Former Quest For Value Funds pursuant to a special "strategic alliance" with the distributor of those funds. The Fund's Distributor will pay a commission to the dealer for purchases of Fund shares as described above in "Class A Contingent Deferred Sales Charge."

Class A, Class B and Class C Contingent Deferred Sales Charge
Waivers

     Waivers for Redemptions of Shares Purchased Prior to March
6, 1995

In the following cases, the contingent deferred sales charge will be waived for redemptions of Class A, B or C shares of the Fund acquired by merger of a Former Quest for Value Fund into the Fund or by exchange from an Oppenheimer fund that was a Former Quest for Value Fund or into which such fund merged, if those shares were purchased prior to March 6, 1995: in connection with
(i) distributions to participants or beneficiaries of plans qualified under Section 401(a) of the Internal Revenue Code or from custodial accounts under Section 403(b)(7) of the Code, Individual Retirement Accounts, deferred compensation plans under Section 457 of the Code, and other employee benefit plans, and returns of excess contributions made to each type of plan, (ii) withdrawals under an automatic withdrawal plan holding only either Class B or C shares if the annual withdrawal does not exceed 10% of the initial value of the account, and (iii) liquidation of a shareholder's account if the aggregate net asset value of shares held in the account is less than the required minimum value of such accounts.

     Waivers for Redemptions of Shares Purchased on or After
March 6, 1995 but Prior to November 24, 1995.

In the following cases, the contingent deferred sales charge will be waived for redemptions of Class A, B or C shares of the Fund acquired by merger of a Former Quest for Value Fund into the Fund or by exchange from an Oppenheimer fund that was a Former Quest For Value Fund or into which such fund merged, if those shares were purchased on or after March 6, 1995, but prior to November 24, 1995: (1) distributions to participants or beneficiaries from Individual Retirement Accounts under Section 408(a) of the Internal Revenue Code or retirement plans under Section 401(a), 401(k), 403(b) and 457 of the Code, if those distributions are made either
(a) to an individual participant as a result of separation from service or (b) following the death or disability (as defined in the Code) of the participant or beneficiary; (2) returns of excess contributions to such retirement plans; (3) redemptions other than from retirement plans following the death or disability of the shareholder(s) (as evidenced by a determination of total disability by the U.S. Social Security Administration); (4) withdrawals under an automatic withdrawal plan (but only for Class B or C shares) where the annual withdrawals do not exceed 10% of the initial value of the account; and (5) liquidation of a shareholder's account if the aggregate net asset value of shares held in the account is less than the required minimum account value. A shareholder's account will be credited with the amount of any contingent deferred sales charge paid on the redemption of any Class A, B or C shares of the Fund described in this section if within 90 days after that redemption, the proceeds are invested in the same Class of shares in this Fund or another Oppenheimer fund.

Special Dealer Arrangements

Dealers who sold Class B shares of a Former Quest for Value Fund to Quest for Value prototype 401(k) plans that were maintained on the TRAC-2000 recordkeeping system and that were transferred to an OppenheimerFunds prototype 401(k) plan shall be eligible for an additional one-time payment by the Distributor of 1% of the value of the plan assets transferred, but that payment may not exceed $5,000 as to any one plan.

Dealers who sold Class C shares of a Former Quest for Value Fund to Quest for Value prototype 401(k) plans that were maintained on the TRAC-2000 recordkeeping system and (i) the shares held by those plans were exchanged for Class A shares, or (ii) the plan assets were transferred to an OppenheimerFunds prototype 401(k) plan, shall be eligible for an additional one-time payment by the Distributor of 1% of the value of the plan assets transferred, but that payment may not exceed $5,000.

                       APPENDIX B TO PROSPECTUS OF
                  OPPENHEIMER GLOBAL EMERGING GROWTH FUND

  Graphic material included in Prospectus of Oppenheimer Global
Emerging Growth Fund: "Comparison of Total Return of Oppenheimer
Global Emerging Growth Fund with the Morgan Stanley World Index -
Change in Value of a $10,000 Hypothetical Investment."

  Linear graphs will be included in the Prospectus of Oppenheimer Global Emerging Growth Fund (the "Fund") depicting the initial account value and subsequent account value of a hypothetical $10,000 investment in each class of shares of the Fund. In the case of Class A shares that graph will cover the period from 12/30/87 (inception of the Fund) through 9/30/96. In the case of Class B shares that graph will cover the period from 11/1/95 (inception of the class) through 9/30/96. In the case of Class C shares that graph will cover the period from 11/1/95 (inception of the class) through 9/30/96. The graphs will compare such values with a hypothetical $10,000 investment over the same time periods in the Morgan Stanley World Index. Set forth below are the relevant data points that will appear on each linear graph. Additional information with respect to the foregoing, including a description of the Morgan Stanley World Index, is set forth in the Prospectus under "Performance of the Fund - Comparing the Fund's Performance to the Market."


                 Oppenheimer              Morgan
Fiscal Year      Global Emerging          Stanley
(Period Ended)        Growth Fund:             World Index
                 Class A
12/30/87              $ 9,425                  $10,000
09/30/88              $10,019                  $11,124
09/30/89              $11,542                  $13,994
09/30/90              $11,275                  $11,039
09/30/91              $25,681                  $13,829
09/30/92              $19,340                  $13,770
09/30/93              $20,846                  $16,647
09/30/94              $18,780                  $17,991
09/30/95              $17,499                  $20,684
09/30/96              $20,343                  $23,621

                 Class B
11/01/95              $10,000                  $10,000
09/30/96              $11,422                  $11,600

                 Class C

11/01/95              $10,000                  $10,000
09/30/96              $11,828                  $11,600

Oppenheimer Global Emerging Growth Fund
Two World Trade Center
New York, New York 10048-0203
1-800-525-7048

Investment Advisor
OppenheimerFunds, Inc.
Two World Trade Center
New York, New York 10048-0203

Distributor
OppenheimerFunds Distributor, Inc.
Two World Trade Center
New York, New York 10048-0203

Transfer Agent
OppenheimerFunds Services
P.O. Box 5270
Denver, Colorado 80217
1-800-525-7048

Custodian of Portfolio Securities
The Bank of New York
One Wall Street
New York, New York 10015

Independent Auditors
KPMG Peat Marwick LLP
707 Seventeenth Street
Denver, Colorado 80202

Legal Counsel
Gordon Altman Butowsky Weitzen
  Shalov & Wein
114 West 47th Street
New York, New York  10036


No dealer, broker, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus or the Statement of Additional Information and, if given or made, such information and representations must not be relied upon as having been authorized by the Fund, OppenheimerFunds, Inc., OppenheimerFunds Distributor, Inc. or any affiliate thereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any state to any person to whom it is unlawful to make such an offer in such state.

PR0750.001.0197   Printed on recycled paper

Oppenheimer Global Emerging Growth Fund

Two World Trade Center, New York, New York 10048-0203
1-800-525-7048

Statement of Additional Information dated January 13, 1997


  This Statement of Additional Information of Oppenheimer Global Emerging Growth Fund is not a Prospectus. This document contains additional information about the Fund and supplements information in the Prospectus dated January 13, 1997. It should be read together with the Prospectus, which may be obtained by writing to the Fund's Transfer Agent, OppenheimerFunds Services, at P.O. Box 5270, Denver, Colorado 80217 or by calling the Transfer Agent at the toll-free number shown above.

Contents
                                                            Page
About the Fund
Investment Objective and Policies. . . . . . . . . . . . . . . . . . . . .
     Investment Policies and Strategies. . . . . . . . . . . . . . . . . .
     Other Investment Techniques and Strategies. . . . . . . . . . . . . .
     Other Investment Restrictions . . . . . . . . . . . . . . . . . . . .
How the Fund is Managed. . . . . . . . . . . . . . . . . . . . . . . . . .
     Organization and History. . . . . . . . . . . . . . . . . . . . . . .
     Trustees and Officers of the Fund . . . . . . . . . . . . . . . . . .
     The Manager and Its Affiliates. . . . . . . . . . . . . . . . . . . .
Brokerage Policies of the Fund . . . . . . . . . . . . . . . . . . . . . .
Performance of the Fund. . . . . . . . . . . . . . . . . . . . . . . . . .
Distribution and Service Plans . . . . . . . . . . . . . . . . . . . . . .
About Your Account
How To Buy Shares. . . . . . . . . . . . . . . . . . . . . . . . . . . . .
How To Sell Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . .
How To Exchange Shares . . . . . . . . . . . . . . . . . . . . . . . . . .
Dividends, Capital Gains and Taxes . . . . . . . . . . . . . . . . . . . .
Additional Information About the Fund. . . . . . . . . . . . . . . . . . .
Financial Information About the Fund
Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . .
Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . .
Appendix A: Industry Classifications . . . . . . . . . . . . . . . . . .A-1

ABOUT THE FUND

Investment Objective and Policies

Investment Policies and Strategies. The investment objective and policies of the Fund are described in the Prospectus. Set forth below is supplemental information about those policies and the types of securities in which the Fund may invest, as well as the strategies the Fund may use to try to achieve its objective. Capitalized terms used in this Statement of Additional Information have the same meaning as those terms have in the Prospectus.

     In selecting securities for the Fund's portfolio, the Fund's investment advisor, OppenheimerFunds, Inc. (the "Manager"), evaluates the merits of securities primarily through the exercise of its own investment analysis. This may include, among other things, evaluation of the history of the issuer's operations, prospects for the industry of which the issuer is part, the issuer's financial condition, the issuer's pending product developments and developments by competitors, the effect of general market and economic conditions on the issuer's business, and legislative proposals or new laws that might affect the issuer. Current income is not a consideration in the selection of portfolio securities for the Fund, whether for appreciation, defensive or liquidity purposes. The fact that a security has a low yield or does not pay current income will not be an adverse factor in selecting securities to try to achieve the Fund's investment objective of capital appreciation unless the Manager believes that the lack of yield might adversely affect appreciation possibilities.

     The portion of the Fund's assets allocated to securities selected for capital appreciation and the investment techniques used will depend upon the judgment of the Fund's Manager as to the future movement of the equity securities markets. If the Manager believes that economic conditions favor a rising market, the Fund will emphasize securities and investment methods selected for high capital growth. If the Manager believes that a market decline is likely, defensive securities and investment methods may be emphasized (See "Temporary Defensive Investments," below).

       Emerging Growth Companies. The Manager uses a global "theme oriented approach" in managing the Fund. This "theme oriented approach" seeks to capitalize on important global trends that the Manager believes offers the most promising areas for long-term growth. Examples currently include, among others, telecommunications, developing capital markets, emerging consumer markets, the environment and biotechnology. These sectors may change from time to time as the Manager reviews important global trends. The Manager also considers performance and growth rates of foreign companies relative to domestic companies in selecting investments for the Fund's portfolio.

       Warrants and Rights. The prices of warrants do not necessarily move in a manner parallel to the prices of the underlying securities. The price the Fund pays for a warrant will be lost unless the warrant is exercised prior to its expiration. Rights are similar to warrants, but normally have a short duration and are distributed directly by the issuer to its shareholders. Rights and warrants have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

       Investing in Small, Unseasoned Companies. The securities of small, unseasoned companies may have a limited trading market, which may adversely affect the Fund's ability to sell them and can reduce the price the Fund might be able to obtain for them. If other investment companies and investors trade the same securities when the Fund attempts to dispose of its holdings, the Fund may receive lower prices than might otherwise be obtained, because of the thinner market for such securities.

       Foreign Securities. "Foreign securities" include equity and debt securities of companies organized under the laws of countries other than the United States and debt securities of foreign governments that are traded on foreign securities exchanges or in the foreign over-the-counter markets. Securities of foreign issuers that are represented by American Depository Receipts or that are listed on a U.S. securities exchange or traded in the U.S. over-the-counter markets are not considered "foreign securities" for the purpose of the Fund's investment allocations, because they are not subject to many of the special considerations and risks, discussed below, that apply to foreign securities traded and held abroad.

     Investing in foreign securities offer potential benefits not available from investing solely in securities of domestic issuers, including the opportunity to invest in foreign issuers that appear to offer growth potential, or in foreign countries with economic policies or business cycles different from those of the U.S., or to reduce fluctuations in portfolio value by taking advantage of foreign stock markets that do not move in a manner parallel to U.S. markets. If the Fund's portfolio securities are held abroad, the sub-custodians or depositaries holding them must be approved by the Fund's Board of Trustees to the extent that approval is required under applicable rules of the Securities and Exchange Commission.

       Risks of Foreign Investing. Investments in foreign securities present special additional risks and considerations not typically associated with investments in domestic securities: reduction of income by foreign taxes; fluctuation in value of foreign portfolio investments due to changes in currency rates and control regulations (e.g., currency blockage); transaction charges for currency exchange; lack of public information about foreign issuers; lack of uniform accounting, auditing and financial reporting standards comparable to those applicable to domestic issuers; less volume on foreign exchanges than on U.S. exchanges; greater volatility and less liquidity on foreign markets than in the U.S.; less regulation of foreign issuers, stock exchanges and brokers than in the U.S.; greater difficulties in commencing lawsuits; higher brokerage commission rates than in the U.S.; increased risks of delays in settlement of portfolio transactions or loss of certificates for portfolio securities; possibilities in some countries of expropriation, confiscatory taxation, political, financial or social instability or adverse diplomatic developments; and unfavorable differences between the U.S. economy and foreign economies. In the past, U.S. Government policies have discouraged certain investments abroad by U.S. investors, through taxation or other restrictions, and it is possible that such restrictions could be re-imposed.

       Temporary Defensive Investments. When the equity markets in general are declining, the Fund may commit an increasing portion of its assets to defensive securities. These may include the types of securities described in the Prospectus. When investing for defensive purposes, the Fund will normally emphasize investment in short-term debt securities (that is, securities maturing in one year or less from the date of purchase), since those types of securities are generally more liquid and usually may be disposed of quickly without significant gains or losses so that the Manager may have liquid assets when it wishes to make investments in securities for appreciation possibilities.

Other Investment Techniques and Strategies

       Illiquid and Restricted Securities. To enable the Fund to sell restricted securities not registered under the Securities Act of 1933, the Fund may have to cause those securities to be registered. The expenses of registration of restricted securities may be negotiated by the Fund with the issuer at the time such securities are purchased by the Fund, if such registration is required before such securities may be sold publicly. When registration must be arranged because the Fund wishes to sell the security, a considerable period may elapse between the time the decision is made to sell the securities and the time the Fund would be permitted to sell them. The Fund would bear the risks of any downward price fluctuation during that period. The Fund may also acquire, through private placements, securities having contractual restrictions on their resale, which might limit the Fund's ability to dispose of such securities and might lower the amount realizable upon the sale of such securities.

     The Fund has percentage limitations that apply to purchases of restricted securities, as stated in the Prospectus. Those percentage restrictions do not limit purchases of restricted securities that are eligible for sale to qualified institutional purchasers pursuant to Rule 144A under the Securities Act of 1933, provided that those securities have been determined to be liquid by the Board of Trustees of the Fund or by the Manager under Board-approved guidelines. Those guidelines take into account the trading activity for such securities and the availability of reliable pricing information, among other factors. If there is a lack of trading interest in a particular Rule 144A security, the Fund's holding of that security may be deemed to be illiquid.

       Loans of Portfolio Securities. The Fund may lend its portfolio securities subject to the restrictions stated in the Prospectus. Under applicable regulatory requirements (which are subject to change), the loan collateral must, on each business day be at least equal to the value of the loaned securities and must consist of cash, bank letters of credit, securities of the U.S. Government or its agencies or instrumentalities or other cash equivalents in which the Fund is permitted to invest. To be acceptable as collateral, letters of credit must obligate a bank to pay amounts demanded by the Fund if the demand meets the terms of the letter. Such terms and the issuing bank must be satisfactory to the Fund. In a securities lending transaction, the Fund receives from the borrower an amount equal to the interest paid or the dividends declared on the loaned securities during the term of the loan as well as the interest on the collateral securities less any finders', administrative or other fees the Fund pays in connection with the loan. In connection with securities lending, the Fund might experience risks or delay in receiving additional collateral, or risks of delay in recovery of securities, or loss of rights in the collateral should the borrower fail financially. The terms of the Fund's loans must meet applicable tests under the Internal Revenue Code and must permit the Fund to reacquire loaned securities on five days' notice or in time to vote on any important matter.

       Repurchase Agreements. The Fund may acquire securities subject to repurchase agreements for liquidity purposes to meet anticipated redemptions, or pending the investment of the proceeds from sales of Fund shares, or pending the settlement of purchases of portfolio securities.

     In a repurchase transaction, the Fund acquires a security from, and simultaneously resells it to, an approved vendor (a U.S. commercial bank, the U.S. branch of a foreign bank or a broker-dealer which has been designated a primary dealer in government securities, which must meet the credit requirements set by the Fund's Board of Trustees from time to time), for delivery on an agreed upon future date. The resale price exceeds the purchase price by an amount that reflects an agreed-upon interest rate effective for the period during which the repurchase agreement is in effect. The majority of these transactions run from day to day, and delivery pursuant to resale typically will occur within one to five days of the purchase. Repurchase agreements are considered "loans" under the Investment Company Act, collateralized by the underlying security. The Fund's repurchase agreements require that at all times while the repurchase agreement is in effect, the collateral's value must equal or exceed the repurchase price to fully collateralize the repayment obligation. Additionally, the Manager will impose creditworthiness requirements to confirm that the vendor is financially sound and will continuously monitor the collateral's value.

       When-Issued and Delayed Delivery Transactions. The Fund may purchase securities on a "when-issued" basis, and may purchase or sell such securities on a "delayed delivery" basis. Although the Fund will enter into such transactions for the purpose of acquiring securities for its portfolio or for delivery pursuant to options contracts it has entered into, the Fund may dispose of a commitment prior to settlement. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. When such transactions are negotiated, the price (which is generally expressed in yield terms) is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. The Fund does not intend to make such purchases for speculative purposes. The commitment to purchase a security for which payment will be made on a future date may be deemed a separate security and involve a risk of loss if the value of the security declines prior to the settlement date. During the period between commitment by the Fund and settlement (generally within two months but not to exceed 120 days), no payment is made for the securities purchased by the purchaser, and no interest accrues to the purchaser from the transaction. Such securities are subject to market fluctuation; the value at delivery may be less than the purchase price. The Fund's Custodian will identify and segregate liquid assets of the Fund having a value at least equal to the value of purchase commitments until payment is made.

     The Fund will engage in when-issued transactions in order to secure what is considered to be an advantageous price and yield at the time of entering into the obligation. When the Fund engages in when-issued or delayed delivery transaction, it relies on the buyer or seller, as the case may be, to consummate the transaction. Failure of the buyer or seller to do so may result in the Fund losing the opportunity to obtain a price and yield considered to be advantageous. At the time the Fund makes a commitment to purchase or sell a security on a when-issued or forward commitment basis, it records the transaction and reflects the value of the security purchased, or if sale, the proceeds to be received, in determining its net asset value. If the Fund chooses to (i) dispose of the right to acquire a when-issued security prior to its acquisition or
(ii) dispose of its right to deliver or receive against a forward commitment, it may incur a gain or loss.

     To the extent the Fund engages in when-issued and delayed delivery transactions, it will do so for the purpose of acquiring or selling securities consistent with its investment objective and policies and not for the purposes of investment leverage. The Fund enters into such transactions only with the intention of actually receiving a delivering the securities, although (as noted above), when-issued securities and forward commitments may be sold prior to settlement date. In addition, changes in interest rates before settlement in a direction other than that expected by the Manager will affect the value of such securities and may cause a loss to the Fund.

     When-issued transactions and forward commitments can be used by the Fund as a defensive technique to use against anticipated changes in interest rates and prices. For instance, in periods of rising interest rates and falling prices, the Fund might sell securities in its portfolio on a forward commitment basis to attempt to limit its exposure to anticipated falling prices. In periods of falling interest rates and rising prices, the Fund might sell portfolio securities and purchase the same or similar securities on a when-issued or forward commitment basis, thereby obtaining the benefit of currently higher cash yields.

       Hedging With Options and Futures Contracts. The Fund may employ one or more types of Hedging Instruments for the purposes described in the Prospectus. When hedging to attempt to protect against declines in the market value of the Fund's portfolio, or to permit the Fund to retain unrealized gains in the value of portfolio securities which have appreciated, or to facilitate selling securities for investment reasons, the Fund may: (i) sell Stock Index Futures, (ii) buy puts, or (iii) write covered calls on securities held by it or on Stock Index Futures (as described in the Prospectus). When hedging to establish a position in the equity securities markets as a temporary substitute for the purchase of individual equity securities the Fund may: (i) buy Stock Index Futures, or (ii) buy calls on Stock Index Futures or securities. Normally, the Fund would then purchase the equity securities and terminate the hedging portion.

     The Fund's strategy of hedging with Futures and options on Futures will be incidental to the Fund's investment activities in the underlying cash market. In the future, the Fund may employ hedging instruments and strategies that are not presently contemplated but which may be subsequently developed, to the extent such investment methods are consistent with the Fund's investment objective, and are legally permissible and disclosed in the Prospectus. Additional information about the hedging instruments the Fund may use is provided below.

         Stock Index Futures and Financial Futures. The Fund may buy and sell futures contracts relating to a securities index ("Financial Futures"), including "Stock Index Futures," a type of Financial Future for which the index used as the basis for trading is a broadly-based stock index (including stocks that are not limited to issuers in a particular industry or group of industries). A stock index assigns relative values to the common stocks included in the index and fluctuates with the changes in the market value of those stocks. Stock indices cannot be purchased or sold directly. Financial Futures are contracts based on the future value of the basket of securities that comprise the underlying index. The contracts obligate the seller to deliver, and the purchaser to take, cash to settle the futures transaction or to enter into an offsetting contract. No physical delivery of the securities underlying the index is made on settling the futures obligation. No monetary amount is paid or received by the Fund on the purchase or sale of a Financial Future or Stock Index Future.

     Upon entering into a Futures transaction, the Fund will be required to deposit an initial margin payment, in cash or U.S. Treasury bills, with the futures commission merchant (the "futures broker"). Initial margin payments will be deposited with the Fund's Custodian in an account registered in the futures broker's name; however, the futures broker can gain access to that account only under certain specified conditions. As the Future is marked to market (that is, its value on the Fund's books is changed) to reflect changes in its market value, subsequent margin payments, called variation margin, will be paid to or by the futures broker on a daily basis.

     At any time prior to the expiration of the Future, the Fund may elect to close out its position by taking an opposite position, at which time a final determination of variation margin is made and additional cash is required to be paid by or released to the Fund. Any gain or loss is then realized by the Fund on the Future for tax purposes. Although Financial Futures and Stock Index Futures by their terms call for settlement by the delivery of cash, and Interest Rate Futures call for the delivery of a specific debt security, in most cases the settlement obligation is fulfilled without such delivery by entering into an offsetting transaction. All Futures transactions are effected through a clearinghouse associated with the exchange on which the contracts are traded.

       Writing Covered Calls. As described in the Prospectus, the Fund may write covered calls. When the Fund writes a call on an investment, it receives a premium and agrees to sell the callable investment to a purchaser of a corresponding call during the call period (usually not more than 9 months) at a fixed exercise price (which may differ from the market price of the underlying investment) regardless of market price changes during the call period. To terminate its obligation on a call it has written, the Fund may purchase a corresponding call in a "closing purchase transaction." A profit or loss will be realized, depending upon whether the net of the amount of option transaction costs and the premium received on the call the Fund has written is more or less than the price of the call the Fund subsequently purchased. A profit may also be realized if the call lapses unexercised because the Fund retains the underlying investment and the premium received. Those profits are considered short-term capital gains for Federal income tax purposes, as are premiums on lapsed calls, and when distributed by the Fund are taxable as ordinary income.
If the Fund could not effect a closing purchase transaction due to the lack of a market, it would have to hold the callable investment until the call lapsed or was exercised.

     The Fund may also write calls on Futures without owning a futures contract or deliverable securities, provided that at the time the call is written, the Fund covers the call by segregating in escrow an equivalent dollar value of deliverable securities or liquid assets. The Fund will segregate additional liquid assets if the value of the escrowed assets drops below 100% of the current value of the Future. In no circumstances would an exercise notice as to a Future put the Fund in a short futures position.

     The Fund's Custodian, or a securities depository acting for the Custodian, will act as the Fund's escrow agent, through the facilities of the Options Clearing Corporation ("OCC"), as to the investments on which the Fund has written options that are traded on exchanges, or as to other acceptable escrow securities, so that no margin will be required from the Fund for such option transactions. OCC will release the securities covering a call on the expiration of the call or when the Fund enters into a closing purchase transaction. Call writing affects the Fund's turnover rate and the brokerage commissions it pays. Commissions, normally higher than on general securities transactions, are payable on writing or purchasing a call.

       Writing Put Options. A put option on securities gives the purchaser the right to sell, and the writer the obligation to buy, the underlying investment at the exercise price during the option period. Writing a put covered by segregated liquid assets equal to the exercise price of the put has the same economic effect to the Fund as writing a covered call. The premium the Fund receives from writing a put option represents a profit, as long as the price of the underlying investment remains above the exercise price. However, the Fund has also assumed the obligation during the option period to buy the underlying investment from the buyer of the put at the exercise price, even though the value of the investment may fall below the exercise price. If the put expires unexercised, the Fund (as the writer of the put) realizes a gain in the amount of the premium less transaction costs. If the put is exercised, the Fund must fulfill its obligation to purchase the underlying investment at the exercise price, which will usually exceed the market value of the investment at that time. In that case, the Fund may incur a loss, equal to the sum of the sale price of the underlying investment and the premium received minus the sum of the exercise price and any transaction costs incurred.

     When writing put options on securities or on foreign currencies, to secure its obligation to pay for the underlying security, the Fund will deposit in escrow liquid assets with a value equal to or greater than the exercise price of the underlying securities. The Fund therefore forgoes the opportunity of investing the segregated assets or writing calls against those assets. As long as the obligation of the Fund as the put writer continues, it may be assigned an exercise notice by the exchange or broker-dealer through whom such option was sold, requiring the Fund to exchange currency at the specified rate of exchange or to take delivery of the underlying security against payment of the exercise price. The Fund may have no control over when it may be required to purchase the underlying security, since it may be assigned an exercise notice at any time prior to the termination of its obligation as the writer of the put. This obligation terminates upon expiration of the put, or such earlier time at which the Fund effects a closing purchase transaction by purchasing a put of the same series as that previously sold. Once the Fund has been assigned an exercise notice, it is thereafter not allowed to effect a closing purchase transaction.

     The Fund may effect a closing purchase transaction to realize a profit on an outstanding put option it has written or to prevent an underlying security from being put. Furthermore, effecting such a closing purchase transaction will permit the Fund to write another put option to the extent that the exercise price thereof is secured by the deposited assets, or to utilize the proceeds from the sale of such assets for other investments by the Fund. The Fund will realize a profit or loss from a closing purchase transaction if the cost of the transaction is less or more than the premium received from writing the option. As above for writing covered calls, any and all such profits described herein from writing puts are considered short-term capital gains for Federal tax purposes, and when distributed by the Fund, are taxable as ordinary income.

     The Trustees have adopted a non-fundamental policy that the Fund may write covered call options or write covered put options with respect to not more than 5% of the value of its net assets. Similarly, the Fund may only purchase call options and put options with a value of up to 5% of its net assets.

       Purchasing Puts and Calls. The Fund may purchase calls to protect against the possibility that the Fund's portfolio will not participate in an anticipated rise in the securities market. When the Fund purchases a call (other than in a closing purchase transaction), it pays a premium and, except as to calls on stock indices, has the right to buy the underlying investment from a seller of a corresponding call on the same investment during the call period at a fixed exercise price. In purchasing a call, the Fund benefits only if the call is sold at a profit or if, during the call period, the market price of the underlying investment is above the sum of the exercise price, transaction costs, and the premium paid, and the call is exercised. If the call is not exercised or sold (whether or not at a profit), it will become worthless at its expiration date and the Fund will lose its premium payment and the right to purchase the underlying investment. When the Fund purchases a call on a stock index, it pays a premium, but settlement is in cash rather than by delivery of the underlying investment to the Fund.

     When the Fund purchases a put, it pays a premium and, except as to puts on stock indices, has the right to sell the underlying investment to a seller of a corresponding put on the same investment during the put period at a fixed exercise price. Buying a put on an investment the Fund owns (a "protective put") enables the Fund to attempt to protect itself during the put period against a decline in the value of the underlying investment below the exercise price by selling the underlying investment at the exercise price to a seller of a corresponding put. If the market price of the underlying investment is equal to or above the exercise price and as a result the put is not exercised or resold, the put will become worthless at its expiration and the Fund will lose the premium payment and the right to sell the underlying investment. However, the put may be sold prior to expiration (whether or not at a profit).

     Puts and calls on broadly-based stock indices or Stock Index Futures are similar to puts and calls on securities or futures contracts except that all settlements are in cash and gain or loss depends on changes in the index in question (and thus on price movements in the stock market generally) rather than on price movements of individual securities or futures contracts. When the Fund buys a call on a stock index or Stock Index Future, it pays a premium. If the Fund exercises the call during the call period, a seller of a corresponding call on the same investment will pay the Fund an amount of cash to settle the call if the closing level of the stock index or Future upon which the call is based is greater than the exercise price of the call. That cash payment is equal to the difference between the closing price of the call and the exercise price of the call times a specified multiple (the "multiplier") which determines the total dollar value for each point of difference. When the Fund buys a put on a stock index or Stock Index Future, it pays a premium and has the right during the put period to require a seller of a corresponding put, upon the Fund's exercise of its put, to deliver cash to the Fund to settle the put if the closing level of the stock index or Stock Index Future upon which the put is based is less than the exercise price of the put. That cash payment is determined by the multiplier, in the same manner as described above as to calls.

     When the Fund purchases a put on a stock index, or on a Stock Index Future not owned by it, the put protects the Fund to the extent that the index moves in a similar pattern to the securities the Fund holds. The Fund can either resell the put or, in the case of a put on a Stock Index Future, buy the underlying investment and sell it at the exercise price. The resale price of the put will vary inversely with the price of the underlying investment. If the market price of the underlying investment is above the exercise price, and as a result the put is not exercised, the put will become worthless on the expiration date. In the event of a decline in price of the underlying investment, the Fund could exercise or sell the put at a profit to attempt to offset some or all of its loss on its portfolio securities.

     The Fund's option activities may affect its portfolio turnover rate and brokerage commissions. The exercise of calls written by the Fund may cause the Fund to sell related portfolio securities, thus increasing its turnover rate. The exercise by the Fund of puts on securities will cause the sale of underlying investments, increasing portfolio turnover. Although the decision whether to exercise a put it holds is within the Fund's control, holding a put might cause the Fund to sell the related investments for reasons that would not exist in the absence of the put. The Fund will pay a brokerage commission each time it buys or sells a call, put or an underlying investment in connection with the exercise of a put or call. Those commissions may be higher than the commissions for direct purchases or sales of the underlying investments.

     Premiums paid for options are small in relation to the market value of the underlying investments and, consequently, put and call options offer large amounts of leverage. The leverage offered by trading in options could result in the Fund's net asset value being more sensitive to changes in the value of the underlying investments.

       Options on Foreign Currencies. The Fund intends to write and purchase puts and calls on foreign currencies that are traded on a securities or commodities exchange or over-the-counter markets or are quoted by major recognized dealers in such options. It does so to protect against declines in the dollar value of foreign securities and against increases in the dollar cost of foreign securities to be acquired. If a rise is anticipated in the dollar value of a foreign currency in which securities to be acquired are denominated, the increased cost of such securities may be partially offset by purchasing calls or writing puts on that foreign currency. If a decline in the dollar value of a foreign currency is anticipated, the decline in value of portfolio securities denominated in that currency may be partially offset by writing calls or purchasing puts on that foreign currency. However, in the event of currency rate fluctuations adverse to the Fund's position, it would lose the premium it paid and transactions costs.

     A call written on a foreign currency by the Fund is covered if the Fund owns the underlying foreign currency covered by the call or has an absolute and immediate right to acquire that foreign currency without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other foreign currency held in its portfolio. A call may be written by the Fund on a foreign currency to provide a hedge against a decline due to an expected adverse change in the exchange rate in the U.S. dollar value of a security which the Fund owns or has the right to acquire and which is denominated in the currency underlying the option. This is a cross-hedging strategy. In such circumstances, the Fund collateralizes the option by maintaining in a segregated account with the Fund's custodian, cash or U.S. Government Securities in an amount not less than the value of the underlying foreign currency in U.S. dollars marked-to-market daily.

       Forward Contracts. A Forward Contract involves bilateral obligations of one party to purchase, and another party to sell, a specific currency at a future date (which may be any fixed number of days from the date of the contract agreed upon by the parties), at a price set at the time the contract is entered into. These contracts are generally traded in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. Some forward contracts are standardized foreign currency futures contracts that are traded on exchanges and are subject to procedures and regulations applicable to other Futures.

     The Fund may use Forward Contracts to protect against uncertainty in the level of future exchange rates. The use of Forward Contracts does not eliminate fluctuations in the prices of the underlying securities the Fund owns or intends to acquire, but it does fix a rate of exchange in advance. In addition, although Forward Contracts limit the risk of loss due to a decline in the value of the hedged currencies, at the same time they limit any potential gain that might result should the value of the currencies increase. To attempt to limit its exposure to loss under forward contracts in a particular foreign currency, the Fund's assets denominated in that currency or denominated in a closely-denominated foreign currency will at least equal the difference between the market value and the cost of the forward contracts in that particular foreign currency.

     The Fund may enter into Forward Contracts with respect to specific transactions. For example, when the Fund enters into a contract for the purchase or sale of a security denominated in a foreign currency, or when the Fund anticipates receipt of dividend payments in a foreign currency, the Fund may desire to "lock-in" the U.S. dollar price of the security or the U.S. dollar equivalent of such payment by entering into a Forward Contract, for a fixed amount of U.S. dollars per unit of foreign currency, for the purchase or sale of the amount of foreign currency involved in the underlying transaction (this is called a "transaction hedge"). The Fund will thereby be able to protect itself against a possible loss resulting from an adverse change in the relationship between the currency exchange rates during the period between the date on which the security is purchased or sold, or on which the payment is declared, and the date on which such payments are made or received.

     The Fund may also use Forward Contracts to lock in the U.S. dollar value of portfolio positions (a "position hedge"). In a position hedge, for example, when the Fund believes that foreign currency may suffer a substantial decline against the U.S. dollar, it may enter into a forward sale contract to sell an amount of each foreign currency approximating the value of some or all of the Fund's portfolio securities denominated in that foreign currency, or when the Fund believes that the U.S. dollar may suffer a substantial decline against a foreign currency, it may enter into a forward purchase contract to buy that foreign currency for a fixed dollar amount. In this situation the Fund may, in the alternative, also enter into a forward contract to sell a different foreign currency for a fixed U.S. dollar amount where the Fund believes that the U.S. dollar value of the currency to be sold pursuant to the forward contract will fall whenever there is a decline in the U.S. dollar value of the currency in which portfolio securities of the Fund are denominated (this is known as a "cross-hedge"). The Fund will not enter into a "cross-hedge" unless it is denominated in a currency or currencies that the Manager believes will have price movements that tend to correlate closely with the currency in which the investment being hedged is denominated. The success of cross hedging depends on many factors, including the ability of the Manager to correctly identify and monitor the correlation between foreign currencies and the U.S. dollar. To the extent that the correlation is not identical, the Fund may experience losses or gains on both the underlying security and the cross-hedge.

     The Fund will not enter into Forward Contracts or maintain a net exposure in such contracts to the extent that the Fund would be obligated to deliver an amount of foreign currency in excess of the value of the Fund's portfolio securities denominated in that currency or another currency that is also the subject of the hedge, unless such net exposure is covered by segregated liquid assets. The Fund's custodian will place cash or U.S. Government securities or other liquid high-quality debt securities in a separate account having a value equal to the net exposure. If the value of the securities placed in the separate account declines, additional cash or securities will be placed in the account on a daily basis so that the account value will equal the Fund's net exposure. As an alternative, the Fund may purchase a call option permitting the Fund to purchase the amount of foreign currency being hedged by a forward sale contract at a price no higher than the Forward Contract price, or the Fund may purchase a put option permitting the Fund to sell the amount of foreign currency subject to a forward purchase contract at a price as high or higher than the Forward Contract price. Unanticipated changes in currency prices may result in poorer overall performance for the Fund than if it had not entered into such contracts.

     At or before the maturity of a Forward Contract requiring the Fund to sell a currency, the Fund may either sell a portfolio security and use the sale proceeds to make delivery of the currency or retain the security and offset its contractual obligation to deliver the currency by purchasing a second contract pursuant to which the Fund will obtain, on the same maturity date, the same amount of the currency that it is obligated to deliver. Similarly, the Fund may close out a Forward Contract requiring it to purchase a specified currency by entering into a second contract entitling it to sell the same amount of the same currency on the maturity date of the first contract. The Fund would realize a gain or loss as a result of entering into such an offsetting Forward Contract under either circumstance to the extent the exchange rate or rates between the currencies involved moved between the execution dates of the first contract and offsetting contract.

     The cost to the Fund of engaging in Forward Contracts varies with factors such as the currencies involved, the length of the contract period and the market conditions then prevailing. Because Forward Contracts are usually entered into on a principal basis, no fees or commissions are involved. Because such contracts are not traded on an exchange, the Fund must evaluate the credit and performance risk of each particular counterparty under a Forward Contract.

     Although the Fund values its assets daily in terms of U.S. dollars, it does not intend to convert its holdings of foreign currencies into U.S. dollars on a daily basis. The Fund may convert foreign currency from time to time, and investors should be aware of the costs of currency conversion. Foreign exchange dealers do not charge a fee for conversion, but they do seek to realize a profit based on the difference between the prices at which they buy and sell various currencies. Thus, a dealer may offer to sell a foreign currency to the Fund at one rate, while offering a lesser rate of exchange should the Fund desire to resell that currency to the dealer.

       Regulatory Aspects of Hedging Instruments. The Fund is required to operate within certain guidelines and restrictions with respect to its use of futures and options thereon as established by the Commodities Futures Trading Commission ("CFTC"). In particular, the Fund is excluded from registration as a "commodity pool operator" if it complies with the requirements of Rule 4.5 adopted by the CFTC. The Rule does not limit the percentage of the Fund's assets that may be used for Futures margin and related options premium for a bona fide hedging position. However, under the Rule the Fund must limit its aggregate initial futures margin and related option premiums to no more than 5% of the Fund's total assets for hedging strategies that are not considered bona fide hedging strategies under the Rule. Under the Rule, the Fund also must use short Futures and options on Futures positions solely for "bona fide hedging purposes" within the meaning and intent of the applicable provisions of the Commodity Exchange Act.

     Transactions in options by the Fund are subject to limitations established by option exchanges governing the maximum number of options that may be written or held by a single investor or group of investors acting in concert, regardless of whether the options were written or purchased on the same or different exchanges or are held in one or more accounts or through one or more different exchanges or through one or more brokers. Thus the number of options which the Fund may write or hold may be affected by options written or held by other entities, including other investment companies having the same adviser as the Fund (or an adviser that is an affiliate of the Fund's adviser). The exchanges also impose position limits on Futures transactions. An exchange may order the liquidation of positions found to be in violation of those limits and may impose certain other sanctions.

     Due to requirements under the Investment Company Act, when the Fund purchases a Stock Index Future, the Fund will maintain, in a segregated account or accounts with its custodian, cash or readily-marketable, short-term (maturing in one year or less) debt instruments in an amount equal to the market value of the securities underlying such Future, less the margin deposit applicable to it.

       Additional Information About Hedging Instruments and Their Use. The Fund's Custodian, or a securities depository acting for the Custodian, will act as the Fund's escrow agent, through the facilities of the Options Clearing Corporation ("OCC"), as to the investments on which the Fund has written options traded on exchanges or as to other acceptable escrow securities, so that no margin will be required for such transactions. OCC will release the securities on the expiration of the option or upon the Fund's entering into a closing transaction. An option position may be closed out only on a market which provides secondary trading for options of the same series, and there is no assurance that a liquid secondary market will exist for any particular option.

     When the Fund writes an over-the-counter("OTC") option, it will enter into an arrangement with a primary U.S. Government securities dealer, which would establish a formula price at which the Fund would have the absolute right to repurchase that OTC option. That formula price would generally be based on a multiple of the premium received for the option, plus the amount by which the option is exercisable below the market price of the underlying security (that is, the extent to which the option is "in-the-money"). When option the Fund writes an OTC option, it will treat as illiquid (for purposes of the limit on its assets that may be invested in the illiquid securities, stated in the Prospectus) the mark-to-market value of any OTC option held by it. The Securities and Exchange Commission ("SEC") is evaluating whether OTC options should be considered liquid securities, and the procedure described above could be affected by the outcome of that evaluation.

     The Fund's option activities may affect its turnover rate and brokerage commissions. The exercise by the Fund of puts on securities will cause the sale of related investments, increasing portfolio turnover. Although such exercise is within the Fund's control, holding a put might cause the Fund to sell the related investments for reasons which would not exist in the absence of the put. The Fund will pay a brokerage commission each time it buys a put or call, sells a cal, or buys or sells an underlying investment in connection with the exercise of a put or call. Such commissions may be higher than those which would apply to direct purchases or sales of such underlying investments. Premiums paid for options are small in relation to the market value of the related investments, and consequently, put and call options offer large amounts of leverage. The leverage offered by trading options could result in the Fund's net asset value being more sensitive to changes in the value of the underlying investments.

       Tax Aspects of Covered Calls and Hedging Instruments. The Fund intends to qualify as a "regulated investment company" under the Internal Revenue Code (although it reserves the right not to qualify). That qualification enables the Fund to "pass through" its income and realized capital gains to shareholders without having to pay tax on them. This avoids a "double tax" on that income and capital gains, since shareholders normally will be taxed on the dividends and capital gains they receive from the Fund (unless the Fund's shares are held in a retirement account or the shareholder is otherwise exempt from tax). One of the tests for the Fund's qualification as a regulated investment company is that less than 30% of its gross income must be derived from gains realized on the sale of securities held for less than three months. To comply with this 30% cap, the Fund will limit the extent to which it engages in the following activities, but will not be precluded from them: (i) selling investments, including Stock Index Futures, held for less than three months, whether or not they were purchased on the exercise of a call held by the Fund; (ii) purchasing options which expire in less than three months; (iii) effecting closing transactions with respect to calls or puts written or purchased less than three months previously; (iv) exercising puts or calls held by the Fund for less than three months; or (v) writing calls on investments held less than three months.

     Certain foreign currency exchange contracts ("Forward Contracts") in which the Fund may invest are treated as "section 1256 contracts." Gains or losses relating to section 1256 contracts generally are characterized under the Internal Revenue Code as 60% long-term and 40% short-term capital gains or losses. However, foreign currency gains or losses arising from certain section 1256 contracts (including Forward Contracts) generally are treated as ordinary income or loss. In addition, section 1256 contracts held by the Fund at the end of each taxable year are "marked-to-market" with the result that unrealized gains or losses are treated as though they were realized. These contracts also may be marked-to-market for purposes of the excise tax applicable to investment company distributions and for other purposes under rules prescribed pursuant to the Internal Revenue Code. An election can be made by the Fund to exempt these transactions from this marked-to-market treatment.

     Certain Forward Contracts entered into by the Fund may result in "straddles" for Federal income tax purposes. The straddle rules may affect the character and timing of gains (or losses) recognized by the Fund on straddle positions. Generally, a loss sustained on the disposition of a position making up a straddle is allowed only to the extent such loss exceeds any unrecognized gain in the offsetting positions making up the straddle. Disallowed loss is generally allowed at the point where there is no unrecognized gain in the offsetting positions making up the straddle, or the offsetting position is disposed of.

     Under the Internal Revenue Code, gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are treated as ordinary income or ordinary loss. Similarly, on disposition of debt securities denominated in a foreign currency and on disposition foreign currency forward contracts, gains or losses attributable to fluctuations in the value of a foreign currency between the date of acquisition of the security or contract and the date of the disposition also are treated as an ordinary gain or loss. Currency gains and losses are offset against market gains and losses on each trade before determining a net "section 988" gain or loss under the Internal Revenue Code, which may ultimately increase or decrease the amount of the Fund's investment company income available for distribution to its shareholders.

       Possible Risk Factors in Hedging. In addition to the risks with respect to options discussed in the Prospectus and above, there is a risk in using short hedging by (i) selling Stock Index Futures or (ii) purchasing puts on stock indices or Stock Index Futures to attempt to protect against declines in the value of the Fund's equity securities. The risk is that the prices of Stock Index Futures will correlate imperfectly with the behavior of the cash (i.e., market value) prices of the Fund's equity securities. The ordinary spreads between prices in the cash and futures markets are subject to distortions, due to differences in the natures of those markets. First, all participants in the futures markets are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close out futures contracts through offsetting transactions which could distort the normal relationship between the cash and futures markets. Second, the liquidity of the futures markets depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures markets could be reduced, thus producing distortion. Third, from the point of view of speculators, the deposit requirements in the futures markets are less onerous than margin requirements in the securities markets. Therefore, increased participation by speculators in the futures markets may cause temporary price distortions.

     The risk of imperfect correlation increases as the composition of the Fund's portfolio diverges from the securities included in the applicable index. To compensate for the imperfect correlation of movements in the price of the equity securities being hedged and movements in the price of the hedging instruments, the Fund may use hedging instruments in a greater dollar amount than the dollar amount of equity securities being hedged if the historical volatility of the prices of the equity securities being hedged is more than the historical volatility of the applicable index. It is also possible that if the Fund has used hedging instruments in a short hedge, the market may advance and the value of equity securities held in the Fund's portfolio may decline. If that occurred, the Fund would lose money on the hedging instruments and also experience a decline in value in its portfolio securities. However, while this could occur for a very brief period or to a very small degree, over time the value of a diversified portfolio of equity securities will tend to move in the same direction as the indices upon which the hedging instruments are based.

     If the Fund uses hedging instruments to establish a position in the equities markets as a temporary substitute for the purchase of individual equity securities (long hedging) by buying Stock Index Futures and/or calls on such Futures, on securities or on stock indices, it is possible that the market may decline. If the Fund then concludes not to invest in equity securities at that time because of concerns as to a possible further market decline or for other reasons, the Fund will realize a loss on the hedging instruments that is not offset by a reduction in the price of the equity securities purchased.

       Short Sales Against-the-Box. In this type of short sale, while the short position is open, the Fund must own an equal amount of the securities sold short, or by virtue of ownership of other securities have the right, without payment of further consideration, to obtain an equal amount of the securities sold short. Short sales against-the-box may be made to defer, for Federal income tax purposes, recognition of gain or loss on the sale of securities "in the box" until the short position is closed out. They may also be used to protect a gain on the security "in-the-box" when the Fund does not want to sell it and recognize a capital gain. No more than 15% of the Fund's net assets may be held as collateral for these short sales.

Other Investment Restrictions

     The Fund's most significant investment restrictions are set forth in the Prospectus. There are additional investment restrictions that the Fund must follow that are also fundamental policies. Fundamental policies and the Fund's investment objective cannot be changed without the vote of a "majority" of the Fund's outstanding voting securities. Under the Investment Company Act, such "majority" vote is defined as the vote of the holders of the lesser of: (1) 67% or more of the shares present or represented by proxy at a shareholder meeting, if the holders of more than 50% of the outstanding shares are present, or (2) more than 50% of the outstanding shares of the Fund.

     Under these additional restrictions, the Fund cannot:

       invest in companies for the primary purpose of acquiring control or management thereof;

       invest in commodities or commodity contracts; however, the Fund may buy and sell any of the hedging instruments permitted by any of its other non-fundamental policies, whether or not any such hedging instrument is considered to be a commodity or a commodity contract;

       invest in real estate or in interests in real estate, but may purchase readily marketable securities of companies holding real estate or interests therein;

       purchase securities on margin, except that the Fund may make margin deposits in connection with any of the hedging instruments permitted by any of its other non-fundamental policies;

       mortgage or pledge any of its assets; however, this does not prohibit the escrow arrangements contemplated in the use of hedging instruments;

       underwrite securities of any issuer, except insofar as it might be deemed an underwriter under the Securities Act of 1933 in the resale of any securities held in its own portfolio;

       invest or hold securities of any issuer if those officers and Trustees or directors of the Fund or the Manager owning individually more than 0.5% of the securities of such issuer together own more than 5% of the securities of such issuer;

       invest in other open-end investment companies except in a merger, consolidation, reorganization or acquisition of assets.

       invest in oil or gas exploration or development programs or in mineral-related programs or leases; or

       lend money, but the Fund may purchase all or a portion of an issue of bonds, debentures, commercial paper, or other similar corporate obligations of the types that are usually purchased by institutions, whether or not publicly distributed.

     For purposes of the Fund's policy not to concentrate its investments, the Fund has adopted the industry classifications set forth in the Appendix to this Statement of Additional Information.

How the Fund is Managed

Organization and History. As a Massachusetts business trust, the Fund is not required to hold, and does not plan to hold, regular annual meetings of shareholders. The Fund will hold meetings when required to do so by the Investment Company Act or other applicable law, or when a shareholder meeting is called by the Trustees or upon proper request of the shareholders. Shareholders have the right, upon the declaration in writing or vote of two-thirds of the outstanding shares of the Fund, to remove a Trustee. The Trustees will call a meeting of shareholders to vote on the removal of a Trustee upon the written request of the record holders of at least 10% of its outstanding shares. In addition, if the Trustees receive a request from at least 10 shareholders (who have been shareholders for at least six months) holding shares of the Fund valued at $25,000 or more or holding at least 1% of the Fund's outstanding shares, whichever is less, stating that they wish to communicate with other shareholders to request a meeting to remove a Trustee, the Trustees will then either make the Fund's shareholder list available to the applicants or mail their communication to all other shareholders at the applicant's expense, or the Trustees may take such other action as set forth under
Section 16(c) of the Investment Company Act.

     The Fund's Declaration of Trust contains an express disclaimer of shareholder or Trustee liability for the Fund's obligations, and provides for indemnification and reimbursement of expenses out of its property for any shareholder held personally liable for its obligations. The Declaration of Trust also provides that the Fund shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the Fund and satisfy any judgment thereon. Thus, while Massachusetts law permits a shareholder of a business trust (such as the Fund) to be held personally liable as a "partner" under certain circumstances, the risk of a Fund shareholder incurring financial loss on account of shareholder liability is limited to the relatively remote circumstances in which the Fund would be unable to meet its obligations described above. Any person doing business with the Fund, and any shareholder of the Fund, agrees under the Fund's Declaration of Trust to look solely to the assets of the Fund for satisfaction of any claim or demand which may arise out of any dealings with the Fund, and the Trustees shall have no personal liability to any such person, to the extent permitted by law.

Trustees and Officers of the Fund. The Fund's Trustees and officers and their principal occupations and business affiliations during the past five years are listed below. The address of each Trustee and officer is Two World Trade Center, New York, New York 10048-0203, unless another address is listed below. All of the Trustees are also trustees or directors of Oppenheimer Money Market Fund, Inc., Oppenheimer Fund, Oppenheimer International Growth Fund, Oppenheimer Global Fund, Oppenheimer Growth Fund, Oppenheimer Discovery Fund, Oppenheimer Capital Appreciation Fund, Oppenheimer Global Growth & Income Fund, Oppenheimer Gold & Special Minerals Fund, Oppenheimer Municipal Bond Fund, Oppenheimer New York Municipal Fund, Oppenheimer California Municipal Fund, Oppenheimer Multi-State Municipal Trust, Oppenheimer Asset Allocation Fund, Oppenheimer Enterprise Fund, Oppenheimer U.S. Government Trust, Oppenheimer Series Fund, Inc., Oppenheimer Multi-Sector Income Trust and Oppenheimer World Bond Fund (the "New York-based Oppenheimer funds") except that Ms. Macaskill is not a director of Oppenheimer Money Market Fund, Inc. Ms. Macaskill and Messrs. Bishop, Bowen, Donohue, Farrar and Zack respectively hold the same offices with the other New York-based Oppenheimer funds as with the Fund. As of December 31, 1996, the Trustees and officers of the Fund as a group owned less than 1% of the outstanding Class A shares of the Fund. The statement does not include ownership of shares held of record by an employee benefit plan for employees of the Manager (one of the Trustees of the Fund listed below, Ms. Macaskill, and one of the officers, Mr. Donohue, are trustees of that plan), other than the shares beneficially owned under that plan by officers of the Fund listed below.

Leon Levy, Chairman of the Board of Trustees; Age 71
General Partner of Odyssey Partners, L.P. (investment partnership) and Chairman of Avatar Holdings, Inc. (real estate development).

Robert G. Galli, Trustee*; Age 63
Vice Chairman of OppenheimerFunds, Inc.  (the "Manager");
formerly he held the following positions: Vice President and Counsel of Oppenheimer Acquisition Corp. ("OAC"), the Manager's parent holding company; Executive Vice President & General Counsel and a director of the Manager and OppenheimerFunds Distributor, Inc. (the "Distributor"), Vice President and a director of HarbourView Asset Management Corporation ("HarbourView") and Centennial Asset Management Corporation ("Centennial"), investment adviser subsidiaries of the Manager, a director of Shareholder Financial Services, Inc. ("SFSI") and Shareholder Services, Inc. ("SSI"), transfer agent subsidiaries of the Manager and an officer of other Oppenheimer funds.

Benjamin Lipstein, Trustee; Age 73
591 Breezy Hill Road, Hillsdale, N.Y. 12529
Professor Emeritus of Marketing, Stern Graduate School of Business Administration, New York University; a director of Sussex
Publishers, Inc (Publishers of Psychology Today and Mother Earth
News) and of Spy Magazine, L.P.

Bridget A. Macaskill, President and Trustee*; Age 48
President, Chief Executive Officer and a Director of the Manager; Chairman and a director of SSI, and SFSI; President and a director of OAC, HarbourView and Oppenheimer Partnership Holdings, Inc., a holding company subsidiary of the Manager; a director of Oppenheimer Real Asset Management, Inc.; formerly an Executive Vice President of the Manager.

Elizabeth B. Moynihan, Trustee; Age 67
801 Pennsylvania Avenue, N.W., Washington, D.C. 20004
Author and architectural historian; a trustee of the Freer Gallery of Art (Smithsonian Institution), the Institute of Fine Arts (New
York University), National Building Museum; a member of the
Trustees Council, Preservation League of New York State, and of the Indo-U.S. Sub-Commission on Education and Culture.

Kenneth A. Randall, Trustee; Age 69
6 Whittaker's Mill, Williamsburg, Virginia 23185
A director of Dominion Resources, Inc. (electric utility holding company), Dominion Energy, Inc. (electric power and oil & gas producer), Enron-Dominion Cogen Corp. (cogeneration company), Kemper Corporation (insurance and financial services company), Fidelity Life Association (mutual life insurance company); formerly President and Chief Executive Officer of The Conference Board, Inc. (international economic and business research) and a director of Lumbermens Mutual Casualty Company, American Motorists Insurance Company and American Manufacturers Mutual Insurance Company.

Edward V. Regan, Trustee; Age 66
40 Park Avenue, New York, New York 10016
Chairman of Municipal Assistance Corporation for the City of New York; Senior Fellow of Jerome Levy Economics Institute, Bard College; a member of the U.S. Competitiveness Policy Council; a director of GranCare, Inc. (health care provider); formerly New York State Comptroller and trustee, New York State and Local Retirement Fund.

Russell S. Reynolds Jr., Trustee; Age 65
200 Park Avenue, New York, New York 10166
Founder Chairman of Russell Reynolds Associates, Inc. (executive recruiting); Chairman of Directorship Inc. (corporate governance consulting); a director of Professional Staff Limited (U.K.); a trustee of Mystic Seaport Museum, International House and Greenwich Historical Society.

Donald W. Spiro, Vice Chairman and Trustee*; Age 71
Chairman Emeritus and a director of the Manager; formerly Chairman of the Manager and the Distributor.

Pauline Trigere, Trustee; Age 84
498 Seventh Avenue, New York, New York 10018
Chairman and Chief Executive Officer of Trigere, Inc. (design and sale of women's fashions).

Clayton Yeutter, Trustee; Age 66
1325 Merrie Ridge Road, McLean, Virginia 22101
Of Counsel, Hogan & Hartson (a law firm); a director of B.A.T. Industries, Ltd. (tobacco and financial services), Caterpillar, Inc. (machinery), ConAgra, Inc. (food and agricultural products), Farmers Insurance Company (insurance), FMC Corp. (chemicals and machinery), IMC Global Inc. (chemicals and animal feed) and Texas Instruments, Inc. (electronics); formerly (in descending chronological order) Counsellor to the President (Bush) for Domestic Policy, Chairman of the Republican National Committee, Secretary of the U.S. Department of Agriculture, and U.S. Trade Representative.

Andrew J. Donohue, Secretary; Age 46
Executive Vice President and General Counsel of the Manager and the Distributor; President and a director of Centennial;
Executive Vice President, General Counsel and a director of HarbourView, SSI, SFSI, and Oppenheimer Partnership Holdings, Inc.; President and director of Oppenheimer Real Asset Management, Inc.; General Counsel of OAC; Executive Vice President, Chief Legal Officer and a director of MultiSource Services, Inc. (a broker-dealer); an officer of other Oppenheimer funds; formerly Senior Vice President and Associate General Counsel of the Manager and the Distributor; Partner in, Kraft & McManimon (a law firm); an officer of First Investors Corporation (a broker-dealer) and First Investors Management Company, Inc. (broker-dealer and investment adviser); director and an officer of First Investors Family of Funds and First Investors Life Insurance Company.

George C. Bowen, Treasurer; Age 60
6803 South Tucson Way, Englewood, CO 80012
Senior Vice President and Treasurer of the Manager; Vice President and Treasurer of the Distributor and HarbourView; Senior Vice President, Treasurer, Assistant Secretary and a director of Centennial; Senior Vice President, Treasurer and Secretary of SSI; Vice President, Treasurer and Secretary of SFSI; Treasurer of OAC; Vice President and Treasurer of Oppenheimer Real Asset Management, Inc.; Chief Executive Officer, Treasurer and a director of MultiSource Services, Inc. (a broker-dealer); an officer of other Oppenheimer funds.

Robert J. Bishop, Assistant Treasurer; Age 38
6803 South Tucson Way, Englewood, CO 80012
Vice President of the Manager/Mutual Fund Accounting; an officer of other Oppenheimer funds; formerly a Fund Controller for the Manager, prior to which he was an Accountant for Yale & Seffinger, P.C., an accounting firm, and previously an Accountant and Commissions Supervisor for Stuart James Company Inc., a broker-dealer.

Scott T. Farrar, Assistant Treasurer; Age 31
6803 South Tucson Way, Englewood, CO 80012
Vice President of the Manager/Mutual Fund Accounting; an officer of other Oppenheimer funds; formerly a Fund Controller for the Manager.

Robert G. Zack, Assistant Secretary; Age 48
Senior Vice President and Associate General Counsel of the Manager, Assistant Secretary of SSI, SFSI; an officer of other Oppenheimer funds.

Jay W. Tracy III, Vice President and Portfolio Manager; Age 43
Vice President of the Manager; Vice President and Portfolio Manager of other Oppenheimer funds; from February 1994 through September 1994, he was a Managing Director of Buckingham Capital Management, prior to which he was Portfolio Manager and Vice President of the Fund and other Oppenheimer funds and a Vice President of the Manager. Before that, he was Senior Vice President of Founders Asset Management, Inc. (a mutual fund adviser), prior to which he was a securities analyst and portfolio manager for Berger Associates, Inc. (investment adviser).

George Evans, Vice President and Portfolio Manager; Age 37
Vice President of the Manager; formerly an International Equities
Portfolio Manager/Analyst with Brown Brothers Harriman & Co.

       Remuneration of Trustees. The officers of the Fund and certain Trustees of the Fund (Ms. Macaskill and Messrs. Galli and Spiro; Ms. Macaskill is also an officer) who are affiliated with the Manager receive no salary or fees from the Fund. The remaining Trustees of the Fund received the compensation shown below from the Fund. The compensation from the Fund was paid during the fiscal year ended September 30, 1996. The compensation from all of the New York-based Oppenheimer funds includes the Fund and is compensation received as a director, trustee or member of a committee of the Board of those funds during the calendar year 1996.

                                         Retirement
                                         Benefits      Total Compensation
                             Aggregate   Accrued as   From All
                             Compensation             Part of    New York-based
Name and Position            From Fund                Fund Expenses   Oppenheimer funds1
Leon Levy                    $4,170      $6,651       $152,750
  Chairman and Trustee

Benjamin Lipstein            $2,549      $4,066       $ 91,350
  Study Committee Chairman,
  Audit Committee Member
  and Trustee 2

Elizabeth B. Moynihan        $2,549      $4,066       $ 91,350
  Study Committee
  Member and Trustee

Kenneth A. Randall           $2,318      $3,698       $ 83,450
  Audit Committee
  Chairman and Trustee

Edward V. Regan              $2,035      $3,245       $ 78,150
  Proxy Committee Chairman,
  Audit Committee
  Member and Trustee

Russell S. Reynolds, Jr.     $1,541      $2,457       $ 58,800
  Trustee

Pauline Trigere              $1,541      $2,457       $ 55,300
  Trustee

Clayton K. Yeutter           $1,541      $2,457       $ 58,800
  Proxy Committee Member
  and Trustee

______________________
1For the 1996 calendar year.
2Committee position held during a portion of the period shown.

The Fund has adopted a retirement plan that provides for payment to a retired Trustee of up to 80% of the average compensation paid during that Trustee's five years of service in which the highest compensation was received. A Trustee must serve in that capacity for any of the New York-based Oppenheimer funds for at least 15 years to be eligible for the maximum payment. Because each Trustee's retirement benefits will depend on the amount of the Trustee's future compensation and length of service, the amount of those benefits cannot be determined at this time, nor can the Fund estimate the number of years of credited service that will be used to determine those benefits.

       Major Shareholders. As of December 31, 1996, no person owned of record or was known by the Fund to own beneficially 5% or more of the Fund's outstanding Class A, Class B or Class C shares, except Merrill Lynch Pierce Fenner & Smith Inc., 4800 Deer Lake Drive East, 3rd Floor, Jacksonville, Florida 32246-6484, which was the record owner of 11,484.000 Class C shares (equal to 6.31% of the Class C shares then outstanding).

The Manager and Its Affiliates.    The Manager is wholly-owned by Oppenheimer
Acquisition Corp. ("OAC"), a holding company controlled by Massachusetts Mutual Life Insurance Company. OAC is also owned in part by certain of the Manager's directors and officers, some of whom may also serve as officers of the Fund, and three of whom (Ms. Macaskill and Messrs. Galli and Spiro) serve as Trustees of the Fund.

     The Manager and the Fund have a Code of Ethics. It is designed to detect and prevent improper personal trading by certain employees, including Portfolio Managers, that would compete with or take advantage of the Fund's portfolio transactions. Compliance with the Code of Ethics is carefully monitored and strictly enforced by the Manager.

       The Investment Advisory Agreement. A management fee is payable monthly to the Manager under the terms of the investment advisory agreement between the Fund and the Manager and is computed on the aggregate net assets of the Fund as of the close of business each day. The investment advisory agreement between the Manager and the Fund requires the Manager, at its expense, to provide the Fund with adequate office space, facilities and equipment, and to provide and supervise the activities of all administrative and clerical personnel required to provide effective corporate administration for the Fund, including the compilation and maintenance of records with respect to its operations, the preparation and filing of specified reports, and composition of proxy materials and registration statements for continuous public sale of shares of the Fund.

     Expenses not expressly assumed by the Manager under the advisory agreement or by the Distributor under the General Distributor's Agreement are paid by the Fund. The advisory agreement lists examples of expenses paid by the Fund, the major categories of which relate to interest, taxes, brokerage commissions, fees to certain Trustees, legal and audit expenses, custodian and transfer agent expenses, share issuance costs, certain printing and registration costs and non-recurring expenses, including litigation costs. For the Fund's fiscal years ended September 30, 1994, 1995 and 1996, the management fees paid by the Fund to the Manager were $1,555,894, $1,238,423 and $1,233,678, respectively.

     The Investment Advisory Agreement contains no expense limitation. However, because of state regulations limiting fund expenses that previously applied, the Manager had voluntarily undertaken that the Fund's total expenses in any fiscal year (including the investment advisory fee but exclusive of taxes, interest, brokerage commissions, distribution plan payments and any extraordinary non-recurring expenses, including litigation) would not exceed the most stringent state regulatory limitation applicable to the Fund. Due to changes in federal securities laws, such state regulations no longer apply and the Manger's undertaking is therefore inapplicable and has been withdrawn. During the Fund's last fiscal year, the Fund's expenses did not exceed the most srtringent state regulatory limit and the voluntary undertaking was not invoked.

     The advisory agreement provides that in the absence of willful misfeasance, bad faith or gross negligence in the performance of its duties, or reckless disregard for its obligations and duties under the advisory agreement, the Manager is not liable for any loss resulting from a good faith error or omission on its part with respect to any of its duties thereunder. The advisory agreement permits the Manager to act as investment adviser for any other person, firm or corporation and to use the name "Oppenheimer" in connection with one or more companies for which it may act as investment adviser or general distributor. If the Manager shall no longer act as investment adviser to the Fund, the right of the Fund to use the name "Oppenheimer" as part of its name may be withdrawn.

       The Distributor. Under the General Distributor's Agreement with the Fund, the Distributor acts as the Fund's principal underwriter in the continuous public offering of the Fund's Class A, Class B and Class C shares but is not obligated to sell a specific number of shares. Expenses normally attributable to sales (other than those paid under Class A, Class B and Class C Distribution and Service Plans, including advertising and the cost of printing and mailing prospectuses) other than those furnished to existing shareholders), are borne by the Distributor. During the Fund's fiscal years ended September 30, 1994, 1995, and 1996, the aggregate amount of sales charges on sales of the Fund's Class A shares was $1,033,737, $398,139 and $547,341, respectively, of which the Distributor retained in the aggregate amounts of $262,284, $114,956 and $159,815, in those respective years. During the Fund's fiscal year ended September 30, 1996, the contingent deferred sales charges collected on the Fund's Class B and Class C shares totaled $8,208 and $1,057, respectively, all of which the Distributor retained. For additional information about distribution of the Fund's shares and expenses connected with such activities, please refer to "Distribution and Service Plans," below.

       The Transfer Agent. The Fund's Transfer Agent is OppenheimerFunds Services, a division of the Manager, which acts as the shareholder servicing agent for the Fund on an "at-cost" basis. It also acts as the shareholder servicing agent for the other Oppenheimer funds.

Brokerage Policies of the Fund

Brokerage Provisions of the Investment Advisory Agreements. One of the duties of the Manager under the advisory agreement is to arrange the portfolio transactions for the Fund. The advisory agreement contains provisions relating to the employment of broker-dealers ("brokers") to effect the Fund's portfolio transactions. In doing so, the Manager is authorized by the advisory agreement to employ broker-dealers, including "affiliated" brokers, as that term is defined in the Investment Company Act, as may, in its best judgment based on all relevant factors, implement the policy of the Fund to obtain, at reasonable expense, the "best execution" (prompt and reliable execution at the most favorable price obtainable) of such transactions. The Manager need not seek competitive commission bidding or base its selection on "posted" rates, but is expected to beware of the current sales rates of eligible brokers to minimize the commissions paid to the extent consistent with the provisions of the advisory agreement and the interests and policies of the Fund as established by its Board of Trustees. Purchases of securities from underwriters include a commission of concession paid by the issuer to the underwriter and purchases from dealers include a spread between the bid and asked price.

     Under the advisory agreement, the Manager is authorized to select brokers that provide brokerage and/or research services for the Fund and/or the other accounts over which the Manager or its affiliates have investment discretion. The commissions paid to such brokers may be higher than another qualified broker would have charged if a good faith determination is made by the Manager and the commission is fair and reasonable in relation to the services provided. Subject to the foregoing considerations, the Manager may also consider sales of shares of the Fund and other investment companies managed by the Manager or its affiliates as a factor in the selection of brokers for the Fund's portfolio transactions.

Description of Brokerage Practices Followed by the Manager. Subject to the provisions of the advisory agreement, the procedures and rules described above, allocations of brokerage are generally made by the Manager's portfolio traders based upon new recommendations from the Manager's portfolio managers. In certain instances, portfolio managers may directly place trades and allocate brokerage, also subject to the provisions of the advisory agreement and the procedures and rules described above. In either case, brokerage is allocated under the supervision of the Manager's executive officers and the Manager. Transactions in securities other than those for which an exchange is the primary market are generally done with principals or market makers. Brokerage commissions are paid primarily for effecting transactions in listed securities or for certain fixed-income agency transactions in the secondary market and are otherwise paid only if it appears likely that a better price or execution can be obtained. When the Fund engages in an option transaction, ordinarily the same broker will be used for the purchase or sale of the option and any transaction in the securities to which the option relates. When possible, concurrent orders to purchase or sell the same security by more than one of the accounts managed by the Manager or its affiliates are combined. The transactions effected pursuant to such combined orders are averaged as to price and allocated in accordance with the purchase or sale orders actually placed for each account.

     The research services provided by a particular broker may be useful only to one or more of the advisory accounts of the Manager and its affiliates, and investment research received for the commissions of those other accounts may be useful both to the Fund and one or more of such other accounts. Such research, which may be supplied by a third party at the instance of a broker, includes information and analyses on particular companies and industries as well as market or economic trends and portfolio strategy, receipt of market quotations for portfolio evaluations, information systems, computer hardware and similar products and services. If a research service also assists the Manager in a non-research capacity (such as bookkeeping or other administrative functions), then only the percentage or component that provides assistance to the Manager in the investment decision-making process may be paid in commission dollars. The Board of Trustees has permitted the Manager to use concessions on fixed-price offerings to obtain research, in the same manner as is permitted for agency transactions. The Board has also permitted the Manager to use stated commissions on secondary fixed-income agency trades to obtain research where the broker has represented to Manager that: (i) the trade is not from or for the broker's own inventory, (ii) the trade was not executed by the broker on an agency basis at the stated commission, and (iii) the trade is not a riskless principal transaction.

     The research services provided by brokers broaden the scope and supplement the research activities of the Manager, by making available additional views for consideration and comparisons, and enabling the Manager to obtain market information for the valuation of securities held in the Fund's portfolio or being considered for purchase. The Board of Trustees, including the "independent" Trustees of the Fund (those Trustees of the Fund who are not "interested persons" as defined in the Investment Company Act, and who have no direct or indirect financial interest in the operation of the advisory agreement or the Distribution Plans described below) annually reviews information furnished by the Manager as to the commissions paid to brokers furnishing such services so that the Board may ascertain whether the amount of such commissions was reasonably related to the value or benefit of such services.

     During the Fund's fiscal years ended September 30, 1994, 1995 and 1996, total brokerage commissions paid by the Fund (not including spreads or concessions on principal transactions on a net trade basis) were $858,996, $1,698,126 and $987,876, respectively. During the fiscal year ended September 30, 1996, $853,423 was paid to brokers as commissions in return for research services; the aggregate dollar amount of those transactions was $185,064,419. The transactions giving rise to those commissions were allocated in accordance with the Manager's internal allocation procedures.

Performance of the Fund

Total Return Information. As described in the Prospectus, from time to time the "average annual total return," "cumulative total return," "average annual total return at net asset value" and "total return at net asset value" of an investment in each class of Fund shares may be advertised. An explanation of how total returns are calculated for each class and the components of those calculations is set forth below.

     The Fund's advertisement of its performance data must, under applicable SEC rules, include the average annual total returns for each advertised class of shares of the Fund for the 1, 5, and 10-year periods (or the life of the class, if less) ending as of the most recently-ended calendar quarter prior to the publication of the advertisement. This enables an investor to compare the Fund's performance to the performance of other funds for the same periods. However, a number of factors should be considered before using such information as a basis for comparison with other investments. An investment in the Fund is not insured; its returns and share prices are not guaranteed and normally will fluctuate on a daily basis. When redeemed, an investor's shares may be worth more or less than their original cost. Returns for any given past period are not a prediction or representation by the Fund of future returns on its shares. The returns of each class of shares of the Fund are affected by portfolio quality, portfolio maturity, the type of investments the Fund holds and its operating expenses allocated to the particular class.

       Average Annual Total Returns. The Fund's "average annual total return" of each class is an average annual compounded rate of return for each year in a specified number of years. It is the rate of return based on the change in value of a hypothetical initial investment of $1,000 ("P" in the formula below) held for a number of years ("n") to achieve an Ending Redeemable Value ("ERV"), according to the following formula:


               1/n
          (ERV)
          (---)   -1 = Average Annual Total Return
          ( P )


       Cumulative Total Returns. The cumulative "total return" calculation measures the change in value of a hypothetical investment of $1,000 over an entire period of years. Its calculation uses some of the same factors as average annual total return, but it does not average the rate of return on an annual basis. Cumulative total return is determined as follows:

          ERV - P
          ------- = Total Return
             P

     In calculating total returns for Class A shares, the current maximum sales charge of 5.75% (as a percentage of the offering price) is deducted from the initial investment ("P") (unless the return is shown at net asset value, as described below). For Class B shares, the payment of the applicable contingent deferred sales charge (of 5.0% for the first year, 4.0% for the second year, 3.0% for the third and fourth years, 2.0% for the fifth year, 1.0% in the sixth year and none thereafter) is applied as described in the Prospectus. For Class C shares, the payment of the 1% contingent deferred sales charge is applied to the investment result for the one-year period (or less). Total returns also assume that all dividends and capital gains distributions during the period are reinvested to buy additional shares at net asset value per share, and that the investment is redeemed at the end of the period. The "average annual total returns" on an investment in Class A shares of the Fund for the one and five year periods ended September 30, 1996 and for the period December 30, 1987 (commencement of operations) to September 30, 1996 were 9.57%, (5.68%) and 8.45%, respectively. The cumulative "total return" on Class A shares for the period December 30, 1987 (commencement of operations) to September 30, 1996 was 103.43%. The cumulative total returns on Class B and Class C shares of the Fund since inception of the classes on November 1, 1995, through the fiscal year ended Spetember 30, 1996, were 14.22% and 18.28%, respectively.

       Total Returns at Net Asset Value. From time to time the Fund may also quote an average annual total return at net asset value or a cumulative "total return at net asset value" for Class A, Class B or Class C shares. Each is based on the difference in net asset value per share at the beginning and the end of the period for a hypothetical investment in that class of shares (without considering front-end or contingent deferred sales charges) and takes into consideration the reinvestment of dividends and capital gains distributions. The average annual total return at net asset value for the Fund's Class A shares for the one year period ended September 30, 1996 was 16.25%. The cumulative total return at net asset value for the period December 30, 1987 (commencement of operations) to September 30, 1996 was 115.84%. The cumulative total returns at net asset value on Class B and Class C shares of the Fund since inception of the classes on 11/1/95, through the fiscal year ended September 30, 1996, were 19.22% and 19.28%, respectively.

     Total return information may be useful to investors in reviewing the performance of the Fund's Class A or Class B shares. However, when comparing total return of an investment in Class A or Class B shares of the Fund, a number of factors should be considered before using such information as a basis for comparison with other investments.

Other Performance Comparisons. From time to time the Fund may publish the ranking of its Class A, Class B Class C shares by Lipper Analytical Services, Inc. ("Lipper"), a widely-recognized independent mutual fund monitoring service. Lipper monitors the performance of regulated investment companies, including the Fund, and ranks their performance for various periods based on categories relating to investment objectives. The performance of the Fund's classes is ranked against (i) all other funds, excluding money market funds, and (ii) all other emerging growth funds. The Lipper performance rankings are based on total return that include the reinvestment of capital gain distributions and income dividends but does not take sales charges or taxes into consideration. From time to time the Fund may include in advertisement and sales literature performance information about the Fund cited in other newspapers and periodicals such as the New York Times, which may include performance quotations from other sources including Lipper and Morningstar.

     From time to time the Fund may publish the ranking of the performance of its Class A, Class B or Class C shares by Morningstar, Inc., an independent mutual fund monitoring service that ranks mutual funds, including the Fund, monthly in broad investment categories (domestic stock, international stock, taxable bond, municipal bond and hybrid) based upon risk-adjusted investment return. Investment return measures a fund's or Class' three, five and ten-year average annual total returns (when available) in excess of 90-day U.S. Treasury bill returns after considering sales charges and expenses. Risk measures fund performance below 90-day U.S. Treasury bill monthly returns. Risk and return are combined to produce star rankings reflecting performance relative to the average fund in a given fund's category. Five stars is the "highest" ranking (top 10%), four stars is "above average" (next 22.5%), three stars is "average" (next 35%), two stars is "below average" (next 22.5%) and one star is "lowest" (bottom 10%). The current ranking is a weighted average of 3, 5 and 10 year rankings (if available). Morningstar ranks the Class A, Class B and Class C shares of the Fund in relation to other equity funds. Rankings are subject to change.

     The total return on an investment in the Fund's Class A, Class B or Class C shares may be compared with performance for the same period of the Morgan Stanley World Index, an unmanaged index of issuers on the stock exchanges of 20 foreign countries and the United States and widely recognized as a measure of global stock market performance. The performance of such Index includes a factor for the reinvestment of dividends but does not reflect expenses or taxes. The performance of the Fund's Class A, Class B or Class C shares may also be compared in publications to (i) the performance of various market indices or to other investments for which reliable performance data is available, and (ii) to averages, performance rankings or other benchmarks prepared by recognized mutual fund statistical services.

     From time to time, the Fund's Manager may publish rankings or ratings of the Manager (or the Transfer Agent), by independent third-parties, on the investor services provided by them to shareholders of the Oppenheimer funds, other than the performance rankings of the Oppenheimer funds themselves. These ratings or rankings of shareholder/investor services may compare the Oppenheimer funds' services to those of other mutual fund families selected by the rating or ranking services, and may be based upon the opinions of the rating or ranking service itself, using its own research or judgment, or based upon surveys of investors, brokers, shareholders or others. in relation to other equity funds.

Distribution and Service Plans

     The Fund has adopted a Service Plan for Class A shares, and Distribution and Service Plans for Class B and Class C shares under Rule 12b-1 of the Investment Company Act pursuant to which the Fund makes payments to the Distributor in connection with the distribution and/or servicing of the shares of that class, as described in the Prospectus. Each Plan has been approved by a vote of (i) the Board of Trustees of the Fund, including a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on that Plan, and (ii) the holders of a "majority" (as defined in the Investment Company Act) of the Fund's shares of each class. For the Class B and Class C Distribution and Service Plans, that vote was cast by the Manager as the sole initial shareholder of Class B and Class C shares of the Fund.

     In addition, under the Plans the Manager and the Distributor, in their sole discretion, from time to time may use their own resources (which, in the case of the Manager, may include profits from the advisory fee it receives from the Fund) to make payments to brokers, dealers or other financial institutions (each is referred to as a "Recipient" under the Plans) for distribution and administrative services they perform. The Distributor and the Manager may, in their sole discretion, increase or decrease the amount of payments they make from their own resources to Recipients.

     Unless terminated as described below, each Plan continues in effect from year to year but only as long as such continuance is specifically approved at least annually by the Fund's Board of Trustees and its Independent Trustees by a vote cast in person at a meeting called for the purpose of voting on such continuance. Any Plan may be terminated at any time by the vote of a majority of the Independent Trustees or by the vote of the holders of a "majority" (as defined in the Investment Company Act) of the outstanding shares of that class. Neither Plan may not be amended to increase materially the amount of payments to be made unless such amendment is approved by shareholders of the class affected by the amendment. In addition, because Class B shares automatically convert into Class A shares after six years, the Fund is required to obtain the approval of Class B as well as Class A shareholders for a proposed material amendment to the Class A Plan that would materially increase payments under the Plan. Such approval must be by a "majority" of the Class A and Class B shares (as defined in the Investment Company Act, voting separately by class. All material amendments must be approved by the Independent Trustees.

     While the Plans are in effect, the Treasurer of the Fund shall provide separate written reports to the Fund's Board of Trustees at least quarterly on the amount of all payments made pursuant to each Plan, the purpose for which each payment was made and the identity of each Recipient that received
any such payment.   Those reports, including the allocations on which they
are based, will be subject to the review and approval of the Independent Trustees in the exercise of their fiduciary duty. Each Plan further provides that while it is in effect, the selection and nomination of those Trustees of the Fund who are not "interested persons" of the Fund is committed to the discretion of the Independent Trustees. This does not prevent the involvement of others in such selection and nomination if the final decision on any such selection or nomination is approved by a majority of such Independent Trustees.

     Under the Plans, no payment will be made to any Recipient in any quarter if the aggregate net asset value of all Fund shares held by the Recipient for itself and its customers, did not exceed a minimum amount, if any, that may be determined from time to time by a majority of the Fund's Independent Trustees. Initially, the Board of Trustees has set the maximum rate allowed under the Plans and set no minimum amount. For the fiscal year ended September 30, 1996, payments under the Class A Plan totalled $340,899, all of which was paid by the Distributor to Recipients, including $17,351 paid to MML Investor Services, Inc., an affiliate of the Distributor.

     Any unreimbursed expenses incurred by the Distributor with respect to Class A shares for any fiscal year may not be recovered in subsequent fiscal years. Payments received by the Distributor under the Plan for Class A shares will not be used to pay any interest expense, carrying charges, or other financial costs, or allocation of overhead by the Distributor.

     The Class B and Class C Plans allow the service fee payments to be paid by the Distributor to Recipients in advance for the first year Class B and Class C shares are outstanding, and thereafter on a quarterly basis, as described in the Prospectus. The services rendered by Recipients in connection with personal services and the maintenance of shareholder accounts may include but shall not be limited to, the following: answering routine inquiries from the Recipient's customers concerning the Fund, assisting in the establishment and maintenance of accounts or sub-accounts in the Fund and processing share redemption transactions, making the Fund's investment plans and dividend payment options available, and providing such other information and services in connection with the rendering of personal services and/or the maintenance of accounts, as the Distributor or the Fund may reasonably request. The advance payment is based on the net asset value of the Class B and Class C shares sold. An exchange of shares does not entitle the Recipient to an advance service fee payment. In the event Class B or Class
C shares are redeemed during the first year that the shares are outstanding, the Recipient will be obligated to repay a pro rata portion of the advance payment for those shares to the Distributor. Payments made under the Class
B Plan during the fiscal year ended September 30, 1996, totaled $42,516, of which $38,764 was retained by the Distributor. Payments made under the Class C Plan during the fiscal year ended September 30, 1996, totaled $14,558, of which $12,877 was retained by the Distributor.

     Although the Class B and Class C Plans permit the Distributor to retain both the asset-based sales charge and the service fee on Class B shares, or to pay Recipients the service fee on a quarterly basis without payment in advance, the Distributor intends to pay the service fee to Recipients in the manner described above. A minimum holding period may be established from time to time under the Class B or Class C Plan by the Board. Initially, the Board has set no minimum holding period. All payments under the Class B and Class C Plans are subject to the limitations imposed by the Conduct Rules of the National Association of Securities Dealers, Inc. on payments of asset-based sales charges and service fees. The Distributor anticipates that it will take a number of years for it to recoup (from the Fund's payments to the Distributor under the Class B Plan and recoveries of the contingent deferred sales charge collected on redeemed Class B shares) the Class B sales commissions paid to authorized brokers or dealers.

     Asset-based sales charge payments are designed to permit an investor to purchase shares of the Fund without paying a front-end sales load and at the same time permit the Distributor to compensate Recipients in connection with the sale of Class B and Class C shares of the Fund. The Distributor retains
the asset-based sales charge on Class B shares.   As to Class C shares, the
Distributor retains the asset-based sales charge during the first year shares are outstanding, and pays the asset-based sales charge as an ongoing commission to the dealer on Class C shares outstanding for a year or more. Under the Class B and Class C Plans, the asset-based sales charge is paid to compensate the Distributor for its services, described below, to the Fund.

     Under the Class B and Class C Plans, the distribution assistance and administrative support services rendered by the Distributor in connection with the distribution of Class B and Class C shares may include: (i) paying service fees and sales commissions to any broker, dealer, bank or other person or entity that sells and services the Fund's Class B or Class C shares, (ii) paying compensation to and expenses of personnel of the Distributor who support distribution of Class B or Class C shares by Recipients, (iii) obtaining financing or providing such financing from its own resources, or from an affiliate, for interest and other borrowing costs of the Distributor's unreimbursed expenses incurred in rendering distribution assistance for Class B or Class C shares, and (iv) paying certain other distribution expenses.

ABOUT YOUR ACCOUNT

How To Buy Shares

Alternative Sales Arrangements - Class A, Class B and Class C Shares. The availability of three classes of shares permits the individual investor to choose the method of purchasing shares that is more beneficial to the investor depending on the amount of the purchase, the length of time the investor expects to hold shares and other relevant circumstances. Investors should understand that the purpose and function of the deferred sales charge and asset-based sales charge with respect to Class B and Class C shares are the same as those of the initial sales charge with respect to Class A shares. Any salesperson or other person entitled to receive compensation for selling Fund shares may receive different compensation with respect to one class of shares than the other. The Distributor normally will not accept any order for $500,000 or $1 million or more of Class B or Class C shares, respectively, on behalf of a single investor (not including dealer "street name" or omnibus accounts) because generally it will be more advantageous for that investor to purchase Class A shares of the Fund instead.

     The three classes of shares each represent an interest in the same portfolio investments of the Fund. However, each class has different shareholder privileges and features. The net income attributable to Class B and Class C shares and the dividends payable on such shares will be reduced by incremental expenses borne solely by those classes, including the asset-based sales charge to which both classes of shares are subject.

     The conversion of Class B shares to Class A shares after six years is subject to the continuing availability of a private letter ruling from the Internal Revenue Service, or an opinion of counsel or tax advisor, to the effect that the conversion of Class B shares does not constitute a taxable event for the holder under Federal income tax law. If such a revenue ruling or opinion is no longer available, the automatic conversion feature may be suspended, in which event no further conversions of Class B shares would occur while such suspension remained in effect. Although Class B shares could then be exchanged for Class A shares on the basis of relative net asset value of the two classes, without the imposition of a sales charge or fee, such exchange could constitute a taxable event for the holder, and absent such exchange, Class B shares might continue to be subject to the asset-based sales charge for longer than six years.

     The methodology for calculating the net asset value, dividends and distributions of the Fund's Class A, Class B and Class C shares recognizes two types of expenses. General expenses that do not pertain specifically to a class are allocated pro rata to the shares of each class, based on the percentage of the net assets of such class to the Fund's total assets, and then equally to each outstanding share within a given class. Such general expenses include (i) management fees, (ii) legal, bookkeeping and audit fees,
(iii) printing and mailing costs of shareholder reports, Prospectuses, Statements of Additional Information and other materials for current shareholders, (iv) fees to unaffiliated Trustees, (v) custodian expenses,
(vi) share issuance costs, (vii) organization and start-up costs, (viii) interest, taxes and brokerage commissions, and (ix) non-recurring expenses, such as litigation costs. Other expenses that are directly attributable to a class are allocated equally to each outstanding share within that class. Such expenses include (a) Distribution and Service Plan fees, (b) incremental transfer and shareholder servicing agent fees and expenses, (c) registration fees and (d) shareholder meeting expenses, to the extent that such expenses pertain to a specific class rather than to the Fund as a whole.

Determination of Net Asset Value Per Share. The net asset values per share of Class A, Class B and Class C shares of the Fund are determined as of the close of business of The New York Stock Exchange (the "Exchange") on each day the Exchange is open, by dividing the value of the Fund's net assets attributable to a class by the total number of shares of that class that are outstanding. The Exchange normally closes at 4:00 P.M., New York time, but may close earlier on some days (for example, in case of weather emergencies or on days falling before a holiday). The Exchange's most recent annual holiday schedule states that it will close on New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. It may also close on other days. Trading in (debt) securities and foreign securities at times when the New York Stock Exchange is closed, including weekends and holidays, or after the close of the Exchange on a regular business day. The Fund may invest a substantial portion of its assets in foreign securities primarily listed on foreign exchanges or foreign over-the-counter markets that may trade on Saturdays or customary U.S. business holidays on which the Exchange is closed. Because the Fund's net asset values will not be calculated on those days, the Fund's net asset values per share may be significantly affected on such days when shareholders cannot purchase or redeem shares.

     The Fund's Board of Trustees has established procedures for the valuation of the Fund's securities, generally as follows: (i) equity securities traded on a U.S. securities exchange or on NASDAQ for which last sale information is regularly reported are valued at the last reported sale price on their primary exchange or NASDAQ that day (or, in the absence of sales that day, at values based on the last sale prices of the preceding trading day or closing "bid" prices that day); (ii) securities traded on a foreign securities exchange are valued generally at the last sales price available to the pricing service approved by the Fund's Board of Trustees or to the Manager as reported by the principal exchange on which the security is traded at its last trading session on or immediately preceding the valuation date, or at the mean between "bid" and "ask" prices obtained from the principal exchange or two active market makers in the security on the basis of reasonable inquiry; (iii) long-term debt securities having a remaining maturity in excess of 60 days are valued based on the mean between the "bid" and "ask" prices determined by a portfolio pricing service approved by the Fund's Board of Trustees or obtained by the Manager from two active market makers in the security on the basis of reasonable inquiry; (iv) debt instruments having a maturity of more than 397 days when issued, and non-money market type instruments having a maturity of 397 days or less when issued, which have a remaining maturity of 60 days or less are valued at the mean between the "bid" and "ask" prices determined by a pricing service approved by the Fund's Board of Trustees or obtained by the Manager from two active market makers in the security on the basis of reasonable inquiry; (v) money market debt securities that had a maturity of less than 397 days when issued that have a remaining maturity of 60 days or less are valued at cost, adjusted for amortization of premiums and accretion of discounts; and (vi) securities (including restricted securities) not having readily-available market quotations are valued at fair value determined under the Board's procedures. If the Manager is unable to locate two market makers willing to give quotes (see (ii), (iii) and (iv) above), the security may be priced at the mean between the "bid" and "ask" prices provided by a single active market maker (which in certain cases may be the "bid" price if no "ask" price is available).

     In the case of U.S. Government Securities and mortgage-backed securities, where last sale information is not generally available, such pricing procedures may include "matrix" comparisons to the prices for comparable instruments on the basis of quality, yield, maturity and other special factors involved. The Manager may use pricing services approved by the Board of Trustees to price U.S. Government Securities for which last sale information is not generally available. The Manager will monitor the accuracy of such pricing services, which may include comparing prices used for portfolio evaluation to actual sales prices of selected securities.

     Trading in securities on European and Asian exchanges and over-the-counter markets is normally completed before the close of the New York Stock Exchange. Events affecting the values of foreign securities traded in securities markets that occur between the time their prices are determined and the close of the New York Stock Exchange will not be reflected in the Fund's calculation of net asset value unless the Board of Trustees or the Manager, under procedures established by the Board of Trustees, determines that the particular event is likely to effect a material change in the value
of such security.   Foreign currency, including forward contracts, will be
valued at the closing price in the London foreign exchange market that day as provided by a reliable bank, dealer or pricing service. The values of securities denominated in foreign currency will be converted to U.S. dollars at the closing price in the London foreign exchange market that day as provided by a reliable bank, dealer or pricing service.

     Puts, calls and Futures are valued at the last sales price on the principal exchange on which they are traded or on NASDAQ, as applicable, as determined by a pricing service approved by the Board of Trustees or by the Manager. If there were no sales that day, value shall be the last sale price on the preceding trading day if it is within the spread of the closing "bid" and "ask" prices on the principal exchange or on NASDAQ on the valuation date, or, if not, value shall be the closing "bid" price on the principal exchange or on NASDAQ on the valuation date. If the put, call or future is not traded on an exchange or on NASDAQ, it shall be valued at the mean between "bid" and "ask" prices obtained by the Manager from two active market makers (which in certain cases may be the "bid" price if no "ask" price is available).

AccountLink. When shares are purchased through AccountLink, each purchase must be at least $25.00. Shares will be purchased on the regular business day the Distributor is instructed to initiate the Automated Clearing House ("ACH") transfer to buy shares. Dividends will begin to accrue on shares purchased by the proceeds of ACH transfers on the business day the Fund receives Federal Funds for the purchase through the ACH system before the close of the Exchange. The Exchange normally closes at 4:00 P.M. but may close earlier on certain days. If the Federal Funds are received on a business day after the close of the Exchange, the shares will be purchased and dividends will begin to accrue on the next regular business day. The proceeds of ACH transfers are normally received by the Fund 3 days after the transfers are initiated. The Distributor and the Fund are not responsible for any delays in purchasing shares resulting from delays in ACH transmissions.

Reduced Sales Charges. As discussed in the Prospectus, a reduced sales charge rate may be obtained for Class A shares under Right of Accumulation and Letters of Intent because of the economies of sales efforts and reduction of expenses realized by the Distributor, dealers and brokers making such sales. No sales charge is imposed in certain circumstances described in the Prospectus because the Distributor or dealer or broker incurs little or no selling expenses. The term "immediate family" refers to one's spouse, children, grandchildren, grandparents, parents, parents-in-law, aunts, uncles, nieces and nephews, siblings, a sibling's spouse and a spouse's siblings.


       The Oppenheimer Funds. The Oppenheimer funds are those mutual funds for which the Distributor acts as the distributor or the sub-distributor and include the following:

Oppenheimer Municipal Bond Fund
Oppenheimer New York Municipal Fund
Oppenheimer California Municipal Fund
Oppenheimer Intermediate Municipal Fund
Oppenheimer Insured Municipal Fund
Oppenheimer Main Street California Municipal Fund
Oppenheimer Florida Municipal Fund
Oppenheimer Pennsylvania Municipal Fund
Oppenheimer New Jersey Municipal Fund
Oppenheimer Fund
Oppenheimer Developing Markets Fund
Oppenheimer International Growth Fund
Oppenheimer Discovery Fund
Oppenheimer Capital Appreciation Fund
Oppenheimer Growth Fund
Oppenheimer Equity Income Fund
Oppenheimer Value Stock Fund
Oppenheimer Asset Allocation Fund
Oppenheimer Total Return Fund, Inc.
Oppenheimer Main Street Income & Growth      Fund
Oppenheimer Champion Income Fund
Oppenheimer Bond Fund
Oppenheimer U.S. Government Trust
Oppenheimer Limited-Term Government Fund
Oppenheimer Global Emerging Growth Fund
Oppenheimer Global Fund
Oppenheimer Global Growth & Income Fund
Oppenheimer Gold & Special Minerals Fund
Oppenheimer Strategic Income Fund
Oppenheimer Strategic Income & Growth Fund
Oppenheimer International Bond Fund
Oppenheimer Enterprise Fund
Oppenheimer Quest Growth & Income Value Fund
Oppenheimer Quest Officers Value Fund
Oppenheimer Quest Value Opportunity Value Fund
Oppenheimer Quest Small Cap Value Fund
Oppenheimer Quest Global Value Fund, Inc.
Rochester Fund Municipals*
Rochester Fund Series - The Bond Fund For Growth
Rochester Portfolio Series - Limited-Term New York Municipal Fund* Oppenheimer International Growth Fund
Oppenheimer Disciplined Value Fund
Oppenheimer Disciplined Allocation Fund
Oppenheimer Lifespan Balanced Fund
Oppenheimer LifeSpan Income Fund
Oppenheimer LifeSpan Growth Fund


and the following "Money Market Funds":

Oppenheimer Money Market Fund, Inc.
Oppenheimer Cash Reserves
Centennial Money Market Trust
Centennial Tax Exempt Trust
Centennial Government Trust
Centennial New York Tax Exempt Trust
Centennial California Tax Exempt Trust
Centennial America Fund, L.P.
Daily Cash Accumulation Fund, Inc.

_______________________
*Shares of the Fund are not presently exchangeable for shares of these funds.

     There is an initial sales charge on the purchase of Class A shares of each of the Oppenheimer funds except Money Market Funds (under certain circumstances described herein, redemption proceeds of Money Market Fund shares may be subject to a contingent deferred sales charge).

       Letters of Intent. A Letter of Intent (referred to as a "Letter") is an investor's statement in writing to the Distributor of the intention to purchase Class A shares or Class A and Class B shares of the Fund and of other Oppenheimer funds during a 13-month period from the investor's first purchase pursuant to the Letter (the "Letter of Intent period"), which may, at the investor's request, include purchases made up to 90 days prior to the date of the Letter. The Letter states the investor's intention to make the aggregate amount of purchases of shares which, when added to the investor's holdings of shares of those funds, will equal or exceed the amount specified in the Letter. Purchases made by reinvestment of dividends or distributions of capital gains and purchases made at net asset value without sales charge do not count toward satisfying the amount of the Letter. A Letter enables an investor to count the Class A and Class B shares purchased under the Letter to obtain the reduced sales charge rate on purchases of Class A shares of the Fund (and other Oppenheimer funds) that applies under the Right of Accumulation to current purchases of Class A shares. Each purchase of Class A shares under the Letter will be made at the public offering price (including the sales charge) that applies to a single lump-sum purchase of shares in the amount intended to be purchased under the Letter. Each purchase under the Letter will be made at the public offering price applicable to a single lump-sum purchase of shares in the intended purchase amount, as described in the Prospectus.

     In submitting a Letter, the investor makes no commitment to purchase shares, but if the investor's purchases of shares within the Letter of Intent period, when added to the value (at offering price) of the investor's holdings of shares on the last day of that period, do not equal or exceed the intended purchase amount, the investor agrees to pay the additional amount of sales charge applicable to such purchases, as set forth in "Terms of Escrow," below (as those terms may be amended from time to time). The investor agrees that shares equal in value to 5% of the intended purchase amount will be held in escrow by the Transfer Agent subject to the Terms of Escrow. Also, the investor agrees to be bound by the terms of the Prospectus, this Statement of Additional Information and the Application used for such Letter of Intent, and if such terms are amended, as they may be from time to time by the Fund, that those amendments will apply automatically to existing Letters of Intent.

     For purchases of shares of the Fund and other Oppenheimer funds by OppenheimerFunds prototype 401(k) plans under a Letter of Intent, the Transfer Agent will not hold shares in escrow. If the intended purchase amount under the Letter entered into by an OppenheimerFunds prototype 401(k) plan is not purchased by the plan by the end of the Letter of Intent period, there will be no adjustment of commissions paid to the broker-dealer or financial institution of record for accounts held in the name of that plan.

     If the total eligible purchases made during the Letter of Intent period do not equal or exceed the intended purchase amount, the commissions previously paid to the dealer of record for the account and the amount of sales charge retained by the Distributor will be adjusted to the rates applicable to actual total purchases. If total eligible purchases during the Letter of Intent period exceed the intended purchase amount and exceed the amount needed to qualify for the next sales charge rate reduction set forth in the applicable prospectus, the sales charges paid will be adjusted to the lower rate, but only if and when the dealer returns to the Distributor the excess of the amount of commissions allowed or paid to the dealer over the amount of commissions that apply to the actual amount of purchases. The excess commissions returned to the Distributor will be used to purchase additional shares for the investor's account at the net asset value per share in effect on the date of such purchase, promptly after the Distributor's receipt thereof.

     In determining the total amount of purchases made under a Letter, shares redeemed by the investor prior to the termination of the Letter of Intent period will be deducted. It is the responsibility of the dealer of record and/or the investor to advise the Distributor about the Letter in placing any purchase orders for the investor during the Letter of Intent period. All of such purchases must be made through the Distributor.

       Terms of Escrow that Apply to Letters of Intent.

     1. Out of the initial purchase (or subsequent purchases if necessary) made pursuant to a Letter, shares of the Fund equal in value to 5% of the intended purchase amount specified in the Letter shall be held in escrow by the Transfer Agent. For example, if the intended purchase amount specified under the Letter is $50,000, the escrow shall be shares valued in the amount of $2,500 (computed at the public offering price adjusted for a $50,000 purchase). Any dividends and capital gains distributions on the escrowed shares will be credited to the investor's account.

     2. If the total minimum investment specified under the Letter is completed within the thirteen-month Letter of Intent period, the escrowed shares will be promptly released to the investor.

     3. If, at the end of the thirteen-month Letter of Intent period the total purchases pursuant to the Letter are less than the intended purchase amount specified in the Letter, the investor must remit to the Distributor an amount equal to the difference between the dollar amount of sales charges actually paid and the amount of sales charges which would have been paid if the total amount purchased had been made at a single time. Such sales charge adjustment will apply to any shares redeemed prior to the completion of the Letter. If such difference in sales charges is not paid within twenty days after a request from the Distributor or the dealer, the Distributor will, within sixty days of the expiration of the Letter, redeem the number of escrowed shares necessary to realize such difference in sales charges. Full and fractional shares remaining after such redemption will be released from escrow. If a request is received to redeem escrowed shares prior to the payment of such additional sales charge, the sales charge will be withheld from the redemption proceeds.

     4. By signing the Letter, the investor irrevocably constitutes and appoints the Transfer Agent as attorney-in-fact to surrender for redemption any or all escrowed shares.

     5. The shares eligible for purchase under the Letter (or the holding of which may be counted toward completion of a Letter) include (a) Class A shares sold with a front-end sales charge or subject to a Class A contingent deferred sales charge, (b) Class B shares acquired subject to a contingent deferred sales charge, and (c) Class A or Class B shares acquired by reinvestment of dividends and distributions or acquired in exchange for either (i) Class A shares of one of the other Oppenheimer funds that were acquired subject to a Class A initial or contingent deferred sales charge or
(ii) Class B shares of one of the other Oppenheimer funds that were acquired subject to a contingent deferred sales charge.

     6. Shares held in escrow hereunder will automatically be exchanged for shares of another fund to which an exchange is requested, as described in the section of the Prospectus entitled "How to Exchange Shares," and the escrow will be transferred to that other fund.

Asset Builder Plans. To establish an Asset Builder Plan from a bank account, a check (minimum $25) for the initial purchase must accompany the application. Shares purchased by Asset Builder Plan payments from bank accounts are subject to the redemption restrictions for recent purchases described in "How To Sell Shares," in the Prospectus. Asset Builder Plans also enable shareholders of Oppenheimer Cash Reserves to use those accounts for monthly automatic purchases of shares of up to four other Oppenheimer funds.

     There is a front-end sales charge on the purchase of certain Oppenheimer funds, or a contingent deferred sales charge may apply to shares purchased by Asset Builder payments. An application should be obtained from the Distributor, completed and returned, and a prospectus of the selected fund(s) should be obtained from the Distributor or your financial advisor before initiating Asset Builder payments. The amount of the Asset Builder investment may be changed or the automatic investments may be terminated at any time by writing to the Transfer Agent. A reasonable period (approximately 15 days) is required after the Transfer Agent's receipt of such instructions to implement them. The Fund reserves the right to amend, suspend, or discontinue offering such plans at any time without prior notice.

Cancellation of Purchase Orders. Cancellation of purchase orders for the Fund's shares (for example, when a purchase check is returned to the Fund unpaid) causes a loss to be incurred when the net asset value of the Fund's shares on the cancellation date is less than on the purchase date. That loss is equal to the amount of the decline in the net asset value per share multiplied by the number of shares in the purchase order. The investor is responsible for that loss. If the investor fails to compensate the Fund for the loss, the Distributor will do so. The Fund may reimburse the Distributor for that amount by redeeming shares from any account registered in that investor's name, or the Fund or the Distributor may seek other redress.

Retirement Plans. In describing certain types of employee benefit plans that may purchase Class A shares without being subject to the Class A contingent deferred sales charge, the term "employee benefit plan" means any plan or arrangement, whether or not "qualified" under the Internal Revenue Code, including, medical savings accounts, payroll deduction plans or similar plans in which Class A shares are purchased by a fiduciary or other person for the account of participants who are employees of a single employer or of affiliated employers, if the Fund account is registered in the name of the fiduciary or other person for the benefit of participants in the plan.

     The term "group retirement plan" means any qualified or non-qualified retirement plan (including 457 plans, SEPs, SARSEPs, 403(b) plans, and SIMPLE plans) for employees of a corporation or a sole proprietorship, members and employees of a partnership or association or other organized group of persons (the members of which may include other groups), if the group has made special arrangements with the Distributor and all members of the group participating in the plan purchase Class A shares of the Fund through a single investment dealer, broker or other financial institution designated by the group.

How to Sell Shares

     Information on how to sell shares of the Fund is stated in the Prospectus. The information below supplements the terms and conditions for redemptions set forth in the Prospectus.

       Payments "In Kind". The Prospectus states that payment for shares tendered for redemption is ordinarily made in cash. However, the Board of Trustees of the Fund determines that it would be detrimental to the best interests of the remaining shareholders of the Fund to make payment of a redemption order wholly or partly in cash. In that case the Fund may pay the redemption proceeds in whole or in part by a distribution "in kind" of securities from the portfolio of the Fund, in lieu of cash, in conformity with applicable rules of the Securities and Exchange Commission. The Fund has elected to be governed by Rule 18f-1 under the Investment Company Act, pursuant to which the Fund is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1% of the net assets of the Fund during any 90-day period for any one shareholder. If shares are redeemed in kind, the redeeming shareholder might incur brokerage or other costs in selling the securities for cash. The method of valuing securities used to make redemptions in kind will be the same as the method the Fund uses to value it portfolio securities described above under "Determination of Net Asset Value Per Share" and that valuation will be made as of the time the redemption price is determined.

       Involuntary Redemptions. The Fund's Board of Trustees has the right to cause the involuntary redemption of the shares held in any account if the aggregate net asset value of those shares is less than $200 or such lesser amount as the Board may fix. The Board of Trustees will not cause the involuntary redemption of shares in an account if the aggregate net asset value of the shares has fallen below the stated minimum solely as a result of market fluctuations. Should the Board elect to exercise this right, it may also fix, in accordance with the Investment Company Act, the requirements for any notice to be given to the shareholders in question (not less than 30 days), or the Board may set requirements for the shareholder to increase the investment, and set other terms and conditions so that the shares would not be involuntarily redeemed.

Reinvestment Privilege. Within six months of a redemption, a shareholder may reinvest all or part of the redemption proceeds of Class A shares or Class B shares of the Fund that you purchased by reinvesting dividends or distributions or on which you paid a contingent deferred sales charge when you redeemed them. The reinvestment privilege does not apply to Class C shares. The reinvestment may be made without sales charge only in Class A shares of the Fund or any of the other Oppenheimer funds into which shares of the Fund are exchangeable as described below, at the net asset value next computed after the Transfer Agent receives the reinvestment order. The shareholder must ask the Distributor for that privilege at the time of reinvestment. Any capital gain that was realized when the shares were redeemed is taxable, and reinvestment will not alter any capital gains tax payable on that gain. If there has been a capital loss on the redemption, some or all of the loss may not be tax deductible, depending on the timing and amount of the reinvestment. Under the Internal Revenue Code, if the redemption proceeds of Fund shares on which a sales charge was paid are reinvested in shares of the Fund or another of the Oppenheimer funds within 90 days of payment of the sales charge, the shareholder's basis in the shares of the Fund that were redeemed may not include the amount of the sales charge paid. That would reduce the loss or increase the gain recognized from the redemption. However, in that case the sales charge would be added to the basis of the shares acquired by the reinvestment of the redemption proceeds. The Fund may amend, suspend or cease offering this reinvestment privilege at any time as to shares redeemed after the date of such amendment, suspension or cessation.

Transfers of Shares. Shares are not subject to the payment of a contingent deferred sales charge of any class at the time of transfer to the name of another person or entity (whether the transfer occurs by absolute assignment, gift or bequest, not involving, directly or indirectly, a public sale). The transferred shares will remain subject to the contingent deferred sales charge, calculated as if the transferee shareholder had acquired the transferred shares in the same manner and at the same time as the transferring shareholder. If less than all shares held in an account are transferred, and some but not all shares in the account would be subject to a contingent deferred sales charge if redeemed at the time of transfer, the proprieties described in the Prospectus under "How to Buy Shares" for the imposition of Class B or Class C contingent deferred sales charge, will be followed in determining the order in which shares are transferred.

Distributions From Retirement Plans. Requests for distributions from OppenheimerFunds-sponsored IRAs, 403(b)(7) custodial plans, 401(k) plans or pension or profit-sharing plans should be addressed to "Trustee, OppenheimerFunds Retirement Plans," c/o the Transfer Agent at its address listed in "How to Sell Shares" in the Prospectus or on the back cover of this Statement of Additional Information. The request must: (i) state the reason for the distribution; (ii) state the owner's awareness of tax penalties if the distribution is premature; and (iii) conform to the requirements of the plan and the Fund's other redemption requirements. Participants (other than self-employed persons maintaining a plan account in their own name) in OppenheimerFunds-sponsored prototype pension, profit-sharing or 401(k) plans may not directly redeem or exchange shares held for their account under those plans. The employer or plan administrator must sign the request. Distributions from pension and profit sharing plans are subject to special requirements under the Internal Revenue Code and certain documents (available from the Transfer Agent) must be completed before the distribution may be made. Distributions from retirement plans are subject to withholding requirements under the Internal Revenue Code, and IRS Form W-4P (available from the Transfer Agent) must be submitted to the Transfer Agent with the distribution request, or the distribution may be delayed. Unless the shareholder has provided the Transfer Agent with a certified tax identification number, the Internal Revenue Code requires that tax be withheld from any distribution even if the shareholder elects not to have tax withheld. The Fund, the Manager, the Distributor, the Trustee and the Transfer Agent assume no responsibility to determine whether a distribution satisfies the conditions of applicable tax laws and will not be responsible for any tax penalties assessed in connection with a distribution.

Special Arrangements for Repurchase of Shares from Dealers and Brokers. The Distributor is the Fund's agent to repurchase its shares from authorized dealers or brokers on behalf of their customers. The shareholder should contact the broker or dealer to arrange this type of redemption. The repurchase price per share will be the net asset value next computed after the Distributor receives the order placed by such dealer or broker, except that if the Distributor receives a repurchase order from a dealer or broker after the close of the New York Stock Exchange on a regular business day, it will be processed at that day's net asset value if the order was received by the dealer or broker from its customers prior to the time the Exchange closed (normally that is 4:00 P.M., but may be earlier on some days) and the order was transmitted to and received by the Distributor prior to its close of business that day (normally 5:00 P.M.). Ordinarily, for accounts redeemed by a broker-dealer under this procedure, payment will be made within three business days after the shares have been redeemed upon the Distributor's receipt of the required redemption documents in proper form, with the signature(s) of the registered owners guaranteed on the redemption document as described in the Prospectus.

Automatic Withdrawal and Exchange Plans. Investors owning shares of the Fund valued at $5,000 or more can authorize the Transfer Agent to redeem shares (minimum $50) automatically on a monthly, quarterly, semi-annual or annual basis under an Automatic Withdrawal Plan. Shares will be redeemed three business days prior to the date requested by the shareholder for receipt of the payment. Automatic withdrawals of up to $1,500 per month may be requested by telephone if payments are to be made by check payable to all shareholders of record and sent to the address of record for the account (and if the address has not been changed within the prior 30 days). Required minimum distributions from OppenheimerFunds-sponsored retirement plans may not be arranged on this basis. Payments are normally made by check, but shareholders having AccountLink privileges (see "How To Buy Shares") may arrange to have Automatic Withdrawal Plan payments transferred to the bank account designated on the OppenheimerFunds New Account Application or signature-guaranteed instructions. The Fund cannot guarantee receipt of a payment on the date requested and reserves the right to amend, suspend or discontinue offering such plans at any time without prior notice. Because of the sales charge assessed on Class A share purchases, shareholders should not make regular additional Class A share purchases while participating in an Automatic Withdrawal Plan. Class B and Class C shareholders should not establish withdrawal plans that would require the redemption of shares purchased subject to a contingent deferred sales charge and held less than 6 years or 12 months, respectively, because of the imposition of the Class B or Class C contingent deferred sales charge on such withdrawals (except where the Class B or Class C contingent deferred sales charge is waived as described in the Prospectus under "Waivers of Class B and Class C Sales Charges").

     By requesting an Automatic Withdrawal or Exchange Plan, the shareholder agrees to the terms and conditions applicable to such plans, as stated below and in the provisions of the OppenheimerFunds Application relating to such Plans, as well as the Prospectus. These provisions may be amended from time to time by the Fund and/or the Distributor. When adopted, such amendments will automatically apply to existing Plans.

       Automatic Exchange Plans. Shareholders can authorize the Transfer Agent (on the OppenheimerFunds Application or signature-guaranteed instructions) to exchange a pre-determined amount of shares of the Fund for shares (of the same class) of other Oppenheimer funds automatically on a monthly, quarterly, semi-annual or annual basis under an Automatic Exchange Plan. The minimum amount that may be exchanged to each other fund account is $25. Exchanges made under these plans are subject to the restrictions that apply to exchanges as set forth in "How to Exchange Shares" in the Prospectus and below in this Statement of Additional Information.

       Automatic Withdrawal Plans. Fund shares will be redeemed as necessary to meet withdrawal payments. Shares acquired without a sales charge will be redeemed first and thereafter shares acquired with reinvested dividends and capital gains distributions will be redeemed next, followed by shares acquired with a sales charge, to the extent necessary to make withdrawal payments. Depending upon the amount withdrawn, the investor's principal may be depleted. Payments made under withdrawal plans should not be considered as a yield or income on your investment. It may not be desirable to purchase additional Class A shares while making withdrawals because of sales charges that apply to purchases when made. Accordingly, a shareholder normally may not maintain an automatic withdrawal plan while simultaneously making regular purchases of Class A shares.

     The Transfer Agent will administer the investor's Automatic Withdrawal Plan (the "Plan") as agent for the investor (the "Planholder") who executed the Plan authorization and application submitted to the Transfer Agent. The Transfer Agent and the Fund shall incur no liability to the Planholder for any action taken or omitted by the Transfer Agent in good faith to administer the Plan. Certificates will not be issued for shares of the Fund purchased for and held under the Plan, but the Transfer Agent will credit all such shares to the account of the Planholder on the records of the Fund. Any share certificates held by a Planholder may be surrendered unendorsed to the Transfer Agent with the Plan application so that the shares represented by the certificate may be held under the Plan.

     For accounts subject to Automatic Withdrawal Plans, distributions of capital gains must be reinvested in shares of the Fund, which will be done at net asset value without a sales charge. Dividends on shares held in the account may be paid in cash or reinvested.

     Redemptions of shares needed to make withdrawal payments will be made at the net asset value per share determined on the redemption date. Checks or AccountLink payments of the proceeds of Plan withdrawals will normally be transmitted three business days prior to the date selected for receipt of the payment (the receipt of payment on the date selected cannot be guaranteed), according to the choice specified in writing by the Planholder.

     The amount and the interval of disbursement payments and the address to which checks are to be mailed or AccountLink payments are to be sent may be changed at any time by the Planholder by writing to the Transfer Agent. The Planholder should allow at least two weeks' time in mailing such notification for the requested change to be put in effect. The Planholder may, at any time, instruct the Transfer Agent by written notice (in proper form in accordance with the requirements of the then-current Prospectus of the Fund) to redeem all, or any part of, the shares held under the Plan. In that case, the Transfer Agent will redeem the number of shares requested at the net asset value per share in effect in accordance with the Fund's usual redemption procedures and will mail a check for the proceeds to the Planholder.

     The Plan may be terminated at any time by the Planholder by writing to the Transfer Agent. A Plan may also be terminated at any time by the Transfer Agent upon receiving directions to that effect from the Fund. The Transfer Agent will also terminate a Plan upon receipt of evidence satisfactory to it of the death or legal incapacity of the Planholder. Upon termination of a Plan by the Transfer Agent or the Fund, shares that have not been redeemed from the account will be held in uncertificated form in the name of the Planholder, and the account will continue as a dividend-reinvestment, uncertificated account unless and until proper instructions are received from the Planholder or his or her executor or guardian, or other authorized person.

     To use shares held under the Plan as collateral for a debt, the Planholder may request issuance of a portion of the shares in certificated form. Upon written request from the Planholder, the Transfer Agent will determine the number of shares for which a certificate may be issued without causing the withdrawal checks to stop because of exhaustion of uncertificated shares needed to continue payments. However, should such uncertificated shares become exhausted, Plan withdrawals will terminate.

     If the Transfer Agent ceases to act as transfer agent for the Fund, the Planholder will be deemed to have appointed any successor transfer agent to act as agent in administering the Plan.

How To Exchange Shares

     As stated in the Prospectus, shares of a particular class of Oppenheimer funds having more than one class of shares may be exchanged only for shares of the same class of other Oppenheimer funds. Shares of the Oppenheimer funds that have a single class without a class designation are deemed "Class A" shares for this purpose. All of the Oppenheimer funds offer Class A, B and C shares except Oppenheimer Money Market Fund, Inc., Centennial Tax Exempt Trust, Centennial Government Trust, Centennial New York Tax Exempt Trust, Centennial California Tax Exempt Trust, Centennial America Fund, L.P. and Daily Cash Accumulation Fund Inc., which only offer Class A shares and Oppenheimer Main Street California Tax Exempt Fund which only offers Class A and Class B shares (Class B and Class C shares of Oppenheimer Cash Reserves are generally available only by exchange from the same class of shares of other Oppenheimer funds or through OppenheimerFunds sponsored 401 (k) plans). A list of funds showing which funds offer which classes can be obtained by calling the Distributor at 1-800-525-7048.

     Class A shares of Oppenheimer funds may be exchanged at net asset value for shares of any Money Market Fund. Shares of any Money Market Fund purchased without a sales charge may be exchanged for shares of Oppenheimer funds offered with a sales charge upon payment of the sales charge (or, if applicable, may be used to purchase shares of Oppenheimer funds subject to a contingent deferred sales charge).

     Shares of this Fund acquired by reinvestment of dividends or distributions from any other of the Oppenheimer funds except Oppenheimer Cash Reserves, or from any unit investment trust for which reinvestment arrangements have been made with the Distributor may be exchanged at net asset value for Class A shares of any of the Oppenheimer funds. No contingent deferred sales charge is imposed on exchanges of shares purchased subject to a contingent deferred sales charge. However, shares of Oppenheimer Money Market Fund, Inc. purchased with the redemption proceeds of shares of other mutual funds (other than funds managed by the Manager or its subsidiaries) redeemed within the 12 months prior to that purchase may subsequently be exchanged for shares of other Oppenheimer funds without being subject to an initial or contingent deferred sales charge, whichever is applicable. To qualify for that privilege, the investor or the investor's dealer must notify the Distributor of eligibility for this privilege at the time the shares of Oppenheimer Money Market Fund, Inc. are purchased, and, if requested, must supply proof of entitlement to this privilege. No contingent deferred sales charge is imposed on exchanges of shares of either class purchased subject to a contingent deferred sales charge. However, when Class A shares acquired by exchange of Class A shares of other Oppenheimer funds purchased subject to a Class A contingent deferred sales charge are redeemed within 18 months of the end of the calendar month of the initial purchase of the exchanged Class A shares, the Class A contingent deferred sales charge is imposed on the redeemed shares (see "Class A Contingent Deferred Sales Charge" in the Prospectus). The Class B contingent deferred sales charge is imposed on Class B shares acquired by exchange if they are redeemed within 6 years of the initial purchase of the exchanged Class B shares. The Class C contingent deferred sales charge is imposed on Class C shares acquired by exchange if they are redeemed within 12 months of the initial purchase of the exchanged Class C shares.

     When Class B or Class C shares are redeemed to effect an exchange, the priorities described in "How To Buy Shares" in the Prospectus for the imposition of the Class B or Class C contingent deferred sales charge will be followed in determining the order in which the shares are exchanged. Shareholders should take into account the effect of any exchange on the applicability and rate of any contingent deferred sales charge that might be imposed in the subsequent redemption of remaining shares. Shareholders should take into account the effect of any exchange on the applicability and rate of any contingent deferred sales charge that might be imposed in the subsequent redemption of remaining shares. Shareholders owning shares of more than one class must specify whether they intend to exchange Class A, Class B or Class C shares.

     The Fund reserves the right to reject telephone or written exchange requests submitted in bulk by anyone on behalf of more than one account. The Fund may accept requests for exchanges of up to 50 accounts per day from representatives of authorized dealers that qualify for this privilege. In connection with any exchange request, the number of shares exchanged may be less than the number requested if the exchange or the number requested would include shares subject to a restriction cited in the Prospectus or this Statement of Additional Information or shares covered by a share certificate that is not tendered with the request. In those cases, only the shares available for exchange without restriction will be exchanged.

     When exchanging shares by telephone, the shareholder must either have an existing account in, or obtain, open an account in, and acknowledge receipt of a prospectus of, the fund to which the exchange is to be made. For full or partial exchanges of an account made by telephone, any special account features such as Asset Builder Plans, Automatic Withdrawal Plans and retirement plan contributions will be switched to the new account unless the Transfer Agent is instructed otherwise. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations), shareholders might not be able to request exchanges by telephone and would have to submit written exchange requests.

     Shares to be exchanged are redeemed on the regular business day the Transfer Agent receives an exchange request in proper form (the "Redemption Date"). Normally, shares of the fund to be acquired are purchased on the Redemption Date, but such purchases may be delayed by either fund up to five business days if it determines that it would be disadvantaged by an immediate transfer of the redemption proceeds. The Fund reserves the right, in its discretion, to refuse any exchange request that may disadvantage it (for example, if the receipt of multiple exchange requests from a dealer might require the disposition of portfolio securities at a time or at a price that might be disadvantageous to the Fund).

     The different Oppenheimer funds available for exchange have different investment objectives, policies and risks, and a shareholder should assure that the Fund selected is appropriate for his or her investment and should be aware of the tax consequences of an exchange. For federal income tax purposes, an exchange transaction is treated as a redemption of shares of one fund and a purchase of shares of another. "Reinvestment Privilege," above, discusses some of the tax consequences of reinvestment of redemption proceeds in such cases. The Fund, the Distributor, and the Transfer Agent are unable to provide investment, tax or legal advice to a shareholder in connection with an exchange request or any other investment transaction.

Dividends, Capital Gains and Taxes

Dividends and Distributions. Dividends will be payable on shares held of record at the time of the previous determination of net asset value, or as otherwise described in "How to Buy Shares." Daily dividends on newly purchased shares will not be declared or paid until such time as Federal Funds (funds credited to a member bank's account at the Federal Reserve Bank) are available from the purchase payment for such shares. Normally, purchase checks received from investors are converted to Federal Funds on the next business day. Shares purchased through dealers or brokers normally are paid for by the third business day following the placement of the purchase order. Shares redeemed through the regular redemption procedure will be paid dividends through and including the day on which the redemption request is received by the Transfer Agent in proper form. Dividends will be declared on shares repurchased by a dealer or broker for four business days following the trade date (i.e., to and including the day prior to settlement of the repurchase). If all shares in an account are redeemed, all dividends accrued on shares of the same class in the account will be paid together with the redemption proceeds.

     Dividends, distributions and the proceeds of the redemption of Fund shares represented by checks returned to the Transfer Agent by the Postal Service as undeliverable will be invested in shares of Oppenheimer Money Market Fund, Inc., as promptly as possible after the return of such checks to the Transfer Agent, to enable the investor to earn a return on otherwise idle funds.

Tax Status of the Fund's Dividends and Distributions. The Federal tax treatment of the Fund's dividends and capital gains distributions is explained in the Prospectus under the caption "Dividends, Capital Gains and Taxes." Special provisions of the Internal Revenue Code govern the eligibility of the Fund's dividends for the dividends-received deduction for corporate shareholders. Long-term capital gains distributions are not eligible for the deduction. In addition, the amount of dividends paid by the Fund that may qualify for the deduction is limited to the aggregate amount of qualifying dividends that the Fund derives from its portfolio investments that the Fund has held for a minimum period, usually 46 days. A corporate shareholder will not be eligible for the deduction on dividends paid on shares held for 45 days or less. To the extent the Fund's dividends are derived from its gross income from option premiums, interest income or short-term gains from the sale of securities or dividends from foreign corporations, its dividends will not qualify for the deduction. It is expected that for the most part the Fund's dividends will not qualify, because of the investments held by the Fund in its portfolio.

     The amount of a class's distributions may vary from time to time depending on market conditions, the composition of the Fund's portfolio, and expenses borne by the Fund or borne separately by a class, as described in "Alternative Sales Arrangements -- Class A, Class B and Class C," above. Dividends are calculated in the same manner, at the same time and on the same day for shares of each class. However, dividends on Class B and Class C shares are expected to be lower as a result of the asset-based sales charge on Class B and Class C shares, and Class B and Class C dividends will also differ in amount as a consequence of any difference in net asset value between Class A, Class B and Class C shares.

     Under the Internal Revenue Code, by December 31 each year, the Fund must distribute 98% of its taxable investment income earned from January 1 through December 31 of that year and 98% of its capital gains realized in the period from November 1 of the prior year through October 31 of the current year, or else the Fund must pay an excise tax on the amounts not distributed. While it is presently anticipated that the Fund will meet those requirements, the Fund's Board of Trustees and the Manager might determine in a particular year that it would be in the best interest of shareholders for the Fund not to make such distributions at the required levels and to pay the excise tax on the undistributed amounts. That would reduce the amount of income or capital gains available for distribution to shareholders.

     If the Fund has more than 50% of its total assets invested in foreign securities at the end of its fiscal year, it may elect the application of
Section 853 of the Internal Revenue Code to permit shareholders to take a credit (or, at their option, a deduction) for foreign taxes paid by the Fund. Under Section 853, shareholders would be entitled to treat the foreign taxes withheld from interest and dividends paid to the Fund from its foreign investments as a credit on their federal income taxes. As an alternative, shareholders could, if to their advantage, treat the foreign tax withheld as a deduction from gross income in computing taxable income rather than as a tax credit. In substance, the Fund's election would enable shareholders to benefit from the same foreign tax credit or deduction that would be received if they had been the record owners of the Fund's foreign securities and had paid foreign taxes on the income received.

     If the Fund qualifies as a "regulated investment company" under the Internal Revenue Code, it will not be liable for Federal income taxes on amounts paid by it as dividends and distributions. The Fund qualified as a regulated investment company during its last fiscal year, and intends to qualify in current and future years, but reserves the right not to do so.
The Internal Revenue Code contains a number of complex tests relating to such qualification to determine whether the Fund will qualify, and the Fund might not meet those tests in a particular year. For example, the Fund derives 30% or more of its gross income from the sale of securities held less than three months, it may fail to qualify (see "Investment Objective and Policies-Tax Aspects of Hedging Instruments" in the Statement of Additional Information). If it did not so qualify, the Fund would be treated for tax purposes as an ordinary corporation and receive no tax deduction for payments of dividends and distributions made to shareholders.

     The Fund had an unused capital loss carryover of approximately $29,567,000 at September 30, 1996. It will expire between 1998 and 2004.

Dividend Reinvestment in Another Fund. Shareholders of the Fund may elect to reinvest all dividends and/or capital gains distributions in shares of the same class of any of the other Oppenheimer funds listed in "Reduced Sales Charges," above, at net asset value without sales charge. To elect this option, a shareholder must notify the Transfer Agent in writing and either have an existing account in the fund selected for reinvestment or must obtain a prospectus for that fund and an application from the Distributor to establish an account. The investment will be made at the net asset value per share in effect at the close of business on the payable date of the dividend or distribution. Dividends and/or distributions from shares of other Oppenheimer funds may be invested in shares of this Fund on the same basis.

Additional Information About the Fund

The Custodian. The Bank of New York is the Custodian of the Fund's assets. The Custodian's responsibilities include safeguarding and controlling the Fund's portfolio securities collecting income on the portfolio securities and handling the delivery of such securities to and from the Fund. The Manager has represented to the Fund that the banking relationships between the Manager and the Custodian have been and will continue to be unrelated to and unaffected by the relationship between the Fund and the Custodian. It will be the practice of the Fund to deal with the Custodian in a manner uninfluenced by any banking relationship the Custodian may have with the Manager and its affiliates. The Fund's cash balance in excess of $100,000 are not protected by Federal Deposit Insurance. Such uninsured balances may at times be substantial.

Independent Auditors. The independent auditors of the Fund audit the Fund's financial statements and perform other related audit services. They also act as auditors for certain other funds advised by the Manager and its affiliates.

                         INDEPENDENT AUDITORS' REPORT

--------------------------------------------------------------------------------
                         The Board of Trustees and Shareholders of Oppenheimer Global Emerging Growth Fund:

                         We have audited the accompanying statements of investments and assets and liabilities of Oppenheimer Global Emerging Growth Fund as of September 30, 1996, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two year period then ended and the financial highlights for each of the years in the five year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
                                   We conducted our audits in accordance with
                         generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 1996 by correspondence with the custodian and brokers; and where confirmations were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                                   In our opinion, the financial statements and
                         financial highlights referred to above present fairly, in all material respects, the financial position of Oppenheimer Global Emerging Growth Fund as of September 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two year period then ended, and the financial highlights for each of the years in the five year period then ended, in conformity with generally accepted accounting principles.


                         KPMG PEAT MARWICK LLP

               /s/ KPMG Peat Marwick LLP
               -----------------------
                         Denver, Colorado
                         October 21, 1996

                           STATEMENT OF INVESTMENTS  SEPTEMBER 30, 1996


    MARKET VALUE
                                                                                                          SHARES
    SEE NOTE 1
----------------------------------------------------------------------------------------------------------------
------------------
----------------------------------------------------------------------------------------------------------------
------------------
COMMON STOCKS--95.0%
----------------------------------------------------------------------------------------------------------------
------------------
BASIC MATERIALS--3.7%
----------------------------------------------------------------------------------------------------------------
------------------
CHEMICALS--1.1%            Saes Getters SpA                                                                 120,000
  $ 1,785,749
----------------------------------------------------------------------------------------------------------------
------------------
GOLD--1.0%                 Cambior, Inc.                                                                     75,000
    1,029,519

-------------------------------------------------------------------------------------------------------
                           Dayton Mining Corp.(1)                                                           100,000
      682,676

      ----------

       1,712,195
----------------------------------------------------------------------------------------------------------------
------------------
METALS--1.6%               Boehler-Uddeholm AG                                                               10,000
      799,617

-------------------------------------------------------------------------------------------------------
                           Cia de Minas Buenaventura SA, Sponsored ADR(1)                                   100,000
    1,925,000

      ----------

       2,724,617
----------------------------------------------------------------------------------------------------------------
------------------
CONSUMER CYCLICALS--22.8%
----------------------------------------------------------------------------------------------------------------
------------------
AUTOS & HOUSING--5.7%      Alrenco, Inc.(1)                                                                  30,000
      630,000

-------------------------------------------------------------------------------------------------------
                           Belmont Homes, Inc.(1)                                                            70,000
    1,767,500

-------------------------------------------------------------------------------------------------------
                           Ciadea SA                                                                        219,997
    1,045,120

-------------------------------------------------------------------------------------------------------
                           IRSA Inversiones y Representaciones, SA                                          257,201
      751,123

-------------------------------------------------------------------------------------------------------
                           Orbital Engine Corp. Ltd.(1)                                                   1,100,000
      983,504

-------------------------------------------------------------------------------------------------------
                           Porsche AG, Preference(1)                                                          5,500
    3,760,986

-------------------------------------------------------------------------------------------------------
                           Thai Stanley Electric Co. Ltd.                                                   150,000
      708,174

      ----------

       9,646,407

----------------------------------------------------------------------------------------------------------------
------------------
LEISURE &
ENTERTAINMENT--6.9%        Applebee's International, Inc.                                                    30,000
      795,000

-------------------------------------------------------------------------------------------------------
                           Casa Ole Restaurants, Inc.(1)                                                     61,700
      794,387

-------------------------------------------------------------------------------------------------------
                           China Hong Kong Photo Products Holdings Ltd.                                   1,500,000
      547,975

-------------------------------------------------------------------------------------------------------
                           Cinar Films, Inc., Cl. B(1)                                                       60,000
    1,563,750

-------------------------------------------------------------------------------------------------------
                           CKE Restaurants, Inc.                                                             40,000
    1,230,000

-------------------------------------------------------------------------------------------------------
                           Coach USA, Inc.(1)                                                                30,000
      802,500

-------------------------------------------------------------------------------------------------------
                           Galoob (Lewis) Toys, Inc.(1)                                                      30,000
      877,500

-------------------------------------------------------------------------------------------------------
                           Longhorn Steaks, Inc.(1)                                                          40,000
      610,000

-------------------------------------------------------------------------------------------------------
                           Lusomundo SGPS SA(1)                                                             200,000
    2,043,776

-------------------------------------------------------------------------------------------------------
                           Metromedia International Group, Inc.(1)                                           65,000
      690,625

-------------------------------------------------------------------------------------------------------
                           Quality Dining, Inc.(1)                                                           30,000
      855,000

-------------------------------------------------------------------------------------------------------
                           Square Co. Ltd.                                                                   15,000
      861,953

      ----------

      11,672,466

----------------------------------------------------------------------------------------------------------------
------------------
MEDIA--2.0%                Capital Radio PLC                                                                 85,000
      794,676

-------------------------------------------------------------------------------------------------------
                           Dorling Kindersley Holdings PLC                                                   90,000
      686,645

-------------------------------------------------------------------------------------------------------
                           NRJ SA                                                                             6,500
      774,522

-------------------------------------------------------------------------------------------------------
                           Wireless One, Inc.(1)                                                             70,000
    1,032,500

      ----------

       3,288,343

----------------------------------------------------------------------------------------------------------------
------------------
RETAIL: GENERAL--3.4%      Galeries Lafayette(1)                                                              4,201
    1,217,669

-------------------------------------------------------------------------------------------------------
                           Lojas Americanas SA, Preference                                               19,000,000
      321,925

-------------------------------------------------------------------------------------------------------
                           Nautica Enterprises, Inc.(1)                                                      20,000
      645,000

                           6  Oppenheimer Global Emerging Growth Fund


    MARKET VALUE
                                                                                                          SHARES
    SEE NOTE 1
----------------------------------------------------------------------------------------------------------------
------------------
RETAIL: GENERAL            PT Matahari Putra Prima                                                          400,000
  $   435,064
(CONTINUED)
-------------------------------------------------------------------------------------------------------
                           PT Ramayana Lestari Sentosa(1)                                                   835,000
    1,402,757

-------------------------------------------------------------------------------------------------------
                           Vans, Inc.(1)                                                                     40,000
      765,000

-------------------------------------------------------------------------------------------------------
                           Wolverine World Wide, Inc.                                                        36,000
      999,000

      ----------

       5,786,415

----------------------------------------------------------------------------------------------------------------
------------------
RETAIL: SPECIALTY--4.8%    Giordano International Ltd.                                                    1,000,000
      879,346

-------------------------------------------------------------------------------------------------------
                           Maruko Co. Ltd.                                                                   12,100
      793,086

-------------------------------------------------------------------------------------------------------
                           Moebel Walther AG, Preference                                                     40,000
    2,438,920

-------------------------------------------------------------------------------------------------------
                           Moovies, Inc.(1)                                                                  60,000
      330,000

-------------------------------------------------------------------------------------------------------
                           Party City Corp.(1)                                                               50,000
      937,500

-------------------------------------------------------------------------------------------------------
                           Ryohin Keikaku Co. Ltd.                                                           13,000
    1,101,863

-------------------------------------------------------------------------------------------------------
                           Wolford AG                                                                         6,000
    1,532,133

      ----------

       8,012,848

----------------------------------------------------------------------------------------------------------------
------------------
CONSUMER NON-CYCLICALS--23.4%
----------------------------------------------------------------------------------------------------------------
------------------
BEVERAGES--2.7%            Hellenic Bottling Co., SA                                                         40,000
    1,361,165

-------------------------------------------------------------------------------------------------------
                           Panamerican Beverages, Inc., Cl. A                                                20,000
      822,500

-------------------------------------------------------------------------------------------------------
                           Remy Cointreau                                                                    65,469
    1,654,087

-------------------------------------------------------------------------------------------------------
                           Serm Suk Public Co. Ltd.                                                          25,000
      767,188

      ----------

       4,604,940

----------------------------------------------------------------------------------------------------------------
------------------
EDUCATION--0.8%            National Education Corp.(1)                                                       70,000
    1,338,750
----------------------------------------------------------------------------------------------------------------
------------------
FOOD--4.9%                 Disco SA, Sponsored ADR(1)                                                        51,800
    1,016,575

-------------------------------------------------------------------------------------------------------
                           Hokuto Corp.                                                                      19,000
      812,031

-------------------------------------------------------------------------------------------------------
                           Lindt & Spruengli AG, Participation Certificates                                   1,000
    1,659,288

-------------------------------------------------------------------------------------------------------
                           Molinos Rio de la Plata SA, Cl. B                                                437,499
    1,435,180

-------------------------------------------------------------------------------------------------------
                           Perdigao SA, Comercio e Industria, Preference                                240,000,000
      378,436

-------------------------------------------------------------------------------------------------------
                           Performance Food Group Co.(1)                                                     42,000
      693,000

-------------------------------------------------------------------------------------------------------
                           Raision Tehtaat Oy                                                                32,000
    1,926,637

-------------------------------------------------------------------------------------------------------
                           Universal Robina Corp.                                                           667,000
      336,869

      ----------

       8,258,016

----------------------------------------------------------------------------------------------------------------
------------------
HEALTHCARE/DRUGS--6.9%     Alpha-Beta Technology, Inc.(1)                                                    40,000
      430,000

-------------------------------------------------------------------------------------------------------
                           Biocompatibles International PLC(1)                                              297,500
    2,502,298

-------------------------------------------------------------------------------------------------------
                           Dura Pharmaceuticals, Inc.(1)                                                     40,000
    1,475,000

-------------------------------------------------------------------------------------------------------
                           Marseille-Kliniken AG                                                             35,000
    1,262,076

-------------------------------------------------------------------------------------------------------
                           Norland Medical Systems, Inc.(1)                                                  50,000
    1,062,500

-------------------------------------------------------------------------------------------------------
                           Rohto Pharmaceutical Co.                                                          60,000
      635,690

-------------------------------------------------------------------------------------------------------
                           SangStat Medical Corp.(1)                                                         50,000
    1,275,000

-------------------------------------------------------------------------------------------------------
                           Teikoku Hormone Manufacturing Co. Ltd.                                            50,000
      673,401

-------------------------------------------------------------------------------------------------------
                           Tiger Medicals Ltd.                                                              493,000
      808,743

-------------------------------------------------------------------------------------------------------
                           Torii Pharmaceutical Co. Ltd.                                                     70,000
    1,489,562

      ----------

      11,614,270

                           7  Oppenheimer Global Emerging Growth Fund

                           STATEMENT OF INVESTMENTS   (CONTINUED)


    MARKET VALUE
                                                                                                          SHARES
    SEE NOTE 1
----------------------------------------------------------------------------------------------------------------
------------------
HEALTHCARE/SUPPLIES &      Althin Medical AB, B Shares                                                       60,000
  $ 1,266,835
SERVICES--7.6%
-------------------------------------------------------------------------------------------------------
                           AmeriSource Health Corp., Cl. A(1)                                                30,000
    1,335,000

-------------------------------------------------------------------------------------------------------
                           Capstone Pharmacy Services, Inc.(1)                                               60,000
      742,500

-------------------------------------------------------------------------------------------------------
                           Egis RT(1)                                                                        20,000
    1,408,132

-------------------------------------------------------------------------------------------------------
                           Elekta AB, B Shares                                                               15,000
      506,734

-------------------------------------------------------------------------------------------------------
                           Gulf South Medical Supply, Inc.(1)                                                30,000
      772,500

-------------------------------------------------------------------------------------------------------
                           Nichii Gakkan Co.                                                                 27,000
    1,367,273

-------------------------------------------------------------------------------------------------------
                           OccuSystems, Inc.(1)                                                              30,000
      900,000

-------------------------------------------------------------------------------------------------------
                           Omnicare, Inc.                                                                    26,000
      793,000

-------------------------------------------------------------------------------------------------------
                           Pediatrix Medical Group, Inc.(1)                                                  13,500
      676,687

-------------------------------------------------------------------------------------------------------
                           PhyCor, Inc.(1)                                                                   25,000
      951,562

-------------------------------------------------------------------------------------------------------
                           Rural/Metro Corp.(1)                                                              15,000
      547,500

-------------------------------------------------------------------------------------------------------
                           Serologicals Corp.(1)                                                             20,000
      695,000

-------------------------------------------------------------------------------------------------------
                           Total Renal Care Holdings, Inc.(1)                                                20,000
      795,000

      ----------

      12,757,723

----------------------------------------------------------------------------------------------------------------
------------------
HOUSEHOLD GOODS--0.5%      Srithai Superware Co. Ltd.                                                       175,000
      757,353
----------------------------------------------------------------------------------------------------------------
------------------
ENERGY--4.7%
----------------------------------------------------------------------------------------------------------------
------------------
ENERGY SERVICES &          Cie Generale de Geophysique SA(1)                                                 37,500
    2,492,128
PRODUCERS--3.5%
-------------------------------------------------------------------------------------------------------
                           Newfield Exploration Co.(1)                                                       20,000
      900,000

-------------------------------------------------------------------------------------------------------
                           Smedvig AS                                                                       100,000
    2,061,052

-------------------------------------------------------------------------------------------------------
                           Smedvig AS, Series B(1)                                                           25,000
      463,352

      ----------

       5,916,532

----------------------------------------------------------------------------------------------------------------
------------------
OIL-INTEGRATED--1.2%       Expro International Group PLC                                                    210,100
    1,231,763

-------------------------------------------------------------------------------------------------------
                           Forasol-Foramer NV(1)                                                             60,000
      727,500

      ----------

       1,959,263

----------------------------------------------------------------------------------------------------------------
------------------
FINANCIAL--7.8%
----------------------------------------------------------------------------------------------------------------
------------------
BANKS--0.8%                Industrial Credit & Investment Corp. of India Ltd. (The), GDR(1)(2)               92,900
    1,033,512

-------------------------------------------------------------------------------------------------------
                           PT Lippo Bank                                                                    209,500
      324,876

      ----------

       1,358,388

----------------------------------------------------------------------------------------------------------------
------------------
DIVERSIFIED
FINANCIAL--3.2%            Credicorp Ltd.                                                                    47,000
      893,000

-------------------------------------------------------------------------------------------------------
                           Egypt Investment Co.(1)                                                           96,500
    1,145,937

-------------------------------------------------------------------------------------------------------
                           Green Tree Financial Corp.                                                        30,000
    1,177,500

-------------------------------------------------------------------------------------------------------
                           Manhattan Card Co. Ltd.                                                        2,500,000
    1,236,581

-------------------------------------------------------------------------------------------------------
                           Wing Hang Bank Ltd.                                                              250,000
      937,538

      ----------

       5,390,556

----------------------------------------------------------------------------------------------------------------
------------------
INSURANCE--3.8%            CapMAC Holdings, Inc.                                                             30,000
      997,500

-------------------------------------------------------------------------------------------------------
                           Ockham Holdings PLC                                                            1,200,000
    1,791,655

-------------------------------------------------------------------------------------------------------
                           Reinsurance Australia Corp. Ltd.                                               1,250,000
    3,580,336

      ----------

       6,369,491

                           8  Oppenheimer Global Emerging Growth Fund


    MARKET VALUE
                                                                                                          SHARES
    SEE NOTE 1
----------------------------------------------------------------------------------------------------------------
------------------
INDUSTRIAL--20.2%
----------------------------------------------------------------------------------------------------------------
------------------
ELECTRICAL EQUIPMENT--0.8% Crompton Greaves Ltd., GDR(1)                                                     70,000
  $   346,500

-------------------------------------------------------------------------------------------------------
                           LEM Holdings SA                                                                    4,300
      998,205

      ----------

       1,344,705

----------------------------------------------------------------------------------------------------------------
------------------
INDUSTRIAL MATERIALS--0.5% HI Cement Corp.(1)(2)                                                          2,592,000
      869,434
----------------------------------------------------------------------------------------------------------------
------------------
INDUSTRIAL SERVICES--11.2% Affiliated Computer Services, Inc., Cl. A(1)                                      17,000
      998,750

-------------------------------------------------------------------------------------------------------
                           Boskalis Westminster                                                             152,000
    2,967,240

-------------------------------------------------------------------------------------------------------
                           Cordiant PLC(1)                                                                1,010,000
    1,768,517

-------------------------------------------------------------------------------------------------------
                           Daisytek International Corp.(1)                                                   25,000
    1,081,250

-------------------------------------------------------------------------------------------------------
                           DecisionOne Holdings Corp.(1)                                                     35,000
      490,000

-------------------------------------------------------------------------------------------------------
                           Fugro NV                                                                         100,000
    1,537,158

-------------------------------------------------------------------------------------------------------
                           KCI Konecranes International Corp.(1)                                             80,000
    2,224,390

-------------------------------------------------------------------------------------------------------
                           May & Speh, Inc.(1)                                                               50,000
    1,000,000

-------------------------------------------------------------------------------------------------------
                           MRC Allied Industries, Inc.(1)                                                 8,000,000
      975,796

-------------------------------------------------------------------------------------------------------
                           PT Citra Marga Nusaphala Persada                                               2,331,000
    1,581,445

-------------------------------------------------------------------------------------------------------
                           Rent-Way, Inc.(1)                                                                 10,000
      126,250

-------------------------------------------------------------------------------------------------------
                           Serco Group PLC                                                                  100,000
      953,673

-------------------------------------------------------------------------------------------------------
                           Transaction Systems Architects, Inc., Cl. A(1)                                    20,000
      845,000

-------------------------------------------------------------------------------------------------------
                           VBH Vereinigter Baubeschlag Handel AG                                             70,000
    1,733,863

-------------------------------------------------------------------------------------------------------
                           Walsh International, Inc.(1)                                                      60,000
      600,000

      ----------

      18,883,332

----------------------------------------------------------------------------------------------------------------
------------------
MANUFACTURING--5.8%        Bucher Holding AG, B Shares                                                        2,000
    1,499,741

-------------------------------------------------------------------------------------------------------
                           First Philippine Holdings Corp., B Shares                                        700,000
    1,520,869

-------------------------------------------------------------------------------------------------------
                           Legris Industries SA                                                              20,000
      759,506

-------------------------------------------------------------------------------------------------------
                           Powerscreen International PLC                                                    200,000
    1,718,175

-------------------------------------------------------------------------------------------------------
                           Toolex Alpha NV(1)                                                                65,000
    1,462,500

-------------------------------------------------------------------------------------------------------
                           U.S. Filter Corp.(1)                                                              60,000
    2,047,500

-------------------------------------------------------------------------------------------------------
                           Wai Kee Holdings Ltd.                                                          3,500,000
      792,058

      ----------

       9,800,349

----------------------------------------------------------------------------------------------------------------
------------------
TRANSPORTATION--1.9%       Guangshen Railway Co. Ltd., Sponsored ADR(1)                                      39,000
      741,000

-------------------------------------------------------------------------------------------------------
                           Koninklijke Van Ommeren NV                                                        30,000
    1,174,786

-------------------------------------------------------------------------------------------------------
                           Lisnave-Estaleiros Navais de Lisboa SA(1)                                        467,400
    1,205,377

      ----------

       3,121,163

----------------------------------------------------------------------------------------------------------------
------------------
TECHNOLOGY--12.4%
----------------------------------------------------------------------------------------------------------------
------------------
COMPUTER HARDWARE--1.8%    PT Multipolar Corp.(3)                                                         6,349,200
    3,083,413
----------------------------------------------------------------------------------------------------------------
------------------
COMPUTER SOFTWARE--6.1%    Business Objects SA, Sponsored ADR(1)                                             25,000
      481,250

-------------------------------------------------------------------------------------------------------
                           Engineering Animation, Inc.(1)                                                    41,800
    1,003,200

-------------------------------------------------------------------------------------------------------
                           Global DirectMail Corp.(1)                                                        20,000
      955,000

-------------------------------------------------------------------------------------------------------
                           Ines Corp.                                                                        40,000
      721,885

                           9  Oppenheimer Global Emerging Growth Fund

                           STATEMENT OF INVESTMENTS   (CONTINUED)


    MARKET VALUE
                                                                                                          SHARES
    SEE NOTE 1
----------------------------------------------------------------------------------------------------------------
------------------
COMPUTER SOFTWARE          Integrated Measurement Systems, Inc.(1)                                           40,000
  $   660,000
(CONTINUED)
-------------------------------------------------------------------------------------------------------
                           McAfee Associates, Inc.(1)                                                        15,000
    1,035,000

-------------------------------------------------------------------------------------------------------
                           Misys PLC                                                                        201,833
    2,751,556

-------------------------------------------------------------------------------------------------------
                           National Instruments Corp.(1)                                                     30,000
      795,000

-------------------------------------------------------------------------------------------------------
                           PLATINUM Technology, Inc.(1)                                                      60,000
      757,500

-------------------------------------------------------------------------------------------------------
                           Technology Modeling Associates, Inc.(1)                                           32,500
      422,500

-------------------------------------------------------------------------------------------------------
                           Versant Object Technology Corp.(1)                                                30,000
      712,500

    ------------

      10,295,391

----------------------------------------------------------------------------------------------------------------
------------------
ELECTRONICS--2.3%          Gold Peak Industries (Holdings) Ltd.                                           1,600,000
      987,971

-------------------------------------------------------------------------------------------------------
                           Medasys Digital Systems(1)                                                        50,000
      547,348

-------------------------------------------------------------------------------------------------------
                           Pittway Corp., Cl. A                                                              20,000
      892,500

-------------------------------------------------------------------------------------------------------
                           SDL, Inc.(1)                                                                      30,000
      615,000

-------------------------------------------------------------------------------------------------------
                           Shinmei Electric Co.                                                              35,000
      741,638

    ------------

       3,784,457

----------------------------------------------------------------------------------------------------------------
------------------
TELECOMMUNICATIONS-        Amper SA(1)                                                                      120,000
    1,495,269
TECHNOLOGY--2.2%
-------------------------------------------------------------------------------------------------------
                           LCI International, Inc.(1)                                                        36,000
    1,134,000

-------------------------------------------------------------------------------------------------------
                           Tel-Save Holdings, Inc.(1)                                                        20,000
      575,000

-------------------------------------------------------------------------------------------------------
                           Teltrend, Inc.(1)                                                                 10,000
      425,000

    ------------

       3,629,269

    ------------
                           Total Common Stocks (Cost $142,869,934)
     159,765,835

----------------------------------------------------------------------------------------------------------------
------------------
----------------------------------------------------------------------------------------------------------------
------------------
PREFERRED STOCKS--1.5%
----------------------------------------------------------------------------------------------------------------
------------------
                           Marschollek, Lautenschlaeger und Partner-VO,
                           Non-vtg. Preferred Stock (Cost $1,127,145)                                        20,000
    2,517,595

                                                                                                           UNITS
----------------------------------------------------------------------------------------------------------------
------------------
----------------------------------------------------------------------------------------------------------------
------------------
RIGHTS, WARRANTS AND CERTIFICATES--0.1%
----------------------------------------------------------------------------------------------------------------
------------------
                           Biocompatibles International PLC Wts., Exp. 2/97                                  42,500
       41,196

-------------------------------------------------------------------------------------------------------
                           PerSeptive Biosystems, Inc., Cl. A Wts., Exp. 12/97                               40,110
           --

-------------------------------------------------------------------------------------------------------
                           PT Matahari Putra Prima Rts., Exp. 11/96                                         400,000
      262,761

    ------------
                           Total Rights, Warrants and Certificates (Cost $283,984)
         303,957

                                                                                                            FACE
                                                                                                            AMOUNT
----------------------------------------------------------------------------------------------------------------
------------------
----------------------------------------------------------------------------------------------------------------
------------------
REPURCHASE AGREEMENT--3.4%
----------------------------------------------------------------------------------------------------------------
------------------
                           Repurchase agreement with Goldman, Sachs & Co., 5.62%,
                           dated 9/30/96, to be repurchased at $5,700,890 on 10/1/96, collateralized by U.S. Treasury Bonds, 8.875%--11.125%,
                           8/15/03--8/15/17, with a value of $5,820,580 (Cost $5,700,000)                $5,700,000
    5,700,000

----------------------------------------------------------------------------------------------------------------
------------------
TOTAL INVESTMENTS, AT VALUE (COST $149,981,063)                                                              100.0%
  168,287,387
----------------------------------------------------------------------------------------------------------------
------------------
LIABILITIES IN EXCESS OF OTHER ASSETS                                                                         (0.0)
      (81,030)
                                                                                                         ----------
 ------------
NET ASSETS                                                                                                   100.0%
 $168,206,357
                                                                                                         ----------
 ------------
                                                                                                         ----------
 ------------

                           10  Oppenheimer Global Emerging Growth Fund

----------------------------------------------------------------------------------------------------------------
------------------
                           Distribution of investments by country of issue, as a percentage of total investments at value, is as
                           follows:

                           COUNTRY                                                                     MARKET VALUE
      PERCENT
----------------------------------------------------------------------------------------------------------------
------------------
                           United States                                                                $55,336,400
         32.9%

-------------------------------------------------------------------------------------------------------
                           Great Britain                                                                 14,240,155
          8.5

-------------------------------------------------------------------------------------------------------
                           Germany                                                                       11,713,440
          7.0

-------------------------------------------------------------------------------------------------------
                           Japan                                                                          9,198,383
          5.5

-------------------------------------------------------------------------------------------------------
                           France                                                                         8,654,010
          5.1

-------------------------------------------------------------------------------------------------------
                           The Netherlands                                                                7,141,684
          4.2

-------------------------------------------------------------------------------------------------------
                           Indonesia                                                                      7,090,315
          4.2

-------------------------------------------------------------------------------------------------------
                           Hong Kong                                                                      5,381,469
          3.2

-------------------------------------------------------------------------------------------------------
                           Australia                                                                      4,563,840
          2.7

-------------------------------------------------------------------------------------------------------
                           Argentina                                                                      4,247,998
          2.5

-------------------------------------------------------------------------------------------------------
                           Switzerland                                                                    4,157,233
          2.5

-------------------------------------------------------------------------------------------------------
                           Finland                                                                        4,151,026
          2.5

-------------------------------------------------------------------------------------------------------
                           Philippines                                                                    3,702,967
          2.2

-------------------------------------------------------------------------------------------------------
                           Canada                                                                         3,275,944
          1.9

-------------------------------------------------------------------------------------------------------
                           Portugal                                                                       3,249,153
          1.9

-------------------------------------------------------------------------------------------------------
                           Peru                                                                           2,818,000
          1.7

-------------------------------------------------------------------------------------------------------
                           Norway                                                                         2,524,404
          1.5

-------------------------------------------------------------------------------------------------------
                           Austria                                                                        2,331,750
          1.4

-------------------------------------------------------------------------------------------------------
                           Thailand                                                                       2,232,715
          1.3

-------------------------------------------------------------------------------------------------------
                           Italy                                                                          1,785,749
          1.1

-------------------------------------------------------------------------------------------------------
                           Sweden                                                                         1,773,568
          1.1

-------------------------------------------------------------------------------------------------------
                           Spain                                                                          1,495,269
          0.9

-------------------------------------------------------------------------------------------------------
                           Hungary                                                                        1,408,132
          0.8

-------------------------------------------------------------------------------------------------------
                           India                                                                          1,380,013
          0.8

-------------------------------------------------------------------------------------------------------
                           Greece                                                                         1,361,165
          0.8

-------------------------------------------------------------------------------------------------------
                           Mexico                                                                           822,500
          0.5

-------------------------------------------------------------------------------------------------------
                           Singapore                                                                        808,743
          0.5

-------------------------------------------------------------------------------------------------------
                           China                                                                            741,000
          0.4

-------------------------------------------------------------------------------------------------------
                           Brazil                                                                           700,362
          0.4
                                                                                                       ------------
 ------------
                           Total                                                                       $168,287,387
       100.0%
                                                                                                       ------------
 ------------
                                                                                                       ------------
 ------------

                           1. Non-income producing security.

                           2. Represents a security sold under Rule 144A, which is exempt from registration under the Securities Act
                           of 1933, as amended. This security has been determined to be liquid under guidelines established by the
                           Board of Trustees. These securities amount to $1,902,946 or 1.13% of the Fund's net assets, at September
                           30, 1996.

                           3. Affiliated company. Represents ownership of at least 5% of the voting securities of the issuer and is
                           or was an affiliate, as defined in the Investment Company Act of 1940, at or during the period ended
                           September 30, 1996. The aggregate fair value of all securities of affiliated companies as of September
                           30, 1996 amounted to $3,083,413. Transactions during the period in which the issuer was an affiliate are
                           as follows:

                           BALANCE                                                                           BALANCE
                           SEPTEMBER 30, 1995         GROSS ADDITIONS               GROSS REDUCTIONS
SEPTEMBER 30, 1996
                           ------------------         ---------------------         ---------------------
---------------------
                           SHARES       COST          SHARES           COST         SHARES           COST    SHARES
         COST
----------------------------------------------------------------------------------------------------------------
------------------

Cambridge Antibody
Technology Ltd., CV.       100,000     $3,300,000              --  $       --       100,000     $3,300,000
  --  $       --
----------------------------------------------------------------------------------------------------------------
------------------
PT Multipolar Corp.        --                  --       6,349,200   3,947,959            --             --
6,349,200   3,947,959
                                       ----------                  ----------                   ----------
      ----------
                                       $3,300,000                  $3,947,959                   $3,300,000
      $3,947,959
                                       ----------                  ----------                   ----------
      ----------
                                       ----------                  ----------                   ----------
      ----------

                           See accompanying Notes to Financial Statements.

                           11  Oppenheimer Global Emerging Growth Fund

                     STATEMENT OF ASSETS AND LIABILITIES   SEPTEMBER 30, 1996

-------------------------------------------------------------------------------------------
ASSETS                     Investments, at value--see accompanying statement:
                           Unaffiliated companies (cost $146,033,104)          $165,203,974
                           Affiliated companies (cost $3,947,959)                 3,083,413
                           ----------------------------------------------------------------
                           Cash                                                     298,216
                           ----------------------------------------------------------------
                           Unrealized appreciation on forward foreign
                            currency exchange contracts--Note 5                     112,867
                           ----------------------------------------------------------------
                           Receivables:
                           Shares of beneficial interest sold                       422,037
                           Investments sold                                         332,151
                           Interest and dividends                                   203,369
                           ----------------------------------------------------------------
                           Other                                                     10,507
                                                                               ------------
                           Total assets                                         169,666,534
-------------------------------------------------------------------------------------------
LIABILITIES                Unrealized depreciation on forward foreign
                            currency exchange contracts--Note 5                      12,948
                           ----------------------------------------------------------------
                           Payables and other liabilities:
                           Investments purchased                                    546,537
                           Shares of beneficial interest redeemed                   432,158
                           Shareholder reports                                      130,516
                           Trustees' fees                                           106,873
                           Distribution and service plan fees                        99,748
                           Transfer and shareholder servicing agent fees             55,505
                           Custodian fees                                            41,301
                           Other                                                     34,591
                                                                               ------------
                           Total liabilities                                      1,460,177

-------------------------------------------------------------------------------------------
NET ASSETS                                                                     $168,206,357
                                                                               ------------
                                                                               ------------

-------------------------------------------------------------------------------------------
COMPOSITION OF             Paid-in capital                                     $170,369,937
NET ASSETS                 ----------------------------------------------------------------
                           Accumulated net investment loss                         (266,679)
                           ----------------------------------------------------------------
                           Accumulated net realized loss on investments
                            and foreign currency transactions                   (20,303,931)
                           ----------------------------------------------------------------
                           Net unrealized appreciation on investments
                           and translation of assets and liabilities
                           denominated in foreign currencies                     18,407,030
                                                                               ------------
                           Net assets                                          $168,206,357
                                                                               ------------
                                                                               ------------

-------------------------------------------------------------------------------------------
NET ASSET VALUE            Class A Shares:
PER SHARE                  Net asset value and redemption price per share
                           (based on net assets of $154,081,998 and 7,351,701
                           shares of beneficial interest outstanding)                $20.96
                           Maximum offering price per share (net asset value
                           plus sales charge of 5.75% of offering price)             $22.24
                           ----------------------------------------------------------------
                           Class B Shares:
                           Net asset value, redemption price and offering
                           price per share (based on net assets of
                           $10,854,911 and 522,496 shares of beneficial
                           interest outstanding)                                     $20.78
                           ----------------------------------------------------------------
                           Class C Shares:
                           Net asset value, redemption price and offering
                           price per share (based on net assets of $3,269,448
                           and 157,283 shares of beneficial interest
                           outstanding)                                              $20.79


See accompanying Notes to Financial Statements.

12  Oppenheimer Global Emerging Growth Fund

               STATEMENT OF OPERATIONS   FOR THE YEAR ENDED SEPTEMBER 30, 1996

-------------------------------------------------------------------------------------------
INVESTMENT INCOME          Dividends (net of foreign withholding
                            taxes of $66,338)                                    $1,980,310
                           ----------------------------------------------------------------
                           Interest                                                 585,187
                                                                                 ----------
                           Total income                                           2,565,497
-------------------------------------------------------------------------------------------
EXPENSES                   Management fees--Note 4                                1,233,678
                           ----------------------------------------------------------------
                           Transfer and shareholder servicing agent fees--Note 4    603,641
                           ----------------------------------------------------------------
                           Distribution and service plan fees--Note 4:
                           Class A                                                  340,899
                           Class B                                                   42,516
                           Class C                                                   14,558
                           ----------------------------------------------------------------
                           Shareholder reports                                      230,027
                           ----------------------------------------------------------------
                           Custodian fees and expenses                              175,262
                           ----------------------------------------------------------------
                           Trustees' fees and expenses--Note 1                       66,235
                           ----------------------------------------------------------------
                           Legal and auditing fees                                   38,828
                           ----------------------------------------------------------------

                           Registration and filing fees:
                           Class A                                                      774
                           Class B                                                    3,643
                           Class C                                                    1,103
                           ----------------------------------------------------------------
                           Other                                                     49,448
                                                                                 ----------
                           Total expenses                                         2,800,612
-------------------------------------------------------------------------------------------
NET INVESTMENT LOSS                                                                (235,115)
-------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED    Net realized gain (loss) on:
GAIN (LOSS)                Investments:
                           Unaffiliated companies                                21,952,395
                           Affiliated companies                                    (135,000)
                           Foreign currency transactions                           (691,072)
                                                                                 ----------
                           Net realized gain                                     21,126,323
                           ----------------------------------------------------------------
                           Net change in unrealized appreciation or
                           depreciation on:
                           Investments                                              491,725
                           Translation of assets and liabilities denominated
                           in foreign currencies                                   (824,768)
                                                                                 ----------
                           Net change                                              (333,043)
                                                                                 ----------
                           Net realized and unrealized gain                      20,793,280
-------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                            $20,558,165
                                                                                -----------
                                                                                -----------


                 See accompanying Notes to Financial Statements.

                 13  Oppenheimer Global Emerging Growth Fund

                           STATEMENTS OF CHANGES IN NET ASSETS

                                                                                          YEAR ENDED SEPTEMBER 30,
                                                                                          1996              1995
----------------------------------------------------------------------------------------------------------------
--------
OPERATIONS             Net investment income (loss)                                       $   (235,115)     $
107,231

-------------------------------------------------------------------------------------------------
                       Net realized gain (loss)                                             21,126,323
(40,930,783)

-------------------------------------------------------------------------------------------------
                       Net change in unrealized appreciation or depreciation                  (333,043)
27,445,462
                                                                                          ------------
------------
                       Net increase (decrease) in net assets resulting from operations      20,558,165
(13,378,090)

-------------------------------------------------------------------------------------------------
BENEFICIAL INTEREST    Net increase (decrease) in net assets resulting from beneficial
TRANSACTIONS           interest transactions--Note 2:
                       Class A                                                              (6,010,385)
(10,093,708)
                       Class B                                                              10,625,564
    --
                       Class C                                                               3,210,027
    --
----------------------------------------------------------------------------------------------------------------
--------
NET ASSETS             Total increase (decrease)                                            28,383,371
(23,471,798)

-------------------------------------------------------------------------------------------------
                       Beginning of period                                                 139,822,986
163,294,784
                                                                                          ------------
------------
                       End of period (including accumulated net investment losses
                       of $266,679 and $130,131, respectively)                            $168,206,357
$139,822,986
                                                                                          ------------
------------
                                                                                          ------------
------------

                       See accompanying Notes to Financial Statements.


                       14  Oppenheimer Global Emerging Growth Fund

                       FINANCIAL HIGHLIGHTS

                                          CLASS A                                                CLASS B      CLASS
C
                                          ------------------------------------------------       ---------
---------
                                                                                                 PERIOD       PERIOD
                                                                                                 ENDED        ENDED
                                          YEAR ENDED SEPTEMBER 30,                               SEPT. 30,    SEPT.
30,
                                          1996       1995       1994       1993       1992       1996(1)
1996(1)
----------------------------------------------------------------------------------------------------------------
-------
PER SHARE OPERATING DATA:
Net asset value, beginning
of period                                 $18.03     $19.35     $21.64     $20.25     $26.90     $17.43       $17.43
--------------------------------------------------------------------------------------------------------------------
Income (loss) from investment
operations:
Net investment income (loss)                (.03)       .01       (.01)      (.10)      (.17)      (.01)
(.01)
Net realized and unrealized
gain (loss)                                 2.96      (1.33)     (2.11)      1.69      (6.47)      3.36         3.37
                                          ------     ------     ------     ------     ------     ------       ------
Total income (loss) from
investment operations                       2.93      (1.32)     (2.12)      1.59      (6.64)      3.35         3.36
--------------------------------------------------------------------------------------------------------------------
Dividends and distributions to
shareholders:
Dividends from net investment
income                                        --         --         --         --       (.01)        --
--
Distributions from net
realized gain                                 --         --       (.17)      (.20)        --         --
--
                                          ------     ------     ------     ------     ------     ------       ------
Total dividends and distributions
to shareholders                               --         --       (.17)      (.20)      (.01)        --
--
--------------------------------------------------------------------------------------------------------------------
Net asset value, end of period            $20.96     $18.03     $19.35     $21.64     $20.25     $20.78       $20.79
                                          ------     ------     ------     ------     ------     ------       ------
                                          ------     ------     ------     ------     ------     ------       ------

--------------------------------------------------------------------------------------------------------------------
TOTAL RETURN, AT NET ASSET VALUE(2)        16.25%     (6.82)%    (9.91)%     7.79%    (24.70)%    19.22%
19.28%
--------------------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
(in thousands)                          $154,082   $139,823   $163,295   $199,697   $129,634    $10,855       $3,269
--------------------------------------------------------------------------------------------------------------------
Average net assets
(in thousands)                          $142,045   $148,378   $190,984   $194,184   $166,144     $4,675       $1,599
--------------------------------------------------------------------------------------------------------------------
Ratios to average net assets:
Net investment income (loss)               (0.15)%    0.07%      (1.05)%    (0.80)%    (0.71)%    (0.42)%(3)
(0.45)%(3)
Expenses                                    1.87%     1.76%       1.77%      1.59%      1.39%      2.56%(3)
2.54%(3)
--------------------------------------------------------------------------------------------------------------------
Portfolio turnover rate(4)                 125.9%    160.3%       54.7%      41.0%       2.6%     125.9%     125.9%
Average brokerage
commission rate(5)                       $0.0030        --          --         --         --    $0.0030    $0.0030



1.For the period from November 1, 1995 (inception of offering) to September 30, 1996.
2. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period (or inception of offering), with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns. Total returns are not annualized for periods of less than one full year.
3. Annualized.
4. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the period ended September 30, 1996 were $182,488,843 and $175,044,184, respectively.
5. Total brokerage commissions paid on applicable purchases and sales of portfolio securities for the period divided by the total number of related shares purchased and sold.

See accompanying Notes to Financial Statements.

15  Oppenheimer Global Emerging Growth Fund

                         NOTES TO FINANCIAL STATEMENTS

------
1. SIGNIFICANT           Oppenheimer Global Emerging Growth Fund (the Fund) is
ACCOUNTING POLICIES      registered under the Investment Company Act of 1940, as
                         amended, as a diversified, open-end management
                         investment company. The Fund's investment objective is
                         to aggressively seek capital appreciation from equity
                         securities. In seeking its objective, the Fund
                         emphasizes investments in emerging growth companies in
                         the U.S. and foreign countries that offer the potential
                         for growth of earnings or capital. The Fund's
                         investment adviser is OppenheimerFunds, Inc. (the
                         Manager). The Fund offers Class A, Class B and Class C
                         shares. Class A shares are sold with a front-end sales
                         charge. Class B and Class C shares may be subject to a
                         contingent deferred sales charge. All three classes of
                         shares have identical rights to earnings, assets and
                         voting privileges, except that each class has its own
                         distribution and/or service plan, expenses directly
                         attributable to a particular class and exclusive voting
                         rights with respect to matters affecting a single
                         class. Class B shares will automatically convert to
                         Class A shares six years after the date of purchase.
                         The following is a summary of significant accounting
                         policies consistently followed by the Fund.
                         -------------------------------------------------------
                         INVESTMENT VALUATION. Portfolio securities are valued
                         at the close of the New York Stock Exchange on each
                         trading day. Listed and unlisted securities for which
                         such information is regularly reported are valued at
                         the last sale price of the day or, in the absence of
                         sales, at values based on the closing bid or the last
                         sale price on the prior trading day. Long-term and
                         short-term "non-money market" debt securities are
                         valued by a portfolio pricing service approved by the
                         Board of Trustees. Such securities which cannot be
                         valued by the approved portfolio pricing service are
                         valued using dealer-supplied valuations provided the
                         Manager is satisfied that the firm rendering the quotes
                         is reliable and that the quotes reflect current market
                         value, or are valued under consistently applied
                         procedures established by the Board of Trustees to
                         determine fair value in good faith. Short-term "money
                         market type" debt securities having a remaining
                         maturity of 60 days or less are valued at cost (or last
                         determined market value) adjusted for amortization to
                         maturity of any premium or discount. Forward foreign
                         currency exchange contracts are valued based on the
                         closing prices of the forward currency contract rates
                         in the London foreign exchange markets on a daily basis
                         as provided by a reliable bank or dealer.
                         -------------------------------------------------------
                         FOREIGN CURRENCY TRANSLATION. The accounting records of
                         the Fund are maintained in U.S. dollars. Prices of
                         securities denominated in foreign currencies are
                         translated into U.S. dollars at the closing rates of
                         exchange. Amounts related to the purchase and sale of
                         securities and investment income are translated at the
                         rates of exchange prevailing on the respective dates of
                         such transactions.
                                   The effect of changes in foreign currency
                         exchange rates on investments is separately identified
                         from fluctuations arising from changes in market values
                         of securities held and reported with all other foreign
                         currency gains and losses in the Fund's Statement of
                         Operations.
                         -------------------------------------------------------
                         REPURCHASE AGREEMENTS. The Fund requires the custodian
                         to take possession, to have legally segregated in the
                         Federal Reserve Book Entry System or to have segregated
                         within the custodian's vault, all securities held as
                         collateral for repurchase agreements. The market value
                         of the underlying securities is required to be at least
                         102% of the resale price at the time of purchase. If
                         the seller of the agreement defaults and the value of
                         the collateral declines, or if the seller enters an
                         insolvency proceeding, realization of the value of the
                         collateral by the Fund may be delayed or limited.
                         -------------------------------------------------------
                         ALLOCATION OF INCOME, EXPENSES, AND GAINS AND LOSSES.
                         Income, expenses (other than those attributable to a
                         specific class) and gains and losses are allocated
                         daily to each class of shares based upon the relative
                         proportion of net assets represented by such class.
                         Operating expenses directly attributable to a specific
                         class are charged against the operations of that class.
                         -------------------------------------------------------
                         FEDERAL TAXES. The Fund intends to continue to comply
                         with provisions of the Internal Revenue Code applicable
                         to regulated investment companies and to distribute all
                         of its taxable income, including any net realized gain
                         on investments not offset by loss carryovers, to
                         shareholders. Therefore, no federal income or excise
                         tax provision is required. At September 30, 1996, the
                         Fund had available for federal income tax purposes an
                         unused capital loss carryover of approximately
                         $29,567,000, which expires between 1998 and 2004.
                         -------------------------------------------------------
                         TRUSTEES' FEES AND EXPENSES. The Fund has adopted a nonfunded retirement plan for the Fund's independent trustees. Benefits are based on years of service and fees paid to each trustee during the years of service.
                         During the year ended September 30, 1996, a provision of $40,711 was made for the Fund's projected benefit obligations and payments of $4,045 were made to retired trustees, resulting in an accumulated liability of $100,657 at September 30, 1996.

                         16  Oppenheimer Global Emerging Growth Fund

--------------------------------------------------------------------------------
1. SIGNIFICANT           DISTRIBUTIONS TO SHAREHOLDERS. Dividends and
ACCOUNTING POLICIES      distributions to shareholders are recorded on the ex-
(CONTINUED)              dividend date.
                         -------------------------------------------------------
                         CLASSIFICATION OF DISTRIBUTIONS TO SHAREHOLDERS. Net
                         investment income (loss) and net realized gain (loss)
                         may differ for financial statement and tax purposes.
                         The character of the distributions made during the year
                         from net investment income or net realized gains may
                         differ from their ultimate characterization for federal
                         income tax purposes. Also, due to timing of dividend
                         distributions, the fiscal year in which amounts are
                         distributed may differ from the year that the income or
                         realized gain (loss) was recorded by the Fund.
                                   During the year ended September 30, 1996, the
                         Fund adjusted the classification of investment income
                         and capital gain (loss) to shareholders to reflect the
                         differences between the financial statement amounts and
                         those determined in accordance with income tax
                         regulations. Accordingly, during the year ended
                         September 30, 1996, amounts have been reclassified to
                         reflect a decrease in undistributed net investment
                         income of $312,755, a decrease in accumulated net
                         realized loss on investments of $460,650, and a
                         decrease in paid-in capital of $147,895. In addition,
                         to properly reflect foreign currency gain in the
                         components of capital, $411,322 of foreign exchange
                         gain determined according to U.S. federal income tax
                         rules has been reclassified from net realized gain to
                         net investment loss.
                         -------------------------------------------------------
                         OTHER. Investment transactions are accounted for on the
                         date the investments are purchased or sold (trade date)
                         and dividend income is recorded on the ex-dividend
                         date. Realized gains and losses on investments and
                         unrealized appreciation and depreciation are determined
                         on an identified cost basis, which is the same basis
                         used for federal income tax purposes.
                                   The preparation of financial statements in
                         conformity with generally accepted accounting
                         principles requires management to make estimates and
                         assumptions that affect the reported amounts of assets
                         and liabilities and disclosure of contingent assets and
                         liabilities at the date of the financial statements and
                         the reported amounts of income and expenses during the
                         reporting period. Actual results could differ from
                         those estimates.
--------------------------------------------------------------------------------
2. SHARES OF             The Fund has authorized an unlimited number of no par
BENEFICIAL INTEREST      value shares of beneficial interest. Transactions in
                         shares of beneficial interest were as follows:

                                                             YEAR ENDED SEPTEMBER 30, 1996(1)  YEAR ENDED SEPTEMBER
30, 1995
                                                             --------------------------------
------------------------------
                                                             SHARES         AMOUNT             SHARES        AMOUNT

----------------------------------------------------------------------------------------------------
                         Class A:
                         Sold                                3,277,006     $ 65,681,449        1,148,488    $
19,774,392
                         Issued in connection with the
                         acquisition of Oppenheimer Global
                         Environment Fund--Note 6                   --               --        1,540,515
27,636,869
                         Redeemed                           (3,681,446)     (71,691,834)      (3,370,269)
(57,504,969)
                                                            ----------      -----------       ----------
-----------
                         Net decrease                         (404,440)    $ (6,010,385)        (681,266)
$(10,093,708)
                                                            ----------      -----------       ----------
-----------
                                                            ----------      -----------       ----------
-----------


----------------------------------------------------------------------------------------------------
                         Class B:
                         Sold                                  722,783     $ 14,601,668               --    $
    --
                         Redeemed                             (200,287)      (3,976,104)              --
    --
                                                            ----------      -----------       ----------
-----------
                         Net increase                          522,496     $ 10,625,564               --    $
    --
                                                            ----------      -----------       ----------
-----------
                                                            ----------      -----------       ----------
-----------

----------------------------------------------------------------------------------------------------
                         Class C:
                         Sold                                  244,882      $ 4,972,628               --    $
    --
                         Redeemed                              (87,599)      (1,762,601)              --
    --
                                                            ----------      -----------       ----------
-----------
                         Net increase                          157,283      $ 3,210,027               --    $
    --
                                                            ----------      -----------       ----------
-----------
                                                            ----------      -----------       ----------
-----------

                         1. For the year ended September 30, 1996 for Class A shares and for the period from November 1, 1995 (inception of offering) to September 30, 1996 for Class B and Class C shares.

                         17  Oppenheimer Global Emerging Growth Fund

--------------------------------------------------------------------------------
3. UNREALIZED GAINS AND At September 30, 1996, net unrealized appreciation on LOSSES ON INVESTMENTS investments of $18,306,324 was composed of gross appreciation of $26,458,740, and gross depreciation of
                         $8,152,416.
--------------------------------------------------------------------------------
4. MANAGEMENT FEES       Management fees paid to the Manager were in accordance
AND OTHER TRANSACTIONS   with the investment advisory agreement with the Fund
WITH AFFILIATES          which provides for a fee of 1% of the first $50 million
                         of average annual net assets, 0.75% of the next $150 million; 0.72% of the next 200 million; 0.69% of the next $200 million; 0.66% of the next $200 million; and 0.60% of net assets in excess of $800 million. The
                         Manager has agreed to reimburse the Fund if aggregate expenses (with specified exceptions) exceed the most stringent applicable regulatory limit on Fund expenses.
                                   For the year ended September 30, 1996,
                         commissions (sales charges paid by investors) on sales of Class A shares totaled $547,341, of which $159,815 was retained by OppenheimerFunds Distributor, Inc.
                         (OFDI), a subsidiary of the Manager, as general distributor, and by an affiliated broker/dealer. Sales charges advanced to broker/dealers by OFDI on sales of the Fund's Class B and Class C shares totaled $280,291 and $29,431 of which $15,404 was paid to an affiliated broker/dealer for Class B. During the period ended
                         September 30, 1996, OFDI received contingent deferred sales charges of $8,208 and $1,057, respectively, upon redemption of Class B and Class C shares as reimbursement for sales commissions advanced by OFDI at the time of sale of such shares.
                                   OppenheimerFunds Services (OFS), a division
                         of the Manager, is the transfer and shareholder servicing agent for the Fund, and for other registered investment companies. OFS's total costs of providing such services are allocated ratably to these companies.
                                   The Fund has adopted a Service Plan for Class
                         A shares to reimburse OFDI for a portion of its costs incurred in connection with the personal service and maintenance of accounts that hold Class A shares.
                         Reimbursement is made quarterly at an annual rate that may not exceed 0.25% of the average annual net assets of Class A shares of the Fund. OFDI uses the service fee to reimburse brokers, dealers, banks and other financial institutions quarterly for providing personal service and maintenance of accounts of their customers that hold Class A shares. During the year ended
                         September 30, 1996, OFDI paid $17,351 to an affiliated broker/dealer as reimbursement for Class A personal service and maintenance expenses.
                                   The Fund has adopted compensation type
                         Distribution and Service Plans for Class B and Class C shares to compensate OFDI for its services and costs in distributing Class B and Class C shares and servicing accounts. Under the Plans, the Fund pays OFDI an annual asset-based sales charge of 0.75% per year on Class B shares and on Class C shares, as compensation for sales commissions paid from its own resources at the time of sale and associated financing costs. If the Plans are terminated by the Fund, the Board of Trustees may allow the Fund to continue payments of the asset-based sales charge to OFDI for certain expenses it incurred before the Plans were terminated. OFDI also receives a service fee of 0.25% per year as compensation for costs incurred in connection with the personal service and maintenance of accounts that hold shares of the Fund, including amounts paid to brokers, dealers, banks and other financial institutions. Both fees are computed on the average annual net assets of Class B and Class C shares, determined as of the close of each regular business day. During the year ended September 30, 1996, OFDI retained $38,764 and $12,877, respectively, as compensation for Class B and Class C sales commissions and service fee advances, as well as financing costs.
                         At September 30, 1996, OFDI had incurred unreimbursed expenses of $284,933 for Class B and $48,241 for Class
                         C.

                         18  Oppenheimer Global Emerging Growth Fund

--------------------------------------------------------------------------------
5. FORWARD CONTRACTS     A forward foreign currency exchange contract (forward
                         contract) is a commitment to purchase or sell a foreign currency at a future date, at a negotiated rate.
                                   The Fund uses forward contracts to seek to
                         manage foreign currency risks. They may also be used to tactically shift portfolio currency risk. The Fund generally enters into forward contracts as a hedge upon the purchase or sale of a security denominated in a foreign currency. In addition, the Fund may enter into such contracts as a hedge against changes in foreign currency exchange rates on portfolio positions.
                                   Forward contracts are valued based on the
                         closing prices of the forward currency contract rates in the London foreign exchange markets on a daily basis as provided by a reliable bank or dealer. The Fund will realize a gain or loss upon the closing or settlement of the forward transaction.
                                   Securities held in segregated accounts to
                         cover net exposure on outstanding forward contracts are noted in the Statement of Investments where applicable.
                         Unrealized appreciation or depreciation on forward contracts is reported in the Statement of Assets and Liabilities. Realized gains and losses are reported with all other foreign currency gains and losses in the Fund's Statement of Operations.
                                   Risks include the potential inability of the
                         counterparty to meet the terms of the contract and unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

                         At September 30, 1996, the Fund had outstanding forward contracts to purchase and sell foreign currencies as follows:

                                                  CONTRACT AMOUNT      VALUATION AS OF       UNREALIZED
UNREALIZED
CONTRACTS TO PURCHASE         EXPIRATION DATE     (000'S)              SEPTEMBER 30, 1996    APPRECIATION
DEPRECIATION
----------------------------------------------------------------------------------------------------------------
-----------
British Pound Sterling (GBP)  10/2/96                      38 GBP      $   59,629               $     34
$     --
----------------------------------------------------------------------------------------------------------------
-----------
Japanese Yen (JPY)            10/1/96                 343,940 JPY       3,088,125                     --
  12,948
                                                                       ----------               --------
--------
                                                                       $3,147,754                     34
  12,948
                                                                       ----------               --------
--------
                                                                       ----------               --------
--------
CONTRACTS TO SELL
----------------------------------------------------------------------------------------------------------------
-----------
Indonesian Rupiah (IDR)       10/1/96--10/2/96         33,562 IDR      $   14,457               $      3
$     --
----------------------------------------------------------------------------------------------------------------
-----------
Japanese Yen (JPY)            10/1/96--10/6/96        687,880 JPY       6,216,417                112,830
      --
                                                                       ----------               --------
--------
                                                                       $6,230,874                112,833
      --
                                                                       ----------               --------
--------
                                                                       ----------
Total Unrealized Appreciation and Depreciation                                                  $112,867
$ 12,948
                                                                                                --------
--------
                                                                                                --------
--------

----------------------------------------------------------------------------------------------------------------
-----------

6. ACQUISITION OF        On November 18, 1994, the Fund acquired all of the net
OPPENHEIMER GLOBAL       assets of Oppenheimer Global Environment Fund, pursuant
ENVIRONMENT FUND         to an Agreement and Plan of Reorganization approved by
                         the Oppenheimer Global Environment Fund shareholders on
                         November 4, 1994. The Fund issued 1,540,515 Class A shares of beneficial interest, valued at $27,636,869, in exchange for the net assets, resulting in combined
                         Class A net assets of $174,971,153 on November 18,
                         1994. The net assets acquired included net unrealized appreciation of $2,684,431. The exchange qualifies as a tax-free reorganization for federal income tax purposes.

                                Appendix A

                         Industry Classifications


Aerospace/Defense
Air Transportation
Auto Parts Distribution
Automotive
Bank Holding Companies
Banks
Beverages
Broadcasting
Broker-Dealers
Building Materials
Cable Television
Chemicals
Commercial Finance
Computer Hardware
Computer Software
Conglomerates
Consumer Finance
Containers
Convenience Stores
Department Stores
Diversified Financial
Diversified Media
Drug Stores
Drug Wholesalers
Durable Household Goods
Education
Electric Utilities
Electrical Equipment
Electronics
Energy Services & Producers
Entertainment/Film
Environmental

Food
Gas Transmission
Gas Utilities
Gold
Health Care/Drugs
Health Care/Supplies & Services
Homebuilders/Real Estate
Hotel/Gaming
Industrial Services
Insurance
Leasing & Factoring
Leisure
Manufacturing
Metals/Mining
Nondurable Household Goods
Oil - Integrated
Paper
Publishing/Printing
Railroads
Restaurants
Savings & Loans
Shipping
Special Purpose Financial
Specialty Retailing
Steel
Supermarkets
Telecommunications - Technology
Telephone - Utility
Textile/Apparel
Tobacco
Toys
Trucking
Investment Advisor
     OppenheimerFunds, Inc.
     Two World Trade Center
     New York, New York 10048-0203

Distributor
     OppenheimerFunds Distributor, Inc.
     Two World Trade Center
     New York, New York 10048-0203

Transfer and Shareholder Servicing  Agent
     OppenheimerFunds Services
     P.O. Box 5270
     Denver, Colorado 80217
     1-800-525-7048

Custodian of Portfolio Securities
     The Bank of New York
     One Wall Street
     New York, New York 10015

Independent Auditors
     KPMG Peat Marwick LLP
     707 Seventeenth Street
     Denver, Colorado 80202

Legal Counsel
     Gordon Altman Butowsky Weitzen Shalov & Wein
     114 West 47th Street
     New York, New York  10036

OPPENHEIMER GLOBAL FUND
ANNUAL REPORT SEPTEMBER 30, 1996

[PHOTO]

"We have ambitious
long-term goals,
so we need our
investments
to grow over
time."

[OPPENHEIMER LOGO]

                                      NEWS

                                BEAT THE AVERAGE

Cumulative Total Return for the
3-Year Period Ended 9/30/96:

Oppenheimer Global Fund
Class A (at net asset value)(1)

47.15%

Lipper Global Funds Average for 75
Funds for the 3-Year Period Ended 9/30/96(3)

36.90%

THIS FUND IS FOR PEOPLE WHO WANT TO TAKE ADVANTAGE OF OUTSTANDING
GROWTH OPPORTUNITIES THE WORLD OVER.

HOW YOUR FUND IS MANAGED

Oppenheimer Global Fund looks for outstanding growth opportunities around the world. The Fund's managers search out companies that stand to benefit from one or more key global trends, such as telecommunications expansion, emerging consumer markets, infrastructure development, and global integration. The Fund has the flexibility to invest in companies in developed markets as well as those in emerging markets that hold huge potential demand for goods and services of the industrialized world.

PERFORMANCE

Total returns at net asset value for the 12 months ended 9/30/96 were 12.98% for Class A shares and 12.07% for Class B shares.
Cumulative total return at net asset value for Class C shares since inception on 10/2/95 was 12.34%.

(1) Your Fund's average annual total returns at maximum offering price for Class A shares for the 1-, 5- and 10-year periods ended 9/30/96 were 6.49%, 9.33% and 12.26%, respectively. For Class B shares, average annual total returns for the 1-year period ended 9/30/96 and since inception on 8/17/93 were 7.07% and 13.05%, respectively. For Class C shares, cumulative total return since inception on 10/2/95 was 11.34%.

(2) OUTLOOK

"Although it is difficult to forecast investment performance over short periods of time, we are quite optimistic over the next few years. We think that as the world evolves towards a truly global stock market, a bottom-up, global theme-oriented investment style, such as that employed by this Fund, should do very well."

                           Bill Wilby, Portfolio Manager

September 30, 1996

Total returns include change in share price and reinvestment of dividends and capital gains distributions. In reviewing the notes that follow on performance and rankings, please be aware that past performance does not guarantee future results. Investment return and principal value of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost.

1. Based on the change in net asset value per share for the period shown, without deducting any sales charges. Such performance would have been lower if sales charges were taken into account.

2. Class A returns show results of hypothetical investments on 9/30/95, 9/30/91 and 9/30/86, after deducting the current maximum initial sales charge of 5.75%. Class A shares were first publicly offered on 12/22/69. The Fund's maximum sales charge rate for Class A shares was higher during a portion of some of the periods shown, and actual investment results will be different as a result of the change. Class B returns show results of hypothetical investments on 9/30/95 and 8/17/93 (inception of class), after the deduction of the applicable contingent deferred sales charge of 5% (1-year) and 3% (since inception). Class C returns show results of a hypothetical investment on 10/2/95 (inception of class), after the deduction of the 1% contingent deferred sales charge. An explanation of the different total returns is in the Fund's prospectus.

3. Source: Lipper Analytical Services. The average is shown for comparative purposes only. Oppenheimer Global Fund is characterized by Lipper as a global fund. Lipper performance does not take sales charges into consideration. The Fund was not managed or offered as a "global" fund prior to 1987, but held foreign securities in its portfolio prior to becoming a global fund.

2  Oppenheimer Global Fund

[PHOTO]
Bridget A. Macaskill
President
Oppenheimer
Global Fund

DEAR SHAREHOLDER,

While most of the world's markets have lagged the amazing growth of domestic stocks this year, we believe the time is right for them to catch up. This belief, coupled with the strong though at times unpredictable performance of the U.S. market over the period, makes a compelling case for global funds, which typically invest in a combination of domestic and foreign securities.

Over the past six months, the U.S. stock market has shown investors just how resilient it can be. During this summer, the Dow declined nearly 10%, only to soar to record highs in the fall. As a result, stock valuations are now high, indicating that this bull market could be nearing the top of the mountain. However, due to solid corporate profits, low inflation, and stabilized interest rates, we remain optimistic that this market has enough strength to advance through 1997.
While we've been pleased with earnings in the U.S. market, we believe now is the time to focus on good opportunities abroad. Why? Analysts estimate earnings in North America for 1996 will be up about 8% by the end of this year. Across the rest of the globe, however, they predict corporate earnings will increase by almost 40%, with the potential for an additional 17% gain in 1997. In fact, particularly in Europe, we're seeing a trend in corporate restructuring, including downsizing, outsourcing and spinoffs.

As for economic growth in developing countries, Brazil has emerged as a dominant player in 1996, and we believe it has great potential for the coming years. In general, the spending power of the population in developing countries keeps growing. For the first time, a substantial number of individuals are buying consumer products, including motorcycles, TVs and cars.

        Additionally, there has been a turnabout in Japan. After a five-year recession, the Japanese economy recently began to recover, unearthing numerous investment opportunities. Furthermore, around the world, there has been a significant move toward capitalism. Right now, the wealth of the world is built on the combined spending power of 700 million people. However, as the 4.5 billion people who live in developing countries become more capitalistic, we will undoubtedly see a chain reaction which may revitalize a number of industries that cater to the consumer.

        Despite this pickup in global economic growth, inflation has remained low. Moreover, many European governments are now concentrating on balancing their budgets in anticipation of a European monetary union. So, it is reasonable to expect global interest rates to remain low into 1997. In the end, all these changes bode well for global stock markets and economies.

     Because investing abroad involves greater risk and expenses, including political and economic uncertainties, currency rate fluctuations and liquidity restrictions, it should be undertaken with a long-term approach in mind. That said, we're confident that by diversifying your investments throughout the world, you should be well positioned to participate in any economic environment.

        Your portfolio managers discuss the outlook for your Fund in light of these broad issues on the following pages. Thank you for your confidence in OppenheimerFunds. We look forward to helping you reach your investment goals in the future.

/s/ BRIDGET A. MACASKILL
--------------------------
Bridget A. Macaskill


October 21, 1996

3  Oppenheimer Global Fund

Q  WHAT INVESTMENTS MADE POSITIVE CONTRIBUTIONS TO PERFORMANCE?

Q+A

[PHOTO]

AN INTERVIEW WITH YOUR FUND'S MANAGERS.

HOW HAS THE FUND PERFORMED OVER THE PERIOD?

The past six months have been difficult for foreign markets in general. However,despite many uncertainties around the world, many foreign markets have shown signs of improvement. As a result, Global Fund was ranked 59th out of 151 funds in its category rated by Lipper Analytical Services for the 1-year period ended 9/30/96.(1)

[PHOTO]

WHAT INVESTMENTS MADE POSITIVE CONTRIBUTIONS TO PERFORMANCE?

Our stock selection has been good overall in our global theme areas, which are telecommunications, emerging consumer markets, infrastructure, capital market development, health care, natural resources, corporate restructuring and efficiency enhancement.

        In particular, we did well with many of our holdings within our natural resources theme--specifically, oil services companies. For example, we had large positions in energy-related companies as oil prices moved higher this year. This rise was due to a simple matter of supply and demand. Heating oil inven-tories have been seasonally low in the U.S., while demand has been stronger than anticipated. Meanwhile, overseas emerging economies' demand for oil continues to grow inexorably while non-OPEC production has slowed.(2)

[PHOTO]

DID ANY INVESTMENTS NOT PERFORM AS YOU HAD EXPECTED?

Though we were pleased with the majority of our holdings, we did have a few disappointments. Some of them centered around our expectations for Japanese stocks. For example, we correctly anticipated the economic recovery in Japan, and more important, the positive impact it would have on corporate earnings there. We also predicted that Japanese interest rates would remain low, which is good news for a depressed economy. Normally these two conditions translate

1. Source: Lipper Analytical Services, 9/30/96. Oppenheimer Global Fund is characterized by Lipper as a global fund. Lipper does not take sales charges into consideration.

2. The Fund's portfolio is subject to change.

4  Oppenheimer Global Fund

FACING PAGE

Top left: Bill Wilby, Portfolio Manager

Top right:Frank Jennings, Member
of Global Investments Team

Bottom: Robert Doll, Executive VP,
Director of Equity Investments

THIS PAGE
Top: George Evans, Member
of Global Investments Team

Bottom: Shanquan Li, Member
of Global Investments Team

A  WE DID WELL WITH MANY OF OUR HOLDINGS WITHIN OUR NATURAL
RESOURCE THEME.

into high stock price performance, which we were poised to enjoy;
however, in this case it didn't, and the Japanese market declined.

        Another disappointment stemmed from our investment in gold stocks. We believed the price of gold would increase this period for two reasons. First, easier monetary policy in China and Japan should have translated into increased Asian demand for gold. Second, producer forward selling should have exhausted the supply of gold to the market. However, European central banks sold considerably more of their gold holdings than anticipated, which bridged the gap between supply and demand. As a result, the price of gold actually declined.

[PHOTO]

WHAT AREAS ARE YOU CURRENTLY TARGETING?

We continue to focus on selecting companies among our eight global themes; however, there are some particular areas about which we are very confident. In health care, we recently used the sharp decline in the biotechnology sector to add to our biotech holdings in the portfolio. We're focusing on companies that have strong earnings profiles, as well as good R & D pipelines.

        We have also established positions in several European banks, which we feel are at giveaway levels relative to their future earnings potential. We believe European banks are at similar stages in their development as were U.S. banks in 1990-91. By streamlining their operations, as U.S. banks did during that period, they too should benefit. Although restructuring efforts will be more difficult in the highly regulated European environment, we have recently seen concrete signs of movement in that direction.

[PHOTO]

WHAT IS YOUR OUTLOOK FOR THE FUND?

Although it is difficult to forecast investment performance over short periods of time, we are quite optimistic over the next few years. We think that as the world evolves towards a truly global stock market, a bottom-up, global theme-oriented investment style, such as that employed by this Fund, should do very well. As national economic and financial conditions converge, company-focused stock picking from a global perspective should thrive.

5 Oppenheimer Global Fund

FINANCIALS

--------------------------------------------------
CONTENTS
--------------------------------------------------

Statement of Investments                        7
Statement of Assets and Liabilities            14
Statement of Operations                        15
Statements of Changes in Net Assets            16
Financial Highlights                           17
Notes to Financial Statements                  18
Independent Auditors' Report                   23
Federal Income Tax Information                 24





6  Oppenheimer Global Fund

STATEMENT OF INVESTMENTS   September 30, 1996


MARKET VALUE
                                                                                                SHARES
SEE NOTE 1
================================================================================================================
================
COMMON STOCKS--97.7%
----------------------------------------------------------------------------------------------------------------
----------------
BASIC MATERIALS--3.3%
----------------------------------------------------------------------------------------------------------------
----------------
CHEMICALS--0.7%                  Minerals Technologies, Inc.                                     585,000
 $  21,864,375
----------------------------------------------------------------------------------------------------------------
----------------
GOLD--1.2%                       Newmont Mining Corp.                                            750,000
    35,437,500
----------------------------------------------------------------------------------------------------------------
----------------
METALS--1.4%                     Cia Vale Do Rio Doce, Preference                                692,000
    13,724,188

-----------------------------------------------------------------------------------------------
                                 Cia de Minas Buenaventura SA, Sponsored ADR(1)(2)               285,000
     5,486,250

-----------------------------------------------------------------------------------------------
                                 Freeport-McMoRan Copper & Gold, Inc., Cl. B                     757,500
    23,671,875

 -------------

    42,882,313

----------------------------------------------------------------------------------------------------------------
----------------
CONSUMER CYCLICALS--12.9%
----------------------------------------------------------------------------------------------------------------
----------------
AUTOS & HOUSING--1.7%            Autobacs Seven Co. Ltd.                                         140,000
    12,356,452

-----------------------------------------------------------------------------------------------
                                 IRSA Inversiones y Representaciones, SA                       3,314,458
     9,679,456

-----------------------------------------------------------------------------------------------
                                 Porsche AG, Preference(2)                                        44,100
    30,156,268

 -------------

    52,192,176

----------------------------------------------------------------------------------------------------------------
----------------
LEISURE & ENTERTAINMENT--0.4%    Resorts World Berhad                                          2,125,000
    12,038,584
----------------------------------------------------------------------------------------------------------------
----------------
MEDIA--1.1%                      News Corp. Ltd., ADR(1)                                       1,000,000
    20,875,000

-----------------------------------------------------------------------------------------------
                                 Reuters Holdings PLC, Series B, ADR                             165,500
    11,460,875

 -------------

    32,335,875

----------------------------------------------------------------------------------------------------------------
----------------
RETAIL: GENERAL--0.6%            PT Matahari Putra Prima                                       3,499,750
     3,806,534

-----------------------------------------------------------------------------------------------
                                 Sonae Investimentos                                             489,000
    14,187,161

 -------------

    17,993,695

----------------------------------------------------------------------------------------------------------------
----------------
RETAIL: SPECIALTY--9.1%          adidas AG(1)                                                    600,000
    54,679,023

-----------------------------------------------------------------------------------------------
                                 Benetton Group SpA(1)                                         1,602,100
    18,051,977

-----------------------------------------------------------------------------------------------
                                 Cifra SA de CV, Unsponsored ADR, B Shares(1)(2)               7,500,000
    10,807,500

-----------------------------------------------------------------------------------------------
                                 Circuit City Stores, Inc.                                       466,300
    16,845,087

-----------------------------------------------------------------------------------------------
                                 FamilyMart Co.                                                  385,000
    17,249,380

-----------------------------------------------------------------------------------------------
                                 Giordano International Ltd.                                  14,160,000
    12,451,542

-----------------------------------------------------------------------------------------------
                                 Jusco Co.                                                       600,000
    18,262,624

-----------------------------------------------------------------------------------------------
                                 Reebok International Ltd.                                       900,000
    31,275,000

-----------------------------------------------------------------------------------------------
                                 Wella AG(1)                                                     120,000
    72,459,540

-----------------------------------------------------------------------------------------------
                                 Wolford AG(1)                                                   105,200
    26,863,399

 -------------

   278,945,072

----------------------------------------------------------------------------------------------------------------
----------------
CONSUMER NON-CYCLICALS--17.5%
----------------------------------------------------------------------------------------------------------------
----------------
BEVERAGES--2.4%                  Allied Domecq PLC                                             1,999,800
    14,006,654

-----------------------------------------------------------------------------------------------
                                 Fomento Economico Mexicano SA, Cl. B,
                                   Sponsored ADR(1)(3)                                         2,600,000
     7,972,121

-----------------------------------------------------------------------------------------------
                                 Hellenic Bottling Co., SA                                       230,000
     7,826,698

-----------------------------------------------------------------------------------------------
                                 Panamerican Beverages, Inc., Cl. A                              600,000
    24,675,000

-----------------------------------------------------------------------------------------------
                                 South African Breweries Ltd.                                    681,300
    18,171,913

 -------------

    72,652,386


7  Oppenheimer Global Fund


MARKET VALUE
                                                                                                  SHARES        SEE
NOTE 1
----------------------------------------------------------------------------------------------------------------
--------------
HEALTHCARE/DRUGS--9.8%           Amgen, Inc.(2)                                                   835,000
$  52,709,375

---------------------------------------------------------------------------------------------
                                 Astra AB Free, Series A                                          397,800
  16,798,226

---------------------------------------------------------------------------------------------
                                 BioChem Pharma, Inc.(2)                                          700,000
  28,087,500

---------------------------------------------------------------------------------------------
                                 Ciba-Geigy AG                                                     20,000
  25,591,321

---------------------------------------------------------------------------------------------
                                 Eisai Co. Ltd.                                                   800,000
  15,227,832

---------------------------------------------------------------------------------------------
                                 Genzyme Corp.(1)(2)                                            1,354,270
  34,533,885

---------------------------------------------------------------------------------------------
                                 Glaxo Wellcome PLC, Sponsored ADR                              2,000,000
  62,250,000

---------------------------------------------------------------------------------------------
                                 Johnson & Johnson                                                500,000
  25,625,000

---------------------------------------------------------------------------------------------
                                 K-V Pharmaceutical Co., Cl. A(2)(4)                              376,800
   4,474,500

---------------------------------------------------------------------------------------------
                                 K-V Pharmaceutical Co., Cl. B(2)(4)                              264,900
   3,112,575

---------------------------------------------------------------------------------------------
                                 Sanofi SA                                                        400,000
  32,798,250

-------------

 301,208,464

----------------------------------------------------------------------------------------------------------------
--------------
HEALTHCARE/SUPPLIES &
SERVICES--4.4%                   Clinica y Maternidad Suizo Argentino(2)(4)(5)                      1,800
  15,989,454

---------------------------------------------------------------------------------------------
                                 Gehe AG                                                          280,000
  18,724,615

---------------------------------------------------------------------------------------------
                                 Quintiles Transnational Corp.(2)(5)                              486,392
  32,065,393

---------------------------------------------------------------------------------------------
                                 Rhoen-Klinikum AG, Preference, Non-vtg.                          144,688
  16,126,352

---------------------------------------------------------------------------------------------
                                 United States Surgical Corp.                                   1,200,000
  51,000,000

-------------

 133,905,814

----------------------------------------------------------------------------------------------------------------
--------------
TOBACCO--0.9%                    B.A.T. Industries PLC                                          3,005,000
  19,990,049

---------------------------------------------------------------------------------------------
                                 Philip Morris Cos., Inc.                                         100,000
   8,975,000

-------------

  28,965,049

----------------------------------------------------------------------------------------------------------------
--------------
ENERGY--7.2%
----------------------------------------------------------------------------------------------------------------
--------------
ENERGY SERVICES &
PRODUCERS--2.9%                  Coflexip SA, Sponsored ADR(2)(4)                                 681,000
  14,811,750

---------------------------------------------------------------------------------------------
                                 Global Marine, Inc.(2)                                         1,635,000
  25,751,250

---------------------------------------------------------------------------------------------
                                 Transocean Offshore, Inc.                                        501,549
  30,719,876

---------------------------------------------------------------------------------------------
                                 Western Atlas, Inc.(2)                                           300,700
  18,718,575

-------------

  90,001,451

----------------------------------------------------------------------------------------------------------------
--------------
OIL-INTEGRATED--4.3%             British Petroleum Co. PLC, ADR(1)                                189,402
  23,675,250

---------------------------------------------------------------------------------------------
                                 Gulf Canada Resources Ltd.(2)                                  2,826,000
  17,632,848

---------------------------------------------------------------------------------------------
                                 Lukoil Oil Co., Sponsored ADR(1)                                 190,300
   6,941,059

---------------------------------------------------------------------------------------------
                                 Renaissance Energy Ltd.(2)                                       285,900
   8,384,213

---------------------------------------------------------------------------------------------
                                 Royal Dutch Petroleum Co.                                        177,100
  27,649,737

---------------------------------------------------------------------------------------------
                                 Total SA, B Shares                                               379,627
  29,899,413

---------------------------------------------------------------------------------------------
                                 Unocal Corp.                                                     454,000
  16,344,000

-------------

 130,526,520




8  Oppenheimer Global Fund

MARKET VALUE
                                                                                          SHARES               SEE
NOTE 1
----------------------------------------------------------------------------------------------------------------
-------------
FINANCIAL--16.9%
----------------------------------------------------------------------------------------------------------------
-------------
BANKS--9.2%                      Banco Bradesco SA, Preference                            2,354,116,632         $
19,943,420

--------------------------------------------------------------------------------------------
                                 Banco Frances del Rio de la Plata SA,
                                   Sponsored ADR(1)                                             575,000
 15,021,875

--------------------------------------------------------------------------------------------
                                 Banco Latinoamericano de Exportaciones
                                   SA, Cl. E                                                    380,000
 21,327,500

--------------------------------------------------------------------------------------------
                                 Bank of East Asia Ltd.(1)                                    3,629,000
 13,351,197

--------------------------------------------------------------------------------------------
                                 Barclays PLC                                                 2,025,561
 29,767,544

--------------------------------------------------------------------------------------------
                                 Chase Manhattan Corp. (New)                                    300,000
 24,037,500

--------------------------------------------------------------------------------------------
                                 Citicorp                                                       300,000
 27,187,500

--------------------------------------------------------------------------------------------
                                 HSBC Holdings PLC                                            2,026,155
 37,598,935

--------------------------------------------------------------------------------------------
                                 Industrial Credit & Investment Corp. of
                                   India Ltd. (The), GDR(3)                                     872,800
  9,709,900

--------------------------------------------------------------------------------------------
                                 Industrial Finance Corp.(4)                                  4,190,099
 17,144,507

--------------------------------------------------------------------------------------------
                                 Northern Trust Corp.                                           300,000
 19,725,000

--------------------------------------------------------------------------------------------
                                 Philippine National Bank(2)                                    750,000
 12,364,208

--------------------------------------------------------------------------------------------
                                 PT Lippo Bank                                                2,454,000
  3,805,470

--------------------------------------------------------------------------------------------
                                 Standard Chartered Bank PLC                                  2,884,200
 31,406,266

-------------

282,390,822

----------------------------------------------------------------------------------------------------------------
-------------
DIVERSIFIED FINANCIAL--5.6%      ABN Amro Holding NV                                            300,000
 16,639,878

--------------------------------------------------------------------------------------------
                                 American Express Co.                                           400,000
 18,500,000

--------------------------------------------------------------------------------------------
                                 Cie Financiere de Paribas, Series A                            500,000
 32,162,745

--------------------------------------------------------------------------------------------
                                 First NIS Regional Fund(2)(5)                                1,320,000
 13,860,000

--------------------------------------------------------------------------------------------
                                 ING Groep NV                                                   645,947
 20,160,478

--------------------------------------------------------------------------------------------
                                 MBNA Corp.                                                     700,000
 24,325,000

--------------------------------------------------------------------------------------------
                                 Merrill Lynch & Co., Inc.(1)                                   200,000
 13,125,000

--------------------------------------------------------------------------------------------
                                 Societe Generale                                               300,000
 33,189,628

-------------

171,962,729

----------------------------------------------------------------------------------------------------------------
-------------
INSURANCE--2.1%                  American International Group, Inc.                             200,000
 20,150,000

--------------------------------------------------------------------------------------------
                                 National Mutual Asia Ltd.                                   10,000,000
  8,793,462

--------------------------------------------------------------------------------------------
                                 Reinsurance Australia Corp. Ltd.                             2,200,000
  6,301,391

--------------------------------------------------------------------------------------------
                                 Skandia Forsakrings AB                                       1,000,000
 27,674,303

-------------

 62,919,156

----------------------------------------------------------------------------------------------------------------
-------------
INDUSTRIAL--13.0%
----------------------------------------------------------------------------------------------------------------
-------------
ELECTRICAL EQUIPMENT--1.0%       FORE Systems, Inc.(2)                                          250,000
 10,343,750

--------------------------------------------------------------------------------------------
                                 LEM Holdings SA(4)                                              25,000
  5,803,518

--------------------------------------------------------------------------------------------
                                 Ushio, Inc.                                                  1,200,000
 13,683,500

-------------

 29,830,768





9  Oppenheimer Global Fund


MARKET VALUE
                                                                                            SHARES             SEE
NOTE 1
----------------------------------------------------------------------------------------------------------------
-------------
INDUSTRIAL SERVICES--6.6%        Adecco SA                                                     100,000          $
27,521,838

--------------------------------------------------------------------------------------------
                                 Boskalis Westminster                                        1,255,000
 24,499,255

--------------------------------------------------------------------------------------------
                                 Cordiant PLC(2)                                            10,070,000
 17,632,639

--------------------------------------------------------------------------------------------
                                 IHC Caland NV                                                 500,000
 26,330,401

--------------------------------------------------------------------------------------------
                                 PT Citra Marga Nusaphala Persada                            8,300,000
  5,631,057

--------------------------------------------------------------------------------------------
                                 Rentokil Group PLC                                          2,500,000
 16,337,519

--------------------------------------------------------------------------------------------
                                 VBH Vereinigter Baubeschlag Handel AG                         298,100
  7,383,778

--------------------------------------------------------------------------------------------
                                 WMX Technologies, Inc.                                        515,000
 16,930,625

--------------------------------------------------------------------------------------------
                                 WPP Group PLC                                              15,920,000
 58,365,435

-------------

200,632,547

----------------------------------------------------------------------------------------------------------------
-------------
MANUFACTURING--4.1%              Bic Corp.                                                     200,000
 26,272,700

--------------------------------------------------------------------------------------------
                                 Bobst Bearers AG                                               12,830
 16,682,940

--------------------------------------------------------------------------------------------
                                 Bombardier, Inc., Cl. B                                     1,977,900
 28,166,787

--------------------------------------------------------------------------------------------
                                 Hutchison Whampoa Ltd.                                      5,001,000
 33,628,785

--------------------------------------------------------------------------------------------
                                 Powerscreen International PLC                               2,580,000
 22,164,463

-------------

126,915,675

----------------------------------------------------------------------------------------------------------------
-------------
TRANSPORTATION--1.3%             Brambles Industries Ltd.(1)                                 1,500,000
 24,330,457

--------------------------------------------------------------------------------------------
                                 Guangshen Railway Co. Ltd., Sponsored ADR(2)                  750,000
 14,250,000

-------------

 38,580,457

----------------------------------------------------------------------------------------------------------------
-------------
TECHNOLOGY--19.6%
----------------------------------------------------------------------------------------------------------------
-------------
AEROSPACE/DEFENSE--1.2%          Rolls-Royce PLC                                            10,000,000
 37,424,644
----------------------------------------------------------------------------------------------------------------
-------------
COMPUTER HARDWARE--0.6%          Cascade Communications Corp.(2)                                69,600
  5,672,400

--------------------------------------------------------------------------------------------
                                 QUALCOMM, Inc.(2)                                             329,000
 13,982,500

-------------

 19,654,900

----------------------------------------------------------------------------------------------------------------
-------------
COMPUTER SOFTWARE--10.1%         Cap Gemini SA(2)                                              400,000
 17,515,133

--------------------------------------------------------------------------------------------
                                 Computer Associates International, Inc.                       300,000
 17,925,000

--------------------------------------------------------------------------------------------
                                 First Data Corp.                                              376,000
 30,691,000

--------------------------------------------------------------------------------------------
                                 Ines Corp.(1)                                                 600,000
 10,828,281

--------------------------------------------------------------------------------------------
                                 Microsoft Corp.(2)                                            200,000
 26,375,000

--------------------------------------------------------------------------------------------
                                 Misys PLC                                                   1,260,000
 17,177,377

--------------------------------------------------------------------------------------------
                                 Nintendo Co. Ltd.                                           1,545,900
 99,242,949

--------------------------------------------------------------------------------------------
                                 Oracle Corp.(2)                                               375,000
 15,960,938

--------------------------------------------------------------------------------------------
                                 SAP AG, Preference                                            317,500
 53,289,101

--------------------------------------------------------------------------------------------
                                 SAP AG, Sponsored ADR, Series 1996(5)                         350,000
 19,687,500

---------------

308,692,279





10  Oppenheimer Global Fund

MARKET VALUE
                                                                                            SHARES
SEE NOTE 1
----------------------------------------------------------------------------------------------------------------
-------------
ELECTRONICS--4.1%                Advanced Semiconductor Engineering, Inc., GDR                 641,580
$  4,876,008

--------------------------------------------------------------------------------------------
                                 Intel Corp.                                                   240,000
 22,905,000

--------------------------------------------------------------------------------------------
                                 Keyence Corp.                                                 200,000
 24,781,141

--------------------------------------------------------------------------------------------
                                 Rohm Co.                                                      204,000
 12,876,496

--------------------------------------------------------------------------------------------
                                 SGS-Thomson Microelectronics NV(2)                            700,000
 33,162,500

--------------------------------------------------------------------------------------------
                                 Sony Corp.(1)                                                 320,000
 20,198,426

--------------------------------------------------------------------------------------------
                                 Taiwan Semiconductor Manufacturing Co.(5)                   3,434,000
  6,685,543

------------

125,485,114

----------------------------------------------------------------------------------------------------------------
-------------
TELECOMMUNICATIONS-              Ascend Communications, Inc.(2)                                 87,900
  5,812,388
TECHNOLOGY--3.6%
--------------------------------------------------------------------------------------------
                                 Cisco Systems, Inc.(2)                                        495,400
 30,745,763

--------------------------------------------------------------------------------------------
                                 Korea Mobile Telecommunications Corp.                          21,819
 25,336,848

--------------------------------------------------------------------------------------------
                                 Millicom International Cellular SA(2)                         600,000
 24,225,000

--------------------------------------------------------------------------------------------
                                 Millicom, Inc.(2)                                             207,000
         --

--------------------------------------------------------------------------------------------
                                 Telecom Italia Mobile SpA(1)                               10,918,200
 24,245,927

-------------

110,365,926

----------------------------------------------------------------------------------------------------------------
-------------
UTILITIES--7.3%
----------------------------------------------------------------------------------------------------------------
-------------
ELECTRIC UTILITIES--2.3%         Consolidated Electric Power Asia Ltd., ADS                 12,000,000
 25,371,724

--------------------------------------------------------------------------------------------
                                 Empresa Nacional de Electricidad SA                           400,000
 23,550,482

--------------------------------------------------------------------------------------------
                                 Veba AG                                                       400,000
 20,958,981

-------------

 69,881,187

----------------------------------------------------------------------------------------------------------------
-------------
TELEPHONE UTILITIES--5.0%        Cia de Telecommunicaciones de Chile SA,
                                   Sponsored ADR(1)                                             16,600
  1,603,975

--------------------------------------------------------------------------------------------
                                 CPT Telefonica del Peru SA, Cl. B                          11,599,949
 26,203,430

--------------------------------------------------------------------------------------------
                                 PLD Telekom, Inc.(2)                                        1,136,200
  8,237,450

--------------------------------------------------------------------------------------------
                                 Portugal Telecom SA                                           777,700
 20,005,947

--------------------------------------------------------------------------------------------
                                 PT Telekomunikasi Indonesia, Sponsored ADR(1)                 342,000
 10,644,750

--------------------------------------------------------------------------------------------
                                 Telecom Italia SpA(1)                                      13,000,000
 28,911,662

--------------------------------------------------------------------------------------------
                                 Telecomunicacoes Brasileiras SA, Preference               732,452,000
 57,854,758

--------------

153,461,972

--------------
                                 Total Common Stocks (Cost $2,431,368,922)
2,989,147,450

================================================================================================================
=============
PREFERRED STOCKS--0.5%
----------------------------------------------------------------------------------------------------------------
-------------
                                 Marschollek, Lautenschlaeger und Partner-VO,
                                 Non-vtg. Preferred Stock (Cost $8,842,223)                    127,000
 15,986,730




11  Oppenheimer Global Fund


MARKET VALUE
                                                                                                   UNITS
SEE NOTE 1
================================================================================================================
=============
RIGHTS, WARRANTS AND CERTIFICATES--0.1%

----------------------------------------------------------------------------------------------------------------
-------------
                               American Satellite Network, Inc. Wts., Exp. 6/99                       51,750
$         --

----------------------------------------------------------------------------------------------
                               PT Matahari Putra Prima Rts., Exp. 11/96                            3,499,750
  2,298,996

------------
                               Total Rights, Warrants and Certificates (Cost $0)
  2,298,996

                                                                                                 FACE
                                                                                                 AMOUNT

================================================================================================================
=============
REPURCHASE AGREEMENT--0.7%

----------------------------------------------------------------------------------------------------------------
-------------
                               Repurchase agreement with Zion First National Bank, 5.62%, dated 9/30/96, to be repurchased at $20,303,169 on 10/1/96, collateralized by U.S. Treasury Nts., 5.75%--8.875%,
                               5/15/97--8/15/04, with a value of $20,717,367 (Cost
                               $20,300,000)                                                       $20,300,000
 20,300,000

----------------------------------------------------------------------------------------------------------------
-------------
TOTAL INVESTMENTS, AT VALUE (COST $2,460,511,145)                                                       99.0%
3,027,733,176
----------------------------------------------------------------------------------------------------------------
-------------
OTHER ASSETS NET OF LIABILITIES                                                                           1.0
 29,867,779
                                                                                                   ----------
--------------
NET ASSETS                                                                                             100.0%
$3,057,600,955
                                                                                                   ==========
==============


                               Distribution of investments by country of issue, as a percentage of total investments at value, is as follows:

                               COUNTRY                                                           MARKET VALUE
    PERCENT

----------------------------------------------------------------------------------------------
                               United States                                                    $ 822,042,630
       27.1%

----------------------------------------------------------------------------------------------
                               Great Britain                                                      361,658,715
       11.9

----------------------------------------------------------------------------------------------
                               Germany                                                            309,451,887
       10.2

----------------------------------------------------------------------------------------------
                               Japan                                                              244,707,080
        8.1

----------------------------------------------------------------------------------------------
                               France                                                             219,812,119
        7.3

----------------------------------------------------------------------------------------------
                               Hong Kong                                                          131,195,646
        4.3

----------------------------------------------------------------------------------------------
                               The Netherlands                                                    115,279,750
        3.8

----------------------------------------------------------------------------------------------
                               Brazil                                                              91,522,366
        3.0

----------------------------------------------------------------------------------------------
                               Canada                                                              82,271,348
        2.7

----------------------------------------------------------------------------------------------
                               Switzerland                                                         75,599,617
        2.5

----------------------------------------------------------------------------------------------
                               Italy                                                               71,209,566
        2.4

----------------------------------------------------------------------------------------------
                               Australia                                                           51,506,848
        1.7

----------------------------------------------------------------------------------------------
                               Sweden                                                              44,472,529
        1.5

----------------------------------------------------------------------------------------------
                               Mexico                                                              43,454,621
        1.4

----------------------------------------------------------------------------------------------
                               Argentina                                                           40,690,785
        1.3

----------------------------------------------------------------------------------------------
                               Portugal                                                            34,193,108
        1.1

----------------------------------------------------------------------------------------------
                               Peru                                                                31,689,680
        1.0

----------------------------------------------------------------------------------------------
                               Russia                                                              29,038,509
        1.0

----------------------------------------------------------------------------------------------
                               Austria                                                             26,863,399
        0.9

----------------------------------------------------------------------------------------------
                               Indonesia                                                           26,186,807
        0.9

----------------------------------------------------------------------------------------------
                               Korea, Republic of (South)                                          25,336,848
        0.8

----------------------------------------------------------------------------------------------
                               Spain                                                               23,550,482
        0.8

----------------------------------------------------------------------------------------------
                               Panama                                                              21,327,500
        0.7

----------------------------------------------------------------------------------------------
                               South Africa                                                        18,171,913
        0.6

----------------------------------------------------------------------------------------------
                               Thailand                                                            17,144,507
        0.6

----------------------------------------------------------------------------------------------
                               China                                                               14,250,000
        0.5

----------------------------------------------------------------------------------------------
                               Philippines                                                         12,364,208
        0.4

----------------------------------------------------------------------------------------------
                               Malaysia                                                            12,038,584
        0.4

----------------------------------------------------------------------------------------------
                               Taiwan                                                              11,561,551
        0.4

----------------------------------------------------------------------------------------------
                               India                                                                9,709,900
        0.3

----------------------------------------------------------------------------------------------
                               Greece                                                               7,826,698
        0.3

----------------------------------------------------------------------------------------------
                               Chile                                                                1,603,975
        0.1
                                                                                               --------------
     ------
                               Total                                                           $3,027,733,176
      100.0%
                                                                                               ==============
     ======





12  Oppenheimer Global Fund

1. Loaned security--See Note 7 of Notes to Financial Statements.
2. Non-income producing security.
3. Represents securities sold under Rule 144A, which is exempt from registration under the Securities Act of 1933, as amended. These securities have been determined to be liquid under guidelines established by the Board of Trustees. These securities amount to $17,682,021 or 0.58% of the Fund's net assets, at September 30, 1996.
4. Affiliated company. Represents ownership of at least 5% of the voting securities of the issuer and is or was an affiliate, as defined in the Investment Company Act of 1940, at or during the period ended September 30, 1996. The aggregate fair value of all securities of affiliated companies as of September 30, 1996 amounted to $44,191,797. Transactions during the period in which the issuer was an affiliate are as follows:

                                          BALANCE SEPTEMBER 30, 1995    GROSS ADDITIONS            GROSS REDUCTIONS

                                          --------------------------  ------------------
--------------------
                                          SHARES       COST           SHARES        COST           SHARES     COST

----------------------------------------------------------------------------------------------------------------
-------

Clinica y Maternidad Suizo Argentino           1,800  $6,990,000          --     $6,300,000            --    $
  --
----------------------------------------------------------------------------------------------------------------
-------
Coflexip SA, Sponsored ADR                   681,000  11,809,866          --            --             --
  --
----------------------------------------------------------------------------------------------------------------
-------
Industrial Finance Corp.(6)                5,929,999   9,939,527    1,260,100    4,723,154      3,000,000
6,286,924
----------------------------------------------------------------------------------------------------------------
-------
International de Ceramica--UB                385,000   2,007,953           --           --        385,000
2,007,953
----------------------------------------------------------------------------------------------------------------
-------
LEM Holdings SA                               25,000   5,024,555           --           --             --
  --
----------------------------------------------------------------------------------------------------------------
-------
K-V Pharmaceutical Co., Cl. A                376,800   2,120,350           --           --             --
  --
----------------------------------------------------------------------------------------------------------------
-------
K-V Pharmaceutical Co., Cl. B                264,900     928,721           --           --             --
  --
                                                     -----------                -----------
----------
                                                     $38,820,972                $11,023,154
$8,294,877
                                                     ===========                ===========
==========




                                        BALANCE SEPTEMBER 30, 1996
                                        --------------------------   DIVIDEND
                                           SHARES      COST           INCOME
------------------------------------------------------------------------------
Clinica y Maternidad Suizo Argentino            1,800  $13,290,000    $     --
------------------------------------------------------------------------------
Coflexip SA, Sponsored ADR                    681,000   11,809,866          --
------------------------------------------------------------------------------
Industrial Finance Corp.(6)                 4,190,099    8,375,757          --
------------------------------------------------------------------------------
International de Ceramica--UB                      --           --          --
------------------------------------------------------------------------------
LEM Holdings SA                                25,000    5,024,555     235,753
------------------------------------------------------------------------------
K-V Pharmaceutical Co., Cl. A                 376,800    2,120,350          --
------------------------------------------------------------------------------
K-V Pharmaceutical Co., Cl. B                 264,900      928,721          --
                                                       -----------    --------
                                                       $41,549,249    $235,753
                                                       ===========    ========

5. Identifies issues considered to be illiquid--See Note 6 of Notes to Financial Statements.
6. Not an affiliate as of September 30, 1996.
See accompanying Notes to Financial Statements.

13  Oppenheimer Global Fund

Statement of Assets and Liabilities   September 30, 1996

================================================================================================================
=============
ASSETS                         Investments, at value--see accompanying statement:
                               Unaffiliated companies (cost $2,427,337,653)
$2,983,541,379
                               Affiliated companies (cost $33,173,492)
 44,191,797

----------------------------------------------------------------------------------------------
                               Cash
  5,046,698

----------------------------------------------------------------------------------------------
                               Collateral for securities loaned--Note 7
230,470,279

----------------------------------------------------------------------------------------------
                               Unrealized appreciation on forward foreign currency exchange contracts--Note 5
 16,440,657

----------------------------------------------------------------------------------------------
                               Receivables:
                               Investments sold
 15,197,168
                               Interest and dividends
  6,985,490
                               Shares of beneficial interest sold
  4,508,578

----------------------------------------------------------------------------------------------
                               Other
     64,199

--------------
                               Total assets
3,306,446,245

================================================================================================================
=============
LIABILITIES                    Return of collateral for securities loaned--Note 7
230,470,279

----------------------------------------------------------------------------------------------
                               Unrealized depreciation on forward foreign currency exchange contracts--Note 5
      4,862

----------------------------------------------------------------------------------------------
                               Payables and other liabilities:
                               Investments purchased
 10,444,530
                               Shares of beneficial interest redeemed
  4,715,946
                               Distribution and service plan fees
  1,402,720
                               Transfer and shareholder servicing agent fees
    278,435
                               Trustees' fees
    274,972
                               Other
  1,253,546

--------------
                               Total liabilities
248,845,290

================================================================================================================
=============
NET ASSETS
$3,057,600,955

==============
================================================================================================================
=============
COMPOSITION OF
NET ASSETS
                               Paid-in capital
$2,357,134,687

----------------------------------------------------------------------------------------------
                               Undistributed net investment income
 19,988,584

----------------------------------------------------------------------------------------------
                               Accumulated net realized gain on investments and foreign currency transactions
 95,703,909

----------------------------------------------------------------------------------------------
                               Net unrealized appreciation on investments and translation of assets and liabilities denominated in foreign currencies
584,773,775

--------------
                               Net assets
$3,057,600,955

==============
================================================================================================================
=============
NET ASSET VALUE
PER SHARE
                               Class A Shares:
                               Net asset value and redemption price per share (based on net assets of
                               $2,498,748,991 and 64,074,825 shares of beneficial interest outstanding)
     $39.00
                               Maximum offering price per share (net asset value plus sales charge of
                               5.75% of offering price)
     $41.38


----------------------------------------------------------------------------------------------
                               Class B Shares:
                               Net asset value, redemption price and offering price per share (based on net assets of $541,225,350 and 14,172,475 shares of beneficial interest outstanding)
     $38.19


----------------------------------------------------------------------------------------------
                               Class C Shares:
                               Net asset value, redemption price and offering price per share (based on net assets of $17,626,614 and 455,146 shares of beneficial interest outstanding)
     $38.73

                               See accompanying Notes to Financial Statements.

14  Oppenheimer Global Fund

Statement of Operations   For the Year Ended September 30, 1996

================================================================================================================
=============
INVESTMENT INCOME              Interest
$12,222,133

----------------------------------------------------------------------------------------------
                               Dividends:
                               Unaffiliated companies (net of foreign withholding taxes of $2,646,317)
 37,079,276
                               Affiliated companies (net of foreign withholding taxes of $41,604)
    235,753

--------------
                               Total income
 49,537,162

================================================================================================================
=============
EXPENSES                       Management fees--Note 4
 19,638,352

----------------------------------------------------------------------------------------------
                               Distribution and service plan fees--Note 4:
                               Class A
  4,149,778
                               Class B
  4,373,990
                               Class C
     81,790

----------------------------------------------------------------------------------------------
                               Transfer and shareholder servicing agent fees--Note 4
  4,246,782

----------------------------------------------------------------------------------------------
                               Custodian fees and expenses
  1,789,474

----------------------------------------------------------------------------------------------
                               Shareholder reports
  1,104,222

----------------------------------------------------------------------------------------------
                               Trustees' fees and expenses--Note 1
    174,654

----------------------------------------------------------------------------------------------
                               Registration and filing fees:
                               Class A
     34,685
                               Class B
     49,648
                               Class C
      5,682

----------------------------------------------------------------------------------------------
                               Legal and auditing fees
     85,064

----------------------------------------------------------------------------------------------
                               Insurance expenses
     35,117

----------------------------------------------------------------------------------------------
                               Other
    249,885

--------------
                               Total expenses
 36,019,123

================================================================================================================
=============
NET INVESTMENT INCOME
 13,518,039

================================================================================================================
=============

REALIZED AND UNREALIZED
GAIN (LOSS)
                               Net realized gain (loss) on:
                               Investments:
                                 Unaffiliated companies
130,775,299
                                 Affiliated companies
    586,139
                               Foreign currency transactions
(5,377,602)

--------------
                               Net realized gain
125,983,836


----------------------------------------------------------------------------------------------
                               Net change in unrealized appreciation or depreciation on:
                               Investments
220,550,346
                               Translation of assets and liabilities denominated in foreign currencies
(26,103,773)

--------------
                               Net change
194,446,573

--------------
                               Net realized and unrealized gain
320,430,409

================================================================================================================
=============
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS
$333,948,448

==============

See accompanying Notes to Financial Statements.

15  Oppenheimer Global Fund

Statements of Changes in Net Assets

                                                                                                 Year Ended
September 30,
                                                                                                 1996
1995
================================================================================================================
=============
OPERATIONS                     Net investment income                                             $13,518,039
$18,111,834

----------------------------------------------------------------------------------------------
                               Net realized gain                                                 125,983,836
118,657,828

----------------------------------------------------------------------------------------------
                               Net change in unrealized appreciation or depreciation             194,446,573
 76,284,116
                                                                                                 -----------
-----------
                               Net increase in net assets resulting from operations              333,948,448
213,053,778

================================================================================================================
=============
DIVIDENDS AND
DISTRIBUTIONS TO
SHAREHOLDERS
                               Dividends from net investment income:
                               Class A                                                          (14,009,023)
         --
                               Class B                                                               (3,568)
         --
                               Class C                                                               (7,369)
         --

----------------------------------------------------------------------------------------------
                               Distributions from net realized gain:
                               Class A                                                         (120,623,278)
(194,601,466)
                               Class B                                                          (20,905,412)
(22,711,659)
                               Class C                                                             (131,770)
         --

================================================================================================================
=============
BENEFICIAL INTEREST
TRANSACTIONS
                               Net increase in net assets resulting from beneficial interest transactions--Note 2:
                               Class A                                                           165,278,694
273,668,816
                               Class B                                                           170,668,404
150,133,375
                               Class C                                                            16,731,958
         --

================================================================================================================
=============
NET ASSETS                     Total increase                                                    530,947,084
419,542,844

----------------------------------------------------------------------------------------------
                               Beginning of period                                             2,526,653,871
2,107,111,027
                                                                                              --------------
-------------
                               End of period (including undistributed net investment
                               income of $19,988,584 and $13,182,028, respectively)           $3,057,600,955
$2,526,653,871
                                                                                              ==============
==============

See accompanying Notes to Financial Statements.

16  Oppenheimer Global Fund

Financial Highlights

                                        Class A                                          Class B

                                        -------------------------------------------
------------------------------------


                                        Year Ended September 30,                         Year Ended September 30,

                                        1996     1995      1994      1993      1992      1996      1995       1994
  1993(2)
================================================================================================================
===============
PER SHARE OPERATING DATA:

Net asset value, beginning

of period                              $36.84   $37.69    $35.04    $30.03    $32.05     $36.16    $37.36     $34.99
   $33.33
----------------------------------------------------------------------------------------------------------------
---------------
Income (loss) from investment operations:

Net investment income (loss)              .23      .31       .17       .26       .17      (.05)       .06
 .08        .03
Net realized and unrealized

gain (loss)                              4.22     2.59      6.10      4.99    (1.50)       4.13      2.49       5.83
     1.63
Total income (loss) from                 ----     ----      ----      ----    -----        ----      ----       ----
     ----
investment operations                    4.45     2.90      6.27      5.25    (1.33)       4.08      2.55       5.91
     1.66

----------------------------------------------------------------------------------------------------------------
---------------
Dividends and distributions to shareholders:

Dividends from net investment

income                                  (.24)       --     (.25)     (.12)     (.11)         --        --      (.18)
       --
Distributions from net realized gain   (2.05)   (3.75)    (3.37)     (.12)     (.58)     (2.05)    (3.75)     (3.36)
       --
Total dividends and distributions       ----     ----      ----      ----     -----       ----      ----       ----
      ----
to shareholders                        (2.29)   (3.75)    (3.62)     (.24)     (.69)     (2.05)    (3.75)     (3.54)
       --
----------------------------------------------------------------------------------------------------------------
---------------
Net asset value, end of period         $39.00   $36.84    $37.69    $35.04    $30.03     $38.19    $36.16     $37.36
   $34.99
                                       ======   ======    ======    ======    ======     ======    ======     ======
   ======
================================================================================================================
===============
TOTAL RETURN, AT NET ASSET VALUE(3)    12.98%    9.26%    19.19%    17.67%   (4.23)%     12.07%     8.34%     18.10%
    3.64%

================================================================================================================
===============
RATIOS/SUPPLEMENTAL DATA:

Net assets, end of period

(in millions)                          $2,499   $2,186    $1,921    $1,389    $1,215       $541      $340       $187
       $6
----------------------------------------------------------------------------------------------------------------
---------------
Average net assets (in millions)       $2,309   $1,979    $1,711    $1,213    $1,194       $438      $258      $
88         $3
----------------------------------------------------------------------------------------------------------------
---------------
Amount of debt outstanding at end

of period (in thousands)                  N/A      N/A       N/A       N/A   $60,000        N/A       N/A
N/A        N/A
----------------------------------------------------------------------------------------------------------------
---------------
Average amount of debt outstanding

throughout each period

(in thousands)                            N/A      N/A       N/A   $18,247   $60,000        N/A       N/A
N/A        N/A
----------------------------------------------------------------------------------------------------------------
---------------
Average number of shares outstanding

throughout each period

(in thousands)                            N/A      N/A       N/A    39,853    37,435        N/A       N/A
N/A        N/A
----------------------------------------------------------------------------------------------------------------
---------------
Average amount of debt per share

outstanding throughout each period        N/A      N/A       N/A     $0.46     $1.60        N/A       N/A
N/A        N/A
----------------------------------------------------------------------------------------------------------------
---------------
Ratios to average net assets:

Net investment income (loss)            0.62%    0.90%     0.38%     0.84%     0.55%    (0.17)%     0.09%    (0.30)%
 1.52%(4)
Expenses                                1.17%    1.20%     1.15%     1.18%     1.36%      2.00%     2.03%      2.08%
 2.40%(4)
----------------------------------------------------------------------------------------------------------------
---------------
Portfolio turnover rate(5)             102.9%    84.4%     78.3%     86.9%     18.0%     102.9%     84.4%      78.3%
    86.9%
Average brokerage

commission rate(6)                   $0.0071       --        --        --        --    $0.0071        --
--         --


                                                  Class C
                                                  -------
                                                  Period
                                                  Ended
                                                  Sept. 30,
                                                  1996(1)
==========================================================
PER SHARE OPERATING DATA:
Net asset value, beginning
of period                                           $36.67
----------------------------------------------------------
Income (loss) from investment operations:
Net investment income (loss)                           .09
Net realized and unrealized
gain (loss)                                           4.13
Total income (loss) from                              ----
investment operations                                 4.22

----------------------------------------------------------
Dividends and distributions to shareholders:
Dividends from net investment
income                                                (.11)
Distributions from net realized gain                 (2.05)
Total dividends and distributions                   ------
to shareholders                                      (2.16)
----------------------------------------------------------
Net asset value, end of period                      $38.73
                                                    ======
==========================================================
TOTAL RETURN, AT NET ASSET VALUE(3)                 12.34%

==========================================================
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
(in millions)                                          $18
----------------------------------------------------------
Average net assets (in millions)                        $8
----------------------------------------------------------
Amount of debt outstanding at end
of period (in thousands)                               N/A
----------------------------------------------------------
Average amount of debt outstanding
throughout each period
(in thousands)                                         N/A
----------------------------------------------------------
Average number of shares outstanding
throughout each period
(in thousands)                                         N/A
----------------------------------------------------------
Average amount of debt per share
outstanding throughout each period                     N/A
----------------------------------------------------------
Ratios to average net assets:
Net investment income (loss)                          0.04%(4)
Expenses                                              1.99%(4)
----------------------------------------------------------
Portfolio turnover rate(5)                          102.9%
Average brokerage
commission rate(6)                                $0.0071


1. For the period from October 2, 1995 (inception of offering) to September 30, 1996.
2. For the period from August 17, 1993 (inception of offering) to September 30, 1993.
3. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period (or inception of offering), with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns. Total returns are not annualized for periods of less than one full year.
4. Annualized.
5. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the period ended September 30, 1996 were $2,961,733,794 and $2,678,446,475, respectively.
6. Total brokerage commissions paid on applicable purchases and sales of portfolio securities for the period divided by the total number of related shares purchased and sold.

See accompanying Notes to Financial Statements.

17  Oppenheimer Global Fund

NOTES TO FINANCIAL STATEMENTS

================================================================================
1. SIGNIFICANT
   ACCOUNTING POLICIES
           Oppenheimer Global Fund (the Fund) is registered under the
           Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund's investment objective is capital appreciation. The Fund invests primarily in common stocks of U.S. and foreign companies. The Fund's investment adviser is OppenheimerFunds, Inc. (the Manager). The Fund offers Class A, Class B and Class C shares. Class A shares are sold with a front-end sales charge. Class B and Class C shares may be subject to a contingent deferred sales charge. All three classes of shares have identical rights to earnings, assets and voting privileges, except that each class has its own distribution and/or service plan, expenses directly attributable to a particular class and exclusive voting rights with respect to matters affecting a single class.
           Class B shares will automatically convert to Class A shares six years after the date of purchase. The following is a summary of significant accounting policies consistently followed by the Fund.
           ---------------------------------------------------------------------
           INVESTMENT VALUATION. Portfolio securities are valued at the close of the New York Stock Exchange on each trading day. Listed and unlisted securities for which such information is regularly reported are valued at the last sale price of the day or, in the absence of sales, at values based on the closing bid or the last sale price on the prior trading day. Long-term and short-term "non-money market" debt securities are valued by a portfolio pricing service approved by the Board of Trustees. Such securities which cannot be valued by the approved portfolio pricing service are valued using dealer-supplied valuations provided the Manager is satisfied that the firm rendering the quotes is reliable and that the quotes reflect current market value, or are valued under consistently applied procedures established by the Board of Trustees to determine fair value in good faith. Short-term "money market type" debt securities having a remaining maturity of 60 days or less are valued at cost (or last determined market value) adjusted for amortization to maturity of any premium or discount. Forward foreign currency exchange contracts are valued based on the closing prices of the forward currency contract rates in the London foreign exchange markets on a daily basis as provided by a reliable bank or dealer.
           ---------------------------------------------------------------------
           FOREIGN CURRENCY TRANSLATION. The accounting records of the Fund are maintained in U.S. dollars. Prices of securities denominated in foreign currencies are translated into U.S. dollars at the closing rates of exchange. Amounts related to the purchase and sale of securities and investment income are translated at the rates of exchange prevailing on the respective dates of such transactions.

                     The effect of changes in foreign currency exchange rates
           on investments is separately identified from the fluctuations arising from changes in market values of securities held and reported with all other foreign currency gains and losses in the Fund's Statement of Operations.
           ---------------------------------------------------------------------
           REPURCHASE AGREEMENTS. The Fund requires the custodian to take possession, to have legally segregated in the Federal Reserve Book Entry System or to have segregated within the custodian's vault, all securities held as collateral for repurchase agreements. The market value of the underlying securities is required to be at least 102%
           of the resale price at the time of purchase. If the seller of the agreement defaults and the value of the collateral declines, or if the seller enters an insolvency proceeding, realization of the value of the collateral by the Fund may be delayed or limited.
           ---------------------------------------------------------------------
           ALLOCATION OF INCOME, EXPENSES, AND GAINS AND LOSSES. Income, expenses (other than those attributable to a specific class) and gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.
           ---------------------------------------------------------------------
           FEDERAL TAXES. The Fund intends to continue to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments not offset by loss carryovers, to shareholders. Therefore, no federal income or excise tax provision is required.
           ---------------------------------------------------------------------
           TRUSTEES' FEES AND EXPENSES. The Fund has adopted a nonfunded retirement plan for the Fund's independent trustees. Benefits are based on years of service and fees paid to each trustee during the years of service. During the year ended September 30, 1996, a provision of $101,127 was made for the Fund's projected benefit obligations and payments of $7,479 were made to retired trustees, resulting in an accumulated liability of $262,675 at September 30, 1996.
           ---------------------------------------------------------------------
           DISTRIBUTIONS TO SHAREHOLDERS. Dividends and distributions to shareholders are recorded on the ex-dividend date.

18  Oppenheimer Global Fund

1. SIGNIFICANT
   ACCOUNTING POLICIES
   (CONTINUED)
           CLASSIFICATION OF DISTRIBUTIONS TO SHAREHOLDERS. Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of the distributions made during the year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividend distributions, the fiscal year in which amounts are distributed may differ from the year that the income or realized gain (loss) was recorded by the Fund.

                     During the year ended September 30, 1996, the Fund
           adjusted the classification of distributions to shareholders to reflect the differences between the financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended September 30, 1996, amounts have been reclassified to reflect a decrease in undistributed net investment income and an increase in accumulated net realized gain on investments of $367,527. In addition, to properly reflect foreign currency gain in the components of capital, $7,676,004 of foreign exchange gain determined according to U.S. federal income tax rules has been reclassified from net realized gain to net investment income.
           ---------------------------------------------------------------------
           OTHER. Investment transactions are accounted for on the date the investments are purchased or sold (trade date) and dividend income is recorded on the ex-dividend date. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.

                     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.
================================================================================
2. SHARES OF
   BENEFICIAL INTEREST
           The Fund has authorized an unlimited number of no par value shares of beneficial interest of each class. Transactions in shares of beneficial interest were as follows:

                                                 Year Ended September 30, 1996(1)    Year Ended September 30, 1995
                                                 --------------------------------    ------------------------------
                                                      Shares          Amount            Shares            Amount
-------------------------------------------------------------------------------------------------------------------
Class A:
Sold                                                 13,445,573     $494,129,386       14,970,471      $515,346,870
Dividends and distributions reinvested                3,791,424      129,022,228        5,837,688       185,638,506
Redeemed                                            (12,511,334)    (457,872,920)     (12,413,877)     (427,316,560)
                                                    -----------     ------------      -----------      ------------
Net increase                                          4,725,663     $165,278,694        8,394,282      $273,668,816
                                                    ===========     ============      ===========      ============

-------------------------------------------------------------------------------------------------------------------
Class B:
Sold                                                  6,760,563     $244,252,699        5,628,673      $192,633,540
Dividends and distributions reinvested                  596,683       20,012,734          687,798        21,610,609
Redeemed                                            (2,599,758)     (93,597,029)      (1,894,767)      (64,110,774)
                                                    -----------     ------------      -----------      ------------
Net increase                                          4,757,488     $170,668,404        4,421,704      $150,133,375
                                                    ===========     ============      ===========      ============

-------------------------------------------------------------------------------------------------------------------
Class C:
Sold                                                    549,240      $20,205,091               --      $
--
Dividends and distributions reinvested                    4,029          137,151               --
--
Redeemed                                               (98,123)      (3,610,284)               --
--
                                                    -----------     ------------      -----------      ------------
Net increase                                            455,146      $16,731,958               --      $
--
                                                    ===========     ============      ===========      ============

           1. For the year ended September 30, 1996 for Class A and Class B shares, and for the period from October 2, 1995 (inception of offering) to September 30, 1996 for Class C shares.

================================================================================
3. UNREALIZED GAINS AND
   LOSSES ON INVESTMENTS
           At September 30, 1996, net unrealized appreciation on investments of $567,222,031 was composed of gross appreciation of $597,401,994, and gross depreciation of $30,179,963.


19  Oppenheimer Global Fund

================================================================================
4. MANAGEMENT FEES
   AND OTHER TRANSACTIONS
   WITH AFFILIATES
                Management fees paid to the Manager were in accordance with the investment advisory agreement with the Fund which provides for a fee of 0.80% on the first $250 million of net assets, 0.77%
                on the next $250 million, 0.75% on the next $500 million, 0.69% on the next $1 billion and 0.67% on net assets in excess of $2 billion. The Manager has voluntarily agreed to reduce the management fee to which it is entitled under the Agreement to 0.65% on net assets in excess of $3.5 billion. The Manager has agreed to reimburse the Fund if aggregate expenses (with specified exceptions) exceed the most stringent applicable regulatory limit on Fund expenses.

                     For the year ended September 30, 1996, commissions (sales
                charges paid by investors) on sales of Class A shares totaled $5,830,983, of which $1,861,170 was retained by
                OppenheimerFunds Distributor, Inc. (OFDI), a subsidiary of the Manager, as general distributor, and by an affiliated broker/dealer. Sales charges advanced to broker/dealers by OFDI on sales of the Fund's Class B and Class C shares totaled $6,952,591 and $156,720, of which $413,273 and $2,797, respectively, was paid to an affiliated broker/dealer. During the year ended September 30, 1996, OFDI received contingent deferred sales charges of $743,491 and $6,445, respectively, upon redemption of Class B and Class C shares, as reimbursement for sales commissions advanced by OFDI at the time of sale of such shares.

                     OppenheimerFunds Services (OFS), a division of the
                Manager, is the transfer and shareholder servicing agent for the Fund, and for other registered investment companies. OFS's total costs of providing such services are allocated ratably to these companies.

                     The Fund has adopted a Service Plan for Class A shares to
                reimburse OFDI for a portion of its costs incurred in connection with the personal service and maintenance of accounts that hold Class A shares. Reimbursement is made quarterly at an annual rate that may not exceed 0.25% of the average annual net assets of Class A shares of the Fund. OFDI uses the service fee to reimburse brokers, dealers, banks and other financial institutions quarterly for providing personal service and maintenance of accounts of their customers that hold Class A shares. During the year ended September 30, 1996, OFDI paid $252,591 to an affiliated broker/dealer as reimbursement for Class A personal service and maintenance expenses.

                     The Fund has adopted a reimbursement type Distribution and
                Service Plan for Class B shares to reimburse OFDI for its services and costs in distributing Class B shares and servicing accounts. Under the Plan, the Fund pays OFDI an annual asset-based sales charge of 0.75% per year on Class B shares. OFDI also receives a service fee of 0.25% per year to reimburse dealers for providing personal services for accounts that hold Class B shares. Both fees are computed on the average annual net assets of Class B shares, determined as of the close of each regular business day. If the Plan is terminated by the Fund, the Board of Trustees may allow the Fund to continue payments of the asset-based sales charge to OFDI for certain expenses it incurred before the Plan was terminated. During the year ended September 30, 1996, OFDI paid $53,520 to an affiliated broker/dealer as reimbursement for Class B personal service and maintenance expenses and retained $3,701,675 as reimbursement for Class B sales commissions and service fee advances, as well as financing costs. As of September 30, 1996, OFDI had incurred unreimbursed expenses of $16,226,094 for Class B.

                     The Fund has adopted a compensation type Distribution and
                Service Plan for Class C shares to compensate OFDI for its services and costs in distributing Class C shares and servicing accounts. Under the Plan, the Fund pays OFDI an annual asset-based sales charge of 0.75% per year on Class C shares. OFDI also receives a service fee of 0.25% per year to compensate dealers for providing personal services for accounts that hold Class C shares. Both fees are computed on the average annual net assets of Class C shares, determined as of the close of each regular business day. If the Plan is terminated by the Fund, the Board of Trustees may allow the Fund to continue payments of the asset-based sales charge to OFDI for certain expenses it incurred before the Plan was terminated. During the year September 30, 1996, OFDI retained $75,623 as compensation for Class C sales commissions and service fee advances, as well as financing costs. As of September 30, 1996, OFDI had incurred unreimbursed expenses of $200,447 for Class C.

20  Oppenheimer Global Fund

================================================================================
5. FORWARD CONTRACTS
                A forward foreign currency exchange contract (forward contract) is a commitment to purchase or sell a foreign currency at a future date, at a negotiated rate.

                     The Fund uses forward contracts to seek to manage foreign
                currency risks. They may also be used to tactically shift portfolio currency risk. The Fund generally enters into forward contracts as a hedge upon the purchase or sale of a security denominated in a foreign currency. In addition, the Fund may enter into such contracts as a hedge against changes in foreign currency exchange rates on portfolio positions.

                     Forward contracts are valued based on the closing prices
                of the forward currency contract rates in the London foreign exchange markets on a daily basis as provided by a reliable bank or dealer. The Fund will realize a gain or loss upon the closing or settlement of the forward transaction.

                     Securities held in segregated accounts to cover net
                exposure on outstanding forward contracts are noted in the Statement of Investments where applicable. Unrealized appreciation or depreciation on forward contracts is reported in the Statement of Assets and Liabilities. Realized gains and losses are reported with all other foreign currency gains and losses in the Fund's Statement of Operations.

                     Risks include the potential inability of the counterparty
                to meet the terms of the contract and unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

                At September 30, 1996, the Fund had outstanding forward contracts to purchase and sell currencies as follows:

                                                                CONTRACT AMOUNT  VALUATION AS OF  UNREALIZED
UNREALIZED
CONTRACTS TO PURCHASE                          EXCHANGE DATE    (000S)           SEPT. 30, 1996   APPRECIATION
DEPRECIATION
----------------------------------------------------------------------------------------------------------------
------------
German Deutsche Mark (DEM)                      10/1/96--10/2/96      5,025 DEM     $3,294,412    $      --
    $4,862
                                                                                    ==========    ---------
    ------
CONTRACTS TO SELL
----------------------------------------------------------------------------------------------------------------
------------
Swiss Franc (CHF)                               10/8/96             114,690 CHF    $91,561,452    $8,438,548
    $   --
----------------------------------------------------------------------------------------------------------------
------------
Italian Lira (ITL)                              10/1/96           2,250,167 ITL      1,478,379         5,313
        --
----------------------------------------------------------------------------------------------------------------
------------
German Deutsche Mark (DEM)                      10/1/96--1/8/97     149,342 DEM     98,494,144     5,431,912
        --
----------------------------------------------------------------------------------------------------------------
------------
Indonesian Rupiah (IDR)                         10/1/96--10/2/96    393,913 IDR        169,680            35
        --
----------------------------------------------------------------------------------------------------------------
------------
Japanese Yen (JPY)                              10/7/96          15,382,499 JPY    138,205,862     2,564,849
        --
                                                                                  ------------   -----------
   -------
                                                                                  $329,909,517    16,440,657
        --
                                                                                  ============   ===========
   -------
Total Unrealized Appreciation and Depreciation                                                   $16,440,657
    $4,862
                                                                                                 ===========
   =======

6. ILLIQUID AND
   RESTRICTED SECURITIES
                At September 30, 1996, investments in securities included issues that are illiquid or restricted. Restricted securities are often purchased in private placement transactions, are not registered under the Securities Act of 1933, may have contractual restrictions on resale, and are valued under methods approved by the Board of Trustees as reflecting fair value. A security may also be considered illiquid if it lacks a readily-available market or if its valuation has not changed for a certain period of time. The Fund intends to invest no more than 10% of its net assets (determined at the time of purchase and reviewed from time to time) in illiquid or restricted securities. Certain restricted securities, eligible for resale to qualified institutional investors, are not subject to that limit. The aggregate value of illiquid or restricted securities subject to this limitation at September 30, 1996 was $88,287,890, which represents 2.89% of the Fund's net assets. Information concerning restricted securities is as follows:

                                                                                                      VALUATION PER
UNIT AS
SECURITY                                                  ACQUISITION DATE    COST PER UNIT           OF SEPT. 30,
1996
----------------------------------------------------------------------------------------------------------------
-----------
Quintiles Transnational Corp.                                 8/2/93       $       8.64                $    65.93
----------------------------------------------------------------------------------------------------------------
-----------
Clinica y Maternidad Suizo Argentino                          5/16/94          7,383.33                  8,883.03

                Pursuant to guidelines adopted by the Board of Trustees, certain unregistered securities are determined to be liquid and are not included within the 10% limitation specified above.

21  Oppenheimer Global Fund

7. SECURITIES LOANED
                The Fund has entered into a securities lending arrangement with the custodian. Under the terms of the agreement, the Fund receives 60% of the annual net income from lending transactions. In exchange for such fees, the custodian is authorized to loan securities on behalf of the Fund, against receipt of collateral at least equal in value to the value of the securities loaned. Cash collateral is invested by the custodian in money market instruments approved by the Manager. As of September 30, 1996, the Fund had on loan securities valued at $223,463,921. Cash of $187,481,049 was received as collateral for the loans, and has been invested in the approved instruments identified below. U.S. Treasury Bills, Notes and Bonds valued at $42,989,230 were also received as collateral. The Fund bears the risk of any deficiency in the amount of collateral available for return to a borrower due to a loss in an approved investment.

                                                                                                        VALUATION
AS OF
                SECURITY                                                                                SEPTEMBER
30, 1996

----------------------------------------------------------------------------------------------------------
                Repurchase agreement with CS First Boston Corp., 5.975%, dated 9/30/96 and maturing
                12/31/96, collateralized by Federal Home Loan Mortgage Corp., 7%--9.50%,
                5/15/17--7/1/26, with a value of $117,360,046, and by Federal National Mortgage Assn.,
                0%, 6/1/23, with a value of $46,110,000
$160,470,046

----------------------------------------------------------------------------------------------------------
                Repurchase agreement with Goldman, Sachs & Co., 5.75%, dated 9/30/96 and maturing
                10/1/96, collateralized by Federal Mortgage Acceptance Corp., 7.31%, 8/7/01, with a value of $10,068,530, and by Federal Home Loan Bank, 5.60%, 7/24/97, with a value of
                $10,001,710, and by Federal National Mortgage Assn., 7.15%, 6/26/01, with a value of
                $6,940,763
27,011,003

----------------------------------------------------------------------------------------------------------
                U.S. Treasury Bills, 1/2/97--5/29/97
1,083,519

----------------------------------------------------------------------------------------------------------
                U.S. Treasury Nts., 5.125%--8.50%, 11/30/97--3/31/00
25,925,761

----------------------------------------------------------------------------------------------------------
                U.S. Treasury Bonds, 6.25%, 8/15/23
15,979,950

------------

$230,470,279

============

22  Oppenheimer Global Fund

INDEPENDENT AUDITORS' REPORT

================================================================================

                The Board of Trustees and Shareholders of Oppenheimer Global
                Fund:

                We have audited the accompanying statements of investments and assets and liabilities of Oppenheimer Global Fund as of September 30, 1996, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two year period then ended and the financial highlights for each of the years in the five year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

                      We conducted our audits in accordance with generally
                accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 1996, by correspondence with the custodian and brokers; and where confirmations were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                      In our opinion, the financial statements and financial
                highlights referred to above present fairly, in all material respects, the financial position of Oppenheimer Global Fund as of September 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two year period then ended, and the financial highlights for each of the years in the five year period then ended, in conformity with generally accepted accounting principles.


            /s/ KPMG Peat Marwik LLP
            -------------------------
                KPMG Peat Marwick LLP

                Denver, Colorado
                October 21, 1996

23  Oppenheimer Global Fund

FEDERAL INCOME TAX INFORMATION   (UNAUDITED)

================================================================================

                In early 1997, shareholders will receive information regarding all dividends and distributions paid to them by the Fund during calendar year 1996. Regulations of the U.S. Treasury Department require the Fund to report this information to the Internal Revenue Service.

                      Distributions of $2.2892, $2.051 and $2.1657 per share
                were paid to Class A, Class B and Class C shareholders, respectively, on December 19, 1995, of which $2.051 was designated as a "capital gain distribution" for federal income tax purposes. Whether received in stock or cash, the capital gain distribution should be treated by shareholders as a gain from the sale of capital assets held for more than one year (long-term capital gains).

                      Dividends paid by the Fund during the fiscal year ended
                September 30, 1996 which are not designated as capital gain distributions should be multiplied by 17.73% to arrive at the net amount eligible for the corporate dividend-received deduction.

                      The Fund has elected the application of Section 853 of
                the Internal Revenue Code to permit shareholders to take a federal income tax credit or deduction, at their option, on a per share basis for an aggregate amount of $2,687,921 of foreign income taxes paid by the Fund during the fiscal year ended September 30, 1996. A separate notice will be mailed to each shareholder in January of 1997, which will reflect the proportionate share of such foreign taxes (as well as the dividend expected to be paid by the Fund in December of 1996) which must be treated by shareholders as gross income for federal income tax purposes.

                      The foregoing information is presented to assist
                shareholders in reporting distributions received from the Fund to the Internal Revenue Service. Because of the complexity of the federal regulations which may affect your individual tax return and the many variations in state and local tax regulations, we recommend that you consult your tax adviser for specific guidance.

 24  Oppenheimer Global Fund

OPPENHEIMER GLOBAL FUND

================================================================================
OFFICERS AND TRUSTEES     Leon Levy, Chairman of the Board of Trustees
                          Donald W. Spiro, Vice Chairman of the Board of
                           Trustees
                          Bridget A. Macaskill, Trustee and President
                          Robert G. Galli, Trustee
                          Benjamin Lipstein, Trustee
                          Elizabeth B. Moynihan, Trustee
                          Kenneth A. Randall, Trustee
                          Edward V. Regan, Trustee
                          Russell S. Reynolds, Jr., Trustee
                          Sidney M. Robbins, Trustee
                          Pauline Trigere, Trustee
                          Clayton K. Yeutter, Trustee
                          William L. Wilby, Vice President
                          George C. Bowen, Treasurer
                          Robert J. Bishop, Assistant Treasurer
                          Scott T. Farrar, Assistant Treasurer
                          Andrew J. Donohue, Secretary
                          Robert G. Zack, Assistant Secretary

================================================================================
INVESTMENT ADVISER        OppenheimerFunds, Inc.

================================================================================
DISTRIBUTOR               OppenheimerFunds Distributor, Inc.

================================================================================
TRANSFER AND SHAREHOLDER  OppenheimerFunds Services
SERVICING AGENT

================================================================================
CUSTODIAN OF              The Bank of New York
PORTFOLIO SECURITIES

================================================================================
INDEPENDENT AUDITORS      KPMG Peat Marwick LLP

================================================================================
LEGAL COUNSEL             Gordon Altman Butowsky Weitzen Shalov & Wein

                          This is a copy of a report to shareholders of Oppenheimer Global Fund. This report must be preceded or accompanied by a Prospectus of Oppenheimer Global Fund. For material information concerning the Fund, see the Prospectus.

                          Shares of Oppenheimer funds are not deposits or obligations of any bank, are not guaranteed by any bank, and are not insured by the FDIC or any other agency, and involve investment risks, including possible loss of the principal amount invested.



25  Oppenheimer Global Fund

OPPENHEIMERFUNDS FAMILY

================================================================================

                          OppenheimerFunds offers over 50 funds designed to fit virtually every investment goal. Whether you're investing for retirement, your children's education or tax-free income, we have the funds to help you seek your objective.

                               When you invest with OppenheimerFunds, you can
                          feel comfortable knowing that you are investing with a respected financial institution with over 35 years of experience in helping people just like you reach their financial goals. And you're investing with a leader in global, growth stock and flexible fixed-income investments--with over 3 million shareholder accounts and more than $55 billion under OppenheimerFunds' management and that of our affiliates.

                               At OppenheimerFunds we don't charge a fee to
                          exchange shares. And you can exchange shares easily by mail or by telephone.1 For more information on Oppenheimer funds, please contact your financial adviser or call us at 1-800-525-7048 for a prospectus. You may also write us at the address shown on the back cover. As always, please read the prospectus carefully before you invest.

===========================================================================================================
STOCK FUNDS               Global Emerging Growth Fund                       Growth Fund
                          Enterprise Fund(2)                                Global Fund
                          International Growth Fund                         Quest Global Value Fund
                          Discovery Fund                                    Disciplined Value Fund
                          Quest Small Cap Value Fund                        Oppenheimer Fund
                          Gold & Special Minerals Fund                      Value Stock Fund
                          Target Fund                                       Quest Value Fund

===========================================================================================================
STOCK & BOND FUNDS        Main Street Income & Growth Fund                  Equity Income Fund
                          Quest Opportunity Value Fund                      Disciplined Allocation Fund
                          Total Return Fund                                 Asset Allocation Fund
                          Quest Growth & Income Value Fund                  Strategic Income & Growth Fund
                          Global Growth & Income Fund                       Bond Fund for Growth

===========================================================================================================
BOND FUNDS                International Bond Fund                           Bond Fund
                          High Yield Fund                                   U.S. Government Trust
                          Champion Income Fund                              Limited-Term Government Fund
                          Strategic Income Fund

===========================================================================================================
MUNICIPAL FUNDS           California Municipal Fund(3)                      Insured Municipal Fund
                          Florida Municipal Fund(3)                         Intermediate Municipal Fund
                          New Jersey Municipal Fund(3)
                          New York Municipal Fund(3)                        Rochester Division
                          Pennsylvania Municipal Fund(3)                    Rochester Fund Municipals
                          Municipal Bond Fund                               Limited Term New York Municipal Fund

===========================================================================================================
Money Market Funds(4)     Money Market Fund                                 Cash Reserves

===========================================================================================================
LIFESPAN                  Growth Fund                                       Income Fund
                          Balanced Fund

1. Exchange privileges are subject to change or termination. Shares may be exchanged only for shares of the same class of eligible funds.
2. Effective 4/1/96, the Fund is closed to new investors.
3. Available only to investors in certain states.
4. An investment in money market funds is neither insured nor guaranteed by the U.S. government and there can be no assurance that a money market fund will be able to maintain a stable net asset value of $1.00 per share. Oppenheimer funds are distributed by OppenheimerFunds Distributor, Inc., Two World Trade Center, New York, NY 10048-0203.
(C) Copyright 1996 OppenheimerFunds, Inc. All rights reserved.

26  Oppenheimer Global Fund

INFORMATION

GENERAL INFORMATION
Monday-Friday 8:30 a.m.-9 p.m. ET
Saturday 10 a.m.-2 p.m. ET

1-800-525-7048

TELEPHONE TRANSACTIONS
Monday-Friday 8:30 a.m.-8 p.m. ET

1-800-852-8457


PHONELINK
24 hours a day, automated
information and transactions

1-800-533-3310

TELECOMMUNICATIONS DEVICE
FOR THE DEAF (TDD)
Monday-Friday 8:30 a.m.-8 p.m. ET

1-800-843-4461

OPPENHEIMERFUNDS
Information Hotline
24 hours a day, timely and insightful
messages on the economy and
issues that affect your investments

1-800-835-3104

RA0330.001.0996       November 30, 1996

[PHOTO]
Customer Service Representative
OppenheimerFunds Services

"How may I help you?"

As an Oppenheimer fund shareholder, you have some special privileges. Whether it's automatic investment plans, informative newsletters and hotlines, or ready account access, you can benefit from services designed to make investing simple.

         And when you need help, our Customer Service Representatives are only a toll-free phone call away. They can provide information about your account and handle administrative requests. You can reach them at our General Information number.

         When you want to make a transaction, you can do it easily by calling our toll-free Telephone Transactions number. And, by enrolling in AccountLink, a convenient service that "links" your Oppenheimer funds accounts and your bank checking or savings account, you can use the Telephone Transactions number to make investments.

         For added convenience, you can get automated information with OppenheimerFunds PhoneLink service, available 24 hours a day, 7 days a week. PhoneLink gives you access to a variety of fund, account, and market information. Of course, you can always speak with a Customer Service Representative during the General Information hours shown at the left.

         You can count on us whenever you need assistance. That's why the International Customer Service Association, an independent, nonprofit organization made up of over 3,200 customer service management professionals from around the country, honored the Oppenheimer funds' transfer agent, OppenheimerFunds Services, with their Award of Excellence in 1993.

         So call us today--we're here to help.

[OPPENHEIMER LOGO]

OppenheimerFunds Distributor, Inc.
P.O. Box 5270
Denver, CO 80217-5270

----------------
Bulk Rate
U.S. Postage
PAID
Permit No. 469
Denver, CO
----------------

OPPENHEIMER GLOBAL EMERGING GROWTH FUND
Annual Report September 30, 1996

[Picture of Gardening Pic]

"We want to
go after
HIGH
long-term
GROWTH."


[Oppenheimer Logo]

This Fund is for people who want to take part in the TREMENDOUS POTENTIAL for growth offered by EMERGING businesses throughout the world.

NEWS
BEAT THE AVERAGE

Cumulative Total Return for the 1-Year Period Ended 9/30/96:

Oppenheimer Global Emerging Growth Fund Class A (at net asset value)(1)

 16.25%

Lipper Global Small Company Average for 23 Funds for the 1-Year Period Ended 9/30/96(3)

 13.09%


HOW YOUR FUND IS MANAGED

Oppenheimer Global Emerging Growth Fund aggressively seeks capital appreciation by investing in emerging businesses throughout the world. These companies tend to be smaller in size and are expected to be active in developing new products and services or expanding into new markets. In searching for companies with the best potential for growth, the Fund's managers use a theme-oriented approach, focusing on such themes as telecommunications expansion, emerging consumer markets, infrastructure development, and efficiency enhancing technology, among others, to capitalize on key global growth trends.

PERFORMANCE

Total return at net asset value for the 12 months ended 9/30/96 for Class A shares was 16.25%. Cumulative total returns at net asset value for Class B and C shares since inception on 11/1/95 were 19.22% and 19.28%, respectively.(1)

   Your Fund's average annual total returns at maximum offering price for Class A shares for the 1- and 5-year periods ended 9/30/96 and since inception on 12/30/87 were 9.57%, (5.68)% and 8.45%, respectively. For Class B and C shares, cumulative total returns since inception on 11/1/95 were 14.22% and 18.28%, respectively.(2)

OUTLOOK

"We think the outlook for the Fund is extremely positive, and that it is well-positioned for growth over the next six months. Overall, we are convinced that international growth will be greater over the next few years than that of the domestic market."

                         George Evans, Portfolio Manager
                                                              September 30,
1996

Total returns include change in share price and reinvestment of dividends and capital gains distributions. In reviewing the notes that follow on performance and rankings, please be aware that past performance does not guarantee future results. Investment return and principal value of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost.

1. Based on the change in net asset value per share for the period shown, without deducting any sales charges. Such performance would have been lower if sales charges were taken into account.

2. Class A returns show results of hypothetical investments on 9/30/95, 9/30/91 and 12/30/87 (inception of class), after deducting the current maximum initial sales charge of 5.75%. Class B and C returns show results of hypothetical investments on 11/1/95 (inception of classes), after the deduction of the applicable contingent deferred sales charge of 5% for Class B shares and 1% for Class C shares. An explanation of the different total returns is in the Fund's prospectus.

3. Source: Lipper Analytical Services, 9/30/96, an independent mutual fund monitoring service. The average is shown for comparative purposes only. Oppenheimer Global Emerging Growth Fund is characterized by Lipper as a global small company fund. Lipper performance does not take sales charges into consideration.

2    Oppenheimer Global Emerging Growth Fund

[PHOTO]
Bridget A. Macaskill
President
Oppenheimer
Global Emerging
Growth Fund


DEAR SHAREHOLDER,

While most of the world's markets have lagged the amazing growth of domestic stocks this year, we believe the time is right for them to catch up. This belief, coupled with the strong though at times unpredictable performance of the U.S. market over the period, makes a compelling case for global funds, which typically invest in a combination of domestic and foreign securities.

   Over the past six months, the U.S. stock market has shown investors just how resilient it can be. During this summer, the Dow declined nearly 10%, only to soar to record highs in the fall. As a result, stock valuations are now high, indicating that this bull market could be nearing the top of the mountain. However, due to solid corporate profits, low inflation, and stabilized interest rates, we remain optimistic that this market has enough strength to advance through 1997.

   While we've been pleased with earnings in the U.S. market, we believe now is the time to focus on good opportunities abroad. Why? Analysts estimate earnings in North America for 1996 will be up about 8% by the end of this year. Across the rest of the globe, however, they predict corporate earnings will increase by almost 40%, with the potential for an additional 17% gain in 1997. In fact, particularly in Europe, we're seeing a trend in corporate restructuring, including downsizing, outsourcing and spinoffs.

   As for economic growth in developing countries, Brazil has emerged as a dominant player in 1996, and we believe it has great potential for the coming years. In general, the spending power of the population in developing countries keeps growing. For the first time, a substantial number of individuals are buying consumer products, including motorcycles, TVs and cars.

   Additionally, there has been a turnabout in Japan. After a five-year recession, the Japanese economy recently began to recover, unearthing numerous investment opportunities. Furthermore, around the world, there has been a significant move toward capitalism. Right now, the wealth of the world is built on the combined spending power of 700 million people. However, as the 4.5 billion people who live in developing countries become more capitalistic, we will undoubtedly see a chain reaction which may revitalize a number of industries that cater to the consumer.

   Despite this pickup in global economic growth, inflation has remained low. Moreover, many European governments are now concentrating on balancing their budgets in anticipation of a European monetary union. So, it is reasonable to expect global interest rates to remain low into 1997. In the end, all these changes bode well for global stock markets and economies.

   Because investing abroad involves greater risk and expenses, including political and economic uncertainties, currency rate fluctuations and liquidity restrictions, it should be undertaken with a long-term approach in mind. That said, we're confident that by diversifying your investments throughout the world, you should be well positioned to participate in any economic environment.

   Your portfolio managers discuss the outlook for your Fund in light of these broad issues on the following pages. Thank you for your confidence in OppenheimerFunds. We look forward to helping you reach your investment goals in the future.


/s/ Bridget A. Macaskill

Bridget A. Macaskill


October 21, 1996


3    Oppenheimer Global Emerging Growth Fund

Q + A
[PHOTO]

[LOGO]
What
areas are
we currently
TARGETING?


AN INTERVIEW WITH YOUR FUND'S MANAGERS.


HOW HAS THE FUND PERFORMED OVER THE PAST YEAR?

The Fund has performed well over the past year, despite volatility in the foreign and domestic markets. The Fund weathered this summer's pullback in the NASDAQ, as well as the slow market activity throughout the world with only minor upset to its performance. Much of this was thanks to a healthy jump in the value of the U.S. portion of the Fund.

WHAT INVESTMENTS MADE POSITIVE CONTRIBUTIONS TO PERFORMANCE?

We've had very good returns in our theme areas from individual stocks all over the world. Within the technology sector, in particular, we had excellent earnings from a company that customizes databases to individual user and client needs, thus increasing their efficiency. We've also been pleased with our investment in a company that develops application software specifically for the banking, insurance and financial services industries. These two examples illustrate the growing need for efficiency-enhancing technology in today's world. And as businesses become more dependent on computers, we believe we'll see even greater growth in this area.

   Another top-performing investment was in our emerging consumer markets theme. We've done particularly well with a Finnish agricultural company that produces a margarine additive which is expected to actually reduce a person's cholesterol by 10 to 15%. As word about this product spreads, we expect the stock price to benefit even more.(1) DID ANY INVESTMENTS NOT PERFORM AS YOU'D EXPECTED?

We didn't have any individual investments that disappointed us.
However, over the period, small-cap stocks didn't perform

1.   The Fund's portfolio is subject to change.

FACING PAGE
Top left: George Evans, Portfolio Manager

Top right: Bill Wilby, Senior VP, Director of Global Investments

Bottom: Robert Doll, Executive VP, Director of Equity Investments

THIS PAGE
Top: Frank Jennings, Member of Global Investments Team

Bottom: Shanquan Li, Member of Global Investments Team

[LOGO]
WE SEE SOME GOOD VALUES IN COMPANIES SELLING CONSUMER PRODUCTS IN
DEVELOPING COUNTRIES.


exceptionally well, since investors were focusing on large-cap domestic stocks. Over time, however, we believe investment values around the world, particularly in emerging economies, will again be recognized by investors, helping emerging growth stocks to reach their full potential.

WHAT AREAS ARE YOU CURRENTLY TARGETING?

Right now, we see some good values in companies selling consumer products in developing countries. In fact, in these countries, there is an explosion of consumerism, as the spending power of these populations increases. For the first time, large numbers of people are buying motorcycles, TVs, cars and a multitude of other consumer products, including luxury items. This consumption should be reflected in higher stock prices for many multinational consumer product companies.

   In addition, because we anticipate a growing demand for many natural resources, we are also looking at certain companies that we believe will benefit from this trend. For example, we think the price of oil will go up due to an increase in demand from Asia and the emerging growth countries. So, we'll be looking to invest in the types of natural resource companies that will benefit from this increase in volume, such as drilling companies.

WHAT IS YOUR OUTLOOK FOR THE FUND?

We think the outlook for the Fund is extremely positive, and that it is well-positioned for growth over the next six months. We are pleased with the strength the European companies currently in the portfolio have exhibited, while we also have high expectations for our Latin American investments. And, in small caps we believe we're poised to benefit from owning a good mix of growth and value stocks. Overall, we are convinced that international growth will be greater over the next few years than that of the domestic market.

5    Oppenheimer Global Emerging Growth Fund

                           STATEMENT OF INVESTMENTS  SEPTEMBER 30, 1996


                   MARKET VALUE

       SHARES      SEE NOTE 1
-------------------------------------------------------------------------------------------------
---------------------------------
-------------------------------------------------------------------------------------------------
---------------------------------
COMMON STOCKS--95.0%
-------------------------------------------------------------------------------------------------
---------------------------------
BASIC MATERIALS--3.7%
-------------------------------------------------------------------------------------------------
---------------------------------
CHEMICALS--1.1%            Saes Getters SpA
         120,000    $ 1,785,749
-------------------------------------------------------------------------------------------------
---------------------------------
GOLD--1.0%                 Cambior, Inc.
          75,000      1,029,519

-------------------------------------------------------------------------------------------------
------
                           Dayton Mining Corp.(1)
         100,000        682,676

                     ----------

                      1,712,195
-------------------------------------------------------------------------------------------------
---------------------------------
METALS--1.6%               Boehler-Uddeholm AG
          10,000        799,617

-------------------------------------------------------------------------------------------------
------
                           Cia de Minas Buenaventura SA, Sponsored ADR(1)
         100,000      1,925,000

                     ----------

                      2,724,617
-------------------------------------------------------------------------------------------------
---------------------------------
CONSUMER CYCLICALS--22.8%
-------------------------------------------------------------------------------------------------
---------------------------------
AUTOS & HOUSING--5.7%      Alrenco, Inc.(1)
          30,000        630,000

-------------------------------------------------------------------------------------------------
------
                           Belmont Homes, Inc.(1)
          70,000      1,767,500

-------------------------------------------------------------------------------------------------
------
                           Ciadea SA
         219,997      1,045,120

-------------------------------------------------------------------------------------------------
------
                           IRSA Inversiones y Representaciones, SA
         257,201        751,123

-------------------------------------------------------------------------------------------------
------
                           Orbital Engine Corp. Ltd.(1)
       1,100,000        983,504

-------------------------------------------------------------------------------------------------
------
                           Porsche AG, Preference(1)
           5,500      3,760,986

-------------------------------------------------------------------------------------------------
------
                           Thai Stanley Electric Co. Ltd.
         150,000        708,174

                     ----------

                      9,646,407

-------------------------------------------------------------------------------------------------
---------------------------------
LEISURE &
ENTERTAINMENT--6.9%        Applebee's International, Inc.
          30,000        795,000

-------------------------------------------------------------------------------------------------
------
                           Casa Ole Restaurants, Inc.(1)
          61,700        794,387

-------------------------------------------------------------------------------------------------
------
                           China Hong Kong Photo Products Holdings Ltd.
       1,500,000        547,975

-------------------------------------------------------------------------------------------------
------
                           Cinar Films, Inc., Cl. B(1)
          60,000      1,563,750

-------------------------------------------------------------------------------------------------
------
                           CKE Restaurants, Inc.
          40,000      1,230,000

-------------------------------------------------------------------------------------------------
------
                           Coach USA, Inc.(1)
          30,000        802,500

-------------------------------------------------------------------------------------------------
------
                           Galoob (Lewis) Toys, Inc.(1)
          30,000        877,500

-------------------------------------------------------------------------------------------------
------
                           Longhorn Steaks, Inc.(1)
          40,000        610,000

-------------------------------------------------------------------------------------------------
------
                           Lusomundo SGPS SA(1)
         200,000      2,043,776

-------------------------------------------------------------------------------------------------
------
                           Metromedia International Group, Inc.(1)
          65,000        690,625

-------------------------------------------------------------------------------------------------
------
                           Quality Dining, Inc.(1)
          30,000        855,000

-------------------------------------------------------------------------------------------------
------
                           Square Co. Ltd.
          15,000        861,953

                     ----------

                     11,672,466

-------------------------------------------------------------------------------------------------
---------------------------------
MEDIA--2.0%                Capital Radio PLC
          85,000        794,676

-------------------------------------------------------------------------------------------------
------
                           Dorling Kindersley Holdings PLC
          90,000        686,645

-------------------------------------------------------------------------------------------------
------
                           NRJ SA
           6,500        774,522

-------------------------------------------------------------------------------------------------------
                           Wireless One, Inc.(1)
          70,000      1,032,500

                     ----------

                      3,288,343

-------------------------------------------------------------------------------------------------
---------------------------------
RETAIL: GENERAL--3.4%      Galeries Lafayette(1)
           4,201      1,217,669

-------------------------------------------------------------------------------------------------
------
                           Lojas Americanas SA, Preference
      19,000,000        321,925

-------------------------------------------------------------------------------------------------
------
                           Nautica Enterprises, Inc.(1)
          20,000        645,000

                           6  Oppenheimer Global Emerging Growth Fund


                   MARKET VALUE

       SHARES      SEE NOTE 1
-------------------------------------------------------------------------------------------------
---------------------------------
RETAIL: GENERAL            PT Matahari Putra Prima
         400,000    $   435,064
(CONTINUED)
-------------------------------------------------------------------------------------------------
------
                           PT Ramayana Lestari Sentosa(1)
         835,000      1,402,757

-------------------------------------------------------------------------------------------------
------
                           Vans, Inc.(1)
          40,000        765,000

-------------------------------------------------------------------------------------------------
------
                           Wolverine World Wide, Inc.
          36,000        999,000

                     ----------

                      5,786,415

-------------------------------------------------------------------------------------------------
---------------------------------
RETAIL: SPECIALTY--4.8%    Giordano International Ltd.
       1,000,000        879,346

-------------------------------------------------------------------------------------------------
------
                           Maruko Co. Ltd.
          12,100        793,086

-------------------------------------------------------------------------------------------------
------
                           Moebel Walther AG, Preference
          40,000      2,438,920

-------------------------------------------------------------------------------------------------
------
                           Moovies, Inc.(1)
          60,000        330,000

-------------------------------------------------------------------------------------------------
------
                           Party City Corp.(1)
          50,000        937,500

-------------------------------------------------------------------------------------------------
------
                           Ryohin Keikaku Co. Ltd.
          13,000      1,101,863

-------------------------------------------------------------------------------------------------
------
                           Wolford AG
           6,000      1,532,133

                     ----------

                      8,012,848

-------------------------------------------------------------------------------------------------
---------------------------------
CONSUMER NON-CYCLICALS--23.4%
-------------------------------------------------------------------------------------------------
---------------------------------
BEVERAGES--2.7%            Hellenic Bottling Co., SA
          40,000      1,361,165

-------------------------------------------------------------------------------------------------
------
                           Panamerican Beverages, Inc., Cl. A
          20,000        822,500

-------------------------------------------------------------------------------------------------
------
                           Remy Cointreau
          65,469      1,654,087

-------------------------------------------------------------------------------------------------
------
                           Serm Suk Public Co. Ltd.
          25,000        767,188

                     ----------

                      4,604,940

-------------------------------------------------------------------------------------------------
---------------------------------
EDUCATION--0.8%            National Education Corp.(1)
          70,000      1,338,750
-------------------------------------------------------------------------------------------------
---------------------------------
FOOD--4.9%                 Disco SA, Sponsored ADR(1)
          51,800      1,016,575

-------------------------------------------------------------------------------------------------
------
                           Hokuto Corp.
          19,000        812,031

-------------------------------------------------------------------------------------------------
------
                           Lindt & Spruengli AG, Participation Certificates
           1,000      1,659,288

-------------------------------------------------------------------------------------------------
------
                           Molinos Rio de la Plata SA, Cl. B
         437,499      1,435,180

-------------------------------------------------------------------------------------------------
------
                           Perdigao SA, Comercio e Industria, Preference
     240,000,000        378,436

-------------------------------------------------------------------------------------------------
------
                           Performance Food Group Co.(1)
          42,000        693,000

-------------------------------------------------------------------------------------------------
------
                           Raision Tehtaat Oy
          32,000      1,926,637

-------------------------------------------------------------------------------------------------
------
                           Universal Robina Corp.
         667,000        336,869

                     ----------

                      8,258,016

-------------------------------------------------------------------------------------------------
---------------------------------
HEALTHCARE/DRUGS--6.9%     Alpha-Beta Technology, Inc.(1)
          40,000        430,000

-------------------------------------------------------------------------------------------------
------
                           Biocompatibles International PLC(1)
         297,500      2,502,298

-------------------------------------------------------------------------------------------------
------
                           Dura Pharmaceuticals, Inc.(1)
          40,000      1,475,000

-------------------------------------------------------------------------------------------------
------
                           Marseille-Kliniken AG
          35,000      1,262,076

-------------------------------------------------------------------------------------------------
------
                           Norland Medical Systems, Inc.(1)
          50,000      1,062,500

-------------------------------------------------------------------------------------------------
------
                           Rohto Pharmaceutical Co.
          60,000        635,690

-------------------------------------------------------------------------------------------------
------
                           SangStat Medical Corp.(1)
          50,000      1,275,000

-------------------------------------------------------------------------------------------------
------
                           Teikoku Hormone Manufacturing Co. Ltd.
          50,000        673,401

-------------------------------------------------------------------------------------------------
------
                           Tiger Medicals Ltd.
         493,000        808,743

-------------------------------------------------------------------------------------------------
------
                           Torii Pharmaceutical Co. Ltd.
          70,000      1,489,562

                     ----------

                     11,614,270

                           7  Oppenheimer Global Emerging Growth Fund

                           STATEMENT OF INVESTMENTS   (CONTINUED)


                   MARKET VALUE

       SHARES      SEE NOTE 1
-------------------------------------------------------------------------------------------------
---------------------------------
HEALTHCARE/SUPPLIES &      Althin Medical AB, B Shares
          60,000    $ 1,266,835
SERVICES--7.6%
-------------------------------------------------------------------------------------------------
------
                           AmeriSource Health Corp., Cl. A(1)
          30,000      1,335,000

-------------------------------------------------------------------------------------------------
------
                           Capstone Pharmacy Services, Inc.(1)
          60,000        742,500

-------------------------------------------------------------------------------------------------
------
                           Egis RT(1)
          20,000      1,408,132

-------------------------------------------------------------------------------------------------
------
                           Elekta AB, B Shares
          15,000        506,734

-------------------------------------------------------------------------------------------------
------
                           Gulf South Medical Supply, Inc.(1)
          30,000        772,500

-------------------------------------------------------------------------------------------------
------
                           Nichii Gakkan Co.
          27,000      1,367,273

-------------------------------------------------------------------------------------------------
------
                           OccuSystems, Inc.(1)
          30,000        900,000

-------------------------------------------------------------------------------------------------
------
                           Omnicare, Inc.
          26,000        793,000

-------------------------------------------------------------------------------------------------
------
                           Pediatrix Medical Group, Inc.(1)
          13,500        676,687

-------------------------------------------------------------------------------------------------
------
                           PhyCor, Inc.(1)
          25,000        951,562

-------------------------------------------------------------------------------------------------
------
                           Rural/Metro Corp.(1)
          15,000        547,500

-------------------------------------------------------------------------------------------------
------
                           Serologicals Corp.(1)
          20,000        695,000

-------------------------------------------------------------------------------------------------
------
                           Total Renal Care Holdings, Inc.(1)
          20,000        795,000

                     ----------

                     12,757,723

-------------------------------------------------------------------------------------------------
---------------------------------
HOUSEHOLD GOODS--0.5%      Srithai Superware Co. Ltd.
         175,000        757,353
-------------------------------------------------------------------------------------------------
---------------------------------
ENERGY--4.7%
-------------------------------------------------------------------------------------------------
---------------------------------
ENERGY SERVICES &          Cie Generale de Geophysique SA(1)
          37,500      2,492,128
PRODUCERS--3.5%
-------------------------------------------------------------------------------------------------
------
                           Newfield Exploration Co.(1)
          20,000        900,000

-------------------------------------------------------------------------------------------------
------
                           Smedvig AS
         100,000      2,061,052

-------------------------------------------------------------------------------------------------
------
                           Smedvig AS, Series B(1)
          25,000        463,352

                     ----------

                      5,916,532

-------------------------------------------------------------------------------------------------
---------------------------------
OIL-INTEGRATED--1.2%       Expro International Group PLC
         210,100      1,231,763

-------------------------------------------------------------------------------------------------
------
                           Forasol-Foramer NV(1)
          60,000        727,500

                     ----------

                      1,959,263

-------------------------------------------------------------------------------------------------
---------------------------------
FINANCIAL--7.8%
-------------------------------------------------------------------------------------------------
---------------------------------
BANKS--0.8%                Industrial Credit & Investment Corp. of India Ltd. (The), GDR(1)(2)
          92,900      1,033,512

-------------------------------------------------------------------------------------------------
------
                           PT Lippo Bank
         209,500        324,876

                     ----------

                      1,358,388

-------------------------------------------------------------------------------------------------
---------------------------------
DIVERSIFIED
FINANCIAL--3.2%            Credicorp Ltd.
          47,000        893,000

-------------------------------------------------------------------------------------------------
------
                           Egypt Investment Co.(1)
          96,500      1,145,937

-------------------------------------------------------------------------------------------------
------
                           Green Tree Financial Corp.
          30,000      1,177,500

-------------------------------------------------------------------------------------------------
------
                           Manhattan Card Co. Ltd.
       2,500,000      1,236,581

-------------------------------------------------------------------------------------------------
------
                           Wing Hang Bank Ltd.
         250,000        937,538

                     ----------

                      5,390,556

-------------------------------------------------------------------------------------------------
---------------------------------
INSURANCE--3.8%            CapMAC Holdings, Inc.
          30,000        997,500

-------------------------------------------------------------------------------------------------
------
                           Ockham Holdings PLC
       1,200,000      1,791,655

-------------------------------------------------------------------------------------------------
------
                           Reinsurance Australia Corp. Ltd.
       1,250,000      3,580,336

                     ----------

                      6,369,491

                           8  Oppenheimer Global Emerging Growth Fund


                   MARKET VALUE

       SHARES      SEE NOTE 1
-------------------------------------------------------------------------------------------------
---------------------------------
INDUSTRIAL--20.2%
-------------------------------------------------------------------------------------------------
---------------------------------
ELECTRICAL EQUIPMENT--0.8% Crompton Greaves Ltd., GDR(1)
          70,000    $   346,500

-------------------------------------------------------------------------------------------------
------
                           LEM Holdings SA
           4,300        998,205

                     ----------

                      1,344,705

-------------------------------------------------------------------------------------------------
---------------------------------
INDUSTRIAL MATERIALS--0.5% HI Cement Corp.(1)(2)
       2,592,000        869,434
-------------------------------------------------------------------------------------------------
---------------------------------
INDUSTRIAL SERVICES--11.2% Affiliated Computer Services, Inc., Cl. A(1)
          17,000        998,750

-------------------------------------------------------------------------------------------------
------
                           Boskalis Westminster
         152,000      2,967,240

-------------------------------------------------------------------------------------------------
------
                           Cordiant PLC(1)
       1,010,000      1,768,517

-------------------------------------------------------------------------------------------------
------
                           Daisytek International Corp.(1)
          25,000      1,081,250

-------------------------------------------------------------------------------------------------
------
                           DecisionOne Holdings Corp.(1)
          35,000        490,000

-------------------------------------------------------------------------------------------------
------
                           Fugro NV
         100,000      1,537,158

-------------------------------------------------------------------------------------------------
------
                           KCI Konecranes International Corp.(1)
          80,000      2,224,390

-------------------------------------------------------------------------------------------------
------
                           May & Speh, Inc.(1)
          50,000      1,000,000

-------------------------------------------------------------------------------------------------
------
                           MRC Allied Industries, Inc.(1)
       8,000,000        975,796

-------------------------------------------------------------------------------------------------
------
                           PT Citra Marga Nusaphala Persada
       2,331,000      1,581,445

-------------------------------------------------------------------------------------------------
------
                           Rent-Way, Inc.(1)
          10,000        126,250

-------------------------------------------------------------------------------------------------------
                           Serco Group PLC
         100,000        953,673

-------------------------------------------------------------------------------------------------
------
                           Transaction Systems Architects, Inc., Cl. A(1)
          20,000        845,000

-------------------------------------------------------------------------------------------------
------
                           VBH Vereinigter Baubeschlag Handel AG
          70,000      1,733,863

-------------------------------------------------------------------------------------------------
------
                           Walsh International, Inc.(1)
          60,000        600,000

                     ----------

                     18,883,332

-------------------------------------------------------------------------------------------------
---------------------------------
MANUFACTURING--5.8%        Bucher Holding AG, B Shares
           2,000      1,499,741

-------------------------------------------------------------------------------------------------
------
                           First Philippine Holdings Corp., B Shares
         700,000      1,520,869

-------------------------------------------------------------------------------------------------
------
                           Legris Industries SA
          20,000        759,506

-------------------------------------------------------------------------------------------------
------
                           Powerscreen International PLC
         200,000      1,718,175

-------------------------------------------------------------------------------------------------
------
                           Toolex Alpha NV(1)
          65,000      1,462,500

-------------------------------------------------------------------------------------------------
------
                           U.S. Filter Corp.(1)
          60,000      2,047,500

-------------------------------------------------------------------------------------------------
------
                           Wai Kee Holdings Ltd.
       3,500,000        792,058

                     ----------

                      9,800,349

-------------------------------------------------------------------------------------------------
---------------------------------
TRANSPORTATION--1.9%       Guangshen Railway Co. Ltd., Sponsored ADR(1)
          39,000        741,000

-------------------------------------------------------------------------------------------------
------
                           Koninklijke Van Ommeren NV
          30,000      1,174,786

-------------------------------------------------------------------------------------------------
------
                           Lisnave-Estaleiros Navais de Lisboa SA(1)
         467,400      1,205,377

                     ----------

                      3,121,163

-------------------------------------------------------------------------------------------------
---------------------------------
TECHNOLOGY--12.4%
-------------------------------------------------------------------------------------------------
---------------------------------
COMPUTER HARDWARE--1.8%    PT Multipolar Corp.(3)
       6,349,200      3,083,413
-------------------------------------------------------------------------------------------------
---------------------------------
COMPUTER SOFTWARE--6.1%    Business Objects SA, Sponsored ADR(1)
          25,000        481,250

-------------------------------------------------------------------------------------------------
------
                           Engineering Animation, Inc.(1)
          41,800      1,003,200

-------------------------------------------------------------------------------------------------
------
                           Global DirectMail Corp.(1)
          20,000        955,000

-------------------------------------------------------------------------------------------------
------
                           Ines Corp.
          40,000        721,885

                           9  Oppenheimer Global Emerging Growth Fund

                           STATEMENT OF INVESTMENTS   (CONTINUED)


                   MARKET VALUE

       SHARES      SEE NOTE 1
-------------------------------------------------------------------------------------------------
---------------------------------
COMPUTER SOFTWARE          Integrated Measurement Systems, Inc.(1)
          40,000    $   660,000
(CONTINUED)
-------------------------------------------------------------------------------------------------
------
                           McAfee Associates, Inc.(1)
          15,000      1,035,000

-------------------------------------------------------------------------------------------------
------
                           Misys PLC
         201,833      2,751,556

-------------------------------------------------------------------------------------------------
------
                           National Instruments Corp.(1)
          30,000        795,000

-------------------------------------------------------------------------------------------------
------
                           PLATINUM Technology, Inc.(1)
          60,000        757,500

-------------------------------------------------------------------------------------------------
------
                           Technology Modeling Associates, Inc.(1)
          32,500        422,500

-------------------------------------------------------------------------------------------------
------
                           Versant Object Technology Corp.(1)
          30,000        712,500

                   ------------

                     10,295,391

-------------------------------------------------------------------------------------------------
---------------------------------
ELECTRONICS--2.3%          Gold Peak Industries (Holdings) Ltd.
       1,600,000        987,971

-------------------------------------------------------------------------------------------------
------
                           Medasys Digital Systems(1)
          50,000        547,348

-------------------------------------------------------------------------------------------------------
                           Pittway Corp., Cl. A
          20,000        892,500

-------------------------------------------------------------------------------------------------
------
                           SDL, Inc.(1)
          30,000        615,000

-------------------------------------------------------------------------------------------------
------
                           Shinmei Electric Co.
          35,000        741,638

                   ------------

                      3,784,457

-------------------------------------------------------------------------------------------------
---------------------------------
TELECOMMUNICATIONS-        Amper SA(1)
         120,000      1,495,269
TECHNOLOGY--2.2%
-------------------------------------------------------------------------------------------------
------
                           LCI International, Inc.(1)
          36,000      1,134,000

-------------------------------------------------------------------------------------------------
------
                           Tel-Save Holdings, Inc.(1)
          20,000        575,000

-------------------------------------------------------------------------------------------------
------
                           Teltrend, Inc.(1)
          10,000        425,000

                   ------------

                      3,629,269

                   ------------
                           Total Common Stocks (Cost $142,869,934)
                    159,765,835

-------------------------------------------------------------------------------------------------
---------------------------------
-------------------------------------------------------------------------------------------------
---------------------------------
PREFERRED STOCKS--1.5%
-------------------------------------------------------------------------------------------------
---------------------------------
                           Marschollek, Lautenschlaeger und Partner-VO,
                           Non-vtg. Preferred Stock (Cost $1,127,145)
          20,000      2,517,595


        UNITS
-------------------------------------------------------------------------------------------------
---------------------------------
-------------------------------------------------------------------------------------------------
---------------------------------
RIGHTS, WARRANTS AND CERTIFICATES--0.1%
-------------------------------------------------------------------------------------------------
---------------------------------
                           Biocompatibles International PLC Wts., Exp. 2/97
          42,500         41,196

-------------------------------------------------------------------------------------------------
------
                           PerSeptive Biosystems, Inc., Cl. A Wts., Exp. 12/97
          40,110             --

-------------------------------------------------------------------------------------------------
------
                           PT Matahari Putra Prima Rts., Exp. 11/96
         400,000        262,761

                   ------------
                           Total Rights, Warrants and Certificates (Cost $283,984)
                        303,957


         FACE

         AMOUNT
-------------------------------------------------------------------------------------------------
---------------------------------
-------------------------------------------------------------------------------------------------
---------------------------------
REPURCHASE AGREEMENT--3.4%
-------------------------------------------------------------------------------------------------
---------------------------------
                           Repurchase agreement with Goldman, Sachs & Co., 5.62%,
                           dated 9/30/96, to be repurchased at $5,700,890 on 10/1/96, collateralized by U.S. Treasury Bonds, 8.875%--11.125%,
                           8/15/03--8/15/17, with a value of $5,820,580 (Cost $5,700,000)
      $5,700,000      5,700,000

-------------------------------------------------------------------------------------------------
---------------------------------
TOTAL INVESTMENTS, AT VALUE (COST $149,981,063)
          100.0%    168,287,387
-------------------------------------------------------------------------------------------------
---------------------------------
LIABILITIES IN EXCESS OF OTHER ASSETS
           (0.0)        (81,030)

      ----------   ------------
NET ASSETS
          100.0%   $168,206,357

      ----------   ------------

      ----------   ------------

                           10  Oppenheimer Global Emerging Growth Fund

-------------------------------------------------------------------------------------------------
---------------------------------
                           Distribution of investments by country of issue, as a percentage of total investments at value, is as
                           follows:

                           COUNTRY
    MARKET VALUE        PERCENT
-------------------------------------------------------------------------------------------------
---------------------------------
                           United States
     $55,336,400           32.9%

-------------------------------------------------------------------------------------------------
------
                           Great Britain
      14,240,155            8.5

-------------------------------------------------------------------------------------------------
------
                           Germany
      11,713,440            7.0

-------------------------------------------------------------------------------------------------
------
                           Japan
       9,198,383            5.5

-------------------------------------------------------------------------------------------------
------
                           France
       8,654,010            5.1

-------------------------------------------------------------------------------------------------
------
                           The Netherlands
       7,141,684            4.2

-------------------------------------------------------------------------------------------------
------
                           Indonesia
       7,090,315            4.2

-------------------------------------------------------------------------------------------------
------
                           Hong Kong
       5,381,469            3.2

-------------------------------------------------------------------------------------------------
------
                           Australia
       4,563,840            2.7

-------------------------------------------------------------------------------------------------
------
                           Argentina
       4,247,998            2.5

-------------------------------------------------------------------------------------------------
------
                           Switzerland
       4,157,233            2.5

-------------------------------------------------------------------------------------------------
------
                           Finland
       4,151,026            2.5

-------------------------------------------------------------------------------------------------
------
                           Philippines
       3,702,967            2.2

-------------------------------------------------------------------------------------------------
------
                           Canada
       3,275,944            1.9

-------------------------------------------------------------------------------------------------
------
                           Portugal
       3,249,153            1.9

-------------------------------------------------------------------------------------------------
------
                           Peru
       2,818,000            1.7

-------------------------------------------------------------------------------------------------
------
                           Norway
       2,524,404            1.5

-------------------------------------------------------------------------------------------------
------
                           Austria
       2,331,750            1.4

-------------------------------------------------------------------------------------------------
------
                           Thailand
       2,232,715            1.3

-------------------------------------------------------------------------------------------------
------
                           Italy
       1,785,749            1.1

-------------------------------------------------------------------------------------------------
------
                           Sweden
       1,773,568            1.1

-------------------------------------------------------------------------------------------------
------
                           Spain
       1,495,269            0.9

-------------------------------------------------------------------------------------------------
------
                           Hungary
       1,408,132            0.8

-------------------------------------------------------------------------------------------------
------
                           India
       1,380,013            0.8

-------------------------------------------------------------------------------------------------
------
                           Greece
       1,361,165            0.8

-------------------------------------------------------------------------------------------------
------
                           Mexico
         822,500            0.5

-------------------------------------------------------------------------------------------------
------
                           Singapore
         808,743            0.5

-------------------------------------------------------------------------------------------------
------
                           China
         741,000            0.4

-------------------------------------------------------------------------------------------------
------
                           Brazil
         700,362            0.4

    ------------   ------------
                           Total
    $168,287,387         100.0%

    ------------   ------------

    ------------   ------------

                           1. Non-income producing security.

                           2. Represents a security sold under Rule 144A, which is exempt from registration under the Securities Act
                           of 1933, as amended. This security has been determined to be liquid under guidelines established by the
                           Board of Trustees. These securities amount to $1,902,946 or 1.13% of the
Fund's net assets, at September
                           30, 1996.

                           3. Affiliated company. Represents ownership of at least 5% of the voting securities of the issuer and is
                           or was an affiliate, as defined in the Investment Company Act of 1940, at or during the period ended
                           September 30, 1996. The aggregate fair value of all securities of affiliated companies as of September
                           30, 1996 amounted to $3,083,413. Transactions during the period in which the issuer was an affiliate are
                           as follows:

                           BALANCE
          BALANCE
                           SEPTEMBER 30, 1995         GROSS ADDITIONS               GROSS REDUCTIONS
       SEPTEMBER 30, 1996
                           ------------------         ---------------------
---------------------    ---------------------
                           SHARES       COST          SHARES           COST         SHARES
  COST    SHARES           COST
-------------------------------------------------------------------------------------------------
---------------------------------

Cambridge Antibody
Technology Ltd., CV.       100,000     $3,300,000              --  $       --       100,000
$3,300,000          --  $       --
-------------------------------------------------------------------------------------------------
---------------------------------
PT Multipolar Corp.        --                  --       6,349,200   3,947,959            --
     --   6,349,200   3,947,959
                                       ----------                  ----------
----------              ----------
                                       $3,300,000                  $3,947,959
$3,300,000              $3,947,959
                                       ----------                  ----------
----------              ----------
                                       ----------                  ----------
----------              ----------

                           See accompanying Notes to Financial Statements.

                           11  Oppenheimer Global Emerging Growth Fund

                     STATEMENT OF ASSETS AND LIABILITIES   SEPTEMBER 30, 1996

-------------------------------------------------------------------------------------------
ASSETS                     Investments, at value--see accompanying statement:
                           Unaffiliated companies (cost $146,033,104)          $165,203,974
                           Affiliated companies (cost $3,947,959)                 3,083,413
                           ----------------------------------------------------------------
                           Cash                                                     298,216
                           ----------------------------------------------------------------
                           Unrealized appreciation on forward foreign
                            currency exchange contracts--Note 5                     112,867
                           ----------------------------------------------------------------
                           Receivables:
                           Shares of beneficial interest sold                       422,037
                           Investments sold                                         332,151
                           Interest and dividends                                   203,369
                           ----------------------------------------------------------------
                           Other                                                     10,507
                                                                               ------------
                           Total assets                                         169,666,534
-------------------------------------------------------------------------------------------
LIABILITIES                Unrealized depreciation on forward foreign
                            currency exchange contracts--Note 5                      12,948
                           ----------------------------------------------------------------
                           Payables and other liabilities:
                           Investments purchased                                    546,537
                           Shares of beneficial interest redeemed                   432,158
                           Shareholder reports                                      130,516
                           Trustees' fees                                           106,873
                           Distribution and service plan fees                        99,748
                           Transfer and shareholder servicing agent fees             55,505
                           Custodian fees                                            41,301
                           Other                                                     34,591
                                                                               ------------
                           Total liabilities                                      1,460,177

-------------------------------------------------------------------------------------------
NET ASSETS                                                                     $168,206,357
                                                                               ------------
                                                                               ------------

-------------------------------------------------------------------------------------------
COMPOSITION OF             Paid-in capital                                     $170,369,937
NET ASSETS                 ----------------------------------------------------------------
                           Accumulated net investment loss                         (266,679)
                           ----------------------------------------------------------------
                           Accumulated net realized loss on investments
                            and foreign currency transactions                   (20,303,931)
                           ----------------------------------------------------------------
                           Net unrealized appreciation on investments
                           and translation of assets and liabilities
                           denominated in foreign currencies                     18,407,030
                                                                               ------------
                           Net assets                                          $168,206,357
                                                                               ------------
                                                                               ------------

-------------------------------------------------------------------------------------------
NET ASSET VALUE            Class A Shares:
PER SHARE                  Net asset value and redemption price per share
                           (based on net assets of $154,081,998 and 7,351,701
                           shares of beneficial interest outstanding)                $20.96
                           Maximum offering price per share (net asset value
                           plus sales charge of 5.75% of offering price)             $22.24
                           ----------------------------------------------------------------
                           Class B Shares:
                           Net asset value, redemption price and offering
                           price per share (based on net assets of
                           $10,854,911 and 522,496 shares of beneficial
                           interest outstanding)                                     $20.78
                           ----------------------------------------------------------------
                           Class C Shares:
                           Net asset value, redemption price and offering
                           price per share (based on net assets of $3,269,448
                           and 157,283 shares of beneficial interest
                           outstanding)                                              $20.79


See accompanying Notes to Financial Statements.

12  Oppenheimer Global Emerging Growth Fund

               STATEMENT OF OPERATIONS   FOR THE YEAR ENDED SEPTEMBER 30, 1996

-------------------------------------------------------------------------------------------
INVESTMENT INCOME          Dividends (net of foreign withholding
                            taxes of $66,338)                                    $1,980,310
                           ----------------------------------------------------------------
                           Interest                                                 585,187
                                                                                 ----------
                           Total income                                           2,565,497
-------------------------------------------------------------------------------------------
EXPENSES                   Management fees--Note 4                                1,233,678
                           ----------------------------------------------------------------
                           Transfer and shareholder servicing agent fees--Note 4    603,641
                           ----------------------------------------------------------------
                           Distribution and service plan fees--Note 4:
                           Class A                                                  340,899
                           Class B                                                   42,516
                           Class C                                                   14,558
                           ----------------------------------------------------------------
                           Shareholder reports                                      230,027
                           ----------------------------------------------------------------
                           Custodian fees and expenses                              175,262
                           ----------------------------------------------------------------
                           Trustees' fees and expenses--Note 1                       66,235
                           ----------------------------------------------------------------
                           Legal and auditing fees                                   38,828
                           ----------------------------------------------------------------

                           Registration and filing fees:
                           Class A                                                      774
                           Class B                                                    3,643
                           Class C                                                    1,103
                           ----------------------------------------------------------------
                           Other                                                     49,448
                                                                                 ----------
                           Total expenses                                         2,800,612
-------------------------------------------------------------------------------------------
NET INVESTMENT LOSS                                                                (235,115)
-------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED    Net realized gain (loss) on:
GAIN (LOSS)                Investments:
                           Unaffiliated companies                                21,952,395
                           Affiliated companies                                    (135,000)
                           Foreign currency transactions                           (691,072)
                                                                                 ----------
                           Net realized gain                                     21,126,323
                           ----------------------------------------------------------------
                           Net change in unrealized appreciation or
                           depreciation on:
                           Investments                                              491,725
                           Translation of assets and liabilities denominated
                           in foreign currencies                                   (824,768)
                                                                                 ----------
                           Net change                                              (333,043)
                                                                                 ----------
                           Net realized and unrealized gain                      20,793,280
-------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                            $20,558,165
                                                                                -----------
                                                                                -----------


                 See accompanying Notes to Financial Statements.

                 13  Oppenheimer Global Emerging Growth Fund

                           STATEMENTS OF CHANGES IN NET ASSETS

                                                                                          YEAR ENDED
SEPTEMBER 30,
                                                                                          1996
         1995
-------------------------------------------------------------------------------------------------
-----------------------
OPERATIONS             Net investment income (loss)                                       $
(235,115)     $    107,231

-------------------------------------------------------------------------------------------------
                       Net realized gain (loss)
21,126,323       (40,930,783)

-------------------------------------------------------------------------------------------------
                       Net change in unrealized appreciation or depreciation
(333,043)       27,445,462

------------      ------------
                       Net increase (decrease) in net assets resulting from operations
20,558,165       (13,378,090)

-------------------------------------------------------------------------------------------------
BENEFICIAL INTEREST    Net increase (decrease) in net assets resulting from beneficial
TRANSACTIONS           interest transactions--Note 2:
                       Class A
(6,010,385)      (10,093,708)
                       Class B
10,625,564                --
                       Class C
3,210,027                --
-------------------------------------------------------------------------------------------------
-----------------------
NET ASSETS             Total increase (decrease)
28,383,371       (23,471,798)

-------------------------------------------------------------------------------------------------
                       Beginning of period
139,822,986       163,294,784

------------      ------------
                       End of period (including accumulated net investment losses of $266,679 and $130,131, respectively)
$168,206,357      $139,822,986

------------      ------------

------------      ------------

                       See accompanying Notes to Financial Statements.


                       14  Oppenheimer Global Emerging Growth Fund

                       FINANCIAL HIGHLIGHTS

                                          CLASS A
CLASS B      CLASS C
                                          ------------------------------------------------
---------    ---------

PERIOD       PERIOD

ENDED        ENDED
                                          YEAR ENDED SEPTEMBER 30,
SEPT. 30,    SEPT. 30,
                                          1996       1995       1994       1993       1992
1996(1)      1996(1)
-------------------------------------------------------------------------------------------------
----------------------
PER SHARE OPERATING DATA:
Net asset value, beginning
of period                                 $18.03     $19.35     $21.64     $20.25     $26.90
$17.43       $17.43
-------------------------------------------------------------------------------------------------
-------------------
Income (loss) from investment
operations:
Net investment income (loss)                (.03)       .01       (.01)      (.10)      (.17)
(.01)        (.01)
Net realized and unrealized
gain (loss)                                 2.96      (1.33)     (2.11)      1.69      (6.47)
3.36         3.37
                                          ------     ------     ------     ------     ------
------       ------
Total income (loss) from
investment operations                       2.93      (1.32)     (2.12)      1.59      (6.64)
3.35         3.36
-------------------------------------------------------------------------------------------------
-------------------
Dividends and distributions to
shareholders:
Dividends from net investment
income                                        --         --         --         --       (.01)
  --           --
Distributions from net
realized gain                                 --         --       (.17)      (.20)        --
  --           --
                                          ------     ------     ------     ------     ------
------       ------
Total dividends and distributions
to shareholders                               --         --       (.17)      (.20)      (.01)
  --           --
-------------------------------------------------------------------------------------------------
-------------------
Net asset value, end of period            $20.96     $18.03     $19.35     $21.64     $20.25
$20.78       $20.79
                                          ------     ------     ------     ------     ------
------       ------
                                          ------     ------     ------     ------     ------
------       ------

-------------------------------------------------------------------------------------------------
-------------------
TOTAL RETURN, AT NET ASSET VALUE(2)        16.25%     (6.82)%    (9.91)%     7.79%    (24.70)%
19.22%       19.28%
-------------------------------------------------------------------------------------------------
-------------------
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
(in thousands)                          $154,082   $139,823   $163,295   $199,697   $129,634
$10,855       $3,269
-------------------------------------------------------------------------------------------------
-------------------
Average net assets
(in thousands)                          $142,045   $148,378   $190,984   $194,184   $166,144
$4,675       $1,599
-------------------------------------------------------------------------------------------------
-------------------
Ratios to average net assets:
Net investment income (loss)               (0.15)%    0.07%      (1.05)%    (0.80)%    (0.71)%
(0.42)%(3)   (0.45)%(3)
Expenses                                    1.87%     1.76%       1.77%      1.59%      1.39%
2.56%(3)    2.54%(3)
-------------------------------------------------------------------------------------------------
-------------------
Portfolio turnover rate(4)                 125.9%    160.3%       54.7%      41.0%       2.6%
125.9%     125.9%
Average brokerage
commission rate(5)                       $0.0030        --          --         --         --
$0.0030    $0.0030



1.For the period from November 1, 1995 (inception of offering) to September 30, 1996.
2. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period (or inception of offering), with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns. Total returns are not annualized for periods of less than one full year.
3. Annualized.
4. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the period ended September 30, 1996 were $182,488,843 and $175,044,184, respectively.
5. Total brokerage commissions paid on applicable purchases and sales of portfolio securities for the period divided by the total number of related shares purchased and sold.

See accompanying Notes to Financial Statements.

15  Oppenheimer Global Emerging Growth Fund

                         NOTES TO FINANCIAL STATEMENTS

------
1. SIGNIFICANT           Oppenheimer Global Emerging Growth Fund (the Fund) is
ACCOUNTING POLICIES      registered under the Investment Company Act of 1940, as
                         amended, as a diversified, open-end management
                         investment company. The Fund's investment objective is
                         to aggressively seek capital appreciation from equity
                         securities. In seeking its objective, the Fund
                         emphasizes investments in emerging growth companies in
                         the U.S. and foreign countries that offer the potential
                         for growth of earnings or capital. The Fund's
                         investment adviser is OppenheimerFunds, Inc. (the
                         Manager). The Fund offers Class A, Class B and Class C
                         shares. Class A shares are sold with a front-end sales
                         charge. Class B and Class C shares may be subject to a
                         contingent deferred sales charge. All three classes of
                         shares have identical rights to earnings, assets and
                         voting privileges, except that each class has its own
                         distribution and/or service plan, expenses directly
                         attributable to a particular class and exclusive voting
                         rights with respect to matters affecting a single
                         class. Class B shares will automatically convert to
                         Class A shares six years after the date of purchase.
                         The following is a summary of significant accounting
                         policies consistently followed by the Fund.
                         -------------------------------------------------------
                         INVESTMENT VALUATION. Portfolio securities are valued
                         at the close of the New York Stock Exchange on each
                         trading day. Listed and unlisted securities for which
                         such information is regularly reported are valued at
                         the last sale price of the day or, in the absence of
                         sales, at values based on the closing bid or the last
                         sale price on the prior trading day. Long-term and
                         short-term "non-money market" debt securities are
                         valued by a portfolio pricing service approved by the
                         Board of Trustees. Such securities which cannot be
                         valued by the approved portfolio pricing service are
                         valued using dealer-supplied valuations provided the
                         Manager is satisfied that the firm rendering the quotes
                         is reliable and that the quotes reflect current market
                         value, or are valued under consistently applied
                         procedures established by the Board of Trustees to
                         determine fair value in good faith. Short-term "money
                         market type" debt securities having a remaining
                         maturity of 60 days or less are valued at cost (or last
                         determined market value) adjusted for amortization to
                         maturity of any premium or discount. Forward foreign
                         currency exchange contracts are valued based on the
                         closing prices of the forward currency contract rates
                         in the London foreign exchange markets on a daily basis
                         as provided by a reliable bank or dealer.
                         -------------------------------------------------------
                         FOREIGN CURRENCY TRANSLATION. The accounting records of
                         the Fund are maintained in U.S. dollars. Prices of
                         securities denominated in foreign currencies are
                         translated into U.S. dollars at the closing rates of
                         exchange. Amounts related to the purchase and sale of
                         securities and investment income are translated at the
                         rates of exchange prevailing on the respective dates of
                         such transactions.
                                   The effect of changes in foreign currency
                         exchange rates on investments is separately identified
                         from fluctuations arising from changes in market values
                         of securities held and reported with all other foreign
                         currency gains and losses in the Fund's Statement of
                         Operations.
                         -------------------------------------------------------
                         REPURCHASE AGREEMENTS. The Fund requires the custodian
                         to take possession, to have legally segregated in the
                         Federal Reserve Book Entry System or to have segregated
                         within the custodian's vault, all securities held as
                         collateral for repurchase agreements. The market value
                         of the underlying securities is required to be at least
                         102% of the resale price at the time of purchase. If
                         the seller of the agreement defaults and the value of
                         the collateral declines, or if the seller enters an
                         insolvency proceeding, realization of the value of the
                         collateral by the Fund may be delayed or limited.
                         -------------------------------------------------------
                         ALLOCATION OF INCOME, EXPENSES, AND GAINS AND LOSSES.
                         Income, expenses (other than those attributable to a
                         specific class) and gains and losses are allocated
                         daily to each class of shares based upon the relative
                         proportion of net assets represented by such class.
                         Operating expenses directly attributable to a specific
                         class are charged against the operations of that class.
                         -------------------------------------------------------
                         FEDERAL TAXES. The Fund intends to continue to comply
                         with provisions of the Internal Revenue Code applicable
                         to regulated investment companies and to distribute all
                         of its taxable income, including any net realized gain
                         on investments not offset by loss carryovers, to
                         shareholders. Therefore, no federal income or excise
                         tax provision is required. At September 30, 1996, the
                         Fund had available for federal income tax purposes an
                         unused capital loss carryover of approximately
                         $29,567,000, which expires between 1998 and 2004.
                         -------------------------------------------------------
                         TRUSTEES' FEES AND EXPENSES. The Fund has adopted a nonfunded retirement plan for the Fund's independent trustees. Benefits are based on years of service and fees paid to each trustee during the years of service.
                         During the year ended September 30, 1996, a provision of $40,711 was made for the Fund's projected benefit obligations and payments of $4,045 were made to retired trustees, resulting in an accumulated liability of $100,657 at September 30, 1996.

                         16  Oppenheimer Global Emerging Growth Fund

--------------------------------------------------------------------------------
1. SIGNIFICANT           DISTRIBUTIONS TO SHAREHOLDERS. Dividends and
ACCOUNTING POLICIES      distributions to shareholders are recorded on the ex-
(CONTINUED)              dividend date.
                         -------------------------------------------------------
                         CLASSIFICATION OF DISTRIBUTIONS TO SHAREHOLDERS. Net
                         investment income (loss) and net realized gain (loss)
                         may differ for financial statement and tax purposes.
                         The character of the distributions made during the year
                         from net investment income or net realized gains may
                         differ from their ultimate characterization for federal
                         income tax purposes. Also, due to timing of dividend
                         distributions, the fiscal year in which amounts are
                         distributed may differ from the year that the income or
                         realized gain (loss) was recorded by the Fund.
                                   During the year ended September 30, 1996, the
                         Fund adjusted the classification of investment income
                         and capital gain (loss) to shareholders to reflect the
                         differences between the financial statement amounts and
                         those determined in accordance with income tax
                         regulations. Accordingly, during the year ended
                         September 30, 1996, amounts have been reclassified to
                         reflect a decrease in undistributed net investment
                         income of $312,755, a decrease in accumulated net
                         realized loss on investments of $460,650, and a
                         decrease in paid-in capital of $147,895. In addition,
                         to properly reflect foreign currency gain in the
                         components of capital, $411,322 of foreign exchange
                         gain determined according to U.S. federal income tax
                         rules has been reclassified from net realized gain to
                         net investment loss.
                         -------------------------------------------------------
                         OTHER. Investment transactions are accounted for on the
                         date the investments are purchased or sold (trade date)
                         and dividend income is recorded on the ex-dividend
                         date. Realized gains and losses on investments and
                         unrealized appreciation and depreciation are determined
                         on an identified cost basis, which is the same basis
                         used for federal income tax purposes.
                                   The preparation of financial statements in
                         conformity with generally accepted accounting
                         principles requires management to make estimates and
                         assumptions that affect the reported amounts of assets
                         and liabilities and disclosure of contingent assets and
                         liabilities at the date of the financial statements and
                         the reported amounts of income and expenses during the
                         reporting period. Actual results could differ from
                         those estimates.
--------------------------------------------------------------------------------
2. SHARES OF             The Fund has authorized an unlimited number of no par
BENEFICIAL INTEREST      value shares of beneficial interest. Transactions in
                         shares of beneficial interest were as follows:

                                                             YEAR ENDED SEPTEMBER 30, 1996(1)  YEAR
ENDED SEPTEMBER 30, 1995
                                                             --------------------------------
------------------------------
                                                             SHARES         AMOUNT             SHARES
      AMOUNT

----------------------------------------------------------------------------------------------------
                         Class A:
                         Sold                                3,277,006     $ 65,681,449
1,148,488    $ 19,774,392
                         Issued in connection with the
                         acquisition of Oppenheimer Global
                         Environment Fund--Note 6                   --               --
1,540,515      27,636,869
                         Redeemed                           (3,681,446)     (71,691,834)
(3,370,269)    (57,504,969)
                                                            ----------      -----------
----------     -----------
                         Net decrease                         (404,440)    $ (6,010,385)
(681,266)   $(10,093,708)
                                                            ----------      -----------
----------     -----------
                                                            ----------      -----------
----------     -----------


----------------------------------------------------------------------------------------------------
                         Class B:
                         Sold                                  722,783     $ 14,601,668
   --    $         --
                         Redeemed                             (200,287)      (3,976,104)
   --              --
                                                            ----------      -----------
----------     -----------
                         Net increase                          522,496     $ 10,625,564
   --    $         --
                                                            ----------      -----------
----------     -----------
                                                            ----------      -----------
----------     -----------

----------------------------------------------------------------------------------------------------
                         Class C:
                         Sold                                  244,882      $ 4,972,628
   --    $         --
                         Redeemed                              (87,599)      (1,762,601)
   --              --
                                                            ----------      -----------
----------     -----------
                         Net increase                          157,283      $ 3,210,027
   --    $         --
                                                            ----------      -----------
----------     -----------
                                                            ----------      -----------
----------     -----------

                         1. For the year ended September 30, 1996 for Class A shares and for the period from November 1, 1995 (inception of offering) to September 30, 1996 for Class B and Class C shares.

                         17  Oppenheimer Global Emerging Growth Fund

--------------------------------------------------------------------------------
3. UNREALIZED GAINS AND At September 30, 1996, net unrealized appreciation on LOSSES ON INVESTMENTS investments of $18,306,324 was composed of gross appreciation of $26,458,740, and gross depreciation of
                         $8,152,416.
--------------------------------------------------------------------------------
4. MANAGEMENT FEES       Management fees paid to the Manager were in accordance
AND OTHER TRANSACTIONS   with the investment advisory agreement with the Fund
WITH AFFILIATES          which provides for a fee of 1% of the first $50 million
                         of average annual net assets, 0.75% of the next $150 million; 0.72% of the next 200 million; 0.69% of the next $200 million; 0.66% of the next $200 million; and 0.60% of net assets in excess of $800 million. The
                         Manager has agreed to reimburse the Fund if aggregate expenses (with specified exceptions) exceed the most stringent applicable regulatory limit on Fund expenses.
                                   For the year ended September 30, 1996,
                         commissions (sales charges paid by investors) on sales of Class A shares totaled $547,341, of which $159,815 was retained by OppenheimerFunds Distributor, Inc.
                         (OFDI), a subsidiary of the Manager, as general distributor, and by an affiliated broker/dealer. Sales charges advanced to broker/dealers by OFDI on sales of the Fund's Class B and Class C shares totaled $280,291 and $29,431 of which $15,404 was paid to an affiliated broker/dealer for Class B. During the period ended
                         September 30, 1996, OFDI received contingent deferred sales charges of $8,208 and $1,057, respectively, upon redemption of Class B and Class C shares as reimbursement for sales commissions advanced by OFDI at the time of sale of such shares.
                                   OppenheimerFunds Services (OFS), a division
                         of the Manager, is the transfer and shareholder servicing agent for the Fund, and for other registered investment companies. OFS's total costs of providing such services are allocated ratably to these companies.
                                   The Fund has adopted a Service Plan for Class
                         A shares to reimburse OFDI for a portion of its costs incurred in connection with the personal service and maintenance of accounts that hold Class A shares.
                         Reimbursement is made quarterly at an annual rate that may not exceed 0.25% of the average annual net assets of Class A shares of the Fund. OFDI uses the service fee to reimburse brokers, dealers, banks and other financial institutions quarterly for providing personal service and maintenance of accounts of their customers that hold Class A shares. During the year ended
                         September 30, 1996, OFDI paid $17,351 to an affiliated broker/dealer as reimbursement for Class A personal service and maintenance expenses.
                                   The Fund has adopted compensation type
                         Distribution and Service Plans for Class B and Class C shares to compensate OFDI for its services and costs in distributing Class B and Class C shares and servicing accounts. Under the Plans, the Fund pays OFDI an annual asset-based sales charge of 0.75% per year on Class B shares and on Class C shares, as compensation for sales commissions paid from its own resources at the time of sale and associated financing costs. If the Plans are terminated by the Fund, the Board of Trustees may allow the Fund to continue payments of the asset-based sales charge to OFDI for certain expenses it incurred before the Plans were terminated. OFDI also receives a service fee of 0.25% per year as compensation for costs incurred in connection with the personal service and maintenance of accounts that hold shares of the Fund, including amounts paid to brokers, dealers, banks and other financial institutions. Both fees are computed on the average annual net assets of Class B and Class C shares, determined as of the close of each regular business day. During the year ended September 30, 1996, OFDI retained $38,764 and $12,877, respectively, as compensation for Class B and Class C sales commissions and service fee advances, as well as financing costs.
                         At September 30, 1996, OFDI had incurred unreimbursed expenses of $284,933 for Class B and $48,241 for Class
                         C.

                         18  Oppenheimer Global Emerging Growth Fund

--------------------------------------------------------------------------------
5. FORWARD CONTRACTS     A forward foreign currency exchange contract (forward
                         contract) is a commitment to purchase or sell a foreign currency at a future date, at a negotiated rate.
                                   The Fund uses forward contracts to seek to
                         manage foreign currency risks. They may also be used to tactically shift portfolio currency risk. The Fund generally enters into forward contracts as a hedge upon the purchase or sale of a security denominated in a foreign currency. In addition, the Fund may enter into such contracts as a hedge against changes in foreign currency exchange rates on portfolio positions.
                                   Forward contracts are valued based on the
                         closing prices of the forward currency contract rates in the London foreign exchange markets on a daily basis as provided by a reliable bank or dealer. The Fund will realize a gain or loss upon the closing or settlement of the forward transaction.
                                   Securities held in segregated accounts to
                         cover net exposure on outstanding forward contracts are noted in the Statement of Investments where applicable.
                         Unrealized appreciation or depreciation on forward contracts is reported in the Statement of Assets and Liabilities. Realized gains and losses are reported with all other foreign currency gains and losses in the Fund's Statement of Operations.
                                   Risks include the potential inability of the
                         counterparty to meet the terms of the contract and unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

                         At September 30, 1996, the Fund had outstanding forward contracts to purchase and sell foreign currencies as follows:

                                                  CONTRACT AMOUNT      VALUATION AS OF
UNREALIZED       UNREALIZED
CONTRACTS TO PURCHASE         EXPIRATION DATE     (000'S)              SEPTEMBER 30, 1996
APPRECIATION     DEPRECIATION
-------------------------------------------------------------------------------------------------
--------------------------
British Pound Sterling (GBP)  10/2/96                      38 GBP      $   59,629               $
   34          $     --
-------------------------------------------------------------------------------------------------
--------------------------
Japanese Yen (JPY)            10/1/96                 343,940 JPY       3,088,125
   --            12,948
                                                                       ----------
--------          --------
                                                                       $3,147,754
   34            12,948
                                                                       ----------
--------          --------
                                                                       ----------
--------          --------
CONTRACTS TO SELL
-------------------------------------------------------------------------------------------------
--------------------------
Indonesian Rupiah (IDR)       10/1/96--10/2/96         33,562 IDR      $   14,457               $
    3          $     --
-------------------------------------------------------------------------------------------------
--------------------------
Japanese Yen (JPY)            10/1/96--10/6/96        687,880 JPY       6,216,417
112,830                --
                                                                       ----------
--------          --------
                                                                       $6,230,874
112,833                --
                                                                       ----------
--------          --------
                                                                       ----------
Total Unrealized Appreciation and Depreciation
$112,867          $ 12,948

--------          --------

--------          --------

-------------------------------------------------------------------------------------------------
--------------------------

6. ACQUISITION OF        On November 18, 1994, the Fund acquired all of the net
OPPENHEIMER GLOBAL       assets of Oppenheimer Global Environment Fund, pursuant
ENVIRONMENT FUND         to an Agreement and Plan of Reorganization approved by
                         the Oppenheimer Global Environment Fund shareholders on
                         November 4, 1994. The Fund issued 1,540,515 Class A shares of beneficial interest, valued at $27,636,869, in exchange for the net assets, resulting in combined
                         Class A net assets of $174,971,153 on November 18,
                         1994. The net assets acquired included net unrealized appreciation of $2,684,431. The exchange qualifies as a tax-free reorganization for federal income tax purposes.

                         19  Oppenheimer Global Emerging Growth Fund

                         INDEPENDENT AUDITORS' REPORT

--------------------------------------------------------------------------------
                         The Board of Trustees and Shareholders of Oppenheimer Global Emerging Growth Fund:

                         We have audited the accompanying statements of investments and assets and liabilities of Oppenheimer Global Emerging Growth Fund as of September 30, 1996, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two year period then ended and the financial highlights for each of the years in the five year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
                                   We conducted our audits in accordance with
                         generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 1996 by correspondence with the custodian and brokers; and where confirmations were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                                   In our opinion, the financial statements and
                         financial highlights referred to above present fairly, in all material respects, the financial position of Oppenheimer Global Emerging Growth Fund as of September 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two year period then ended, and the financial highlights for each of the years in the five year period then ended, in conformity with generally accepted accounting principles.

                    /s/ KPMG Peat Marwick LLP
                         KPMG PEAT MARWICK LLP

                         Denver, Colorado
                         October 21, 1996

                         20  Oppenheimer Global Emerging Growth Fund

                         FEDERAL INCOME TAX INFORMATION   (UNAUDITED)
--------------------------------------------------------------------------------
                         In early 1997 shareholders will receive information regarding all dividends and distributions paid to them by the Fund during calendar year 1996. Regulations of the U.S. Treasury Department require the Fund to report this information to the Internal Revenue Service.
                                   The foregoing information is presented to
                         assist shareholders in reporting distributions received from the Fund to the Internal Revenue Service. Because of the complexity of the federal regulations which may affect your individual tax return and the many variations in state and local tax regulations, we recommend that you consult your tax adviser for specific guidance.

                         21  Oppenheimer Global Emerging Growth Fund

                         OPPENHEIMER GLOBAL EMERGING GROWTH FUND

--------------------------------------------------------------------------------
OFFICERS AND TRUSTEES    Leon Levy, Chairman of the Board of Trustees
                         Donald W. Spiro, Vice Chairman of the Board of Trustees
                         Bridget A. Macaskill, Trustee and President
                         Robert G. Galli, Trustee
                         Benjamin Lipstein, Trustee
                         Elizabeth B. Moynihan, Trustee
                         Kenneth A. Randall, Trustee
                         Edward V. Regan, Trustee
                         Russell S. Reynolds, Jr., Trustee
                         Sidney M. Robbins, Trustee
                         Pauline Trigere, Trustee
                         Clayton K. Yeutter, Trustee
                         George Evans, Vice President
                         Jay Tracey, Vice President
                         George C. Bowen, Treasurer
                         Robert J. Bishop, Assistant Treasurer
                         Scott T. Farrar, Assistant Treasurer
                         Andrew J. Donohue, Secretary
                         Robert G. Zack, Assistant Secretary

--------------------------------------------------------------------------------
INVESTMENT ADVISER       OppenheimerFunds, Inc.

--------------------------------------------------------------------------------
DISTRIBUTOR              OppenheimerFunds Distributor, Inc.

--------------------------------------------------------------------------------
TRANSFER AND SHAREHOLDER OppenheimerFunds Services
SERVICING AGENT

--------------------------------------------------------------------------------
CUSTODIAN OF             The Bank of New York
PORTFOLIO SECURITIES

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INDEPENDENT AUDITORS     KPMG Peat Marwick LLP

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LEGAL COUNSEL            Gordon Altman Butowsky Weitzen Shalov & Wein

                         This is a copy of a report to shareholders of Oppenheimer Global Emerging Growth Fund. This report must be preceded or accompanied by a Prospectus of Oppenheimer Global Emerging Growth Fund. For material information concerning the Fund, see the Prospectus. Shares of Oppenheimer funds are not deposits or obligations of any bank, are not guaranteed by any bank, and are not insured by the FDIC or any other agency, and involve investment risks, including possible loss of the principal amount invested.

                         22  Oppenheimer Global Emerging Growth Fund

                         OPPENHEIMERFUNDS FAMILY

--------------------------------------------------------------------------------
                         OppenheimerFunds offers over 50 funds designed to fit virtually every investment goal. Whether you're investing for retirement, your children's education or tax-free income, we have the funds to help you seek your objective.
                              When you invest with OppenheimerFunds, you can
                         feel comfortable knowing that you are investing with a respected financial institution with over 35 years of experience in helping people just like you reach their financial goals. And you're investing with a leader in global, growth stock and flexible fixed-income investments--with over 3 million shareholder accounts and more than $55 billion under OppenheimerFunds' management and that of our affiliates.
                              At OppenheimerFunds we don't charge a fee to
                         exchange shares. And you can exchange shares easily by mail or by telephone.(1) For more information on Oppenheimer funds, please contact your financial adviser or call us at 1-800-525-7048 for a prospectus. You may also write us at the address shown on the back cover. As always, please read the prospectus carefully before you invest.

----------------------------------------------------------------------------------------------------
STOCK FUNDS              Global Emerging Growth Fund             Growth Fund
                         Enterprise Fund(2)                      Global Fund
                         International Growth Fund               Quest Global Value Fund
                         Discovery Fund                          Disciplined Value Fund
                         Quest Small Cap Value Fund              Oppenheimer Fund
                         Gold & Special Minerals Fund            Value Stock Fund
                         Target Fund                             Quest Value Fund

----------------------------------------------------------------------------------------------------
STOCK & BOND FUNDS       Main Street Income & Growth Fund        Equity Income Fund
                         Quest Opportunity Value Fund            Disciplined Allocation Fund
                         Total Return Fund                       Asset Allocation Fund
                         Quest Growth & Income Value Fund        Strategic Income & Growth Fund
                         Global Growth & Income Fund             Bond Fund for Growth
----------------------------------------------------------------------------------------------------
BOND FUNDS               International Bond Fund                 Bond Fund
                         High Yield Fund                         U.S. Government Trust
                         Champion Income Fund                    Limited-Term Government Fund
                         Strategic Income Fund
----------------------------------------------------------------------------------------------------
MUNICIPAL FUNDS          California Municipal Fund(3)            Insured Municipal Fund
                         Florida Municipal Fund(3)               Intermediate Municipal Fund
                         New Jersey Municipal Fund(3)
                         New York Municipal Fund(3)              ROCHESTER DIVISION
                         Pennsylvania Municipal Fund(3)          Rochester Fund Municipals
                         Municipal Bond Fund                     Limited Term New York Municipal Fund
----------------------------------------------------------------------------------------------------
MONEY MARKET FUNDS(4)    Money Market Fund                       Cash Reserves
----------------------------------------------------------------------------------------------------
LIFESPAN                 Growth Fund                             Income Fund
                         Balanced Fund

                         1. Exchange privileges are subject to change or termination. Shares may be exchanged only for shares of the same class of eligible funds.
                         2.Effective 4/1/96, the Fund is closed to new investors.
                         3. Available only to investors in certain states.
                         4. An investment in money market funds is neither insured nor guaranteed by the U.S. government and there can be no assurance that a money market fund will be able to maintain a stable net asset value of $1.00 per share.
                         Oppenheimer funds are distributed by OppenheimerFunds Distributor, Inc., Two World Trade Center, New York, NY 10048-0203.
                         (C) Copyright 1996 OppenheimerFunds, Inc. All rights reserved.

                         23  Oppenheimer Global Emerging Growth Fund

INFORMATION


GENERAL INFORMATION
Monday-Friday 8:30 a.m.-9 p.m. ET
Saturday 10 a.m.-2 p.m. ET
1-800-525-7048

TELEPHONE TRANSACTIONS
Monday-Friday 8:30 a.m.-8 p.m. ET
1-800-852-8457

PHONELINK
24 hours a day, automated
information and transactions
1-800-533-3310

TELECOMMUNICATIONS DEVICE
FOR THE DEAF (TDD)
Monday-Friday 8:30 a.m.-8 p.m. ET
1-800-843-4461

OPPENHEIMERFUNDS
INFORMATION HOTLINE
24 hours a day, timely and insightful
messages on the economy and
issues that affect your investments
1-800-835-3104

RA0750.001.0996       November 30, 1996


[PHOTO]
Customer Service Representative
OppenheimerFunds Services


"HOW MAY I HELP YOU?"


As an Oppenheimer fund shareholder, you have some special privileges. Whether it's automatic investment plans, informative newsletters and hotlines, or ready account access, you can benefit from services designed to make investing simple.

     And when you need help, our Customer Service Representatives are only a toll-free phone call away. They can provide information about your account and handle administrative requests. You can reach them at our General Information number.

     When you want to make a transaction, you can do it easily by calling our toll-free Telephone Transactions number. And, by enrolling in AccountLink, a convenient service that "links" your Oppenheimer funds accounts and your bank checking or savings account, you can use the Telephone Transactions number to make investments.

     For added convenience, you can get automated information with OppenheimerFunds PhoneLink service, available 24 hours a day, 7 days a week. PhoneLink gives you access to a variety of fund, account, and market information. Of course, you can always speak with a Customer Service Representative during the General Information hours shown at the left.

     You can count on us whenever you need assistance. That's why the International Customer Service Association, an independent, nonprofit organization made up of over 3,200 customer service management professionals from around the country, honored the Oppenheimer funds' transfer agent, OppenheimerFunds Services, with their Award of Excellence in 1993.

     So call us today--we're here to help.

--------------------------------------------------------------------------------
[LOGO]                                                            --------------
                                                                  Bulk Rate
OppenheimerFunds Distributor, Inc.                                U.S. Postage
P.O. Box 5270                                                     PAID
Denver, CO 80217-5270                                             Permit No. 469
                                                                  Denver, CO
                                                                  --------------

                          OPPENHEIMER GLOBAL FUND

                                 FORM N-14

                                  PART C

                             OTHER INFORMATION


Item 15.   Indemnification

     Reference is made to Article IV of Registrant's Declaration of Trust filed as Exhibit 24(b)(1) to Registrant's Registration
Statement and incorporated herein by reference.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 16.  Exhibits

(1)  Amended and Restated Declaration of Trust dated as of August
1, 1995: Previously filed with Registrant's Post-Effective
Amendment No. 65, 7/27/95, and incorporated herein by reference.

(2)   By-Laws (amended as of 8/6/87): Previously filed with
Registrant's Post-Effective Amendment No. 63, 12/1/94 and incorporated herein by reference.

(3)   Not applicable.

(4) Agreement and Plan of Reorganization: See Exhibit A to Part A of this Registration Statement

(5)  (i)Specimen Share Certificate for Registrant's Class A Shares:
Previously filed with Registrant's Post-Effective Amendment
No. 68, 1/7/97, and incorporated herein by reference.


     (ii) Specimen Share Certificate for Registrant's Class B
Shares: Previously filed with Registrant's Post-Effective Amendment No. 68, 1/7/97, and incorporated herein by reference.

     (iii) Specimen Share Certificate for Registrant's Class C
Shares: Previously filed with Registrant's Post-Effective Amendment No. 68, 1/7/97, and incorporated herein by reference.

(6) Investment Advisory Agreement dated as of 6/27/94: Previously filed with Registrant's Post-Effective Amendment No. 63, 12/1/94, and incorporated herein by reference.

(7)   (i)   General Distributor's Agreement dated December 10,
1992: Previously filed with Post-Effective Amendment No. 59 to Registrant's Registration Statement, 1/29/93, refiled with Registrant's Post-Effective Amendment No. 63, 12/1/94, pursuant to
Item 102 of Regulation S-T, and incorporated herein by reference.

      (ii)  Form of Oppenheimer Funds Distributor, Inc. Dealer
Agreement: Filed with Post-Effective Amendment No. 14 to the
Registration Statement of Oppenheimer Main Street Funds, Inc. (Reg. No. 33-17850), 9/30/94, and incorporated herein by reference.

     (iii)  Form of Oppenheimer Funds Distributor, Inc. Broker
Agreement: Filed with Post-Effective Amendment No. 14 to the Registration Statement of Oppenheimer Main Street Funds, Inc. (Reg. No. 33-17850), 9/30/94, and incorporated herein by reference.

      (iv)  Form of Oppenheimer Funds Distributor, Inc. Agency
Agreement: Filed with Post-Effective Amendment No. 14 to the Registration Statement of Oppenheimer Main Street Funds, Inc. (Reg. No. 33-17850), 9/30/94, and incorporated herein by reference.

      (v) Broker Agreement between Oppenheimer Fund Management, Inc. and Newbridge Securities dated 10/1/86: Filed with Post-Effective Amendment No. 25 to Oppenheimer Growth Fund's Registration Statement (Reg. No. 2-45272), 11/1/86, refiled with Post-Effective Amendment No. 45 to Oppenheimer Growth Fund's Registration Statement (Reg. No. 2-45272), 8/22/94, pursuant to
Item     102 of Regulation S-T, and incorporated herein by
reference.

(8)   Not Applicable.

(9) Amended and Restated Custody Agreement dated 11/12/92 between Registrant and The Bank of New York: Filed with Registrant's Post-Effective Amendment No. 59, 1/29/93, refiled with Registrant's Post-Effective Amendment No. 63, 12/1/94, pursuant to Item 102 of Regulation S-T, and incorporated herein by reference.

(10)  (i)   Class A Service Plan and Agreement dated June 10, 1993,
pursuant to Rule 12b-1 under the Investment Company Act:
Previously filed with Post-Effective Amendment No. 60 to
Registrant's Registration Statement, 11/24/93, and incorporated herein by reference.


      (ii) Class B Distribution and Service Plan and Agreement dated February 10, 1994: Previously filed with Post-Effective
Amendment No. 63 to Registrant's Registration Statement,
12/1/94, pursuant to Rule 12b-1 under the Investment Company Act, and incorporated herein by reference.

      (iii) Class C Distribution and Service Plan: Previously filed with Registrant's Post-Effective Amendment No. 66, 9/29/95, pursuant to Rule 12b-1 under the Investment Company Act, and incorporated herein by reference.

(11) Opinion and Consent of Counsel dated 3/2/87: Previously filed with Post-Effective Amendment No. 52 to Registrant's Registration Statement, 1/27/89, refiled with Post-Effective Amendment No. 63 of Registrant's Registration Statement, 12/1/94, pursuant to Item 102 of Regulation S-T, and incorporated herein by reference.

(12) Tax Opinion Relating to the Reorganization: Draft Opinion filed herewith.

(13) Not applicable.

(14) Consent of KPMG Peat Marwick LLP:  Filed herewith.

(15) Not applicable.

(16) Powers of Attorney signed by Registrant's Trustees and Certified Board Resolutions: Previously filed with Post-Effective Amendment No. 60 to Registrant's Registration Statement, 11/24/93, and incorporated herein by reference.
     Power of Attorney for Bridget A. Macaskill, Trustee: Filed with Registrant's Post-Effective Amendment No. 67, 1/24/96, and incorporated herein by reference.

(17)(i)  Declaration of Registrant's Predecessor under Rule 24f-2:
Filed herewith.

    (ii)(a) Financial Data Schedules of Registrant: Filed herewith.
        (b) Financial Data Schedules of Global Emerging Growth
Fund:  Filed herewith.
                                SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant certifies that it meets all the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 7th day of March, 1997.


                OPPENHEIMER GLOBAL FUND



            BY: /s/ Bridget A. Macaskill*
              Bridget A. Macaskill, President


As required by the Securities Act of 1933, this Registration
Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures                Title                    Date
_______________           ______                   ____________

/s/ Leon Levy                                      Chairman of the     March 7, 1997
Leon Levy*                Board of Trustees



/s/ George Bowen                                   Chief Financial     March 7, 1997
George Bowen*             and Accounting
                          Officer and Treasurer


/s/ Bridget A. Macaskill                           Principal Executive March 7, 1997
Bridget A. Macaskill*     Officer, President
                          and Trustee


/s/ Robert G. Galli                                Trustee        March 7, 1997
Robert G. Galli*


/s/ Benjamin Lipstein                              Trustee        March 7, 1997
Benjamin Lipstein*


/s/ Elizabeth B. Lipstein                          Trustee        March 7, 1997
Elizabeth B. Moynihan*


/s/ Kenneth A. Randall                             Trustee        March 7, 1997
Kenneth A. Randall*


/s/ Edward V. Regan                                Trustee        March 7, 1997
Edward V. Regan*



/s/ Russell S. Reynolds                            Trustee        March 7, 1997
Russell S. Reynolds, Jr.*


/s/ Donald W. Spiro                                Trustee        March 7, 1997
Donald W. Spiro*


/s/ Pauline Trigere                                Trustee        March 7, 1997
Pauline Trigere*


/s/ Clayton K. Yeutter                             Trustee        March 7, 1997
Clayton K. Yeutter*


*By:
    /s/ Robert G. Zack
    Robert G. Zack, Attorney-in-Fact


                          OPPENHEIMER GLOBAL FUND


                             Index to Exhibits
                           -----------------

Exhibit No.               Description
-----------               -----------
16(12)    Draft Tax Opinion Relating to the Reorganization

16(14)    Independent Auditors' Consent

16(17)(i) Declaration of Registrant's Predecessor
            Under Rule 24f-2

16(17)(ii)(a)   Financial Data Schedules of Registrant

16(17)(ii)(b)  Financial Data Schedules of Global Emerging Growth
                         Fund